Exhibit T3E

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re: FEDERAL-MOGUL GLOBAL INC., T&N LIMITED, et al.,[1] Debtors.	Chapter 11 Case Nos. 01-10578 (RTL) (Jointly Administered)

DISCLOSURE STATEMENT DESCRIBING

THIRD AMENDED JOINT PLAN OF REORGANIZATION

[1]	The U.S. Debtors (collectively, the “U.S. Debtors”) are Carter Automotive Company, Inc., Federal-Mogul Corporation, Federal-Mogul Dutch Holdings Inc., Federal-Mogul FX, Inc., Federal-Mogul Global Inc., Federal-Mogul Global Properties, Inc., Federal-Mogul Ignition Company, Federal-Mogul Machine Tool, Inc., Federal-Mogul Mystic, Inc., Federal-Mogul Piston Rings, Inc., Federal-Mogul Powertrain, Inc., Federal-Mogul Products, Inc., Federal-Mogul Puerto Rico, Inc., Federal-Mogul U.K. Holdings, Inc., Federal-Mogul Venture Corporation, Federal-Mogul World Wide, Inc., Felt Products Manufacturing Co., FM International LLC, Ferodo America, Inc., Gasket Holdings Inc., J.W.J. Holdings, Inc., McCord Sealing, Inc., and T&N Industries Inc.

The U.K. Debtors (collectively, the “U.K. Debtors”) are AE Dayton Services Limited, AE Group Machines Limited, AE Holdings Limited, AE International Limited, AE Limited, AE Piston Products Limited, AE Sales (Africa) Limited, Aeroplane & Motor Aluminum Castings Limited, Amber Supervision Limited, Ashburton Road Services Limited, Associated Engineering Group Limited, Awncast Limited, Bearings (North-Western) Limited, Brake Linings Limited, Colvan Rubber Co. Limited, Contact 100 Limited, Cosmid Limited, Cranhold Limited, Dealings Limited, Dumplington Services Limited, Duron Limited, E W Engineering Limited, Edmunds, Walker & Co. Limited, Engineering Components Limited, Federal-Mogul Acquisition Company Limited, Federal-Mogul Aftermarket UK Limited, Federal-Mogul Bradford Limited, Federal-Mogul Brake Systems Limited, Federal-Mogul Bridgwater Limited, Federal-Mogul Camshaft Castings Limited, Federal-Mogul Camshafts Limited, Federal-Mogul Engineering Limited, Federal-Mogul Eurofriction Limited, Federal-Mogul Export Services Limited, Federal-Mogul Friction Products Limited, Federal-Mogul Global Growth Limited, Federal-Mogul Ignition (U.K.) Limited, Federal-Mogul Powertrain Systems International Limited, Federal-Mogul Sealing Systems (Cardiff) Limited, Federal-Mogul Sealing Systems (Rochdale) Limited, Federal-Mogul Sealing Systems (Slough) Limited, Federal-Mogul Sealing Systems Limited, Federal-Mogul Shoreham Limited, Federal-Mogul Sintered Products Limited, Federal-Mogul Systems Protection Group Limited, Federal-Mogul Technology Limited, Federal-Mogul U.K. Limited, Ferodo Caernarfon Limited, Ferodo Limited, FHE Technology Limited, Fleetside Investments Limited, F-M UK Holding Limited, FP Diesel Limited, Friction Materials Limited, G.B. Tools & Components Exports Limited, Genthope Limited, Greet Limited, Halls Gaskets Limited, Hepworth & Grandage Limited, High Precision Equipment Limited, Inblot Limited, Instantwonder Limited, J.W. Roberts Limited, Kings Park Housing Limited, Lalton Limited, Lanoth Limited, Lanoth Precision Equipment Limited, Leeds Piston Ring & Engineering Co. Limited, M.T.A. (Kettering) Limited, Mantro Engineering Co. Limited, Mobile Distributing (Spares) Limited, Moores Plastic Units Limited, Newalls Insulation Company Limited, Ontall Limited, Payen (Europe) Limited, Pecal Limited, Presswork-Components Limited, Sintration Limited, Sourcelook Limited, Specialloid, Limited, STS (1996) Limited, TAF International Limited, T&N Holdings Limited, T&N International Limited, T&N Investments Limited, T&N Limited, T&N Materials Research Limited, T&N Piston Products Group Limited, T&N Properties Limited, T&N Shelf Eight Limited, T&N Shelf Eighteen Limited, T&N Shelf Fifteen Limited, T&N Shelf Five Limited, T&N Shelf Four Limited, T&N Shelf Fourteen Limited, T&N Shelf Nine Limited, T&N Shelf Nineteen Limited, T&N Shelf One Limited, T&N Shelf Seven Limited, T&N Shelf Six Limited, T&N Shelf Sixteen Limited, T&N Shelf Ten Limited, T&N Shelf Thirteen Limited, T&N Shelf Thirty Limited, T&N Shelf Thirty-One Limited, T&N Shelf Thirty-Three Limited, T&N Shelf Three Limited, T&N Shelf Twenty Limited, T&N Shelf Twenty-Eight Limited, T&N Shelf Twenty-Five Limited, T&N Shelf Twenty-Four Limited, T&N Shelf Twenty-Nine Limited, T&N Shelf Twenty-One Limited, T&N Shelf Twenty-Six Limited, T&N Shelf Twenty-Two Limited, T&N Shelf Two Limited, T&N Trade Marks Limited, T&N Welfare Trust Limited, TBA Belting Limited, TBA Belting (Residual) Limited, TBA Industrial Products Limited, Telford Rubber Processors Limited, Telford Technology Supplies Limited, The British Piston Ring Company Limited, The Washington Chemical Company Limited, Tinblo Limited, Touchdown Adhesive Products Limited, Turner & Newall Limited, Turner Brothers Asbestos Company Limited, Tynoda Limited, Vanwall Cars Limited, Wellworthy Limited, Wellworthy Property Developments Limited, and William C. Jones (Polymers) Limited. Unlike all the other U.K. Debtors, T&N Investments Limited is a Scottish rather than English company and commenced administration in Scotland in April 2002.

v

I.

INTRODUCTION

On October 1, 2001 (the “Petition Date”),2 the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court (collectively, the “Reorganization Cases”). In all, the Debtors comprise 157 entities (134 of which are U.K. Debtors and 23 are U.S. Debtors). Also on the Petition Date, the U.K. Debtors concurrently commenced administration pursuant to Part II of the English Insolvency Act 1986 in the Companies Court of the High Court of Justice, Chancery Division in London, England.

The Debtors, the Unsecured Creditors Committee, the Asbestos Claimants Committee, the Future Claimants Representative, JPMorgan Chase Bank, as Administrative Agent for the holders of Bank Claims, and the Equity Committee (collectively, the “Plan Proponents”) submit this Disclosure Statement in connection with the solicitation of acceptances and rejections with respect to the Third Amended Joint Plan of Reorganization (the “Plan”), a copy of which is attached as Exhibit A to this Disclosure Statement. The Plan is jointly proposed by the Plan Proponents.

The purpose of this Disclosure Statement is to set forth information (1) regarding the history of the Debtors, their businesses and the Reorganization Cases, (2) concerning the Plan and alternatives to the Plan, (3) advising the holders of Claims and Equity Interests of their rights under the Plan, (4) assisting the holders of Claims and Equity Interests in making an informed judgment regarding whether they should vote to accept or reject the Plan and (5) assisting the Bankruptcy Court in determining whether the Plan complies with the provisions of Chapter 11 of the Bankruptcy Code and should be confirmed.

By order dated June 4, 2004, the Bankruptcy Court approved this Disclosure Statement, in accordance with Section 1125 of the Bankruptcy Code, as containing “adequate information” to enable a hypothetical, reasonable investor typical of holders of Claims against, or Equity Interests in, the Debtors to make an informed judgment as to whether to accept or reject the Plan, and authorized its use in connection with the solicitation of votes with respect to the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN. No solicitation of votes may be made except pursuant to this Disclosure Statement and Section 1125 of the Bankruptcy Code. In voting on the Plan, holders of Claims and Equity Interests should not rely on any information relating to the Debtors and their businesses, other than that contained in this Disclosure Statement, the Plan and all exhibits and appendices hereto and thereto.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES, AND CONFIRMATION, OF THE PLAN AND MAY NOT BE RELIED UPON FOR ANY OTHER PURPOSE. NO PERSON MAY GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS REGARDING THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DISCLOSURE STATEMENT AND ANY ACCOMPANYING DOCUMENTS.

ALL CREDITORS AND HOLDERS OF EQUITY INTERESTS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS AND SCHEDULES ATTACHED TO THE PLAN, WHICH CONTROL IN THE EVENT OF ANY INCONSISTENCY OR INCOMPLETENESS. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE OF THIS DISCLOSURE STATEMENT, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THIS DATE.

ANY STATEMENTS IN THIS DISCLOSURE STATEMENT CONCERNING THE PROVISIONS OF ANY DOCUMENT ARE NOT NECESSARILY COMPLETE, AND IN EACH INSTANCE REFERENCE IS MADE TO SUCH

[2]	Unless otherwise defined elsewhere in this Disclosure Statement, capitalized terms used but not defined herein have the meanings ascribed to them in the Plan or the Bankruptcy Code. A Glossary of certain defined terms is set forth at the end of this Disclosure Statement.

DOCUMENT FOR THE FULL TEXT THEREOF. CERTAIN DOCUMENTS DESCRIBED OR REFERRED TO IN THIS DISCLOSURE STATEMENT HAVE NOT BEEN ATTACHED AS EXHIBITS BECAUSE OF THE IMPRACTICABILITY OF FURNISHING COPIES OF SUCH DOCUMENTS TO ALL RECIPIENTS OF THIS DISCLOSURE STATEMENT.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE AND RULE 3016 OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER NON-BANKRUPTCY LAW.

THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR, AND NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OF OR CLAIMS AGAINST THE DEBTORS SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

THIS DISCLOSURE STATEMENT AND ANY ACCOMPANYING DOCUMENTS ARE THE ONLY DOCUMENTS TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN. NO SOLICITATION OF VOTES MAY BE MADE EXCEPT AFTER DISTRIBUTION OF THIS DISCLOSURE STATEMENT. NO PERSON HAS BEEN AUTHORIZED TO DISTRIBUTE ANY INFORMATION CONCERNING THE PLAN OTHER THAN THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AND ANY ACCOMPANYING DOCUMENTS.

CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL FUTURE RESULTS. THE WORDS “BELIEVE,” “MAY,” “WILL,” “ESTIMATE,” “CONTINUE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS IDENTIFY THESE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THOSE DESCRIBED IN ARTICLE VIII, “CERTAIN FACTORS TO BE CONSIDERED.” IN LIGHT OF THESE RISKS AND UNCERTAINTIES, THE FORWARD-LOOKING EVENTS AND CIRCUMSTANCES DISCUSSED IN THIS DISCLOSURE STATEMENT MAY NOT OCCUR, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. NONE OF THE DEBTORS, THE OTHER PLAN PROPONENTS, NOR ANY OF THE REORGANIZED DEBTORS UNDERTAKE ANY OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AND IN ITS EXHIBITS HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTANT AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, EITHER THE DEBTORS OR THE REORGANIZED DEBTORS.

A.	Parties Entitled to Vote on the Plan.

Under the provisions of the Bankruptcy Code, not all parties in interest are entitled to vote on a Chapter 11 plan. Creditors or equity interest holders whose claims or interests are not impaired by a plan are deemed to accept the plan under Section 1126(f) of the Bankruptcy Code and are not entitled to vote. Creditors or equity interest holders whose claims or interests are impaired by the Plan, but will receive no distribution under the Plan, are also not entitled to vote because they are deemed to have rejected the Plan under Section 1126(g) of the Bankruptcy Code. For a discussion of these matters, see Article IX, “Voting Procedures and Requirements,” and Article X, “Confirmation of the Plan.”

The following sets forth which classes are entitled to vote on the Plan and which are not:

•	The Plan Proponents are not seeking votes from the holders of Claims and Equity Interests in Classes listed in Exhibit B because those Claims and Equity Interests are not impaired by the Plan. These holders will be deemed to have voted to accept the Plan.

•	The Plan Proponents are not seeking votes from the holders of Subordinated Securities Claims in Class 2N and Equity Interests in Class 2P because those Claims and Equity Interests are impaired under the Plan and the holders are receiving no distribution on account of such Claims and Equity Interests. These holders will be deemed to have voted to reject the Plan.

•	The Plan Proponents are seeking votes from the holders of Claims and Equity Interests in Classes listed in Exhibit C because those Claims and Equity Interests are impaired under the Plan and the holders are receiving a distribution under the Plan. The holders of Claims and Equity Interests in these Classes will have the right to vote to accept or reject the Plan.

For a detailed description of the Classes of Claims and Equity Interests and their treatment under the Plan, see Article VI, Sections B and C.

B.	Solicitation Package.

Accompanying this Disclosure Statement is a package of materials called the “Solicitation Package.” The Solicitation Package contains copies of, among other things:

•	the Bankruptcy Court order approving the Disclosure Statement (the “Disclosure Statement Order”) which, among other things, approves this Disclosure Statement as containing adequate information, schedules the Confirmation Hearing and sets the voting deadline and the deadline for objecting to confirmation of the Plan; and

•	the notice of Confirmation Hearing; and

•	the procedures for soliciting and tabulating votes on the Plan (the “Voting Procedures”) and the order approving the Voting Procedures (the “Voting Procedures Order”), which, among other things, set out the procedures for distributing Solicitation Packages to the holders of Claims against and Equity Interests in the Debtors and the procedures for tabulating ballots used in voting on the Plan;

•	one or more ballots and a postage-paid return envelope (ballots are provided only to holders of Claims and Equity Interests in Classes listed in Exhibit C, the Classes that are entitled to vote on the Plan), which will be used by creditors and interest holders to vote on the Plan and, in the case of holders of claims against the U.K. Debtors, simultaneously to approve or disapprove of certain matters in the U.K. Debtors’ administration proceedings;

•	letters from the Unsecured Creditors Committee, the Asbestos Claimants Committee and the Equity Committee summarizing pertinent portions of the Plan for their constituencies and requesting their constituencies to vote in favor of the Plan.

C.	Voting Procedures, Ballots, and Voting Deadline.

After carefully reviewing the materials in the Solicitation Package and the detailed instructions accompanying your ballot, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan. In order for your vote to be counted, you must complete and sign your original ballot and return it in the envelope provided (copies will not be accepted). Each ballot has been coded to reflect the Class of Claims or Equity Interests it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded ballot or ballots sent to you with this Disclosure Statement.

In order for your vote to be counted, your ballot must be properly completed in accordance with the voting instructions on the ballot and received no later than the Voting Deadline (as defined in the Voting Procedures Order) by the Voting Agent (as defined below). Do not return any debt instruments or equity securities with your ballot.

If you are entitled to vote to accept or reject the Plan, a ballot is enclosed for the purpose of voting on the Plan. Please vote and return your ballot(s) to the Voting Agent unless you are (i) a beneficial owner of a security whose claim will be voted by the record holder (i.e., a bank or brokerage firm) on a Master Ballot, in which case you must return your ballot to that bank or brokerage firm (or its agent) or (ii) the holder of an Asbestos Personal Injury Claim whose claim will be either voted by your attorney or whose ballot will be returned to the Voting Agent by your attorney.

Any executed ballot that does not indicate either an acceptance or rejection of the Plan or indicates both an acceptance and rejection of the Plan will not be counted as a vote either to accept or reject the Plan.

If you are a holder of a Claim or Equity Interest who is entitled to vote on the Plan and did not receive a ballot, received a damaged ballot or lost your ballot, please call the Voting Agent, The Garden City Group, Inc. at (888) 212-5571, or visit the Federal-Mogul reorganization website at http://www.fmoplan.com.

If you have any questions about the procedure for voting your Claim or Equity Interest, the packet of materials that you have received, the amount of your Claim, or if you wish to obtain, at your own expense, an additional copy of this Disclosure Statement and its appendices and exhibits, please contact the Voting Agent.

FOR FURTHER INFORMATION AND INSTRUCTIONS ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE ARTICLE IX, “VOTING PROCEDURES AND REQUIREMENTS.”

Before voting on the Plan, each holder of Claims and Equity Interests in Classes listed in Exhibit C should read, in its entirety, this Disclosure Statement, the Plan, the Voting Procedures Order, the notice of the Confirmation Hearing, and the instructions accompanying the ballots. These documents contain important information concerning how Claims and Equity Interests are classified for voting purposes and how votes will be tabulated.

D.	Confirmation Hearing and Deadline for Objections to Confirmation.

The Bankruptcy Court has scheduled the Confirmation Hearing on December 9, 2004 at 10:00 a.m. (prevailing Eastern time) at the Clarkson S. Fisher U.S. Courthouse, 402 East State Street, Courtroom 4, Trenton, New Jersey 08608. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of adjournment at the Confirmation Hearing, or at any subsequent adjourned Confirmation Hearing. Any objection to the Confirmation of the Plan must be made in writing and specify in detail (1) the name and address of the objector, (2) all grounds for the objection, and (3) the amount of the Claim or number and class of shares of Equity Interests held by the objector. Any such objection must be filed with the Bankruptcy Court, with a copy to Judge Lyons’s chambers, and served so that it is received by the Bankruptcy Court, Judge Lyons’s chambers, on or before November 3, 2004 at 4:00 p.m. (prevailing Eastern time).

E.	Proceedings in the United Kingdom.

In addition to commencing Chapter 11 proceedings in the United States, the U.K. Debtors also commenced administration proceedings before the High Court of Justice in London, England on the Petition Date. Accordingly, the U.K. Debtors have, since the Petition Date, been parties both to the Reorganization Cases in the United States and concurrent, complementary administration proceedings in the United Kingdom. Since the commencement of the administration proceedings, the business and affairs of the U.K. Debtors have been overseen by the Joint Administrators of the U.K. Debtors, who are listed on Exhibit H to this Disclosure Statement (the “Administrators”). The Administrators, however, have consented to the Boards of Directors retaining day-to-day control of the U.K. Debtors’ affairs pursuant to a Cross-Border Insolvency Protocol (the “Protocol”). The Administrators also agreed under the Protocol to cooperate with the Debtors’

management in order to develop plans of reorganization for the businesses of the U.K. Debtors. The U.K. Debtors’ administration proceedings are discussed in more detail in Section V.L. of this Disclosure Statement.

Attached to this Disclosure Statement as Exhibits D and E, respectively, are forms of Schemes of Arrangement and Voluntary Arrangements that parallel the provisions of the Plan to the fullest extent possible under English and Scottish insolvency law. Under English and Scottish law, however, the Administrators are the only persons with authority to recommend and submit Schemes of Arrangement and/or Voluntary Arrangements. As set forth in Section VIII.E, below, the Administrators have not agreed to recommend the Schemes of Arrangement and Voluntary Arrangements that parallel the Plan. The Plan Proponents, however, are working toward an agreement with the Administrators to recommend parallel Schemes of Arrangement and Voluntary Arrangements. Alternatively, if such an agreement cannot be achieved, the Plan Proponents will work toward an agreement with the Administrators (Consensual Marketing Procedures) to retain the businesses of those U.K. Debtors that are valuable to Federal-Mogul and its customers and to jointly market those U.K. businesses that are not valuable to Federal-Mogul and its customers. This process is similar to what Federal-Mogul has been doing for several years now as it integrates the acquisitions that it has accomplished over the last several years.

In case negotiations with the Administrators to reach an agreement as described above do not result in a consensual resolution, the Plan Proponents are, contemporaneously with soliciting votes on the Plan and conducting such negotiations with the Administrators, implementing the procedures described in Sections 6.6 and 8.1.1 of the Plan (and as described further in Section VI.E.1 of this Disclosure Statement) to direct the Administrators to recommend the parallel Schemes of Arrangement and Voluntary Arrangements or discharge the U.K. administration proceedings.

If neither agreement with the Administrators discussed above can be reached and the efforts to direct the Administrators to recommend the parallel Schemes of Arrangement and Voluntary Arrangements or discharge the Administrations as discussed above are not effective, then Federal-Mogul shall bid for those businesses of the U.K. Debtors that are valuable to Federal-Mogul Corporation and its customers. Additionally, Federal-Mogul Corporation and any actual or deemed transfer of businesses and/or assets to Federal-Mogul Corporation in connection therewith shall be entitled to the benefits of and protections of the Injunctions and other provisions of the Plan, including, without limitation, the injunction pursuant to Section 524(g) of the Bankruptcy Code, and any and all Claims and Demands against Federal-Mogul Corporation and its Affiliates relating to such businesses and assets shall be channeled to the Trust to the extent set forth in Article IV of the Plan. Any remaining assets shall be liquidated. If Federal-Mogul is not the successful bidder, the Injunctions and other protective provisions of the Plan shall not apply to the transfer of any assets to any entity other than Federal-Mogul or its designee, because no such injunctions and protective provisions apply without the requisite approval of the constituents of the Asbestos Claimants Committee and the Asbestos Claimants Committee will not support the Plan on any other terms.

The Plan Proponents believe that Federal-Mogul will be the successful bidder for those assets that are valuable to Federal-Mogul and its customers. The Plan Proponents believe that such a non-consensual process with the Administrators is not in the best interest of the creditors of the U.K. Debtors, including pension creditors, and employees of the U.K. Debtors.

II.

OVERVIEW OF THE PLAN

The following summary is a general overview only, which is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information, and financial statements and notes thereto appearing elsewhere in this Disclosure Statement and the Plan. For a more detailed description of the terms and provisions of the Plan, see Article VI, “The Plan of Reorganization.” The Plan Proponents, moreover, reserve the right to modify the Plan consistent with Section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019.

A.	General Overview.

The Plan is based primarily upon a compromise and agreement among the Unsecured Creditors Committee and the Asbestos Claimants Committee. At its core, the agreement provides that the holders of Noteholder Claims and Asbestos Personal Injury Claims, subject to final approval by the actual holders of such Claims through their voting on the Plan, will receive nothing on account of their respective Claims from the Debtors except 100% of the common stock of Reorganized Federal-Mogul. Specifically, (i) 49.9% of the Reorganized Federal-Mogul Common Stock will be distributed to the Noteholders and the holders of the Convertible Subordinated Debenture Claims (subject to the enforcement of the subordination provisions relating thereto) and (b) 50.1% of the Reorganized Federal-Mogul Common Stock will be distributed to a Trust established pursuant to Section 524(g) of the Bankruptcy Code for the benefit of the holders of Asbestos Personal Injury Claims and Demands. The Trust will also receive certain other Trust Assets including, without limitation, certain rights relating to the Asbestos Insurance Policies and Asbestos Insurance Action Recoveries. As set forth further below, the Bank Claims are being restructured pursuant to an agreement with the representatives of the holders of the Bank Claims, subject to final approval by the actual holders of Bank Claims through their voting on the Plan. Most other unsecured creditors will receive cash distributions in the amounts set forth below, while the holders of existing common and preferred stock in Federal-Mogul, and the holders of claims related to such common and preferred stock will receive, subject to certain voting requirements as set forth below, Warrants to purchase Reorganized Federal-Mogul Common Stock.

B.	Classification and Treatment of Claims and Equity Interests Under the Plan.

Except for Administrative Claims, Administration Claims and Priority Tax Claims, which are not required to be classified, all Claims and Equity Interests that existed on the Petition Date are divided into classes under the Plan. The following chart summarizes the treatment of such classified and unclassified Claims and Equity Interests under the Plan. This chart is only a summary of the classification and treatment of Claims and Equity Interests under the Plan. Reference should be made to the entire Disclosure Statement and the Plan for a complete description of the classification and treatment of Claims and Equity Interests.

SUMMARY OF CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS
Class & Description	Treatment Under the Plan

Administrative Claims:

Any Claim for the payment of an Administrative Expense, which is an expense of administration of the Reorganization Cases under Section 503(b) of the Bankruptcy Code or any fee or charge assessed against the Debtors’ estates under 28 U.S.C. § 1930.

and

Administration Claims:

Any Claim, in relation to a U.K. Debtor, that ranks in the administration of that U.K. Debtor under the laws of the relevant part of the United Kingdom as an administration expense.

Not Classified

Except to the extent that any holder agrees to different treatment, on the Distribution Date, each holder of an Allowed Administrative Claim or an Allowed Administration Claim shall receive the full amount of its Allowed Claim in Cash in full satisfaction, settlement, release, extinguishment and discharge of such Claim; provided, however, Allowed Administrative Claims or Allowed Administration Claims representing (a) postpetition liabilities incurred in the ordinary course of business by the Debtors and (b) postpetition contractual liabilities arising under loans or advances to the Debtors, including but not limited to the DIP Facility, whether or not incurred in the ordinary course of business, shall be paid by Reorganized Federal-Mogul or the applicable Reorganized Debtor, in accordance with the terms and conditions of the particular transactions relating to such liabilities and any agreement or Court order relating thereto, subject to Section 2.2 of the Plan concerning the Tranche C Portion of the DIP Facility.

Notwithstanding the foregoing (and in accordance with Section 8.16.4 of the Plan), in the event that Federal-Mogul Corporation bids and purchases some or all of the assets or businesses of the U.K. Debtors as provided in Section 8.16.3 of the Plan, then Federal-Mogul Corporation will pay to the relevant U.K. Debtors only that portion of the bid that is to be distributed to holders of Claims against the U.K. Debtors other than holders of Asbestos Personal Injury Claims against the U.K. Debtors. In such event, the holders of Allowed Administration Claims against the U.K. Debtors shall receive no distributions under the Plan, but instead shall receive any and all distributions on account of their Allowed Administration Claims pursuant to the U.K. administration proceedings in accordance with U.K. insolvency laws.

Estimated Percentage Recovery: 100% (subject to the terms of Section 8.16.4 of the Plan in the case of Allowed Administration Claims).

Priority Tax Claims:

Any Claim to the extent that such Claim is entitled to a priority in payment under Section 507(a)(8) of the Bankruptcy Code; provided, however, that such Claim is not a Preferential Claim.

Not Classified

Except to the extent that any holder agrees to different treatment, each holder of an Allowed Priority Tax Claim shall receive on account of such Claim deferred cash payments, over a period not exceeding six years after the date of assessment of each such Claim, of a value, as of the Effective Date of the Plan, equal to the Allowed amount of such Priority Tax Claim.

Estimated Percentage Recovery: 100%

Class & Description	Treatment Under the Plan

Priority Claims Against U.S. Debtors:

Classes 1A through 5A, 21A through 33A and 35A through 39A consist of Priority Claims (except Priority Tax Claims), such as employee compensation and benefits claims, that are entitled to priority under Section 507(a) of the Bankruptcy Code.

Impaired

On the Distribution Date, each holder of an Allowed Priority Claim shall receive either (I) Cash equal to the Allowed Amount of such Priority Claim or (II) such other treatment as may be agreed upon in writing by such holder and the respective Reorganized Debtor.

Estimated Percentage Recovery: 100%

Priority Claims and Preferential Claims Against U.K. Debtors: Classes 6A through 20A, 34A and 40A through 157A consist of all Priority Claims against and Preferential Claims of the U.K. Debtors.

Unimpaired

Each holder of a Priority Claim or Preferential Claim against the U.K. Debtors shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

Notwithstanding the foregoing (and in accordance with Section 8.16.4 of the Plan), in the event that Federal-Mogul Corporation bids and purchases some or all of the assets or businesses of the U.K. Debtors as provided in Section 8.16.3 of the Plan, then Federal-Mogul Corporation will pay to the relevant U.K. Debtors only that portion of the bid that is to be distributed to holders of Claims against the U.K. Debtors other than holders of Asbestos Personal Injury Claims against the U.K. Debtors. In such event, the holders of Allowed Preferential Claims against the U.K. Debtors shall receive no distributions under the Plan, but instead shall receive any and all distributions on account of their Allowed Preferential Claims pursuant to the U.K. administration proceedings in accordance with U.K. insolvency laws.

Estimated Percentage Recovery: 100% (subject to the terms of Section 8.16.4 of the Plan in the case of Allowed Preferential Claims).

Secured Bank Claims: Classes 1B through 5B, 21B, 22B, and 24B through 34B consist of all Secured Bank Claims.

Impaired

On the Effective Date, Claims arising under the Bank Credit Agreement shall be deemed fully Secured and Allowed in the amount of $1,646,681,464.00 (including certain letter of credit obligations and as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars and to take account of certain hedge obligations) and Reorganized Federal-Mogul shall (a) enter into the Reorganized Federal-Mogul Secured Term Loan Agreement which shall provide for term loans in the aggregate principal amount of (i) $1,303,897,118.00 plus (ii) the amount of any draws prior to the Effective Date on letters of credit outstanding under the Bank Credit Agreement and (iii) the amounts, if any, required to be included in such loan agreement pursuant to Section 2.2 of the Plan, (b) replace with the Exit Facilities any letters of credit not drawn as of the Effective Date, (c) issue a total of $300 million in Junior Secured PIK Notes to the holders of Allowed Secured Bank Claims and (d) cause those of its subsidiaries which guaranteed the Bank Claims to also guarantee the payment of the Reorganized Federal-Mogul Secured Term Loan Agreement and the Junior Secured PIK Notes. Such treatment shall be in full and complete satisfaction of all Secured Bank Claims, including, without limitation, any subordination or turnover rights relating to the Convertible Subordinated Debentures.

Estimated Percentage Recovery: Variable

Class & Description	Treatment Under the Plan

Secured Surety Claims: Classes 1C through 5C, 21C, 22C and 24C through 34C consist of all Secured Surety Claims.

Impaired

On account of the Allowed Secured Surety Claims, as determined by the CCR Litigation, the Avoidance Litigation and the Valuation Proceedings, the holders of such Claims will receive Secured Surety Notes and Junior Secured Surety PIK Notes (x) with collective principal amounts equal to the Allowed Amounts of the Allowed Secured Surety Claims, (y) that shall be secured by Liens on the same property that secured the Secured Surety Claims prior to the Petition Date (subject to the Liens securing the Exit Facilities) and (z) which shall provide for deferred cash payments of a present value equal to the Allowed Amounts of the Allowed Secured Surety Claims. The Debtors that guaranteed the Surety Claims on a secured basis shall also guarantee on a secured basis Reorganized Federal-Mogul’s obligations, if any, under the Secured Surety Notes and the Junior Secured Surety PIK Notes. The balance of the Surety Claims which are deemed unsecured shall be treated as an Unsecured Claim against the Debtors obligated on the Surety Claims.

Estimated Percentage Recovery: Variable

Noteholder Claims: Classes 1D through 5D, 21D, 22D, and 24D through 34D consist of all secured and unsecured Noteholder Claims.

Impaired

On the Distribution Date, the Disbursing Agent shall issue the Reorganized Federal-Mogul Class A Common Stock for ultimate Pro Rata distribution by the Indenture Trustees to the holders of the Allowed Noteholder Claims. Additionally, if the Classes of Noteholder Claims and Asbestos Personal Injury Claims accept the Plan, and at least one of the Classes of holders of preferred stock, common stock or Subordinated Securities Claims accepts the Plan, then holders of Allowed Noteholder Claims shall also receive 50% of the Warrants; provided, however, that holders of Allowed Noteholder Claims agree to distribute any such Warrants to the holders of preferred stock, common stock and/or Subordinated Securities Claims in accordance with the Plan provisions governing the treatment of such Claims and Interests and subject to the requirements of Section 8.3.5 of the Plan pertaining to the issuance of Warrants.

On the Effective Date, holders of Allowed Noteholder Claims shall also receive 100% of the equity of Reorganized Federal-Mogul Piston Rings, Inc. (“FMPRI”); provided, however, that the holders of Allowed Noteholder Claims shall be deemed to have automatically transferred 100% of the equity of Reorganized FMPRI to Federal-Mogul Powertrain, Inc. as of the Effective Date.

In consideration of the treatment described herein, Claims arising under each Debtor’s guaranty of the Noteholder Claims shall be released, extinguished and discharged and holders of Noteholder Claims shall receive no additional distribution under the Plan on account of such Claims.

Estimated Percentage Recovery: 38-47% (prior to enforcement of the subordination provisions of the indenture for the Convertible Subordinated Debentures)

Class & Description	Treatment Under the Plan

Other Secured Claims:

Classes 1E through 6E and 24E through 33E consist of all Secured Claims other than Secured Bank Claims, Secured Surety Claims, Noteholder Claims or Bonded Claims. Each Secured Claim shall constitute a separate sub-class (designated, for example, as Class 1E-1) for purposes of voting and distribution.

Unimpaired

At the option of each U.S. Debtor or Reorganized U.S. Debtor, and in accordance with Section 1124 of the Bankruptcy Code, all Allowed Other Secured Claims against any U.S. Debtors in these Classes and each sub-class thereof will be treated pursuant to one of the following alternatives: (I) the Plan will leave unaltered the legal, equitable and contractual rights to which each such Allowed Other Secured Claim entitles the holder; (II) the respective Debtor shall cure any prepetition default; the maturity of such Allowed Other Secured Claim shall be reinstated as such maturity existed prior to any such default; the holder of such Allowed Other Secured Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the holder on any right to accelerate its claim; and the legal, equitable and contractual rights of such holder will not otherwise be altered; (III) an Allowed Other Secured Claim shall receive such other treatment as the respective Debtor and the holder shall agree; or (IV) all of the collateral for such Allowed Other Secured Claim will be surrendered by the respective Debtor to the holder of such Claim on the Effective Date or as soon as practicable thereafter.

With respect to Allowed Other Secured Claims against T&N Limited, the Plan will leave unaltered the legal, equitable and contractual rights to which such Allowed Claim entitles the holder.

Estimated Percentage Recovery: 100%

Convertible Subordinated Debenture Claims: Class 1F consists of all Claims arising under, evidenced by, or based upon the Convertible Subordinated Debentures.

Impaired

On the Distribution Date, the Disbursing Agent shall issue and deliver to the indenture trustee for the Convertible Subordinated Debentures a Pro Rata portion of the Reorganized Federal-Mogul Class A Common Stock; provided, however, to the extent necessary to comply with the contractual subordination provisions in the indentures for the Convertible Subordinated Debentures, the Disbursing Agent shall hold in trust and cause all distributions of Reorganized Federal-Mogul Class A Common Stock allocable to the Allowed Convertible Subordinated Debenture Claims to be paid directly to the applicable Indenture Trustees on behalf of the Allowed Noteholder Claims.

In the event and to the extent that the holders of Claims in this Class convert their Convertible Subordinated Debentures into Federal-Mogul Corporation Common Stock prior to the Record Date or are deemed to have so converted these securities pursuant to Section 8.3.2 of the Plan, such Claims shall receive the treatment afforded to Class 1O Equity Interests under the Plan.

Estimated Percentage Recovery: 0% (due to the subordination provisions of the indenture for the Convertible Subordinated Debentures)

On-Site Environmental Claims: Classes 1G through 5G, 11G, 12G, 17G, 31G and 33G consist of all On-Site Environmental Claims.

Unimpaired

Each holder of an Allowed Claim in these Classes shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Claim entitles the holder.

Estimated Percentage Recovery: 100%

Class & Description	Treatment Under the Plan

Unsecured Claims Against U.S. Debtors and F-M UK Holding Limited:

Classes 1H through 5H, 21H through 33H and 35H through 39H consist of all Unsecured Claims against the U.S. Debtors and Class 34H consists of all Unsecured Claims against F-M UK Holding Limited.

Impaired

Subject to Section 8.17 of the Plan, each holder of an Allowed Unsecured Claim in these Classes shall receive a total Cash payment equal to 35% of such holder’s Allowed Unsecured Claim, with such total amount to be paid in three (3) equal, annual installments, the first of which shall be paid on the Distribution Date and the second and third of which shall be paid on the first and second anniversaries of the Distribution Date, respectively.

Estimated Percentage Recovery: 35%

Unsecured Claims Against U.K. Debtors other than F-M UK Holding Limited:

Classes 6H through 20H and 40H through 157H consist of all Unsecured Claims against the U.K. Debtors, except F-M UK Holding Limited.

Impaired

Each holder of an Allowed Unsecured Claim in these Classes shall receive a Cash payment on the Distribution Date in an amount equal to the greater of the Allowed amount of such holder’s Claim multiplied by:

➢    T&N Distribution Ratio 1 (if the Consensual Marketing Procedures are not performed with respect to the U.K. Debtor in question) or T&N Distribution Ratio 2 (if the Consensual Marketing Procedures are performed with respect to the U.K. Debtor in question); or

➢    the Company Specific Distribution Ratio for the U.K. Debtor in question; or

➢    the Small Company Specific Distribution Ratio for the U.K. Debtor in question, if the U.K. Debtor in question is a Small Company.

Estimated Percentage Recovery: Under T&N Distribution Ratio 1: 7.2%

Under T&N Distribution Ratio 2: 3.8% - 6.0%

Under the Company Specific Distribution Ratio (where applicable): See Exhibit L to Disclosure Statement

Under the Small Company Specific Distribution Ratio (where applicable): See Exhibit L to Disclosure Statement

Non-Priority Employee Benefit Claims Against U.S. Debtors: Classes 1I though 5I consist of all Non-Priority Employee Benefit Claims against U.S. Debtors.

Unimpaired

Each holder of an Allowed Non-Priority Employee Benefit Claim in these Classes shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Claim entitles such holder.

Estimated Percentage Recovery: 100%

Class & Description	Treatment Under the Plan

Non-Priority T&N Pension Plan Employee Benefit Claims Against T&N Limited and Participating Employers in the T&N Limited Pension Plan:

Classes 6I, 8I through 19I, 41I, 42I, 43I, 55I, 59I, 60I, 109I, 131I, 135I, 149I and 152I consist of all Non-Priority Pension Plan Employee Benefit Claims against T&N Limited and those U.K. Debtors that are Participating Employers in the T&N Limited Pension Plan.

Impaired

Each holder of an Allowed Non-Priority T&N Pension Plan Employee Benefit Claim against a U.K. Debtor in these Classes shall receive either of the following treatments in satisfaction of their Claim, depending upon, among other things, the vote of the T&N Pension Plan Trustees:

If the T&N Pension Plan Trustees vote in favor of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking that they will vote to approve any relevant Voluntary Arrangement for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N Limited, then, in full satisfaction of all Claims in these Classes:

➢    The T&N Pension Plan shall continue, as modified. Current active employees who are part of the T&N Pension Plan will be offered a choice with respect to pension benefits relating to services performed after the Effective Date.

➢    The T&N Pension Plan contribution rate from the Effective Date to April 30, 2012 shall be limited to the annual maintenance cost with respect to services rendered after the Effective Date by current active employees and participants of T&N Limited and any other U.K. Debtor with obligations under or relating to the T&N Pension Plan that choose to remain in the T&N Pension Plan (provided such amount is lower than the current annual funding which is applicable through spring 2005 pending upcoming valuation). No annual contributions will be made to the T&N Pension Plan to amortize the underfunding that relates to prior service by retired, deferred, current and active members.

➢    In the event of any redundancy actions after the Effective Date involving the elimination of more than twenty (20) jobs, T&N shall pay—over a period of not more than two (2) years after any redundancy action—an amount equal to the additional liability crystallized by such redundancy action.

➢    Reorganized T&N shall have the right to elect to terminate the T&N Pension Plan on and after April 30, 2012. If Reorganized T&N does so terminate the T&N Pension Plan, the T&N Pension Plan Trustees shall receive a Cash payment equal to the Allowed Amount of the Non-Priority T&N Pension Plan Employee Benefit Claims against all U.K. Debtors calculated as of the Petition Date multiplied by T&N Distribution Ratio 1 plus interest at market rate from the Effective Date through the date the T&N Pension Plan is terminated. Such payment shall be in full and complete satisfaction of all Non-Priority T&N Pension Plan Employee Benefit Claims against all U.K. Debtors having obligations under or relating to the T&N Pension Plan.

➢    The contingent obligation of Reorganized T&N to pay the dividend set forth above shall be embodied in either, at the option of the Plan Proponents, a contingent promissory note from Reorganized T&N or an amendment to the Trust Deed of the T&N Pension Plan. The note will be delivered to the T&N Pension Plan Trustees or, if applicable, the amendment to the Trust Deed shall take effect, on the Effective Date.

➢    The T&N Pension Plan Trustees shall, to the extent permitted by applicable law, continue the current investment strategy in consultation with Reorganized T&N and will not change such investment strategy without approval from Reorganized T&N.

Class & Description	Treatment Under the Plan

As an alternative to the foregoing, the holders of Allowed Non-Priority T&N Pension Plan Employee Benefit Claims may receive such other treatment as may be agreed to by the Plan Proponents and the T&N Pension Plan Trustees.

If the T&N Pension Plan Trustees do not vote in favor of all of the Plans and the other conditions set forth above are not met, then all Allowed Claims in each of these Classes shall be included with and treated as Claims in Class H of the respective U.K. Debtors in full satisfaction and discharge of such obligations.

Estimated Percentage Recovery: 7.2%

Non-Priority Pension Plan Employee Benefit Claims against Federal-Mogul Ignition (UK) Limited:

Class 7I consists of all Non-Priority Pension Plan Employee Benefit Claims against Federal-Mogul Ignition (UK) Limited

Impaired

Each holder of an Allowed Non-Priority Pension Plan Employee Benefit Claim against Federal-Mogul Ignition (UK) Limited shall receive either of the following treatments in satisfaction of their Claim, depending upon the vote of the FM Ignition Pension Plan Trustees:

If the FM Ignition Pension Plan Trustees vote in favor of the Plan for FM Ignition and have given as irrevocable undertaking that they will vote to approve any relevant Voluntary Arrangement for FM Ignition and if the Consensual Marketing Procedures are not performed with respect to FM Ignition, then with respect to Claims in this Class, the FM Ignition Pension Plan Trustees may elect either the “Let It Run” treatment or the “Alternate Payout” treatment described below. Under the “Let It Run” Treatment,

➢    The FM Ignition Pension Plan shall continue, as modified. Current active employees who are part of the FM Ignition Pension Plan will be offered a choice with respect to pension benefits relating to services performed after the Effective Date.

➢    The FM Ignition Pension Plan contribution rate from the Effective Date to April 30, 2012 shall be limited to the annual maintenance cost with respect to services rendered after the Effective Date by current active employee participants in the FM Ignition Pension Plan that choose to remain in the FM Ignition Pension Plan (provided such amount is lower than the current annual funding). No annual contributions will be made to the FM Ignition Pension Plan to amortize the underfunding that relates to prior service by retired, deferred, current and active members.

➢    Reorganized FM Ignition shall have the right to elect to terminate the FM Ignition Pension Plan on and after April 30, 2012. If Reorganized FM Ignition does so terminate the FM Ignition Pension Plan, then the FM Ignition Pension Plan Trustees shall receive a Cash payment equal to the Allowed amount of the Non-Priority FM Ignition Pension Plan Employee Benefit Claims calculated as of the Petition Date multiplied by the greater of T&N Distribution Ratio 1 and the Company Specific Distribution Ratio plus interest at market rate from the Effective Date through the date the FM Ignition Pension Plan is terminated. Such treatment shall be in full and complete satisfaction of all Non-Priority FM Ignition Pension Plan Employee Benefit Claims.

➢    The contingent obligation of Reorganized FM Ignition to pay the dividend set forth above will be embodied in either, at the option of the Plan Proponents, a contingent promissory note from Reorganized FM Ignition or an amendment to the Trust Deed for the FM Ignition Pension Plan. The note will be delivered to the FM Ignition Pension Trustees or, if applicable, the amendment to the Trust Deed shall take effect, on the Effective Date.

Class & Description	Treatment Under the Plan

➢    The FM Ignition Pension Plan Trustees shall, to the extent permitted by applicable law, continue the current investment strategy in consultation with Reorganized FM Ignition and shall not change such investment strategy without approval from Reorganized FM Ignition.

Under the Alternate Payout treatment,

➢    On the Effective Date, the FM Ignition Pension Plan shall pay the FM Ignition Pension Plan Trustees an amount sufficient to purchase annuities to secure the benefits of all participants retired and currently receiving pension payments.

➢    Actuarially equivalent transfer values would be provided to non-pensioner participants (assuming no cost of living adjustments). Actuarial assumptions will be the same as used in that certain August 2003 Transfer Value change assumption calculation.

➢    Contributions to fund the Alternate Payout treatment shall be limited to no more than £9 million.

If the FM Ignition Pension Plan Trustees do not vote in favor of the Plan and the other conditions set forth above are not met, then all obligations with respect to the FM Ignition Pension Plan shall be compromised and discharged and all Claims in Class 7I shall be treated as Class 7H Claims.

Estimated Percentage Recovery: Variable (depending on treatment elected above)

Asbestos Personal Injury Claims: Classes 1J, 5J, 6J, 11J, 15J 17J, 19J, 21J through 23J, 42J and 129J through 157J consist of all Asbestos Personal Injury Claims.

Impaired

Except for Asbestos Personal Injury Claims against the Reorganized Hercules-Protected Entities and the U.K. Debtors with rights of indemnity and/or insurance coverage under the EL Coverage, as of the Effective Date, sole and exclusive liability and responsibility for all Asbestos Personal Injury Claims shall be automatically transferred to the Trust, and shall be paid solely by the Trust in accordance with the Asbestos Personal Injury Trust Distribution Procedures, in consideration for which the Trust shall receive the Trust Assets. Additionally, if the Classes of Noteholder Claims and Asbestos Personal Injury Claims accept the Plan, and at least one of the Classes of holders of preferred stock, Subordinated Securities Claims, or common stock accepts the Plan, then holders of Allowed Asbestos Personal Injury Claims shall also receive 50% of the Warrants; provided, however, that holders of Allowed Asbestos Personal Injury Claims agree to distribute any such Warrants to the holders of preferred stock, Subordinated Securities Claims and/or common stock in accordance with the Plan provisions governing the treatment of such Claims and Interests, and subject to the requirements of Section 8.3.5 of the Plan pertaining to the issuance of Warrants.

With respect to Asbestos Personal Injury Claims against the Reorganized Hercules-Protected Entities and the U.K. Debtors with rights of indemnity and/or insurance coverage under the EL Coverage, liability for all such Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of such Debtors for each such Asbestos Personal Injury Claim shall continue but recourse to the assets of the applicable Reorganized Debtors in respect of such liability shall, by operation of the

Class & Description	Treatment Under the Plan

Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date, the applicable Reorganized Debtors shall be, without further order of Court, released and discharged from Asbestos Personal Injury Claims (other than Asbestos Personal Injury Claims covered by the indemnity provisions of the EL Coverage) in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan. From and after the EL Coverage Expiry Date, the applicable Reorganized Debtors shall be, without further order of the Court, released and discharged from Asbestos Personal Injury Claims in excess of both (i) the £690 million retention and the £500 million layer of coverage under the Hercules Policy and (ii) all other sums as are attributable to or otherwise represent the Hercules Insurance Recoveries to the extent such amounts exceed the £500 million layer of coverage.

Estimated Percentage Recovery: Variable

Bonded Claims: Classes 1K through 5K consist of all Bonded Claims.

Unimpaired

Each holder of an Allowed Bonded Claim in these Classes shall retain unaltered the legal, equitable and contractual rights to which such Allowed Bonded Claim entitles the holder.

Estimated Percentage Recovery: 100%

Affiliate Claims Against U.S. Debtors and F-M UK Holding Limited: Classes 1L through 5L and 21L through 39L consist of all Affiliate Claims against the U.S. Debtors and F-M UK Holding Limited.

Impaired

On the Effective Date, at the option of the Plan Proponents, all Allowed Affiliate Claims against these Debtors shall either be (a) reinstated, in full or in part, or (b) discharged and extinguished, in full or in part, in which case such discharged and extinguished portion shall be eliminated and the holders thereof shall not be entitled to, and shall not receive or retain, any property or interest on account of such portion under the Plan; provided, however, that prior to such discharge and extinguishment such Affiliate Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Plan Proponents. If any such Claim is reinstated, in full or in part, such reinstated Claim may, at the option of the Plan Proponents, be subordinated in legal right and priority of payment to all non-Affiliate Claims against the applicable Debtor. The Affiliate Claims, or portions thereof, being reinstated and, to the extent, if any, that such Claims are being subordinated to non-Affiliate Claims, are set forth in Exhibit 3.1.12 to the Plan.

Estimated Percentage Recovery: Variable

Affiliate Claims Against U.K. Debtors other than
F-M UK Holding Limited:

Classes 6L through 20L and 40L through 157L consist of all Affiliate Claims against the U.K. Debtors (other than F-M UK Holding Limited) which are subject to the Subordination Deed.

Unimpaired

All Affiliate Claims in these Classes shall be subject to the Subordination Deed, which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

Estimated Percentage Recovery: Variable

Class & Description	Treatment Under the Plan

Federal-Mogul Corporation Preferred Stock: Class 1M consists of the existing preferred stock of Federal-Mogul Corporation.

Impaired

All outstanding shares of Federal-Mogul Corporation preferred stock and all rights related to such stock shall be extinguished on the Effective Date. If the Classes of Noteholder Claims, Asbestos Personal Injury Claims and Federal-Mogul Corporation preferred stock interests all accept the Plan, then each holder of Federal-Mogul Corporation preferred stock shall receive Warrants in exchange for and in full satisfaction of its preferred stock interest, as calculated pursuant to Section 3.1.13 of the Plan. If the Class of Federal-Mogul Corporation preferred stock interests rejects the Plan, then no distributions shall be made on account of preferred stock interests in this Class.

Each holder of Federal-Mogul Corporation preferred stock shall receive Warrants, as calculated pursuant to Section 3.1.13 of the Plan. The value of each Warrant is estimated to be between $5.50 and $7.97.

Subordinated Securities Claims: Classes 1N and 2N consist of all Subordinated Securities Claims against Federal-Mogul Corporation and FMPRI, respectively.

Impaired

If the Classes of Noteholder Claims, Asbestos Personal Injury Claims and Subordinated Securities Claims all accept the Plan, each holder of a Class 1N Subordinated Securities Claim shall receive, in exchange for and in full satisfaction of its Allowed Class 1N Subordinated Securities Claim, its Pro Rata share of any applicable insurance and, with respect to any deficiency, the holder shall receive Warrants, as calculated pursuant to Section 3.1.14 of the Plan. If, however, the Class 1N Subordinated Securities Claims reject the Plan, then no distributions shall be made on account of such Subordinated Securities Claims in this Class.

Each holder of Class 1N Subordinated Securities Claims shall receive Warrants, if any, as calculated pursuant to Section 3.1.14 of the Plan. The value of each Warrant is estimated to be between $5.09 and $7.43.

No distribution shall be made on account of Class 2N Subordinated Securities Claims. All Subordinated Securities Claims against FMPRI shall be discharged and extinguished on the Effective Date.

Estimated Percentage Recovery For Class 2N Subordinated Securities Claims: 0%

Federal-Mogul Corporation Common Stock:

Class 1O consists of the existing common stock of Federal-Mogul Corporation and any additional shares of Federal-Mogul Corporation Common Stock deemed issued pursuant to Section 8.3.2 of the Plan.

Impaired

All outstanding shares of Federal-Mogul Corporation common stock and all rights related to such stock shall be extinguished on the Effective Date. If the Classes of Noteholder Claims, Asbestos Personal Injury Claims and Federal-Mogul Corporation common stock interests all accept the Plan, then each holder of Federal-Mogul Corporation common stock shall receive Warrants in exchange for and in full satisfaction of its common stock interest, as calculated pursuant to Section 3.1.15 of the Plan. If, however, the Class of Federal-Mogul Corporation common stock interests rejects the Plan, then no distribution shall be made on account of common stock interests in this Class.

Each holder of Federal-Mogul Corporation common stock shall receive Warrants, as calculated pursuant to Section 3.1.15 of the Plan. The value of each Warrant is estimated to be between $5.09 and $7.43.

Class & Description	Treatment Under the Plan

Equity Interests of FMPRI: Class 2P consists of Equity Interests in Federal-Mogul Piston Rings, Inc.	Impaired No Distribution shall be made on account of Equity Interests in FMPRI. All Equity Interests in FMPRI shall be cancelled on the Effective Date. Estimated Percentage Recovery: 0%

Equity Interests in Subsidiaries: Classes 3P through 157P consist of all Equity Interests in the remaining U.S. and U.K. Debtors.

Unimpaired

Each holder of an Allowed Equity Interest in these Classes shall retain unaltered the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

Estimated Percentage Recovery: Not Applicable

III.

GENERAL INFORMATION

A.	The Debtors’ Business and Properties.

Federal-Mogul, the ultimate corporate parent of the other Debtors and numerous non-debtor subsidiaries, is a publicly-traded corporation founded in 1899. Federal-Mogul and its subsidiaries and affiliates (collectively, the “Federal-Mogul Entities”) operate their businesses from approximately 200 manufacturing centers, technical centers, and distribution, sales and administrative office facilities located around the globe. As of December 31, 2003, the Federal-Mogul Entities had approximately 44,900 full-time employees, of whom roughly 18,400 were employed in the United States, with the majority of the remainder employed throughout Europe.

The Federal-Mogul Entities are automotive and vehicle parts manufacturers providing innovative solutions and systems to global customers in the automotive, small engine, heavy-duty and industrial markets. Among the products manufactured by the Federal-Mogul Entities are engine bearings, pistons, piston pins, rings, cylinder liners, camshafts, sintered products, connecting rods, sealing systems, systems protection sleeving products, electrical connectors and sockets, fuel systems, wipers, lighting, ignition, brake, friction and chassis products. The Federal-Mogul Entities’ products are marketed under a variety of brand names, including, among others, Federal-Mogul, Champion, ANCO, Moog, Sealed Power and Wagner. The Federal-Mogul Entities’ principal customers include both (i) many of the world’s leading original equipment manufacturers of vehicles and industrial products and (ii) so-called “aftermarket” customers, which include a variety of distributors, engine rebuilders and retail parts stores. Approximately fifty-three percent (53%) of the Federal-Mogul Entities’ aggregate sales from continuing operations are to original equipment customers, with the remaining forty-seven percent (47%) of the Federal-Mogul Entities’ sales from continuing operations going to aftermarket customers.

The Debtors are sole-source providers of one or more critical components for many of the automobiles produced in the United States. They also manufacture critical parts for up to eighty percent (80%) of the heavy-duty industrial vehicles produced by their customers, such as Caterpillar, John Deere, and Navistar, among others. The vast majority of the Debtors’ heavy-duty products are specifically engineered for use by these customers and the Debtors have undergone rigorous engineering quality certification by their customers as a precondition to the supply of these products. Given both the breadth of the Debtors’ customer base and the Debtors’ status as the exclusive provider of many of their customers’ products, any disruption in the Debtors’ manufacturing operations would have catastrophic effects on the automotive and other vehicle-manufacturing industries throughout the world, with devastating consequences to the Debtors’ prospects for a successful reorganization.

A significant portion of the Federal-Mogul Entities’ business operations occurs outside the United States and is conducted by the non-Debtor Affiliates. Federal-Mogul is the direct or indirect corporate parent of approximately 200 non-Debtor Affiliates around the globe. These non-debtor entities are located in approximately fifty-three (53) different countries throughout North and South America, Asia, Africa, Europe and Australia/New Zealand. During 2003, approximately 51% of Federal-Mogul Entities’ net sales from continuing operations occurred outside the United States, and approximately 43% occurred outside the United States and the United Kingdom, the geographic regions where the Debtors are located.

As of December 31, 2003, the Federal-Mogul Entities reported total assets having a book value of $8.12 billion. For the year ending December 31, 2003, the Federal-Mogul Entities had net sales from continuing operations of approximately $5.5 billion.

1.	Customers.

The Federal-Mogul Entities market their products to many of the world’s major original equipment manufacturers. The Federal-Mogul Entities also manufacture and supply their products and related parts to aftermarket customers for each category of equipment described above. Among the Federal-Mogul Entities’ largest customers are the Aftermarket Autoparts Alliance, Autozone, BMW, CarQuest, Caterpillar, Cummins, DaimlerChrysler, Fiat, Ford/Jaguar/Volvo, General Motors, NAPA, Ozark/O’Reilly’s, Peugeot/PSA, Renault/Nissan and Volkswagen/Audi. In 2003, no individual customer accounted for more than 10% of the Federal-Mogul Entities’ net sales.

2.	Original Equipment.

The Federal-Mogul Entities supply original equipment manufacturers with a wide variety of precision engineered parts including engine bearings, large bearings, pistons, piston pins, rings, cylinder liners, connecting rods, camshafts, sintered products, sealing systems, systems protection sleeving products, electrical connectors and sockets, fuel systems, wipers, lighting, ignition, brake, friction and chassis products. The Federal-Mogul Entities manufacture essentially all of the products that they sell to original equipment customers. The Federal-Mogul Entities’ original equipment customers consist primarily of automotive and heavy-duty vehicle manufacturers as well as industrial equipment manufacturers, agricultural, off-highway, marine, railroad, high performance and industrial applications manufacturers. The Federal-Mogul Entities have well-established relationships with substantially all major North American and European automotive original equipment manufacturers as well as relationships with many Japanese original equipment manufacturers.

3.	Aftermarket.

The Federal-Mogul Entities’ customers include independent warehouse distributors who redistribute products to local parts suppliers called jobbers, industrial bearing distributors, distributors of heavy-duty vehicular parts, engine rebuilders and retail parts stores. The breadth of the Federal-Mogul Entities’ product lines together with the strength of their brand names and sales force, are central to the Federal-Mogul Entities’ aftermarket operations.

4.	Intellectual Property.

The Federal-Mogul Entities are committed to protecting their technology investments and market share through an active and growing international patent portfolio. The international patent portfolio is composed of approximately 3,800 foreign and U.S. patents and pending patent applications that relate to a wide variety of products and processes. In the aggregate, the Federal-Mogul Entities’ international patent portfolio is of material importance to their business. However, the Federal-Mogul Entities do not consider any international patent or group of international patents relating to a particular product or process to be of material importance when judged from the standpoint of the business as a whole.

The Federal-Mogul Entities also maintain more than 4,500 active trademark registrations and applications worldwide. In excess of 90% of these trademark registrations and applications are in commercial use by the Federal-Mogul Entities or are licensed to third parties. All trademark registrations that are still in commercial use are routinely renewed by the Federal-Mogul Entities prior to their expiration.

5.	Properties.

The Federal-Mogul Entities’ world headquarters is located in Southfield, Michigan. The number and geographic locations of the Federal-Mogul Entities’ principal manufacturing and other physical properties as of December 31, 2002, are listed below.

As of December 31, 2003, the Federal-Mogul Entities had 200 manufacturing/technical centers, distribution and sales and administration office facilities worldwide. Approximately 35% of the facilities are leased, the majority of which are distribution, sales and administration offices. The Federal-Mogul Entities own the remainder of the facilities in fee simple.

Federal-Mogul Worldwide Facilities at 12/31/02

Type of Facility	North America	Europe	Rest of World	Total
Manufacturing/Technical Centers	56	55	35	146
Distribution	12	8	8	28
Sales and Administration Offices	9	5	12	26
Total	77	68	55	200

The facilities range in size from approximately 1,700 square feet to 1,143,000 square feet. Management believes substantially all of the facilities are in good condition and that the Federal-Mogul Entities have sufficient capacity to meet their current and expected manufacturing and distribution needs. No material facility is significantly underutilized, except for those being sold or closed in the normal course of business.

B.	Operational Structure of the Debtors.

Federal-Mogul currently has approximately 350 domestic and foreign subsidiaries. Federal-Mogul anticipates restructuring its foreign subsidiaries in order to create a more efficient financing and investment structure and to improve future net cash flow.

The integrated operations of the Federal-Mogul Entities are included in five (5) reporting segments generally corresponding to major product groups: Powertrain, Sealing Systems and Systems Protection, Friction, Aftermarket, and Other.

Powertrain products are used primarily in automotive, light truck, heavy-duty, industrial, marine, agricultural, power generation and small air-cooled engine applications. The primary products of this segment include engine bearings, pistons, piston pins, rings, cylinder liners, camshafts, valve train and transmission products, and connecting rods.

Sealing Systems and Systems Protection products include dynamic seals, gaskets and element resistant sleeving systems protection products.

Friction products are used in automotive and heavy-duty applications. The primary products of this segment include brake disc pads, brake shoes, and brake linings and blocks.

Aftermarket distributes products manufactured within the above segments, or purchased, to the independent automotive, heavy-duty and industrial aftermarkets. The segment also includes manufacturing operations for brake, chassis, ignition, lighting, fuel and wiper products.

Other is comprised of the Federal-Mogul Entities’ Asia Pacific operations and corporate headquarters and other central support mechanisms, including information technology, human resources, finance, and other corporate activities.

C.	Description of the Principal Operating Debtors

The Debtors’ active business operations are largely, though not exclusively, conducted through five (5) of the U.S. Debtors and fifteen (15) of the U.K. Debtors. Each of those 20 Debtors is contemplated to have ongoing business operations after Confirmation of the Plan. Summaries of the business of each of those Debtors set forth in this section as follows.

1.	Federal-Mogul Corporation (“Federal-Mogul”)

Federal-Mogul is the ultimate parent company of all the Federal-Mogul Entities. It was founded in 1899 and incorporated on May 1, 1924. It is an original equipment and aftermarket automotive parts manufacturer and distributor. Over the course of the twentieth century, Federal-Mogul grew from a one-product manufacturer to the diversified company it is today through a series of mergers and acquisitions. Federal-Mogul has 10 manufacturing and 8 distribution locations in the United States, and 1 distribution location in Kontich, Belgium. For the year ended December 31, 2003, Federal-Mogul had total third party sales of $1,085,118,000.

2.	Federal-Mogul Piston Rings, Inc. (“FMPRI”)

FMPRI was incorporated on March 30, 1978. FMPRI was formerly known as AE Goetze, Inc. and prior to that it was known as GCA. FMPRI was acquired by T&N Industries Inc. on January 1, 1994, and T&N Industries Inc. was subsequently acquired by Federal-Mogul on March 13, 1998. Some of the non-voting stock of FMPRI is owned by Nippon Piston Rings, Inc., a third party not affiliated with the Debtors. FMPRI manufactures original equipment piston rings and liners, and has 3 manufacturing locations in the United States. For the year ended December 31, 2003, FMPRI had total third party sales of $91,855,000.

3.	Federal-Mogul Powertrain, Inc. (“F-M Powertrain”)

F-M Powertrain was incorporated on November 25, 1986, and was formerly known as AE Clevite, Inc. F-M Powertrain was acquired by T&N Industries, Inc. on August 20, 1990, and T&N Industries, Inc. was acquired by Federal-Mogul on March 13, 1998. On December 18, 1998, F-M Powertrain sold its thin wall bearing business, including its wholly owned subsidiary, Glacier Vandervell, Inc., to Dana Corporation. F-M Powertrain manufactures and distributes original equipment and aftermarket products, and has 12 manufacturing locations and one distribution location in the United States. For the year ended December 31, 2003, F-M Powertrain had total third party sales of $455,576,000.

4.	Federal-Mogul Ignition Company (“FMIC”)

FMIC was incorporated on December 5, 1938, and was formerly known as Champion Spark Plug Company. Federal-Mogul acquired the stock of this entity from Cooper Industries, Inc. on October 9, 1998. FMIC manufactures and distributes original equipment and aftermarket products, and has 10 manufacturing and 2 distribution locations in the United States. For the year ended December 31, 2003, FMIC had total third party sales of $470,072,000.

5.	Federal-Mogul Products, Inc. (“F-M Products”)

F-M Products was incorporated on October 25, 1977, and was formerly known as Moog Automotive Products, Inc., and prior to that Moog Automotive, Inc. Federal-Mogul acquired the stock of this entity from Cooper Industries, Inc. on October 9, 1998. F-M Products manufactures and distributes original equipment and aftermarket products, and has 14 manufacturing and 4 distribution locations in the United States. For the year ended December 31, 2003, F-M Products had total third party sales of $648,929,000.

The corporate history of F-M Products, together with the historical bases for the asbestos-related claims asserted against it, is discussed in detail in Section IV.E, below.

6.	T&N Limited (“T&N”)

T&N acts as a principal for sixteen undisclosed agency companies. T&N and its agency companies (which include the companies listed in items 8-20, below) employ in excess of 3,500 people. Since the Petition Date, the agency companies have continued to trade as agents of T&N, except for certain of the agency companies that have ceased to do business entirely. T&N is by far the largest of the Debtors’ U.K. trading entities, with net sales of approximately $402,400,000 for the year ending December 31, 2003.

7.	Federal-Mogul Ignition (U.K.) Limited (“FM Ignition”)

FM Ignition was incorporated on January 27, 1998. It has one plant located in Upton, England and employs approximately 450 people. FM Ignition manufactures and sells spark plugs and engineering products for the automotive industry. For the year ended December 31, 2003, FM Ignition had total third party sales of $38,633,000.

8.	Federal-Mogul Systems Protection Group Limited (“FMSPG”)

FMSPG was incorporated on June 5, 1962. It has one plant located in Rochdale, England. FMSPG manufactures and sells mechanical, acoustic and thermal protective products for the automotive industry as agent for T&N. For the year ended December 31, 2003, FMSPG had total third party sales of $3,080,000.

9.	Federal-Mogul Aftermarket UK Limited (“FMAUK”)

FMAUK was incorporated on February 17, 1927. It has one plant located in Bradford, England. FMAUK sells and distributes mainly Federal-Mogul produced branded products as agent for T&N. For the year ended December 31, 2003, FMAUK had total third party sales of $62,210,000.

10.	Federal-Mogul Sintered Products Limited (“FMSP”)

FMSP was incorporated on July 22, 1911. It has one plant located in Coventry, England. FMSP manufactures and sells sintered components primarily for the automotive industry as agent for T&N. For the year ended December 31, 2003, FMSP had total third party sales of $48,678,000.

11.	Federal-Mogul Sealing Systems (Slough) Limited (“FMSS-Slough”)

FMSS-Slough was incorporated on February 18, 1920. It has one plant located in Slough, England. FMSS-Slough manufactures and sells a range of gaskets for the automotive industry as agent for T&N. For the year ended December 31, 2003, FMSS-Slough had total third party sales of $17,517,000.

12.	Federal-Mogul Friction Products Limited (“FMFP”)

FMFP was incorporated on January 10, 1948. It has one plant located in Chapel-en-le-Frith, England. FMFP manufactures and sells friction materials for the automotive and rail industries as agent for T&N. For the year ended December 31, 2003, FMFP had total third party sales of $109,082,000.

13.	Federal-Mogul Sealing Systems (Rochdale) Limited (“FMSS-Rochdale”)

FMSS-Rochdale was incorporated on October 5, 1945. It has one plant located in Rochdale, England. FMSS-Rochdale manufactures and sells heatshields and composite materials as agent for T&N. For the year ended December 31, 2003, FMSS-Rochdale had total third party sales of $12,855,000.

14.	Federal-Mogul Camshaft Castings Limited (“FMCC”)

FMCC was incorporated on February 22, 1934. It has one plant located in Lydney, England. FMCC manufactures and sells engineering components primarily for the motor vehicle industry as agent for T&N. For the year ended December 31, 2003, FMCC had total third party sales of $27,910,000.

15.	Federal-Mogul Bradford Limited (“Bradford”)

Bradford was incorporated on January 5, 1910. It has one plant located in Bradford, England. Bradford manufactures and sells light vehicle petrol and diesel engine pistons and precision machined piston pins primarily for the European OE automotive market as agent for T&N. For the year ended December 31, 2003, Bradford had total third party sales of $65,540,000.

In December 2003, the Bankruptcy Court approved a transaction whereby the pistons-manufacturing assets of Bradford would be leased (and eventually sold through the Plan) to Federal-Mogul Gorzyce, S.A., a non-Debtor affiliate of the Debtors incorporated in Poland. Information concerning such transaction is set forth in detail in Section V.Q.3, below.

16.	Federal-Mogul Camshafts Limited (“F-M Camshafts”)

FM Camshafts has one plant located in Lydney, England and manufactures and sells camshafts primarily for the motor vehicle industry as agent for T&N. For the year ended December 31, 2003, FM Camshafts had total third party sales of $25,008,000.

17.	Federal-Mogul Eurofriction Limited (“FMEL”)

FMEL manufactures and sells automotive friction material for the aftermarket. For the year ended December 31, 2003, FMEL had total third party sales of $7,888,000.

18.	Federal-Mogul Powertrain Systems International Limited (“Powertrain Systems”)

Powertrain employs a small group of engineers who provide powertrain services to various of the U.K. Debtors.

19.	TBA Industrial Products Limited (“TBA-IP”)

TBA-IP is a real estate holding company located in Rochdale, England, which, as of the Petition Date, held and managed the real property that comprises of all of the Debtors’ Rochdale facilities. By order dated February 3, 2004, the Bankruptcy Court authorized the sale of the Rochdale property, which was subsequently effected by the Debtors and the Administrators. As a result of this sale, TBA-IP is now an inactive holding company.

20.	Federal-Mogul Export Services Limited (“F-M Export”)

F-M Export is a foreign exchange vehicle for the Debtors that are involved in transactions involving British pounds sterling. Specifically, where an agency company (other than FMEL) contracts with its customers in certain territories, it normally does so as sales agent of F-M Export, in which case the agency company agrees to supply the product to F-M Export to allow F-M Export to fulfill the contract with the customer.

D.	Management.

1.	Directors.

The Board of Directors of Federal-Mogul currently consists of eight (8) directors: John J. Fannon (age 70), Paul S. Lewis (age 67), Frank E. Macher (age 63), Charles G. McClure (age 50), Robert S. Miller, Jr. (age 62), Shirley D. Peterson (age 62), John C. Pope (age 55) and Sir Geoffrey H. Whalen C.B.E. (age 68). The Board of Directors currently has four committees: an Audit Committee, Compensation Committee, Governance and Nominating Committee, and a Pension Committee, each described below.

The Audit Committee is responsible for reviewing the Debtors’ accounting and financial reporting practices and provides a channel of communication between the Board of Directors and the Debtors’ independent accountants. This Committee reviews the scope and content of the independent accountants’ audits, management letters and fees and the annual plans and work product of the internal auditing staff. All members of the Audit Committee are independent.

The Compensation Committee is charged with reviewing the Debtors’ general compensation strategy, determining compensation for the Debtors’ executive officers and making recommendations to the Board of Directors concerning compensation for the Chief Executive Officer. It also reviews and makes recommendations regarding the Debtors’ incentive plans and certain other compensation plans, and it exercises the authority of the Board of Directors relating to the Debtors’ employee benefit plans.

The Governance and Nominating Committee makes recommendations on the membership and compensation of the Board of Directors and its committees, and it assures that a regular evaluation is conducted of the performance, qualifications and integrity of both the Board of Directors and the executive officers of the Debtors.

The Pension Committee conducts meetings with and reviews the performance of investment managers, trustees, plan administrators and the Debtors’ Retirement Programs Committee. It also recommends pension funding levels to the Board of Directors after consultation with the Debtors’ Retirement Programs Committee, investment managers and other consultants retained by the Committee.

2.	Executive Officers.

Set forth below are the senior executive officers of the Debtors elected by the Debtors’ Board of Directors and each officer’s position(s) within the Debtors:

Name	Position(s) with Federal-Mogul
Gerhard Böhm	Senior Vice President, Powertrain
David A. Bozynski	Vice President and Treasurer
Thomas B. Conaghan	Senior Vice President, Sealing Systems and Systems Protection
Rene L.F. Dalleur	Senior Vice President, Global Friction Products
Joseph P. Felicelli	Senior Vice President, Worldwide Aftermarket Operations
Michael P. Gaynor	Senior Vice President and Chief Information Officer
Charles B. Grant	Vice President, Corporate Development and Strategic Planning
Ramzi Y. Hermiz	Vice President, European Aftermarket
Rainer Jueckstock	Senior Vice President, Global Operations, Powertrain
G. Michael Lynch	Executive Vice President and Chief Financial Officer
Charles G. McClure	Chief Executive Officer and President
Dale R. Pilger	Senior Vice President, Global Original Equipment Sales, Application Engineering and Marketing and Asia Pacific Operations
William G. Quigley III	Vice President and Corporate Controller
Richard P. Randazzo	Senior Vice President, Human Resources
Brian L. Ruddy	Vice President and Managing Director, Asia
Wilhelm A. Schmelzer	Executive Vice President, Europe, South America and South Africa
David M. Sherbin	Senior Vice President, General Counsel and Secretary
John L. Tobiczyk	Vice President, Manufacturing Support

Each officer was elected by the Board to hold office until the next annual election of officers and until his successor is elected and qualified or until his earlier resignation or removal.

E.	Debt and Capital Structure of Federal-Mogul and its Affiliates.

1.	Secured Credit Obligations.

a.	Prepetition Bank Credit Agreement.

Federal-Mogul is party to that certain Fourth Amended and Restated Credit Agreement dated as of December 29, 2000 (as amended, supplemented or otherwise modified from time to time, the “Bank Credit Agreement”) by and among Federal-Mogul, The Chase Manhattan Bank (now JPMorgan Chase Bank), as Administrative Agent and a syndicate of lenders. Under the Bank Credit Agreement, Federal-Mogul received new term and revolving loan commitments aggregating $350 million (the “New Commitments”), while refinancing approximately $1.7 billion in term and revolving loans and commitments under preexisting secured credit facilities (the “Existing Loans”).

As of the Petition Date, Federal-Mogul’s obligations under the Bank Credit Agreement totaled approximately $1.932 billion, plus certain amounts owing on account of letters of credit issued under the Bank Credit Agreement. These obligations are subdivided as follows: (i) approximately $328.1 million (plus certain letter of credit obligations) under the New Commitments, (ii) approximately $960.9 million (plus certain letter of credit obligations) under preexisting revolving loan facilities and (iii) approximately $643.0 million under preexisting term loan facilities. These facilities were essentially fully drawn as of the Petition Date.

Federal-Mogul’s obligations under the New Commitments are secured by first-priority liens on and security interests in (i) substantially all of the United States assets of the U.S. Debtors (except accounts receivable sold to the Debtors’ prepetition securitization facility), (ii) 100% of the stock of the Debtors’ U.S. subsidiaries and (iii) 65% of the stock of the first tier foreign subsidiaries of the U.S. Debtors. Federal-Mogul’s obligations under the Existing Loans are secured by second-priority liens on the same collateral. In addition, Federal-Mogul’s obligations under the Bank Credit Agreement are guaranteed by certain of the U.S. Debtors and F-M UK Holding Limited, a U.K. Debtor. As discussed below at subsection 2

(“Note Obligations”), the grant of certain liens securing Federal-Mogul’s obligations under the Bank Credit Agreement triggered certain equal and ratable provisions of the Indentures pursuant to which certain limited security for the Note Debt was provided (as defined below).

b.	Surety Bond Obligations.

Federal-Mogul has additional potential secured debt in the amount of $225 million relating to certain surety bonds guaranteeing its obligations to the Center for Claims Resolution (“CCR”) (the “CCR Surety Bonds”). In December of 2000, Federal-Mogul, on behalf of T&N Limited (“T&N”), Gasket Holdings Inc. (“GHI”) and Ferodo America, Inc. (“Ferodo”), caused the Sureties to issue bonds in the aggregate amount of $250 million in favor of CCR as obligee (the “Surety Bond Obligations”), reduced to $225 million effective as of June 2001. To secure the contingent reimbursement obligations under the CCR Surety Bonds, the Debtors granted liens and security interests in favor of each Surety in (i) substantially all of the United States assets of the U.S. Debtors, (ii) the stock of the Debtors’ United States subsidiaries, and (iii) up to 65% of the stock of certain of the U.S. Debtors’ foreign subsidiaries. In the case of (i) and (iii) above, the liens and security interests securing the Surety Bond Obligations are on an equal and ratable basis with those securing Federal-Mogul’s obligations under the Existing Loans pursuant to the Bank Credit Agreement. In the case of certain of the collateral described in (ii) above, the liens and security interests securing the Surety Bond Obligations are on an equal and ratable basis with those securing (a) Federal-Mogul’s obligations under the Bank Credit Agreement and (b) the Note Debt. In addition to the above-described security for the Surety Bond Obligations, two of the Debtors (T&N and GHI) agreed contractually to indemnify the Sureties for any amounts that may become due thereunder.

As of the date of this Disclosure Statement, none of the surety bonds has been drawn. As noted elsewhere in this Disclosure Statement, the Debtors have obtained temporary injunctive relief preventing such a draw, and have commenced an adversary proceeding against CCR seeking a determination that CCR is not entitled to draw on the CCR Surety Bonds.

c.	Debtor-in-Possession Financing Facility.

(1)	Description of the Debtor-in-Possession Financing Facility.

On October 1, 2001, the Debtors sought Bankruptcy Court authorization for the U.S. Debtors to enter into a $675 million debtor-in-possession financing facility (the “DIP Facility”) with a syndicate of lenders led by The Chase Manhattan Bank (now JPMorgan Chase Bank) as administrative agent (in such capacity, the “DIP Agent”). The Bankruptcy Court granted the U.S. Debtors the authority to enter into such a facility on an interim basis at the Debtors’ first-day hearing on October 4, 2001. Also on October 4, 2001, the Bankruptcy Court granted the Debtors interim authority to make up to $150 million in loans (on terms otherwise consistent with the terms of the DIP Facility) to their foreign affiliates in the event that the stand-alone financing facilities relied on by such affiliates were reduced or eliminated as a result of the Debtors’ commencement of insolvency proceedings. On November 21, 2001, following the final hearing on the financing, the Bankruptcy Court entered an order authorizing the Debtors to enter into the DIP Facility on the terms set forth below. Additionally, the Bankruptcy Court granted final approval for the Debtors to lend funds to their foreign affiliates for the purposes described above, in the amount of $220 million.

As stated by the Debtors in the motion seeking interim and final approval of the DIP Facility, the Debtors required this financing for four (4) discrete purposes: (i) $265 million to retire loans extended by certain lenders under the Debtors’ prepetition securitization facility, thereby permitting the Debtors to reacquire, through merger of the securitization subsidiary into Federal-Mogul, approximately $550 million in accounts receivable, (ii) $150 million to fund loans to the Debtors’ foreign affiliates that did not file bankruptcy petitions in the event that the stand-alone financing facilities relied on by such affiliates were reduced or eliminated as a result of the Debtors’ commencement of insolvency proceedings (of which amount $25 million could be advanced to the English Debtors), (iii) $70 million to be used to fund ordinary course working capital loans to the Debtors’ foreign affiliates that did not file bankruptcy petitions and (iv) $190 million to be used by the Debtors for general corporate purposes.

To secure the obligations under the DIP Facility, the agent and lenders under the DIP Facility were granted liens, security interests, and claims on account of amounts advanced under such facility as follows: (i) a perfected first priority, senior priming lien pursuant to Section 364(d)(1) of the Bankruptcy Code on all property of the U.S. Debtors, which property was subject to liens existing as of the Petition Date that secured only the Debtors’ obligations under the Bank Credit Agreement and to the Sureties, (ii) a perfected first priority security interest in and lien, pursuant to Section 364(c)(2) of the Bankruptcy Code, upon all property of the U.S. Debtors not subject to valid and perfected liens as of the Petition Date or perfected thereafter in accordance with Section 546(b) of the Bankruptcy Code, (iii) a perfected junior lien, pursuant to Section 364(c)(3) of the Bankruptcy Code, on all property of the U.S. Debtors subject to valid and perfected liens in existence as of the Petition Date and (iv) a claim pursuant to Section 364(c)(1) with priority over any and all administrative expenses of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code. These security interests and liens may not be subordinated or made of equal rank with any other liens or security interests that may be granted by the Debtors under Sections 364(c) or (d) of the Bankruptcy Code.

As an additional part of the debtor-in-possession financing, the Debtors agreed to convert the New Commitments (which had been drawn in full by the Debtors) into a tranche of the DIP Facility (the “Tranche C Loans”). Accordingly, the Tranche C Loans have been afforded the status of a postpetition claim in the Debtors’ Reorganization Cases. The Tranche C Loans are secured by liens in favor of the agent and lenders under the Bank Credit Agreement on all collateral securing the obligations under the DIP Facility. Such liens are immediately junior to those granted in connection with the DIP Facility. In addition, the Tranche C Loans are secured by a lien on all property of the U.S. Debtors securing the obligations under the Note Indentures (i.e., the stock of certain of Federal-Mogul’s principal United States operating subsidiaries). This additional lien securing the Tranche C Loans is of equal rank with the lien securing the obligations under the Note Indentures.

(2)	Adequate Protection Obligations under the DIP Facility.

In addition to the rights and claims granted to the lenders under the DIP Facility, the Debtors also agreed to grant adequate protection to the lenders under the Bank Credit Agreement in the form of (i) liens on the collateral securing the Debtors’ obligations under the DIP Facility that are immediately junior to the postpetition lenders’ liens, (ii) superpriority claims pursuant to Section 507(a)(1) of the Bankruptcy Code that are immediately junior to the claims under Section 364(c)(1) of the Bankruptcy Code held by the Debtors’ postpetition lenders under the DIP Facility, (iii) current monthly payments of interest and letter of credit fees on the outstanding balances under the Bank Credit Agreement and related documents, and (iv) the current payment of certain fees and expenses under the Bank Credit Agreement and related documents. The Debtors further agreed to make current payments of interest to the Sureties following any draw on the surety bonds issued thereby, as well as to pay the fees and premiums respecting such surety bonds on a current basis and pay the fees and expenses of one of the Sureties.

The Debtors further agreed as a condition of the DIP Facility to provide adequate protection for the benefit of the holders of the Note Debt (as defined below) in the form of payment in cash to the Collateral Trustee of one-half of one percent (0.5%) of the outstanding principal amount of the Note Debt per year (the “Cash Guaranteed Component”). The Debtors also agreed to provide additional adequate protection to the holders of the Note Debt by (i) payment of an additional one-half of one percent (0.5%) of the outstanding principal amount of the notes per year in cash (the “Cash Optional Component”) or (ii) alternatively, granting an administrative expense claim pursuant to Section 507(b) of the Bankruptcy Code to the Collateral Trustee, for the benefit of the holders of the Note Debt, in the amount of 200% of that portion of the Cash Optional Component that is not paid in cash. The Final Order approving the DIP Facility also provides that additional adequate protection payments may be required in the event that the Debtors’ actual EBITDA for certain periods exceeds that projected in the Debtors’ strategic plan dated as of August 2001 (the “EBITDA Payments”). Any EBITDA Payments made by the Debtors will reduce any 507(b) claims granted to the Collateral Trustee for the benefit of the holders of the Note Debt at a rate of $2 for every $1 in EBITDA Payments made.

In accordance with the adequate protection provisions in the Final Order approving the DIP Facility, the Debtors have made quarterly cash payments to the Collateral Trustee (commencing on January 15, 2002) in satisfaction of the Cash Guaranteed Component referenced above in the amount of $2,649,331.25. The Debtors have additionally elected to grant each quarter since the commencement of the Reorganization Cases an administrative expense claim pursuant to Section 507(b) of the Bankruptcy Code in the amount of one percent per annum of the Debtors’ outstanding note debt on account of the Cash Optional Component referenced above, consistent with the Debtors’ ability to so elect under the Final Order approving the DIP Facility. The amount of such administrative expense claim each quarter is $5,298,662.50, commencing as of January 15, 2002; the cumulative amount of such Section 507(b) claims as of April 15, 2004 thus equals $52,986,625.00.

All adequate protection payments made to and administrative expense claims inured in favor of the Collateral Trustee for the benefit of the holders of the Note Debt are, pursuant to the terms of the Final Order approving the DIP Facility, provisional in nature in all respects. The Final Order approving the DIP Facility preserves the rights of all parties in interest to challenge such adequate protection payments.

Pursuant to the terms of the Plan, all adequate protection payments inured in favor of the Collateral Trustee for the benefit of the holders of the Note Debt will be treated as administrative expense claims and, accordingly, will, if not challenged in accordance with the preceding paragraph, be paid in full in Cash on the Distribution Date.

(3)	Amendments to the DIP Facility.

On November 29, 2001, the Debtors and the debtor-in-possession lenders entered into a non-material amendment (the “First Amendment”) to the debtor-in-possession financing facility. Pursuant to the First Amendment, JPMorgan Chase Bank assigned certain of its interests, rights and obligations under the DIP Agreement to a syndicate of additional lenders. In addition, the First Amendment (i) expanded the scope of investments to which the Debtors could become a party to include certain joint venture arrangements and (ii) effected certain other non-material modifications to the DIP Facility.

On June 26, 2002, the Debtors filed a motion with the Bankruptcy Court seeking approval of the second amendment to the DIP Facility (the “Second Amendment”). Pursuant to the Second Amendment, the DIP Facility was amended to expand the scope of the Debtors’ permitted investments and permitted indebtedness, effect certain modifications respecting the counting of capital expenditures, allow for the adjustment of the EBITDA covenants in the DIP Facility to reflect the impact of divestitures by the Debtors, and effect certain additional technical modifications as well. The Court entered an order authorizing the Debtors to enter into the Second Amendment on July 18, 2002, and the Second Amendment was executed on or about July 10, 2002.

On January 17, 2003, the Debtors entered into a non-material Third Amendment to the DIP Facility. Such amendment modified the capital expenditures covenants contained in the DIP Facility to allow for greater spending by the Debtors on capital expenditures during the quarter ended March 31, 2003 and to reduce the permissible amount of capital expenditures spending by the Debtors during the ensuing three quarters.

(4)	Amendment and Restatement of the DIP Facility.

On August 7, 2003, the Debtors entered into an amendment and restatement of the DIP Facility. The amendment and restatement largely continued the terms and conditions of the existing debtor-in-possession financing, save for (i) extending the term of the DIP Facility (which was to expire on October 1, 2003) through the earlier of the substantial consummation of the Plan or February 7, 2005, (ii) reducing the overall size of the DIP Facility to $600 million from $675 million and retranching the revolving and term loan facilities thereunder to $350 million and $250 million, respectively, (iii) reducing the interest margin applicable to borrowings under the DIP Facility by one-half of one percent and (iv) effecting a number of additional amendments necessary to accommodate changes in the Debtors’ business since the Debtors first entered into the DIP Facility nearly two years previously. Such additional amendments included, among other things, provisions increasing the Debtors’ ability to invest in joint ventures, expanding the U.S. Debtors’ ability to make loans to non-Debtor foreign subsidiaries from $220 million to $300 million (less the amount of stand-alone credit facilities made available to such non-Debtor foreign subsidiaries), and permitting the conversion of certain intercompany loans to equity. The Bankruptcy Court entered an order authorizing the Debtors to enter into the amended and restatement of the DIP Facility on August 21, 2003. That order provided, in general, that the terms of the original final order approving the DIP Facility continued unchanged, including the grants of liens and security interests to secure the DIP Facility and adequate protection to the various parties described above.

2.	Note Obligations.

As of the Petition Date, Federal-Mogul had outstanding five (5) tranches of Notes (the “Notes”), one (1) tranche of Senior Notes (the “Senior Notes”), and six (6) tranches of Medium-Term Notes (the “Medium-Term Notes” and, together with the Notes and Senior Notes, the “Note Debt”). The aggregate amount of Note Debt outstanding is $2,159,404,575.13. This amount includes accrued interest and unpaid interest as of the Petition Date of approximately $40 million. The Notes were issued pursuant to Indentures dated as of June 29, 1998 and January 20, 1999 (as amended, supplemented, or otherwise modified from time to time, the “Note Indentures”) between Federal-Mogul, certain guarantors, and the Bank of New York, as Indenture Trustee. The Senior Notes and the Medium-Term Notes were issued pursuant to an Indenture dated as of August 12, 1994 (the “1994 Indenture”), between Federal-Mogul and Continental Bank, as Trustee. The Bank of New York has been succeeded by Wells Fargo Bank Minnesota, N.A. as Indenture Trustee under the Note Indentures, while Continental Bank has been succeeded by U.S. Bank Trust National Association as Trustee under the 1994 Indenture.

The Note Indentures and the 1994 Indenture each provide that so long as any indebtedness under the Bank Credit Agreement is secured by shares of capital stock of any domestic subsidiary of Federal-Mogul that owns any principal manufacturing facilities, the Notes, Senior Notes, and Medium-Term Notes issued under such Indentures shall also be secured by such collateral. Accordingly, the Note Debt is secured by liens on and security interests in the stock of certain of Federal-Mogul’s principal United States operating subsidiaries. The liens and security interests securing the Note Debt are on an equal and ratable basis with Federal-Mogul’s obligations under the Bank Credit Agreement and the Surety Bond Obligations. The Note Debt is additionally guaranteed by certain of the U.S. Debtors and F-M UK Holding Limited, a U.K. Debtor.

3.	Trade Debt as of the Petition Date.

As of the Petition Date, the U.S. Debtors’ books and records showed approximately 14,000 trade claims pending against the U.S. Debtors in an approximate aggregate amount of $175.4 million. Substantially all of these trade claims are owed by Federal-Mogul, Federal-Mogul Ignition Company (“FMIC”), Federal-Mogul Piston Rings, Inc. (“FMPRI”), Federal-Mogul Powertrain, Inc. (“FMPI”) and Federal-Mogul Products, Inc. (“F-M Products”). The remainder of the U.S. Debtors either have few or no trade claims pending against them.

In addition, as of the Petition Date, the U.K. Debtors’ books and records show trade claims pending against them in the approximate aggregate amount of £23.7 million (approximately $42.42 million). Since the Petition Date, the aggregate claim amount of £23.7 million has been reduced to £18.07 million (approximately $32.35 million) due to payments made by the U.K. Debtors to certain critical trade creditors and the recharacterization of certain prepetition trade claims as Administration Claims. U.S. dollars are converted to BPS at the rate of one BPS to $1.79. All of these trade claims are owed by 23 of the U.K. Debtors. No trade claims are pending against the remaining U.K. Debtors.

4.	Convertible Subordinated Debentures.

On December 1, 1997, Federal-Mogul issued $575 million of 7% Convertible Junior Subordinated Debentures due 2027 (the “Convertible Subordinated Debentures”) to the Federal-Mogul Financing Trust (the “Financing Trust”), which is wholly-owned by Federal-Mogul and for which the Bank of New York acts as trustee. The Financing Trust generated the revenue to purchase the Convertible Subordinated Debentures through the issuance of 11.5 million shares of 7% Trust Convertible Preferred Securities (the “TCP Securities”) to various institutional lenders. The TCP Securities represent an undivided interest in the Financing Trust’s assets, which are comprised solely of the Convertible Subordinated Debentures.

The Convertible Subordinated Debentures and the TCP Securities are convertible, at the option of the holder(s) thereof, into Federal-Mogul’s common stock at an equivalent conversion price of approximately $51.50 per share, subject to adjustment in certain events. Since December 6, 2000, both the TCP Securities and the Debentures have been redeemable at the option of Federal-Mogul.

The Convertible Subordinated Debentures are subordinated and junior in right of payment to all of Federal-Mogul’s indebtedness under credit agreements (including the Bank Credit Agreement), the Note Debt, capital lease obligations, deferred purchase price obligations, letter of credit obligations, interest rate or swap obligations, guarantees, and certain other obligations. The Convertible Subordinated Debentures rank equally with Federal-Mogul’s trade debt. Federal-Mogul has additionally guaranteed to the holders of the TCP Securities payment in full of (i) accrued and unpaid distributions or unpaid redemptions to the extent the Financing Trust has funds available for such purposes, and (ii) on a winding-up of the Financing Trust, the lesser of (a) the aggregate of the liquidation amount on the TCP Securities to the extent the Financing Trust has funds available for such purpose and (b) the amount of the assets of the Financing Trust remaining for distribution. This guarantee obligation ranks equally in right of payment with Federal-Mogul’s preferred stock, is senior in right of payment to Federal-Mogul’s common stock, and is subordinate in right of payment to all other obligations of Federal-Mogul.

Portions of the Convertible Subordinated Debentures were converted to shares of common stock of Federal-Mogul Corporation after the Petition Date. The Plan Proponents believe that, as of December 31, 2003, the aggregate outstanding principal amount of the Convertible Subordinated Debentures was $211,042,367.00. The Indenture Trustee for the Convertible Subordinated Debentures asserts that the aggregate outstanding amount of the Convertible Subordinated Debentures was $216,454,300.00 as of December 31, 2003.

In the event and to the extent that the holders of Claims in this Class convert their Convertible Subordinated Debentures into Federal-Mogul Corporation Common Stock prior to the Confirmation Date, such Claims will be deemed converted to Class 1O Equity Interests and shall receive the treatment afforded to Class 1O Equity Interests under the Plan.

5.	Common and Preferred Stock.

Federal-Mogul’s articles of incorporation authorize the issuance of 260,000,000 shares of common stock, of which 87,131,298 shares were outstanding as of November 3, 2003. Prior to the Petition Date, and for a brief period thereafter, Federal-Mogul’s common stock was listed on the New York Stock Exchange (“NYSE”). On April 22, 2002, Federal-Mogul received notice from the NYSE that its common stock would be delisted from the NYSE effective April 24, 2002. Accordingly, on April 24, 2002, Federal-Mogul’s common stock began trading on the NASD over-the-counter bulletin board market under the new ticker symbol “FDMLQ.”

In addition to its common stock, Federal-Mogul had 439,937 shares of Series C ESOP preferred stock outstanding as of December 31, 2002, with an aggregate liquidation preference of approximately $28 million, or $63.75/share. The Series C ESOP Convertible Preferred Stock shares of stock were used to fund a portion of the Federal-Mogul’s matching contributions within the company’s Salaried Employees’ Investment Program. The Series C ESOP preferred stock is convertible into shares of Federal-Mogul common stock at a rate of two shares of common stock for each share of preferred stock. The Series C ESOP preferred shares paid dividends at a rate of 7.5% until the Petition Date.

6.	Pending Commercial Litigation Against the Debtors.

As a consequence of the Debtors’ commencement of these Reorganization Cases, all pending claims and litigation against the Debtors in the United States have been automatically stayed pursuant to Section 362 of the Bankruptcy Code. In addition, as a consequence of the U.K. Debtors’ commencement of administration proceedings under the U.K. Insolvency Act 1986, all pending claims and litigation against the U.K. Debtors in the U.K. have also been automatically stayed. The automatic stays of litigation both in the U.S. and the U.K. proceedings have generally remained in force except in connection with certain non-asbestos personal injury claims, as to which the Bankruptcy Court has granted relief from the automatic stay solely to permit the prosecution of such actions to judgment and recovery of any such judgment from the Debtors’ available insurance.

In addition to the asbestos-related litigation described below in Article IV, the Debtors are also involved from time to time in a variety of litigation that is incidental to their businesses. Typically, these matters consist of warranty and product liability claims, contract actions, antitrust, insurance matters, environmental actions and employment litigation. Other than the personal injury claims that are currently being defended by the Debtors’ insurance companies (and as to which the Court granted relief from the automatic stay for the litigation to proceed as described in the preceding paragraph), the material pending actions of which the Debtors are currently aware and which may result in further litigation following the Effective Date are set forth on the attached Exhibit F.

The Debtors anticipate that, to the extent any of the litigation set forth on Exhibit F is not resolved prior to the Effective Date of the Plan and/or removed by the Debtors to federal court consistent with their powers under the Bankruptcy Code, such litigation will continue after the Effective Date in the forum(s) in which it was initiated. Any adverse judgment in any of these actions would constitute a Claim that would be treated in accordance with the provisions of the Plan, so long as such Claim was otherwise allowable because it complied with the applicable requirements of these Reorganization Cases and the Bankruptcy Code.

IV.

DESCRIPTION OF ASBESTOS-RELATED LIABILITIES OF THE DEBTORS

A.	General Background of the Debtors’ Asbestos-Related Liabilities.

The Plan contemplates claims for compensatory damages that are primarily based upon six different historical “streams” of liability that Federal-Mogul and certain of its subsidiaries faced in asbestos-related litigation throughout the United States. Each of these streams arises from corporate acquisitions made by Federal-Mogul (one in 1965 and the remainder in 1998) and concerns a different entity that had its own unique relationship with asbestos and asbestos-containing products and role in the asbestos litigation. The six entities are T&N, Gasket Holdings Inc. (“GHI”) (formerly known as Flexitallic, Inc.), Ferodo America Inc. (“Ferodo”), F-M Products (formerly known as Moog Automotive, Inc. (“Moog”)), the successor-by-merger to Wagner Electric Corporation (generally, “Wagner”), Felt Products Mfg. Co., formerly known as Fel-Pro Inc. (“Fel-Pro”), and Federal Mogul’s own former Vellumoid Division (“Vellumoid”).

In addition, over 40 other Debtors and non-Debtor subsidiaries or affiliates of Federal-Mogul have, at one time or another, been named in asbestos personal injury or other asbestos-related actions in the U.S. or in other countries since the 1970s. The most significant of these non-U.S. claims—which primarily concern the products and actions of only one Debtor, T&N—both in terms of number of claims and potential overall liability, are those brought in the United Kingdom, where T&N is headquartered and which was the principal location of its core businesses. Other asbestos personal injury claims arising from the worldwide scope of the businesses of T&N and its subsidiaries have been brought in several other countries, including France, Italy and Australia. The Debtors believe that all of these non-U.S. and non-U.K. claims collectively account for a very small percentage of the total historical asbestos-related liabilities of Federal-Mogul and its subsidiaries.

A description of the calculation of certain of the Debtors’ asbestos liabilities is set forth in Section VI.C.4.h.(2) of this Disclosure Statement.

B.	T&N

1.	History of T&N.

T&N is a wholly-owned subsidiary of Federal-Mogul that was acquired in March 1998 when Federal-Mogul purchased 100% of its stock. T&N was incorporated in February 1920 in England as Turner & Newall Ltd., and represents a significant source of the Debtors’ collective U.S. asbestos personal injury liabilities. At the date of its incorporation, T&N was a holding company that constituted an amalgamation of four pre-existing U.K. companies involved in the manufacture of asbestos-containing materials that were earlier separately owned by the Turner and the Newall families, prominent industrialists in northwestern England.

Throughout its history, T&N conducted its various businesses on a daily basis through a number of wholly-owned U.K. “unit” companies. T&N’s executives and directors typically sat simultaneously on the boards of directors of one or more of its unit companies. T&N accepted responsibility in the U.S. asbestos-related litigation for the products and actions of its various U.K. unit companies. By contrast, throughout its existence, T&N also invested in a number of non-U.K. subsidiary companies throughout the world, for which it took the position that it was not liable, since these companies operated as wholly independent subsidiaries.

The four original companies from which T&N was formed—Turner Brothers Asbestos Co., Washington Chemical Co., J.W. Roberts Ltd. (“Roberts”), and Newalls Insulation Co. (“Newalls”)—manufactured asbestos-containing textiles, thermal insulation, industrial insulating mattresses or, in the case of Newalls, installed manufactured insulation materials. Asbestos was used in these applications because of its unique fire and heat-resistant properties and its light weight.

From the 1920s to the 1950s, the group expanded into the manufacture, distribution, sale and installation of virtually every type of asbestos-containing product in numerous countries throughout the world, including sprayed-on and pre-formed asbestos-containing insulation, asbestos cement pipe, asbestos-containing building materials, and numerous other products. It also grew vertically, ultimately controlling or owning outright (through independently-operated non-U.K. subsidiary companies) asbestos mines in Canada and southern Africa. T&N therefore later found itself as a defendant in asbestos cases in both the U.S. and in other countries.

However, unlike most other U.S. asbestos litigation defendants, T&N did not extensively market its products in this country, and most of its asbestos-containing products were never sold in the U.S. Moreover, to the extent that T&N did business in the U.S. as either a manufacturer of asbestos-containing products or a source of asbestos fiber, that business had mostly ended by the mid-1960s.

2.	Bases for T&N’s Asbestos Liability.

T&N was named in its first asbestos personal injury case in the U.S. in August 1977. By the Petition Date, approximately 114,000 such lawsuits were pending in the U.S. T&N’s liability in these cases primarily arose out of three areas of its historical businesses, more or less in the following order of frequency: (a) its manufacture of Sprayed Limpet Asbestos (“Limpet”); (b) its ownership from 1934 to 1962 of Keasbey & Mattison Co. (“Keasbey”), and to a lesser extent, its ownership in other years of two Canadian subsidiaries; and (c) its brokerage of raw asbestos fiber. In addition, T&N was sometimes sued as an alleged conspirator for its role in various events relating to the health effects of asbestos. Finally, T&N was also sued in a limited number of property damage (or “asbestos in buildings”) cases pursuant to one or more of the above theories of liability.

T&N was also a defendant in approximately 641 cases pending in the U.K. as of the Petition Date. Due to the significant legal differences implicated in litigating products liability lawsuits in the U.S. and U.K. courts, T&N has historically been named in far fewer cases in the U.K. (including cases originally commenced in South Africa that plaintiffs sought to litigate in the U.K.), and has historically spent far less in judgments, settlements and defense costs in such cases. T&N and its unit and subsidiary companies were similarly named as defendants in less than 200 cases pending in other countries, such as France, Italy and Australia, plus approximately 327 cases (as of June 30, 2003) originally commenced by plaintiffs in South Africa but sought by such claimants to be heard in the U.K.

Despite the fact that virtually every lawsuit brought against T&N in the U.S. tort system contained a claim for punitive damages, relying upon the same alleged misconduct, historically there has been only one award of punitive damages rendered against T&N in the 25 years in which it has been a defendant in asbestos-related litigation. In that case, Hoskins v. Business Men’s Assurance Co., Case No. 00-CV-206172 (Cir. Ct., Jackson County, Mo.), a judgment was entered jointly and severally against T&N and Federal-Mogul (solely as T&N’s alleged successor in interest) in March 2001 in the amount of $7 million (exclusive of interest and costs), consisting entirely of punitive damages. (The $3 million in compensatory damages awarded by the jury was subject to a 100% offset as a result of the settlement of a co-defendant.) While the Debtors pursued several appeals of this matter on a variety of grounds, the judgment in favor of the Hoskins plaintiffs was ultimately affirmed in material part subsequent to the Petition Date.

a.	Limpet.

The Limpet process of spraying a mixture of asbestos and cement onto surfaces was invented in 1931 by a Roberts engineer who was looking for a way to insulate railroad steam locomotives and boiler equipment with asbestos in a less cumbersome method than the traditional one of strapping asbestos mattresses onto the machinery. Over the ensuing decades, manufacturing Limpet for the patented Limpet process of spraying asbestos onto surfaces for fireproofing, thermal insulation, acoustical insulation and correction, condensation control, and decorative finishes became Roberts’ principal business.

Beginning in around 1934, Roberts appointed licensees throughout the world to sell and apply Limpet. Typically, the licensees purchased the dry Limpet mixture that Roberts had manufactured in England and also leased the machines for its application from Roberts. Keasbey was the head Limpet licensee in the U.S. from 1934 to August 1962. From August 1962 to February 1967, the head U.S. licensee was Armstrong Contracting and Supply Corp., now known as ACandS, Inc. (at one time a subsidiary of and later spun-off from what is now known as Armstrong World Industries, Inc.) (“ACandS”). ACandS filed for bankruptcy protection in September 2002.

From March 1967 to March 1973, the head U.S. Limpet licensee was Atlas Asbestos Corp. (“Atlas”), a Canadian sales and manufacturing subsidiary of T&N headquartered in Montreal from the mid 1920s to 1980, when it was sold to Société Nationale de l’Amiante, an entity of the government of Québec (“SNA”). (T&N did not provide any indemnity to SNA regarding liability for asbestos-related claims in connection with this transaction.) Roberts ceased the manufacture of Limpet for U.S. sale and distribution in March 1967. All Limpet sold in the U.S. from that date to March 1973 was manufactured in Canada by Atlas. The Debtors believe that Atlas remains a viable defendant that is regularly sued and appears in numerous asbestos personal injury cases throughout the U.S.

T&N’s liability in Limpet cases arose from allegations that a plaintiff either was (a) a member of a “Limpet team” (in which, typically, one worker fed the dry Limpet mixture into the machine, a second actually sprayed the product from the machine onto the surface, and a third tamped down or troweled over the product immediately after its application), (b) a bystander to the spraying process (such as a painter or electrician) or (c) was exposed to the clothes of someone who was heavily exposed on a regular basis to the process (such as the immediate family of a sprayer). Since the late 1970s, T&N was named in relatively few cases each year by plaintiffs who fit into one of the above three categories.

Limpet was not a widely marketed or used product in the U.S. due to its significant expense, its relatively slow spraying process and the U.S. licensees’ relative lack of success in promoting it. Keasbey made no sales of Limpet in 1934 and, from 1935 to 1940 (when Limpet was used primarily as an acoustical correction material), U.S. sales were extremely low and confined to the Northeast. At the time, T&N executives constantly expressed concern over Limpet’s failure to catch on in the U.S. and almost every year threatened to discontinue U.S. sales.

Roberts would ship the dry Limpet mixture and the spray machines to Keasbey by boat from England to U.S. ports. Keasbey would then send bags of Limpet and machines to its sublicensees throughout the U.S., as needed, largely by rail. As a result, Keasbey’s Limpet sales were negligible throughout World War II, in large part due to shipping and distribution problems caused by the war. Moreover, despite the post-war construction boom, Keasbey’s Limpet sales remained small in the late 1940s and early to mid-1950s due to intense competition from U.S.-based suppliers of cheaper similar products, and they did not exceed $100,000 annually until 1959. From 1957 to 1965, approximately half of all of the Limpet sold in the U.S. went to three high-profile projects: 1 Chase Manhattan Plaza in New York City, the Prudential Center in Boston and the Central Terminal Building at New York City’s LaGuardia Airport.

While ACandS (which, unlike Keasbey, was also a Limpet applicator) was initially successful in increasing the number of thermal insulation applications at industrial sites after it became head licensee in August 1962, its sales of Limpet declined after 1964 due to the imposition of large customs duties and continued fierce competition from U.S.-based suppliers of other spray products. U.S. Limpet sales after March 1967—for which Atlas, not T&N, was the manufacturer—were even less substantial. T&N was historically named in very few cases alleging exposure to Limpet that was sprayed after this date.

b.	Keasbey and Other Vicarious Liability Claims.

Keasbey was a Pennsylvania company founded in 1873 and incorporated in 1892 by Henry Keasbey (a wealthy financier) and Richard Mattison (a chemist who was said to have invented, among other things, Milk of Magnesia as well as asbestos-containing insulation designed to insulate machinery and equipment, such as steam pipes and boilers, that generated high temperatures). By the early 1930s, Keasbey was a vertically-integrated manufacturer and seller of asbestos-containing products like T&N, albeit smaller, and by the 1950s, Keasbey had ten plants located in Pennsylvania, Missouri, California, Louisiana, and New Hampshire. Among Keasbey’s assets was the Bell chrysotile asbestos mine in Thetford Mines, Québec, Canada.

T&N purchased first a majority of Keasbey’s shares in 1934 and the balance by 1938. Keasbey manufactured and sold a wide variety of asbestos-containing materials, including Limpet (which it did not manufacture), textiles, insulation, and asbestos cement pipe throughout the U.S. between 1934 and 1962, when T&N sold Keasbey’s assets to three unrelated U.S. companies that year and then discontinued Keasbey’s business. (Keasbey formally dissolved as a corporate entity in 1967.) The assets of Keasbey’s Industrial Products Division, where its pipe and boiler insulation products were manufactured, were sold to Nicolet Industries, Inc. (“Nicolet”). Nicolet was once an active defendant pursued for its continuation of Keasbey’s insulation products business, but it filed for bankruptcy protection in January 1987.

In the early days of the asbestos litigation—and especially after Nicolet filed for bankruptcy—numerous plaintiffs claimed exposure to Keasbey products and, because Keasbey or Nicolet were not around to be sued, pursued T&N on the theory that it was the legal alter ego of Keasbey and therefore responsible for its products. Over the years, T&N established precedent in about 20 states on the issue of its liability for Keasbey, and nearly every court that examined the issue (with the exception of one New York state appellate court applying New York law) agreed that T&N was not Keasbey’s alter ego or otherwise liable for its products as a matter of state law. Several of these courts went even further, holding that T&N’s corporate relationship with Keasbey was not even sufficient enough to serve as a basis for asserting jurisdiction over T&N.

Despite this precedent, however, many plaintiffs nonetheless continued to pursue T&N for Keasbey products on a variety of other legal theories, including agency, conspiracy, concert of action, joint venture, and as the major supplier of the raw fiber that was incorporated into Keasbey’s finished products. The sole appellate court to consider this issue, a California state court applying California law, acknowledged that T&N was not Keasbey’s alter ego, but upheld a jury verdict based on the finding that T&N was nonetheless responsible for Keasbey’s pipe and boiler insulation products as a bulk supplier of raw asbestos fiber to Keasbey for use in those products.

In 1936, T&N spun the Bell mining assets off of Keasbey and placed them in a separate Canadian subsidiary corporation, Bell Asbestos Mines, Ltd. (“Bell”). T&N continued to own Bell until 1980, when it sold Bell and Atlas to SNA. The Debtors believe that, like Atlas (which Bell absorbed in 1963), Bell remains a viable defendant that is regularly sued and appears in numerous asbestos personal injury cases throughout the U.S. Bell supplied raw asbestos fiber to numerous U.S. companies from the 1920s to the 1980s. Largely out of a concern over being able to enforce judgments against defendants in the courts of Québec (where the law was often unfavorable to plaintiffs), T&N was occasionally pursued as the alter ego of Bell and Atlas. This issue was litigated twice in the U.S. asbestos litigation, and both decisions favored T&N.

c.	Fiber Supply.

Starting in 1926, through several independently operated, non-U.K. subsidiaries, T&N began to acquire asbestos mines or mining interests in South Africa, Rhodesia (now Zimbabwe), Swaziland and, by virtue of its acquisition of Bell through the acquisition of Keasbey, Canada. Raw Asbestos Distributors Ltd., a U.K. unit company of T&N later known as Turners Asbestos Fibres Ltd. and TAF International Ltd. (“TAF”), brokered raw fiber from all of these mines except Bell (which sold its fiber directly) to various U.S. manufacturing companies from 1932 to around 1976, with the overwhelming majority of this fiber sold before 1965. However, the majority of the fiber brokered by TAF was purchased by T&N’s other U.K. unit companies for use in manufacturing their respective asbestos products. Unlike other vendors of raw asbestos fiber, TAF did not package, prepare, carry, or transport the fiber that it brokered, nor did it ever take physical possession or custody of the fiber. The last of T&N’s asbestos mining interests (which was located in Zimbabwe) was sold by March 1996.

T&N was named in asbestos personal injury cases by U.S. plaintiffs who claimed to have been exposed to TAF-brokered fiber either during the manufacturing process (such as plantworkers and employees of other asbestos products manufacturers) or during the transportation process (such as longshoremen who routinely unloaded ships carrying fiber from Africa). Compared to the total usage of raw asbestos fiber in the U.S. during the years in question, however, TAF brokered a minuscule amount of African fiber to U.S. companies, principally to Keasbey. By way of example, TAF’s total brokerage to the U.S. over 45 years amounted to about 400,000 tons; from the 1950s to the early 1970s, nearly 1 million tons of raw fiber were used annually in this country. Thus, TAF brokered only a tiny fraction of all of the asbestos fiber that ever reached the U.S. Although TAF also brokered fiber to countries other than the U.S., T&N has historically been named in very few non-U.S. cases based upon allegations of exposure to TAF-brokered fiber.

CertainTeed Corp. (now a subsidiary of a French company, Saint-Gobain) was the purchaser of Keasbey’s asbestos cement pipe assets in 1962. After that date, CertainTeed became the principal U.S. customer of TAF-brokered fiber. CertainTeed (in which T&N held a minority stock interest from 1962 to 1976) was, with the exception of 1,050 tons of fiber brokered to Huxley Development Corp. from 1967 to 1969, T&N’s only U.S. customer after 1965. The only other major U.S. customers of TAF-brokered fiber were Johns-Manville Corp. (“J-M”) (from 1953 to 1965) and Raybestos-Manhattan Corp., now known as Raymark Industries, Inc. (“R-M”) (until 1958), both of which purchased very little of their overall fiber inventory from TAF. Like Nicolet, J-M and R-M also filed for bankruptcy protection in the 1980s.

In addition, in the few years before the Petition Date, T&N was also sued by end-users of finished asbestos products manufactured by defunct or bankrupt companies who were at one time “target” defendants, on the theory that the fiber in such products was supplied by T&N. As noted above, many plaintiffs who alleged exposure to Keasbey products proceeded on this theory of liability against T&N, rather than choosing to re-litigate the issue of whether T&N was Keasbey’s alter ego in light of the precedent that T&N had established as to the viability of that legal theory.

d.	Conspiracy and Concert of Action.

T&N was also pursued in a significant number of cases on civil conspiracy or concert of action theories of liability based on its historical involvement in research into the health effects of asbestos exposure over several decades. Despite the legal requirement that a plaintiff demonstrate actual exposure to a particular defendant’s asbestos-containing products to make out a prima facie case, such cases typically involved no (or, at best, minimal) product identification against T&N. These cases, however, became an increasingly higher percentage of T&N’s caseload by the late 1990s as the number of “traditional” asbestos defendants who sought bankruptcy protection increased and plaintiffs’ primary or only asbestos exposure was to the products of bankrupt or judgment-proof defendants.

There were many variants of these theories against T&N—several of which are derivative of plaintiffs’ alter ego claims regarding Keasbey’s and Bell’s actions—including T&N’s past associations and business relationships with J-M (such as the creation of an alleged “cartel” to fix the price of asbestos fiber, control supplies, allocate geographic markets, and suppress health-related information), T&N’s funding and alleged suppression of unfavorable research (such as Keasbey’s co-sponsorship of the so-called “Saranac studies” regarding asbestos exposure and the development of lung cancer) and T&N’s involvement in various trade associations (such as the Asbestos Textile Institute, through Keasbey and only later on its own, and the Québec Asbestos Mining Association, solely through Bell). During T&N’s last two years in the tort system, some plaintiffs claimed that T&N should pay for their exposures to J-M products solely on the general theory that T&N conspired with J-M over many decades to “hide” the hazards of asbestos.

e.	Asbestos Property Damage Litigation.

T&N (including its U.K. unit companies, Roberts and TAF) was also named as a defendant in cases in which owners or operators of non-residential buildings (including commercial office buildings, government buildings, colleges and universities, hospitals, churches, and schools) sought to recover the costs associated with detecting, analyzing, repairing, and removing asbestos-containing products in their buildings. These claims primarily alleged property damage arising from the installation in the subject buildings of Limpet for fireproofing, thermal insulation or acoustical correction purposes, although a few such claims were based instead upon the Keasbey, fiber supply and conspiracy theories discussed above. The claims primarily took one of three forms: (a) class actions, (b) large state-wide, county-wide or city-wide cases seeking damages for all public buildings in a particular governmental unit or (c) cases brought by individual plaintiffs seeking a specified amount for one or more privately-owned buildings.

T&N was served with its first property damage case in October 1982, and a total of 146 such cases were brought against it in the United States. Of these cases, 106 were dismissed (without T&N paying anything to claimants), 36 were settled—some as consolidations or joint settlements—for a total of just over $25 million, or about 0.2% of the amount paid by the Debtors in the personal injury litigation, two (involving the Chase Manhattan and Prudential buildings discussed above) were won at trial by T&N, and two were pending as of the Petition Date (one of which was filed in August 2001, shortly before the Debtors’ Chapter 11 filing). T&N had also been named in eight property damage cases in British Columbia, Canada; all of these cases were filed between March 1990 and November 1991 and all were settled in 1995.

Roughly 95% of the property damage cases had been commenced by June 1991, and all but one by 1995. The property damage litigation against T&N had effectively run its course by the mid 1990s, largely because most building owners had already brought their lawsuits, and because statutes of limitations or repose in most jurisdictions bar most if not all claims for damages resulting from the presence of asbestos-containing products in buildings that have not yet been asserted. The Debtors have thus asserted that there are relatively few entities remaining with viable asbestos property damage claims against T&N.

As is true with personal injury cases based upon allegations of exposure to Limpet, T&N historically asserted product identification defenses in the property damage litigation based on the limited use of the product in the United States. In analyzing product identification issues in these cases, T&N made use of its own historical records, laboratory analyses of bulk samples of in-place products, and visual and tactile analyses of such products by a former employee of Roberts who was familiar with Limpet from his technical and development work at the company.

3.	Number of Pending Cases Against T&N.

Set forth below is a chart showing the number of personal injury claims pending against T&N by disease as of the Petition Date.

	Number of Pending Claims as of 10/1/01
Disease	U.S.	U.K.
Mesothelioma	1,978	164
Lung Cancer	2,670	14
Other Cancer	921	2
Asbestosis/Pleural Disease	77,206	383
Unknown	31,688	78

Total:	114,443	641

C.	GHI

1.	History of GHI.

GHI (f/k/a Flexitallic, Inc.) was formerly a wholly-owned indirect subsidiary of T&N and, as a result of Federal-Mogul’s purchase of T&N, is now a wholly-owned indirect subsidiary of Federal-Mogul. After its assets were sold by T&N to certain subsidiaries of Dan=Loc Corporation and certain of its subsidiaries (now known as The Flexitallic Group, Inc.) (“Dan=Loc”) in April 1997, GHI essentially became a shell that does not have any operations. In terms of sheer number of claims, GHI represents the largest portion of Debtors’ collective asbestos-related liabilities due to the frequent identification of its product.

GHI began business in Camden, New Jersey in 1912. The company was founded by Henry and Elise Bohmer and run by the Bohmers until its sale in 1959 to a group led by its former accountant, Joseph Bradway. The Bradway group incorporated GHI in Connecticut as Flexitallic Gasket Co., Inc. in 1963, and sold 100% of GHI’s stock to T&N in June 1970. (T&N re-incorporated GHI in Delaware as Flexitallic, Inc. in 1986.) GHI expanded its operations to Deer Park, Texas in 1971 through the purchase of Anderson Gasket & Washer Co. and to Harbor City, California in 1975 through the purchase of Gasketfab, Inc. GHI, however, sold the Harbor City plant and operations to a company unrelated to Dan=Loc in 1987. T&N sold GHI’s assets to Dan=Loc in April 1997, which continued to use the Flexitallic trade name, trademarks and trade dress after the transaction. As discussed in detail below in Section IV.I.1, as part of the transaction, GHI agreed to indemnify Dan=Loc for asbestos-related claims arising from products it had sold before the purchase date. The Plan Proponents have reached a resolution of Dan=Loc’s claims against the Debtors, as described in Section V.X.

2.	Bases for GHI’s Asbestos Liability.

The asbestos personal injury claims against GHI concern a single product, the spiral wound industrial gasket, which was invented by Mr. Bohmer in 1912. The gasket, which was manufactured exclusively by GHI until the 1940s, was used in the effective sealing of joints, and was made by spirally winding alternating strips of metal and asbestos paper tape to create an inner ring, which was placed inside an outer metal ring.

This design and construction allowed for a more effective seal in a variety of applications, such as extreme vacuum conditions, excessive pressures and very high and low temperatures. Asbestos was used as the filler material because it has excellent resistance to alkaline solutions and gases and a very high melting point. GHI was technologically unable to develop acceptable non-asbestos filler materials for use in the full range of applications of its gaskets until the early 1980s. (After 1971 GHI also fabricated and sold limited quantities of jacketed gaskets, which were constructed of a heat-resistant filler material that contained either an asbestos or non-asbestos component either partially or totally encapsulated in metal, and non-metallic gaskets, which were pre-cut from a rubberized sheet of asbestos or non-asbestos material.)

GHI’s asbestos-containing gasket was primarily metal and was available in a wide range of sizes and a number of different shapes. The asbestos paper tape was latex-impregnated so that the asbestos was in an encapsulated form. The tape was almost always comprised of a mixture of Canadian chrysotile asbestos (90%) and a combination of rubber or latex-based binders (10%), and was always supplied by one of three outside suppliers with no corporate relationship to GHI or T&N. From 1945 until September 1976, gaskets with paper tape containing crocidolite asbestos (93%) and a rubber binder (7%) were made pursuant to special order only upon customer request; such gaskets were designed for use in pipe systems carrying mineral acids at temperatures of 1,000º F or higher.

GHI never used raw asbestos fiber in the manufacture of its gaskets. It discontinued the use of asbestos in gaskets manufactured in the U.S. for U.S. sale and distribution in April 1992. Although GHI’s gaskets were always exempt from OSHA warning label requirements, GHI began placing warning labels on its gaskets upon customer request beginning around 1982 and affixed warning labels to all of its gaskets by January 1986.

The first asbestos personal injury lawsuit against GHI was filed in January 1976. As of the Petition Date, approximately 158,000 such lawsuits were pending in the U.S. The theory of liability in each case was consistent: plaintiffs alleged that they were exposed to asbestos when they or their co-workers removed old GHI gaskets from pipe flanges. This potential exposure allegedly arose from either the removal of the gasket itself from the flange or from the process of scraping the flange with a wire brush (or similar tool) to remove bits of the old gasket before the installation of a new one.

GHI’s highly recognizable name in the industry largely contributed to its identification by almost all plaintiffs who worked with or around gaskets.

3.	Number of Pending Cases Against GHI.

Set forth below is a chart showing the number of personal injury claims pending against GHI by disease as of the Petition Date.

Disease	Number of Pending Claims as of 10/1/01
Mesothelioma	2,933
Lung Cancer	4,219
Other Cancer	845
Asbestosis/Pleural Disease	64,055
Unknown	86,130
Total:	158,182

D.	Ferodo

1.	History of Ferodo.

Ferodo was a wholly-owned indirect subsidiary of T&N and is thus now a wholly-owned indirect subsidiary of Federal-Mogul. Ferodo was established as Nuturn Corp., a Delaware corporation, in June 1977 when T&N created it to acquire the friction materials and brake operations of Maremont Corp. (now a subsidiary of ArvinMeritor, Inc.) and the “Grizzly” and “Leland” trade names. (T&N owned 80% of Nuturn’s stock until 1982, when it acquired the remaining 20%.) In 1979 Nuturn purchased the “Worldbestos” trademark from Lear Siegler, Inc. (now a subsidiary of Forstmann Little & Co.), under which it marketed brake blocks and linings. In January 1991, Nuturn changed its name to Ferodo America, Inc. Prior to its acquisition by Federal-Mogul, Ferodo was headquartered in Smithville, Tennessee. In October 2000, Ferodo sold all of its assets and liabilities (except for its asbestos-related liabilities and corresponding insurance assets) to F-M Products. After that transaction, Ferodo essentially became a shell that does not have any operations.

2.	Bases for Ferodo’s Asbestos Liability.

The asbestos personal injury claims against Ferodo concerned asbestos-containing disc pads, clutch facings, heavy-duty brake linings, and drum brake linings. Asbestos was used in these applications because of its unique fire and heat-resistant properties and its light weight. Ferodo’s products were distributed by Sears, J.C. Penney, Target, Firestone, and Meineke under the Ferodo trade names “Grizzly,” “Worldbestos” and “Leland,” each of which was highly recognizable in the industry. Ferodo used chrysotile asbestos in the manufacture of disc pads, clutch facings, heavy-duty brake linings, and drum brake linings. Ferodo removed asbestos as a component of some of these product lines by the mid-1980s and of others by the late 1990s. (Ferodo never purchased amosite or crocidolite asbestos.) All Ferodo asbestos-containing products were always marketed with an OSHA-prescribed warning label.

Pursuant to the agreements by which Ferodo acquired certain of the assets of Maremont and Lear Siegler, both of those companies agreed to indemnify Ferodo for, among other things, asbestos personal injury claims relating to products manufactured before the dates of the respective purchase agreements. Thus, as long as Maremont and Lear Siegler continue to honor their respective indemnity obligations, Ferodo will not have to pay claims associated with any asbestos-containing friction products manufactured before June 1977 and for Worldbestos products manufactured before 1979.

The first asbestos personal injury lawsuit against Ferodo was filed in November 1979. As of the Petition Date, approximately 41,000 such lawsuits were pending in the U.S. Almost every Ferodo case with demonstrated product identification involved former brake mechanics who claimed to have contracted asbestos-related diseases from exposure to Ferodo products during the installation and replacement of asbestos-containing brake systems.

3.	Number of Pending Cases Against Ferodo.

Set forth below is a chart showing the number of personal injury claims pending against Ferodo by disease as of the Petition Date.

Disease	Number of Pending Claims as of 10/1/01
Mesothelioma	225
Lung Cancer	247
Other Cancer	41
Asbestosis/Pleural Disease	3,434
Unknown	37,150
Total:	41,097

E.	F-M Products

1.	History of F-M Products.

F-M Products is a Missouri corporation and a wholly-owned subsidiary of Federal-Mogul that traces its history to 1922 with the formation of Wagner Electric Corp. (“WE1”), a manufacturer of various items, including automotive and industrial friction products and hardware. In May 1967, the assets were acquired by Studebaker Corp. (“Studebaker”) and transferred to a new subsidiary named Wagner Electric Corporation (“WE2”). In November 1967, Studebaker combined with Worthington Corporation to form Studebaker-Worthington, Inc.

In October 1979 McGraw Edison Co. (“McGraw”) acquired all of the stock of WE1 and its subsidiaries, including WE2. In January 1981 McGraw completed a reorganization that left WE2 as a direct subsidiary of Edison International, Inc. (“Edison”). WE1 was liquidated by McGraw into Edison and the WE1 automotive brake assets and business were transferred from WE1 to Edison. Edison thus opened for business as the Wagner Division of McGraw. WE1’s industrial brake assets and business were combined with other McGraw product lines (including electrical switches) and were collectively referred to as the Controls Division of McGraw.

In May 1985 Cooper Industries, Inc. (“Cooper”) acquired 100% of McGraw’s stock in a cash tender transaction. As part of the acquisition, the assets and liabilities of the Controls Division of McGraw, including the former Wagner industrial brake assets, were placed in a new subsidiary corporation, Cooper Controls, Inc., and the assets and liabilities of the Wagner Division of McGraw, including the former Wagner automotive brake line, were placed in WE2. In 1986 Cooper sold 100% of the stock of Cooper Controls, Inc. to MagneTek, Inc., which agreed to indemnify Cooper against all non-automotive Wagner brake claims. WE2, however, remained a subsidiary of Cooper.

In 1997 Cooper merged WE2 into Moog, another of its subsidiaries that manufactured and sold automotive suspension and brake hardware and components for both original equipment manufacturers and the aftermarket. Federal-Mogul purchased 100% of Moog’s stock from Cooper in October 1998 and re-named the company F-M Products. (Potential contractual indemnification claims and disputes associated with this transaction are discussed below in Section IV.I.2.)

2.	Bases for F-M Products’s Asbestos Liability.

Like Ferodo, the asbestos personal injury claims against F-M Products concerned various asbestos-containing friction products. Almost all of these claims, however, with a single exception discussed below, concerned Wagner’s role in the assembly (rather than the manufacture) of asbestos-containing brake products. Asbestos was used in these applications because of its unique fire and heat-resistant properties and its light weight.

Wagner sold brake assemblies (including backing plates and other connected apparatus) to over 75 original equipment manufacturers until 1982, including Volvo, NAPCO, Mack Truck, International Harvester, General Motors, Ford, Dodge, Clark Equipment, Chrysler Canada, American Motors Corporation, and Disneyland. Wagner friction products were distributed and sold nationwide under the brand names Comax, Wagner Comax, Wagner Lockheed, Wagner Lockheed Comax, Wagner, and Chatham. In addition, Wagner also sold brake block lining from approximately 1940 to 1968.

Wagner brake products sold as replacement or aftermarket equipment consisted of a brake lining attached to a shoe or disc pad. In that regard, the manufacturing process involved Wagner first stamping out metal parts and then welding them together to create the “core” of a drum brake shoe. Wagner then riveted or bonded brake lining manufactured and supplied by others to the brake shoe and ground the lining after attachment to make the middle of the material thicker than the ends. The final step in the process was for Wagner to place the shoe onto a backing plate, where other accessories were added before the complete brake assembly was shipped out for sale. The brake lining-which was the only component in the process to ever contain asbestos-came to Wagner from unrelated suppliers in preformed strips, segments or blocks.

Wagner purchased friction material containing, among other components, chrysotile asbestos modified by a bonding agent, coating or binder or other materials and assembled this material with other, non-asbestos-containing components into brake shoes, disc pad assemblies and clutch facings. It always obtained its friction materials from other manufacturers (including Ferodo), which manufactured the materials according to performance standards specified by Wagner. By 1976, Wagner commenced the placement of warning labels on its asbestos-containing brake products.

Wagner only manufactured asbestos-containing brake products during a 12-month period from February 1984 to January 1985, when it was owned by McGraw. These activities concerned the “Guardian” product line, which involved Wagner in the mixing and baking of asbestos brake linings. Since January 1985, the Guardian lining has been asbestos-free. The Debtors are unaware of any cases that arose from exposure to a Guardian brake manufactured by Wagner from February 1984 to January 1985.

The first asbestos personal injury lawsuit against Wagner was filed in 1979. As of the Petition Date, approximately 33,000 such lawsuits were pending in the U.S. These cases were typically brought by former automotive mechanics, garage and body shop employees who removed and replaced asbestos-containing automotive brake linings and systems. Like Ferodo, F-M Products’s defenses in the underlying asbestos personal injury litigation were largely premised on the theory that its products did not cause or contribute to the development of asbestos-related diseases.

3.	Number of Pending Cases Against F-M Products.

Set forth below is a chart showing the number of personal injury claims pending against F-M Products by disease as of the Petition Date.

Disease	Number of Pending Claims as of 10/1/01
Mesothelioma	293
Lung Cancer	1,003
Other Cancer	15
Asbestosis/Pleural Disease	3,143
Unknown	28,399
Total:	32,853

F.	Fel-Pro

1.	History of Fel-Pro.

Fel-Pro is a wholly-owned, indirect subsidiary of Federal-Mogul which was originally incorporated in Illinois in 1923 as Felt Products Manufacturing Company and which maintained its headquarters in Skokie, Illinois. In February 1998, Federal-Mogul acquired 100% of Fel-Pro’s stock. At the time of its acquisition, Fel-Pro’s primary product lines consisted of gaskets and diesel engine components. Afterwards, all of the assets and liabilities (except for asbestos-related liabilities) of Fel-Pro were transferred to Federal-Mogul, and Fel-Pro essentially became a shell that does not have any operations.

2.	Bases for Fel-Pro’s Asbestos Liability.

Fel-Pro manufactured and sold a full line of gaskets and gasket materials for use in conjunction with internal combustion engines (principally in automobiles, but also on ships) for 75 years. From the 1930s until the early 1990s, some, but not all, of these engine gaskets contained encapsulated asbestos, and were sold for distribution or re-distribution by other companies under their names. In general, the asbestos portion of these gaskets consisted of chrysotile asbestos bound together in a paper or sheet material and further encapsulated by Teflon, an epoxy-phenolic coating, rubber, metal, and/or some other material. Fel-Pro did not place warning labels on its engine gaskets, but did provide installation instructions to its customers.

The first asbestos personal injury lawsuit against Fel-Pro was filed in 1980. As of the Petition Date, approximately 34,000 such lawsuits were pending in the U.S., approximately 97% of which have concerned maritime exposures and were filed by a single plaintiffs’ firm. The theory of liability in these few cases was consistent, as plaintiffs generally alleged that they were exposed to asbestos when removing gaskets from engines for engine repairs.

Fel-Pro also manufactured or distributed packing materials that were primarily used as sealants in hostile industrial environments (such as petrochemical refineries and steel mills) for pumps, valves, expansion joints, or process equipment handling steam, hot gases, acids, or other strong corrosives. The company manufactured and distributed very limited quantities of these products from approximately the 1930s or 1940s to approximately 1971. Some of the packing materials that Fel-Pro manufactured or distributed contained chrysotile or crocidolite asbestos, which was encapsulated by metal or other materials. Fel-Pro has been unable to ascertain the exact chemical composition of or percentage of asbestos contained in these products, and possesses no documents or other information from which it can determine whether any warnings accompanied their respective sales. The company was historically named in very few cases alleging exposure to asbestos-containing packing materials and such cases have never been particularly active. Moreover, because of the early dates of manufacture of these products, many, if not most, of the people who were exposed to them have already passed through the tort system.

3.	Number of Pending Cases Against Fel-Pro.

Set forth below is a chart showing the number of personal injury claims pending against Fel-Pro by disease as of the Petition Date.

Disease	Number of Pending Claims as of 10/1/01
Mesothelioma	—
Lung Cancer	—
Other Cancer	—
Asbestosis/Pleural Disease	—
Unknown	33,625
Total:	33,625

G.	Vellumoid

1.	History of Federal-Mogul’s Vellumoid Business.

In addition to the above liabilities associated with various corporate acquisitions undertaken by Federal-Mogul in 1998, Federal-Mogul has its own independent asbestos liabilities in a small category of cases based upon the products of a former division of the company known as the Vellumoid Division. The Vellumoid business began as the Vellumoid Paper Co. in Worcester, Massachusetts in 1900, and originally involved the manufacture and sale of Vellumoid, a cured parchment material that was impregnated with a solution of animal glue and formaldehyde, which was marketed as a wrapping for food and then as a shoe cover and sock lining. In time, the company began making gaskets and gasket materials from Vellumoid, particularly for use in automobile and aircraft engines.

Vellumoid was privately owned until December 1959, when it was purchased by Dewey & Almy Chemical Co., a subsidiary of W.R. Grace & Co. (“Grace”). Federal-Mogul bought the Vellumoid assets and business from Grace in September 1965 and operated the business as its Vellumoid Division. Pursuant to the asset purchase agreement, Federal-Mogul was to be liable for Vellumoid products manufactured after the transaction date, and Grace was to be liable for all products manufactured before that date. Federal-Mogul sold the Vellumoid assets and business to a group of private investors known as the Parseghian Group (who organized a new North Carolina corporation, Vellumoid, Inc.) in February 1981.

2.	Bases for Federal-Mogul’s Asbestos Liability.

From the 1920s or 1930s until 1988, Vellumoid manufactured a single asbestos-containing product, a pre-cut automotive gasket that was sold under the name “Velbestos.” Velbestos gaskets were used to seal metal joints in automobiles to prevent leakage of oil, water, gasoline, and other fluids. The gaskets were cut from a rubber-encapsulated asbestos-containing sheet material consisting of approximately 60% to 80% chrysotile asbestos, 20% to 40% rubber and a small percentage of other filler materials. Asbestos was used as the filler material because it has excellent resistance to alkaline solutions and gases and a very high melting point. Vellumoid did not manufacture the sheet material, but purchased it from outside suppliers according to specifications provided by Vellumoid. (The Debtors do not believe that Vellumoid placed warning labels on its engine gaskets.) Until approximately 1972, Vellumoid also occasionally re-sold compressed asbestos sheet material that it purchased from its own suppliers to other gasket fabricators, including Fel-Pro.

The first record of an asbestos personal injury lawsuit involving Velbestos was in 1985. As of the Petition Date, approximately 61,500 such lawsuits were pending in the U.S. The theory of liability in these cases was consistent; namely, plaintiffs alleged that they were exposed to asbestos when removing gaskets from engines for engine repairs, as it was sometimes necessary to scrape or cut the gaskets off with a chisel or similar tool when they would stick.

3.	Number of Pending Cases Against Federal-Mogul Involving Vellumoid.

Set forth below is a chart showing the number of personal injury claims pending against Federal-Mogul by disease as of the Petition Date.

Disease	Number of Pending Claims as of 10/1/01
Mesothelioma	—
Lung Cancer	—
Other Cancer	—
Asbestosis/Pleural Disease	—
Unknown	61,528
Total:	61,528

H.	Historical Asbestos Liabilities of Other U.K. Debtors with Material Assets and Third-Party Liabilities

This section describes the historical asbestos liabilities of and asbestos-related business (if any) conducted by those U.K. Debtors other than T&N Limited that do not meet the definition of Small Company. Small Company means a U.K. Debtor with assets having a value, as set forth in Exhibit L to the Disclosure Statement, of less than £1,000,000 or liabilities to unaffiliated creditors (excluding holders of Asbestos Personal Injury Claims other than those that have been asserted in lawsuits filed in the United Kingdom on or before the date the Plan was filed with the Bankruptcy Court) having a value of less than £1,000,000.

1.	Federal-Mogul Bradford Limited

Bradford was acquired by T&N in December 1986 as part of the AE Group. Bradford currently manufactures automotive piston products at its factory in Bradford, England, and has closed factories it previously operated in Sunderland, Birmingham and Wellworthy, England. Bradford has never, to the Debtors’ knowledge, manufactured, sold or distributed asbestos or asbestos-containing products.

There have been a total of twelve (12) asbestos-related claims asserted against Bradford. Each is an employer’s liability claim brought against Bradford between 1991 and 2003 relating to alleged exposure to asbestos at the Sunderland and Bradford factories resulting from work with the buildings’ wall fabric, piping or furnaces. Several of the claims are covered in whole or in part by insurance and have been settled. The aggregate liability for such claims has been approximately £55,000.

2.	Federal-Mogul Camshaft Castings Limited

FMCC was acquired by T&N in December 1986 as part of the AE Group, and is presently dormant. To date, FMCC has received only one (1) asbestos related claim, which is an employer’s liability claim asserted in the United Kingdom. The claim, received in 2001, alleges exposure to asbestos resulting from work with the furnace at FMCC’s factory. No medical evidence was ever provided and the claim has been referred to FMCC’s insurance providers.

FMCC has never, to the Debtors’ knowledge, manufactured, sold or distributed asbestos or asbestos-containing products.

3.	Federal-Mogul Engineering Limited

Engineering was acquired by T&N in December 1986 as part of the AE Group. Engineering historically was involved in the manufacturing of bearings, oil conditioning systems, special bearings products and special friction products and had factories in a number of locations including Ilminster, Manchester, and Alperton, England as well as Glasgow and Kilmarnock, Scotland. The last of these businesses was shut down by the Debtors in December 2001, and Engineering is now a dormant company.

To the Debtors’ knowledge, Engineering never manufactured asbestos-containing products, however, it is possible that some asbestos-containing materials were used in a discreet aspect of the manufacturing process with minimal employee exposure.

Engineering’s asbestos claims history consists of four (4) asbestos-related claims received between 1993 and 2000. Each of these claims were asserted as employer’s liability claims; however, none of these claims were pursued and have all been abandoned to the Debtors’ knowledge.

4.	Federal-Mogul Friction Products Limited

FMFP was incorporated by T&N on January 10, 1948. FMFP manufactured friction products at its factories at Chapel-en-le-Frith in Derbyshire, England and at Caernarfon, Wales for worldwide supply to the industrial and commercial sector. Asbestos was used as a constituent ingredient of the friction products manufactured by FMFP. Because of its worldwide distribution of products containing asbestos, it is possible that the asbestos liability of FMFP could be substantial. Asbestos was also processed in the forms of raw asbestos fiber at the factory at Chapel-en-le-Frith and asbestos-based jointing material at the factory at Caernarfon.

FMFP’s asbestos claims history consists of seventy-nine (79) asbestos-related claims, each of which have been asserted as employer’s liability claims. These claims have been asserted in a total amount of £1,257,315.

5.	Federal-Mogul Sealing Systems (Rochdale) Limited

T&N indirectly acquired FMSS-Rochdale in 1961 through its acquisition of British Industrial Plastics Limited. FMSS-Rochdale manufactured sealing materials from a factory in Rochdale, England and supplied those products worldwide to the industrial sector. Because of its worldwide distribution of products containing asbestos, it is possible that the asbestos liability of FMSS-Rochdale could be substantial. Chrysotile asbestos was used as a constituent ingredient of the manufactured products. FMSS-Rochdale stopped using asbestos in 1995/1996.

There have been no known asbestos-related claims asserted against FMSS-Rochdale.

6.	Federal-Mogul Sealing Systems (Slough) Limited

T&N acquired FMSS-Slough in 1966. FMSS-Slough manufactures automotive gaskets at its factory in Slough, for worldwide supply to the industrial sector. Because of its worldwide distribution of products containing asbestos, it is possible that the asbestos liability of FMSS-Slough could be substantial. Chrysotile asbestos, in the form of asbestos-based jointing material, was used as a constituent ingredient of the products manufactured by FMSS-Slough. FMSS-Slough stopped using asbestos in 1997.

FMSS-Slough’s asbestos claims history consists of five (5) asbestos-related claims, each of which have been asserted as employer’s liability claims. These claims have been asserted in a total amount of £97,000.

7.	TBA Industrial Products Limited

TBA-IP was incorporated by T&N on April 19, 1920. Throughout its history, TBA-IP manufactured a diverse range of asbestos products at its factories near Wigan, England and in Rochdale, England for worldwide supply to the industrial sector. Because of its worldwide distribution of products containing asbestos, it is possible that the asbestos liability of TBA-IP could be substantial. Both amphiboles and chrysotile asbestos, in the form of raw asbestos fiber, were used as a constituent ingredient of the manufactured products at both of those factories. TBA-IP stopped using the amphiboles in 1971 and stopped using asbestos in general in 1997. TBA-IP sold its real property in Rochdale, England in early 2004 is now an inactive holding company.

The asbestos claims history of TBA-IP consists of the following asbestos-related claims: (a) 183 employer’s liability claims in a total amount of £2,613,793; (b) 31 third-party personal injury claims (i.e., non-employee) in a total amount of £608,359; and (c) three (3) product liability claims in a total amount of £9,000.

I.	Potential Indemnification and Other Indirect Claims and Disputes.

In addition to the direct asbestos-related liabilities and insurance coverage disputes involving T&N, GHI, Ferodo, F-M Products, Fel-Pro, and Vellumoid, and described above in Sections IV.B through IV.G, respectively, some of the Debtors are or may also be parties to disputes with other corporations involving alleged entitlement to indemnification for certain asbestos-related claims, liabilities or expenses. In that regard, three of Federal-Mogul’s corporate acquisitions may give rise to potentially significant contractual indemnification claims or disputes. These claims are distinguished from the numerous tort-based, common law indemnity and contribution cross-claims and third-party claims that have been routinely filed against the Debtors in the underlying asbestos litigation since the 1970s.

Under the Plan, the indemnification obligations discussed in this section are classified as Indirect Asbestos Personal Injury Claims. Accordingly, such obligations shall be channeled to the Trust, and liquidated and Allowed in accordance with the Asbestos Personal Injury Trust Distribution Procedures.

1.	Dan=Loc.

As noted above in Section IV.C.1, Dan=Loc’s claims against the Debtors arise from its April 1997 purchase of substantially all of GHI’s assets and business. One of the acquisition documents in the Dan=Loc transaction is an April 1997 Deed of Special Indemnity between T&N and GHI (and several of their subsidiary or affiliated entities) and Dan=Loc (and several of its subsidiary or affiliated entities) (the “SIA”). (T&N also guaranteed the performance of GHI’s obligations under the SIA in a separate contemporaneous agreement.) The SIA concerns, inter alia, the post-April 1997 sale handling of asbestos personal injury claims brought against Dan=Loc arising from the pre-April 1997 sale products and actions of GHI. T&N and the other Debtors have not performed any indemnity obligations that might arise under the SIA and other related documents since the Petition Date. To the extent that the SIA and other related documents constitute executory contracts, the Debtors intend to include such contracts in the list of executory contracts being rejected pursuant to the Plan.

The SIA is deemed binding upon and enforceable against GHI’s “successors or permitted direct or collateral assigns.” GHI was permitted to assign its rights and liabilities under the SIA to any of its corporate “affiliates” without Dan=Loc’s prior written consent as long as that entity agreed to assign the SIA back to GHI if that entity ever ceased to be affiliated with GHI. After Federal-Mogul’s acquisition of T&N, Federal-Mogul decided to perform GHI’s obligations under the SIA, although GHI never formally assigned its rights and obligations under the SIA to Federal-Mogul.

The SIA contains an express indemnity provision which requires GHI to indemnify and hold Dan=Loc harmless with respect to all actual liabilities, obligations, defense costs, and related costs and expenses arising from any asbestos-related claim relating to the use or sale of GHI’s spiral wound gasket before April 11, 1997. The indemnity obligation expires on April 11, 2024.

As a practical matter, almost every (if not, in fact, every) tender of defense that Dan=Loc made to GHI, T&N or Federal-Mogul under the SIA was accepted because Dan=Loc did not manufacture asbestos-containing products at any time with the GHI assets that it purchased, and it was usually fairly obvious from the complaints that a plaintiff intended to pursue GHI rather than Dan=Loc. Federal-Mogul has no record of any specific formal claims disputes with Dan=Loc in this regard. The Debtors believe that, after the Petition Date, Dan=Loc responded to complaints served on it by writing to each of the plaintiffs’ firms advising them that GHI has no corporate relationship to it and does not maintain offices or conduct operations at the address where the complaints were served. The Debtors have been advised by Dan=Loc that, as of August 31, 2002, Dan=Loc has incurred approximately $350,000 in defense and other costs in connection with such claims after the Petition Date. Dan=Loc filed three (3) proofs of claim in the Reorganization Cases in unliquidated amounts.

2.	Cooper and Pneumo Abex.

As noted in Section IV(E)(1), in October 1998 Federal-Mogul purchased 100% of the stock of Moog, successor-by-merger to Wagner, from Moog’s corporate parent, Cooper. Federal-Mogul renamed the company Federal-Mogul Products, Inc. Four years before Federal-Mogul acquired Moog, in 1994, Wagner had acquired certain assets from Pneumo Abex Corp., the successor to Abex Corp., relating to the Abex land vehicle friction products business. In connection with the 1994 asset purchase transaction, Wagner agreed to indemnify Pneumo Abex on an after-insurance basis from certain asbestos-related claims against Pneumo Abex relating to the assets Wagner purchased from Abex. In 1996, Cooper, Wagner’s parent, merged Wagner into Moog. F-M Products (as the successor to Moog) inherited this contractual indemnity obligation in favor of Pneumo Abex when Federal-Mogul purchased Moog from Cooper in 1998. During the period between Federal-Mogul’s acquisition of Moog in 1998 and the Petition Date, F-M Products performed its indemnity obligations in favor of Pneumo Abex by defending Pneumo Abex against asbestos-related personal injury claims. As of the Petition Date, there were approximately 65,695 asbestos personal injury claims pending against Pneumo Abex. Following the Petition Date, F-M Products stopped performing its indemnity of Pneumo Abex. Accordingly, Pneumo Abex may assert claims against F-M Products in connection with F-M Products’ after-insurance indemnity.

In connection with the 1994 transaction, Cooper, Wagner’s corporate parent at the time, guaranteed Wagner’s performance of its contractual indemnity obligation to Pneumo Abex. Since the Petition Date, the Debtors understand that Cooper has been materially performing its obligations to guarantee F-M Products’s indemnity obligations by indemnifying Pneumo Abex on an after-insurance basis pursuant to the 1994 purchase agreements between Wagner and Pneumo Abex. Cooper claims that as part of Federal-Mogul’s 1998 acquisition of F-M Products’s stock, Federal-Mogul agreed to indemnify Cooper with respect to Cooper’s guaranty of F-M Products’s performance. Accordingly, Cooper may assert claims against the Debtors arising out of the 1994 and 1998 transaction agreements with respect to asbestos-related claims against Pneumo Abex. Cooper also contends that Federal-Mogul agreed to indemnify it against asbestos-related claims against Wagner and thus may assert claims against the Debtors with respect to those claims.

As noted above, Cooper contends that the October 1998 stock purchase agreement also imposed a contractual obligation on Federal-Mogul to indemnify Cooper for all asbestos personal injury actions involving Wagner automotive brake claims. Although all such claims against F-M Products remain subject to the automatic stay, Debtors believe that Cooper has been named as a defendant in a number of cases purporting to hold it liable as the legal successor in interest to Wagner. The

Debtors are unaware of what costs or liabilities, if any, Cooper may have incurred in connection with such claims after the Petition Date. Cooper filed proofs of claim in the Reorganization Cases against each of the U.S. Debtors in an unliquidated amount.

3.	Cooper and MagneTek.

As noted in Section IV(E)(1) above, in October 1998 Federal-Mogul purchased 100% of the stock of Moog, successor-by-merger to Wagner, from Moog’s corporate parent, Cooper. Federal-Mogul renamed the company Federal-Mogul Products, Inc. In 1986, Cooper had sold all of the stock of one of its subsidiaries, Cooper Controls, to MagneTek, Inc. In 1996, a dispute arose over whether Cooper or MagneTek had agreed to indemnify each other for asbestos-related liabilities prior to the closing of the 1986 sale, and Cooper proceeded to file a lawsuit against MagneTek, Inc., MagneTek Controls, Inc. and MagneTek National Electrical Coil, Inc. (collectively, “MagneTek”).

In 1999, Cooper, MagneTek and Federal-Mogul Products, Inc. appear to have resolved their dispute, and the parties accordingly dismissed the pending litigation on the grounds that they had reached a settlement. Nevertheless, it appears that no formal settlement agreement was ever executed between the parties, and MagneTek has subsequently refused to perform certain of its obligations under the terms of the settlement in principle.

Although the rights of the parties remain uncertain, it would appear that Federal-Mogul Products, Inc. may be responsible for indemnifying MagneTek for pending and future asbestos personal injury claims arising from exposure to Wagner industrial brakes, provided that these claims allege exposure in whole or in part prior to December 30, 1986. From October 1998 until the Petition Date, these claims were routinely paid by the insurers in accordance with the terms of the 1991 coverage agreement Cooper negotiated with the Wagner insurers described below in Section IV(J)(4)(d).

4.	McCord.

The Debtors also face potential asbestos liabilities arising from the products of McCord Gasket Co. (“McCord”). McCord was a manufacturer of automotive gaskets and other gasket products, and used asbestos in certain of these products until approximately 1984. In 1986, McCord was acquired by Ex-Cell-O Corp., which later sold the McCord assets and business to JP Industries, Inc. (“JPI”). In connection with this transaction, Ex-Cell-O retained all liabilities for asbestos personal injury claims arising out of exposure to asbestos-containing gaskets formerly manufactured by McCord. T&N acquired JPI in 1990, which continued to manufacture (non-asbestos) gaskets through a subsidiary company, McCord-Payen, Inc. Afterwards, Ex-Cell-O was acquired by Textron, which agreed to assume Ex-Cell-O’s asbestos-related indemnity obligations. Following Federal-Mogul’s acquisition of T&N in March 1998, McCord-Payen’s corporate name was changed to Federal-Mogul Sealing Systems, Inc. (“FMSS”), which was merged into Debtor FMPI in February 2001.

Federal-Mogul and FMSS were occasionally named as defendants in a small number of asbestos personal injury cases based upon plaintiffs’ alleged exposure to McCord gaskets. Following Federal-Mogul’s acquisition of T&N, the defense of such cases was routinely tendered to Textron, which has historically honored its indemnity obligations. Federal-Mogul and FMPI may, however, be asked to pay certain claims arising out of exposure to McCord gaskets to the extent that Textron does not do so in the future.

5.	O-I.

In June 1999, O-I, a co-defendant in the U.S. asbestos litigation and a company unrelated to either Federal-Mogul or T&N, sued T&N in federal court in Texas for over $1.6 billion in damages arising out of all of O-I’s historical expenditures to defend and resolve asbestos cases since the 1970s. O-I alleged that T&N conspired over more than three decades with Cape Asbestos Co. Ltd., now known as Cape PLC (a U.K. asbestos company not affiliated with the Debtors) and J-M in the sale of asbestos fiber, and that to further the conspiracy, all three companies hid the hazards of asbestos to asbestos product end-users. O-I further alleged that if it knew what T&N knew of the hazards to end-users, it would never have gone into the asbestos insulation product business (which it started experimentally in 1943 and continued commercially from 1948 to 1958). T&N disputed O-I’s allegations and asserted numerous defenses.

In May 2000, the complaint was amended to add Federal-Mogul as a defendant. The amended complaint alleged that various intra-company transactions immediately following Federal-Mogul’s acquisition of T&N in March 1998 constituted a fraudulent conveyance of T&N’s assets designed to defraud O-I and others by insulating T&N’s assets against asbestos-related liabilities. Federal-Mogul disputed each of these allegations.

The parties settled O-I’s claim in December 2000 for $10 million. Pursuant to the settlement agreement, half of the settlement proceeds were due to be paid to O-I by October 2001 and the balance by October 2002. Neither settlement payment was made. O-I therefore asserts a claim against the Debtors for the unpaid settlement proceeds. According to the Debtors’ records, O-I filed a total of forty-six (46) proofs of claim in the Reorganization Cases, one against each of the U.S. Debtors in an unliquidated amount and one against each of the U.S. Debtors in an amount of $10 million. In addition, O-I has asserted claims against T&N and 13 of its U.K. subsidiaries in the U.K. administration proceedings in the amount of $10 million, although the Administrators have previously advised the Debtors that they consider that such claims are not validly asserted against any of the U.K. Debtors other than T&N Limited. A determination as to the validity of the O-I claim against T&N Limited has not yet been reached.

6.	Iron Trades/Chester Street Claims

There are claims amounting to approximately £4.5 million arising from a dispute with Iron Trades Insurance Company Limited (“Iron Trades”) under a Shipyard Agreement entered into in November 1997 by T&N and certain of its subsidiaries with Iron Trades and two associated companies (the “Shipyard Agreement”). Pursuant to the Shipyard Agreement, T&N was to contribute to claims for contribution made by Iron Trades arising from certain asbestos-related personal injury claims made by former employees, their dependants or personal representatives against their employers. Disputes have arisen between T&N and Iron Trades as to Iron Trades’ companies within the terms of the Shipyard Agreement. As a result, T&N has refused to pay certain claims made by Iron Trades. In addition, one of Iron Trades’ associated companies, Chester Street Insurance Holdings Limited, went into provisional liquidation in 2001, leading to certain additional disputes between the parties. T&N has received no claims from Iron Trades since the Petition Date.

7.	Claims from Government Entities outside the United States

a.	The Policyholders Protection Board and the Financial Services Compensation Scheme

In the U.K., two governmental entities, the Policyholders Protection Board (“PBB”) and the Financial Services Compensation Scheme (“FSCS”) may pay compensation to policyholders and others who had been or may be prejudiced in consequence of the inability of insurance companies carrying on business in the U.K. to meet their liabilities under policies issued, subject to certain criteria being satisfied. Both the PBB and the FSCS may, as a condition of the payment of compensation, require the policyholder (or any other person to whom the compensation is paid) to assign its rights to the insurance claim to the PBB or the FSCS respectively. Employees of the certain of the U.K. Debtors, together with certain non-Debtor employers and employees, may have assigned certain rights against insolvent employers liability insurers and contribution rights against certain U.K. Debtors to the PBB or the FSCS, which may therefore have a potential claim for contribution against one or more of such U.K. Debtors. No such claims had been made by the PBB or the FSCS as of July 2003, however.

b.	The Compensation Recovery Unit (“CRU”)

The CRU is a governmental entity in the U.K. When a compensation payment (such as a payment from an employer or insurance company, for example) is made to an individual who has previously received certain statutory benefits under U.K. law as a result of an accident, injury or disease suffered by the individual being compensated, the compensator is required to repay to the CRU those benefits which have been paid to the individual concerned during the relevant period (subject to certain rights of set-off). The liability of the compensator to make a payment to the CRU is separate from, and in addition to, the liability of the compensator to the individual concerned. The CRU requires payment in full of the recoverable benefits regardless of any settlement reached between the compensator and the individual who suffered the accident, injury or disease in question. As at September 30, 2001, T&N had made 366 payments to the CRU, totalling £2,262,465, since 1996. The CRU might assert claims against the U.K. Debtors and/or the Hercules Insurers.

J.	Insurance Coverage.

1.	T&N.

a.	Comprehensive General Liability Coverage.

T&N purchased liability insurance to protect itself from liability to third parties injured by its activities, including, but not limited to the manufacture, sale, fabrication, removal, or handling of asbestos-containing products. Liability policies such as those purchased by T&N generally provide two types of limits of liability. The first type, the “per occurrence” limit, generally limits the amount the insurer will pay in connection with a single “occurrence” to which the limit applies, as the term “occurrence” is defined in the policy. The second type, the “aggregate” limit, generally limits the total amount the insurer will pay in connection with all occurrences covered by the policy for bodily injury to which the aggregate limit applies.

In the context of asbestos bodily injury, the policies purchased by T&N generally provide coverage for two fundamental types of claims. The first type consists of claims in which the alleged exposure to asbestos is within the “products hazard” or the “completed operations hazard” as those terms are defined in the policies. Such claims, referred to herein as “products” claims, include claims in which the alleged exposure to asbestos-containing products sold by T&N occurred after T&N relinquished control of the products. Coverage for products claims generally is subject to a specified annual aggregate limit of liability under policies such as those purchased by T&N.

The second type of claims involves exposure not within the scope of the policies’ products hazard or completed operations hazard. Such claims, referred to herein as “non-products” claims, include claims involving alleged exposure to asbestos-containing products while such products were being installed, removed or otherwise handled by T&N. Coverage for non-products claims is not subject to aggregate limits of liability in most primary policies, including those purchased by T&N. With respect to the excess policies generally, in some cases coverage for non-products claims is not subject to an aggregate limit of liability; in other cases such coverage is subject to the same aggregate limit of liability as products claims, or a separate aggregate limit of liability. These policies were primarily written by Certain Underwriters at Lloyd’s, London and Certain London Market Insurers. However, because of T&N’s significant involvement in asbestos-related bodily injury litigation, the aggregate limits of the policies available to pay for asbestos related bodily injury claims either have been exhausted through billings and payments or were released by T&N as a result of settlements of disputes with its insurers. Moreover, the per occurrence limits of the policies available to pay for non-products asbestos related bodily injury claims also have been released as a result of the same settlements.

b.	The Hercules Policy.

In 1996, T&N purchased an Asbestos Liability Policy known as the Hercules Policy. The Hercules Policy is underwritten by T&N’s captive insurance company, Curzon Insurance, Ltd. (“Curzon”), and reinsured by three European reinsurance companies, Münchener Rückversicherungs-Gesellschaft AG (“Munich Re”), European International Reinsurance Co. Ltd., a subsidiary of Swiss Reinsurance Co. (“Swiss Re”), and Centre Reinsurance International Co., a subsidiary of the Zurich Financial Services Group (“Centre Re”) (collectively, the “Reinsurers”). The Hercules Policy obligates the insurer to indemnify T&N for any and all Ultimate Net Loss in excess of the retained limit, without time limitation, for claims made or brought on or after July 1, 1996 that relate to exposure of asbestos, asbestos products, asbestos dust, or asbestos fibers that were mined, manufactured, sold, installed or distributed prior to July 1, 1996. The Policy covers T&N as well as the T&N subsidiaries and subsidiary undertakings existing on July 1, 1996. The Hercules Policy has an aggregate limit of £500 million ($895 million) with a retained limit of £690 million ($1.235 billion). U.S. dollars are converted to BPS at the rate of one BPS to $1.79. The Debtors believe that, as of December 31, 2001, the Ultimate Net Loss was approximately £366,896,601, with £111,849,228 of this loss incurred in calendar year 2001. The Debtors also believe that Ultimate Net Loss is currently over £387,000,000. These amounts, however, are subject to challenge by the Reinsurers.

Swiss Re’s liability as a Reinsurer of the Hercules Policy has been the subject of a settlement between, among others, Swiss Re and Curzon, as described in Section (c)(2) below.

c.	Coverage Disputes Regarding the Hercules Policy.

(1)	Centre Re/Munich Re Litigation

This litigation was commenced by Centre Re and Munich Re against T&N and Curzon on December 13, 2002 in the Chancery Division of the High Court of Justice in London, England. Centre Re and Munich Re are two of the three reinsurers of the Hercules Policy issued by Curzon to T&N, discussed in detail in Section IV.J.1.b, above.

Through this litigation, Centre Re and Munich Re seek certain declarations from the English court that (i) Curzon’s rights under the Hercules Policy were transferred to Centre Re and Munich Re pursuant to a reinsurance agreement dated as of December 30, 1996 (the “Reinsurance Agreement”), (ii) an Insolvency Event (as defined in the Reinsurance Agreement) has occurred with respect to T&N Limited, (iii) an assignment of rights under the Hercules Policy to the Trust (discussed in Section VII.A, below) is invalid without the consent of the Reinsurers, and (iv) that Centre Re and Munich Re have full authority over the administration, defense and disposition (including settlement) of all asbestos claims under the Reinsurance Agreement. In addition, the Reinsurers sought to commence two sets of proceedings against T&N. They sought permission to join T&N to the proceedings against Curzon, and also sought permission to commence separate proceedings against T&N in order to seek certain directions in T&N’s administration proceedings. The Reinsurers also applied to consolidate both sets of proceedings. All of these proceedings have been adjourned; however, T&N’s Administrators subsequently issued their own applications for preliminary determinations of certain legal issues that arise under the Hercules Policy.

Curzon and T&N believe that the provision in the Hercules Policy that provides that the claims handling rights under the policy are transferred by T&N to Curzon (who has then transferred them by contract to Centre Re and Munich Re) on the occurrence of an Insolvency Event is not enforceable under the provisions of S1(3) of the Third Parties (Rights Against Insurers) Act 1930. That statute renders unenforceable contractual provisions that seek to affect adversely the rights of a policyholder or beneficiary to whom the rights under the policy are transferred in the event of an insured’s insolvency. If the provision is unenforceable, and hence the claims handling rights have not been transferred to Curzon and Centre Re/Munich Re, T&N also seeks a determination whether the costs of claims handling should be paid on a current basis or afforded the status of a claim of administration in T&N’s administration proceedings. If the provision is enforceable, T&N and Curzon seek as part of this litigation the English court’s determination as to whether Centre Re and Munich Re must satisfy all claims handling costs following the transfer of the claims handling rights, even where the claims are within the retained limit applicable to the Hercules Policy of £690 million.

On February 12, 2004, the English Court rendered a judgment on these issues, among others. On the first issue, the English Court held that the claims handling rights had been transferred. On the second issue, the English Court held that the claims handling rights did not rank as an administration expense. On the third issue, the English Court held that the Reinsurers could be obliged, in the proper exercise of claims handling, to incur expenses, but only on the basis that they formed part of the ultimate net loss under the Hercules Policy.

On May 7, 2004, Curzon & T&N filed an appeal of the English Court’s decision. Centre Re and Munich Re had until June 4, 2004 to file their own appeal.

(2)	Swiss Re Litigation and Settlement Thereof

On November 22, 2001, Swiss Re commenced proceedings in the High Court of Justice in London against Curzon by which it sought, among other things, a declaration from the court that it was entitled to avoid its obligations under the Reinsurance Agreement. In essence, Swiss Re contended that either T&N Limited or Curzon failed to provide it with certain information prior to its reinsuring of the Hercules Policy, and that such information may have impacted its decision to reinsure a share of the policy. On December 3, 2002, Curzon commenced related litigation in the High Court of Justice against Sedgwick Limited, Sedgwick OS Limited, Sedgwick UK Risk Services Limited, and Marsh USA Inc. (collectively, “Sedgwick”) alleging breaches of duties allegedly owed by those parties to Curzon under common law and contract. Sedgwick acted as the placing broker for the reinsurance of the Hercules Policy.

In the event Swiss Re were successful in its efforts to avoid its obligations under the Reinsurance Agreement, it could potentially have avoided its responsibility for one-third of the amount reinsured, or approximately £166.67 million. Munich Re and Centre Re, who were not parties to the litigation commenced by Swiss Re, would have remained liable for their respective one-third shares of the reinsurance obligations.

In January 2004, while the trial of this action was proceeding, the parties to this litigation reached a settlement of the claims asserted by Swiss Re against Curzon, on the one hand, and by Curzon against Sedgwick on the other hand. Pursuant to the agreements embodying such settlements, Swiss Re accepted liability for 65.5% of its one-third share of the aggregate limit of the Hercules Policy under the Reinsurance Agreement, or approximately £109.17 million. In addition, Sedgwick accepted liability for up to 17.25% of Swiss Re’s one-third share of the aggregate limit of the Hercules Policy under the Reinsurance Agreement, or approximately £28.75 million. By a related agreement, T&N agreed to indemnify Curzon for sums paid under the Hercules Policy for which Curzon is liable to T&N, up to a total of £28.75 million, effectively reducing Curzon’s liability under the Hercules Policy to the amount that it will be reimbursed by the Reinsurers.

The settlement agreements embodying the above-referenced terms are being held in escrow pending approval of the Bankruptcy Court and the Administrators of T&N Limited. On March 1, 2004, the Debtors filed a motion seeking approval of those portions of the settlement agreements that affect the Debtors. In addition, the settlement agreement between T&N, Curzon and Federal-Mogul is conditioned upon formal approval of the agreement being given by the creditors of T&N by way of the Scheme of Arrangement sanctioned by the U.K. Court and/or by a Voluntary Arrangement. An informal objection to that motion has been submitted that is in the process of being addressed by the Debtors.

d.	Property Damage Coverage.

T&N has $21 million in available insurance coverage for future property damage claims (subject to the Debtors’ obligation to pay approximately $4.59 to $5.09 million in liability before the $21 million is triggered). This coverage consists entirely of the remaining proceeds from two 1989 settlement agreements arising from the resolution of an action between T&N and certain of its primary, umbrella and excess carriers captioned T&N plc v. Canadian Universal Ins. Co., No. 87 Civ. 1027 (TPG) (S.D.N.Y.) (the “Canadian Universal Litigation”). The Canadian Universal Litigation involved two primary policies issued by Canadian Universal Insurance Co. Ltd. (“Canadian Universal”), two primary and two umbrella policies issued by First State Insurance Co. (“First State”), an umbrella policy issued by New England Reinsurance Corp. (“New England”), and three excess policies issued by Lexington Insurance Co. (“Lexington”), covering an aggregate of $79 million in indemnity (and, under the primary policies, defense costs paid in addition to the limits of liability). T&N brought the Canadian Universal Litigation in March 1986 in federal court in Washington, D.C., seeking reimbursement for the costs of settlement and defense of dozens of then-pending and resolved property damage cases, as well as a declaratory judgment that the above carriers were obligated to defend and indemnify it in the remainder of the property damage litigation. The Canadian Universal Litigation was transferred to federal court in New York City in January 1987 upon the carriers’ motion.

T&N reached settlements of the Canadian Universal Litigation with Canadian Universal, First State and New England in the middle of trial in January 1989 and with Lexington in April 1989. The result of these settlements was a recovery of: (i) $5 million in defense costs and approximately $3 million in indemnity provided by Canadian Universal and First State; (ii) an additional $13.5 million in defense and indemnity provided by First State and New England; and (iii) $21 million in indemnity provided by Lexington, which Lexington is obligated to pay after T&N and/or the underlying insurers (i.e., Canadian Universal, First State, and New England) pay a combined total of $30 million in indemnity. The settlements provide that upon payment of the aforesaid liability payments by the Debtors, the proceeds are available on a “pay to be paid” basis.

As of the Petition Date, Canadian Universal, First State and New England had satisfied their obligations, and T&N must make additional indemnity payments of approximately $4.59 to $5.09 million remaining before Lexington’s obligations are triggered.

e.	Employers Liability Insurance.

T&N also purchased employers’ liability insurance that may provide coverage for asbestos-related bodily injury claims asserted in the United Kingdom of certain employees or former employees of T&N and its subsidiaries. In May 2002, the Administrators of certain of the U.K. Debtors brought proceedings in the High Court of Justice in London on behalf of T&N Limited against two of T&N’s Employers’ Liability insurers, Royal & Sun Alliance and the Lloyd’s Brian Smith Syndicate. In summary, the Administrators sought a judgment respecting the validity of T&N’s Employers’ Liability insurance. The insurers sought to avoid their obligations under the employers’ liability insurance on the basis of alleged misrepresentations by T&N at the time the insurance was procured.

The Administrators sought to have the matter heard on an expedited basis, based on both the need to resolve the issues presented for the sake of asbestos victims and the importance to the U.K. Debtors’ administration proceedings of whether T&N’s Employers’ Liability Insurance was valid. The High Court accepted the need to expedite the litigation and established a schedule whereby two trials would be held respecting this litigation: an initial trial focusing on issues of law, followed by a subsequent trial addressing issues of fact. The first trial, focusing on the legal issues, began in January 2003 and concluded on February 19, 2003. On May 9, 2003, a judgment was delivered in this first trial in favor of the Administrators on all issues decided. The matter is now proceeding to the second trial, which is scheduled for later in 2004.

The insurers were given permission to appeal the decisions made by the High Court on May 9, 2003. That appeal is scheduled to be heard in mid-May 2004. An earlier hearing date was adjourned to permit settlement negotiations between the parties, which are ongoing as of the date of this Disclosure Statement.

2.	GHI.

a.	The Hercules Policy.

As a T&N subsidiary as of the inception date of the Hercules Policy, GHI is covered under the Hercules Policy, discussed above in Section IV.J.1.b.

b.	GHI’s Comprehensive General Liability Coverage.

GHI was covered under most of the general liability policies issued to T&N, but, as discussed above, the aggregate limits of those policies have been exhausted or settled. In addition, like T&N, GHI also purchased insurance coverage to protect itself from liability claims by third parties injured by activities. However, that insurance has been exhausted as a result of asbestos-related claims asserted against GHI.

3.	Ferodo.

a.	The Hercules Policy.

As a T&N subsidiary as of the inception date of the Hercules Policy, Ferodo is covered under the Hercules Policy, discussed above in Section IV.J.1.b.

b.	Ferodo’s Comprehensive General Liability Coverage.

With one significant exception discussed below, Ferodo’s non-Hercules insurance coverage has either been completely exhausted or is unavailable.

Ferodo’s own primary coverage consisted of the following:

(1) a $1 million policy issued by Canadian Universal;

(2) a $1 million policy issued by Central National Insurance Co. of Omaha (“Central National”);

(3) two $1.1 million policies issued by National Union Fire Insurance Co. of Pittsburgh, Inc. (“National Union”), a subsidiary of AIG;

(4) a $1 million policy issued by Royal Globe Insurance Co. (now a subsidiary of Royal & Sun Alliance Insurance Group plc) (“Royal Globe”); and

(5) a $500,000 policy issued by Stonewall Surplus Lines Insurance Co., now known as American Dynasty Surplus Lines Insurance Co. (“Stonewall”), a subsidiary of Great American Insurance Co.

The Canadian Universal and Royal Globe policies have been exhausted and there are no excess policies overlying this coverage. The Central National, National Union and Stonewall policies have never been triggered, as each contains a

$100,000 per claim self-insured retention. No liability judgments had ever been entered against Ferodo in the underlying litigation, and none of its individual case settlements even approached $100,000.

Ferodo is also an additional named insured on three $5 million primary policies issued to Maremont by Continental Casualty Company, now a subsidiary of CNA Insurance Cos. (“CNA”). The scope and extent of this coverage was the subject of multiple lawsuits and ADR proceedings between or among Ferodo, Maremont and CNA in the 1990s, and was resolved by three January 1999 settlement agreements between Ferodo and Maremont, Ferodo and CNA, and Maremont and CNA, respectively.

In brief, the settlements provide that Ferodo and Maremont share the $15 million in aggregate CNA primary coverage on a “first-come, first-served” basis. To date, approximately $7.2 million of the coverage has been exhausted (roughly $3 million by Ferodo and roughly $4.2 million by Maremont). Both Ferodo and Maremont have outstanding invoices to CNA of approximately $2.1 million and $3.3 million, respectively, but CNA has refused to make any further payments to either company until “after it has received joint instructions that have been approved by the bankruptcy court.” Ferodo and Maremont are currently negotiating as to an acceptable allocation of the remaining CNA coverage.

Ferodo is also an additional named insured on two $5 million excess policies purchased by Maremont from First State, which directly overlie two of the three shared CNA primary policies. The Debtors believe that the First State policies have not yet been triggered by either Ferodo or Maremont, as the relevant primary coverage has not yet been exhausted.

4 .	F-M Products.

a.	Primary Coverage.

As described Section IV.E above, F-M Products, formerly known as Moog Automotive Products, Inc., is the successor-by-merger to Wagner. From January 1, 1944, to January 1, 1968, Wagner purchased general liability policies from American Mutual Liability Insurance Company, which is insolvent. Wagner’s solvent primary coverage begins in 1968 and continues until 1986, from which point the primary policies contain broad asbestos exclusions. These policies are subject to aggregate limits for the products hazard ranging from $100,000 to $6 million. The majority of these policies pay defense costs in addition to the limits of liability. In addition, the policies are subject to per-occurrence deductibles ranging from $250.00 to $200,000. Primary coverage limits are approximately $47.6 million, $27 million of which are self-insured retention.

b.	Umbrella and Excess Coverage.

Wagner’s umbrella coverage begins in 1968 and continues until 1986, at which point all of the excess policies are subject to broad asbestos exclusions. These policies are subject to aggregate limits ranging from $400,000 to $20 million. Wagner’s excess coverage begins in 1968 and continues until 1986, when its excess coverage is subject to asbestos exclusions. Wagner has approximately $2 billion in excess coverage that is not subject to asbestos exclusions. Insolvent insurers provide approximately $147.5 million of that coverage.

c.	Insurance Coverage Disputes.

On December 7, 2001, Dresser Industries, Inc. (“Dresser”), filed an adversary proceeding against F-M Products and a number of insurers seeking a declaration of (i) the extent to which certain insurance policies issued to Studebaker-Worthington, Inc., and McGraw-Edison Co., constitute property of F-M Products’s estate; (ii) the extent to which the insurance policies constitute the independent property of Dresser, and (iii) the corresponding rights of Dresser and F-M Products to coverage under the insurance policies for pending and future claims alleging bodily injury or death from alleged exposure to asbestos or asbestos-containing materials. Worthington Corporation, which was purchased by Dresser in 1985, and Wagner, which was purchased by Federal-Mogul in 1998, are former subsidiaries of Studebaker-Worthington, Inc., and McGraw-Edison Co. F-M Products filed an answer, cross-claim, and counter-claim, seeking a declaration of (i) the nature and extent of the coverage provided under the insurance policies, including, without limitation, the limits of liability available under the insurance policies; and (ii) the nature and extent of the respective rights and obligations of F-M Products and Dresser in the insurance policies. The Dresser adversary proceeding, which has been divided into different phases by the Court, remains in a preliminary stage.

The first phase of discovery, which covers corporate successorship issues, was completed for summary judgment purposes at the end of April 2003. F-M Products filed a motion for partial summary judgment on May 12, 2003, asserting that F-M Products is the corporate successor to Wagner. The Dresser entities filed a similar motion. The insurers disputed those assertions and requested additional discovery to oppose the Dresser motions. The insurers filed their response and cross-motions for summary judgment on the same issues on December 22, 2003. F-M Products and Dresser filed reply briefs in support of their partial summary judgment motions and oppositions to the insurers’ cross-motions on March 26, 2004. The insurers also filed separate summary judgment motions challenging whether Wagner or the Dresser entities were ever included as insureds under the shared policies. F-M Products and the Dresser entities filed a motion to strike those motions on February 23, 2004. The second phase of the matter will include substantive insurance coverage issues, such as how the policies are triggered and how liability under the policies should be allocated among the defendant-insurers. Phase two will also address which state’s law should apply to the insurance coverage issues in dispute. The court has not yet established a briefing schedule for phase two summary judgment motions. Accordingly, these disputes remain unresolved.

In addition to the matters ongoing in the adversary proceeding between Dresser and F-M Products, Dresser commenced its own pre-packaged chapter 11 proceeding in the United States Bankruptcy Court for the Western District of Pennsylvania on December 16, 2003. In that bankruptcy proceeding, Dresser has acknowledged the ongoing dispute between itself and F-M Products concerning the parties’ respective rights to access the insurance described above. The effect, if any, of Dresser’s chapter 11 proceedings on F-M Products is uncertain.

d.	Settlement Agreements.

In 1991 Cooper (on behalf of Wagner) entered into an “Agreement Concerning Asbestos-Related Bodily Injury Claims and Suits” (the “1991 Insurance Agreement”) with certain of Studebaker’s primary carriers—Continental Insurance Co. (“Continental”) (now a subsidiary of CNA), Harbor Insurance Co. (“Harbor”), now a subsidiary of Greenwich Insurance Co. (“Greenwich”), AIG’s National Union subsidiary (“National Union”), Lumbermens Mutual Casualty Co. (also known as The Kemper Insurance Cos.), and Certain London Underwriters. The 1991 Insurance Agreement relates to asbestos-related claims that contain allegations of exposure to Wagner products manufactured, sold or distributed before 1980.

Pursuant to the 1991 Insurance Agreement, each carrier pays a different percentage, depending upon whether a claim alleges exposure during the carrier’s policy periods and the number of policy years within the exposure period. The individual percentages collectively add up to 55% of F-M Products’s expenditures on both defense and indemnity costs. (The percentage shares also reflect the theoretical alternative possibility that the Missouri Insurance Guaranty Fund might pay American Mutual’s “share” of a claim if the claimant’s exposure period is limited to 1946-1968; practically speaking, however, this is unlikely.) The Harbor and National Union policies have since been exhausted, and F-M Products contends that the 1991 Insurance Agreement obligates the remaining carriers to pay 55% of Greenwich’s and AIG’s respective shares of the defense and indemnity costs, subject to F-M Products’s good faith efforts to recover those funds from the relevant excess carriers.

There was also a subsequent agreement with Stonewall that recovers an additional 14% of F-M Products’s indemnity expenses for pre-1975 exposures to Wagner products and 7% if the first exposure is during that year. Thus, F-M Products’s total effective insurance recovery is up to 55% of defense costs and up to 69% (depending on year of first exposure) of indemnity payments.

5.	Felt-Products Manufacturing Company.

a.	Introduction.

Like the other entities, Felt-Products Manufacturing Company (“Fel-Pro”), also purchased insurance to protect itself from liability to third parties injured by its activities, including, but not limited to the manufacture, sale, fabrication, removal, or handling of asbestos-containing friction products, beginning in 1961. Like the policies issued to T&N, these policies also provide coverage for products claims that is subject to aggregate limits, and for non-products claims that generally is subject only to per occurrence limits. Such policies obligate the insurers to pay amounts that Fel-Pro becomes liable to pay in connection with, among other things, claims alleging bodily injury. Generally, such policies also obligate the insurers to pay defense costs in connection with claims against Fel-Pro, either in addition to any otherwise applicable limits of liability of the policies, as in the case of primary and some excess policies, or subject to such limits of liability. Fel-Pro’s activities related to asbestos involved only the sale of asbestos-containing products, and it is likely that only the limits under the products hazard of the policies are implicated by Fel-Pro’s asbestos claims.

b.	Primary Coverage.

Fel-Pro’s primary coverage begins in 1961 and continues until January 31, 1991, when broad asbestos exclusions appear in all of the policies. Fel-Pro’s primary policies from 1961 until 1965 contain exclusions for the products/completed operations hazard. The aggregate limits of these policies range between $300,000 and $1 million, and the policies pay defense costs in addition to the limits of liability until 1985, at which point they pay defense costs within the limits of liability. Beginning in 1985, these policies contain per occurrence deductibles, starting at $5,000 and increasing to $250,000. These per occurrence deductibles also contain stop-loss provisions, ranging from $100,000 to $1 million. The primary carriers provide a total of approximately $17.5 million in products coverage that is not subject to products/completed operations or asbestos exclusions.

c.	Umbrella and Excess Coverage.

Fel-Pro began acquiring excess coverage in 1970. Asbestos-related exclusions begin appearing in Fel-Pro’s excess coverage in 1985, with one second-layer excess policy issued by Integrity. All of Fel-Pro’s excess coverage contains broad asbestos-related exclusions beginning in 1986. Fel-Pro has approximately $350 million in excess coverage that is not subject to asbestos-related exclusions.

d.	Settlement Agreements.

On March 1, 1996, Fel-Pro entered into an agreement with its primary insurers entitled: “Interim Defense and Cost Sharing Agreement”. This agreement is a coverage-in-place agreement under which the carriers agreed to pay 100% of Fel-Pro’s defense and liability costs, based on the following percentages: Aetna 46.91%, Wausau 33.22%, Commercial Union 7.82%, and Continental 12.05%. This agreement covers all asbestos-related bodily injury claims, regardless of exposure date, as long as the product was manufactured, distributed, or sold prior to February 1991. The agreement has a three-year period from its March 1, 1996 effective date. It also is renewed automatically every year on the anniversary date for an additional one-year period. Any party may withdraw from the agreement upon 90 days written notice to all other parties. In the event the agreement is terminated each party has the same rights regarding asbestos-related bodily injury claims as the party had prior to the execution of the agreement. If any party withdraws from the agreement the remaining parties agree to discuss executing a new interim agreement. The agreement is still in effect.

6.	Federal-Mogul.

a.	Introduction.

Federal-Mogul began purchasing liability insurance to protect itself from liability to third parties injured by its activities, including, but not limited to the manufacture, sale, fabrication, removal, or handling of asbestos-containing products. However, because Federal-Mogul’s activities did not involve the use of asbestos or asbestos-containing products until approximately 1963, none of Federal-Mogul’s insurance prior to that time can be accessed to pay for asbestos-related claims asserted against Federal-Mogul because of Federal-Mogul’s activities. Like the policies issued to T&N, these policies also provide coverage for products claims that is subject to aggregate limits, and for non-products claims that generally is subject only to per occurrence limits. Such policies obligate the insurers to pay amounts that Federal-Mogul becomes liable to pay in connection with, among other things, claims alleging bodily injury. Generally, such policies also obligate the insurers to pay defense costs in connection with claims against Federal-Mogul, either in addition to any otherwise applicable limits of liability of the policies, as in the case of primary and some excess policies, or subject to such limits of liability. This section refers only to policies issued to Federal-Mogul prior to 1986, at which point the Federal-Mogul insurance coverage contains broad exclusions for claims of bodily injury or property damage resulting from asbestos.

Because Federal-Mogul’s activities related to asbestos likely involved only the sale of asbestos-containing products, it is likely that only the limits under the products hazard of the policies are implicated by Federal-Mogul’s asbestos claims.

b.	Primary Coverage.

Federal-Mogul’s primary coverage begins in 1962, and continues until 1986, from which point the primary policies contain broad asbestos exclusions. These policies are subject to aggregate limits for the products hazard ranging from $500,000 to $2 million. These policies pay defense costs in addition to the limits of liability. In addition, beginning in 1980, these policies are subject to per-occurrence deductibles ranging from $100,000 to $150,000. These deductibles are each subject to a stop-loss provision in the amount of $1 million per policy. The primary policies provide approximately $27.5 million in products coverage to Federal-Mogul.

c.	Umbrella and Excess Coverage.

Federal-Mogul’s umbrella coverage begins in 1962 and continues until 1986, at which the point all of the excess policies are subject to broad asbestos exclusions. These policies are subject to aggregate limits ranging from $1 million to $40 million. Federal-Mogul has approximately $394 million of coverage at the umbrella layer. Federal-Mogul’s excess coverage begins in 1962, and continues until 1986, when its excess coverage is subject to asbestos exclusions. Federal-Mogul has approximately $556 million in excess coverage that is not subject to asbestos exclusions. Approximately $2 million of this coverage is provided by insolvent insurers in the London Market.

V.

EVENTS DURING THE CHAPTER 11 CASES

A.	Joint Administration of the Debtors’ Reorganization Cases.

On October 1, 2001, the Debtors filed a motion seeking procedural consolidation of the Reorganization Cases for ease of administration. The Bankruptcy Court approved the motion on October 5, 2001.

B.	Approval of the Cross-Border Insolvency Protocol.

On October 1, 2001, the Debtors contemporaneously sought approval of the Cross-Border Insolvency Protocol (the “Protocol”) by motions filed with the Bankruptcy Court and with the High Court of Justice in London, England. The Protocol sets forth the terms on which the Debtors’ bankruptcy proceedings in the United States and the administration proceedings involving the U.K. Debtors are coordinated. In brief, the Protocol provides that the Administrators overseeing the administration proceedings involving the U.K. Debtors and the Debtors’ management will cooperate to the fullest extent allowed by their respective countries’ insolvency laws to develop a plan of reorganization for the Debtors’ businesses and manage the Debtors’ affairs during the pendency of the Debtors’ insolvency proceedings.

The Protocol was approved by the High Court of Justice in London, England on October 1, 2001. Additionally, the Protocol was approved on an interim basis by the Bankruptcy Court on October 4, 2001 and on a final basis on January 14, 2002. In April 2002, the Court of Session in Edinburgh, Scotland approved a supplemental Protocol in connection with the commencement of administration proceedings in that court by T&N Investments Limited.

C.	Other First-Day Relief.

On the Petition Date, the Debtors brought a number of motions seeking typical “first-day” relief in their Reorganization Cases. The purpose of such motions was to ensure that the Debtors were able to transition into the Chapter 11 process with as little disruption to their businesses as possible and enabling the Debtors’ businesses to function smoothly while the Chapter 11 process was pending.

In particular, the Debtors brought “first day” motions seeking authority to, among other relief, (i) pay prepetition wages and other benefits to their employees, (ii) honor prepetition warranty claims and continue customer accommodation programs, (iii) pay certain prepetition shipping and customs obligations, (iv) make payments to certain prepetition creditors that were vital to the Debtors’ uninterrupted operations, (v) continue use of their existing cash management system, bank accounts and business forms, (vi) make tax payments to federal, state and local taxing authorities on an uninterrupted basis and (vii) retain professionals to assist them in their Reorganization Cases. All of the Debtors’ first-day motions were ultimately granted.

D.	Approval of the Debtor-in-Possession Financing.

On October 1, 2001, the Debtors sought approval of the Bankruptcy Court for authority to enter into a $675 million debtor-in-possession financing facility with a syndicate of lenders led by The Chase Manhattan Bank (now JPMorgan Chase Bank). In addition, the Debtors sought Court authority to use cash generated in the ordinary course of their business, which constituted collateral securing the Debtors’ obligations under their prepetition secured credit facility as well as certain surety bond obligations, as well as authority to grant adequate protection to the lenders under their prepetition secured credit facilities. Such facility was approved by the Bankruptcy Court on an interim basis on October 4, 2001, and on a final basis over certain objections on November 21, 2001.

In addition, on October 4, 2001, the Bankruptcy Court granted the Debtors interim authority to make up to $150 million in loans (on terms otherwise consistent with the terms of the DIP Facility) to their foreign affiliates for the purpose of replacing loans to the Debtors’ foreign affiliates that did not file bankruptcy petitions in the event that the stand-alone financing facilities relied on by such affiliates were reduced or eliminated as a result of the Debtors’ commencement of insolvency proceedings. On November 21, 2001, the Bankruptcy Court granted final approval for the Debtors to make such loans in an amount up to $220 million, again on terms consisted with the terms of the DIP Facility.

On August 21, 2003, the Bankruptcy Court entered an order approving the amendment and restatement of the debtor-in-possession financing facility. The specifics of the debtor-in-possession financing, including the amendment and restatement thereof, are discussed in detail above in Section III(E)(1)(c).

E.	Appointment of the Official Committee of Unsecured Creditors.

On October 24, 2001, the Office of the United States Trustee appointed an Official Committee of Unsecured Creditors. Those parties originally comprising the Unsecured Creditors Committee were (i) R2 Investments, LLC, (ii) Aspen Advisors, LLC, (iii) Teachers Insurance and Annuity Association of America, (iv) U.S. Bank Trust National Association, as Indenture Trustee, (v) NTN Bearing Corporation of America, (vi) Cummins Inc. and (vii) Leggett & Platt Aluminum Group. On January 7, 2002, Gramercy Capital Advisors, LLC replaced R2 Investments, LLC as a member of the Unsecured Creditors Committee. In 2003, moreover, Teachers Insurance and Annuity Association of America resigned from the Unsecured Creditors Committee. The Unsecured Creditors Committee has retained counsel, financial advisors and other advisors to assist it in carrying out its duties in these Reorganization Cases. The Unsecured Creditors Committee’s lead counsel is Sonnenschein Nath & Rosenthal LLP and its Delaware counsel is The Bayard Firm.

F.	Appointment of the Official Committee of Asbestos Claimants.

On October 24, 2001, the Office of the United States Trustee appointed an Official Committee of Asbestos Claimants. Those parties originally comprising the Asbestos Claimants Committee were (i) Joseph Arnold, (ii) Clinton Dale Ferguson, (iii) Marie Del Mato, as the Executrix for the Estate for Vincent J. Del Mato, (iv) Dominick Bellissimo, (v) Richard Schupbach, (vi) Don & Marlene Henderson, (vii) Paul L. Overstreet, Jr. and (viii) Marcella Montagna, as personal representative of Joseph A. Montagna. On January 7, 2002, the Office of the United States Trustee appointed Colette Margaret Platt, Executrix of the Estate of Eric Edwin Davies, as a ninth member of the Asbestos Claimants Committee. The Asbestos Claimants Committee has retained counsel, financial advisors and other advisors to assist it in carrying out its duties in these Reorganization Cases. The Asbestos Claimants Committee’s lead counsel is Caplin & Drysdale, Chartered and its Delaware counsel is Campbell & Levine, LLC.

G.	Appointment of the Legal Representative for Future Claimants.

On December 20, 2001, the Debtors and the Asbestos Claimants Committee filed a joint motion seeking the appointment of a legal representative for future asbestos-related personal-injury claimants (the “Future Claimants Representative”), and recommending that Professor Eric D. Green serve in such capacity. On February 11, 2002, the Bankruptcy Court entered an order appointing Professor Green as the Future Claimants Representative, to act in such capacity as a representative in the Reorganization Cases for those persons that may not currently have an asbestos-related personal injury claim against the Debtors but might in the future have such a claim. The Future Claimants Representative has retained counsel, financial advisors and other advisors to assist him in carrying out his duties in these Reorganization Cases. The Future Claimants Representatives’ counsel is Young Conaway Stargatt & Taylor LLP.

H.	Appointment of the Official Committee of Equity Security Holders.

On June 12, 2002, the Office of the United States Trustee appointed an Official Committee of Equity Security Holders. The parties comprising the Equity Committee are (i) Dimensional Fund Advisors, (ii) Gabelli Asset Fund and (iii) John R. Russ. The Equity Committee has retained counsel and a financial advisor to assist it in carrying out its duties in these Reorganization Cases. The Equity Committee’s lead counsel is Bell, Boyd & Lloyd LLC and its Delaware counsel is Bifferato, Bifferato & Gentilotti.

I.	Appointment of the Official Committee of Asbestos Property Damage Claimants.

On December 21, 2001, certain holders of asbestos property damage claims filed a motion to appoint an official committee of asbestos property damage claimants. The Debtors and the Official Committee of Unsecured Creditors objected to the motion. Judge Newsome denied the motion without prejudice to the holders of asbestos property damage claims to seek the appointment of an official committee of asbestos property damage claimants after the expiration of the bar date for asbestos property damage claims. Thereafter, on October 28, 2003, the Office of the United States Trustee appointed an

Official Committee of Asbestos Property Damage Claimants (the “Asbestos PD Committee”). The parties comprising the Asbestos PD Committee are (i) Anderson Memorial Hospital, (ii) Jacksonville College, (iii) Moxie Real Estate, (iv) Richard Blyth and (v) The Hill School. The Asbestos PD Committee has retained the law firms of Bilzin Sumberg Baena Price & Axelrod and Ferry, Joseph and Pearce, P.A. as lead counsel and Delaware counsel, respectively. The Asbestos PD Committee is not a Plan Proponent, and recommends that asbestos property damage claimants vote against the Plan.

J.	Appointment of the Mediator.

On December 20, 2001, the Debtors and the Official Committee of Asbestos Claimants filed a joint motion seeking the appointment of Professor Francis McGovern as a mediator in these Reorganization Cases to facilitate the development of a consensual plan of reorganization. On January 7, 2002, the Official Committee of Unsecured Creditors filed a limited objection to the appointment of a mediator out of concern for the confidentiality of information provided to the mediator as part of the mediation process. In addition, on January 9, 2002, Anderson Memorial Hospital and City National Bank of Florida, as the purported holders of alleged asbestos-related property damage claims against the Debtors, objected to the appointment of Professor McGovern as mediator on the grounds of certain alleged conflicts. On February 13, 2002, the Bankruptcy Court entered an order approving Professor McGovern’s appointment as mediator in the Reorganization Cases, subject to certain modifications resolving the issues raised by the objectors.

K.	Administrative Matters in the Chapter 11 Cases.

1.	Exclusive Periods for the Debtors to Propose and Solicit Plan Acceptance.

The Debtors sought and obtained several extensions of the periods in which they had the exclusive right to propose and solicit acceptances of a Chapter 11 plan beyond the initial 120-day and 180-day exclusive periods for plan proposal and solicitation set forth in Section 1121 of the Bankruptcy Code. By order dated February 6, 2003, Judge Wolin extended the exclusive period in which the Debtors could propose a plan of reorganization through March 6, 2003, the date on which the original Plan was filed. The Bankruptcy Court additionally extended the period in which the Debtors had the exclusive right to solicit acceptances of a plan of reorganization through October 13, 2003. By order dated October 1, 2003, however, the Bankruptcy Court terminated the exclusive solicitation period. As a result, while the Debtors retain the ability to propose or solicit acceptances of a plan of reorganization as of the date of this Disclosure Statement, such right is no longer exclusive to the Debtors.

2.	Filing of Schedules of Assets and Liabilities and Statements of Financial Affairs.

On December 18, 19 and 20, 2001, each of the Debtors filed their schedules of assets and liabilities (as amended from time to time, the “Schedules”) and statements of financial affairs with the Bankruptcy Court. The Schedules provide detailed summaries of the real and personal property assets held by each of the Debtors, as well as a listing of the secured, unsecured priority, and unsecured non-priority claims pending against each of the Debtors from the period prior to the Petition Date, based upon the Debtors’ books and records. The statements of financial affairs provide additional information concerning the Debtors’ financial affairs during the period prior to the Petition Date, including payments made by each of the Debtors during the ninety (90) days prior to the Petition Date, environmental liabilities of each of the Debtors, the identities of the Debtors’ current and past directors and senior management, among other things.

3.	Establishment of De Minimis Transaction Procedures.

On November 26, 2001, the Debtors filed a motion with the Bankruptcy Court seeking to establish certain procedures for the sale of de minimis assets. That motion sought authority for the Debtors to implement a procedure to effectuate sales of assets with a transaction value of less than $5 million ($10 million in the case of assets sold by a Debtor to another affiliate of the Debtors). The Debtors’ purpose for seeking such authority was to minimize the cost and administrative burden to their estates of disposing of relatively low-value assets that no longer corresponded to the Debtors’ overall business plan or were otherwise no longer necessary to the Debtors’ business while ensuring that the principal parties-in-interest in the Reorganization Cases were apprised of such sales. The Debtors further wished to provide comfort to the other parties to any such sale transactions that the requisite Bankruptcy Court approval for such transactions had been obtained. Pursuant to the de minimis asset sale procedures, the Debtors agreed to provide notice of the sale of any de minimis assets in excess of $500,000 to the major constituencies in these Reorganization Cases. On February 12, 2002, the Bankruptcy Court entered an order approving the motion and establishing the procedure for de minimis asset sales.

In addition, on March 1, 2002, the Debtors filed a motion to expand the scope or nature of the type of transactions covered by the order approving the de minimis sale procedures to include any “uses” of estate assets within the meaning of Section 363(b) of the Bankruptcy Code, so long as the dollar amount of such transactions complied with the dollar limits contained in the de minimis sale procedures. Such “uses” included, as examples, the entry into of long-term leases and the settlement of litigation where a Debtor was a plaintiff. The Court entered an order approving the expansion of the de minimis sale procedures on March 26, 2002.

As of the date of this Disclosure Statement, the Debtors have utilized the procedures specified in the de minimis asset sale motion, as modified, to effect more than 20 transactions.

4.	Assumption/Rejection of Executory Contracts and Leases.

As of the date of this Disclosure Statement, the Debtors have filed a number of motions pursuant to Section 365(a) of the Bankruptcy Code seeking to reject certain executory contracts and/or unexpired leases of nonresidential real property, each of which has been approved by the Bankruptcy Court. Pursuant to these motions, the Debtors have obtained authority to reject approximately 135 executory contracts and unexpired leases.

In addition, on April 2, 2002, the Debtors filed with the Bankruptcy Court a motion seeking to enter into a new leasing arrangement with IBM respecting their personal computer equipment in North America and concurrently reject certain prepetition leasing agreements for similar computer equipment to which the Debtors were a party. One of the lessors whose lease was sought to be rejected, Computer Sales International (“CSI”), objected to the rejection of its lease on a number of grounds. By order entered May 29, 2002, the Bankruptcy Court approved the leasing arrangement between the Debtors and IBM and the rejection of the existing computer lease agreements, effectively overruling CSI’s objection. CSI subsequently appealed the order on the grounds that the Bankruptcy Court applied an incorrect standard in approving the Debtors’ rejection of its lease. On April 30, 2003, the District Court entered an order affirming the Bankruptcy Court’s order in all respects. See In re Federal-Mogul Global Inc., 293 B.R. 124 (D. Del. 2003).

The Debtors have further sought and obtained Bankruptcy Court approval for several extensions of the initial 60-day period in which they had to assume or reject unexpired leases of nonresidential real property. As of the date of this Disclosure Statement, the Debtors have a motion pending with the Bankruptcy Court to extend this period to August 1, 2004.

5.	Establishment of Bar Dates.

On May 7, 2002, the Debtors filed a motion with the Bankruptcy Court seeking the establishment of March 3, 2003 as the final date by which claimants could assert asbestos-related property damage claims against any of the Debtors relating to property located in the United States and Canada. In addition, the Debtors by such motion sought approval of a program of mailed and publication notice respecting such bar date and approval of a specialized proof of claim form to be used by any parties wishing to assert asbestos-related property damage claims. On June 13, 2002, after a hearing on the motion, the Bankruptcy Court entered an order establishing March 3, 2003 as the last date by which parties could assert asbestos-related property damage claims against any of the Debtors relating to property located in the United States and Canada.

The Debtors also filed a motion on August 7, 2002 seeking the establishment of March 3, 2003 as the last date by which claimants could assert any “General Claims” against the U.S. Debtors. General Claims are defined as any claims against the U.S. Debtors other than Asbestos Personal Injury Claims (save Indirect Asbestos Personal Injury Claims, which are included within the definition of General Claims) and Asbestos Property Damage Claims. The Debtors’ motion also sought to set bar dates for any claims resulting from (i) any future amendments that may be made to the Debtors’ schedules of assets and liabilities and/or (ii) any future rejections by the Debtors of executory contracts and unexpired leases. Finally, the Debtors sought approval of mailed and publication notice programs for the general bar date, as well as for a specialized proof of claim form on which parties could assert General Claims against the U.S. Debtors. On September 4, 2002, the Bankruptcy Court entered an order establishing March 3, 2003 as the final date by which General Claims could be timely asserted against the U.S. Debtors.

Detailed information concerning the claims filed against the U.S. Debtors may be found in Section V.R, below.

L.	U.K. Administration Proceedings.

1.	Appointment of the Administrators and Their Powers and Duties.

By Administration Orders dated October 1, 2001, the High Court of Justice in England appointed the Administrators to manage the affairs, business and property of the U.K. Debtors (other than T&N Investments Limited). The Administration Orders provide that the purposes of the administration are (i) the survival of the company and the whole or some part of its undertaking as a going concern (in the case of each U.K. Debtor that was not dormant as of the date of the Administration Order) and (ii) the approval of a voluntary arrangement with each U.K. Debtor’s creditors under Part I of the British Insolvency Act 1986 and/or (iii) the sanctioning of a compromise or arrangement between the company and its creditors, as provided in Section 425 of the British Companies Act 1985. In the case of Federal-Mogul Ignition (UK) Limited, the Administration Order was also made for the purpose of a more advantageous realization of the company’s assets than would be effected if the company were liquidated. On the date that the Administration Order was made in respect of each U.K. Debtor, the Court appointed partners in the U.K. firm of Kroll Buchler Phillips (now Kroll Limited) as Administrators of the U.K. Debtors. A listing of the Administrators of each of the U.K. Debtors is attached to this Disclosure Statement as Exhibit H. Each of the Administrators is a licensed insolvency practitioner under U.K. law.

An administrator of a company under U.K. law has wide executive powers to take all actions that may be necessary for the achievement of the purposes set forth in the Administration Order. In general, under U.K. law, while an Administration Order is in force, the powers of the Board of Directors to manage the company’s affairs are suspended and those powers are generally assumed by the Administrators. However, the Administrators have consented under the Protocol to the Boards of Directors retaining day-to-day control of the U.K. Debtors’ affairs. The Administrators additionally agreed under the Protocol to cooperate with the Debtors’ management to the fullest extent allowed by British insolvency law in order to develop a plan of reorganization for the businesses of the U.K. Debtors and to manage their affairs during the administration proceedings.

2.	T&N Investments Limited.

T&N Investments Limited is a Scottish rather than an English company. On April 6, 2002, an Administration Order was made by the Court of Session in Edinburgh, Scotland in respect of the company. The purposes of the administration are identical to those of the other U.K. Debtors, as described above. The names of the Administrators of T&N Investments Limited appear on Exhibit H to this Disclosure Statement.

3.	Retention and Compensation of Professionals by the Administrators.

a.	Retention of Legal Counsel and Other Professionals by the Administrators.

The Administrators have engaged professionals to assist in the administrations. In particular, the Administrators are utilizing personnel from the U.K. firm of Kroll Limited, in which each of the Administrators is a partner, and have instructed Denton Wilde Sapte as their English solicitors. Sidley Austin Brown & Wood may also accept instructions from the Administrators provided there is no disagreement between the Administrators and the Debtors with respect to the matter on which instructions may be given and accepted. In addition, various professionals have been retained by management of the U.K. Debtors to assist in the day-to-day business operations of the U.K. Debtors.

b.	Compensation of Professionals.

Under the terms of the Protocol, the advisers and professionals retained by the Administrators (save Sidley Austin Brown & Wood LLP, in the event they should be instructed by the Administrators) are subject to the sole and exclusive jurisdiction of the High Court or, in the case of T&N Investments Limited, the Court of Session in Scotland, in relation to their appointment, remuneration and expenses. Insofar as such advisers and professionals are required to assist in the administrations, they are not required to seek approval of their appointment or remuneration or expenses by the Bankruptcy Court, and their remuneration and expenses with respect to services provided to the U.K. Debtors in connection with such retention, are subject to review and approval by the Administrators and to the sole and exclusive jurisdiction of the High

Court or, in the case of T&N Investments Limited, the Court of Session in Scotland, pursuant to the provisions of British insolvency law.

Notwithstanding the foregoing, the United States Trustee and Debtors have the right under the Protocol (i) upon request, to review the invoices for remuneration and expenses submitted by the Administrators’ advisers and professionals in respect of services provided by them to the U.K. Debtors in the course of the Administrations and (ii) to be given notice of and, providing the High Court or, in the case of T&N Investments Limited, the Court of Session in Scotland, agrees, to be heard by that Court on any application for the approval for any such remuneration and expenses.

In addition, the Administrators have the right (i) upon request, to review the invoices for fees and expenses submitted by advisers and professionals retained by the U.K. Debtors in respect of cases under the Bankruptcy Code applicable to them; and (ii) to be given notice of, and providing the Bankruptcy Court agrees, to be heard by that Court on any application for the approval of fees and expenses in respect of cases under the Bankruptcy Code insofar as they relate to the U.K. Debtors.

4.	Financing Facilities for the U.K. Debtors during the Administrations.

On or about the Petition Date, Federal-Mogul Corporation advanced the sum of $15,000,000 to T&N Limited in order to fund the U.K. Debtors’ administration proceedings. This loan was made by way of payment into the Administrators’ client account. The cash flow generated by the businesses of the U.K. Debtors since the date of the Administration Order has made only limited further advances of financing with respect to the U.K. Debtors necessary.

5.	Meetings of Creditors Under the British Insolvency Act.

The Administrators were required under Section 23 of the British Insolvency Act 1986 to hold meetings of all creditors of the U.K. Debtors within three months of commencement of the administration proceedings for purposes of considering their proposals for achieving the purposes specified in the Administration Orders. These meetings were held in December 2001 and January 2002 for all of the U.K. Debtors save T&N Investments Limited, in which case the meeting was held on October 11, 2002.

At the meetings, the creditors adopted the following proposals and resolutions:

➢	That the Administrators continue to manage the business, assets and affairs of the applicable Debtors as they consider appropriate and to work with management towards the development of a plan of reorganization.

➢	That the Administrators should continue to do such other things and generally exercise all of their powers under the British Insolvency Act 1986 as they considered desirable or expedient in order to achieve the purposes of the Administration Orders for the applicable Debtors to protect the assets thereof, and to maximize the realization of their assets, subject to the terms of the Protocol.

➢	That the creditors should establish creditors’ committees in the administration proceedings (which are separate and distinct from those appointed in the U.S. in the Reorganization Cases) and that such committees should work with the Administrators to provide the creditors’ viewpoints as to the progress of the administration proceedings, meet regularly with the Administrators to receive reports and developments in the administration proceedings and assist the Administrators as appropriate with the development of the plan of reorganization.

➢	That the Administrators should identify, in consultation with the creditors’ committees, the most appropriate exit route from the administration, while giving due regard to the interests of any creditors which would be preferential in any subsequent compulsory liquidation, for discussion at future meetings to be convened for the purpose of considering detailed reconstruction proposals.

➢	In the absence of creditors’ committees being formed, the Administrators’ fees should be authorized on a time cost basis, by reference to the time properly given by the Administrators and their staff in attending to matters arising in the administration, in accordance with the provisions of Statement of Insolvency Practice 9 in the U.K.

6.	Creditors’ Committees Appointed in the Administrations.

Creditors’ committees have been established in the administrations of the U.K. Debtors listed on the attached Exhibit I. Also listed on Exhibit I are the names and company affiliations of each of the individual members of such committee. Creditors’ committees have been formed only for those U.K. Debtors with creditors willing to serve on such a committee.

7.	Claims Asserted Against the U.K. Debtors in the Administration Proceedings.

As of the Petition Date, the U.K. Debtors’ books and records reflected trade claims (“U.K. Trade Claims”) pending against them in the approximate aggregate amount of £23.7 million (approximately $42.42 million). Since the Petition Date, payments totaling £3.66 million have been made by the U.K. Debtors to certain critical trade creditors, and one Trade Claim in the amount of £2.37 million was recharacterized as an Administration Claim. The Administrators have carefully reviewed and approved such critical trade payments and the recharacterization of any such claims. The aggregate amount of U.K. Trade Claims has therefore been reduced to approximately £18 million to £20 million, which amount is subject to further review and revision by the Debtors and the Administrators. All of the U.K. Trade Claims are owed by 23 of the U.K. Debtors. No U.K. Trade Claim is pending against the remaining U.K. Debtors.

In addition, there exist other non-asbestos related liabilities against the U.K. Debtors that do not constitute Trade Claims (“U.K. Non-Trade Claims”). The U.K. Debtors do not believe that any of the U.K. Non-Trade Claims (other than Pension Claims) will result in a material liability for the U.K. Debtors. The U.K. Non-Trade Claims include, but are not limited to, the following:

•	Commercial Litigation: Prior to the Administration, the U.K. Debtors were defending a number of commercial litigation claims. In other instances, litigation claims have been threatened but no litigation has been commenced. As a result of the Administration Order, no litigation proceedings may be commenced or continued against the U.K. Debtors. The U.K. Debtors believe (and have been advised by the Administrators that they believe) that no single commercial litigation claim will result in a material liability or a settlement payment.

•	Non-Asbestos Personal Injury Claims: Prior to the Administration, the U.K. Debtors were defending a number of non-asbestos personal injury claims. In other instances, such claims have been threatened but no litigation has been commenced. Most of these claims related to injuries suffered by employees while at work. All of these litigation claims were initially stayed as a result of the Administration Orders. The vast majority of these claims are being handled (or will be handled) by the insurers for the U.K. Debtors. Where (a) the insurers have failed to settle a claim, (b) there is insurance available to cover the claim, and (c) the claimant has undertaken to enforce any judgment only against the insurer, the Administrators have often given consent for the litigation to proceed. To the extent not otherwise covered by applicable insurance, the U.K. Debtors believe (and have been advised by the Administrators that they believe) that no single non-asbestos personal injury litigation claim will result in liability or a settlement payment by the U.K. Debtors in excess of £100,000.

•	Corporation Tax: The Inland Revenue in the U.K. has asserted three (3) claims for corporation taxes purportedly owed by the U.K. Debtors, in the aggregate approximate amount of £2.1 million. The U.K. Debtors and the Administrators are in the process of reviewing such claims, but presently believe that U.K. Debtors may only be liable for approximately £85,000 of such amount. However, the Inland Revenue may submit claims in respect of other companies for other tax years that have not been finalized. Accordingly, the U.K. Debtors’ liability for corporation tax may be subject to increase.

•	Preferential Claims: Preferential claims in the U.K. are equivalent to priority claims under Section 507 of the Bankruptcy Code. The U.K. Debtors have been advised by the Administrators that the Administrators believe the U.K. Debtors may be liable to pay £4.1 million as a preferential claim to HM Customs & Excise representing value added tax owed by the U.K. Debtors. In addition, the U.K. Debtors may be liable to pay approximately £621,000 to the Inland Revenue with respect to certain income tax payments and National Insurance contributions.

•	Surety Claims: The Sureties hold Secured and Unsecured Claims against F-M UK Holding Limited and T&N Limited, respectively, arising under certain indemnity contracts and/or guarantees between such Debtors and the Sureties relating to the CCR Surety Bonds issued by the Sureties in favor of CCR. Further discussion of the CCR Surety Bonds can be found at Sections III.E and V.O of this Disclosure Statement.

•	Asbestos Property Damage Claims: Asbestos Property Damage Claims have been asserted against certain of the U.K. Debtors including, without limitation, T&N Limited. A general description of these claims is provided at Section V.R of this Disclosure Statement.

•

Environmental Claims: The Plan Proponents are not aware of any Environmental Claims that have been asserted against the U.K. Debtors. U.K. counsel for certain of the Plan Proponents and the Administrators, however, advise that such Claims may be asserted in the future against certain of the U.K. Debtors. The amount of any such Claims is unknown.

Certain of the U.K. Debtors have liabilities under or relating to one of two defined benefit plans for eligible employees maintained by such U.K. Debtors: the T&N Retirement Benefits Scheme (1989) and the Champion Pension Scheme. The treatment of pension claims against the U.K. Debtors is discussed in detail in Sections VI.C.4.i and VI.E.8.b of this Disclosure Statement. These liabilities are substantial.

Neither the Bankruptcy Court nor the Administrators have set a bar date for filing or asserting claims against the U.K. Debtors. Consequently, the U.K. Debtors do not know for certain and cannot estimate with precision the aggregate amount of claims that will ultimately be Allowed against the U.K. Debtors.

M.	Assignment of the Chapter 11 Cases to the Honorable Alfred M. Wolin.

1.	Order of Chief Judge Becker Assigning Cases to Judge Wolin.

On November 27, 2001, the Honorable Edward R. Becker, Chief Judge of the United States Court of Appeals for the Third Circuit, entered an order assigning the Debtors’ bankruptcy cases, together with four (4) other asbestos-related bankruptcy proceedings pending in the United States Bankruptcy Court for the District of Delaware, to the Honorable Alfred M. Wolin of the United States District Court for the District of New Jersey. Judge Becker stated in the order that the purpose for transferring the Debtors’ bankruptcy cases, as well as the other asbestos-related bankruptcy proceedings, was to further the development and implementation of a coordinated plan for managing those bankruptcy cases pending in Delaware that involved significant numbers of asbestos-related claims. Judge Becker’s order further contemplated that certain of the matters in the Debtors’ bankruptcy cases and those other cases assigned to Judge Wolin would then be reassigned to bankruptcy judges sitting in the District of Delaware for purposes of expedient administration.

On November 29, 2001, the Honorable Sue L. Robinson of the United States District Court for the District of Delaware entered a further order in the Debtors’ Chapter 11 Cases formally assigning the cases to Judge Wolin.

2.	Referral of the Debtors’ Cases to the Honorable Randall J. Newsome and Allocation of Responsibilities between Judges Wolin and Newsome.

On December 10, 2001, Judge Wolin entered an order in all five (5) of the asbestos-related bankruptcy proceedings assigned to him, assigning each of those cases to one of two bankruptcy judges sitting by designation in the District of Delaware. As a result of Judge Wolin’s order, the Debtors’ Chapter 11 Cases were assigned to the Honorable Randall J. Newsome.

This order additionally stated that Judge Wolin retained the authority, on the Court’s own motion or on the motion of a party, to withdraw the reference with respect to specific matters (such as issues common to each of the cases assigned to him), which would then be heard by Judge Wolin. Judge Wolin’s order further provided that withdrawal of the reference was specifically contemplated with respect to asbestos-related claims and issues that arose during the course of the Debtors’ bankruptcy cases and those other cases assigned to Judge Wolin. Judge Wolin has, in fact, withdrawn the reference with respect to certain matters in the Debtors’ Chapter 11 Cases, most prominently the adversary proceeding between certain of the Debtors (and a number of other parties) and the Center for Claims Resolution, discussed in Section V.O, below.

3.	Appointment of Court-Appointed Consultants and Special Masters.

On December 28, 2001, Judge Wolin entered an order in all five of the asbestos-related bankruptcy proceedings assigned to him appointing five Court Appointed Consultants to advise him with respect to the cases. Those Court Appointed Consultants were William A. Drier, David R. Gross, C. Judson Hamlin, John E. Keefe, and Francis E. McGovern. Judge Wolin’s order contemplated that these consultants would undertake a variety of duties that might be assigned to them by Judge Wolin in the cases, including mediation of disputes, holding case management conferences and consultation with counsel. In addition, Judge Wolin’s order provided that he might appoint any of the Court Appointed Consultants to act as a special master with respect to any disputed matter in the cases and make a report and recommendation to Judge Wolin as to the disposition of the matter.

4.	Recusal Motions Involving Judge Wolin In Other Asbestos-Related Chapter 11 Cases.

On October 10, 2003, two creditors of Owens Corning, the principal debtor in one of the other four asbestos-related bankruptcy proceedings in Delaware presided over by Judge Wolin, filed a motion seeking his recusal from further participation in the Owens Corning chapter 11 cases. The basis for that motion was an alleged conflict of interest involving two of the persons designated by Judge Wolin as Court Appointed Consultants in the five asbestos-related bankruptcy proceedings over which he was presiding, as discussed above. On October 15, 2003, Judge Wolin withdrew the reference to the Bankruptcy Court with respect to the recusal motion, and on October 23, 2003 he issued a further order staying all deadlines with respect to the motion. Similar motions to recuse Judge Wolin were subsequently filed in two of the other asbestos-related bankruptcy proceedings over which he presides (In re USG Corp. and In re W.R. Grace) as well.

On October 30, 2003 and November 3, 2003, the United States Court of Appeals for the Third Circuit issued orders staying all proceedings in the Owens Corning cases presided over by Judge Wolin pending the outcome of a petition for a writ of mandamus respecting Judge Wolin’s recusal. See In re Kensington Int’l Ltd., 351 F.3d 97 (3rd Cir. 2003). On November 5, 2003, Judge Wolin issued an order staying all proceedings before him in all five asbestos-related bankruptcy cases (including the Debtors’ cases) pending further action with respect to the recusal motions in the three cases in which they had been filed.

Subsequent to those orders, the United States Court of Appeals for the Third Circuit ruled on the mandamus petition and remanded the case to Judge Wolin with instructions to issue a ruling on the recusal motion no later than January 31, 2004. In re Kensington Int’l Ltd., 353 F.3d 311 (3rd Cir. 2003). On February 2, 2004, Judge Wolin issued his ruling denying the relief requested in the recusal motion. The plaintiffs appealed that order to the United States Court of Appeals for the Third Circuit, which heard argument on the matter on April 19, 2004. No motion to recuse Judge Wolin was filed in the Debtors’ Reorganization Cases.

On May 17, 2004, the United States Court of Appeals for the Third Circuit reversed Judge Wolin’s denial of the relief requested in the recusal motion, and directed that Judge Wolin be disqualified from continuing to preside over the Chapter 11 cases of Owens Corning, W.R. Grace & Co. and USG Corp. Because none of the parties in these Reorganization Cases had sought Judge Wolin’s recusal from the Federal-Mogul Chapter 11 Case, the appellate court expressly declined to disqualify Judge Wolin from presiding over these Reorganization Cases. Thus Judge Wolin continues to preside over these Reorganization Cases as of the date of this Disclosure Statement.

5.	Assignment of the Debtors’ Cases to the Honorable Raymond T. Lyons.

In late 2003, Judge Newsome advised that he would cease presiding over cases as a visiting judge in Delaware at the end of 2003. On December 18, 2003, the Chief Judge of the United States Bankruptcy Court for the District of Delaware entered an order reassigning the Debtors’ cases to the Honorable Raymond T. Lyons of the United States Bankruptcy Court for the District of New Jersey, sitting by designation in Delaware.

N.	Litigation Respecting the Transfer of Asbestos-Related Personal Injury Claims.

1.	The Big Three Motion and Subsequent Pleadings Relating Thereto.

On November 20, 2001, DaimlerChrysler Corporation, Ford Motor Company, and General Motors Corporation (collectively, the “Big Three”) filed a motion with the Bankruptcy Court seeking to transfer asbestos-related claims pending against the Big Three relating to automotive friction products to the United States District Court for the District of Delaware. The Big Three’s motion was premised on the theory that such claims might give rise to certain common-law and, in some cases, contractual contribution and indemnification claims against the Debtors on the part of the Big Three that would, in turn, have an effect on the Debtors’ estates. The Big Three’s motion additionally argued that the Court should exercise its powers under 28 U.S.C. § 157(b)(5) to centralize the adjudication of the claims into a single forum. In the event the motion were granted, the Big Three stated in the motion that they would seek to adjudicate the claims through a series of “common issue” trials pursuant to Federal Rule of Civil Procedure 42, at which the Big Three alleged that they would present expert testimony and scientific evidence that would lead to rulings in their favor on most, if not all, of the transferred claims.

Following the filing of the Big Three’s motion, a number of additional parties filed similar motions: (i) American Honda Motor Co., Inc., (ii) Carquest Corporation, Carquest Auto Parts of Jackson, MS, Inc., and Carquest Auto Parts of Prentiss, MS, Inc., (iii) Garlock, Inc., (iv) Harley Davidson Motor Company Group, Inc., (v) Honeywell Industries, Inc., (vi) International Truck and Engine Corporation, Freightliner, LLC, and Mack Truck, Inc., (vii) Isuzu Motors America, Inc., (viii) MG Rover Group, Inc., (ix) Volkswagen of America, Inc., Volkswagen AG, Mercedes Benz USA, LLC, BMW North America, Inc., Volvo Cars North America, Inc., Rolls Royce Bentley Motor Cars, Inc., and Nissan North America, Inc. (collectively, the “International Automakers”), (x) Hennessey Industries, Inc., (xi) British Motor Car Distributors, Inc., (xii) FWD Corporation, (xiii) Mitsubishi Motor Sales of America, Inc., (xiv) Chase Chevrolet, Inc., (xv) Toyota Motor Sales USA, Inc. and (xvi) Salvo Auto Parts, Inc., Holman Enterprises, Inc. and B.F. Goodrich, Inc. These motions asserted a wide variety of bases upon which the claimants alleged the Court should find jurisdiction over the claims in question, including the incorporation of certain of the Debtors’ products into the claimants’ products, common-law and equitable indemnification rights, and alleged contractual indemnification rights.

Numerous responsive pleadings to the Big Three’s motion were filed by various parties-in-interest in the Debtors’ Reorganization Cases as well. These pleadings included objections to the motion from the Official Committee of Asbestos Claimants as well as numerous other asbestos personal injury plaintiffs, either organized as members of unofficial committees of tort claimants or, in some cases, as individuals. The Official Committee of Unsecured Creditors and Cooper Industries, Inc. filed responses supporting the Big Three’s motion.

By order dated December 10, 2001, the District Court (i) withdrew the reference to the Bankruptcy Court respecting the Big Three transfer motion and (ii) provisionally transferred the friction products claims against the Big Three that were the subject of the transfer motion into the District Court pending a hearing to determine whether the Big Three’s motion should be granted. Prior to such hearing, the Court provisionally transferred certain additional friction products claims and also directed that the motions of Honeywell and the International Automakers were to be briefed and heard together with the Big Three’s transfer motion.

2.	District Court Hearing on February 8, 2002 and Opinion.

On February 8, 2002, following a hearing on the transfer motions brought by the Big Three, Honeywell, and the International Automakers, Judge Wolin issued an order denying the motions and remanding those cases that had been provisionally transferred pursuant to the December 10 order back to the state courts from which they had originally been removed. In re Federal-Mogul Global Inc., T&N Limited, et al., 282 B.R. 301 (D. Del. 2002). The Court also denied oral motions for rehearing and for a stay pending appeal to the United States Court of Appeals for the Third Circuit at the February 8, 2002 hearing.

As bases for its decision, the Court found that it lacked subject matter jurisdiction over the claims sought to be transferred pursuant to Section 1334(b) of the Bankruptcy Code and, alternatively, that even if it possessed such jurisdiction, it would abstain from transferring the claims on general equitable grounds. With respect to the first basis for its decision, the Court concluded that a common-law indemnity or contribution claim could not, without more, be sufficient to support a finding of “related to” jurisdiction under the Third Circuit’s ruling in Pacor, Inc. v. Higgins, 743 F.2d 984 (3rd Cir. 1984). With respect to the second basis for the decision, the Court ruled that the alleged benefits to the Debtors’ estates from centralizing adjudication all of the claims sought to be transferred in one forum could not, as a practical matter, be realized due to the possibility that there would be insufficient common issues to allow for common trials on such claims pursuant to Rule 42 of the Federal Rules of Civil Procedure and, further, that the transfer order could not possibly encompass all of the actions in which the movants might have a contribution or indemnity claim against the Debtors. The Court found that such considerations, taken together with the predominance of state law issues that could better be litigated in state courts and the potential for disruption to state court actions, warranted abstention on general equitable grounds. As a result of its decision, the Court remanded the claims sought to be transferred directly to the courts from which they had originally been removed.

3.	Transfer Litigation before the Third Circuit.

On February 11, 2002, the Big Three filed a notice of appeal respecting Judge Wolin’s February 8, 2002 order denying the transfer motion and remanding the claims that had been provisionally transferred to the state courts from which they were originally removed. A number of additional parties that had brought motions seeking to transfer friction products claims subsequently filed notices of appeal as well, including Honeywell and the International Automakers. On February 12, 2002, the Third Circuit issued an order staying Judge Wolin’s order of February 8, 2002 until the matter could be ruled upon by a three-judge panel of the Third Circuit.

The Third Circuit held a hearing on the matter on June 17, 2002, and issued an opinion on the matter on July 17, 2002. In re Federal-Mogul Global Inc., 300 F.3d 368 (3rd Cir. 2002). In that opinion, the Third Circuit did not reach the merits of Judge Wolin’s order, but instead held that the appellants did not meet the standard for granting of a writ of mandamus compelling the District Court to hear the matter, nor did the Third Circuit have the ability, under existing case law, to hear an appeal from an order remanding cases to state court on the grounds of a lack of subject matter jurisdiction. Accordingly, the Third Circuit held that it lacked jurisdiction to hear the appeal. In addition, the Third Circuit affirmed that aspect of the February 8, 2002 order remanding the cases to the state courts from which they were originally removed, citing prior Third Circuit case law approving the practice.

4.	Subsequent Events.

On August 1, 2002, the United States Court of Appeals for the Third Circuit denied an emergency motion by the Big Three to stay implementation of the District Court’s opinion pending the filing of a petition for certiorari with the Supreme Court. On August 7, 2002, the Supreme Court denied a similar application by the Big Three for a stay pending the filing and adjudication of a petition for certiorari. In re Federal-Mogul Global Inc., 536 U.S. 978 (2002). On January 13, 2003, the United States Supreme Court denied the Big Three’s petition for certiorari. See DaimlerChrysler Corp. et al. v. Official Committee of Asbestos Claimants, et al., 537 U.S. 1148 (2003).

O.	Adversary Proceeding Against the Center for Claims Resolution.

On November 23, 2001, certain of the Debtors (Federal-Mogul, T&N, GHI and Ferodo) commenced an adversary proceeding against the Center for Claims Resolution (“CCR”) and certain surety companies (Traveler’s Casualty & Surety Company, Safeco Insurance Company of America, National Fire Insurance Company of Hartford and Continental Casualty Company) (collectively, the “Sureties”).

CCR is an entity formed in 1988 by a number of member companies (including T&N, GHI and Ferodo) for the purpose of establishing an agent to administer, negotiate and settle all asbestos-related personal injury and wrongful death claims brought against CCR members. In May of 1999, CCR required its members to provide adequate assurance of their ability to pay any amounts estimated by CCR to be due from any given member as a result of that member’s participation in settlements entered into by CCR on such member’s behalf. Accordingly, in December of 2000, Federal-Mogul, on behalf of T&N, GHI and Ferodo, caused the Sureties to issue bonds in the aggregate amount of $250 million in favor of CCR as obligee, which amount was stepped down to $225 million in June 2001. Such obligations are secured and/or guaranteed by certain of the Debtors, as discussed in above in Section III.E.1.b.

In January 2000, GHI and Ferodo terminated their membership in CCR. On October 2, 2001, Federal-Mogul, on behalf of T&N, terminated T&N’s membership in CCR as well. Notwithstanding these terminations, and the filing of the Debtors’ Chapter 11 petitions on October 1, 2001, CCR asserted a right to draw on the surety bonds. Accordingly, those Debtors identified above commenced an adversary proceeding on November 23, 2001 to prevent such a draw. The complaint filed by the Debtors sought a determination from the Bankruptcy Court that any draw on the surety bonds by CCR and/or any payment on account of the surety bonds to CCR by the sureties would violate the automatic stay contained in Section 362(a) of the Bankruptcy Code, in that any draw on the bonds would effectively convert unsecured asbestos claims into secured claims of the sureties against the Debtors, under the Debtors’ indemnification obligations triggered in the event of such a draw. The complaint additionally sought an injunction from the Bankruptcy Court preventing such a draw and/or payment.

Simultaneously with filing the adversary complaint, the Debtors also moved the Bankruptcy Court for entry of a temporary restraining order (“TRO”) preventing CCR from making any draw on the surety bonds pending a ruling on the Debtors’ complaint by the Bankruptcy Court. That TRO was granted by the Bankruptcy Court on November 29, 2001 and has been continued by agreement of the parties to the action through the date of this Disclosure Statement.

By case management order dated February 27, 2002, the Debtors’ adversary proceeding against CCR was consolidated with similar proceedings commenced by Armstrong World Industries, Inc. and USG Corporation, each of whom has an asbestos-related bankruptcy proceeding pending in the District of Delaware before Judge Wolin. Judge Wolin appointed John E. Keefe, Sr. as a special master to oversee discovery issues in the CCR adversary proceeding, for which certain deadlines were established. A second case management order, entered on June 12, 2002, defined as “Phase One” issues the questions of whether CCR had a right to draw on the surety bonds and whether the Bankruptcy Code or related equitable doctrines prevented the exercise of that right. “Phase Two” issues concerning the specific amounts that CCR would be entitled to draw if it prevailed in Phase One were deferred by the Court. The second case management order also provided that the Debtors, CCR, the sureties and any other parties that intervened in the CCR adversary proceeding (including the Official Committees of Unsecured Creditors in the bankruptcy proceedings of Federal-Mogul and USG Corporation, the Legal Representative for Future Asbestos Claimants in the Federal-Mogul bankruptcy and Wells Fargo Bank, N.A., as indenture trustee for certain of Federal-Mogul’s publicly-issued bonds) must file motions for summary judgment on the Phase One issues. Accordingly, motions for summary judgment on such issues, together with responsive pleadings thereto, were filed in August and September 2002.

On March 28, 2003, Judge Wolin issued an Opinion and Order on the Phase One cross-motions for summary judgment filed by the Debtors and the other non-CCR parties on the one hand, and CCR on the other hand. Partial summary judgment was granted to CCR on the issue that the surety bonds ultimately could be drawn for whatever “obligations” of the Debtors, under the terms of the bonds and related agreements, existed as of the Petition Date. However, CCR was denied summary judgment on their claim to an immediate draw on the bonds, which action the Court deferred until the conclusion of Phase Two—the damages phase of the case.

In its ruling on the Phase One issues, the Court made two significant decisions that have the effect of limiting the Debtors’ potential liability to CCR to what the Debtors believe will be no more than $30 million, and perhaps significantly less, as compared to CCR’s original demand for $183 million that precipitated the filing of the adversary proceeding. First, the Court held that any purported settlement with an asbestos claimant that was incomplete as of the Petition Date because the claimant had not submitted medical/exposure documentation and an executed release prepetition was not an obligation for which the bonds could be drawn, and that the filing of the petition cut off the claimant’s right to accept any prepetition settlement offer made by the Debtors through CCR. Second, the Court ruled that CCR’s attempted acceleration of so-called future obligations violated the automatic stay, and therefore was void.

CCR moved the Court to vacate that portion of its Opinion and Order dealing with incomplete settlements, which motion was opposed by the Debtors and the other non-CCR parties. On May 16, 2003, Judge Wolin largely denied CCR’s motion, reaffirming his previous ruling that asbestos settlements that were not complete under applicable state law as of the Petition Date were not obligations of the bankruptcy estates of Federal-Mogul, GHI, T&N and/or Ferodo. However, the Court did grant CCR’s request to submit additional briefing on what constitutes a valid obligation under the bonds during Phase Two of the litigation.

CCR contends (but the Debtors and Unsecured Creditors Committee dispute) that in the May 16, 2003 Order on CCR’s motion to vacate, District Judge Wolin did not reaffirm his prior ruling concerning settlement obligations that are covered by the bonds. Although Judge Wolin did not vacate his prior ruling on the issue, the Court left the issue open for further briefing in connection with Phase Two of the litigation. CCR, therefore, disagrees with the Debtors’ conclusion set forth above that the Court has made a significant decision that will reduce the Debtors’ potential liability to no more than $30 million. CCR further disagrees with the Debtors’ conclusion set forth above regarding the effect of the Court’s ruling on the acceleration issue as it relates to CCR’s ultimate ability to draw upon the bonds on account of such future obligations. CCR, therefore, contends that the potential liability as against the bonds themselves, if not the Debtors, remains in the range of $183 million.

Based on information learned during the first phase of discovery, and following the granting of its motion for leave to file an amended complaint in this adversary proceeding, Federal-Mogul, GHI, T&N and Ferodo, together with certain of the other non-CCR parties to this litigation, filed an Amended Complaint against CCR, which included additional claims for (i) a declaration that CCR’s demands violated the contract terms, (ii) fraud, (iii) negligent misrepresentation, (iv) turnover, (v) conversion, and (vi) constructive trust.

As discussed in Section V.M above, on November 5, 2003, Judge Wolin stayed all proceedings pending before him in each of the five (5) asbestos-related bankruptcy proceedings over which he is presiding, including the CCR adversary proceeding. This order of stay relates to the pending motions to recuse him filed in the Owens Corning, W.R. Grace, and

USG chapter 11 proceedings. Although Judge Wolin denied that motion by order dated February 2, 2004, his prior order staying all proceedings in the asbestos-related bankruptcy cases over which he is presiding has not been vacated as of the date of this Disclosure Statement. The Debtors have confirmed, however, that the stay does not prevent them from serving discovery on CCR, and, therefore, interrogatories and requests for production of documents were served on CCR in Phase 2 of the adversary proceeding on November 7, 2003. CCR has not yet responded to those discovery requests.

P.	Employee Retention Litigation and Severance and Bonus Arrangements.

During the first several months of these Reorganization Cases, the Debtors have filed four (4) motions relating to employee compensation and benefits programs. All of these motions have been approved by the Bankruptcy Court, subject to certain consensual modifications.

By motion dated October 1, 2001, the Debtors sought authority to continue most of their prepetition retiree benefit and bonus programs as part of their “first day” motion seeking authority to pay a variety of employee-related wage, salary, and employee benefit-related amounts. Also by motion dated October 1, 2001, the Debtors sought an order of the Bankruptcy Court authorizing them to enter into and approving the implementation of a key employee retention plan (the “KERP”), the assumption of senior management employment contracts, the assumption of certain change of control employment agreements, and the assumption of prepetition severance agreements. Pursuant to the terms of the KERP, the Debtors intended to pay retention bonuses to key senior personnel in order to encourage those individuals to remain with the Debtors during the reorganization process.

A third motion, filed on November 23, 2001, requested authority to continue certain non-qualified pension programs. Pursuant to this motion, the Debtors sought authority to make payments to approximately 900 current and retired employees under a number of non-qualified pension programs established prior to the Petition Date.

In January 2002, the Official Committee of Unsecured Creditors, the Prepetition Lenders and the Official Committee of Asbestos Claimants filed objections to the Debtors’ motions regarding the employee compensation and benefits programs. The objections raised several issues with regard to the employee programs, most of which alleged the programs were excessive or unsuited to meet the Debtors’ targeted goals. After hearings before the Bankruptcy Court on January 25, 2002 and February 26, 2002 relating to the employee programs, the Bankruptcy Court approved the three above-described motions with certain modifications necessitated as a result of negotiations between the parties. In particular, Federal-Mogul was authorized (i) to implement the KERP with certain modifications, (ii) to assume the prepetition employment contracts of Frank Macher, Charles McClure, and Joseph Felicelli with certain modifications, (iii) to enter into certain change of control and severance agreements, (iv) to honor and perform their 2001 bonus plans, and (v) to make payments on account of the non-qualified pension plans up to $3,500 per month, covering almost all of the individuals to receive payments under such plans.

On April 3, 2002, the Debtors moved for an order authorizing them to enter into (or, in the alternative, assume as an executory contract) a modified Supplemental Key Executive Pension Plan (the “SKEPP”) for three key officers—James J. Zamoyski (who was then serving as General Counsel and Senior Vice President of Federal-Mogul), Wilhelm Schmelzer and Richard Randazzo. Under the terms of the modified SKEPP, the above individuals, each of whom is a currently-employed senior officer of the Debtors, are entitled to receive certain pension benefits upon retirement in excess of the $3,500 per month cap approved by the Bankruptcy Court respecting the non-qualified pension plans discussed above. Although the SKEPP was negotiated prepetition, it was consensually modified to provide that Messrs. Zamoyski, Schmelzer and Randazzo would be required to remain in Federal-Mogul’s employ through the earlier of (i) January 11, 2004, (ii) the confirmation of a Chapter 11 plan, or (iii) termination without cause in order to receive benefits thereunder. Over objection of the Official Committee of Unsecured Creditors, the Bankruptcy Court entered an order approving the Debtors’ assumption of the SKEPP on August 6, 2002.

Q.	Restructuring and Operational Productivity Efforts of the Debtors.

During the pendency of these Reorganization Cases, the Debtors have developed and begun the implementation of a strategic plan to effect a comprehensive restructuring of their businesses. The Debtors’ strategic plan focuses on lowering the Debtors’ manufacturing costs and other operating expenses by (i) divesting unprofitable non-core businesses, (ii) reducing operating expenses by consolidating certain of the Debtors’ manufacturing and R&D facilities and (iii) reducing manufacturing costs by relocating certain of the Debtors’ manufacturing facilities to lower-cost geographic regions and improving the Debtors’ advanced manufacturing technology. The Debtors estimate that these actions will enable them to reduce manufacturing costs by a total of $646 million between 2003 and 2007. The Debtors further estimate that they have received proceeds from divestitures of approximately $360 million from the inception of the restructuring efforts through April 2003.

1.	Divestitures.

With Bankruptcy Court approval, the Debtors have divested themselves of certain assets and lines of business during these Reorganization Cases. In particular, the Debtors have effected four (4) major sales of assets during the pendency of their Reorganization Cases and effected a number of smaller sales of assets through their de minimis asset sales procedure, as discussed above.

The major asset sales approved by the Bankruptcy Court are (i) the sale of the assets of the Debtors’ Signal-Stat automotive lighting business to Truck-Lite Co., Inc. for approximate consideration of $23 million, which sale was approved by the Bankruptcy Court on February 26, 2002; (ii) the dilution of the Debtors’ interest in Federal-Mogul TP Liners, Inc. (“TP Liners”), a joint venture formed by the Debtors and Teikoku Piston Ring Co., Ltd. (“Teikoku”), from 60% to 46% ownership through a capital contribution by Teikoku of $3 million in TP Liners, which was approved by the Bankruptcy Court on May 29, 2002; (iii) the sale of the operations of Federal-Mogul’s North American camshafts business (located in Orland, Indiana and Grand Haven, Michigan) to Asimco Camshafts Specialties, Inc., for approximate consideration of $28 million, which sale was approved by the Bankruptcy Court through an order entered March 24, 2003; and (iv) the sale of the operations of FMIC’s original equipment automotive lighting business (located in Hampton, Virginia, Toledo, Ohio, Brownsville, Texas and Matamoros, Mexico) for approximate consideration of $19 million which sale was approved by the Bankruptcy Court at the hearing held on April 2, 2003.

In addition to the asset sales specified above, the Debtors have additionally consummated several sales of relatively low-value assets pursuant to the de minimis asset sale procedures approved by the Bankruptcy Court on February 12, 2002, as amended on March 26, 2002 (collectively, the “De Minimis Sale Procedures Order”).

2.	Consolidation and Rationalization of Facilities.

The Debtors have adopted an aggressive business plan that seeks to reduce manufacturing and other operating costs by consolidating certain of their facilities and relocating certain other facilities to regions in which labor and other costs are lower than in the facilities’ present locations. In particular, the Debtors intend to relocate certain of their North American manufacturing and other operations to Mexico, while additionally relocating certain of their facilities in western Europe to eastern Europe and Turkey. In addition, the Debtors are increasing production at wholly-owned and joint venture subsidiaries in the Far East. Certain of the Debtors’ facilities in the United States would also be consolidated and/or relocated within the United States in order to reduce the Debtors’ manufacturing and operating expenses. The Debtors’ management believes that the consolidation and relocation of certain of the Debtors’ facilities is necessary to enable the Debtors to enhance profitability and maximize the return to all stakeholders in these Reorganization Cases.

3.	Transfers of Pistons Global Products Group Assets from the United Kingdom to non-Debtor Affiliates in Europe

In furtherance of the consolidation and rationalization activities described above, the Debtors have begun the process of transferring certain of the pistons-manufacturing assets of two of the U.K. Debtors, Federal-Mogul Bridgwater Limited (“Bridgwater”) and Federal-Mogul Bradford Limited (“Bradford”), to non-Debtor affiliates in continental Europe. With respect to Federal-Mogul Bridgwater Limited, the Debtors in December 2002 gave notice under the De Minimis Sales Procedure Order that they intended to sell certain plant & machinery, inventory, tooling, know-how and sales information to Federal-Mogul Nürnberg GmbH, a German affiliate of the Debtors, for an aggregate purchase price of £4.2 million. In addition to the sale of Bridgwater’s assets, the transaction also provided for (i) the subordination, upon the Debtors’ reorganization, of £76,159 in intercompany indebtedness owed by Bridgwater to various non-Debtor affiliates of Federal-Mogul Corporation, (ii) the grant of a trading indemnity by Federal-Mogul Nürnberg GmbH to Bridgwater for any operating losses through the shutdown of Bridgwater in excess of £1.2 million, (iii) the payment by Bridgwater (and, above a certain amount, by Federal-Mogul Nürnberg GmbH) of certain severance payments relating to the shutdown of operations at

Bridgwater and (iv) the grant of an indemnity by Federal-Mogul Nürnberg GmbH in favor of all non-affiliated creditors of Bridgwater (other than asbestos-related creditors) to the extent the payment of contractual severance obligations relating to the Bridgwater shutdown resulted in a reduced dividend to such creditors. None of the parties to whom notice was provided in accordance with the De Minimis Sale Procedures Order objected to the sale of Bridgwater’s assets. Bridgwater never manufactured any asbestos products and has no history of asbestos-related claims asserted against it.

With respect to Bradford, the Debtors sought and obtained Bankruptcy Court approval to transfer Bradford’s pistons-manufacturing assets to Federal-Mogul Gorzyce, S.A. (“Gorzyce”), a non-Debtor affiliate located and incorporated in Poland, in December 2003. As part of this transaction, Bradford leased the plant, machinery and tooling used in its pistons-manufacturing business to Gorzyce, together with a license to use certain know-how relating to the business. In addition, the transaction documents provided that Gorzyce would purchase the inventory used in the pistons business from Bradford. Gorzyce was also granted an option to purchase the leased chattels and licensed know-how from Bradford through the Plan, pursuant to Section 524(g)(3)(A)(ii) of the Bankruptcy Code, which purchase option must be exercised by Gorzyce following confirmation of the Plan. The agreements relating to the Bradford transaction also provide that (i) Bradford will make aggregate severance payments relating to the cessation of the Bradford pistons business in the approximate amount of £9.1 million, (ii) Gorzyce will indemnify Bradford and its administrators, in an amount up to £10.0 million, against operating losses at the Bradford facility after January 1, 2004, (iii) Gorzyce will indemnify Bradford against any shortfall between (a) the claims of non-subordinated creditors of Bradford (other than any claims relating to pensions and Asbestos Personal Injury Claims (save those Asbestos Personal Injury Claims that had been reduced to a final judgment prior to the date of the Bradford purchase agreement)) and (b) trading receipts held by Bradford and amounts remaining to be paid under the Bradford purchase agreement and related documents, and (iv) approximately £25.9 million in intercompany claims owed by Bradford to other, largely dormant affiliates of Federal-Mogul Corporation will be subordinated.

The Debtors intend to effect Gorzyce’s purchase of the Bradford piston-manufacturing assets through the Plan pursuant to Section 524(g)(3)(A)(ii) of the Bankruptcy Code in order to address certain limited asbestos-related personal injury liabilities of Bradford. Prior to the Petition Date, the Debtors were aware of fewer than 12 asbestos-related personal injury claims that had been brought against Bradford in the U.K., and none in the U.S.

Consistent with the statements in subsection (2), above, the Debtors believe that the relocation of the pistons-manufacturing assets of Bridgwater and Bradford to lower-cost countries will enable those assets to be employed more profitably within the Federal-Mogul group in general.

4.	Transfer of Portion of Sealing System Group to Non-Debtor Affiliate in Europe

In furtherance of the consolidation and rationalization activities described in subsection (2) above, the Debtors began the process of transferring the sealing system assets of Federal-Mogul Sealing Systems (Cardiff) Limited (“Cardiff”) to a non-Debtor affiliate in Europe in 2002. In September 2002, the Debtors gave notice under the De Minimis Sales Procedure Order that they intended to sell the plant, machinery, inventory, tooling, know-how, patents, sales information and trademarks of Cardiff to Federal-Mogul Operations Italy Srl (“FMOI”) for an aggregate purchase price of £1.56 million. In addition to the sale of Cardiff’s assets, the transaction also provided for (i) the subordination of approximately £9.3 million in intercompany indebtedness owed by Cardiff to various affiliates to the payment of Cardiff’s non-affiliated creditors, (ii) an agreement by T&N to limit its recovery on account of its intercompany claim against Cardiff to not more than £1.9 million (relating to a claim in the face amount of £9.5 million), (iii) the grant of a trading indemnity by FMOI to Cardiff for any operating losses through the shutdown of Cardiff in excess of £700,000, (iv) the assumption by FMOI of certain pension obligations owed by Cardiff in the estimated amount of approximately £1 million, (v) the payment by FMOI of certain severance payments relating to the shutdown of operations at Cardiff, and (vi) the grant of an indemnity by FMOI in favor of all unsubordinated creditors of Cardiff (other than asbestos-related creditors) to the extent that the rationalization of Cardiff does not result in Cardiff being able to pay their Allowed Claims in full. Cardiff had been trading at a loss for several years prior to this sale.

As part of the overall restructuring of their business, the Debtors may effect the sale of additional of the U.K. Debtors’ businesses prior to their emergence from the Reorganization Cases and administration proceedings.

R.	Claims Asserted Against the Debtors in the Reorganization Cases

1.	Summary of Scheduled and Filed Unsecured Claims Against the Debtors

On or about December 18, 2001, the Debtors filed their schedules of assets and liabilities (the “Schedules”). Excluding Asbestos Personal Injury Claims, the Debtors listed an aggregate of approximately 14,000 noncontingent, undisputed, liquidated claims and approximately 1,300 contingent, disputed, unliquidated Claims on their Schedules. The Bankruptcy Court set March 3, 2003 at 4:00 p.m. Eastern time (the “Bar Date”) as the deadline for filing virtually all types of claims against the U.S. Debtors, except for direct Asbestos Personal Injury Claims. No bar date has been established for Asbestos Personal Injury Claims other than Indirect Asbestos Personal Injury Claims, which were governed by the Bar Date. For information on the establishment of the Bar Date, see Section V.K.5., entitled “Events During the Chapter 11 Cases—Administrative Matters in the Chapter 11 Case—Establishment of Bar Dates.”

As a result of the establishment of the Bar Date, approximately 10,600 proofs of claim (including Asbestos Property Damage Claims) totaling approximately $158.5 billion were filed against the Debtors and received and processed by the Debtors’ claims agent. The filed Claims consist of the following:

•	Approximately 2,100 Claims, totaling approximately $141.5 billion, which the Debtors believe should be disallowed primarily because these Claims appear to be duplicative or unsubstantiated.

•	Approximately 400 Claims, totaling approximately $8.4 billion, consisting of asbestos-related contribution, indemnity, or reimbursement claims. Based upon their preliminary review, the Debtors believe the Bankruptcy Court should disallow a large number of these claims as contingent contribution or reimbursement claims pursuant to Section 502(e)(1) of the Bankruptcy Code.

•	Approximately 3,800 claims, totaling approximately $200 million, asserting Asbestos Property Damage Claims. Based on their preliminary review, the Debtors believe that a significant number of these Claims are duplicative or unsubstantiated and should be disallowed. For more information on Asbestos Property Damage Claims, see Section IV.B(2) entitled “Description of Asbestos-Related Liabilities of the Debtors—Bases of T&N Asbestos Liability—Property Damage Litigation”

•	Approximately 2,000 Claims, totaling approximately $40 million, which the Debtors have reviewed and believe to be consistent with their books and records. Based on their preliminary review, the Debtors do not intend to object to, or otherwise seek to disallow, these Claims.

•	Approximately 100 Claims, totaling approximately $7.1 billion, consisting of Bank Claims and Noteholder Claims. The Debtors reflect approximately $4.3 billion on their books and records as the aggregate liability for the Bank Claims and Noteholder Claims. The Debtors anticipate that any proofs of claims asserting Bank Claims or Noteholder Claims for amounts in excess of $4.3 billion are duplicative and will be resolved in the Plan.

The Debtors have not completed their evaluation of the approximately 2,200 remaining Claims, which total approximately $1.3 billion. Such Claims assert rights to payment for financing liabilities, environmental liabilities, trade accounts payable and other types of liability.

Since the Bar Date, the Debtors, together with their professionals, have engaged in an extensive process of reviewing and reconciling the proofs of claim asserted against the Debtors in these Reorganization Cases. The Debtors continue to investigate these proofs of claim, and intend to object to any Claims that are inconsistent with the Debtors’ books and records and which are otherwise unsubstantiated. To date, the Debtors have filed eleven (11) omnibus objections to approximately 5,400 Claims and three (3) omnibus motions to approve stipulations or withdrawals with respect to approximately 1,000 Claims. Pursuant to these claim objections and stipulations, the Debtors have obtained Bankruptcy Court approval to, among other things, (i) disallow and expunge certain Claims, (ii) reduce and allow certain Claims in an amount that is consistent with the Debtors’ books or records and/or (iii) otherwise modify the Claims in a manner consistent with the Debtors’ books and records and any supporting documentation submitted with the Claims. In addition, approximately 500 of the 15,300 Scheduled Claims that were listed as contingent, disputed and/or unliquidated, were not superceded by a subsequent timely-filed proof of claim, or are not otherwise Allowed under the Plan, and, therefore, are now deemed null and void.

The Debtors continue to review and analyze their Schedules and the proofs of claim filed to date. To this end, the Debtors continue to file objections and seek stipulations with respect to certain Claims. Moreover, additional Claims may be filed after the Bar Date that could be Allowed by the Bankruptcy Court. Accordingly, the Debtors do not presently know and cannot reasonably determine the actual number and aggregate amount of the Claims that will ultimately be Allowed against the Debtors.

Basic information regarding the claims process and the Bar Date can be accessed using the following website: http://www.fmoclaims.com. The commercial claims and other non-asbestos liabilities against the U.K. Debtors are also discussed above in Section V.L., entitled “Events During the Chapter 11 Cases—U.K. Administration Proceedings.”

2.	Asbestos Property Damage Claims Made Against the Debtors.

As discussed above, the Bankruptcy Court established March 3, 2003 as the bar date (the “PD Bar Date”) for filing Asbestos Property Damage Claims in these Chapter 11 Cases. As a result of the establishment of the PD Bar Date, approximately 3,700 Asbestos Property Damage Claims (“PD Claims”) were filed against the Debtors. These Claims seek damages related to approximately 1,300 building sites. Certain Claims related to approximately 220 of these sites have since been withdrawn, and approximately 188 Asbestos Property Damage Claims have been disallowed and expunged. To date, the Debtors have filed four (4) objections to approximately 3,200 Asbestos Property Damage Claims based upon, among other things, the failure of the claimants to provide (i) evidence of product identification, (ii) liquidated claim amounts, or (iii) the amount of square footage of Limpet that is or was present in the buildings at issue. The Bankruptcy Court has not yet ruled on all of these objections. The status of the four (4) objections is summarized below:

Objection	Date Filed	Date of Hearing	Basis for Objection	Disposition of Objection
Objection to 2,732 PD Claims Filed By the Law Firm of Speights & Runyan	6/30/03	N/A	Failure to comply with PD Bar Date Order; failure to provide evidence of product I..D.

Most of these claims were filed in quadruplicate. Therefore, these claims represent only approximately 660 sites. Moreover, Speights and Runyan effectively withdrew its claims related to approximately 220 such sites by its responses to these objections. Speights & Runyan subsequently provided documents allegedly supporting product identification, and therefore, the Debtors withdrew these procedural objections with respect to those claims that were not effectively withdrawn.

Objection to 183 PD Claims Filed By the Law Firm of Speights & Runyan	7/24/03	N/A

Objection to 189 PD Claims Filed By: Weyerhaeuser Company; State of Tennessee; State of Kansas; Diocese of Camden, New Jersey; Federated Department Stores	9/29/03	10/29/03	same	All of these claims were disallowed except for the single claim filed by the State of Tennessee, which matter was continued and remains pending.

Objection to 97 PD Claims Filed By Various Claimants	11/17/03	N/A	same	This objection remains pending.

The Debtors continue to review and analyze the Asbestos Property Damage Claims filed to date. To this end, the Debtors continue to file objections and may seek stipulations with respect to certain Claims. Moreover, additional Claims may be filed after the PD Bar Date that could be Allowed by the Bankruptcy Court. Accordingly, the Debtors do not presently know and cannot reasonably determine the ultimate number and aggregate Allowed Amount of the Asbestos Property Damage Claims.

3.	Reclamation Claims Made Against the U.S. Debtors.

In the period immediately following the Petition Date, the U.S. Debtors received a number of written demands from parties that had delivered goods to the U.S. Debtors’ facilities within the ten (10) days preceding the Petition Date seeking to reclaim such goods pursuant to Section 2-702(2) of the Uniform Commercial Code (each a “Reclamation Demand”). The Debtors ultimately received roughly 652 discrete Reclamation Demands from approximately 228 entities. The Reclamation Demands sought the return of approximately $24.9 million in goods.

On November 9, 2001, the Bankruptcy Court entered an order establishing procedures to be used by the Debtors in reconciling the Reclamation Demands. That order provided, among other things, that the Debtors would not return goods to the parties asserting Reclamation Demands, but instead would grant those parties administrative expense claims on account of the goods covered by their Reclamation Demands to the extent that the Reclamation Demands complied with the requirements of Section 546(c) of the Bankruptcy Code and Section 2-702(2) of the Uniform Commercial Code and applicable case law. The Court’s order further provided that the Debtors were to file a statement as to which of the Reclamation Demands they believed were correctly asserted according to applicable law within ninety (90) business days after entry of the order. The Debtors filed such a statement on March 21, 2002, which provided that any parties wishing to challenge the determinations therein should file a Statement of Dispute within twenty (20) days of the date of the filing of the statement.

Approximately 75 claimants filed Statements of Dispute challenging the Debtors’ evaluations of all or part their Reclamation Demands. Since such time, the Debtors have addressed and resolved most of the issues contained in the Statements of Dispute, and believe that the Reclamation Demands of not more than 12 claimants remain unresolved. As of the date of this Disclosure Statement, the value of the Reclamation Demands conceded by the Debtors to have been correctly asserted against them in these cases is approximately $6.7 million. This number is subject to revision as the result of further determinations to be made concerning unresolved Reclamation Demands. The Plan provides that, in accordance with the Bankruptcy Court’s order on the subject, correctly-asserted Reclamation Demands will be entitled to payment as Administrative Claims in the Reorganization Cases.

4.	Continuation of Litigation Concerning Certain Prepetition Claims.

During the Reorganization Cases, a number of parties who had asserted claims against the Debtors prepetition that were the subject of litigation sought relief from the automatic stay contained in Section 362 of the Bankruptcy Code in order to continue such litigation. In those cases where the Debtors have been able to verify that (i) there was insurance coverage covering such claim (including defense costs) and (ii) the underlying claim was in no way connected to the Debtors’ asbestos-related liabilities, the Debtors have generally stipulated to relief from the automatic stay to allow such claims to proceed.

The Debtors have also agreed to lift the automatic stay in two cases in which the claimant in question had a judgment that was secured prior to the Petition Date by a letter of credit and/or appeals bond. The first of these cases was Hoskins v. Business Men’s Assurance Co., Case No. 00-CV-206172 (Cir. Ct., Jackson County, Mo.), in which—prior to the Petition Date—the Debtors appealed an adverse judgment in the amount of $7 million, which required the posting of an appeal bond in the amount of $8,916,391.99 to secure the judgment. This appeal bond was, in turn, secured by a letter of credit under the Debtors’ prepetition secured credit facility. Subsequent to the Petition Date, the plaintiffs in the Hoskins matter sought leave from the Bankruptcy Court to continue prosecuting the matter before the Missouri Supreme Court. The Debtors stipulated to such relief and, on July 23, 2002, the Missouri Supreme Court resolved the sole issue which provided it with jurisdiction over the matter and remanded the case to the Missouri Court of Appeals for further proceedings. Hoskins v. Business Men’s Assurance Co., 79 S.W.3d 901 (Mo. 2002). The Debtors agreed to lift the automatic stay to allow such proceedings to continue, and on June 30, 2003, the Missouri Court of Appeals affirmed the original judgment in favor of the plaintiffs in material part. Hoskins v. Business Men’s Assurance Co., 116 S.W.3d 557 (Mo. App. W.D. 2003). The Debtors subsequently exhausted their rights to appeal the judgment in the Missouri state courts and elected not to seek a writ of certiorari from the United States Supreme Court. Accordingly, in order to minimize the ongoing accrual of post-judgment interest on the appeal bond, the Debtors agreed in December 2003 to allow the Hoskins plaintiffs to draw on the appeal bond, which agreement was approved by the Bankruptcy Court. The Hoskins plaintiffs have subsequently drawn on the appeal bond, and the surety that issued the bond has in turn drawn on the letter of credit posted by the Debtors to secure the bond.

The Debtors also agreed to a limited lifting of the stay in order to allow the plaintiffs in another case to proceed with their asbestos-related state court action and recover from a prepetition letter of credit posted to secure an appeal. In that case, styled Calvin R. Lane and Alicia Lane v. Owens Corning, et al., which was pending in California state court as of the Petition Date, the plaintiffs were awarded a jury verdict of approximately $4.2 million in June 2001. The Debtors appealed such verdict, and posted a letter of credit in the approximate amount of $6.1 million in late August 2001 to secure the judgment while the appeal was pending. Such letter of credit was issued by Chase Manhattan Bank, N.A. (now JPMorgan Chase Bank) as part of the Debtors’ prepetition secured credit facility.

In April 2002, the Lane plaintiffs sought to lift the automatic stay in order to proceed with the Debtors’ appeal of their case, to which the Debtors ultimately consented in part. In September 2002, the Bankruptcy Court approved a limited lifting of the automatic stay to allow the Lanes’ case to proceed on appeal, and in the event the appeal resulted in a final non-appealable judgment the Lanes were permitted to seek satisfaction of the judgment from the letter of credit. However, the Bankruptcy Court’s order provided that the Debtors’ were not prevented from seeking to enjoin any draw on the letter of credit pending a determination as whether the issuance of the letter of credit or provision of security for the letter of credit constituted an avoidable transaction under applicable bankruptcy or non-bankruptcy law. The judgment of the California Superior Court in the Lanes’ state court action was upheld on appeal in July 2003. While the Debtors filed a notice of appeal to the California Supreme Court in August 2003, that court denied review of the case on or about October 1, 2003. That denial effectively exhausted the Debtors’ options for appellate review of the Lanes’ judgment.

In September 2003, the Unsecured Creditors Committee commenced an adversary proceeding (No. 03-56240) in the Bankruptcy Court against the Lanes, contending that the grant of the lien securing the letter of credit posted to secure their judgment constituted a preferential transfer avoidable under Section 547 of the Bankruptcy Code and recoverable from the Lanes on behalf of the Debtors’ estates under Section 550 of the Bankruptcy Code. Subsequent to the commencement of that action, in December 2003, the Lanes drew on the letter of credit securing their judgment. The adversary proceeding against the Lanes remains pending.

As a result of the draws on the Hoskins and Lane letters of credit, the outstanding amount of the Tranche C Loans (discussed above in Section III.E.1.c) has increased from $312.1 million as of the Petition Date to approximately $328 million as of the date of this Disclosure Statement.

S.	Environmental Obligations and Liabilities of the U.S. Debtors.

As industrial manufacturers in the United States, the U.S. Debtors have substantial environmental obligations governing their respective operations under a myriad of federal and state environmental statutes and regulations. Under these same environmental laws, the Debtors may have actual and potential liabilities as well.

The U.S. Debtors are defendants in lawsuits filed, or the recipients of administrative orders issued, in various jurisdictions pursuant to the federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (“CERCLA”) and/or other similar federal or state environmental laws. These laws require responsible parties to pay for remediating contamination resulting from hazardous substances that were discharged into the environment by them, or by others to whom they sent such substances for treatment or other disposition. In addition, the Debtors have been notified by the United States Environmental Protection Agency and various state agencies that they may be potentially responsible parties (“PRP”) for the cost of remediating hazardous substances under CERCLA and other federal and state environmental laws. PRP designation may result in the Debtors participating in funding of site investigations and remediation.

The U.S. Debtors believe that they have limited liability arising from current or former commercial offsite waste disposal facilities where the Debtors are alleged to have disposed of wastes, and to which numerous other companies also sent waste. Despite the Debtors’ potential joint and several liability under CERCLA and other applicable laws, the Debtors’ share of the total waste sent to each site has generally been small relative to other companies. Where liability has been established by administrative or judicial order, the governmental agencies and the courts typically have imposed liability in some reasonable relationship to each party’s contribution of waste. The Debtors have also identified certain properties which the Debtors currently or previously owned or operated, for which they may be contractually responsible, or potentially liable as a matter of law, to remediate certain environmental contamination occurring during or prior to their ownership or operation. The Debtors are actively seeking to resolve these matters.

Pursuant to the Plan, the Debtors’ potential environmental liabilities fall into three categories. The Plan divides the Debtors’ prepetition Environmental Claims into the following two categories: (x) Claims arising from or related to property either never owned or occupied, or formerly but no longer owned or occupied by the Debtors (“Off-Site Environmental Claims”), and (y) Claims arising from or related to property currently owned or occupied, and that will continue to be owned or occupied by the Debtors after Confirmation of the Plan, excluding, however, any Claims arising from or relating to waste or other materials which were shipped or were arranged to be shipped for disposal to a site that was never owned or occupied or was formerly owned or occupied but no longer is owned or occupied by the Debtors (“On-Site Environmental Claims”). The third category of potential environmental liabilities relates to any Administrative Claims arising from postpetition actions taken by the Debtors involving sites that will not be owned or occupied by the Debtors after Confirmation of the Plan, such as claims arising from postpetition arrangements for disposal at property not owned by the Debtors or claims arising from postpetition releases of material on property sold or vacated by the Debtors prior to Confirmation of the Plan. Pursuant to the Plan, Off-Site Environmental Claims are classified and treated as Unsecured Claims, On-Site Environmental Claims remain unaltered and unimpaired and will continue to be capable of being asserted against the Reorganized Debtors, and Administrative Claims receive Administrative Expense priority treatment.

To date, approximately 100 Environmental Claims in the aggregate amount of approximately $252 million have been filed against the Debtors in the Reorganization Cases. The Debtors believe that approximately $6 million of the approximately $252 million in total Environmental Claims filed are On-Site Environmental Claims. In addition to the filed On-Site Environmental Claims, the Debtors also have other environmental liabilities relating to their currently-owned U.S. facilities which were not the subject of Claims filed in the Reorganization Cases. The Debtors’ current best estimate of known probable and estimable environmental liabilities relating to their currently-owned U.S. sites, including those site which are the subject of the above-mentioned $6 million of On-Site Environmental Claims, is approximately $22 million. A list of the current U.S. sites where the Debtors are aware of probable and estimable environmental liabilities is contained in Exhibit M to this Disclosure Statement.

The remainder (and vast majority) of the Environmental Claims filed in the Reorganization Cases are Off-Site Environmental Claims, arising from alleged contamination at sites the Debtors formerly owned or sites owned by third parties at which the Debtors arranged for the disposal of waste materials. Exhibit M also contains a list of the Debtors’ former sites or offsite disposal locations where the Debtors currently believe they may have potential environmental liabilities.

The Debtors believe that the number and Allowed Amount of Environmental Claims asserted against them in the Reorganization Cases will ultimately be significantly less than the asserted number and amount of such Claims for several reasons. First, approximately $172 million in face amount of Environmental Claims appear to be duplicative or unsubstantiated, or have been withdrawn, amended or superseded by other Claims. The Debtors expect that such Environmental Claims will be disallowed or resolved by stipulation or order, to the extent not otherwise withdrawn by the claimants. In addition, the Debtors have reached tentative agreements with parties asserting approximately $20 million in face amount of Environmental Claims to reduce the Allowed Amount of those claims to approximately $260,000 in the aggregate.

Accordingly, the Debtors believe that $192 million in face amount of Environmental Claims will be disallowed by objection or agreement in the Reorganization Cases. Of the remainder, the Debtors believe that $6 million are On-Site Environmental Claims that will be unimpaired under the Plan and hence will continue to be capable of assertion against the Reorganized Debtors. In addition, the Debtors’ preliminary analyses indicate that approximately $9 million in Off-Site Environmental Claims are properly asserted against various U.S. Debtors and should be Allowed. The Debtors are continuing to review and attempt to resolve the remaining $45 million in Environmental Claims.

Various environmental claimants have asserted that certain environmental claims which “arise” following the effective date of a confirmed plan of reorganization should not be subject to discharge even if the claim is based upon the debtor’s pre-petition conduct, according to certain interpretations of judicial decisions in the Third Circuit. Since there is some debate and uncertainty regarding when potential liabilities or obligations under certain Environmental Laws become a Claim according to Third Circuit case law, there is the possibility that some Environmental Claims, other than On-Site Environmental Claims, might be asserted against the Reorganized U.S. Debtors.

In addition, the Debtors have tentatively resolved potential Environmental Claims not included in the approximately $252 million in filed Environmental Claims referenced above held by the United States on behalf of the U.S. Environmental

Protection Agency (“EPA”) for a negotiated value of $1.6 million. This tentative agreement is being reviewed by the respective senior management of the Debtors and the EPA, who are also discussing whether the EPA can appropriately seek to assert some or all of its claim as a setoff against certain refunds that the IRS owes to various U.S. Debtors. The Debtors hope to reach formal agreement on this settlement and file a motion seeking Bankruptcy Court approval of the settlement agreement in the near future following a public comment period of 30 days from the agreement’s publication in the Federal Register. During the negotiations on this agreement, the Bankruptcy Court has granted several extensions of the Bar Date for the EPA to file Environmental Claims in these Reorganization Cases.

T.	Material Postpetition Litigation Involving the U.S. Debtors

Subsequent to the Petition Date, the Debtors have been involved in certain significant postpetition litigation commenced by third parties and not discussed elsewhere in this Disclosure Statement. In particular, two significant proceedings have been commenced that involve the Debtors, one by Nippon Piston Rings, Inc. and a second by Joseph Scott Sherrill and Keith A. Siverly. Each is discussed in turn below.

1.	Nippon Piston Ring Co., Ltd. v. Federal-Mogul Corporation et al., Adversary Proceeding No. 03-60184 (RTL).

On December 23, 2003, Nippon Piston Ring Co., Ltd. (“NPR”), a Japanese corporation, filed an adversary complaint in the Bankruptcy Court against Debtors Federal-Mogul, F-M Powertrain, and FMPRI. The gravamen of the multiple-count complaint is a claim for approximately $20 million in damages based on the alleged loss of value of NPR’s minority common stock interest in a former Federal-Mogul affiliate that had also been known as Federal-Mogul Piston Rings, Inc. (“Old Piston Rings”). The complaint also alleges claims of lesser magnitude for breach of contract and injunctive relief. This action remains pending before the Bankruptcy Court as of the date of this Disclosure Statement.

The dispute centers around two written agreements, a Second Stockholders Agreement dated December 15, 1993, and a License Agreement, as restated, replaced and amended, dated April 22, 1998. Pursuant to the Second Stockholders Agreement, NPR held 862 shares of non-voting, non-convertible Class B common stock of Old Piston Rings, and certain related rights to nominate (but not appoint) one of the five members of Old Piston Rings’ Board of Directors. As part of an effort to simplify Federal-Mogul’s corporate structure prior to the Petition Date, Old Piston Rings was merged into Powertrain, with Powertrain becoming the surviving entity. Upon conclusion of the merger, Old Piston Rings ceased to exist. The subject Merger Agreement failed to address expressly NPR’s minority stock position in Old Piston Rings. Shortly after the conclusion of the merger, and in recognition of NPR’s minority stock ownership in Old Piston Rings, Federal-Mogul formed a new entity which is the current Debtor FMPRI, and assigned to FMPRI substantially all of the assets that had previously been owned by Old Piston Rings. Thereupon, Federal-Mogul and Powertrain tendered to NPR an amount of common stock of FMPRI equivalent to NPR’s former stock ownership in Old Piston Rings. To date, however, NPR has declined to accept the tender of stock in FMPRI. The Second Stockholders Agreement also contains reciprocal non-competition covenants which each party claims the other party has breached. Pursuant to the License Agreement, NPR and Federal-Mogul cross-licensed certain technology to one another, and agreed to provide technical support and know-how to the other party in support of the licensed technology. Each party also contends that the other is in default of its obligations under the License Agreement. In addition to the foregoing, NPR claims that the action by Federal-Mogul and Powertrain permitting Old Piston Rings to participate in Federal-Mogul’s former accounts receivable securitization facility, and permitting Old Piston Rings’ assets to be used as collateral for the Senior Bank Claims and Surety Claims, constitute breaches of fiduciary duty owed to NPR as a minority shareholder. NPR’s damage claim is based on the total amount it has allegedly invested in the subject business enterprise since its inception.

The Debtors have answered NPR’s Complaint denying its material allegations and asserting a number of affirmative defenses. NPR’s Complaint mirrors five separate proofs of claim which NPR filed with the Debtors’ Claims Agent prior to the March 3, 2003 bar date. Therefore, in addition to defenses as to the merits of the claims alleged by NPR, the Debtors contend that NPR’s Complaint is superseded by its previously filed proofs of claim, and that the Adversary Proceeding should either be dismissed, or alternatively should be stayed pending the filing of objections to NPR’s proofs of claim under Section 502 of the Bankruptcy Code. In addition, the Debtors have asserted two counterclaims against NPR. The first counterclaim seeks subordination of all of NPR’s claims under Section 510(b) of the Bankruptcy Code. The second counterclaim seeks damages for NPR’s breach of the non-competition provisions of the Second Stockholders Agreement, and breach of NPR’s obligations to provide technical assistance and know-how to Federal-Mogul and Powertrain under the

License Agreement. The Debtors have announced their intention to file a motion to stay all proceedings in this adversary proceeding pending the filing of formal objections to NPR’s proofs of claim or estimation proceedings under Section 502(c).

2.	Litigation Concerning Salaried Employees’ Investment Program.

The following description was prepared by the Debtors and represents their views and interpretations of the matters. Representatives of Joseph Scott Sherrill (“Sherrill”), the claimant, dispute portions of the following description.

Factual Background. This series of related proceedings, including the class proof of claim filed by Sherrill in the face amount of $97,968,790.00 (the “Class Claim”), arises out of the Federal-Mogul Corporation Salaried Employees’ Investment Program (“SEIP”) which the Company established on or about September 1, 1960 and maintained through the Petition Date. The SEIP is a participant-directed, ERISA-qualified employee benefit plan pursuant to which eligible employees of certain Debtors could voluntarily elect to participate by making pre-tax or after-tax contributions to a tax-qualified trust. Contributions to the trust were, in turn, invested through separate investment funds maintained and administered according to the terms and provisions of the SEIP. During the pertinent time period, SEIP participants could select from as many as eight separate investment options, one of which was the Federal-Mogul Common Stock Fund (“Common Stock Fund”), a unitized stock fund that invested only in Federal-Mogul common stock. Contributions to a participant’s SEIP account were funded through payroll deductions, and also by matching contributions made by Federal-Mogul in the form of Federal-Mogul common stock, Federal-Mogul Series C ESOP Convertible Preferred Stock (funded through an employee stock ownership plan and hereinafter referred to as the “Preferred Stock Fund”), or cash (individually or collectively, “matching contributions”). Matching contributions equaled 50% of the SEIP participant’s annual direct contributions, but were capped at 4% of the participant’s eligible compensation. Contributions, and any gains or losses, were allocated to each participant’s individual account or accounts within the SEIP.

SEIP participants were at all times entitled to transfer their own contributions between and among the various investment options. Prior to December 2000, however, each participant was restricted in his or her ability to transfer money out of the Common Stock Fund (to the extent funded with matching contributions) or the Preferred Stock Fund. In December 2000, the SEIP was amended to permit the participants to freely transfer the matching contributions out of the Common Stock Fund and into alternative investment options. In addition, on or about September 28, 2001, Federal-Mogul established a Supplemental Pension Account within its system of qualified pension plans that enabled SEIP participants to recoup their basis in their SEIP matching contribution accounts as a result of the above-described transfer restrictions. All SEIP participants who were then employees or retirees became eligible to receive a benefit equal to the amount of all matching contributions previously made on each participant’s behalf as of December 21, 2000, reduced by the market value of the participant’s common stock matching contribution account as of that date. In July 2001, Federal-Mogul discontinued the practice of making matching contributions to the SEIP in the form of Federal-Mogul common stock, and had previously discontinued making matching contributions in the form of Federal-Mogul preferred stock.

Claimant Sherrill is a former Federal-Mogul employee and was a participant in the SEIP. According to the Debtors’ records, Sherrill began participating in the SEIP in 1999 and withdrew from the Plan in December 2000. At that time Sherrill had sustained a loss of approximately $461.12 in the Common Stock Fund, and had realized a net gain of $56.16 in the Preferred Stock Fund. Sherrill terminated his employment on October 31, 2001. Shortly after terminating his employment, Sherrill received a complete distribution of his SEIP account balances.

The Class Proof of Claim. On March 3, 2003, Sherrill filed Proof of Claim No. 7314 on his own behalf and on behalf of a purported “class of persons similarly situated” consisting of “[a]ll participants (and their beneficiaries) in the [SEIP], for whose accounts the . . . Plan made or maintained investments in the Federal Mogul common stock and preferred stock . .. .at any time from June 30, 1999 to October 1, 2001.” The Class Claim is based on alleged breaches of fiduciary obligations by Federal-Mogul under the Employee Retirement Income Security Act (“ERISA”), 29 U.S.C. §§ 1001, et seq. The Class Claim was filed in the face amount of $97,968,790 calculated on the basis of the alleged loss of the total “value of common and preferred stock acquired by the [SEIP] in the years 1999, 2000 and 2001.” The Debtors dispute any and all liability under the Class Claim. To that end, on December 4, 2003, the Debtors filed an objection to allowance of the Class Claim in whole or in part, and additionally have asserted a counterclaim to subordinate the full amount of the Class Claim in accordance with the provisions of 11 U.S.C. § 510(b). On or about February 2, 2004, Sherrill filed his response to the Debtors’ objection and answer to the counterclaim. The objection and counterclaim are now at issue and remain pending at this time.

Sherrill’s Motion for Relief from the Automatic Stay. In addition to Proof of Claim No. 7314 described above, Sherrill together with another former Federal-Mogul employee, Keith A. Siverly (“Siverly”), commenced a class action in the United States District Court, Southern District of Illinois, styled Sherrill et al. v. Federal-Mogul Corporation Retirement Programs Committee, et al., No. 03-4165-SLF (“Illinois Action”) on or about September 22, 2003. The Illinois Action names as defendants certain of the Debtors’ present and former officers, directors and employees, as well as State Street Bank & Trust (as investment manager and trustee) and Comerica Bank (as trustee). The claims asserted in the Illinois Action are predicated on the same operative facts as set forth in Sherrill’s Proof of Claim No. 7314. However, the operation and effect of the automatic stay of 11 U.S.C. § 362(a) in the Debtors’ chapter 11 cases prevented Sherrill from naming the Debtors as defendants in the Illinois Action. Accordingly, on or about October 27, 2003, Sherrill filed a motion for relief from the automatic stay before the Bankruptcy Court in the Debtors’ Reorganization Cases. The Debtors opposed Sherrill’s relief from stay motion in writing and at oral argument at the November 20, 2003 hearing before then-presiding Bankruptcy Judge Randall Newsome. At the hearing on November 20 and through an order entered on December 22, 2003, Judge Newsome ordered that a ruling on Sherrill’s relief from stay motion would be deferred until after a decision was reached on the Debtors’ action to subordinate the Class Claim pursuant to Section 510(b). Judge Newsome further ordered that if the Court subordinated the Class Claim, the relief from stay motion would be denied, but that if the Court determined that the Class Claim should not be subordinated, the relief from stay motion would be granted and Sherrill would be permitted to bring an action against Federal-Mogul in the Illinois Action.

The officers, directors and employees of the Debtors who are named defendants in the Illinois Action, as well as Federal-Mogul Corporation, are insured under various insurance policies with substantial aggregate limits. The Debtors believe that the potential of recovery under these insurance policies is the primary motivation for Sherrill’s pursuit of this litigation, as well as the assertion of the Class Claim. The Debtors believe that the insurance is likely to provide the defendant officers, directors and employees, as well as Federal-Mogul Corporation, with adequate coverage in the Illinois Action. The Debtors have been advised that, absent settlement, Sherrill intends to check the applicable box on the ballot so as not to grant the releases in favor of the defendant officers, directors and employees that would otherwise occur pursuant to Section 9.2.2 of the Plan, thereby also excluding said defendants from the protection of the Supplemental Injunction regarding the Illinois Action that would otherwise occur pursuant to Section 9.3.1 of the Plan.

Sherrill’s Request for Class Certification. In October 2003, Sherrill also moved the Bankruptcy Court for an order certifying the purported class of SEIP participants on whose behalf the Class Claim was filed as a class under Federal Rule of Civil Procedure 23 and Fed. R. Bankr. P. 7023. The motion also sought to designate Sherrill and Siverly as the class representatives. On November 10, 2003, the Debtors filed their written objection to the motion for class certification and requested that the Court defer taking any action with respect to Sherrill’s request for class certification unless and until the Debtors had an opportunity to conduct discovery, and/or the Court determined the Debtors’ objection to allowance of the Class Claim, including the issue of subordination. On November 20, 2003, Judge Newsome conducted a hearing on the motion for class certification and the Debtors’ objections to the motion. At the hearing and through an order entered on December 22, 2003, Judge Newsome ordered that a ruling on the issue of class certification would be deferred until after a decision was reached on the Debtors’ action to subordinate the Class Claim pursuant to Section 510(b). Judge Newsome observed at the hearing that if the Court subordinated the Class Claim it would be a waste of time and money to litigate over class certification. On the other hand, Judge Newsome observed that if the Court did not subordinate the Class Claim, it would be more efficient to litigate the class certification issues in the Illinois Action. Accordingly, Judge Newsome ordered that if the Court determined that the Class Claim should not be subordinated, Sherrill would be permitted to litigate the class certification issues in the Illinois Action.

If the Class Claim is subordinated pursuant to Section 510(b), the Class Claim would be classified and treated as a Subordinated Securities Claim in Class 1N under the Plan. If the Class Claim is not subordinated pursuant to Section 510(b), the Class Claim, if allowed on the merits, would be classified and treated as an Unsecured Claim in Class 1H under the Plan. The amount of any Allowed Class Claim, whether classified as a Class 1N or Class 1H Claim, would be equal to the liquidated amount, as determined by final court order or by agreement, after subtracting any recovery on behalf of the Class Claim from the applicable insurance policies.

U.	Compromise and Agreement Among the Noteholders and Asbestos Personal Injury Claimants.

The Plan is based primarily upon a compromise and agreement among the Unsecured Creditors Committee and the Asbestos Claimants Committee. At its core, the agreement provides that the holders of Noteholder Claims and Asbestos

Personal Injury Claims and Demands will receive nothing on account of their respective Claims and Demands from the Debtors except 100% of the common stock of Reorganized Federal-Mogul. Specifically, (i) 49.9% of the Reorganized Federal-Mogul Common Stock will be distributed to the Noteholders and the holder of Convertible Subordinated Debenture Claims and (b) 50.1% of the Reorganized Federal-Mogul Common Stock will be distributed to a trust established pursuant to Section 524(g) of the Bankruptcy Code for the benefit of the holders of Asbestos Personal Injury Claims and Demands. The holders of Asbestos Personal Injury Claims and Demands will also receive the benefit of any Asbestos Insurance Policies and any Asbestos Insurance Action Recoveries. Most other unsecured creditors (such as the holders of trade claims and other unsecured claims) will receive cash distributions in amounts that take into account the value of the common stock distributions to the Noteholders (taking into account a discount for the cash distributions to such unsecured claims and the absence of any collateral in respect of such non-Noteholder Claims). Holders of Unsecured Claims against the U.K. Debtors will receive one of the treatments described in Section VI.C.4.h.(2), below.

The Unsecured Creditors Committee and the Asbestos Claimants Committee believe that the foregoing settlement is a fair and reasonable allocation of the value of these Estates among the unsecured creditor constituencies of the Debtors. Both the Noteholders and the holders of Asbestos Personal Injury Claims assert substantial claims against most of the principal Debtors in these Reorganization Cases. Both the Unsecured Creditors Committee and the Asbestos Claimants Committee recognize, however, that any contested valuation proceedings regarding the asbestos liabilities of the Debtors would be costly and time consuming. Any such valuation, moreover, would be complicated by the fact that the alleged asbestos liabilities arise from six different “streams” of liability, each relating to specific products, and each of which in turn arises from corporate acquisitions made by Federal-Mogul during the period from 1965 through 1998. The parties, in essence, would have to value six distinct and different streams of asbestos liabilities and then determine the value, if any, available for distribution to each group of Asbestos Personal Injury Claims and Demands. These valuations would be further complicated by the fact that each Debtor with alleged asbestos liabilities has varying insurance coverage and varying amounts of secured and unsecured commercial debt. The parties would also have to unwind hundreds of millions of dollars of complicated intercompany transfers. In sum, the process of analyzing and liquidating the amount and value of the asbestos liabilities of the Debtors would have been extremely costly and time-consuming and would have easily added years to the completion of these Reorganization Cases.

For all of the foregoing reasons, the Unsecured Creditors Committee and the Asbestos Claimants Committee agreed to settle the allocation of the value of these Estates among the principal unsecured creditor constituencies of the Debtors. Both the Unsecured Creditors Committee and the Asbestos Claimants Committee agree that the settlement fairly allocates the value of these Estates among the approximate amounts of commercial and asbestos liabilities of the Debtors and avoids the delays, costs and risks associated with trying to fix precise values for the asbestos liabilities of the Debtors through contested valuation and plan proceedings. The settlement also enables each group of creditors to obtain significant financial recoveries at an earlier date than would be available in any contested proceedings and allows the Debtors to emerge from bankruptcy more quickly and refocus all of their efforts on operating their businesses, as reorganized, without the costs and burdens of Chapter 11.

V.	Compromise and Agreement with the Holders of Bank Claims.

Following its appointment in these Reorganization Cases, the Unsecured Creditors Committee undertook an investigation of, among other things, the validity and priority of the liens securing the Bank Claims. As of the Petition Date, the Bank Claims totaled nearly $2.0 billion and were secured by first-priority liens on substantially all of the United States assets of the U.S. Debtors and 65% of the stock of certain foreign subsidiaries of the U.S. Debtors. The Unsecured Creditors Committee concluded as a result of its investigation that it had a good faith basis upon which to challenge and seek to set aside a significant portion of the liens securing the Bank Claims. Among other things, the Unsecured Creditors Committee alleged that certain of the liens securing the Bank Claims were avoidable as fraudulent transfers under applicable state and federal law. The holders of Bank Claims vigorously disputed any and all such allegations and maintained that their security interests were valid and enforceable.

In order to avoid costly and time-consuming litigation over the validity and extent of the liens securing the Bank Claims, the Unsecured Creditors Committee and the holders of the Bank Claims entered into negotiations regarding the possible consensual restructuring of the Bank Claims. As a result of those negotiations, the holders of Bank Claims have agreed to restructure their approximately $2.0 billion of prepetition secured claims. In summary terms, approximately $1.3 billion of the Bank Claims will be refinanced in a new secured credit facility. Additionally, $300 million of the Bank Claims will be converted into Junior Secured Pay-In-Kind Notes. The remaining amount of approximately $328 million of Bank Claims will either be refinanced, in whole or in part, as part of the Exit Facilities or will be converted into an additional senior tranche of the new $1.3 billion secured credit facility. The holders of the Bank Claims have also agreed that the liens to be granted in connection with the Exit Facilities and the refinanced portion, if any, of the Tranche C portion of the DIP Facility will be senior to the liens securing the restructured Bank Claims.

The Plan Proponents believe that the terms of the foregoing settlement are favorable for the Debtors and their Estates. The restructuring of the Bank Claims as outlined above will have immediate and material economic benefits for the Debtors and will help provide the Debtors with a viable capital structure on and after the Effective Date. The settlement also enables the Debtors to obtain the Exit Facilities and to emerge more quickly from these Reorganization Cases.

W.	Compromise and Agreement with the Equity Committee.

The Plan also embodies a settlement with the Equity Committee with respect to the treatment of Equity Interests in Federal-Mogul under the Plan. Federal-Mogul and its official creditor constituencies all believe that, because of Federal-Mogul’s significant liabilities, particularly with respect to the Bank Claims, Noteholder Claims and Asbestos Personal Injury Claims and Demands, there is no value attributable to the currently outstanding preferred and common stock of Federal-Mogul. The Equity Committee disagrees and contends that there is value available to Equity Interests in Federal-Mogul after the allowance and payment of valid Claims and Demands against Federal-Mogul.

In order to determine conclusively whether such Equity Interests are entitled to any distributions, the Plan Proponents would have to engage in contested valuation proceedings which, for the reasons discussed above in Article V.V, would be costly and time consuming. The Bankruptcy Court ordered in April 2003 that the parties, including the Equity Committee on behalf of the holders of equity interests in Federal-Mogul Corporation, and the Unsecured Creditors Committee and Asbestos Claimants Committee on behalf of their constituencies, should begin discovery relating to and preparation for such valuation proceedings. These proceedings were to have culminated in a two-day trial before the Bankruptcy Court in July 2003.

During the process of preparing for such trial, and in order to avoid much of the expense, delay and risk associated with the proposed valuation proceedings, the Plan Proponents agreed to a compromise. Pursuant to the terms of that compromise, the holders of Equity Interests in Federal-Mogul, as well as holders of Subordinated Securities Claims related to such Equity Interests, will receive certain warrants for the purchase of Reorganized Federal-Mogul Common Stock if such holders vote in favor of the Plan. In particular, the Plan provides that the holders of Equity Interests (or Subordinated Securities Claims attributable to such Equity Interests) in those Classes which vote to accept the Plan will be entitled to receive their ratable distribution of the Warrants. If any Class of such Equity Interests and/or Subordinated Securities Claims rejects the Plan, then such Class will not receive or retain anything on account of its respective Equity Interests and/or Claims, as applicable.

X.	Compromise and Agreement with Dan=Loc.

The Plan also embodies a settlement with Dan=Loc with respect to actual and potential contractual indemnification claims and other claims against the Debtors and their non-Debtor Affiliates. Pursuant to the Dan=Loc Deed of Special Indemnity and the Dan=Loc Deed of Guarantee entered into on or about April 11, 1997 in conjunction with the acquisition by Dan=Loc of substantially all of the assets of GHI, Dan=Loc alleges that it has indemnification claims against the Debtors. To the extent that these indemnification claims arise from asbestos personal injury claims asserted against Dan=Loc, such Claims are classified as Indirect Asbestos Personal Injury Claims under the Plan. To the extent these indemnification claims include environmental and property damage claims against the Debtors, such Claims are classified as Unsecured Claims under the Plan.

Dan=Loc has objected to the classification of its contractual indemnification claims, and contends that all such claims should either be Unsecured Claims against the Debtors, or placed in an entirely separate class of claims. In addition to those indemnification claims against the Debtors that arise from asbestos personal injury claims asserted against Dan=Loc, Dan=Loc has also asserted liquidated non-contingent Environmental Claims against the Debtors in the approximate amount of $2,500,000 and indemnification claims against certain non-Debtor Affiliates. Moreover, Dan=Loc has objected to the Asbestos Injury Trust Distribution Procedures established for the Trust to resolve allowance issues with respect to Indirect Asbestos Personal Injury Claims.

This compromise is the product of negotiations engaged in between the Asbestos Claimants Committee and Dan=Loc. As discussed in Section IV.I.1 above, Dan=Loc has various defenses to the underlying Asbestos Personal Injury Claims in which it has been named because the basis for almost every (if not, in fact, every) Asbestos Personal Injury Claim brought against Dan=Loc are actions taken by the Debtors prior to the purchase by Dan=Loc of substantially all of GHI’s assets and business in April 1997. Moreover, Dan=Loc has limited assets and no asbestos personal injury insurance by which to improve the asset pool of the Trust. In addition, as part of the compromise, Dan=Loc has agreed to a broad waiver and release of Claims against the Debtors (including, but not limited to, Environmental Claims) and their non-Debtor Affiliates. For all of these reasons, the Asbestos Claimants Committee and the other Plan Proponents have agreed to this compromise, the terms of which are set forth below:

•	“Dan=Loc/GHI Indemnified Asbestos Personal Injury Claims and Demands” means any Asbestos Personal Injury Claim or Demand that is both: (A) (i) based upon exposure, occurring at any time, to an asbestos-containing product manufactured, distributed, or sold prior to April 11, 1997 by GHI or any other Debtor that has been, is or could be asserted against Dan=Loc or its subsidiaries or affiliates or their respective successors, including but not limited to The Flexitallic Group, Inc. and its subsidiaries and affiliates (collectively referred to herein as the “Dan=Loc Group”) or (ii) based upon exposure, prior to April 11, 1997, to asbestos present in the internal or external fabric of any building owned or leased by GHI or any other Debtor and which was acquired or leased by the Dan=Loc Group from GHI or any other Debtor under the terms of the 1997 Flexitallic Asset Purchase Agreement, that has been, is or could be asserted against the Dan=Loc Group; and (B) is an “Asbestos Related Claim” (as such term is defined in the Dan=Loc Deed of Special Indemnity) subject to indemnification by GHI under Section 2.2 of the Dan=Loc Deed of Special Indemnity and Section 2.2 of the Dan=Loc Deed of Guarantee (copies of which are attached to the Plan collectively as Exhibit 1.1.55). Dan=Loc/GHI Indemnified Asbestos Personal Injury Claims and Demands shall also mean any Asbestos Personal Injury Claims and Demands falling within the sharing provisions of Section 2.5 of the Deed of Special Indemnity to the extent of the percentage allocable to GHI or any other Debtor thereunder, if such Claims or Demands allocable to GHI meet the requirements of the preceding sentence;[3] provided, however, that in no event shall Dan=Loc Indemnified Indirect Asbestos Personal Injury Claims and Demands include any Claims or Demands made against the Dan=Loc Group at any time after April 11, 2024.

•	Dan=Loc/GHI Indemnified Asbestos Personal Injury Claims and Demands will be included in the definitions of Asbestos Personal Injury Claim, Asbestos Personal Injury Demand and Indirect Asbestos Personal Injury Claims under Sections 1.1.20, 1.1.21 and 1.1.94 of the Plan, respectively. All Dan=Loc/GHI Indemnified Asbestos Personal Injury Claims and Demands will be channeled to the Trust pursuant to Section 524(g), and the Dan=Loc Group shall be designated as a Protected Party of the Section 524(g) channeling injunctions with respect to the Dan=Loc/GHI Indemnified Asbestos Personal Injury Claims and Demands. No other claims or demands against, or liabilities or obligations of, the Dan=Loc Group shall be channeled to the Trust.

•	On the Effective Date, each of the Dan=Loc Deed of Special Indemnity and the Dan=Loc Deed of Guarantee shall be deemed terminated by agreement and the Dan=Loc Group shall release any and all Claims, obligations and liabilities (including, but not limited to, Environmental Claims) whatsoever against any and all of the Debtors, their non-Debtor Affiliates, and the Released Parties (i) under the Dan=Loc Deed of Special Indemnity, (ii) under the Dan=Loc Deed of Guarantee, (iii) or otherwise, except that Asbestos Property Damage Claims against the Debtors that the Dan=Loc Group had under the Dan=Loc Deed of Special Indemnity and Dan=Loc Deed of Guarantee as of the Petition Date shall, to the extent that any such Claims are Allowed, be treated as Unsecured Claims under the Plan.

Y.	Potential Compromise and Settlement With Pneumo Abex Parties.

Below (including definitions) are draft potential provisions (the “Draft PA Transaction Proposal”) that (i) describe a proposal by the so-called Pneumo Abex Parties for a potential agreement between the Pneumo Abex Parties and all of the

[3]	The sharing provisions of Section 2.5 of the Dan=Loc Deed of Special Indemnity pertain to Asbestos Personal Injury Claims and Demands asserted in connection with any asbestos containing product manufactured, distributed or sold by GHI or any other Debtor prior to April 11, 1997, which Asbestos Personal Injury Claim also alleges exposure to any asbestos containing product manufactured, distributed or sold by the Dan=Loc Group on or after April 11, 1997, and which Asbestos Personal Injury Claim is based upon exposure to asbestos from such product during a period of time both prior to and after April 11, 1997.

Plan Proponents (the “Pneumo Abex Transaction”) pursuant to which the Pneumo Abex Parties will receive the benefits of an injunction pursuant to Section 524(g) and 105 of the Bankruptcy Code channeling Pneumo Abex Asbestos Claims to a newly created Pneumo Abex Subfund that would be contained within the FMP Fund, which FMP Fund is part of the Asbestos Personal Injury Trust Distribution Procedures, and (ii) address certain inaccuracies and deficiencies that Cooper Industries, Inc. (“Cooper”) contends exist in the descriptions otherwise set forth in the Disclosure Statement (as set forth below in Section 3 of the Draft PA Transaction Proposal).

The Pneumo Abex Parties are negotiating the terms of the potential Pneumo Abex Transaction with the Plan Proponents, and are hopeful that an agreement will be reached in the near future. Solicitation of votes by holders of Pneumo Abex Asbestos Claims in favor of the Pneumo Abex Transaction may accompany the solicitation of votes on the Plan or may occur subsequently thereto depending in part upon when (or if) agreement on the Pneumo Abex Transaction is reached. If a solicitation of votes in favor of the Pneumo Abex Transaction occurs and the Pneumo Abex Transaction is approved by the requisite majority of holders of Pneumo Abex Asbestos Claims, the Confirmation Hearing on the Plan will include a request that the Court approve the Pneumo Abex Transaction.

The Draft PA Transaction Proposal contains facts, characterizations and legal conclusions asserted by certain Pneumo Abex Parties relating to the Debtors’ obligations with respect to the Pneumo Abex Asbestos Claims with which the Plan Proponents may not agree, and inclusion of this Section V.Y in the Disclosure Statement, including the Draft PA Transaction Proposal below, shall in no way constitute agreement or admissions with respect to any such facts, characterizations and legal conclusions. The proposed Pneumo Abex Transaction has not been accepted by the Plan Proponents and there are aspects of the Draft PA Transaction Proposal with which the Plan Proponents do not agree.

In connection with the withdrawal by Cooper of its objection to the Disclosure Statement and the Plan, and the waiver of any objections to confirmation of the Plan by Cooper (including by Cooper as subrogee to the rights of the Pneumo Abex Parties), the Plan Proponents have agreed to insert the Draft PA Transaction Proposal in the Disclosure Statement and Plan. The Plan Proponents understood and understand such confirmation objection waiver to have been made by Cooper on behalf of not just Cooper but all of the Pneumo Abex Parties in all respects; Cooper and the Pneumo Abex Parties dispute this understanding and contention and believe the confirmation objection waiver was solely on behalf of Cooper (including on behalf of Cooper as subrogee to the rights of the Pneumo Abex Parties). In the event agreement on the Pneumo Abex Transaction between all of the Plan Proponents and the Pneumo Abex Parties is not reached at least [30] days before the Voting Deadline, or such agreement on the Pneumo Abex Transaction is reached but approval thereof by the requisite holders of Pneumo Abex Claims is not obtained by the Voting Deadline, and notwithstanding any other provision of the Disclosure Statement or Plan, then: (i) none of the provisions of Article XII of the Plan shall be effective and such provisions shall be deemed removed from the Plan on the Confirmation Date; and (ii) none of the provisions of this Section V.Y. (except Section 3 of the Draft PA Transaction Proposal (which is qualified hereby in all respects as the contentions of certain Pneumo Abex Parties) and this paragraph and the preceding paragraph) shall be effective, and such provisions shall be deemed removed from the Disclosure Statement on the Confirmation Date.

Court approval of the Pneumo Abex Transaction is not a condition to confirmation of the Plan or the occurrence of the Effective Date. Except as set forth in the preceding paragraph, changes or revisions to the Plan or Disclosure Statement relating to the provisions of the Draft PA Transaction Proposal and/or the Pneumo Abex Transaction must be approved in writing by all of the Plan Proponents.

THE DRAFT PA TRANSACTION PROPOSAL

PROPOSED DISCLOSURE STATEMENT INSERTS

1.	Insert Concerning Section 524(g) Injunction

•	Insert a new Section I.A, titled “Notice of Special Plan Injunction” (and renumber remaining sections):

ARTICLE IX OF THE PLAN PROVIDES FOR THE ISSUANCE OF A CHANNELING INJUNCTION UNDER SECTIONS 105(a) AND 524(g) OF THE BANKRUPTCY CODE THAT PERMANENTLY ENJOINS ALL PERSONS HOLDING ASBESTOS PERSONAL INJURY CLAIMS FROM PURSUING A REMEDY AGAINST THE PROTECTED PARTIES AND CHANNELS THEM TO THE TRUST FOR RESOLUTION AND PAYMENT. SEE SECTION VI.F.3. BELOW FOR A DESCRIPTION OF SUCH INJUNCTION. THE PROTECTED PARTIES SHALL INCLUDE THE PNEUMO ABEX PARTIES IN RESPECT OF THE PNEUMO ABEX ASBESTOS CLAIMS, INCLUDING WITHOUT LIMITATION COOPER INDUSTRIES, INC., COOPER INDUSTRIES, LTD., PNEUMO ABEX CORPORATION, AND CERTAIN OTHER ENTITIES THAT MAY BE NAMED WITH THE CONSENT OF THE PLAN PROPONENTS AS PART OF THE AGREEMENT BY THE PLAN PROPONENTS TO THE PNEUMO ABEX TRANSACTION, ONLY IF THE PROPOSED SETTLEMENT GENERALLY DESCRIBED BELOW IN SECTION V.Y. IS CONSUMMATED.

2.	Inserts Describing Possibility of Settlement

•	Insert at the end of Section II.A:

In addition, subject to the outcome of ongoing negotiations, the approval of each Plan Proponent and execution of definitive settlement documentation on or before [30] days before the Voting Deadline, the Plan will implement a settlement with Cooper Industries, Inc. and Cooper Industries, Ltd. (collectively, “Cooper”), Pneumo Abex Corporation (“Pneumo Abex”), and certain other entities that may be named with the consent of each of the Plan Proponents as part of the agreement by the Plan Proponents to the Pneumo Abex Transaction (collectively, and together with any of their respective past, present or future affiliates, predecessors, successors or assigns, or the past, present or future officers, directors, employees, agents, affiliates, shareholders, lenders, attorneys, accountants, financial advisors, consultants or representatives of any of the foregoing, the “Pneumo Abex Parties”) pursuant to which the Pneumo Abex Parties would pay to a subtrust of the FMP Fund (the “Pneumo Abex Subfund”) to be established to pay Pneumo Abex Asbestos Claims (as defined in Section IV.I.2 below) an agreed amount, consisting of a combination of insurance rights and proceeds, cash, stock, guarantees and other forms of financial assurances, rights and proceeds calculated to be sufficient to pay in full all Pneumo Abex Asbestos Claims (based on claims projections made by the claims experts for the Future Claimants’ Representative and the Asbestos Claimants’ Committee and claims criteria and values similar to those set forth in the Asbestos Personal Injury Trust Distribution Procedures relative to the FMP (Wagner) Claims). In exchange for such payments, the Pneumo Abex Parties would receive the benefit of the Third Party Injunction (as well as injunctive relief under section 105 of the Bankruptcy Code) protecting such parties from Pneumo Abex Asbestos Claims.

•	Insert after next to last paragraph of Section IV.I.2:

As described below in section V.Y., the Debtors, the Asbestos Claimants’ Committee and the Future Claimants’ Representative have been negotiating and, at the time of approval of this Disclosure Statement, continue to negotiate with Cooper Industries, Inc., Cooper Industries, Ltd., Pneumo Abex Corporation, and certain other entities to settle all disputes among the parties concerning F-M Products’ alleged liability for Pneumo Abex Asbestos Claims and any Debtor’s asserted obligation to indemnify certain of these parties for such Pneumo Abex Asbestos Claims. Subject to reaching an agreement and final documentation and the approval of each Plan Proponent, the Pneumo Abex Parties will pay to the Pneumo Abex Subfund an agreed amount, consisting of a combination of insurance rights and proceeds, cash, stock, guarantees and other forms of financial assurances, calculated to be sufficient to pay in full all Pneumo Abex Asbestos Claims (based on claims projections made by the claims experts for the Future Claimants’ Representative and the Asbestos Claimants’ Committee and claims criteria and values similar to those set forth in the Asbestos Personal Injury Trust Distribution Procedures relative to the FMP (Wagner) Claims). In exchange for such payments, the Pneumo Abex Parties would receive, among other things, the benefit of the Third Party Injunction (as well as injunctive relief under section 105 of the Bankruptcy Code) protecting such parties from Pneumo Abex Asbestos Claims.

Pneumo Abex Asbestos Claim means any and all asbestos-related personal/bodily injury claims and demands (as those terms are defined in the Bankruptcy Code), including contribution and indemnity claims, whenever or however asserted, against Pneumo Abex or any other Pneumo Abex Party, whether asserted by agents or employees of any of the Pneumo Abex Parties or any other person or entity, whether in the nature of or sounding in tort, contract, warranty, conspiracy or any other theory of law, equity or admiralty, whatsoever, for, attributable to or arising under the laws of any jurisdiction, by reason of, directly or indirectly, physical, emotional or other personal/bodily injuries (including death resulting therefrom) caused, or allegedly caused, in whole or in part, directly or indirectly, by Pneumo Abex, any of its predecessors, or any of the Pneumo Abex Parties on behalf of Pneumo Abex or any of its predecessors, and due to the presence of or exposure to asbestos or asbestos-containing products manufactured, sold, supplied, produced, specified, selected, distributed or in any way marketed by Pneumo Abex or any of its predecessors, or by any actions, omissions or activities, direct or indirect, of Pneumo Abex or any of its predecessors, including all claims or demands, debts, obligations or liabilities for compensatory damages (such as, without limitation, loss of consortium or support, medical monitoring, personal or bodily injury, wrongful death, survivorship, proximate, consequential, general and special damages) and punitive damages. A holder of a Pneumo Abex Asbestos Claim shall be referred to as a “Pneumo Abex Asbestos Claimant.”

•	Insert after the last sentence of the last paragraph of Section IV.I.3:

Subject to the outcome of ongoing negotiations, the approval of each Plan Proponent and execution of definitive settlement documentation on or before [30] days before the Voting Deadline, this dispute may be settled. See section V.Y. below for a more complete discussion of the potential settlement.

•	Insert a new section IV.J.4.e.: “Pneumo Abex Insurance.”

As noted above, the Plan Proponents have been negotiating and, at the time of approval of this Disclosure Statement, continue to negotiate with Cooper Industries, Inc., Cooper Industries, Ltd., Pneumo Abex Corporation, and certain other entities to settle all disputes among the parties concerning F-M Products’ alleged liability for Pneumo Abex Asbestos Claims and any Debtor’s asserted obligations to indemnify certain of these parties for such Pneumo Abex Asbestos Claims. In connection with any such settlement, the Pneumo Abex Parties, in addition to providing certain other consideration, may make available to the Pneumo Abex Subfund certain insurance, rights and proceeds.4 Rights with respect to proceeds payable from insurance or other insurance rights may be made available through the Pneumo Abex Subfund’s ownership of the stock of Pneumo Abex, waiver or other adjustment of rights to proceeds payable from insurance or other insurance rights, or such other adjustment or transfer of rights as the Court may approve, or as otherwise provided by law.

•	Insert a new section V.Y.:

Y.	Potential Compromise and Settlement With Pneumo Abex Parties.

The Plan Proponents have been negotiating and, at the time of approval of this Disclosure Statement, continue to negotiate with Cooper Industries, Inc., Cooper Industries, Ltd., Pneumo Abex Corporation, and certain other parties to settle all disputes among the parties concerning F-M Products’ alleged liability for Pneumo Abex Asbestos Claims and any Debtor’s asserted obligations to indemnify certain of these parties for such Pneumo Abex Asbestos Claims. These liabilities and obligations are alleged to arise as a result of Wagner’s 1994 purchase of certain assets and assumption of certain liabilities of Pneumo Abex’s friction products division and the corresponding net of insurance indemnity of Pneumo Abex by Wagner for certain asbestos liabilities relating to the assets and business purchased, and the 1998 transaction in which Cooper sold F-M Products to Federal-Mogul Corporation pursuant to the 1998 Stock Purchase Agreement. Cooper additionally contends that these liabilities result from F-M Products’ direct liability for such asbestos claims arising out of the 1994 Asset Purchase Agreement, which the Debtors dispute. These negotiations follow many months of due diligence and analysis conducted by the Future Claimants’ Representative and the Asbestos Claimants’ Committee, through their respective legal, financial and claims advisors. While the negotiations have not been concluded at the time of approval of the Disclosure Statement, and while any agreement is subject to the execution of definitive settlement documents and the

[4]	The Pneumo Abex Parties shall retain the right to claim against the insurance for covered defense costs and indemnity damages incurred before the settlement effective date related to Pneumo Abex Asbestos Claims and for covered defense costs and indemnity damages incurred both before and after the settlement effective date not related to Pneumo Abex Asbestos Claims.

approval of each Plan Proponent, the parties intend to incorporate into (or attach to) the Plan any agreement on or prior to [30] days before the Voting Deadline.

Any such agreement will likely include, at a minimum, (a) creation of a Pneumo Abex Subfund and assumption by the Pneumo Abex Subfund of the obligation to resolve and pay the Pneumo Abex Asbestos Claims, (b) funding by the Pneumo Abex Parties of the Pneumo Abex Subfund, through a combination of insurance rights and proceeds, cash, stock, guarantees and other forms of financial assurances, in a significant agreed amount calculated to be sufficient to pay in full all Pneumo Abex Asbestos Claims (based on claims projections made by the claims experts for the Future Claimants’ Representative and the Asbestos Claimants’ Committee and claims criteria and values similar to those set forth in the Asbestos Personal Injury Trust Distribution Procedures relative to the FMP (Wagner) Claims), (c) establishment of trust distribution procedures similar to those employed in connection with the FMP (Wagner) Claims to resolve and pay the Pneumo Abex Asbestos Claims, (d) release and resolution of all claims by the Pneumo Abex Parties against the Debtors for net of insurance indemnity and guaranty related to the Pneumo Abex Asbestos Claims, (e) release of all indemnity obligations of the Pneumo Abex Parties to Pneumo Abex, (f) extension of the Third Party Injunction to cover the Pneumo Abex Parties, (g) pursuit of an appropriate stay pursuant to section 105 of the Bankruptcy Code temporarily enjoining the commencement or continuation of litigation or any other action against the Pneumo Abex Parties related to the Pneumo Abex Asbestos Claims from the date a signed term sheet is reached with the Plan Proponents through the date the Third Party Injunction is effective and (h) a requirement to incorporate such agreement into (or attach it to) the Plan and its related documents, including modification of the Third Party Injunction, to implement the settlement.

While the final structure and terms of any transaction with the Pneumo Abex Parties are subject to further negotiations and the approval of each Plan Proponent, the structures and terms presently under consideration by the Pneumo Abex Parties and the Plan Proponents include some or all of the following elements:

1. The Pneumo Abex Parties will make a Qualified Settlement Fund payment, consisting of a combination of insurance rights and proceeds, cash, stock, guarantees and other forms of financial assurances, to the Pneumo Abex Subfund, in a significant agreed amount calculated to be sufficient to resolve and pay in full all Pneumo Abex Asbestos Claims (based on claims projections made by the claims experts for the Future Claimants’ Representative and the Asbestos Claimants’ Committee and claims criteria and values similar to those set forth in the Asbestos Personal Injury Trust Distribution Procedures relative to the FMP (Wagner) Claims).

2. The Pneumo Abex Parties will agree that Pneumo Abex has certain rights in and to insurance and will waive and/or release or convey to Pneumo Abex certain other contract or derivative rights or claims thereto. This insurance has limits of liability of over $1.1 billion. Certain of the Pneumo Abex Parties may, after the transfer of operating assets out of Pneumo Abex, cause the transfer of all the outstanding ownership interests in Pneumo Abex or any successor by merger to the Pneumo Abex Subfund. The Pneumo Abex Subfund may enter into litigation control, reimbursement or similar agreements related to the insurance with some or all of the Pneumo Abex Parties to reimburse them for some or all of the Qualified Settlement Fund payments.

3. On the Effective Date and pursuant to the Plan, the Pneumo Abex Subfund shall assume responsibility for the resolution and payment of all Pneumo Abex Asbestos Claims in accordance with the Plan and the Asbestos Personal Injury Trust Distribution Procedures, as revised to incorporate the settlement that is reached.

4. Immediately upon execution of a signed term sheet and approval by each Plan Proponent, the Debtors, the Future Claimants’ Representative, the Asbestos Claimants’ Committee and the Pneumo Abex Parties shall jointly request the Bankruptcy Court (or the District Court) to issue an appropriate stay pursuant to section 105 of the Bankruptcy Code temporarily enjoining the commencement or continuation of litigation or any other action against the Pneumo Abex Parties related to the Pneumo Abex Asbestos Claims through the date that the Third Party Injunction in favor of the Pneumo Abex Parties is effective.

5. Subject to the approval of each Plan Proponent, the definitive settlement documents shall permanently settle and resolve any and all current and potential claims (present or future) against the Pneumo Abex Parties relating to, associated with, arising from or on account of any Pneumo Abex Asbestos Claim.

6. The Pneumo Abex Parties shall become Protected Parties under the Third Party Injunction entered by the United States District Court for the District of Delaware, which injunction shall permanently enjoin any and all past, present and future holders of Pneumo Abex Asbestos Claims or their representatives from ever pursuing a remedy relating to, associated with, arising from or on account of any and all claims against or from the Pneumo Abex Parties.

7. If approved by each Plan Proponent, at the closing of the proposed settlement, the Pneumo Abex Parties, the Asbestos Claimants’ Committee, the Unsecured Creditors’ Committee, the FMP Fund and its trustees, the Pneumo Abex Subfund and its trustees, the Future Claimants’ Representative, and the Debtors shall each execute and exchange releases implementing the settlement. Those releases shall release each party (and each party’s past, present or future affiliates, predecessors, successors and assigns, and the past, present or future agents, directors, officers, employees, shareholders, representatives, consultants, attorneys, accountants, financial advisors, lenders and affiliates of any of the foregoing), from any and all claims related to Pneumo Abex Asbestos Claims, the Pneumo Abex indemnities, and the transactions that gave rise to the settlement agreement.

8. Pneumo Abex and the Pneumo Abex Subfund will jointly and severally defend, indemnify and hold harmless the Pneumo Abex Parties and Reorganized Federal-Mogul Corporation and its affiliates (as well as their respective past, present or future affiliates, predecessors, successors or assigns, or past, present or future officers, directors, employees, agents, affiliates, shareholders, lenders, attorneys, accountants, financial advisors, consultants or representatives of any of the foregoing) from any and all claims, including without limitation, attorneys’ fees, associated with, arising from, on account of or relating to any Pneumo Abex Asbestos Claim.

9. The Plan, and its incorporated Third Party Injunction, will be modified to incorporate and implement the terms of the settlement.

10. The Asbestos Personal Injury Trust Distribution Procedures will be amended to create a matrix and claims resolution process for Pneumo Abex Asbestos Claims similar to the matrix and claims resolution process applicable to the FMP (Wagner) Claims described in the Asbestos Personal Injury Trust Distribution Procedures. Pneumo Abex Asbestos Claims shall become “TDP Valued Claims” under the Asbestos Personal Injury Trust Distribution Procedures and claimants will be able to submit their claims for resolution via an administrative process and will not be required to liquidate the claims in the tort system (as would be the case in the absence of the implementation of the proposed settlement). The claims criteria and values for the Pneumo Abex Asbestos Claims will be similar to the claims criteria and values set forth in the Asbestos Personal Injury Trust Distribution Procedures relative to the FMP (Wagner) Claims described therein.

The Debtors, Future Claimants’ Representative and the Asbestos Claimants’ Committee have expended significant time and effort evaluating the merits of, and negotiating, a potential settlement with the Pneumo Abex Parties. While there can be no assurance that an acceptable settlement will be negotiated and documented, the Future Claimants’ Representative and the Asbestos Claimants’ Committee believe that, if an acceptable final agreement can be reached, it would provide significant advantages and value to the holders of Pneumo Abex Asbestos Claims. First, and foremost, a settlement will allow the payment in full of all Pneumo Abex Asbestos Claims. In this regard, the Pneumo Abex Parties would be paying an agreed amount calculated to pay in full all Pneumo Abex Asbestos Claims (based on claims projections made by the claims experts for the Future Claimants’ Representative and the Asbestos Claimants’ Committee and claims criteria and values similar to those set forth in the Asbestos Personal Injury Trust Distribution Procedures relative to the FMP (Wagner) Claims). This payment, in the form of cash, stock, insurance rights and proceeds, guarantees and other forms of financial assurances, is anticipated to have a significant present value. Second, a settlement would provide the Pneumo Abex Subfund with immediate liquidity enabling the prompt payment of Pneumo Abex Asbestos Claims. Third, the proposed settlement provides claimants asserting Pneumo Abex Asbestos Claims against the Pneumo Abex Subfund with a simple, fully funded trust mechanism—the Pneumo Abex Subfund—to obtain payment of their claims through the Asbestos Personal Injury Trust Distribution Procedures, instead of forcing those claimants to pursue the more uncertain, expensive, time-consuming and burdensome litigation route. Fourth, the proposed settlement avoids time-consuming and expensive litigation over the claims of the Pneumo Abex Parties against the various Debtors related to the Pneumo Abex Asbestos Claims.

Subject to the approval of each Plan Proponent, the terms of any agreement reached with the Plan Proponents related to the Pneumo Abex Asbestos Claims will be filed with the Bankruptcy Court and posted on the Debtors’ case website no later than [30] days before the Voting Deadline.

IN THE EVENT THE PNEUMO ABEX TRANSACTION IS APPROVED AND THE PLAN IS CONFIRMED, THE PNEUMO ABEX PARTIES WILL BE BENEFICIARIES OF THE THIRD PARTY INJUNCTION AND THE SUPPLEMENTAL INJUNCTION CONTAINED IN THE PLAN.

•	Insert the following after the first sentence of section VI.E.26:

Indeed, the Plan Proponents intend to incorporate in or attach to the Plan any settlement they reach if the negotiations with the Pneumo Abex Parties, described above in Section V.Y., result in a definitive agreement that is approved by each Plan Proponent.

•	Insert this new paragraph immediately after the first paragraph of section VI.F.3.b.:

Subject to the outcome of ongoing negotiations and execution of definitive settlement documents with respect to the settlement generally described in section V.Y. hereof and to approval by all Plan Proponents, the Protected Parties for purposes of the Third Party Injunction shall include the Pneumo Abex Parties, and the Third Party Injunction shall permanently enjoin all Pneumo Abex Asbestos Claims against such parties.

•	Insert the words “and the Protected Parties” after the words “the Released Parties” in the first sentence of section VII.A.3., and add this new sentence immediately after the first sentence of section VII.A.3.:

Subject to the execution of definitive settlement documents with respect to the proposed settlement generally described in section V.Y. hereof and approval of each of the Plan Proponents, the Protected Parties shall include the Pneumo Abex Parties.

•	Insert the following new paragraph after the first paragraph of section VII.A.10.:

Subject to the execution of definitive settlement documentation with respect to the proposed settlement generally described in section V.Y. hereof and approval of each Plan Proponent, Pneumo Abex and the Pneumo Abex Subfund will jointly and severally defend, indemnify and hold harmless the Pneumo Abex Parties and Reorganized Federal-Mogul Corporation and its affiliates from any and all claims, including without limitation, attorneys’ fees arising from or on account of any Pneumo Abex Asbestos Claim, any other claim released in the definitive settlement documents and any claim or demand covered by the Third Party Injunction.

•	Insert the following new sentence immediately after the third sentence of section VII.B.2.:

Subject to the outcome of ongoing negotiations, the approval of each Plan Proponent, and the execution of definitive settlement documentation with respect to the proposed settlement generally described in section V.Y. hereof, the assets of the Pneumo Abex Subfund shall consist of the settlement consideration, in the form of stock, cash, insurance rights and proceeds, guarantees and other forms of financial assurances, provided by the Pneumo Abex Parties.

•	Insert the following new sentence at the end of the second paragraph of section VII.B.2:

Indeed, the Future Claimants’ Representative and the Asbestos Claimants’ Committee specifically intend to establish Disease Levels, Medical/Exposure Criteria and Scheduled, Average and/or Maximum Values for Pneumo Abex Asbestos Claims payable from the Pneumo Abex Subfund in the event the proposed settlement between the Plan Proponents and the Pneumo Abex Parties described in section V.Y. hereof is implemented. Thus, in that event, such claims will be treated as “TDP Valued Claims” rather than “Insured PI Trust Claims.” Claims criteria and values are anticipated to be similar to the criteria and values established for the FMP (Wagner) Claims.

3.	Inserts Relative to Transaction History and Background of Relationships

•	Insert after the first sentence of section III.C.5:

Wagner Electric Corporation (“Wagner”) was merged into Moog Automotive Products, Inc. in January 1997. Thus, F-M Products became liable, as a matter of law, for the liabilities of Wagner. Among its other liabilities, Wagner assumed certain liabilities of Pneumo Abex and agreed to indemnify Pneumo Abex net of insurance for certain asbestos claims arising out of Pneumo Abex friction products. Cooper contends that Wagner also assumed these liabilities from Pneumo Abex and that Wagner thus is directly liable to the underlying asbestos claimants. The Debtors dispute those contentions.

•	Insert in place of the first four paragraphs of Section IV.E.1:

F-M Products is a Missouri corporation and a wholly-owned subsidiary of Federal-Mogul that traces its history to 1922 with the formation of Wagner Electric Corporation (“WE1”), a manufacturer of various items, including automotive and industrial friction products and hardware. In May 1967 the assets of WE1 were acquired by Studebaker Corporation and transferred to a new subsidiary named Wagner Electric Corporation. In November 1967, Studebaker Corporation combined with Worthington Corporation to form Studebaker-Worthington, Inc. (“SWI”).

In October 1979 McGraw-Edison Company (“McGraw”) acquired 100% of the stock of SWI and its subsidiary companies including Wagner. In 1981 McGraw completed a reorganization that left Wagner as a direct subsidiary of Edison International, Inc. (“Edison”).

In May 1985, Cooper Industries, Inc. (“Cooper”) acquired 100% of the stock of McGraw in a cash tender offer transaction. McGraw and its subsidiaries, including Edison and Wagner, became indirect subsidiaries of Cooper. In 1987 Edison transferred any assets it owned related to the Wagner friction brake products and related liabilities to Wagner and transferred its non-friction products and Wagner Lighting business to Cooper. The legal entity Edison was then dissolved. The Wagner friction products assets and liabilities, specifically all liabilities for asbestos-containing products, continued to remain in Wagner. Cooper assumed liabilities for the Wagner non-friction products and Wagner Lighting products. In 1990, Cooper transferred all of the assets and liabilities of the Wagner non-friction products business to Wagner.

Wagner entered into an Asset Purchase Agreement dated November 21, 1994 (the “1994 Asset Purchase Agreement”) with Pneumo Abex Corporation (“Pneumo Abex”), whereby Wagner purchased certain assets and assumed certain liabilities of Pneumo Abex’s friction products division. Wagner also agreed to indemnify Pneumo Abex for, among other things, certain asbestos liabilities related to the assets and business purchased. Cooper entered into a Mutual Guaranty Agreement pursuant to which it guaranteed to Pneumo Abex’s parent, Abex Inc. (now Mafco, Inc.), Wagner’s performance of its obligations under the 1994 Asset Purchase Agreement.

After purchasing the Pneumo Abex friction products business, Wagner merged with Moog Automotive Products, Inc. (“Moog”), another of Cooper’s subsidiaries, with Moog emerging as the surviving entity.

In 1998, certain Federal-Mogul entities,5 as purchasers (the “F-M Buyers”), entered into a stock purchase agreement (the “1998 Stock Purchase Agreement”) with Cooper. Under the 1998 Stock Purchase Agreement, the F-M Buyers purchased from Cooper the stock of the “Champion Companies,” including Moog. After the 1998 Stock Purchase Agreement was consummated, Moog was renamed Federal-Mogul Products, Inc.

Under the 1998 Stock Purchase Agreement, the F-M Buyers and their affiliates agreed that they shall assume certain pending litigation cases, including asbestos personal/bodily injury cases that had been filed against Wagner, as well as asbestos personal/bodily injury cases against Pneumo Abex for which Wagner had agreed to indemnify Pnuemo Abex in connection with Wagner’s acquisition of the Pneumo Abex assets.

Cooper contends that pursuant to the 1998 Stock Purchase Agreement, the F-M Buyers assumed all liability related to, among other things, Cooper’s obligations under the Mutual Guaranty Agreement. In addition, the F-M Buyers agreed to indemnify Cooper and certain others for claims arising out of such assumed liabilities. (Potential contractual indemnification claims and disputes associated with this transaction are discussed below in Section IV.H.2.)

•	Insert after the last paragraph of Section IV.E.2:

Cooper contends that, in addition to having direct asbestos liability for Wagner’s role in the assembly of asbestos-containing brake products, F-M Products also assumed direct liability to those Pneumo Abex asbestos claimants for which it assumed responsibility in connection with purchasing the assets of the Pneumo Abex friction products division. In the past, these claims have been brought directly against Pneumo Abex, and F-M Products arranged for their defense and payment. Even so, Cooper contends that, under successor liability principles, these claims can also be asserted directly against F-M Products by the underlying Pneumo Abex asbestos tort claimants. The Debtors dispute Cooper’s contentions.

[5]	The following Federal-Mogul entities are collectively the “Buyer” under the 1998 Stock Purchase Agreement, as amended: Federal-Mogul Corporation; Federal-Mogul Comercio Internacional, S.A.; Federal-Mogul Pty Ltd.; Federal-Mogul Global Growth Ltd.; F-M U.K. Holding Limited and F-M International Group, Inc.

•	Insert after the chart that currently appears in Section IV.E.3 on page 40 of the Disclosure Statement:

Set forth below is a chart showing the approximate number of Pneumo Abex Asbestos Claims, by disease, that were pending as of March 31, 2004 for which Cooper contends that F-M Products has direct liability and for which the F-M Buyers have contractual indemnification obligations:

Disease	Approximate Number of Claims as of March 31, 2004
Mesothelioma	1,217
Lung/Other Cancer	1,129
Asbestosis/Unknowns	67,724
Total:	70,070

•	Replace the fourth sentence of the first paragraph of Section IV.I.2 with the following sentence:

In connection with the 1994 Asset Purchase Agreement, Cooper contends that Wagner assumed certain asbestos-related claims relating to the purchased assets, and also agreed to indemnify Pneumo Abex net of insurance for such claims. Cooper additionally contends that, as a result of the 1994 Asset Purchase Agreement, F-M Products, which is the combined entities Wagner and Moog, has direct liability for these asbestos claims, as well as the contractual net of insurance indemnity obligation to Pneumo Abex. The Debtors dispute these contentions.

Z.	Employment of Charles G. McClure as Chief Executive Officer.

In January 2001, Federal-Mogul entered into a contract to employ Charles G. McClure as its President and Chief Operating Officer. On May 1, 2002, the Bankruptcy Court entered an Order authorizing and approving the Debtors’ assumption of Mr. McClure’s employment contract pursuant to 11 U.S.C. § 365, provided that the contract was modified as set forth in the amendments attached to the Order. Such modifications provided, among other things, that Mr. McClure would assume the role of Chief Executive Officer of Federal-Mogul Corporation on July 11, 2003. Mr. McClure was in fact elected to and assumed the role of Chief Executive Officer on that date.

In November 2003, given the pending expiration of Mr. McClure’s employment contract on January 11, 2004, the Debtors filed a motion with the Bankruptcy Court seeking authorization to amend Mr. McClure’s employment agreement. That motion was filed following negotiations between the Debtors and the principal constituencies in the Reorganization Cases concerning the terms of an amendment to Mr. McClure’s employment contract, and the amendment was consented to by all of those constituencies. The amendment to Mr. McClure’s employment contract (i) extended the contract term by two (2) years, through January 2006, (ii) increased Mr. McClure’s annual base salary and target bonus, (iii) modified certain severance, termination and non-competition provisions in the contract, and (iv) provided for specified transition services to be performed by Mr. McClure under certain circumstances. The Bankruptcy Court authorized and approved the amendment of Mr. McClure’s employment contract on such terms on December 9, 2003.

VI.

THE PLAN OF REORGANIZATION

A.	General.

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself and its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders, respectively, who hold substantially similar claims or interests with respect to the distribution of the value of a debtor’s assets. In furtherance of these two goals, upon the filing of a petition for relief under Chapter 11, Section 362 of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor’s Chapter 11 case.

The consummation of a plan of reorganization is the principal objective of a Chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the bankruptcy court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan, and terminates all rights and interests of prepetition equity security holders.

Unless the Plan Proponents seek the substantive consolidation of certain of the Debtors as set forth below, the confirmation requirements of Section 1129(a) of the Bankruptcy Code must be satisfied separately with respect to each Debtor. Therefore, notwithstanding the combination of the separate plans of reorganization of all U.S. Debtors and U.K. Debtors in this Plan for purposes of, among other things, economy and efficiency, the Plan shall be deemed a separate Chapter 11 plan for each such Debtor.

THE FOLLOWING SUMMARY HIGHLIGHTS CERTAIN OF THE SUBSTANTIVE PROVISIONS OF THE PLAN, AND IS NOT, NOR IS IT INTENDED TO BE, A COMPLETE DESCRIPTION OR A SUBSTITUTE FOR A FULL AND COMPLETE REVIEW OF THE PLAN. THE PLAN PROPONENTS URGE ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS TO READ AND STUDY CAREFULLY THE PLAN, A COPY OF WHICH IS ATTACHED AS EXHIBIT A TO THIS DISCLOSURE STATEMENT.

B.	Classification and Allowance of Claims & Equity Interests Generally.

1.	Classification and Allowance.

Section 1123 of the Bankruptcy Code provides that, except for Administrative Claims and Priority Tax Claims, a plan of reorganization must categorize claims against and equity interests in a debtor into individual classes. Although the Bankruptcy Code gives a debtor significant flexibility in classifying claims and interests, Section 1122 of the Bankruptcy Code dictates that a plan of reorganization may only place a claim or an equity interest into a class containing claims or equity interests that are substantially similar.

The Plan creates numerous “Classes” of Claims and Equity Interests. These Classes take into account the differing nature and priority of Claims against and Equity Interests in the Debtors. Administrative Claims, Administration Claims and Priority Tax Claims are not classified for purposes of voting or receiving distributions under the Plan, but are treated separately as unclassified Claims.

The Plan provides specific treatment for each Class of Claims and Equity Interests. Only holders of Allowed Claims are entitled to vote on and receive distributions under the Plan. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE PLAN OR THIS DISCLOSURE STATEMENT, NO RATIO WHICH IS TO BE CALCULATED AS PROVIDED

HEREIN FOR THE PURPOSES OF DETERMINING DISTRIBUTIONS TO HOLDERS OF CLAIMS OR EQUITY INTERESTS SHALL BE GREATER THAN 1.0 TO 1.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE PLAN OR THIS DISCLOSURE STATEMENT, ALL DISTRIBUTIONS ON ACCOUNT OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE U.K. DEBTORS SHALL BE SUBJECT TO SECTION 8.16 OF THE PLAN, INCLUDING, WITHOUT LIMITATION, SUBSECTIONS 8.16.3, 8.16.4, AND 8.16.5 OF THE PLAN.

For purposes of the Plan, an Allowed Claim is generally any Claim (a) which is specifically designated as Allowed under the Plan, (b) that is or has been, or hereafter is, listed in the Schedules as liquidated in amount and not disputed or contingent or (c) proof of which was timely filed in a liquidated non-contingent amount with the Bankruptcy Court or its duly appointed claims agent, or, in compliance with any order of the Bankruptcy Court regarding the filing of a proof of claim and with respect to which either (i) no objection to the allowance thereof has been filed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court or (ii) the Claim has been allowed by a Final Order (but only to the extent so allowed). Notwithstanding anything to the contrary, the foregoing shall not apply to any Asbestos Personal Injury Claim, Bonded Claim, Administrative Claim, Other U.K. Claim, or Administration Claim.

The Allowed Amount of an Asbestos Personal Injury Claim (other than a Bonded Claim) shall be determined pursuant to the procedures set forth in the Asbestos Personal Injury Trust Distribution Procedures or, if applicable, pursuant to a Final Order of the Bankruptcy Court or the U.K. Court. An Asbestos Personal Injury Claim that is Allowed in accordance with the foregoing, shall be, and be deemed to be, a judgment determining the legal liability against the Trust with respect to such Claim.

The Allowed Amount of a Bonded Claim shall be that which the Bankruptcy Court or other court of competent jurisdiction determines by Final Order, or the applicable Debtor or Reorganized Debtor and the holder of such Claim agree, that such holder is entitled to some or all of the proceeds of the applicable supersedeas bond or other payment assurance (but only to the extent so ordered or agreed). A Bonded Claim that is “Allowed” shall constitute a final, non-appealable judgment determining the legal liability of the Debtors or their Estates, as applicable.

The Allowed Amount of an Administrative Claim shall be that portion of the Claim (a) which represents an actual and necessary expense of preserving the estate or operating the business of the Debtors, to the extent such Claim is determined by the Plan Proponents to constitute an Administrative Expense, (b) other than with respect to a Claim of a professional person employed under Sections 327, 328 or 1103 of the Bankruptcy Code that is required to apply to the Bankruptcy Court for the allowance of compensation and reimbursement of expenses pursuant to Section 330 of the Bankruptcy Code, that the Plan Proponents do not believe constitutes an Administrative Expense, and such Claim is allowed in whole or in part by a Final Order of the Bankruptcy Court and only to the extent that such allowed portion is determined pursuant to a Final Order to constitute a cost or expense of administration under Sections 503(b) and 507(a)(1) of the Bankruptcy Code, or (c) that represents a Claim of a professional person employed under Sections 327, 328 or 1103 of the Bankruptcy Code that is required to apply to the Bankruptcy Court for the allowance of compensation or reimbursement of expenses pursuant to Section 330 of the Bankruptcy Code, to the extent such Claim is allowed by a Final Order of the Bankruptcy Court.

An Allowed Administration Claim shall be that portion of such Claim that is non-contingent and is (i) properly and reasonably accepted as an Administration Claim by the Administrators or (ii) to the extent that it is determined to be such by a Final Order of the U.K. Court having competent jurisdiction over the matter.

The procedures for the allowance of Other U.K. Claims differ from the allowance procedures for Unsecured Claims against U.S. Debtors. Pursuant to the Plan, Other U.K. Claims include Asbestos Property Damage Claims, if any, and any other Claims asserted against a U.K. Debtor other than an Administrative Claim, Administration Claim, Asbestos Personal Injury Claim, Bank Claim, Noteholder Claim, and Secured Surety Claim (provided that the definition of Other U.K. Claim shall include the unsecured portion of any Claim asserted against the U.K. Debtors by the Sureties). To be Allowed, an Other U.K. Claim must meet the following requirements: (i) it must be that portion of such Claim that is non-contingent and (ii) is accepted by the Administrators or Voluntary Arrangement Supervisors, as applicable, of the relevant U.K. Debtor as owing by that U.K. Debtor, is accepted by the relevant Reorganized U.K. Debtor as owing by that U.K. Debtor or is determined to be such by Final Order of the U.K. Court pursuant to the terms of the Scheme of Arrangement and/or Voluntary Arrangement, as applicable, for such U.K. Debtor.

Unless otherwise provided in the Plan or the Confirmation Order, the treatment of any Claim or Equity Interest under the Plan will be in full satisfaction, settlement, release and discharge of, and in exchange for, such Claim or Interest.

2.	Treatment of Administrative Claims, Administration Claims, Tranche C Portion of DIP Facility and Priority Tax Claims.

a.	Administrative Claims and Administration Claims (Unclassified).

Administrative Claims are any claims for the payment of an Administrative Expense, which is defined in the Plan as (a) any cost or expense of administration of the Reorganization Cases under Section 503(b) of the Bankruptcy Code including, but not limited to (1) any actual and necessary postpetition cost or expense of preserving the Estates or operating the businesses of the Debtors, (2) any payment to be made under the Plan to cure a default on an assumed executory contract or unexpired lease, (3) any postpetition cost, indebtedness or contractual obligation duly and validly incurred or assumed by the Debtors in the ordinary course of business, (4) any valid and Allowed reclamation claims in accordance with Section 546(c) of the Bankruptcy Code, (5) compensation or reimbursement of expenses of professionals to the extent allowed by the Bankruptcy Court under Sections 328, 330(a) or 331 of the Bankruptcy Code; (6) the Indenture Trustee fees and expenses under the terms of the respective Indentures and pursuant to Article VIII of the Plan; (7) all Claims arising under the DIP Facility and (8) all Claims for adequate protection payments authorized and entitled to administrative expense status pursuant to the DIP Facility; and (b) any fee or charge assessed against the Estates under 28 U.S.C. § 1930.

Administration Claims are, in relation to a U.K. Debtor, any Claim that ranks in the administration of that U.K. Debtor under the laws of the relevant part of the United Kingdom as an administration expense, including, without limitation, (a) the remuneration and expenses of the Administrators properly incurred by them as administrators of that U.K. Debtor as referred to in subsection 19(4) of the IA 1986; (b) any sums payable in respect of debts or liabilities incurred, while they were Administrators, under contracts entered into by them in carrying out their functions as Administrators of that U.K. Debtor as referred to in subsection 19(5) of the IA 1986; and (c) any sums payable in respect of liabilities incurred, while they were Administrators, under contracts of employment adopted by the Administrators of that U.K. Debtor in carrying out their functions as administrators, to the extent that the liabilities are qualifying liabilities, for the purposes of subsection 19(6) of the IA 1986.

The Bankruptcy Code does not require administrative expense claims to be classified under a plan. It does, however, require that allowed administrative expense claims be paid in full in cash in order for a plan to be confirmed, unless the holder of such claim consents to different treatment.

Pursuant to the Plan, each holder of an Allowed Administrative Claim or an Allowed Administration Claim against any of the Debtors that is not contingent as of the Distribution Date will receive the full amount of its Allowed Claim in Cash on the Distribution Date in full satisfaction, settlement, release, extinguishment and discharge of such Claim; provided, however, that an Allowed Administrative Claim or Allowed Administration Claim may be satisfied on such other terms as may be agreed to by the holder of such Claim and the applicable Debtor. The Distribution Date, when used with respect to an Allowed Claim (other than an Asbestos Personal Injury Claim that is not a Bonded Asbestos Personal Injury Claim), means the date which is as soon as reasonably practicable after the later of (a) the Effective Date and (b) the first Business Day of the next calendar quarter after the date upon which the Claim becomes Allowed unless the Claim becomes Allowed within fifteen Business Days before the first Business Day of the next calendar quarter, in which case the Distribution Date shall be the first Business Day of the next succeeding calendar quarter.

Notwithstanding anything to the contrary, Allowed Administrative Claims or Allowed Administration Claims representing the Debtors’ postpetition liabilities incurred in the ordinary course of business will continue to be paid by the Debtors during the Reorganization Cases in accordance with the terms and conditions of the particular transactions and any agreement or Court order relating thereto. Additionally, Allowed Administrative Claims and Administration Claims representing postpetition contractual liabilities arising under loans or advances to the Debtors, including but not limited to the DIP Facility (subject to the provisions of Section 2.2 of the Plan as to the Tranche C Portion of the DIP Facility discussed below), whether or not incurred in the ordinary course of business, shall be paid by Reorganized Federal-Mogul or the applicable Reorganized Debtor, in accordance with the terms and conditions of the particular transactions relating to such liabilities and any agreement or Court order relating thereto.

Each Allowed Administrative Claim or Allowed Administration Claim shall be paid from, and to the extent of available assets of, the respective Debtor’s Estate to which such Claim applies or has been allocated. Any deficiency in payment of such Claim may be satisfied from funds advanced to the relevant Debtor by the Estate of Federal-Mogul Corporation. To the extent that an Administrative Claim or Administration Claim is Allowed against the Estate of more than one Debtor, there shall be only a single recovery on account of such Allowed Claim.

Notwithstanding the foregoing (and in accordance with Section 8.16.4 of the Plan), in the event that Federal-Mogul Corporation bids and purchases some or all of the assets or businesses of the U.K. Debtors as provided in Section 8.16.3 of the Plan, then Federal-Mogul Corporation will pay to the relevant U.K. Debtors only that portion of the bid that is to be distributed to holders of Claims against the U.K. Debtors other than holders of Asbestos Personal Injury Claims against the U.K. Debtors. In such event, the holders of Allowed Administration Claims against the U.K. Debtors shall receive no distributions under the Plan, but instead shall receive any and all distributions on account of their Allowed Administration Claims pursuant to the U.K. administration proceedings in accordance with U.K. insolvency laws.

b.	Treatment of Tranche C Portion of DIP Facility.

Prior to the Petition Date, and as described in more detail in Section III(E)(1)(a) above, the Debtors received new revolving and term loan commitments aggregating approximately $350 million pursuant to the New Commitments. In connection with the Bankruptcy Court’s approval of the DIP Facility, the amounts actually drawn by the Debtors on the New Commitments as of the Petition Date were converted into a tranche of the DIP Facility described as the Tranche C Loans.

Pursuant to the terms of the compromise agreement with the holders of Bank Claims, on the Effective Date, the Tranche C Loans portion of the DIP Facility (excluding the amount of undrawn letters of credit as of the Effective Date) in the approximate amount of $328.1 million plus the amount of any draws prior to the Effective Date on letters of credit outstanding under the Tranche C portion of the DIP Facility shall either be refinanced, in whole or in part, as part of the Exit Facilities or, for any non-refinanced portion, if any, converted to a separate senior tranche of the Reorganized Federal-Mogul Secured Term Loan Agreement on market terms. Any undrawn letters of credit as of the Effective Date will be replaced in connection with the Exit Facilities. Notwithstanding the above, the Debtors have agreed to use their reasonable best efforts to refinance the Tranche C Loans portion of the DIP Facility as part of the Exit Facilities.

c.	Priority Tax Claims (Unclassified).

Priority Tax Claims are Allowed Claims of Governmental Units for taxes owed by the Debtors that are entitled to priority in payment pursuant to Section 507(a)(8) of the Bankruptcy Code. Priority Tax Claims do not include any claims for taxes owed to any Governmental Unit in the United Kingdom.

The taxes entitled to priority are (a) taxes on income or gross receipts that meet the requirements of Section 507(a)(8)(A), (b) property taxes meeting the requirements of Section 507(a)(8)(B), (c) taxes that were required to be collected or withheld by the Debtors and for which the Debtors are liable in any capacity as described in Section 507(a)(8)(C), (d) employment taxes on wages, salaries, or commissions that are entitled to priority pursuant to Section 507(a)(3), to the extent such taxes also meet the requirements of Section 507(a)(8)(D), (e) excise taxes of the kind specified in Section 507(a)(8)(E), (f) customs duties arising out of the importation of merchandise that meet the requirements of Section 507(a)(8)(F) and (g) prepetition penalties relating to any of the foregoing taxes to the extent such penalties are in compensation for actual pecuniary loss as provided in Section 507(a)(8)(G).

The Bankruptcy Code does not require priority tax claims to be classified under a plan. It does, however, require that such claims receive the treatment described below in order for a plan to be confirmed unless the holder of such claims consents to different treatment.

On October 4, 2001, the Bankruptcy Court authorized the Debtors to pay most of the types of tax claims that constitute Priority Tax Claims (with the exception of income taxes). As a result, most of the Priority Tax Claims have been paid and resolved during the Reorganization Cases. The Debtors estimate that the amount of remaining Priority Tax Claims that may become Allowed is approximately $3,500,000. This estimate includes the claims filed by the State of Michigan. The State of Michigan has filed proofs of claim totaling in excess of $4,000,000 related to audits of sales and use taxes. The Debtors have provided additional information to the State of Michigan that it is currently reviewing, and the Debtors expect that such claims will be reduced to approximately $500,000. In addition, the United States Internal Revenue Service (the “IRS”) has filed proofs of claim for income taxes that the Debtors believe will be offset in their entirety by prepetition amounts owed to the Debtors. Although some additional Claims have been filed in these Reorganization Cases asserting an entitlement to treatment as Priority Tax Claims pursuant to Section 507(a) of the Bankruptcy Code, the Debtors believe that most of these Claims do not represent valid Priority Tax Claims against the Debtors’ estates, either (i) because the Debtors are in the process of disputing or settling the asserted tax liability and believe that such Claims will be disallowed or resolved, or (ii) because such claims were erroneously filed as Priority Tax Claims and are not properly entitled to priority pursuant to Section 507(a) of the Bankruptcy Code.

Unless a holder of a Priority Tax Claim agrees to different treatment, the Plan provides that each holder of an Allowed Priority Tax Claim will receive the amount of its Allowed Priority Tax Claim in deferred cash payments, over a period not exceeding six years after the date of assessment of each such Claim. Each Allowed Priority Tax Claim shall be paid from, and to the extent of available assets of, the respective Debtor’s Estate against which such Claim is asserted. Any deficiency in payment of such Claim may be satisfied from funds advanced to the relevant Debtor by the Estate of Federal-Mogul Corporation; provided, however, the Estate of Federal-Mogul Corporation shall not be obligated to advance funds for the payment of Allowed Priority Tax Claims, if any, of any of the Inactive Debtor Subsidiaries.

The Debtors estimate that approximately $3.5 million in Priority Tax Claims may be Allowed under the Plan.

C.	Treatment of Claims and Equity Interests Under the Plan.

1.	The Debtors

There are a total of 157 Debtors, of which 23 are U.S. Debtors and 134 are U.K. Debtors. For the purposes of classifying and treating Claims against and Equity Interests in each Debtor, and for balloting purposes, each Debtor has been assigned its own number, as set forth in the chart below. The Claims against and Equity Interests in each Debtor, in turn, have been assigned to separate lettered Classes with respect to each Debtor, based on the type of Claim involved (e.g., Priority Claims and/or Preferential Claims, Secured Bank Claims, etc.) Accordingly, the classification of any particular Claim against or Equity Interest in any of the Debtors depends on the particular Debtor against whom such Claim is asserted (or in whom such Interest is held) and the type of Claim or Equity Interest in question. The numbers applicable to the various Debtors in these Reorganization Cases are as follows:

Class No.	Debtor	U.S or U.K.
1	Federal-Mogul Corporation	U.S.
2	Federal-Mogul Piston Rings, Inc.	U.S.
3	Federal-Mogul Powertrain, Inc	U.S.
4	Federal-Mogul Ignition Company	U.S.
5	Federal-Mogul Products, Inc.	U.S.
6	T&N Limited	U.K.
7	Federal-Mogul Ignition	U.K.
8	Federal-Mogul Systems Protection Group Limited	U.K.
9	Federal-Mogul Aftermarket UK Limited	U.K.
10	Federal-Mogul Sintered Products Limited	U.K.
11	Federal-Mogul Sealing Systems (Slough) Limited	U.K.
12	Federal-Mogul Friction Products Limited	U.K.

Class No.	Debtor	U.S or U.K.
13	Federal-Mogul Sealing Systems (Rochdale) Limited	U.K.
14	Federal-Mogul Camshaft Castings Limited	U.K.
15	Federal-Mogul Bradford Limited	U.K.
16	Federal-Mogul Camshafts Limited	U.K.
17	Federal-Mogul Eurofriction Limited	U.K.
18	Federal-Mogul Powertrain Systems International Limited	U.K.
19	TBA Industrial Products Limited	U.K.
20	Federal-Mogul Export Services Limited	U.K.
21	Ferodo America, Inc.	U.S.
22	Felt Products Manufacturing Co.	U.S.
23	Gasket Holdings Inc.	U.S.
24	Carter Automotive Company, Inc.	U.S.
25	Federal-Mogul Dutch Holdings Inc.	U.S.
26	Federal-Mogul Global Inc.	U.S.
27	Federal-Mogul Global Properties, Inc.	U.S.
28	Federal-Mogul Mystic, Inc	U.S.
29	Federal-Mogul U.K. Holdings, Inc.	U.S.
30	Federal-Mogul Venture Corporation	U.S.
31	Federal-Mogul World Wide, Inc.	U.S.
32	McCord Sealing, Inc.	U.S.
33	T&N Industries Inc.	U.S.
34	F-M UK Holding Limited	U.K.
35	Federal-Mogul FX, Inc.	U.S.
36	Federal-Mogul Puerto Rico, Inc.	U.S.
37	Federal-Mogul Machine Tool, Inc.	U.S.
38	FM International LLC	U.S.
39	J.W.J. Holdings, Inc.	U.S.
40	Federal-Mogul Sealing Systems (Cardiff) Limited	U.K.
41	Federal-Mogul Bridgwater Limited	U.K.
42	Federal-Mogul Engineering Limited	U.K.
43	Federal-Mogul Technology Limited	U.K.
44	AE Dayton Services Limited	U.K.
45	AE Group Machines Limited	U.K.
46	AE Holdings Limited	U.K.
47	AE International Limited	U.K.
48	AE Limited	U.K.
49	AE Piston Products Limited	U.K.
50	AE Sales (Africa) Limited	U.K.
51	Amber Supervision Limited	U.K.
52	Associated Engineering Group Limited	U.K.
53	Awncast Limited	U.K.
54	Bearings (North-Western) Limited	U.K.

Class No.	Debtor	U.S or U.K.
55	Colvan Rubber Co. Limited	U.K.
56	Contact 100 Limited	U.K.
57	Cosmid Limited	U.K.
58	Cranhold Limited	U.K.
59	Dealings Limited	U.K.
60	Dumplington Services Limited	U.K.
61	E W Engineering Limited	U.K.
62	Edmunds, Walker & Co. Limited	U.K.
63	Engineering Components Limited	U.K.
64	Federal-Mogul Acquisition Company Limited	U.K.
65	Federal-Mogul Brake Systems Limited	U.K.
66	Federal-Mogul Shoreham Limited	U.K.
67	Federal-Mogul U.K. Limited	U.K.
68	FHE Technology Limited	U.K.
69	FP Diesel Limited	U.K.
70	G.B. Tools & Components Exports Limited	U.K.
71	Genthope Limited	U.K.
72	Greet Limited	U.K.
73	Hepworth & Grandage Limited	U.K.
74	High Precision Equipment Limited	U.K.
75	Inblot Limited	U.K.
76	Instantwonder Limited	U.K.
77	Kings Park Housing Limited	U.K.
78	Lalton Limited	U.K.
79	Lanoth Precision Equipment Limited	U.K.
80	Leeds Piston Ring & Engineering Co. Limited	U.K.
81	M.T.A. (Kettering) Limited	U.K.
82	Mantro Engineering Co. Limited	U.K.
83	Mobile Distributing (Spares) Limited	U.K.
84	Moores Plastic Units Limited	U.K.
85	Ontall Limited	U.K.
86	Payen (Europe) Limited	U.K.
87	Pecal Limited	U.K.
88	Presswork-Components Limited	U.K.
89	Sintration Limited	U.K.
90	Sourcelook Limited	U.K.
91	Specialloid, Limited	U.K.
92	STS (1996) Limited	U.K.
93	T&N Investments Limited	U.K.
94	T&N Piston Products Group Limited	U.K.
95	T&N Properties Limited	U.K.
96	T&N Shelf Eight Limited	U.K.

Class No.	Debtor	U.S or U.K.
97	T&N Shelf Eighteen Limited	U.K.
98	T&N Shelf Fifteen Limited	U.K.
99	T&N Shelf Five Limited	U.K.
100	T&N Shelf Four Limited	U.K.
101	T&N Shelf Fourteen Limited	U.K.
102	T&N Shelf Nine Limited	U.K.
103	T&N Shelf Nineteen Limited	U.K.
104	T&N Shelf Six Limited	U.K.
105	T&N Shelf Sixteen Limited	U.K.
106	T&N Shelf Ten Limited	U.K.
107	T&N Shelf Thirteen Limited	U.K.
108	T&N Shelf Thirty Limited	U.K.
109	T&N Shelf Thirty-One Limited	U.K.
110	T&N Shelf Thirty-Three Limited	U.K.
111	T&N Shelf Three Limited	U.K.
112	T&N Shelf Twenty-Eight Limited	U.K.
113	T&N Shelf Twenty-Five Limited	U.K.
114	T&N Shelf Twenty-Four Limited	U.K.
115	T&N Shelf Twenty-Nine Limited	U.K.
116	T&N Shelf Twenty-Two Limited	U.K.
117	T&N Shelf Two Limited	U.K.
118	T&N Trade Marks Limited	U.K.
119	T&N Welfare Trust Limited	U.K.
120	TBA Belting (Residual) Limited	U.K.
121	Telford Rubber Processors Limited	U.K.
122	The British Piston Ring Company Limited	U.K.
123	Tinblo Limited	U.K.
124	Touchdown Adhesive Products Limited	U.K.
125	Tynoda Limited	U.K.
126	Vanwall Cars Limited	U.K.
127	Wellworthy Property Developments Limited	U.K.
128	William C. Jones (Polymers) Limited	U.K.
129	Aeroplane & Motor Aluminium Castings Limited	U.K.
130	Ashburton Road Services Limited	U.K.
131	Brake Linings Limited	U.K.
132	Duron Limited	U.K.
133	Federal-Mogul Global Growth Limited	U.K.
134	Federal-Mogul Sealing Systems Limited	U.K.
135	Ferodo Caernarfon Limited	U.K.
136	Ferodo Limited	U.K.
137	Fleetside Investments Limited	U.K.
138	Friction Materials Limited	U.K.

Class No.	Debtor	U.S or U.K.
139	Halls Gaskets Limited	U.K.
140	J.W. Roberts Limited	U.K.
141	Lanoth Limited	U.K.
142	Newalls Insulation Company Limited	U.K.
143	T&N Holdings Limited	U.K.
144	T&N International Limited	U.K.
145	T&N Materials Research Limited	U.K.
146	T&N Shelf One Limited	U.K.
147	T&N Shelf Seven Limited	U.K.
148	T&N Shelf Twenty Limited	U.K.
149	T&N Shelf Twenty-One Limited	U.K.
150	T&N Shelf Twenty-Six Limited	U.K.
151	TAF International Limited	U.K.
152	TBA Belting Limited	U.K.
153	Telford Technology Supplies Limited	U.K.
154	The Washington Chemical Company Limited	U.K.
155	Turner & Newall Limited	U.K.
156	Turner Brothers Asbestos Company Limited	U.K.
157	Wellworthy Limited	U.K.

2.	Classification of Claims Against and Equity Interests in the Debtors

Claims against and Equity Interests in each of these Debtors are further divided into lettered Classes. Not all of these Classes apply to every Debtor, and consequently not all of these lettered Classes appears in the case of each Debtor. However, whenever such a Class of Claims or Equity Interests is relevant to a particular Debtor, that class of Claims or Equity Interests will be grouped under the appropriate lettered Class from the following list:

Class A	–	Priority Claims and/or Preferential Claims
Class B	–	Secured Bank Claims
Class C	–	Secured Surety Claims
Class D	–	Noteholder Claims
Class E	–	Other Secured Claims
Class F	–	Convertible Subordinated Debenture Claims
Class G	–	On-Site Environmental Claims
Class H	–	Unsecured Claims
Class I	–	Non-Priority Employee Benefit Claims against the U.S. Debtors and Non-Priority Pension Plan Employee Benefit Claims against the U.K. Debtors
Class J	–	Asbestos Personal Injury Claims
Class K	–	Bonded Claims
Class L	–	Affiliate Claims
Class M	–	Federal-Mogul Preferred Stock Interests
Class N	–	Subordinated Securities Claims
Class O	–	Federal-Mogul Common Stock Interests
Class P	–	Equity Interests in Affiliates

3.	Possible Substantive Consolidation of Certain of the Debtors.

a.	Effect if Substantive Consolidation Occurs.

The Plan Proponents reserve the right to seek prior to or in connection with the Confirmation Hearing to have the Estates of certain of the Debtors substantively consolidated for plan classification, treatment, voting and confirmation purposes only. Specifically, the Plan Proponents reserve the right to seek the substantive consolidation of all of the Debtors obligated on the Surety Claims (except T&N Limited). These Debtors include (a) all of the U.S. Debtors (except for the Debtor holding companies classified as Debtors 35 to 39) and (b) F-M UK Holding Limited. The Plan Proponents believe that the substantive consolidation of these Estates, if sought and approved, would not negatively impact the holders of most Claims against these Debtors. This is because the treatment provisions for most of the Classes of Claims for each of these Debtors is identical. The Plan Proponents believe that only holders of Claims with respect to which multiple Debtors are liable on account of guarantees or otherwise (“Multiple Debtor Claims”) would be impacted by the possible substantive consolidation of these Debtors. If the substantive consolidation at issue is sought and approved, the holders of such Multiple Debtor Claims would not be entitled to assert the full amount of their Claims against each of the Debtors, but would instead be entitled to a single recovery on account of their Claims against the substantively consolidated Estates of these Debtors. The largest holders of such Multiple Debtor Claims are the holders of Bank Claims and Noteholder Claims. The treatment provisions relating to such Claims, however, already reflect the impact of any such substantive consolidation and hence the possible substantive consolidation of these Debtors will not affect the holders of Bank Claims and Noteholder Claims. It is anticipated, moreover, that the holders of Bank Claims and Noteholder Claims will vote in favor of the Plan (indeed, the Administrative Agent for the holders of Bank Claims and the Unsecured Creditors Committee are Plan Proponents). The other major holders of Multiple Debtor Claims are the Sureties. If the substantive consolidation at issue is sought and approved, each Surety would be entitled to a single recovery on account of its Secured Claim and any Unsecured deficiency Claim. It is uncertain whether the Sureties will accept or reject the Plan.

b.	Effect If Substantive Consolidation Does Not Occur

If the Plan Proponents do not seek to have the estates of the Debtors obligated on the Surety Claims substantively consolidated as described above, then none of the Debtors’ Estates shall be substantively consolidated for Plan purposes or otherwise.

To the extent that the Estates of any Debtors are not substantively consolidated pursuant to the Plan, Allowed Claims held against one Debtor will be satisfied solely from the Cash and assets of such Debtor and its Estate, provided that, to the extent of any insufficiency, funds may be advanced to the relevant Debtors by the Estate of Federal-Mogul Corporation. Except as specifically set forth herein, nothing in the Plan or this Disclosure Statement shall constitute or be deemed to constitute an admission that any one of the Debtors is subject to or liable for any claim against any other Debtor. ADDITIONALLY, CLAIMANTS HOLDING CLAIMS AGAINST MULTIPLE DEBTORS, TO THE EXTENT ALLOWED IN EACH DEBTOR’S CASE, WILL BE TREATED AS HOLDING A SEPARATE CLAIM AGAINST EACH DEBTOR’S ESTATE FOR ALL PURPOSES (INCLUDING, BUT NOT LIMITED TO, VOTING AND DISTRIBUTION, PROVIDED, HOWEVER, THAT THERE SHALL BE ONLY A SINGLE RECOVERY ON ACCOUNT OF SUCH CLAIMS AND ANY DISTRIBUTION FROM A DEBTOR ON ACCOUNT OF SUCH CLAIMS SHALL TAKE INTO ACCOUNT THE DISTRIBUTIONS TO BE MADE BY OTHER DEBTORS, IF ANY, ON ACCOUNT OF SUCH CLAIMS PURSUANT TO THE PLAN), AND SUCH CLAIMS WILL BE ADMINISTERED AND TREATED IN THE MANNER PROVIDED IN THE PLAN.

4.	Treatment of Claims and Equity Interests under the Plan

The classification and treatment of Claims against and Equity Interests in the various Debtors are set forth in detail in the Plan. A summary of that treatment is provided below.

a.	Class A—Priority Claims and/or Preferential Claims

Class A for each of the 23 U.S. Debtors consists of Priority Claims, which are non-tax Claims that are entitled to priority under Section 507(a) of the Bankruptcy Code. Class A for each of the 134 U.K. Debtors consists of Preferential Claims, which are, with respect to each U.K. Debtor, all Claims and liabilities that would have been preferential under

Section 386 of and schedule 6 to the IA 1986 had an order for the compulsory winding-up of the Debtor been made on the Petition Date. To the extent that a Priority Tax Claim against a U.K. Debtor also qualifies as a Preferential Claim in whole or part, such Priority Tax Claim or portion thereof shall be treated as a Preferential Claim.

For all U.S. Debtors, holders of Allowed Claims in this Class will receive, on the Distribution Date, either Cash equal to the Allowed Amount of the Claim or such other treatment as may be agreed upon in writing by such holder and the respective Reorganized Debtor. Such Claims are impaired under the Plan, and the holders of such Claims are entitled to vote on the Plan.

For all U.K. Debtors, holders of Allowed Claims in this Class shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the Holder. Such Claims are unimpaired under the Plan, and the holders of such Claims are not entitled to vote on the Plan. Notwithstanding the foregoing (and in accordance with Section 8.16.4 of the Plan), in the event that Federal-Mogul Corporation bids and purchases some or all of the assets or businesses of the U.K. Debtors as provided in Section 8.16.3 of the Plan, then Federal-Mogul Corporation will pay to the relevant U.K. Debtors only that portion of the bid that is to be distributed to holders of Claims against the U.K. Debtors other than holders of Asbestos Personal Injury Claims against the U.K. Debtors. In such event, the holders of Allowed Preferential Claims against the U.K. Debtors shall receive no distributions under the Plan, but instead shall receive any and all distributions on account of their Allowed Preferential Claims pursuant to the U.K. administration proceedings in accordance with U.K. insolvency laws.

The Debtors do not believe that there will ultimately be material Priority Claims that are Allowed against the U.S. Debtors.

b.	Class B—Secured Bank Claims

Class B consists of Allowed Secured Bank Claims arising under the Bank Credit Agreement. The Administrative Agent filed a Proof of Claim on March 3, 2003 in the amount of $1,988,386,802.56 (inclusive of the Tranche C portion of the DIP Facility) on behalf of the holders of Bank Claims.

On the Effective Date, the holders of Allowed Class B Claims shall receive the following treatment in full and complete satisfaction of such Claims (including, without limitation, any subordination or turnover rights relating to the Convertible Subordinated Debentures):

(a) Claims arising under the Bank Credit Agreement shall be deemed fully Secured and Allowed in the amount of $1,646,681,464.00 (including certain letter of credit obligations and as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars and to take account of certain hedge obligations);

(b) Reorganized Federal-Mogul shall (y) enter into, execute and deliver the Reorganized Federal-Mogul Secured Term Loan Agreement which shall provide for, among other things, the issuance to the holders of Allowed Bank Claims, in accordance with each such holder’s rights under the Bank Credit Agreement, of term loans in the aggregate principal amount of (A) $1,303,897,118.00 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars and to take account of certain hedge obligations) plus the amount of any draws prior to the Effective Date on letters of credit outstanding under the Bank Credit Agreement and (B) the amount, if any, of the Tranche C portion of the DIP Facility restructured pursuant to Section 2.2 of the Plan and (z) replace with the Exit Facilities any letters of credit not drawn as of the Effective Date;

(c) Reorganized Federal-Mogul shall issue and deliver to the PIK Notes Trustee, for ultimate distribution to the holders of Allowed Bank Claims in accordance with each such holder’s rights under the Bank Credit Agreement, the Reorganized Federal-Mogul Junior Secured PIK Notes in the amount of $300,000,000.00;

(d) the Debtors obligated on the Bank Claims other than Federal-Mogul Corporation shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations under (y) the Reorganized Federal-Mogul Secured Term Loan Agreement and (z) the Reorganized Federal-Mogul Junior Secured PIK Notes; and

(e) All adequate protection payments to the holders of Bank Claims authorized under the Final Order approving the DIP Facility shall continue until and cease on the Effective Date and all accrued and unpaid adequate protection payments as of the Effective Date will be paid in Cash on the Effective Date. The holders of Bank Claims shall retain all adequate protection payments made during these Reorganization Cases without any diminution of the treatment set forth above.

As set forth above, all Claims arising under the Bank Credit Agreement are deemed fully Secured. As a result, there are no unsecured Bank Claims and the holders of Bank Claims do not have or hold any Class H Unsecured Claims against the Debtors.

Secured Bank Claims are impaired under the Plan, and, as a result, the holders of Bank Claims are entitled to vote on the Plan.

c.	Class C—Secured Surety Claims

Class C consists of Secured Surety Claims arising in connection with any indemnity contract or guarantee between any of the Debtors signatory thereto and the Sureties relating to the CCR Surety Bonds. Unsecured Claims of the Sureties against T&N Limited and Gasket Holdings Inc. are not included in this Class. The CCR’s claims are not included in this Class. Each of the Sureties filed proofs of claim in the Reorganization Cases in unliquidated amounts.

Pursuant to the Plan, all Secured Surety Claims and all Liens on any property of any of the Debtors in favor of the Sureties shall be released, extinguished and discharged on the Effective Date. To the extent that the Secured Surety Claims are deemed to constitute Allowed Secured Claims (as a result of the CCR Litigation, the Avoidance Litigation and/or the Valuation Proceedings), the holders of such Claims shall receive from Reorganized Federal-Mogul the Secured Surety Notes and Junior Secured Surety PIK Notes that (x) shall have principal amounts, collectively, equal to the Allowed Amount of the Allowed Secured Surety Claims, (y) are secured by Liens on the same property that secured the Allowed Secured Surety Claims prior to the Petition Date (subject to the Liens securing the Exit Facilities) and (z) provide deferred cash payments, collectively, of a present value equal to the Allowed Amount of the Allowed Secured Surety Claims. Additionally, the Debtors obligated on the Secured Surety Claims other than Federal-Mogul Corporation, T&N Limited and Gasket Holdings Inc. shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations, if any, under the Secured Surety Notes and Junior Secured Surety PIK Notes. With respect to the portion of the Surety Claims that is determined, as a result of the CCR Litigation, the Avoidance Litigation and/or the Valuation Proceedings, not to constitute Allowed Secured Surety Claims, the holders of Surety Claims shall hold an Allowed Unsecured Claim against Federal-Mogul Corporation and the other Debtors, if any, obligated on the Allowed Surety Claims. Alternatively, the holders of Allowed Surety Claims may receive such other treatment as agreed to by the Sureties and the Plan Proponents or as otherwise required to obtain confirmation of the Plan over the objection of the Sureties.

In addition, all adequate protection payments to the Sureties authorized under the Final Order approving the DIP Facility shall cease on the Effective Date. If the amount of the Allowed Surety Claims exceeds the value, as of the Confirmation Date, of all non-avoidable collateral securing such Claims, then the amount of the adequate protection payments paid to the Sureties during the Reorganization Cases shall be offset against and reduce the amounts to be distributed to the Sureties under the Plan on account of the Allowed Surety Claims. If, however, the amount of the Allowed Surety Claims is less than the value, as of the Confirmation Date, of all non-avoidable collateral securing such Claims, then (i) the Sureties shall retain the adequate protection payments, if any, up to the amount by which the value of the non-avoidable collateral exceeds the amount of the Allowed Surety Claims without any diminution of the treatment set forth above and (ii) the amount of any additional adequate protection payments beyond those described in clause (i) shall be offset against and reduce the amounts to be distributed to the Sureties under the Plan.

Secured Surety Claims are impaired, and, as a result, the holders of such Claims are entitled to vote on the Plan.

d.	Class D–Noteholder Claims

Class D consists of all Claims of the Noteholders arising under or evidenced by the Notes or the Indentures for the Notes and related documents. Notwithstanding anything to the contrary, Noteholder Claims shall not include any Convertible Subordinated Debenture Claims or Subordinated Securities Claims. Pursuant to Section 3.1.4 of the Plan, the Class D Noteholder Claims shall be deemed Allowed in the aggregate amount of $2,159,404,575.13.

On the Distribution Date, the Disbursing Agent shall issue and deliver to the indenture trustees for the Notes the Reorganized Federal-Mogul Class A Common Stock, for ultimate Pro Rata distribution by the indenture trustees to or for the account of each Person holding an Allowed Noteholder Claim. In addition, as set forth in (f) below, holders of Allowed Noteholder Claims shall also be entitled to receive on the Distribution Date the shares of Reorganized Federal-Mogul Class A Common Stock allocated to the holders of Allowed Convertible Subordinated Debenture Claims to the extent necessary to satisfy the subordination provisions in the indentures for the Convertible Subordinated Debentures. Finally, if the Classes of holders of Noteholder Claims and Asbestos Personal Injury Claims accept the Plan, and at least one of the Classes of holders of preferred stock, Subordinated Securities Claims or common stock accepts the Plan, then holders of Allowed Noteholder Claims shall also receive 50% of the Warrants to be issued and distributed under the Plan, provided, however, that holders of Allowed Noteholder Claims have agreed to distribute any and all such Warrants to the holders of preferred stock, Subordinated Securities Claims and/or common stock in accordance with Sections 3.1.13, 3.1.14 and 3.1.15 of the Plan, and subject to the requirements of Section 8.3.5 of the Plan.

All adequate protection payments to the holders of Noteholder Claims authorized under the Final Order approving the DIP Facility shall continue until and cease on the Effective Date, and all unpaid adequate protection payments as of the Effective Date will be paid in cash on the Effective Date. In accordance with Section 3.1.4(c) of the Plan, the holders of Noteholder Claims shall retain all adequate protection payments made and/or authorized in connection with the DIP Facility, as described in Section III.E.1.(c).(2) hereof.

Allowed Noteholder Claims shall also receive, on the Effective Date, 100% of the equity of Reorganized Federal-Mogul Piston Rings, Inc. (“FMPRI”); provided, however, the holders of such Noteholder Claims have agreed to distribute 100% of the equity of Reorganized FMPRI to Reorganized Federal-Mogul Powertrain, Inc. as of the Effective Date.

In addition, in consideration of the distributions to holders of Allowed Noteholder Claims as described herein, Claims arising under any guaranty of the Noteholder Claims by any of the other Debtors shall be released, extinguished and discharged, and holders of Allowed Noteholder Claims shall receive no additional distribution beyond that described above on account of any such Claims against any of the Debtors.

Recoveries on Noteholder Claims may be calculated by dividing (A) the value of the Reorganized Federal-Mogul Class A Common Stock to be distributed on account of Allowed Noteholder Claims and Allowed Convertible Subordinated Debenture Claims by (B) the total estimated Allowed Amounts of Noteholder Claims and Convertible Subordinated Debenture Claims. Using the range of enterprise values set forth in Section XI.B below of approximately $4.0 billion to $4.4 billion and deducting the estimated pro forma debts of the Reorganized Debtors as set forth in Exhibit G to the Disclosure Statement and as stated elsewhere in the Plan and Disclosure Statement, the Reorganized Federal-Mogul equity value is calculated at approximately $1.8 billion to $2.3 billion. After adjustments for the range of estimated values of approximately $38 million to $55 million for the Warrants to be distributed pursuant to the Plan, the value of the Reorganized Federal-Mogul Class A Common Stock is approximately $0.9 billion to $1.1 billion. Thus, assuming the Allowed Amounts of the Noteholder Claims and Convertible Subordinated Debenture Claims is approximately $2.4 billion, the estimated percentage recovery for the holders of Noteholder Claims is 38% to 47%. These recoveries, however, do not reflect the impact of the enforcement of the subordination provisions of the Convertible Subordinated Debentures. Assuming the enforcement of these subordination provisions, the estimated percentage recovery for the holders of Noteholder Claims is 42% to 51%.

Noteholder Claims are impaired, and, as a result, holders of such Claims are entitled to vote on the Plan.

e.	Class E–Other Secured Claims

Class E consists of all Secured Claims other than Secured Bank Claims, Secured Surety Claims, Noteholder Claims or Bonded Claims. A Secured Claim is a Claim that is (a) secured in whole or in part as of the Petition Date, by a Lien which is valid, perfected and enforceable under applicable law and is not subject to avoidance under the Bankruptcy Code, the IA 1986 or other applicable law or (b) subject to setoff under Section 553 of the Bankruptcy Code or other applicable law, but, in each case, only to the extent of the value of the holder of such Claim’s interest in the particular Estate’s interest in the property securing any such Claim or the amount subject to setoff, as the case may be.

At the option of each U.S. Debtor or Reorganized U.S. Debtor, and in accordance with Section 1124 of the Bankruptcy Code, all Allowed Other Secured Claims (including each sub-class thereof) against any U.S. Debtor will be treated pursuant to one of the following alternatives: (I) the Plan will leave unaltered the legal, equitable and contractual rights to which such Other Secured Claim entitles the holder; (II) the respective Debtor shall cure any default that occurred before or after the Petition Date; the maturity of such Other Secured Claim shall be reinstated as such maturity existed prior to any such default; the holder of such Other Secured Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the holder on any right to accelerate its claim; and the legal, equitable and contractual rights of such holder will not otherwise be altered; (III) an Allowed Other Secured Claim shall receive such other treatment as the respective Debtor and the holder shall agree; or (IV) all of the collateral for such Other Secured Claim will be surrendered by the respective Debtor to the holder of such Claim on the Effective Date or as soon as practicable thereafter.

With respect to Allowed Class E Other Secured Claims against any U.K. Debtors, the Plan will leave unaltered the legal, equitable and contractual rights to which such Allowed Claim entitles the holder.

Claims in these Classes are unimpaired and, as a result, holders of such Claims are not entitled to vote on the Plan.

f.	Class F–Convertible Subordinated Debenture Claims

Class F consists of Claims arising out of or related to the 7% Convertible Subordinated Debentures due 2027 issued by Federal-Mogul Corporation. Pursuant to the Plan, the Claim of the Bank of New York, as Indenture Trustee for the Convertible Subordinated Debentures, shall be deemed Allowed in the amount of $211,042,367.00.

On the Distribution Date, the Disbursing Agent shall issue and deliver to the indenture trustee for the Convertible Subordinated Debentures a Pro Rata portion of the Reorganized Federal-Mogul Class A Common Stock, which portion shall be determined by multiplying the total number of shares representing such Class A Common Stock times a fraction, the numerator of which equals the Allowed Amount of all Convertible Subordinated Debenture Claims, and the denominator of which equals the Allowed Amount of all Noteholder Claims and Convertible Subordinated Debenture Claims; provided, however, to the extent necessary to comply with the contractual subordination provisions in the indentures for the Convertible Subordinated Debentures, the Disbursing Agent shall hold in trust and cause all distributions allocable to the holders of Allowed Convertible Subordinated Debenture Claims to be paid directly to the applicable indenture trustees on behalf of and for further distribution to the holders of Allowed Noteholder Claims, in accordance with the formula set forth in Section 3.1.4(b) of the Plan.

On the Effective Date, all holders of Convertible Subordinated Debentures, except those who have affirmatively elected not do so in connection with their vote on the Plan, will be deemed to have exercised their rights to convert their Convertible Subordinated Debentures into Federal-Mogul common stock on the terms provided for in the indenture governing those debentures. For purposes of the classification and treatment of Claims and Equity Interests under the Plan, such conversion shall be deemed to have occurred on the Record Date, and the resulting common stock interests arising from such conversion shall be included in and treated as Equity Interests under Class 1O.

For holders of Convertible Subordinated Debenture Claims who elect not to convert their Convertible Subordinated Debentures into Federal-Mogul common stock, the estimated percentage recovery is 0% due to the subordination provisions of the Convertible Subordinated Debentures. Holders of Convertible Subordinated Debenture Claims who do elect to convert their Convertible Subordinated Debentures to Federal-Mogul common stock will be treated as holders of Class 1O Equity Interests and shall receive Warrants in accordance with and to the extent set forth in the Plan treatment provisions concerning Class 1O Equity Interests.

Solely for purposes of the Declaration of Trust of Federal-Mogul Financing Trust regarding the Convertible Subordinated Debentures, the bankruptcy of Federal-Mogul Corporation shall be deemed to have occurred on the Effective Date, and the Federal-Mogul Financing Trust shall thereupon be deemed dissolved as provided in such Declaration of Trust.

Claims in this Class are impaired, and, as a result, the holders of such Claims are entitled to vote on the Plan.

g.	Class G–On-Site Environmental Claims

Class G consists of On-Site Environmental Claims arising from or related to property currently owned and that will continue to be owned by the Debtors after Confirmation of the Plan. A schedule of all known On-Site Environmental Claims is set forth on Exhibit 1.1.72 to the Plan.

Holders of Allowed On-Site Environmental Claims shall retain unaltered the legal, equitable and contractual rights to which such Allowed Claim entitles the holder.

Claims in these Classes are unimpaired, and, as a result, the holders of such Claims are not entitled to vote on the Plan.

h.	Class H–Unsecured Claims

Unsecured Claims are any Claims (regardless of whether such Claims are covered by insurance) not specifically included in a separately identified Class of Claims or Equity Interests and to the extent that such Claims are neither secured nor entitled to priority under applicable law. Unsecured Claims shall expressly include, without limitation, (a) any claim arising from the rejection of an executory contract or unexpired lease under Section 365 of the Bankruptcy Code, (b) any portion of a Claim to the extent the value of the holder’s interest in the applicable Estate’s interest in the property securing such Claim is less than the amount of the Claim, or to the extent that the amount of the Claim subject to setoff is less than the amount of the Claim, as determined pursuant to Section 506(a) of the Bankruptcy Code, (c) Surety Claims against T&N Limited and/or Gasket Holdings Inc., (d) Other U.K. Claims (including, specifically, Off-Site Environmental Claims and Asbestos Property Damage Claims against any U.K. Debtors to the extent that the Allowed Amounts of such Claims are not otherwise satisfied by any applicable insurance coverage), (e) any unsecured deficiency claims held by the holders of Bonded Non-Asbestos Claims and/or Surety Claims, (f) Asbestos Property Damage Claims against any U.S. Debtors to the extent that the Allowed Amounts of such Claims are not otherwise satisfied by any applicable insurance coverage, and to the extent that such Claims are not Bonded Claims; (g) Excluded NonQualified Pension Claims, (h) Off-Site Environmental Claims, (i) Claims arising from the provision of goods or services to the Debtors prior to the Petition Date, including the Claims of commercial trade creditors and (j) Affiliate Claims against the U.K. Debtors which are not subject to the Subordination Deed. Additionally, as set forth further below in subsection i, Non-Priority T&N Pension Plan Employee Benefit Claims and Non-Priority FM Ignition Pension Plan Claims may also be classified and treated as Class H Unsecured Claims in the event certain conditions are not met. Unless otherwise specifically provided in an applicable provision of the Plan, Unsecured Claims shall not include (i) Administrative Claims, (ii) Administration Claims, (iii) Priority Claims, (iv) Preferential Claims, (v) Secured Bank Claims, (vi) Secured Surety Claims, (vii) Noteholder Claims, (viii) Other Secured Claims, (ix) On-Site Environmental Claims, (x) Non-Priority Employee Benefit Claims, (xi) Asbestos Personal Injury Claims, (xii) Bonded Claims, (xiii) Affiliate Claims against the U.S. Debtors and F-M UK Holding Limited, (xiv) Affiliate Claims against the U.K. Debtors which are subject to the Subordination Deed, and (xv) Equity Interests.

(1)	Treatment of Unsecured Claims Against the U.S. Debtors and F-M UK Holding Limited

Holders of Allowed Unsecured Claims against all of the U.S. Debtors and F-M UK Holding Limited shall receive a total Cash payment equal to 35% of such holder’s Allowed Unsecured Claim, with such total amount to be paid in three (3) equal, annual installments, the first of which shall be paid on the Distribution Date and the second and third of which shall be paid on the first and second anniversaries of the Distribution Date, respectively. This treatment is subject to the terms of Section 8.17 of the Plan, which provides that in the event that the total amount of Allowed Unsecured Claims against the U.S. Debtors and F-M UK Holding Limited is determined to be in excess of $258 million, then the amount of the Cash distributions to holders of Allowed Unsecured Claims against those Debtors will be adjusted such that each such holder will receive, on account of its Allowed Unsecured Claim, total Cash payments equal to such holder’s Pro Rata share of $90.3 million. The Plan Proponents believe that the total Allowed Amount of Class H Unsecured Claims against the U.S. Debtors and F-M UK Holding Limited will not exceed $258 million. This belief is based upon (a) the Claims processing performed to date with respect to these Claims and (b) various assumptions concerning the completion of the processing and reconciliation of such Claims including, without limitation, assumptions regarding the successful prosecution of objections to certain Claims and the reclassification, reduction and/or disallowance of certain Claims. The Plan Proponents believe that all of the assumptions made in connection herewith are reasonable, but cannot guarantee that these assumption will turn out to be true or that the total Allowed Amount of Class H Unsecured Claims against the U.S. Debtors and F-M UK Holding Limited will not exceed $258 million.

Class H Unsecured Claims against the U.S. Debtors and against F-M UK Holding Limited are impaired, and, as a result, the holders of such Claims are entitled to vote on the Plan.

(2)	Treatment of Unsecured Claims Against U.K. Debtors other than F-M UK Holding Limited

Each holder of an Allowed Unsecured Claim against the U.K. Debtors other than F-M UK Holding Limited will receive a Cash payment on the Distribution Date in an amount equal to the Allowed Amount of such holder’s Claim multiplied by the greater of any of the following three (3) treatments (except holders of such Claims against T&N Limited, which shall receive one of the two T&N Distribution Ratios described below):

➢	T&N Distribution Ratio 1, the numerator of which shall equal the value of 79% of the Reorganized Federal-Mogul Class B Common Stock as determined at the Confirmation Hearing and the denominator of which shall be the tort system value (as reflected in the Asbestos Personal Injury Trust Distribution Procedures) of all Asbestos Personal Injury Claims against T&N Limited, or, in the event the Consensual Marketing Procedures are performed, T&N Distribution Ratio 2, the numerator of which is equal to the value of the assets of T&N Limited as determined at the Confirmation Hearing either in accordance with the Consensual Marketing Procedures or as otherwise determined by the Bankruptcy Court and the denominator of which shall be the sum of (i) the tort system value (as reflected in the Asbestos Personal Injury Trust Distribution Procedures) of all Asbestos Personal Injury Claims against T&N Limited and (ii) the Allowed amount of all other Claims against T&N Limited (including, without limitation, Affiliate Claims against T&N Limited); or

➢	the Company Specific Distribution Ratio for the U.K. Debtor in question, the numerator of which shall be equal to (i) the value of the referenced U.K. Debtor’s assets as set forth in Exhibit L to the Disclosure Statement if the Consensual Marketing Procedures are not performed for the referenced U.K. Debtor, or (ii) in the event the Consensual Marketing Procedures are performed for such U.K. Debtor, the Market Value of such U.K. Debtor’s assets, and the denominator of which shall be the tort system value (as reflected in the Asbestos Personal Injury Trust Distribution Procedures) of all Asbestos Personal Injury Claims against the U.K. Debtor in question plus the Allowed amount of all other Claims against such U.K. Debtor; or

➢	the Small Company Specific Distribution Ratio for the U.K. Debtor in question, which is applicable to all U.K. Debtors with less than £1 million in assets (as set forth on Exhibit L to this Disclosure Statement) or less than £1 million in liabilities to unaffiliated creditors (excluding holders of Asbestos Personal Injury Claims other than those that have been asserted in lawsuits filed in the United Kingdom on or before April 22, 2004) (the “Small Companies”), the numerator of which is equal to the value of such Small Company’s assets as set forth on Exhibit L to this Disclosure Statement (or, if the Consensual Marketing Procedures are performed, the Market Value of such Small Company’s assets) and the denominator of which is the Allowed Claims against that U.K. Debtor (excluding Asbestos Personal Injury Claims other than those that were the subject of lawsuits filed against such U.K. Debtor in the United Kingdom on or before April 22, 2004).

Because no bar date has been set either by the Bankruptcy Court or by the Administrators or the U.K. Court for the filing of Claims against the U.K. Debtors, and further because conclusive assessments have not been made of the asset values of all of the U.K. Debtors, it is not possible to determine definitively which of the U.K. Debtors will be treated as Small Companies. However, based on the values of assets and the liabilities reflected on Exhibit L to this Disclosure Statement, it is anticipated that all U.K. Debtors are Small Companies except the following 18 U.K. Debtors:

T&N Limited	Federal-Mogul Powertrain Systems International Limited
Federal-Mogul Aftermarket UK Limited	Federal-Mogul Sealing Systems (Cardiff) Limited
Federal-Mogul Bradford Limited	Federal-Mogul Sealing Systems (Rochdale) Limited
Federal-Mogul Bridgwater Limited	Federal-Mogul Sealing Systems (Slough) Limited
Federal-Mogul Camshaft Castings Limited	Federal-Mogul Sintered Products Limited
Federal-Mogul Camshafts Limited	Federal-Mogul Technology Limited
Federal-Mogul Engineering Limited	T&N Investments Limited
Federal-Mogul Export Services Limited	TBA Industrial Products Limited
Federal-Mogul Friction Products Limited
Federal-Mogul Ignition (U.K.) Limited

Of the U.K. Debtors that are anticipated to be Small Companies, only four (4) are considered by the Plan Proponents to have Class H Unsecured Claims against them. Those four (4) U.K. Debtors are Federal-Mogul

Eurofriction Limited, Federal-Mogul Sealing Systems Limited, Federal-Mogul Shoreham Limited, and Federal-Mogul Systems Protection Group Limited. Holders of Class H Unsecured Claims against each of those U.K. Debtors are anticipated to receive a distribution based upon the application of the Small Company Specific Distribution Ratio.

The preliminary views expressed above as to which U.K. Debtors are likely to be Small Companies and which U.K. Debtors have creditors that are likely to receive distributions based upon application of the Small Company Specific Distribution Ratio are based on a number of assumptions, including the assumption that the T&N Pension Trustees will either accept the “Let it Run” treatment described in subsection i. below or, in the alternative, that the liability of those of the U.K. Debtors that are Participating Employers under the T&N Pension Plan (other than T&N Limited) is limited to a Section 75 Claim in the aggregate amount of £ 19 million.

Holders of Unsecured Claims against Small Companies will receive distributions on account of such Unsecured Claims based upon application of the Small Company Specific Distribution Ratio. An estimate of that dividend payment specific to each of the four (4) U.K. Debtors that the Plan Proponents anticipate Small Companies and have Class H Unsecured Claims against them is set forth on Exhibit L to the Disclosure Statement.

Of the remaining 18 U.K. Debtors, 13 of them did not, to the Plan Proponents’ knowledge, manufacture, distribute or sell asbestos-containing products. As a result, the Plan Proponents do not anticipate that those 13 U.K. Debtors have substantial unknown current and/or future liabilities for Asbestos Personal Injury Claims sufficient to materially affect recoveries to the holders of Unsecured Claims against such U.K. Debtors. Accordingly, it is anticipated that creditors of these 13 U.K. Debtors will receive a distribution based upon the application of the Company Specific Distribution Ratio to their Unsecured Claims. The 13 U.K. Debtors anticipated to receive distributions based upon application of the Company Specific Distribution Ratio are:

Federal-Mogul Aftermarket UK Limited	Federal-Mogul Ignition (U.K.) Limited
Federal-Mogul Bradford Limited	Federal-Mogul Powertrain Systems International Limited
Federal-Mogul Bridgwater Limited	Federal-Mogul Sealing Systems (Cardiff) Limited
Federal-Mogul Camshaft Castings Limited	Federal-Mogul Sintered Products Limited
Federal-Mogul Camshafts Limited	Federal-Mogul Technology Limited
Federal-Mogul Engineering Limited	T&N Investments Limited
Federal-Mogul Export Services Limited

An estimate of the percentage recovery for each of these 13 U.K. Debtors is set forth on Exhibit L to the Disclosure Statement. As in the case of the Small Companies described above, the estimated recoveries contained in this Disclosure Statement are based upon estimates of the assets and liabilities of each such U.K. Debtor including the assumption that the T&N Pension Trustees will either accept the “Let it Run” treatment described in subsection i. below or, in the alternative, that the liability of those U.K. Debtors that are Participating Employers under the T&N Pension Plan (other than T&N Limited) is limited to a Section 75 Claim in the aggregate amount of £ 19 million.

The Plan Proponents anticipate that creditors of the remaining five (5) U.K. Debtors–T&N Limited, Federal-Mogul Friction Products Limited, Federal-Mogul Sealing Systems (Rochdale) Limited, Federal-Mogul Sealing Systems (Slough) Limited, and TBA Industrial Products Limited–will each receive a distribution based upon the application of T&N Distribution Ratio 1 or T&N Distribution Ratio 2, depending upon whether the Consensual Marketing Procedures are performed. Each of these five U.K. Debtors manufactured and/or distributed products containing asbestos and hence, in the view of the Plan Proponents, have material asbestos-related liabilities. With the exception of T&N Limited, however, these U.K. Debtors were named in very few lawsuits prior to the Petition Date (and the automatic stay has precluded the commencement of any such actions since the Petition Date). To date, according to the Debtors’ records, TBA Industrial Products Limited has been named in 217 actions (including third-party personal injury claims and products liability claims), Federal-Mogul Friction Products Limited has been named in 79 actions, Federal-Mogul Sealing Systems (Rochdale) Limited has been named in no actions, and Federal-Mogul Sealing Systems (Slough) Limited has been named in five (5) actions. Notwithstanding the foregoing, the Plan Proponents believe that each of these four U.K. Debtors have material asbestos liabilities given that each of them, as in the case of T&N Limited, manufactured and/or distributed products containing asbestos. Although these amounts have not been quantified as of the date of this Disclosure Statement, the Plan Proponents believe that the likely amount of these liabilities will be such that the T&N Distribution Ratios will provide a greater distribution than the Company Specific Distribution Ratio.

The Plan Proponents estimate that the percentage recovery that would result from application of T&N Distribution Ratio 1 is 7.2%. Such distribution is based upon the valuation of Reorganized Federal-Mogul at $4.0 to $4.4 billion, as described in Section XI.B, below. For purposes of the analysis contained in this section, the Plan Proponents assume that the value of Reorganized Federal-Mogul will be $4.2 billion (the midpoint of the range). Other values described below also represent midpoints of ranges described elsewhere in this Disclosure Statement.

The value of Reorganized Federal-Mogul, after deducting the estimated $2.2 billion in total debt that will be assumed or entered into by Reorganized Federal-Mogul and further deducting an estimated $44 million to account for the value of the Warrants to be distributed under the Plan, is allocated under the Plan between the holders of Asbestos Personal Injury Claims and Noteholder Claims on a 50.1%—49.9% basis. Accordingly, the Plan Proponents estimate that the aggregate distributions under the Plan to the holders of Asbestos Personal Injury Claims (i.e., the value of the Reorganized Federal-Mogul Class B Common Stock) will total approximately $1.0 billion (plus insurance recoveries), while the aggregate distributions to the holders of Noteholder Claims (i.e., the value of the Reorganized Federal-Mogul Class A Common Stock) will total approximately $1.0 billion. The Asbestos Personal Injury Trust Distribution Procedures presently provide that all of the Reorganized Federal-Mogul Class B Common Stock will initially be allocated to the T&N Worldwide Fund (as described in the Asbestos Personal Injury Trust Distribution Procedures) which will address Asbestos Personal Injury Claims against T&N Limited, Gasket Holdings Inc. and Ferodo America, Inc.

Under the Plan, 79% of the Reorganized Federal-Mogul Class B Common Stock to be allocated to the T&N Worldwide Fund within the Trust will likely be allocated for the payment of Asbestos Personal Injury Claims against T&N Limited. This allocation is based upon the relative size of the historic asbestos liabilities of the Debtors (T&N Limited, Gasket Holdings Inc., and Ferodo America, Inc.) whose asbestos liabilities are not likely to be fully insured. The value of 79% of the Reorganized Federal-Mogul Class B Common Stock is estimated to be $790 million. This amount is the numerator in T&N Distribution Ratio 1. The denominator of T&N Distribution Ratio 1 will be the predicted value (according to Dr. Peterson, who has performed actuarial analyses of the asbestos liabilities of T&N Limited on behalf of the Asbestos Claimants Committee) of the Asbestos Personal Injury Claims and Demands against T&N Limited based upon the Asbestos Personal Injury Trust Distribution Procedures, which is estimated by Dr. Peterson to be approximately $11.0 billion. Accordingly, T&N Distribution Ratio 1 is likely to yield a percentage recovery to those whose dividend is predicated thereon of 7.2%.

The numerator of T&N Distribution Ratio 2 (which is an estimate of the value of T&N Limited’s assets if the Consensual Marketing Procedures is performed) is likely to be in the range of approximately $0.5 billion to $0.8 billion. The denominator of T&N Distribution Ratio 2 includes Asbestos Personal Injury Claims and Demands against T&N Limited in the approximate amount of $11.0 billion as described above, claims arising under or relating to the T&N Pension Plan (which are asserted by the T&N Pension Plan Trustee to be as much as $1.5 billion), and certain Affiliate Claims and Unsecured Claims against T&N Limited. The total of all claims against T&N Limited comprising the denominator of T&N Distribution Ratio 2 is expected to be approximately $13.3 billion. Accordingly, T&N Distribution Ratio 2 is likely to yield a percentage recovery to those whose dividend is predicated thereon of 3.8% to 6.0%. The Plan Proponents therefore believe that performance of the Consensual Marketing Procedures will lead to a lower recovery to the holders of Unsecured Claims against T&N Limited than will the application of T&N Distribution Ratio 1 to such Claims.

The estimate of T&N Limited’s asbestos liabilities (i.e., $11.0 billion) developed by Dr. Peterson varies from the figure reported by Federal-Mogul Corporation in its securities filings prior to the Petition Date. In early 2001, National Economic Research Associates (“NERA”), an econometric firm retained by Federal-Mogul Corporation, issued a report on the estimated asbestos-related liabilities of the Federal-Mogul entities. With respect to T&N Limited, Gasket Holdings Inc. (Flexitallic) and Ferodo America, Inc., the estimated liabilities totaled $1.6 billion, and, with respect to all Federal-Mogul entities, $1.8 billion. This figure was reported in Federal-Mogul Corporation’s Form 10-K for the year ending December 31, 2000 (the last Form 10-K filed by Federal-Mogul Corporation prior to the Petition Date). That Form 10-K explicitly stated that the ultimate liability was “highly uncertain due to the difficulty of forecasting the numerous variables that can affect the liability.”

There are numerous critical differences between the data and assumptions relied upon by NERA in reaching its estimates and the data and assumptions relied upon by Dr. Peterson in preparing his forecasts. First, NERA’s study formed the basis for the Federal-Mogul entities’ estimate of asbestos liabilities prior to the Petition Date for claims currently pending at the time of the forecast prior to the Petition Date and those which were reasonably estimated to be asserted and paid through 2012. Dr. Peterson’s forecast, by contrast, attempts to account for all claims pending on the Petition Date and that might ever be asserted against T&N Limited over a future period of 40 years or more. Second, NERA’s study relied upon actual 1999 settlement values and budgeted CCR 2000 settlement values, while Dr. Peterson’s forecast was based upon actual settlement data for 2000 and 2001 for T&N Limited. This data showed that there had been substantial increases in case values over 1999 and budgeted 2000. Third, NERA assumed that there would be an ongoing “outside CCR discount” based upon the short-term settlement experience of T&N Limited outside the CCR. Dr. Peterson, reviewing actual 2001 settlement and verdict experiences of companies that had left the CCR, including T&N Limited and others, forecast that settlement values would increase dramatically in the post-CCR period. Fourth, Dr. Peterson assumed that the post-CCR increase would be greater for T&N Limited than for other CCR members because its CCR membership had protected T&N Limited from high settlement demands based on the company’s unique history and dealings regarding asbestos-containing products. NERA did not make this assumption. Fifth, Dr. Peterson took into account in his forecast the fact that the plaintiffs would have looked to T&N Limited in the future for increasingly higher payments as bankruptcy proceedings removed other major defendants from the tort system. NERA did not take this factor into account. Sixth, Dr. Peterson assumed for his forecast that the number of claims against T&N Limited would have increased in future years because an increasing percentage of persons with asbestos injuries would have sued T&N Limited in future years after bankruptcy proceedings had removed other defendants from tort litigation. The increased visibility and scrutiny that would have been directed to T&N Limited after it left CCR would have further increased the number of future claims. NERA did not make any of these assumptions in producing its forecasts.

Class H Unsecured Claims against the U.K. Debtors other than F-M UK Holding Limited are impaired and the holders of such Claims are entitled to vote on the Plan.

i.	Class I–Non-Priority Employee Benefit Claims against the U.S. Debtors and Non-Priority Pension Plan Employee Benefit Claims against the U.K. Debtors.

Class I consists of any Claims arising from or relating to an Employee Benefit Plan, including but not limited to retiree benefit claims described in Section 1114 of the Bankruptcy Code, but excluding Excluded Non-Qualified Pension Claims and any Claims against Federal-Mogul Corporation arising from the claims and litigation involving the Salaried Employees’ Investment Program that are described more fully above in Section V.T.2, that are neither secured nor entitled to priority under the Bankruptcy Code or a Final Order of the Bankruptcy Court. Class I includes any claims of (i) the T&N Pension Plan Trustees against T&N Limited and/or any of the U.K. Debtors that are Participating Employers under the T&N Pension Plan and (ii) the FM Ignition Pension Plan Trustees against Federal-Mogul Ignition (U.K.) Limited.

With respect to the U.S. Debtors, on the Effective Date, each Employee Benefit Plan maintained by any of the U.S. Debtors shall be continued, automatically and without further act, deed or Court order, by the respective Reorganized Debtor and each holder of an Allowed Non-Priority Employee Benefit Claim against a U.S. Debtor shall thus retain unaltered the legal, equitable and contractual rights to which such Allowed Claim entitles the holder. Such Claims against the U.S. Debtors are unimpaired and, as a result, the holders of such Claims are not entitled to vote on the Plan.

With respect to T&N Limited and those of the U.K. Debtors that have obligations under or relating to the T&N Pension Plan, if the T&N Pension Plan Trustees vote to accept the Plans of all U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 business days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangement for such U.K. Debtor, and if the Consensual Marketing Procedures are not performed with respect to T&N Limited, then in full satisfaction of all Claims against all Debtors with obligations under or relating to the T&N Pension Plan:

➢	The T&N Pension Plan shall continue, as modified. Current active employees who are part of the T&N Pension Plan will be offered a choice with respect to pension benefits relating to services performed after the Effective Date.

➢	The T&N Pension Plan contribution rate from the Effective Date to April 30, 2012 shall be limited to the annual maintenance cost with respect to services rendered after the Effective Date by current active employees and participants of T&N Limited and any other U.K. Debtors with obligations under or relating to the T&N Pension Plan that choose to remain in the T&N Pension Plan (provided such amount is lower than the current annual funding which is applicable through spring 2005 pending upcoming valuation). No annual contributions will be made to the T&N Pension Plan to amortize the underfunding that relates to prior service by retired, deferred, current and active members.

➢	To moderate the impact of post-Effective Date redundancies on the T&N Pension Plan, in the event of any redundancy actions involving the elimination of more than twenty (20) jobs, T&N shall pay an amount–over a period of not more than two (2) years after any redundancy action–equal to the additional liability crystallized by such redundancy action.

➢	Reorganized T&N shall have the right to elect to terminate the T&N Pension Plan on and after April 30, 2012. If Reorganized T&N elects to so terminate the T&N Pension Plan, then the T&N Pension Plan Trustees shall receive a Cash payment equal to the Allowed Amount of the Non-Priority T&N Pension Plan Employee Benefit Claims against all U.K. Debtors calculated as of the Petition Date multiplied by T&N Distribution Ratio 1 plus interest at market rate from the Effective Date through the date the T&N Pension Plan is terminated. Such treatment shall be in full and complete satisfaction of all Non-Priority T&N Pension Plan Employee Benefit Claims against all U.K. Debtors having obligations under or relating to the T&N Pension Plan.

➢	The contingent obligation of Reorganized T&N to pay the dividend set forth above shall be embodied in either, at the option of the Plan Proponents, a contingent promissory note from Reorganized T&N or an amendment to the Trust Deed of the T&N Pension Plan. The note will be delivered to the T&N Pension Plan Trustees or, if applicable, the amendment to the Trust Deed shall take effect, on the Effective Date.

➢	The T&N Pension Plan Trustees shall, to the extent permitted by applicable law, continue the current investment strategy in consultation with Reorganized T&N and will not change such investment strategy without approval from Reorganized T&N.

As an alternative to the foregoing, the holders of Allowed Non-Priority T&N Pension Plan Employee Benefit Claims may receive such other treatment as may be agreed to by the Plan Proponents and the T&N Pension Plan Trustees.

If the T&N Pension Plan Trustees do not vote in favor of all of the Plans of the U.K. Debtors that have obligations under or relating to the T&N Pension Plan or have not given an irrevocable undertaking at least 14 business days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtor and/or if the Consensual Marketing Procedures are performed with respect to T&N, then all obligations with respect to the T&N Pension Plan shall be compromised and discharged and all Claims under or relating to the T&N Pension Plan shall be included in Class H of such U.K. Debtors in full satisfaction and discharge of such obligations.

If the FM Ignition Pension Plan Trustees accept the Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any Voluntary Arrangements for FM Ignition, and if the Consensual Marketing Procedures have not been performed for FM Ignition, then with respect to Claims in Class 7I (Federal-Mogul Ignition (U.K.) Limited Non-Priority Pension Plan Employee Benefit Claims), the FM Ignition Pension Plan Trustees may elect either of the “Let It Run” treatment or the “Alternate Payout” treatments described in this section. Under the “Let It Run” Treatment,

➢	The FM Ignition Pension Plan shall continue, as modified. Current active employees who are part of the FM Ignition Pension Plan will be offered a choice with respect to pension benefits relating to services performed after the Effective Date.

➢	The FM Ignition Pension Plan contribution rate from the Effective Date to April 30, 2012 shall be limited to the annual maintenance cost with respect to services rendered after the Effective Date by current active employee participants in the FM Ignition Pension Plan that choose to remain in the FM Ignition Pension Plan (provided such amount is lower than the current annual funding). No annual contributions will be made to the FM Ignition Pension Plan to amortize the underfunding that relates to prior service by retired, current and active employees.

➢	Reorganized FM Ignition shall have the right to elect to terminate the FM Ignition Pension Plan on and after April 30, 2012. If Reorganized FM Ignition does so terminate the FM Ignition Pension Plan, then the FM Ignition Pension Plan Trustees shall receive a Cash payment equal to the Allowed Amount of the Non-Priority FM Ignition Pension Plan Employee Benefit Claims calculated as of the Effective Date multiplied by the greater of T&N Distribution Ratio 1 and the Company Specific Distribution Ratio plus interest from the Effective Date through the date the FM Ignition Pension Plan is terminated. Such treatment shall be in full and complete satisfaction of all Non-Priority FM Ignition Pension Plan Employee Benefit Claims.

➢	The contingent obligation of Reorganized FM Ignition to pay the dividend set forth above will be embodied in either, at the option of the Plan Proponents, a contingent promissory note from Reorganized FM Ignition or an amendment to the Trust Deed for the FM Ignition Pension Plan. The note will be delivered to the FM Ignition Pension Trustees or, if applicable, the amendment to the Trust Deed shall take effect, on the Effective Date.

➢	The FM Ignition Pension Plan Trustees shall, to the extent permitted by applicable law, continue the current investment strategy in consultation with Reorganized FM Ignition and shall not change such investment strategy without approval from Reorganized FM Ignition.

Under the Alternate Payout treatment,

➢	On the Effective Date, the FM Ignition Pension Plan shall pay the FM Ignition Pension Plan Trustees an amount sufficient to purchase annuities to secure the benefits of all participants retired and currently receiving pension payments.

➢	Actuarially equivalent transfer values would be provided to non-pensioner participants (assuming no cost of living adjustments). Actuarial assumptions will be the same as used in that certain August 2003 Transfer Value change assumption calculation.

➢	Contributions to fund the Alternate Payout treatment shall be limited to no more than £9 million.

If the FM Ignition Pension Plan Trustees do not vote in favor of the Plan for FM Ignition, or have not given an irrevocable undertaking at least 14 business days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangement for FM Ignition and/or if the Consensual Marketing Procedures are performed with respect to FM Ignition, then all obligations with respect to the FM Ignition Pension Plan shall be compromised and discharged and all Claims under or relating to the FM Ignition Pension Plan shall be included in Class H of such U.K. Debtors in full satisfaction and discharge of such obligations.

Class I Non-Priority Pension Plan Employee Benefit Claims against the U.S. Debtors are unimpaired under the Plan, and the holders of such Claims are not entitled to vote on the Plan. Class I Non-Priority Pension Plan Employee Benefit Claims against the U.K. Debtors are impaired under the Plan and, as a result, the holders of such Claims are entitled to vote on the Plan.

j.	Class J—Asbestos Personal Injury Claims

Class J consists of Claims that are liquidated or unliquidated Claims against one or more of the Debtors or their non-Debtor Affiliates, or their present or former officers, directors or employees of any of them, whether asserted by agents or employees of the Debtors or their non-Debtor Affiliates or any other Person or Entity, whether in the nature of or sounding in tort, contract, warranty, employer liability or any other theory of law, equity or admiralty, whatsoever, for, attributable to or arising under the laws of any jurisdiction, by reason of, directly or indirectly, physical, emotional or other personal injuries or other damages caused, or allegedly caused, in whole or in part, directly or indirectly, by the presence of, or exposure to, asbestos—including but not limited to, asbestos-containing products, automotive or industrial parts and components, equipment, manufacturing processes, improvements to real property or materials manufactured, sold, supplied, produced, specified, selected, distributed or in any way marketed by one or more of the Debtors or their non-Debtor Affiliates or the predecessors of any of them—and arising or allegedly arising, directly or indirectly, from acts or omissions of one or more of the Debtors, their non-Debtor Affiliates or the predecessors of any of them, including, but not limited to, all claims, debts, obligations or liabilities for compensatory damages (such as, without limitation, loss of consortium, medical monitoring, personal or bodily injury, wrongful death, survivorship, proximate, consequential, general and special damages) and punitive damages. Asbestos Personal Injury Claims shall include, without limitation, (i) Indirect Asbestos Personal Injury Claims, (ii) Asbestos Personal Injury Demands, (iii) any Claim or Demand based upon, arising under or attributable to an asbestos personal injury settlement agreement or protocol entered into by CCR on behalf of one or more of the Debtors, (iv) any Claims asserted by CCR against the Debtors or their non-Debtor Affiliates excluding any Claim asserted by the CCR for postpetition fees and expenses incurred in the Reorganization Cases and (v) any Claim or Demand by an EL Insurer or Hercules Insurer or any of their reinsurers for premium, indemnity, reimbursement, contribution, fees, expenses or otherwise in connection with their respective policies or Asbestos Personal Injury Claims.

Except with respect to the Reorganized Hercules-Protected Entities and the U.K. Debtors with rights of indemnity and/or insurance coverage under the EL Coverage, as of the Effective Date, liability for all Asbestos Personal Injury Claims against the Debtors shall be automatically and without further act, deed or Court order, transferred to, vested in and assumed by the Trust. Thereafter, each Asbestos Personal Injury Claim shall be addressed (i.e., Allowed or disallowed, and if Allowed, then paid) solely by the Trust pursuant to and in accordance with the Asbestos Personal Injury Trust Distribution Procedures. The Asbestos Personal Injury Trust Distribution Procedures, which are an exhibit to the Asbestos Personal Injury Trust Agreement attached as Exhibit 1.1.154 to the Plan, set forth, among other things, the procedures which the Trust will use to clinically evaluate, value and, where appropriate, to pay holders of Allowed Asbestos Personal Injury Claims on account of their Claims.

As discussed further below in Section VII(A)(4) and in accordance with Article IV of the Plan, with respect to Asbestos Personal Injury Claims against the Reorganized Hercules-Protected Entities and the U.K. Debtors with rights of indemnity and/or insurance coverage under the EL Coverage, liability for all such Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of such Debtors for each such Asbestos Personal Injury Claim shall continue but recourse to the assets of the applicable Reorganized Debtors in respect of such liability shall, by operation of the Plan, the Schemes of Arrangement and/or the Voluntary Arrangements and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. From and after the Hercules Policy Expiry Date, the applicable Reorganized Debtors shall be, without further order of Court, released and discharged from Asbestos Personal Injury Claims (other than Asbestos Personal Injury Claims covered by the indemnity provisions of the EL Coverage) in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan. From and after the EL Coverage Expiry Date, the applicable Reorganized Debtors shall be, without further order of the Court, released and discharged from Asbestos Personal Injury Claims in excess of (i) the £690 million retention and the £500 million layer of coverage under the Hercules Policy and (ii) all other sums as are attributable to or otherwise represent the Hercules Insurance Recoveries to the extent that such amounts exceed the £500 million layer of coverage.

Additionally, if the Classes of holders of Noteholder Claims and Asbestos Personal Injury Claims accept the Plan, and at least one of the Classes of holders of preferred stock, Subordinated Securities Claims or common stock accepts the Plan, then holders of Allowed Asbestos Personal Injury Claims shall also receive 50% of the Warrants to be issued and distributed under the Plan; provided, however, that holders of Allowed Asbestos Personal Injury Claims have agreed to distribute any and all such Warrants to the holders of preferred stock, Subordinated Securities Claims and/or common stock in accordance with Sections 3.1.13, 3.1.14 and 3.1.15 of the Plan, and subject to the requirements of Section 8.3.5 of the Plan.

In the event that holders of Asbestos Personal Injury Claims against U.K. Debtors would be entitled to a greater recovery on their Claims (as Allowed pursuant to the Asbestos Personal Injury Trust Distribution Procedures) by application of the Company Specific Distribution Ratio or the Small Company Specific Distribution Ratio than such holder would otherwise receive from the Trust, the difference shall also be paid by the Trust.

Claims in these Classes are impaired, and, as a result, the holders of such Claims are entitled to vote on the Plan.

k.	Class K—Bonded Claims

Class K consists of the Secured portion, if any, of Bonded Asbestos Personal Injury Claims, Bonded Non-Asbestos Claims and the CCR Bond Claim. The unsecured deficiency portion, if any, of such Claims is not included in this Class.

Each holder of an Allowed Bonded Claim against any of the Debtors shall retain unaltered the legal, equitable and contractual rights to which such Allowed Bonded Claim entitles the holder. Claims in these Classes are unimpaired, and, as a result, the holders of such Claims are not entitled to vote on the Plan.

l.	Class L—Affiliate Claims

Class L consists of all prepetition Claims against any of the Debtors held by a Debtor or a non-Debtor Affiliate, or any interest held by such entities in any property of the Debtors, but excluding Equity Interests and the Convertible Subordinated Debentures.

On the Effective Date, at the option of the Plan Proponents, all Allowed Affiliate Claims against the U.S. Debtors and F-M UK Holding Limited shall either be (a) reinstated, in full or in part, or (b) discharged and extinguished, in full or in part, in which case such discharged and extinguished portion shall be eliminated and the holders thereof shall not be entitled to, and shall not receive or retain, any property or interest on account of such portion under the Plan; provided, however, that prior to such discharge and extinguishment such Affiliate Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Plan Proponents. If any such Affiliate Claim is reinstated, in full or in part, such reinstated Claim may, at the option of the Plan Proponents, be subordinated in legal right and priority of payment to all non-Affiliate Claims against the applicable Debtor. The Affiliate Claims, or portions thereof, which are being reinstated and the extent, if any, to which such Claims are being subordinated to non-Affiliate Claims, are set forth in Exhibit 3.1.12 to the Plan.

Affiliate Claims against the U.S. Debtors and F-M UK Holding Limited are impaired, and, as a result, the holders of such Claims are entitled to vote on the Plan.

On the terms set forth in this paragraph, Affiliate Claims against the U.K. Debtors other than F-M UK Holding Limited shall be treated as Unsecured Claims unless subject to the Subordination Deed, which shall be filed no later than 30 days prior to the deadline for voting on the Plan and which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, any of the Voluntary Arrangements and/or the Schemes of Arrangement or any order of the U.K. Court sanctioning the Schemes of Arrangement. With respect to Affiliate Claims against U.K. Debtors other than F-M UK Holding Limited, the Plan Proponents are aware that certain commercial and tax disadvantages may arise if Affiliate Claims against the U.K. Debtors are classified with and compromised in the same manner as Class H Unsecured Claims pursuant to the Plan. Additionally, if any such Affiliate Claims were to be included in Class H Unsecured Claims, then this may reduce the distributions to be paid to holders of Class H Unsecured Claims. As of the date of this Disclosure Statement, the Plan Proponents are conducting further investigations as to the possible commercial and tax advantages of dealing with these Affiliate Claims separate and apart from the Class H Unsecured Claims. As a result of these commercial and tax issues, however, certain of the Affiliate Claims against the U.K. Debtors may be dealt with under the Subordination Deed. This would result in any such Affiliate Claims not being treated under, or impaired by, the Plan (i.e., they would not be compromised by the Plan and would remain payable in full). However, the effect of the subordination deed would be either (a) to subordinate the relevant affiliate claim to unsecured claims (so that the relevant U.K. Debtor would agree not, without the consent of all the Holders of Unsecured Claims against it, to repay or pay the whole or any part of the Affiliate Claim) until the Unsecured Claims that are non-contingent have been paid in full, or (b) to release the relevant Affiliate Claim (so that the U.K. Debtor would have no further obligation to repay or pay the Affiliate Claim. The Plan Proponents, however, only intend to classify separately these Affiliate Claims if doing so does not result in any unfair prejudice to the holders of Unsecured Claims against any such U.K. Debtors.

Affiliate Claims against the U.K. Debtors other than F-M UK Holding Limited are unimpaired, and, as a result, the holders of such Claims are not entitled to vote on the Plan.

m.	Class M—Federal-Mogul Corporation Preferred Stock

Class M consists of all Equity Interests represented by or arising from the Series C ESOP Convertible Preferred Stock issued by Federal-Mogul Corporation, of which there are 439,937 shares outstanding.

All outstanding shares of Federal-Mogul Corporation preferred stock and all rights related to such stock shall be cancelled, annulled and extinguished on the Effective Date. If the Classes of Noteholder Claims, Asbestos Personal Injury

Claims and Federal-Mogul Corporation preferred stock interests all accept the Plan, then each holder of Federal-Mogul Corporation preferred stock shall receive, in exchange for and in full satisfaction of its preferred stock Interest, Warrants calculated as follows: for each share of existing Federal-Mogul Corporation preferred stock held as of the Record Date, the holder shall receive Warrants in an amount equal to (A)(i) two, divided by (ii) the sum of (a) two times the total number of shares of existing Federal-Mogul Corporation preferred stock plus (b) the total number of shares of existing Federal-Mogul Corporation common stock deemed held by holders of allowed Subordinated Securities Claims (but only if the Class of Subordinated Securities Claims accepts the Plan) plus (c) the total number of shares of existing Federal-Mogul Corporation common stock (but only if the Class of common stock interests accepts the Plan), times (B) the total number of Warrants. If the Class of Federal-Mogul Corporation preferred stock interests rejects the Plan, then no distributions shall be made on account of those preferred stock interests.

Notwithstanding the foregoing or anything to the contrary in the Plan, if the Bankruptcy Court and/or District Court, as applicable, holds, determines or rules that the Plan is not confirmable due to the gifting, issuance or distribution of the Warrants, then (a) no Warrants shall be issued or distributed pursuant to the Plan and (b) Equity Interests in Class 1M shall receive no distributions under the Plan.

Equity Interests in this Class are impaired, and, as a result, the holders of such Equity Interests are entitled to vote on the Plan.

n.	Class N—Subordinated Securities Claims

Class N consists of any Claims that arise from the rescission of a purchase or sale of a security of any of the Debtors (including, without limitation, the Notes and the existing Federal-Mogul Corporation common stock and/or preferred stock), or for damages arising from the purchase or sale of such a security, or for reimbursement, indemnification, or contribution allowed under Section 502 of the Bankruptcy Code on account of such Claim, which Claims are subject to subordination under Section 510(b) of the Bankruptcy Code.

If the Classes of Noteholder Claims, Asbestos Personal Injury Claims and Class 1N Subordinated Securities Claims all accept the Plan, each holder of a Class 1N Subordinated Securities Claim shall receive, in exchange for and in full satisfaction of its Allowed Subordinated Securities Claim, its Pro Rata share of any applicable insurance and, with respect to any deficiency, the holder shall receive Warrants calculated as follows: for each share of Federal-Mogul Corporation common stock deemed held, the holder shall receive Warrants in an amount equal to (A)(i) one, divided by (ii) the sum of (a) two times the total number of shares of existing Federal-Mogul Corporation preferred stock (but only if the Class of preferred stock interests accepts the Plan) plus (b) the total number of shares of Federal-Mogul Corporation common stock deemed held by holders of Allowed Subordinated Securities Claims plus (c) the total number of shares of existing Federal-Mogul Corporation common stock (but only if the Class of common stock interests accepts the Plan), times (B) the total number of Warrants. For purposes of calculating such distributions of Warrants, the holder of a Subordinated Securities Claim shall be deemed to hold one share of Federal-Mogul Corporation common stock for each $28.00 of (i) its Subordinated Securities Claim minus (ii) any insurance proceeds actually received in respect of such Subordinated Securities Claim. If, however, the Class of Class 1N Subordinated Securities Claims rejects the Plan, then no distributions of Warrants shall be made on account of such Subordinated Securities Claims.

Notwithstanding the foregoing or anything to the contrary in this Plan, if the Bankruptcy Court and/or District Court, as applicable, holds, determines or rules that the Plan is not confirmable due to the gifting, issuance or distribution of the Warrants, then (a) no Warrants shall be issued or distributed pursuant to the Plan and (b) Claims in Class 1N shall receive no distributions under the Plan.

Claims in Class 1N are impaired, and, as a result, the holders of such Claims are entitled to vote on the Plan.

Class 2N consists of Subordinated Securities Claims against FMPRI. No distributions shall be made on account of such Claims, and all such Claims shall be discharged and extinguished on the Effective Date. Claims in Class 2N are impaired and do not receive or retain any property under the Plan. Accordingly, holders of such Claims are conclusively presumed to reject the Plan and are not entitled to vote.

o.	Class O—Federal-Mogul Corporation Common Stock Interests

Class O consists of all Equity Interests represented by the common stock of Federal-Mogul Corporation, of which there were 87,141,007 shares outstanding as of March 8, 2004.

All outstanding shares of Federal-Mogul Corporation common stock and all rights related to such stock shall be cancelled, annulled and extinguished on the Effective Date. If the Classes of Noteholder Claims, Asbestos Personal Injury Claims and Federal-Mogul Corporation common stock interests all accept the Plan, then each holder of Federal-Mogul Corporation common stock shall receive, in exchange for and in full satisfaction of its Equity Interest, Warrants in an amount equal to (A)(i) one, divided by (ii) the sum of (a) two times the total number of shares of existing Federal-Mogul Corporation preferred stock (but only if the Class of preferred stock Interests accepts the Plan) plus (b) the total number of shares of Federal-Mogul Corporation common stock deemed held by holders of Allowed Subordinated Securities Claims (but only if the Class of Subordinated Securities Claims accepts the Plan) plus (c) the total number of shares of existing Federal-Mogul Corporation common stock, times (B) the total number of Warrants. If the Class of Federal-Mogul Corporation common stock Interests rejects the Plan, then no distribution shall be made on account of such common stock interests.

Notwithstanding the foregoing or anything to the contrary in this Plan, if the Bankruptcy Court and/or District Court, as applicable, holds, determines or rules that the Plan is not confirmable due to the gifting, issuance or distribution of the Warrants, then (a) no Warrants shall be issued or distributed pursuant to the Plan and (b) Equity Interests in Class 1O shall receive no distributions under the Plan.

Equity Interests in this Class are Impaired, and, as a result, the holders of such Equity Interests are entitled to vote on the Plan.

p.	Class P—Equity Interests in Affiliates

Class P consists of the Equity Interests in all of the Debtors except Federal-Mogul Corporation, which are represented by the shares of capital stock in such Debtors, whether or not issued.

With the exception of holders of Allowed Equity Interests in FMPRI, all holders of Allowed Equity Interests in Class P will retain unaltered the legal, equitable and contractual rights to which such Allowed Equity Interests entitle the holder. All Equity Interests in FMPRI shall be cancelled, annulled and extinguished as of the Effective Date and holders of Allowed Equity Interests in FMPRI will not receive or retain any property under the Plan.

With the exception of Equity Interests in FMPRI, the Equity Interests in these Classes are Unimpaired, and, as a result, the holders of such Equity Interests are not entitled to vote on the Plan.

Equity Interests in FMPRI are impaired, and since holders of such Equity Interests do not receive or retain any property under the Plan on account of their Equity Interests in FMPRI, such holders are conclusively deemed to have rejected the Plan.

D.	Executory Contracts and Unexpired Leases.

Under Section 365 of the Bankruptcy Code, the Debtors have the right, subject to Bankruptcy Court approval, to assume or reject any executory contracts or unexpired leases. If the Debtors reject an executory contract or unexpired lease that is entered into before the Petition Date, it will be treated as if the Debtors breached the contract or lease on the date immediately preceding the Petition Date, and the other party to the agreement may assert an Unsecured Claim for damages incurred as a result of the rejection. In the case of the rejection of employment agreements and real property leases, damages are subject to certain limitations imposed by Sections 365 and 502 of the Bankruptcy Code.

The Plan provides that the Debtors shall assume all of their respective unexpired leases and executory contracts pursuant to Section 365 of the Bankruptcy Code except for (a) any and all unexpired leases and executory contracts that have been expressly rejected by the Debtors with approval of the Bankruptcy Court on or prior to the Effective Date, (b) any and all unexpired leases and executory contracts that are set forth on that certain List of Rejected Contracts attached as Exhibit 5.1.2 to the Plan (as such list may be amended or supplemented up to and including the Confirmation Date), (c) all product warranties, indemnity agreements, and similar agreements of the U.S. Debtors (including any obligation of the Debtors to pay any costs or expenses related to such product warranties) which relate to asbestos or asbestos-related products that were made, mined, manufactured, produced, distributed, sold, marketed or supplied by the U.S. Debtors, whether or not the liabilities or obligations resulting thereunder constitute or will be treated as Asbestos Personal Injury Claims pursuant to the Plan, (d) all product warranties of the Debtors (including any obligation to pay any costs or expenses related to such warranties), which relate to products no longer made, manufactured, produced, distributed, sold, marketed or supplied by the Debtors, and (e) the Dan=Loc Deed of Special Indemnity and the Dan=Loc Guarantee except as set forth in Section 8.20 of the Plan. The Plan further provides that the Reorganized Debtors may elect to honor any product warranty as to non-asbestos products rejected pursuant to the Plan if honoring such product warranty would, in the judgment of the Reorganized Debtors, confer a reasonably comparable benefit upon the Reorganized Debtors.

Prepetition indemnity contracts entered into by the Debtors are not executory contracts as a matter of law. Out of an abundance of caution, however, to the extent that any prepetition indemnity contract might be deemed executory, the Plan provides that all prepetition indemnification obligations of the Debtors (save those obligations of Federal-Mogul and its Affiliated Debtors to indemnify and reimburse Persons who are or were directors, officers or employees of the Debtors described in Section VI(G), below) shall be deemed rejected as of the Effective Date of the Plan.

The Bankruptcy Court shall determine the dollar amount, if any, of the Claim of any non-Debtor party for damages resulting from the rejection of any executory contract or unexpired lease; provided, however, that any such Entity that holds or asserts such a Claim against a Debtor or its Estate must file a Proof of Claim with the Bankruptcy Court within thirty (30) calendar days following the Confirmation Date, or as otherwise ordered by the Bankruptcy Court. To the extent any such Claim is Allowed by the Bankruptcy Court by Final Order, such Claim shall become, and shall be treated for all purposes under the Plan as an Unsecured Claim, or an Asbestos Personal Injury Claim, as applicable, in the Reorganization Case of the particular Debtor which is a party to such contract or lease. The Plan, moreover, shall constitute notice to Entities which may assert a Claim for damages from the rejection of an executory contract or unexpired lease of the bar date for filing a Proof of Claim in connection therewith.

The Bankruptcy Code provides for the calculation of “cure amounts” which may in some instances be payable by the Debtors to the non-Debtor party in connection with executory contracts or unexpired leases that are assumed by the Debtors. Not later than ninety (90) days prior to the scheduled date for the Confirmation Hearing, the Debtors will file a Cure Exhibit with the Bankruptcy Court setting forth those unexpired leases and executory contracts which are being assumed by the Debtors and as to which the Debtors believe that cure amounts are owing, together with the respective cure amounts due for each such assumed lease or executory contract (the “Cure Exhibit”). With respect to any unexpired leases or executory contracts which are being assumed by the Debtors but as to which the Debtors contend that no cure amounts are due, such unexpired leases and executory contracts will not be included on the Cure Exhibit. The Debtors may modify, supplement or amend the Cure Exhibit up to and including the Confirmation Date. Not later than the earlier of (i) sixty (60) days prior to the scheduled Confirmation Hearing, or (ii) if the proposed cure amount for any particular unexpired lease or executory contract is amended by the Debtor following the filing of the initial Cure Exhibit, thirty (30) days after such amendment is filed by the Debtors with the Bankruptcy Court, the non-Debtor party to any such unexpired lease or executory contract which the Debtors propose to assume may dispute the cure amount, if any, set forth by the Debtors with respect to the assumption of such unexpired lease or executory contract by filing an appropriate objection with the Bankruptcy Court.

Additionally, the Plan provides that (a) the respective obligations of Federal-Mogul and its Affiliated Debtors to indemnify and reimburse Persons who are or were directors, officers or employees of the Debtors on the Petition Date or at any time thereafter, against and for any obligations pursuant to the articles of incorporation, codes of regulation, bylaws, applicable state or non-bankruptcy law, or specific agreement, or any combination of the foregoing, shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged under Section 1141 of the Code, irrespective of whether indemnification or reimbursement is owed in connection with any event occurring before, on or after the Petition Date, (b) the Reorganized Debtors shall maintain certain insurance for the benefit of each and all of the above-indemnified directors, officers and employees, at levels no less favorable than those existing as of the date of entry of the Confirmation

Order, and for a period of no less than three years following the Effective Date, and (c) the Reorganized Debtors shall indemnify and hold harmless their respective present and former officers and directors who were serving as officers and/or directors on or after the Petition Date on account of and with respect to any claim, cause of action, liability, judgment, settlement, cost or expense (including attorney’s fees) on account of claims or causes of action threatened or asserted by any third party against such officers and directors that seek contribution, indemnity, equitable indemnity, or any similar claim, based upon or as the result of the assertion of primary claims against such third party by any representative of the Debtors’ Estates; provided, however, the Reorganized Debtors shall not be obligated to indemnify and hold harmless any Person or Entity for any claim, cause of action, liability, judgment, settlement, cost or expense that results primarily from such Person or Entity’s bad faith, gross negligence or willful misconduct.

E.	Implementation of the Plan.

1.	Schemes of Arrangement and Company Voluntary Arrangements Involving U.K. Debtors.

The U.K. Debtors have each commenced Chapter 11 cases in the United States and, in addition, administration proceedings in the United Kingdom. Accordingly, the U.K. Debtors are subject to simultaneous corresponding insolvency proceedings in each country.

The U.K. Debtors intend to emerge from their Chapter 11 cases by means of the Plan, subject to the provisions of Sections 6.6 and 8.1 of the Plan. Attached to this Disclosure Statement as Exhibits D and E, respectively, are forms of Schemes of Arrangement (“Schemes of Arrangement”) and Company Voluntary Arrangements (“Voluntary Arrangements”) for certain of the U.K. Debtors that parallel the provisions of the Plan to the fullest extent possible under English and Scottish insolvency law. Lists of those of the U.K. Debtors who are covered by the attached forms of Schemes of Arrangement and Voluntary Arrangements are attached to the Plan as Exhibits 1.1.133 and 1.1.168, respectively.

Under English and Scottish law, however, the Administrators are the only persons with authority to recommend and submit Schemes of Arrangement and/or Voluntary Arrangements. The Administrators have not agreed to recommend the Schemes of Arrangement and Voluntary Arrangements that parallel the Plan. The Plan Proponents are working toward an agreement with the Administrators to recommend parallel Schemes of Arrangement and Voluntary Arrangements. In the event the Administrators propose the Schemes of Arrangement and Voluntary Arrangements, the Administrators and the Plan Proponents will seek approval of such Schemes of Arrangement in accordance with English and/or Scottish insolvency laws.

Alternatively, if an agreement cannot be achieved with the Administrators to recommend and submit the Schemes of Arrangement and Voluntary Arrangements, then the Plan Proponents will work toward an agreement with the Administrators to retain the businesses of those U.K. Debtors that are valuable to Federal-Mogul and its customers and to jointly market those U.K. businesses that are not valuable to Federal-Mogul and its customers. This process is similar to what Federal-Mogul has been doing for several years now as it integrates the acquisitions that it has accomplished over the last several years.

In case negotiations with the Administrators to reach an agreement as described above do not result in a consensual resolution, the Plan Proponents are, contemporaneously with soliciting votes on the Plan and conducting such negotiations with the Administrators, implementing the procedures described in Sections 6.6 and 8.1.1 of the Plan to direct the Administrators to recommend the parallel Schemes of Arrangement and Voluntary Arrangements or discharge the U.K. administration proceedings.

In the event neither agreement with the Administrators can be reached and, further, that the Administrators are not directed to recommend the parallel Schemes of Arrangement and Voluntary Arrangements as discussed above, then Federal-Mogul shall bid for those businesses of the U.K. Debtors that are valuable to Federal-Mogul Corporation and its customers. Additionally, Federal-Mogul Corporation and any actual or deemed transfer of businesses and/or assets to Federal-Mogul Corporation in connection therewith shall be entitled to the benefits of and protections of the Injunctions and other provisions of the Plan, including, without limitation, the injunction pursuant to Section 524(g) of the Bankruptcy Code, and any and all Claims and Demands against Federal-Mogul Corporation and its Affiliates relating to such businesses and assets shall be channeled to the Trust to the extent set forth in Article IV of the Plan. Any remaining assets shall be liquidated. If Federal-Mogul is not the successful bidder, the Injunctions and other protective provisions of the Plan shall not apply to the transfer of any assets to any entity other than Federal-Mogul or its designee, because no such injunctions and protective provisions apply without the requisite approval of the constituents of the Asbestos Claimants Committee and the Asbestos Claimants Committee will not support the Plan on any other terms. The Plan Proponents believe that Federal-Mogul Corporation will be the successful bidder for those assets that are valuable to the Debtors and their customers. The Plan Proponents additionally believe, however, that a non-consensual marketing process for the businesses of the U.K. Debtors is not in the best interests of creditors (including pension creditors) of the U.K. Debtors.

While Confirmation of the Plan is not conditioned upon the sanctioning of each Scheme of Arrangement by the U.K. Court and/or approval of each Voluntary Arrangement, the Effective Date of the Plan shall not occur unless and until the U.K. Court has sanctioned the applicable Schemes of Arrangement and the conditions set out in Article VII of the Plan in relation to the applicable Voluntary Arrangements have been fulfilled, subject to the right of the Plan Proponents to waive this requirement as set forth in Section 6.7.3(b) of the Plan. Conversely, Confirmation of the Plan is a condition precedent to the Effective Date occurring in respect of the Schemes of Arrangement and/or Voluntary Arrangements; subject, however, to the right of the Plan Proponents to waive this condition. In the event the Plan of a U.K. Debtor is confirmed over the objection of a class of such U.K. Debtor’s creditors pursuant to Section 11129(b) of the Bankruptcy Code, but the Scheme of Arrangement and/or Voluntary Arrangement for such U.K. Debtor is not approved, nothing herein shall prejudice the right of such U.K. Debtor and/or any of the Plan Proponents to seek the dismissal of the U.K. administration proceedings for any U.K. Debtor or to have the Confirmation Order recognized by the U.K. Court as a matter of comity.

2.	Federal-Mogul Corporation Securities and Corporate Governance

a.	Cancellation Of Existing Federal-Mogul Corporation Stock.

On the Effective Date, all outstanding Federal-Mogul Corporation common stock, preferred stock, unexercised rights, warrants, options and other rights to purchase such stock, and any other rights attached to the ownership of any equity securities of Federal-Mogul Corporation, shall be deemed cancelled and of no further force and effect. The holders of such cancelled instruments, securities and other documentation shall have no rights arising from or relating to such instruments, securities or other documentation or the cancellation thereof, except the rights provided pursuant to the Plan.

b.	Cancellation of Notes, Other Debt Securities and Indentures.

On the Effective Date, (i) the Notes, the Convertible Subordinated Debentures and any other debt securities issued by the Debtors shall be deemed cancelled and of no further force and effect and (ii) the obligations of the Debtors under any agreements governing such Notes, Convertible Subordinated Debentures or other debt securities, including, without limitation, the Indentures, shall be cancelled and discharged; provided, however, that each Indenture and Note shall continue in effect solely for the purposes of (a) allowing the Indenture Trustees to make distributions on account of Noteholder Claims or as otherwise required pursuant to the Plan and (b) permitting the Indenture Trustees to maintain any rights or Liens they may have for fees, costs and expenses under such Indentures. Notwithstanding the preceding sentence, clauses (a) and (b) of this section shall not represent exceptions to the discharge of the Debtors’ liabilities under the Bankruptcy Code and the Confirmation Order. Additionally, upon payment in full of the fees and expenses of the Indenture Trustees pursuant to Section 8.15.6 of the Plan, any such rights or Liens of the Indenture Trustees shall terminate. Except as provided in this Section and the Plan, the holders of any such cancelled instruments, debt securities and related documentation shall have no rights arising from or relating to such instruments, securities or other documentation or the cancellation thereof, except for the rights provided in the Plan.

c.	Issuance Of Reorganized Federal-Mogul Common Stock.

On the Effective Date, Reorganized Federal-Mogul shall issue 49,900,000 shares of Reorganized Federal-Mogul Class A Common Stock and 50,100,000 shares of Reorganized Federal-Mogul Class B Common Stock. Concurrently with such issuance, Reorganized Federal-Mogul shall distribute (i) all of the shares of the Class B Common Stock (less the shares of Class B Common Stock issued pursuant to Section 4.5 of the Plan) to the Trustees of the Trust as part of the consideration to be paid for the Trust’s assumption of all Asbestos Personal Injury Claims (which shall then be allocated to the sub-Trusts created under the Trust Documents as provided therein), (ii) the Class B Common Stock issued under Section 4.5 of the Plan to the Trustees of the Trust, and (iii) all of the shares of Class A Common Stock to the Disbursing Agent for further distribution Pro Rata to the holders of Allowed Noteholder Claims and Allowed Convertible Subordinated Debenture Claims. For the purpose of distributions to the holders of Allowed Noteholder Claims, the Indenture Trustee under each series of Notes shall be deemed to be the sole holder of the Allowed Noteholder Claim for all Allowed Noteholder Claims for such series of Notes. Accordingly, all distributions of Reorganized Federal-Mogul Class A Common Stock on account of Allowed Noteholder Claims shall be distributed to the Indenture Trustees for further distribution to the Noteholders pursuant to the terms of the respective Indentures. Distribution of such Reorganized Federal-Mogul Class A Common Stock shall be deemed complete upon delivery of one or more share certificates representing such shares to the Indenture Trustees, on behalf of the Noteholders. The Disbursing Agent shall not be entitled to vote any shares of Reorganized Federal-Mogul Class A Common Stock.

d.	Issuance of Reorganized Federal-Mogul Warrants.

On the Effective Date, if the Classes of Noteholder Claims and Asbestos Personal Injury Claims have both accepted the Plan, and if at least one of the Classes of preferred stock interests, Subordinated Securities Claims, or common stock interests has also voted to accept the Plan, Reorganized Federal-Mogul shall issue 6,951,871 Warrants, representing, in the aggregate, the right to purchase 6,951,871 shares of Reorganized Federal-Mogul Class A Common Stock to such Classes in amounts calculated in accordance with Sections 3.1.13, 3.1.14, and 3.1.15 of the Plan, as applicable. Concurrently with such issuance, Reorganized Federal-Mogul shall distribute such Warrants to the Disbursing Agent for further distribution consistent with the terms and provisions of the Plan. The Disbursing Agent shall not be entitled to exercise any of the Warrants. Notwithstanding the foregoing, however, if the Bankruptcy Court and/or District Court, as applicable, holds, determines or rules that the Plan is not confirmable due to the gifting, issuance or distribution of the Warrants, then no Warrants shall be issued or distributed pursuant to the Plan and the Classes of preferred stock interests, Subordinated Securities Claims and common stock interests shall receive no distributions under the Plan.

e.	Surrender of Securities or Instruments.

On or before the Effective Date, or as soon as practicable thereafter, each holder of an instrument (a “Certificate”) evidencing the Notes, the Convertible Subordinated Debentures or any other debt securities (but excluding securities representing Bank Claims) shall surrender such Certificate to the Disbursing Agent, or, with respect to indebtedness that is governed by an Indenture, to the Indenture Trustee. The surrender of any global certificate held by an Indenture Trustee shall constitute surrender of the Notes or other debt securities pertaining to such global certificate for purposes of this provision. No distribution of property hereunder shall be made to or on behalf of any such holder unless and until such Certificate is received by the Disbursing Agent or the respective Indenture Trustee, or the unavailability of such Certificate is established to the reasonable satisfaction of the Disbursing Agent or the respective Indenture Trustee, or evidence of the loss, theft, mutilation or destruction of such Certificate is established to the reasonable satisfaction of the Disbursing Agent or the respective Indenture Trustee. Any such holder who fails to surrender or cause to be surrendered such Certificate, or fails to execute and deliver an affidavit of loss, theft, mutilation or destruction and indemnity to the reasonable satisfaction of the Disbursing Agent or the respective Indenture Trustee prior to the second anniversary of the Effective Date, shall be deemed to have forfeited all rights and Claims or interests in respect of such Certificate, shall not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, shall be distributed Pro Rata to and among the holders of the same securities, and in accordance with legal rights and priorities of those holders who properly surrendered such Certificates pursuant to the Plan.

f.	Resale of Securities—Exemption from Registration

In connection with the consummation of the Plan, Reorganized Federal-Mogul will rely on Section 1145 of the Bankruptcy Code, to the extent it is applicable, to exempt the issuance of (i) the Reorganized Federal-Mogul Class A common stock, (ii) the Reorganized Federal-Mogul Class B common stock, (iii) the Reorganized Federal-Mogul Junior Secured PIK Notes, (iv) the Warrants and (v) the Surety Notes from the registration requirements of the Securities Act and of any state securities or “blue sky” laws. Section 1145 of the Bankruptcy Code exempts from registration the sale of a debtor’s securities under a Chapter 11 plan if such securities are offered or sold in exchange, or primarily in exchange, for a claim against, or equity interest in, or a claim for an administrative expense in a case concerning, such debtor. In reliance upon this exemption, the issuance of the Reorganized Federal-Mogul Class A common stock, the Reorganized Federal-Mogul Class B common stock, the Reorganized Federal-Mogul Junior Secured PIK Notes, the Warrants and the Surety Notes generally should be exempt from the registration requirements of the Securities Act.

Accordingly, recipients will be able to resell the Reorganized Federal-Mogul Class A common stock, the Reorganized Federal-Mogul Class B common stock, the Reorganized Federal-Mogul Junior Secured PIK Notes, the Surety Notes, and the Warrants without registration under the Securities Act and state securities or “blue sky” laws, unless the recipient is an “underwriter” with respect to such securities, within the meaning of Section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines “underwriter” as one who (a) purchases a claim or interest with a view to distribution of any security to be received in exchange for the claim or interest, (b) offers to sell securities issued under a plan for the holders of such securities, (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution, or (d) is an “issuer” of the relevant security, as such term is used in Section 2(11) of the Securities Act. Based upon the amount of voting securities of Reorganized Federal-Mogul that they will receive under the Plan, the Trust will be, and certain Noteholders may be, deemed to be “underwriters” within the meaning of Section 1145(b) of the Bankruptcy Code.

Notwithstanding the foregoing, statutory underwriters may be able to sell securities without registration pursuant to the resale limitations of Rule 144 under the Securities Act which, in effect, permits the resale of securities received by statutory underwriters pursuant to a Chapter 11 plan, subject to applicable volume limitations, notice and manner of sale requirements, and certain other conditions. Holders that believe they may be statutory underwriters as defined in Section 1145 of the Bankruptcy Code are advised to consult with their own counsel as to the availability of the exemption provided by Rule 144 under the Securities Act.

BECAUSE OF THE COMPLEX, SUBJECTIVE NATURE OF THE QUESTION OF WHETHER A PARTICULAR HOLDER MAY BE AN UNDERWRITER, NONE OF THE DEBTORS OR THE REORGANIZED DEBTORS MAKE ANY REPRESENTATION CONCERNING THE ABILITY OF ANY PERSON TO DISPOSE OF THESE SECURITIES TO BE DISTRIBUTED UNDER THE PLAN OR THE RIGHTS OFFERING OR UPON ANY SUBSEQUENT EXERCISE THEREOF.

g.	Registration Rights Agreements

On the Effective Date, Reorganized Federal-Mogul shall execute and deliver registration rights agreements substantially in the forms set forth in Exhibit 8.3.7 to the Plan obligating Reorganized Federal-Mogul to register for resale, to the extent required by federal and state securities laws, the Reorganized Federal-Mogul Common Stock, the Reorganized Federal-Mogul Junior Secured PIK Notes and the Warrants under the Securities Act of 1933 in accordance with the terms set forth in such registration rights agreements. The holders of such securities who may enter into such registration rights agreements are those that (i) are issued 10% or more of the Reorganized Federal-Mogul Common Stock, (ii) would otherwise qualify as an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code, or (iii) reasonably request to do so. In accordance with the registration rights agreements, Reorganized Federal-Mogul will, as promptly as practicable after the Confirmation Date, (i) file a registration statement under the Securities Act for resale of shares of Reorganized Federal-Mogul Common Stock, Reorganized Federal-Mogul Junior Secured PIK Notes and Warrants, (ii) keep such registration statement effective for a three-year period and (iii) supplement or make amendments to such registration statement, if required under the Securities Act or by the rules and regulations promulgated thereunder, or in accordance with the terms of the registration rights agreements, and have such amendments declared effective as soon as practicable after filing with the SEC.

h.	Listing on Securities Exchange or Quotation System

Reorganized Federal-Mogul will use its best efforts to list, as promptly as practicable after the Effective Date, the Reorganized Federal-Mogul Class A common stock on a national securities exchange or for quotation on a national automated interdealer quotation system but will have no liability if it is unable to do so. Persons receiving distributions of Reorganized Federal-Mogul Class A common stock, by accepting such distributions, will have agreed to cooperate with Reorganized Federal-Mogul’s reasonable requests to assist Reorganized Federal-Mogul in its efforts to list the Reorganized Federal-Mogul Class A common stock on a national securities exchange or quotation system.

In addition, Reorganized Federal-Mogul will use reasonable efforts to permit the Reorganized Federal-Mogul Junior Secured PIK Notes to be eligible for clearance and settlement through the Depository Trust Company on a T + 3 basis. Persons receiving distributions of Reorganized Federal-Mogul Junior Secured PIK Notes, by accepting such distributions, will have agreed to cooperate with Reorganized Federal-Mogul’s reasonable requests to assist Reorganized Federal-Mogul in its efforts to cause the Reorganized Federal-Mogul Junior Secured PIK Notes to be so eligible.

i.	Lockup Agreement.

On the Effective Date, Reorganized Federal-Mogul, the Trust and certain Noteholders shall enter into a Lockup Agreement substantially in the form set forth in Exhibit 8.3.8 to the Plan. The Trust and such Noteholders shall be bound by certain restrictions on transfer of their shares of Reorganized Federal-Mogul Common Stock as set forth in such Lockup Agreement.

j.	Certificate Of Incorporation and Bylaws.

The Certificate of Incorporation of Reorganized Federal-Mogul shall, as of the Effective Date, be amended in its entirety substantially in the form set forth in Exhibit 8.3.9(1) to the Plan, and the Bylaws of Reorganized Federal-Mogul shall be amended in their entirety substantially in the form set forth in Exhibit 8.3.9(2) to the Plan. Consistent with Section 1123(a)(6) of the Bankruptcy Code, the amended Certificate of Incorporation of Reorganized Federal-Mogul shall, among other things, prohibit the issuance of non-voting equity securities. The amended Certificate of Incorporation of Reorganized Federal-Mogul shall provide that the board of directors of Reorganized Federal-Mogul shall consist of seven members, that the holders of Reorganized Federal-Mogul Class A common stock shall initially be entitled to nominate 4 directors and the holders of Reorganized Federal-Mogul Class B common stock shall initially be entitled to nominate 3 directors. Additionally, the amended Certificate of Incorporation shall provide that certain major transactions by Reorganized Federal-Mogul shall require the approval of a majority of both the directors elected by the holders of Reorganized Federal-Mogul Class A common stock and the directors elected by the holders of Reorganized Federal-Mogul Class B common stock.

k.	Initial Board of Directors of Reorganized Federal-Mogul.

On and after the Effective Date, the business and affairs of Reorganized Federal-Mogul shall become the general responsibility of its board of directors, subject to, and in accordance with, the Certificate of Incorporation and the Bylaws of Reorganized Federal-Mogul. The initial board of directors shall consist of the seven individuals identified in Exhibit 8.3.10 to the Plan.

l.	New Employment Agreements.

The New Employment Agreements shall be implemented by Reorganized Federal-Mogul on the Effective Date and shall become binding, effective and operative as of the Effective Date.

3.	Ownership and Management of Affiliated Debtors

Except with respect to FMPRI, from and after the Effective Date, each Debtor shall retain its Equity Interest in any other Debtor. The boards of directors of the Affiliated Debtors shall be established by Reorganized Federal-Mogul. The initial boards of directors for the Affiliated Debtors are set forth in Exhibit 8.4.1 to the Plan.

All outstanding common stock in FMPRI and any other equity securities in, claims of entitlement to, or rights attached to the ownership of any equity securities of FMPRI shall be deemed cancelled and of no further force and effect as of the Effective Date. The holders of such cancelled securities or claims shall not receive or retain under the Plan any property on account thereof or on account of the cancellation thereof. On the Effective Date, Reorganized FMPRI shall issue 1,000 shares of Reorganized FMPRI common stock and shall distribute such shares to Reorganized Federal-Mogul Powertrain, Inc. on account of the Noteholder Claims and as the deemed transferee of the holders of Allowed Class 2D Noteholder Claims, as provided in Section 3.2.12 of the Plan.

4.	Dissolution Of Inactive Debtor Subsidiaries.

On or subsequent to the Effective Date, in the discretion of its new board of directors, Reorganized Federal-Mogul, or the applicable parent company, may take such actions as may be necessary or appropriate to effect the liquidation, dissolution, winding up, striking off, or other disposition, if any, of some or all of the Inactive Debtor Subsidiaries.

5.	Employee Benefits and Programs.

In accordance with the first day orders described in subsections V(C) and V(P) of the Disclosure Statement, the Debtors have continued to perform their obligations under their employee benefits programs. With certain exceptions, all employment and severance policies, workers’ compensation programs, and all compensation and benefit plans, policies and programs of the Debtors applicable to its present employees, officers and directors, including, without express or implied limitation, all health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death, and dismemberment insurance plans, will be deemed to be, and will be treated as though they are, executory contracts that are deemed assumed under the Plan, and the Debtors’ obligations under such plans, policies, and programs will be deemed assumed pursuant to Section 365(a) of the Bankruptcy Code, survive confirmation of the Plan, remain unaffected thereby, and not be discharged in accordance with Section 1141 of the Bankruptcy Code.

The employee benefit programs that will be deemed assumed include, without limitation, the following:

➢	Medical and Insurance Benefits—U.S. Debtors. The U.S. Debtors provide medical, dental and prescription drug insurance to their employees through approximately 19 different medical plans, 8 different health maintenance organizations, 12 different dental plans and one vision plan. In addition, the U.S. Debtors provide their employees with 5 flexible spending account plans, which are composed entirely of employee contributions. The U.S. Debtors also provide their employees with 24 different life insurance programs, and 30 long- and short-term disability programs.

➢	Medical and Insurance Benefits—U.K. Debtors. The U.K. Debtors provide private medical insurance, life insurance, disability insurance, and other insurance to certain of their employees. Although medical benefits are provided by the state to the U.K. Debtors’ employees, certain employees (approximately 475) are entitled to private medical care through BUPA, a medical insurance scheme. The U.K. Debtors fund each participating employee’s annual premium and each eligible employee may elect to pay for his or her family to be included in the scheme.

➢	Management Incentive Plan. The Debtors offer annual incentive bonuses to their officers, directors, plant managers, and managers through the Management Incentive Plan (“MIP Plan”). The MIP Plan ties each participant’s target bonus to corporate EBITDA, corporate-wide initiative measurement, free cash flow, and various manufacturing or distribution goals. The MIP Plan provides participants with a maximum possible payout of 150% of the participant’s bonus target and no minimum payout, while below 85% achievement of goals results in zero payout.

➢	Other Incentive Bonus Plans. The Debtors offer incentive bonuses to certain other employee constituencies through retention bonus plans, plant gainsharing plans, safety award programs and special recognition awards. The Debtors also pay retention bonuses to key employees of plants or divisions that the Debtors have been or currently are trying to close.

➢	Vacations and Sick Leave—U.S. Debtors. For salaried employees, vacation “credits” accrue at a rate based on an employee’s length of service with the Debtors. For hourly employees, vacation credits accrue based upon hours worked and length of service for the Debtors. Upon termination of employment, the employees are entitled to a cash payout for their earned, banked and, for certain employees, accrued unused vacation time. The U.S. Debtors provide similar sick leave benefits for salaried and hourly non-bargaining employees through one of six programs. Sick leave policies for hourly bargaining unit employees vary by plant location and are dictated by collective bargaining agreements.

➢	Vacations and Sick Leave—U.K. Debtors. For salaried employees, vacation “credits” are generally paid a regular amount each period and thus accruals are not made for vacation pay. For hourly employees, vacation credits accrue throughout the year. Upon termination of employment, the employees are entitled to a cash payout of the accrued and unused vacation balance. Certain plants incorporated a sick leave policy into their employee agreements and certain employees covered by such agreements have accrued sick leave.

➢	Future Retiree Benefits for Current Employees. Certain of the U.S. Debtors’ current employees will remain eligible for certain medical, dental, life insurance and prescription drug programs upon retirement.

➢	Car Allowances. The Debtors provide a car allowance program to approximately 190 executives and key employees in the U.S. and 270 in the U.K. The Debtors also provide a number of automobiles for use by their sales force.

➢	Miscellaneous Executive Benefits. The Debtors provide miscellaneous benefits to their senior executives, including tax planning, executive physicals and personal liability insurance.

➢	Miscellaneous Other Benefits. The Debtors have a military leave policy that provides employees with their existing employee benefits for six months of military leave, including payroll reimbursement to ensure that their employees’ income during this six-month period, after accounting for what they receive from the government, is equivalent to what the employees were receiving from the Debtors prior to the military leave. The Debtors also offer other types of leave such as jury-duty and child-bearing leave. Finally, the Debtors offer their employees various service awards, sponsor a variety of employee social functions, and sponsor scholarships for which children of employees and retirees are eligible to apply.

➢	Workers’ Compensation Obligations and Related Insurance. Under the laws of the various jurisdictions in which they operate, the Debtors are required to maintain workers’ compensation coverage for claims arising from or related to their employees’ employment with the Debtors. Accordingly, the Debtors will continue to maintain workers’ compensation programs in all states in which they operate and in England, pursuant to the applicable requirements of local law. In all locations other than Ohio and Tennessee, the Debtors’ insure their workers’ compensation liabilities through a series of jurisdiction-specific workers’ compensation policies issued by companies affiliated with Travelers Insurance Company. These policies have deductible amounts which vary by jurisdiction. Deductible amounts are insured by Coventry Assurance, Ltd., a wholly-owned subsidiary of Federal-Mogul Corporation. In Ohio, certain of the Debtors’ plants participate in a workers compensation insurance program that is funded through, and administered by, the Ohio Bureau of Workers’ Compensation. The remainder of the Debtors’ plants in Ohio are self-insured and are registered with the state. One facility in Tennessee participates in a workers’ compensation program through the state’s residual market fund.

6.	Non-Pension Retiree Benefits and Programs.

The U.S. Debtors provide retiree benefits (the “Retiree Benefits”) to approximately 9,000 former employees through approximately 51 plans that provide different levels of medical, dental, life insurance and prescription drug programs to retired employees and to retired union workers pursuant to various collective bargaining agreements. The U.K. Debtors provide no retiree benefits directly paid for by the U.K. Debtors to their employees. The Debtors will continue to perform their obligations under such retiree benefit plans, and, accordingly, will fully comply with their obligations under Section 1114 of the Bankruptcy Code.

7.	U.S. and U.K. Pension Plans.

The U.S. and U.K. Debtors have numerous defined benefit and contribution savings and pension plans, which are generally described below. On and after the Effective Date, the U.S. Debtors will continue to perform their obligations under such plans. The pension plans of the U.K. Debtors will be compromised as described in this section.

a.	Pension Plans of the U.S. Debtors

(1)	U.S. Defined Benefit Plan

The U.S. Debtors provide certain of their employees with a defined benefit pension plan, the Federal-Mogul Corporation Pension Plan (the “U.S. Defined Benefit Plan”), pursuant to which a benefit is payable to the employee or other designated beneficiary upon the employee’s retirement from the company, total and permanent disability, or death. The U.S. Defined Benefit Plan’s assets have a market value of $651 million as of December 31, 2003. Based on current actuarial analyses and the Debtors’ business plans, the Debtors anticipate that the funding requirements for the U.S. Defined Benefit Plan will be (in millions) $54.5 for 2004, $130.2 for 2005, $97.5 for 2006, and $22.5 for 2007.

As of January 1, 2002, the Debtors estimated that there were approximately 16,230 active employees of the U.S. Debtors who are participants in the U.S. Defined Benefit Plan, as well as approximately 7,500 retirees receiving benefits from the plan. There are approximately an additional 10,700 persons who are not active employees of the U.S. Debtors not presently receiving benefits under the U.S. Defined Benefit Plan that are eligible to receive benefits thereunder in the future.

The Plan Proponents believe the relatively large number of active employees receiving benefits under the U.S. Defined Benefit Plan, as compared to the number of retired employees thereunder and non-active employees scheduled to receive benefits under the plan in the future, weighs in favor of continuing the U.S. Defined Benefit Plan unaffected by the Reorganization Cases. Also supporting this view is the fact that no U.S. pensions are adjusted or indexed to inflation. Moreover, the Bankruptcy Code and applicable non-bankruptcy law in the U.S. impose significant legal requirements upon an entity seeking to terminate a defined benefit plan (including, but not limited to, Section 1113 of the Bankruptcy Code to the extent that portions of the U.S. Defined Benefit Plan are mandated by collective bargaining agreements of the U.S. Debtors) that the Debtors do not presently believe are satisfied. Accordingly, the U.S. Debtors intend to continue performing their obligations under the U.S. Defined Benefit Plan on and after the Effective Date.

The Pension Benefit Guaranty Corporation, a United States Government corporation which guarantees the payment of certain pension benefits upon termination of a pension plan, has filed contingent claims in the event that the U.S. Defined Benefit Pension Plan were to terminate during the course of these proceedings. As noted above, the U.S. Debtors do not seek to terminate the U.S. Defined Benefit Pension Plan; however, in the event the Debtors were to seek to do so, such a termination could only be affected in accordance with applicable law.

(2)	U.S. Defined Contribution Plans

The U.S. Debtors also have three defined contribution pension plans (the “U.S. Defined Contribution Plans”), each of which is qualified under Section 401(k) of the Internal Revenue Code: (i) the Federal-Mogul Corporation 401(k) Investment Program; (ii) the Federal-Mogul Corporation Employee Investment Program; and (iii) the Federal-Mogul Corporation Salaried Employees’ Investment Program.

The U.S. Debtors are also involved in a few multi-employer pension plans at various unionized plants pursuant to collective bargaining agreements. These plans generally require monthly contributions based on hours worked, plus certain liabilities if the company withdraws from the plan.

b.	Pension Plans of the U.K. Debtors

The U.K. Debtors provide two defined benefit plans for eligible employees: the T&N Pension Plan (formally titled the T&N Retirement Benefits Scheme (1989)) and the FM Ignition Pension Plan (formally titled the Champion Pension Scheme). The T&N Pension Plan is the larger of the U.K. defined benefit plans, with assets having a current market value of £996.4 million as of February 29, 2004. Membership in the T&N Pension Plan is available to all permanent employees of companies previously part of the T&N group. The anticipated cost of the T&N Retirement Benefits Scheme (1989) for 2004 is £7.5 million. Future costs beyond 2004 are subject to reevaluation by the plan actuary and agreement between the company and the trustee.

As of December 31, 2003, the Debtors estimate that there are approximately 2,600 active employees of the U.K. Debtors participating in the T&N Pension Plan, as well as approximately 20,570 retirees receiving benefits from the scheme. In addition, there are approximately 14,820 persons who are not active employees of the U.K. Debtors not presently receiving benefits under the T&N Pension Plan that are eligible to receive benefits thereunder in the future.

Membership in the FM Ignition Pension Plan is closed to new members, and current active members are employees who joined the FM Ignition Pension Plan when it was open prior to May 1997. As of January 31, 2004, there are 303 active employees of the U.K. Debtors participating in the FM Ignition Pension Plan, as well as 531 retirees receiving benefits from the scheme. In addition, there are 438 persons who are not active employees of the U.K. Debtors who are not presently receiving benefits under the FM Ignition Pension Plan but are eligible to receive benefits thereunder in the future.

The U.K. Debtors also operate one defined contribution pension plan, the Champion Automotive Retirement Benefits Plan (the “U.K. Defined Contribution Plan”), for certain of their employees. Membership in the U.K. Defined Contribution Plan is limited to employees of Federal-Mogul Ignition (UK) Limited who joined Federal-Mogul (UK) Ignition Limited after closure of the FM Ignition Pension Plan. The maximum matching company contribution is 6%-12% and generally is twice the particular employee’s contribution. As of January 5, 2004, there are 77 active employees of the U.K. Debtors participating in the U.K. Defined Contribution Plan, as well as 65 persons who are not active employees of the U.K. Debtors not presently receiving benefits under the U.K. Defined Contribution Plan that are eligible to receive benefits thereunder in the future.

c.	Non-Qualified Pension Plans

The Debtors operate certain non-tax qualified pension plans (the “Non-Qualified Pension Plans”) that provide retirement benefits to current and former employees of the Debtors and are maintained by either Federal-Mogul Corporation itself or one of its subsidiaries. In accordance with the orders described in Section V(P) of the Disclosure Statement, the Debtors have continued to perform and will perform their obligations under the Non-Qualified Pension Plans as limited by such orders with respect to prepetition accrued obligations. Thus, pursuant to the orders, the Debtors will continue to honor non-qualified pension benefits up to, but no more than, the equivalent of $3,500.00 per month for prepetition accrued obligations under any and all Non-Qualified Pension Plans, except for the non-qualified pension benefits of James Zamoyski, Wilhelm Schmelzer and Richard Randazzo, who are entitled, pursuant to court order, to benefits in excess of the $3,500.00 cap for prepetition accrued obligations, subject to certain limitations. The Debtors, however, will fully pay all of their obligations under Non-Qualified Pension Plans that accrue postpetition.

These Non-Qualified Pension Plans fall into six general categories:

➢	Defined Benefit SERPs. The Debtors’ obligations in this category relate to three Defined Benefit Supplemental Employee Retirement Plans (the “Defined Benefit SERPs”). The three Defined Benefit SERPs are maintained for the benefit of employees of Federal-Mogul Corporation, former employees of Cooper Automotive Company, and former employees of Moog Automotive Company, respectively. Benefits under the Federal-Mogul Defined Benefit SERP and the Cooper Defined Benefit SERP are generally based on each respective qualified plan formula, which is applied to compensation in excess of eligible compensation allowed for qualified pension plans. The Moog Defined Benefit SERP provides retirement benefits in the form of monthly payments. The other Federal-Mogul Corporation and Cooper Automotive SERPs provide benefits in the form of a lump sum payment.

➢	Defined Contribution SERPs. The Debtor owes obligations with respect to two Defined Contribution Supplemental Employee Retirement Plans (the “Defined Contribution SERPs”) for the active and former employees of Federal-Mogul Corporation and Cooper Automotive Company. These benefits are payable as lump sums upon retirement.

➢	Medicare Obligations. Under this category, the Debtors owe certain Medicare obligations with respect to retirees of Champion Automotive Company and Moog Automotive Company, which Federal-Mogul Corporation acquired prepetition. These payments are in the amount of $66.60 per month (in 2004) to each covered retiree and are intended to reimburse the covered retirees for those payments they must make to ensure continued Medicare Part B coverage. It is possible that the Medicare obligations constitute “retiree benefits” under Section 1114(a) of the Bankruptcy Code and, as a result, the Debtors will continue making such payments pursuant to Section 1114(e) of the Bankruptcy Code.

➢	SKEPP Obligations. This category refers to obligations owing to certain executives of Federal-Mogul Corporation under the Supplemental Key Executive Pension Plan (“SKEPP”). The SKEPP is maintained by Federal-Mogul Corporation to provide pension benefits for a limited number of members of its senior management team that are competitive with those pension benefits provided to senior management personnel at peer companies. Benefits under the SKEPP may only be paid in the form of monthly payments.

➢	T&N Plans. This category refers to obligations owing under various non-qualified pension plans established for the benefit of certain employees of T&N Industries Inc. (the “T&N Plans”), as embodied in several subplans covering current and former employees of T&N Industries Inc. and its subsidiaries. Benefits under the T&N Plans may only be paid in the form of monthly payments.

➢	Cooper Deferred Compensation Plan. This category refers to obligations owing under the Cooper Deferred Compensation Plan, which provides a monthly payment based on a participant’s contributions during his career.

8.	Labor and Union Agreements.

In the U.S., various unions represent approximately 40% of the Debtors’ hourly employees. Most of the Debtors’ unionized manufacturing facilities have their own union contract. There are twenty (20) contracts, each of which applies to an individual facility with the exception of one contract that covers two facilities. Each contract has its own expiration date, and as a result, the contract expiration dates do not generally affect more than one facility. The Debtors will continue performing their obligations pursuant to the union contracts. In addition, to the extent such contracts are collective bargaining agreements, the Debtors’ obligations under such contracts will be deemed to be assumed pursuant to Section 1113 of the Bankruptcy Code, survive confirmation of the Plan, remain unaffected thereby, and not be discharged in accordance with Section 1141 of the Bankruptcy Code.

Approximately 71% of the Debtors’ hourly employees in the U.K. are represented by unions.

9.	Reservation of Rights With Respect to Collective Bargaining Agreements, Retiree Benefit Plans, and Employee Benefit Plans.

Notwithstanding any other provisions of the Plan or this Disclosure Statement, the Plan Proponents reserve the right to seek to reject, modify and/or terminate any collective bargaining agreements with respect to which any of the Debtors is a party in accordance with Section 1113 of the Bankruptcy Code, any retiree benefit plans of any or all of the Debtors in accordance with Section 1114 of the Bankruptcy Code, and any other employee benefit programs in accordance with applicable law.

10.	Vesting of Assets.

On the Effective Date, the estate of each Debtor shall revest in the applicable Reorganized Debtor free and clear of all Claims, Liens, encumbrances and other interests, except as provided in the Plan and the Confirmation Order. As of the Effective Date, each Reorganized Debtor may operate its business and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order.

11.	Preservation of Rights Of Action.

Except for the Trust Causes of Action and except as provided in Section 11.5 of the Plan or as otherwise provided in the Plan or the Confirmation Order, the Reorganized Debtors shall retain and have the exclusive right, in their sole discretion, to enforce, sue on, settle, and/or compromise all claims, rights, causes of action, suits and proceedings, including, without limitation, the avoidance actions discussed below, that the Debtors or their Estates may hold against any Person or Entity.

The Debtors and the Unsecured Creditors Committee jointly investigated potential avoidance actions that could be brought against Persons or Entities who received transfers of money or other property from the Debtors prior to the commencement of these Reorganization Cases. The primary focus of this investigation was the potential avoidance of “preferential transfers” under Section 547 of the Bankruptcy Code.

Under Section 547(b) of the Bankruptcy Code, a debtor may avoid certain “preferential transfers” made within 90 days prior to the commencement of the bankruptcy case. A “preferential transfer” is a payment or other transfer of an interest in property of the debtor made to or for the benefit of a creditor within 90 days prior to the petition date if the payment or transfer was made on account of an “antecedent debt” and if the debtor was insolvent at the time of the payment or transfer. A debtor may recover such “preferences” by bringing suit against the recipients of any such payments or transfers. Section 547(c) of the Bankruptcy Code, however, provides a number of defenses that may be raised by the recipients of any such preferential transfers. One defense, for instance, is the “ordinary course of business” defense. A payment made by a debtor (i)

on account of a debt incurred in the ordinary course of business, (ii) paid in the ordinary course of business and (iii) according to ordinary business terms, may be exempt from recovery by a debtor by means of the “ordinary course of business” defense. This defense is designed to protect vendors who continue to provide goods and services to and get paid by a debtor in the ordinary course of business. Other defenses are set forth in Section 547(c) of the Bankruptcy Code.

Based on the investigation and analysis of the Debtors and the Unsecured Creditors Committee, demand letters were sent to certain recipients of preferential transfers. Most of these recipients were trade creditors. The responses to these demand letters indicated, however, that most of the preferential transfers were subject to defenses, including, without limitation, the ordinary course of business defense. Based on this information and after considering the costs and risks of litigation of the potential preference actions, the Debtors and Unsecured Creditors Committee concluded, as a general matter, that the pursuit of preference actions against these recipients would not be in the best interest of the Estates because, among other things, such pursuit either would be too costly, would not result in material recoveries on behalf of the Estates and/or would directly or indirectly harm the relationship of the Reorganized Debtors with their vendors and the standing of the Reorganized Debtors in their industry. The Debtors and Unsecured Creditors Committee believe that more value to the Reorganized Debtors will be derived from, among other things, preserving their relationship with trade vendors and service providers, than if preference actions were pursued against these Persons and Entities. This value will inure to the benefit of all creditors under the Plan insofar as solid relationships and support from trade vendors and other business partners will assist in improving cash flow and cementing business relationships which enhance the overall value of the Reorganized Debtors.

Notwithstanding the foregoing, preference actions were commenced against two parties prior to the expiration of the statute of limitations for any such actions on October 1, 2003. The two parties were: (i) a beneficiary of a certain letter of credit that was collateralized within 90 days of the Petition Date; and (ii) the CCR. The Debtors also entered into tolling agreements among themselves and with certain present and former officers and directors of the Debtors extending the statute of limitations for the prosecution of certain avoidance and other actions. As set forth in Section 9.2 of the Plan, however, certain directors and officers of the Debtors, as “Released Parties,” will be released from liability for any and all claims and causes of action as of the Effective Date, including preferences and other avoidance actions. Except for the causes of action and claims released pursuant to Article IX of the Plan, the Reorganized Debtors will retain the right to pursue (a) the two parties specifically identified above, (b) any other avoidance litigation commenced prior to the Effective Date, and (c) any parties to pending tolling agreements existing as of the Effective Date, if any.

12.	Setoffs.

Each Reorganized Debtor (or the Trust to the extent it pertains to an Asbestos Personal Injury Claim) may, pursuant to the applicable provisions of the Bankruptcy Code, the IA 1986 or applicable non-bankruptcy law, setoff against any applicable Allowed Claim (before any distribution is made on account of such Claim) any and all claims, rights, causes of action, debts or liabilities of any nature that the applicable Reorganized Debtor (or the Trust to the extent it pertains to an Asbestos Personal Injury Claim) may hold against the holder of such Allowed Claim; provided, however, that the failure to effect such a setoff shall not constitute a waiver or release of any such claims, rights, causes of action, debts or liabilities.

13.	Reorganized Federal-Mogul Secured Term Loan Agreement.

On the Effective Date, Reorganized Federal-Mogul, as borrower, and the other Reorganized U.S. Debtors and Reorganized F-M UK Holding Limited, as guarantors, shall enter into the Reorganized Federal-Mogul Secured Term Loan Agreement with the holders of Class B Secured Bank Claims and JPMorgan Chase Bank, as Administrative Agent. The principal terms and conditions of the Reorganized Federal-Mogul Secured Term Loan Agreement are set forth in Exhibit 1.1.131 to the Plan. The Reorganized Federal-Mogul Secured Term Loan Agreement shall provide for, among other things, term loans in the principal amount of $1,303,897,117.90 (as adjusted as of the Effective Date to convert any foreign currencies into U.S. dollars) plus the amount of any draws prior to the Effective Date on certain outstanding letters of credit, plus any amount required to be included in such loan agreement, if any, as part of the refinancing of the Tranche C portion of the DIP Facility, in periodic installments maturing six and a half years after the Effective Date, at a rate of interest based on rates in the London interbank market or, at Reorganized Federal-Mogul’s option, an alternate base rate. The obligations of the Reorganized U.S. Debtors with respect to the Reorganized Federal-Mogul Secured Term Loan Agreement shall be secured by Liens on substantially all domestic assets of the Reorganized U.S. Debtors and on 65% of the equity in the first tier foreign subsidiaries owned by the Reorganized U.S. Debtors and Reorganized F-M UK Holding Limited. Except as otherwise provided in the Reorganized Federal-Mogul Secured Term Loan Agreement, such Liens shall be junior only to the Liens securing (i) the Exit Facilities and (ii) the converted portion of the Tranche C Loans pursuant to Section 2.2 of the Plan, if any, and shall be pari passu with the Liens that secure the Reorganized Federal-Mogul Secured Surety Notes, if any.

14.	Issuance of Reorganized Federal-Mogul Junior Secured PIK Notes.

On the Effective Date, Reorganized Federal-Mogul shall issue the Reorganized Federal-Mogul Junior Secured PIK Notes on behalf of all holders of Class B Secured Bank Claims, for ultimate distribution to each such holder in accordance with such holder’s rights under the Bank Credit Agreement. The Federal-Mogul Junior Secured PIK Notes shall have an aggregate original principal amount of $300,000,000.00, shall mature eleven years after the Effective Date and shall bear interest at a fixed rate initially payable partially in cash and partially in kind. The obligations of Reorganized Federal-Mogul with respect to the Reorganized Federal-Mogul Junior Secured PIK Notes shall be secured by Liens on substantially all domestic assets of the Reorganized U.S. Debtors and on 65% of the equity in the first tier foreign subsidiaries owned by the Reorganized U.S. Debtors. Except as otherwise provided in the Reorganized Federal-Mogul Secured Term Loan Agreement, such Liens shall be junior only to the Liens securing (i) the Exit Facilities, (ii) the Reorganized Federal-Mogul Secured Term Loan Agreement, (iii) the converted portion of the Tranche C Loans, if any, and (iv) the Reorganized Federal-Mogul Secured Surety Notes, if any, and shall be pari passu with the Reorganized Federal-Mogul Junior Secured Surety PIK Notes.

15.	Exit Facilities.

On the Effective Date, Reorganized Federal-Mogul shall enter into the Exit Facilities. The Plan Proponents anticipate that the dollar amount of the Exit Facilities will be in an amount not to exceed $1 billion, exclusive of amounts used, if any, to refinance the Tranche C portion of the DIP Facility, including, without limitation, amounts on any draws prior to the Effective Date on letters of credit outstanding under the Tranche C Loans. The proceeds of the Exit Facilities shall be used to repay obligations under the DIP Facility on the Effective Date, make cash payments required under the Plan and/or provide working capital for the business operations of the Reorganized Debtors.

16.	Issuance of Reorganized Federal-Mogul Secured Surety Notes and Junior Secured Surety PIK Notes and Related Guarantees.

If and to the extent required under Section 3.1.3 of the Plan, Reorganized Federal-Mogul shall issue the Secured Surety Notes and Junior Secured Surety PIK Notes, forms of which shall be filed with the Bankruptcy Court on the earlier of 30 days prior to the deadline for voting on the Plan or 45 days prior to the deadline for objecting to confirmation of the Plan. If and as required under the applicable Surety Claims treatment sections of the Plan, and if the applicable guarantees or liens are not avoided as a result of the Avoidance Action, the Reorganized Debtors that were parties to any guarantee with any of the Sureties relating to the CCR Surety Bonds and that pledged any of their assets to secure their obligations under such agreements shall issue guarantees of Reorganized Federal-Mogul’s obligations under the Secured Surety Notes and Junior Secured Surety PIK Notes, if any, and grant Liens in favor of the Sureties to collateralize such guarantees on the same or substantially all of the collateral that secured their prepetition obligations under their respective agreements with the Sureties. The Liens securing the obligations under the Secured Surety Notes shall be pari passu with the Liens securing the Reorganized Federal-Mogul Secured Term Loan Agreement, and the Liens securing the Junior Secured Surety PIK Notes shall be pari passu with the Liens securing the Reorganized Federal-Mogul Junior Secured PIK Notes.

17.	Distributions Under the Plan

a.	General Matters.

The Disbursing Agent shall make all distributions required under the Plan other than distributions to holders of Asbestos Personal Injury Claims. Distributions with respect to Asbestos Personal Injury Claims shall be made by the Trust in accordance with the TDP. Distributions shall be made on the Distribution Date (unless otherwise provided in the Plan or ordered by the Bankruptcy Court) with respect to all Allowed Claims except Asbestos Personal Injury Claims. Except where the Plan contemplates deferred payment or delivery of property or securities, payments to be made by the Disbursing Agent pursuant to the Plan shall be made in Cash or by check drawn on a domestic bank or by wire transfer from a domestic bank.

The Disbursing Agent or the Trust, as applicable, shall withhold from any assets or property distributed under the Plan any assets or property which must be withheld for foreign, federal, state and local taxes payable with respect thereto or payable by the Person entitled to such assets to the extent required by applicable law. Additionally, to the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, for tax purposes, be allocated to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

b.	Transfer Taxes.

Other than as described in the following paragraph, pursuant to Section 1146 of the Bankruptcy Code, and to the fullest extent permitted by law, no stamp tax, transfer tax or other similar tax shall be imposed or assessed by any taxing authority on account of the issuance, transfer or exchange of any securities issued under the Plan, the transfer of any assets or property pursuant to the Plan, or the making or delivery of an instrument of transfer under the Plan. A sale by T&N Limited of its assets in connection with the implementation of the Consensual Marketing Procedures could give rise to a charge to United Kingdom stamp duty land tax and stamp duty or stamp duty reserve tax, as described in Section XIII.B.1.j of this Disclosure Statement. Further, consummation of the Plan is expected to require the payment of real estate transfer taxes in Germany.

c.	Indenture Trustee Compensation.

The Indenture Trustees shall receive reasonable compensation and reimbursement of actual and necessary out-of-pocket expenses, pursuant to the procedures set forth in Section 8.15.6 of the Plan. Upon payment of all such amounts, all distributions to the Noteholders shall be free and clear of any Liens or Claims asserted by the Indenture Trustees, including, without limitation, any claims by the Indenture Trustees for reimbursement of fees or expenses.

d.	Record Ownership Date.

Distributions under the Plan to holders of Noteholder Claims and Convertible Subordinated Debenture Claims and to holders of Equity Interests shall be made only to those record holders of such securities who are holders thereof as of the Record Date (i.e., five (5) business days after the date of the Bankruptcy Court order approving the Disclosure Statement). The Disbursing Agent and any transfer or distribution agent shall be entitled to treat the record holder of a registered security as the sole holder of any Claim or Equity Interest evidenced thereby for purposes of all notices, payments or distributions under the Plan. No notice of any transfer of any such security shall be binding on the Disbursing Agent or any transfer or distribution agent unless such transfer has been properly registered in accordance with the provisions of the governing indenture or agreement at least ten (10) Business Days prior to any Distribution Date. If there is any dispute regarding the identity of the Entity entitled to receive a distribution in respect of a Claim or Equity Interest under the Plan, no distribution need be made in respect of such Claim or Equity Interest until such dispute has been resolved.

e.	Transfer of Claim.

As set forth in Section 8.15.8 of the Plan, in the event that the holder of any Claim shall transfer such Claim on and after the Effective Date, it shall immediately advise the Disbursing Agent or the Trust, as the case may be, in writing of such transfer. The Disbursing Agent or the Trust, as the case may be, shall be entitled to assume that no transfer of any Claim has been made by any holder unless and until written notice of a transfer has been actually received by the Disbursing Agent or the Trust. Each transferee of any Claim shall take such Claim subject to the provisions of the Plan, and, except as provided in a notice of transfer, the Disbursing Agent or the Trust, as the case may be, shall be entitled to assume conclusively that the transferee named in any notice of transfer shall thereafter be vested with all rights and powers of the transferor of such Claim. The provisions of Section 8.15.8 of the Plan shall not apply to holders or transferees of Bank Claims or Noteholder Claims.

18.	Objections to Claims.

After the Effective Date, only the applicable Reorganized Debtor against whose Estate a Claim was filed or deemed filed, or the Trust in the case of Asbestos Personal Injury Claims, may object to the allowance of any Claim, except that the

Unsecured Creditors Committee, the Asbestos Claimants Committee and the Future Claimants Representative shall also have standing and capacity to object to (i) the Administrative Expense Claims of professionals employed or retained in these Reorganization Cases and (ii) the secured or unsecured Surety Claims. After the Effective Date, the applicable Reorganized Debtor against whose Estate a Claim was made, or the Trust and/or the applicable insurers or reinsurers, if applicable, in the case of Asbestos Personal Injury Claims, shall be accorded the power and authority to allow or settle and compromise any Claim, except for the Administrative Expense Claims of professionals employed by or on behalf of the Estates, without notice to any other party or approval of or notice to the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, and except as to any (a) late-filed Claims or (b) Asbestos Personal Injury Claims, all objections to Claims against the U.S. Debtors shall be filed with the Bankruptcy Court on or before six months following the Effective Date. Objections to late-filed Claims against the U.S. Debtors shall be filed not later than the later of (a) six months following the Effective Date or (b) sixty (60) days after the Reorganized Debtor receives actual notice of the filing of such Claim. Subject to Article IV of the Plan, objections to Asbestos Personal Injury Claims shall be handled by the Trust in accordance with the Asbestos Personal Injury Trust Distribution Procedures.

19.	Asbestos Insurance Actions.

Any Asbestos Insurance Action, or the claims and causes of action asserted or to be asserted therein, shall be preserved for the benefit of the Trust, for prosecution either by Reorganized Federal-Mogul, the other applicable Reorganized Debtors or the Trustees (as mutually agreed by such parties) subsequent to Confirmation of the Plan and in accordance with the Trust Agreement. Following the Effective Date, once the Trustees confirm in writing to the Reorganized Debtors that the Trust is in a position to assume such responsibility, such actions, along with the rights and obligations of the Debtors and the Reorganized Debtors with respect to Asbestos Insurance Policies and claims thereunder (to the extent that such policies and claims relate to Asbestos Personal Injury Claims, subject to the assignability without prejudice of such claims and policies) shall be assigned to and vested in the Trust as the representative of the Debtors’ Estates. Such Asbestos Insurance Actions shall be so vested free and clear of all Liens, security interests and other Claims or causes of action, except as otherwise provided in the Plan. Until such time as the Asbestos Insurance Actions have become vested in the Trust, Reorganized Federal-Mogul and the other Reorganized Debtors, as the case may be, shall be entitled to compromise or settle any Asbestos Insurance Action; provided, however, that any such compromise or settlement shall require the consent of the Future Claimants Representative and the Asbestos Claimants Committee or the Trust Advisory Committee (as applicable), and the approval of the Bankruptcy Court. Upon vesting in the Trust, the Asbestos Insurance Actions shall be governed by the Trust Documents. Notwithstanding anything to the contrary contained in the Plan, the Trust shall not compromise or resolve insurance coverage under any Asbestos Insurance Policy except with respect to Asbestos Personal Injury Claims and Trust Expenses.

20.	Supersedeas Bond Actions.

All Supersedeas Bond Actions and the rights and claims asserted or to be asserted therein shall be preserved and shall be prosecuted or defended, as the case may be, by the Reorganized Debtors subsequent to Confirmation of the Plan. To the extent that the Reorganized Debtors successfully prosecute or defend against a Supersedeas Bond Action resulting in the discharge or release of the Supersedeas Bond or other payment assurance provided in connection therewith, any such recoveries shall inure to the benefit of the Reorganized Debtors. Additionally, Reorganized Federal-Mogul and the other Reorganized Debtors shall be entitled to compromise or settle any Supersedeas Bond Actions; provided, however, that any such compromise or settlement shall require the consent of the Future Claimants Representative and the Asbestos Claimants Committee, to the extent the compromise or settlement results in there being any unsecured portion of a Bonded Asbestos Personal Injury Claim after applying any supersedeas bond proceeds or other payment assurances.

Notwithstanding anything to the contrary contained in the Plan, nothing in the Plan shall be deemed to impair, prejudice, compromise or otherwise affect any defense or counterclaim asserted by any issuer or insurer of payment assurances issued on behalf of the Debtors, or any other defendant in the Supersedeas Bond Actions, to any claim of the Debtors, including, but not limited to, any defense based upon an asserted right of setoff, recoupment, or other defense under applicable non-bankruptcy law. Any right of setoff or recoupment shall be satisfied out of the assets in the possession of the applicable issuers or insurers and any claims or liabilities including, but not limited to, claims for premiums for bonds provided by any such issuers or insurers.

21.	Institution And Maintenance Of Legal And Other Proceedings.

Following the Effective Date, once the Trustees confirm in writing to the Reorganized Debtors that the Trust is in a position to assume the responsibility, the Trust shall be empowered to initiate, prosecute, defend and resolve all legal actions and other proceedings related to any asset, liability or responsibility of the Trust, including Asbestos Insurance Actions, Indirect Asbestos Personal Injury Claims, or other Trust Causes of Action. The Trust shall be empowered to initiate, prosecute, defend and resolve all such actions in the name of Federal-Mogul Corporation, any other Debtor or any Reorganized Debtor if deemed necessary or appropriate by the Trust. The Trust shall be responsible for the payment of all damages, awards, judgments, settlements, expenses, costs, fees and other charges incurred subsequent to the Effective Date arising from or associated with any legal action or other proceeding which is the subject of Section 10.5 of the Plan and shall pay or reimburse all deductibles, retrospective premium adjustments or other charges (not constituting Indirect Asbestos Personal Injury Claims) which may arise from the receipt of any insurance proceeds by the Trust.

22.	Retention And Enforcement Of Trust Causes Of Action.

Pursuant to Section 1123(b)(3)(B) of the Bankruptcy Code, except as otherwise provided in the Plan, the Trust shall retain and have the exclusive right to enforce against any Entity any and all of the Trust Causes of Action, with the proceeds of the recoveries of any such actions to be deposited in the Trust; provided, however, that nothing in the Plan shall alter, amend or modify the Injunctions, Releases, discharges or Supersedeas Bond Action provisions contained in the Plan.

23.	Preservation Of Insurance Claims.

The discharge and release of the Debtors, Reorganized Debtors and the Released Parties from all Claims, and the injunctive protection provided to the Debtors, Reorganized Debtors, Released Parties and Protected Parties with respect to Demands as provided in the Plan shall neither diminish nor impair the enforceability of any of the Asbestos Insurance Policies. Except as provided in Article IV of the Plan, the Trust shall be deemed to be the successor to the applicable Debtors with respect to all Asbestos Personal Injury Claims and the indemnitee under any Asbestos Insurance Policy to the extent there is no prejudice to coverage under such Asbestos Insurance Policies. The opportunity to participate in the resolution and defense of such Claims shall be in all respects subject to the Asbestos Personal Injury Trust Distribution Procedures provided for in the Trust Agreement and limited to contentions that the Claims should not be Allowed or should be Allowed in a lesser amount under such procedures. Except as provided in Article IV of the Plan, an Allowed Asbestos Personal Injury Claim shall be, and shall be deemed to be, a judgment against the Trust (as successor for all purposes to the liabilities of the applicable Debtors in respect of Asbestos Personal Injury Claims) in the Allowed Amount of such Claim for purposes of determining the liability of any insurer or indemnitor in respect of such Allowed Asbestos Personal Injury Claim.

24.	The Official Committees and The Future Claimants Representative

On the Effective Date, the Official Committees shall be dissolved and the members thereof shall be released and discharged from all further authority, duties, responsibilities, liabilities and obligations related to, or arising from, the Reorganization Cases; provided, however, the Unsecured Creditors Committee, the Asbestos Claimants Committee and the Future Claimants Representative shall continue in existence and have standing and capacity to (i) prosecute the Avoidance Litigation or otherwise object to the Surety Claims and/or seek to avoid and recover some portion or all of the security for the Surety Claims; (ii) commence and prosecute the Valuation Proceedings; (iii) prosecute their pre-Effective Date intervention in any other adversary proceedings; (iv) object to any proposed modification of the Plan; (v) object to or defend the Administrative Expense Claims of professionals employed by or on behalf of the Estates; (vi) participate in any appeals of the Confirmation Order; (vii) participate as a party in interest in any proceeding involving Section 524(g) of the Bankruptcy Code and (viii) participate as a party in interest in any proceeding relating to the Trust. Nothing in Section 11.5 of the Plan limits or otherwise affects the rights of the United States Trustee under Section 502 of the Bankruptcy Code or otherwise to object to Claims or requests for allowance of Administrative Expenses.

The Reorganized Debtors shall pay the reasonable fees and expenses of the Unsecured Creditors Committee, the Asbestos Claimants Committee and the Future Claimants Representative relating to any post-Effective Date activities authorized under the Plan.

25.	Revocation Of Plan.

The Plan Proponents reserve the right to revoke and withdraw the Plan as to any Debtor prior to entry of the Confirmation Order. If the Plan Proponents revoke or withdraw the Plan, or if Confirmation of the Plan as to such Debtor or Debtors does not occur, then, with respect to such Debtor or Debtors, the Plan shall be deemed null and void and nothing contained in the Plan shall be deemed to constitute a waiver or release of any Claims by or against such Debtor or Debtors, or any other Entity (including the Plan Proponents), or to prejudice in any manner the rights of such Debtor or Debtors, or such Entity (including the Plan Proponents) in any further proceedings involving such Debtor or Debtors.

26.	Modification Of Plan.

The Plan Proponents may propose amendments to or modifications of the Plan under Section 1127 of the Bankruptcy Code at any time prior to the Confirmation Date. After Confirmation, the Plan Proponents (or, as the case may be, the Reorganized Debtors after the Effective Date) may remedy any defects or omissions or reconcile any inconsistencies in the Plan or the Confirmation Order or any other order entered for the purpose of implementing the Plan in such manner as may be necessary to carry out the purposes and intent of the Plan, so long as the interests of the holders of Allowed Claims are not materially and adversely affected thereby, and, in the case of the U.K. Debtors, make corresponding changes, reconciliations or modifications to the Scheme of Arrangement for such Debtor if required. Anything in the Plan or in any Plan Document to the contrary notwithstanding, following Confirmation, no Plan Document shall be modified, supplemented, changed or amended in any material respect except with the consent of all Plan Proponents or, in the absence of such consent, with the approval of the Bankruptcy Court on notice to all Plan Proponents and such other Entities as the Bankruptcy Court may require and a hearing.

27.	High River Limited Partnership.

High River Limited Partnership, an affiliate of Carl Icahn and a holder of substantial Noteholder Claims, or its affiliated designee shall have the same rights and powers that the Plan Proponents are provided under the Plan and the Plan Documents, including, but not limited to, with respect to any modifications or amendments to the Plan or the Plan Documents, any waiver of conditions to Confirmation or consummation of the Plan, the classification and/or treatment of any creditor or equity class in the U.S. and/or U.K. proceedings, and any rights regarding the U.K. Debtors (including as to Schemes of Arrangement and/or Voluntary Arrangements, liquidation, the Administrators, and the T&N Limited and FM Ignition Pension Plans), the cramdown of the Plan, the Plan’s tax consequences, the corporate governance of Reorganized Federal-Mogul, the Exit Facilities and any and all other rights reserved for or afforded to the Plan Proponents under the Plan and Plan Documents (including as set forth in Section 6.7.3. of the Plan).

28.	Administrative Claims Bar Date.

Unless otherwise ordered by the Bankruptcy Court, except for Administrative Claims for amounts incurred by the U.S. Debtors in the ordinary course of business during the Reorganization Cases, the Confirmation Order shall operate to set a bar date for Administrative Claims against the U.S. Debtors (the “Administrative Claims Bar Date”), which bar date shall be the first Business Day that is at least 120 days after the Effective Date. Claimants holding Administrative Claims against the Debtors not paid prior to the Administrative Claims Bar Date may submit a Request for Payment of Administrative Expense on or before such bar date. The notice of Confirmation to be served and delivered pursuant to Bankruptcy Rules 2002 and 3020(c) will set forth such date and constitute notice of the Administrative Claims Bar Date. The Reorganized Debtors and any other party in interest will have ninety days after the Administrative Claims Bar Date to review and object to such Claims before a hearing for determination of such Administrative Claims is held by the Bankruptcy Court, provided that such ninety-day period of review may be extended by the Bankruptcy Court upon the request of any of the Plan Proponents. Nothing herein shall be deemed or construed to prejudice, or establish a bar date for, any Administrative Claim or Administration Claim against the U.K. Debtors or their Estates.

29.	Sale of Certain Piston-Manufacturing Assets of Federal-Mogul Bradford Limited.

The Plan, as it relates to Federal-Mogul Bradford Limited (“Bradford”), will be implemented in part pursuant to an agreement dated as of December 17, 2003, by and among T&N Limited, Bradford, the T&N Administrators, the Bradford

Administrators, Federal-Mogul Gorzyce, S.A. (“F-M Gorzyce”) and Federal-Mogul Holding Deutschland GmbH, which agreement provides for (i) the lease of certain of Bradford’s plant, tooling and machinery and (ii) the license of certain of Bradford’s know-how utilized in its piston-manufacturing operations to F-M Gorzyce, a non-Debtor Affiliate of the Debtors located in Poland. That agreement further provides for the sale of such leased and licensed assets, together with Bradford’s customer goodwill, to F-M Gorzyce pursuant to a purchase option to be exercised by F-M Gorzyce through the Plan, pursuant to Section 524(g)(3)(A)(ii) of the Bankruptcy Code. Accordingly, the Confirmation Order shall provide that F-M Gorzyce shall exercise the purchase option described in this paragraph as part of the implementation of the Plan and that pursuant to Section 524(g)(3)(A)(ii) of the Bankruptcy Code F-M Gorzyce shall have no liability with respect to any Asbestos Personal Injury Claim or Demand made against it by reason of its status as the transferee of and/or successor to the assets of Bradford.

F.	Injunctions, Releases and Discharge.

1.	Discharge And Release.

a.	Discharge of Claims and Termination of Interests.

(A) As of the Effective Date, except as provided in the Plan or the Confirmation Order, the distributions and rights afforded under the Plan and the treatment of Claims and Interests under the Plan shall be in exchange for, and in complete satisfaction, discharge and release of, all Claims and satisfaction and termination of all Interests, including any interest accrued on Claims from and after the Petition Date. Accordingly, and except as otherwise provided in the Plan or the Confirmation Order, Confirmation of the Plan shall discharge the Debtors from all Claims or other debts that arose before the Effective Date, and satisfy, terminate or cancel all Interests and other rights of equity security holders in the Debtors.

(B) As of the Effective Date, except as provided in the Plan or the Confirmation Order, all Persons shall be precluded from asserting against the Debtors or the Reorganized Debtors, or their respective successors or property, any other or further Claims, Demands, debts, rights, causes of action, liabilities or equity interests based upon any act, omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date. In accordance with the foregoing, except as provided in the Plan or the Confirmation Order, the Confirmation Order shall constitute a judicial determination, as of the Effective Date, of the discharge of all such Claims and other debts and liabilities of the Debtors, and such discharge shall void and extinguish any judgment obtained against the Debtors or the Reorganized Debtors at any time, to the extent such judgment is related to a discharged Claim.

b.	Discharge Injunction.

(A) Except as provided in the Plan or the Confirmation Order, as of the Effective Date, all Persons that hold, have held, or may hold a Claim, Demand or other debt or liability that is discharged, or an Interest or other right of an equity security holder that is terminated pursuant to the terms of the Plan, are permanently enjoined from taking any of the following actions on account of, or on the basis of, such discharged Claims, debts or liabilities, or terminated Interests or rights: (i) commencing or continuing any action or other proceeding against the Debtors, the Reorganized Debtors, the Trust or their respective property; (ii) enforcing, attaching, collecting or recovering any judgment, award, decree or order against the Debtors, the Reorganized Debtors, the Trust or their respective property; (iii) creating, perfecting or enforcing any lien or encumbrance against the Debtors, the Reorganized Debtors, the Trust or their respective property; (iv) asserting any setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due the Debtors, the Reorganized Debtors, the Trust or their respective property; and (v) commencing or continuing any judicial or administrative proceeding, in any forum, that does not comply with or is inconsistent with the provisions of the Plan.

(B) Except as provided in the Plan or the Confirmation Order, as of the Effective Date all Persons that hold, have held, or may hold a Claim, Demand, or other debt, right, cause of action or liability that is released pursuant to the provisions of the Plan are permanently enjoined from taking any of the following actions on account of or based upon such released Claims, Demands, debts, rights, causes of action or liabilities: (i) commencing or continuing any action or other proceeding against the Released Parties or their respective property; (ii) enforcing, attaching, collecting or recovering any judgment, award, decree or order against the Released Parties or their respective property; (iii) creating, perfecting or enforcing any lien or encumbrance against the Released Parties or their respective property; (iv) asserting any setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due the Released Parties or against their respective property; and (v) commencing or continuing any judicial or administrative proceeding, in any forum, that does not comply with or is inconsistent with the provisions of the Plan.

2.	Releases.

a.	Releases by Debtors and Estates.

Except as otherwise expressly provided in the Plan or the Confirmation Order, on the Effective Date the Reorganized Debtors on their own behalf and as representatives of their respective estates, release unconditionally, and shall be deemed to release unconditionally, each and all of (i) the Debtors’ and their non-Debtor Affiliates’ officers and directors who were serving in such capacity on or after the Petition Date, (ii) the attorneys, accountants, investment bankers, restructuring consultants and financial advisors of each of the Debtors (but specifically excluding Rothschild Inc.), (iii) the holders of Noteholder Claims, the holders of Bank Claims, and the Administrative Agent and their respective attorneys, accountants, investment bankers and advisers of and from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities of any nature whatsoever (including, without limitation, those arising under the Bankruptcy Code), whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, or otherwise, based in whole or in part upon any act, omission, transaction, event or other occurrence taking place before the Petition Date in connection with the Debtors or any of them, or their respective property. These releases shall not apply to or otherwise affect the obligations of any of Debtors’ officers or directors to repay loans or advances of money or other property owed to the Debtors or their Estates.

b.	Releases by Holders of Claims and Interests.

Except as otherwise expressly provided in the Plan or the Confirmation Order, on the Effective Date each holder of a Claim or Interest that has voted to accept the Plan, shall be deemed to have unconditionally released each and all of (i) the non-Debtor Affiliates, (ii) the Debtors’ and their non-Debtor Affiliates’ officers and directors who were serving in such capacity on or after the Petition Date, (iii) the attorneys, accountants, investment bankers, restructuring consultants and financial advisors of each of the Debtors (but specifically excluding Rothschild Inc.) and (iv) the holders of Noteholder Claims, the holders of Bank Claims and the Administrative Agent, together with their respective successors, attorneys, accountants, investment bankers and advisers of and from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities of any nature whatsoever (including, without limitation, those arising under the Bankruptcy Code), whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, or otherwise, based in whole or in part upon any act, omission, transaction, event or other occurrence taking place before the Petition Date in connection with the Debtors or any of them, or their respective property; provided, however, that each holder of a Claim or Interest that has voted on the Plan may elect, by checking the appropriate box on its Ballot, not to grant the releases.

3.	The Supplemental Injunction, Third Party Injunction and Asbestos Insurance Entity Injunction

The Confirmation Order shall also provide for the following final, valid, enforceable and permanent injunctions to take effect as of the Effective Date:

a.	The Supplemental Injunction

The Supplemental Injunction shall provide, in order to preserve and promote the settlements contemplated by and provided for in the Plan, and to supplement, where necessary, the injunctive effect of the discharge as provided in Sections 1141 and 524 of the Bankruptcy Code, and pursuant to the exercise of the equitable jurisdiction and power of the Bankruptcy Court under Sections 524(g) and 105(a) of the Bankruptcy Code, that all Entities which have held or asserted, which hold or assert or which may in the future hold or assert any claim, demand or cause of action against any of the Released Parties based upon, relating to, arising out of, or in any way connected with any Claim, Demand or Equity Interest, whenever and wherever arising or asserted, shall be permanently stayed, restrained and enjoined from taking any action for the purpose of directly or indirectly collecting, recovering or receiving payments or recovery with respect to any such claim, demand or cause of action, including, but not limited to:

(i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such claim, demand or cause of action against any of the Released Parties, or against the property of any Released Party;

(ii) enforcing, attaching, collecting or recovering, by any manner or means, any judgment, award, decree or order against any of the Released Parties or against the property of any Released Party with respect to any such claim, demand or cause of action;

(iii) creating, perfecting or enforcing any Lien of any kind against any Released Party or the property of any Released Party with respect to any such claim, demand or cause of action;

(iv) except as otherwise provided in the Plan, asserting, implementing or effectuating any setoff, right of subrogation, indemnity, contribution or recoupment of any kind against any obligation due any Released Party or against the property of any Released Party with respect to any such claim, demand or cause of action; and

(v) taking any act, in any manner, in any place whatsoever, that does not conform to, or comply with, the provisions of the Plan, the Plan Documents or the Trust Documents relating to such claim, demand or cause of action.

Notwithstanding the foregoing, the Supplemental Injunction shall not apply to or otherwise affect the assertion against the Released Parties of any claim, demand or cause of action that is not released pursuant to the provisions of Sections 9.2.1 or 9.2.2 of the Plan, and shall not impair (a) the rights of holders of Asbestos Personal Injury Claims to assert such Asbestos Personal Injury Claims solely against the Trust or the Trust Assets in accordance with the Asbestos Personal Injury Trust Distribution Procedures, (b) the rights of holders of Asbestos Personal Injury Claims to assert such Asbestos Personal Injury Claims solely against Hercules-Protected Entities in accordance with Article IV of the Plan, (c) the rights of Entities to assert any Claim, debt, obligation or liability for payment of Trust Expenses solely against the Trust or the Trust Assets, (d) the rights of the Trust or the Reorganized Debtors to prosecute any Asbestos Insurance Action or any similar claim, cause of action or right of Reorganized T&N against the Hercules Insurers or of the Trust against the EL Insurers, and (e) the rights of any Entity to assert an Asbestos Personal Injury Claim against a non-Debtor Affiliate where such Claim is based upon exposure to asbestos or asbestos-containing products resulting solely from the acts, conduct or omissions of such non-Debtor Affiliate.

b.	The Third Party Injunction

The Third Party Injunction shall provide, in order to preserve and promote the settlements contemplated by and provided for in the Plan and agreements previously or concurrently approved by the Bankruptcy Court, and pursuant to the exercise of the equitable jurisdiction and power of the Bankruptcy Court under Sections 524(g) and 105(a) of the Bankruptcy Code, that all Entities which have held or asserted, which hold or assert or which may in the future hold or assert any claim, demand or cause of action against any of the Protected Parties based upon, relating to, arising out of, or in any way connected with any Asbestos Personal Injury Claim or Demand, whenever and wherever arising or asserted, whether in the U.S., the U.K., or anywhere else in the world, whether sounding in tort, contract, warranty or any other theory of law, equity or admiralty (a “Third Party Claim”), shall be permanently stayed, restrained and enjoined, from taking any action for the purpose of directly or indirectly collecting, recovering or receiving payments or recovery with respect to any such Third Party Claim, including, but not limited to:

(i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Third Party Claim against any Protected Party or against the property of any Protected Party with respect to any such Third Party Claim;

(ii) enforcing, attaching, collecting or recovering, by any manner or means, any judgment, award, decree or order against any Protected Party or against the property of any Protected Party with respect to any such Third Party Claim;

(iii) creating, perfecting or enforcing any Lien of any kind against any Protected Party or the property of any Protected Party on the basis of such Third Party Claim;

(iv) commencing any action or other proceeding of any kind or enforcing, attaching, collecting or recovering, by any manner or means, any judgment, award, decree or order, with respect to a Third Party Claim against a Protected Party that pursuant to the Plan or after the Effective Date makes a loan to any of the Released Parties, or challenging, upsetting or impairing any Lien granted in connection with such loan by reason of any such Third Party Claim;

(v) except as otherwise provided in the Plan, asserting, implementing or effectuating any setoff, right of subrogation, contribution or recoupment of any kind against any obligation due any Protected Party or against the property of any Protected Party with respect to any such Third Party Claim; and

(vi) taking any act relating to such Third Party Claim in any manner, and in any place whatsoever, that does not conform to, or comply with, the provisions of the Plan, the Plan Documents and the Trust Documents.

Notwithstanding the foregoing, the Third Party Injunction shall not impair (a) the rights of holders of Asbestos Personal Injury Claims to assert such Claims solely against the Trust or the Trust Assets in accordance with the Asbestos Personal Injury Trust Distribution Procedures, (b) the rights of holders of Asbestos Personal Injury Claims to assert such Asbestos Personal Injury Claims solely against Hercules-Protected Entities in accordance with Article IV of the Plan, (c) the rights of Entities to assert any Claim, debt, obligation or liability for payment of Trust Expenses solely against the Trust or the Trust Assets, (d) the rights of the Trust or the Reorganized Debtors to prosecute any Asbestos Insurance Action or any similar claim, cause of action or right of Reorganized T&N against the Hercules Insurers or of the Trust against the EL Insurers, and (e) the rights of any Entity to assert an Asbestos Personal Injury Claim against a non-Debtor Affiliate where such Claim is based upon exposure to asbestos or asbestos-containing products resulting solely from the acts, conduct or omissions of such non-Debtor Affiliate.

c.	The Asbestos Insurance Entity Injunction

In order to protect the Trust and to preserve the Trust Assets, the Bankruptcy Court shall issue the Asbestos Insurance Entity Injunction, which shall provide that all Entities (not including the Trust, the Asbestos Insurance Companies, and the Reorganized Debtors to the extent they are permitted or required to pursue claims relating to the Hercules Policy, Asbestos Insurance Actions and/or the Asbestos Insurance Action Recoveries) that have held or asserted, that hold or assert, or that may in the future hold or assert any Claim, Demand or cause of action (including any Asbestos Personal Injury Claim or Demand or any Claim or Demand for or respecting any Trust Expense) against any Asbestos Insurance Company based upon, attributable to, arising out of, or in any way connected with any such Asbestos Personal Injury Claim or Demand whenever and wherever arising or asserted, whether in the U.S., the U.K. or anywhere else in the world, shall be stayed, restrained, and enjoined from taking any action for the purpose of directly or indirectly collecting, recovering, or receiving payments, satisfaction, or recovery with respect to any such Claim, Demand, or cause of action including, without limitation:

(i) commencing, conducting, or continuing, in any manner, directly or indirectly, any suit, action, or other proceeding of any kind in any forum with respect to any such Claim, Demand, or cause of action against any Asbestos Insurance Company, or against the property of any Asbestos Insurance Company, with respect to any such Claim, Demand, or cause of action;

(ii) enforcing, levying, attaching, collecting, or otherwise recovering, by any means or in any manner, whether directly or indirectly, any judgment, award, decree, or other order against any Asbestos Insurance Company, or against the property of any Asbestos Insurance Company, with respect to any such Claim, Demand, or cause of action;

(iii) creating, perfecting, or enforcing in any manner, directly or indirectly, any encumbrance against any Asbestos Insurance Company, or the property of any Asbestos Insurance Company, with respect to any such Claim, Demand, or cause of action; and

(iv) except as otherwise specifically provided in the Plan, asserting or accomplishing any setoff, right of subrogation, indemnity, contribution, or recoupment of any kind, directly or indirectly, against any obligation of any Asbestos Insurance Company, or against the property of any Asbestos Insurance Company, with respect to any such Claim, Demand or cause of action.

Notwithstanding the foregoing, the Asbestos Insurance Entity Injunction shall not enjoin (a) the rights of Entities to the treatment accorded them under Article III of the Plan, as applicable, including the rights of holders of Asbestos Personal Injury Claims to assert such Claims, as applicable, in accordance with the Asbestos Personal Injury Trust Distribution Procedures, (b) the rights of Entities to assert any claim, debt, obligation, cause of action or liability for payment of Trust Expenses against the Trust, (c) the rights of the Trust, and the Reorganized Debtors (to the extent permitted or required under the Plan) to prosecute any action based on or arising from the Asbestos Insurance Policies, and (d) the rights of the Trust and the Reorganized Debtors to assert any claim, debt, obligation, cause of action or liability for payment against an Asbestos Insurance Company based on or arising from the Asbestos Insurance Policies.

Additionally, the Asbestos Insurance Entity Injunction shall not impair in any way any actions brought by the Trust and/or the Reorganized Debtors against any Asbestos Insurance Company. The Trust shall have the sole and exclusive authority at any time to terminate, or reduce or limit the scope of, the Asbestos Insurance Entity Injunction with respect to any Asbestos Insurance Company upon express written notice to such Asbestos Insurance Company. The Asbestos Insurance Entity Injunction is not issued for the benefit of any Asbestos Insurance Company, and no Asbestos Insurance Company is a third-party beneficiary of the Asbestos Insurance Entity Injunction.

d.	Reservation Of Rights.

Notwithstanding any other provision of the Plan to the contrary, the satisfaction, release and discharge provisions of the Plan, and the injunctions set forth above, respectively, shall not be deemed or construed to satisfy, discharge, release or enjoin claims by the Trust, the Reorganized Debtors, or (subject to Article IV of the Plan) any other Entity, as the case may be, against (a) the Trust for payment of Allowed Asbestos Personal Injury Claims in accordance with the Asbestos Personal Injury Trust Distribution Procedures, (b) the Trust for the payment of Trust Expenses, (c) any Asbestos Insurance Company that has not performed under an Asbestos Insurance Policy or an Asbestos Insurance Settlement Agreement, (d) the Hercules Insurers under the Hercules Policy or any settlement agreement with the Hercules Insurers relating to any Asbestos Personal Injury Claim, (e) the EL Insurers under any EL Policy or any settlement agreement with the EL Insurers relating to any Asbestos Personal Injury Claim, or (f) the issuer of a Supersedeas Bond or other assurance of payment with respect to an Allowed Bonded Asbestos Claim that has not performed thereunder.

4.	Disallowed Claims And Disallowed Equity Interests.

On and after the Effective Date, the Debtors shall be fully and finally discharged of any and all liability or obligation on a disallowed Claim or a disallowed Equity Interest, and any Order disallowing a Claim or an Equity Interest which is not a Final Order as of the Effective Date solely because of an Entity’s right to move for reconsideration of such Order pursuant to Section 502 of the Bankruptcy Code or Bankruptcy Rule 3008 shall nevertheless become and be deemed to be a Final Order on the Effective Date. The Confirmation Order, except as otherwise provided herein, shall constitute an Order: (a) in relation to each U.S. Debtor, disallowing all Claims (other than Asbestos Personal Injury Claims) and Equity Interests to the extent such Claims and Equity Interests are not allowable under any provision of Section 502 of the Bankruptcy Code, including, but not limited to, time-barred Claims and Equity Interests, and Claims for unmatured interest, and (b) in relation to each U.S. Debtor, disallowing or subordinating to all other Claims, as the case may be, any Claims for penalties, punitive damages or any other damages not constituting compensatory damages.

5.	No Successor Liability.

Except as otherwise expressly provided in the Plan, Reorganized Federal-Mogul and the other Reorganized Debtors do not, pursuant to the Plan or otherwise, assume, agree to perform, pay or indemnify any Entity, or otherwise have any responsibility for any liabilities or obligations of the Debtors relating to or arising out of the operations of or assets of the Debtors, whether arising prior to, on or after the Effective Date. Except as provided in Article IV of the Plan, neither the Plan Proponents, Reorganized Federal-Mogul, the other Reorganized Debtors nor the Trust is, or shall be deemed to be, a successor to any of the Debtors by reason of any theory of law or equity, and none shall have any successor or transferee liability of any kind or character, except that Reorganized Federal-Mogul, the other Reorganized Debtors and the Trust shall assume and remain liable for their respective obligations specified in the Plan and the Confirmation Order.

6.	Exculpation.

None of the Debtors, the Reorganized Debtors, the members of the Unsecured Creditors Committee, the members of the Asbestos Claimants Committee, the Future Claimants Representative, the members of the Equity Committee, the holders of Noteholder Claims, the holders of Bank Claims, the Administrative Agent nor any of their respective successors, officers, directors, employees, members, agents, attorneys, accountants, investment bankers, financial advisors or restructuring professionals, nor any other professional Person employed by any of them, shall have or incur any liability to any Person or Entity for any act or omission in connection with, relating to, or arising out of the Reorganization Cases, the administration proceedings of the U.K. Debtors, the negotiation of the Plan, the Schemes of Arrangement or the Voluntary Arrangements, pursuit of confirmation of the Plan, the Schemes of Arrangement and/or the Voluntary Arrangements, the administration, consummation and implementation of the Plan or Scheme of Arrangement or the property to be distributed under the Plan of the Scheme, the Disclosure Statement, the Plan Documents, the releases and Injunctions, or the management or operation of the Debtors (except for any liability that results primarily from such Person’s or Entity’s bad faith, gross negligence, or willful misconduct); provided, however, that (i) with respect to officers and directors of the Debtors, this exculpation provision shall apply only to officers or directors who were serving in such capacity on or after the Petition Date, and (ii) this exculpation provision shall not apply to Rothschild Inc.

G.	Corporate Indemnities

1.	Prepetition Indemnification and Reimbursement Obligations.

For purposes of the Plan, the respective obligations of Federal-Mogul and its Affiliated Debtors to indemnify and reimburse Persons who are or were directors, officers or employees of the Debtors on the Petition Date or at any time thereafter, against and for any obligations pursuant to the articles of incorporation, codes of regulation, bylaws (including, without limitation, the obligations of Federal-Mogul Corporation pursuant to Article IV of the By-Laws of Federal-Mogul Corporation), applicable state or non-bankruptcy law, or specific agreement or any combination of the foregoing, shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged under Section 1141 of the Bankruptcy Code, irrespective of whether indemnification or reimbursement is owed in connection with any event occurring before, on or after the Petition Date. In furtherance of, and to implement the foregoing, the Reorganized Debtors shall maintain insurance (also referred to as tail coverage) for the benefit of each and all of the above-indemnified directors, officers and employees, at levels no less favorable than those existing as of the date of entry of the Confirmation Order, and for a period of no less than three years following the Effective Date.

2.	Plan Indemnity.

In addition to the matters set forth above and not by way of limitation thereof, the Reorganized Debtors shall indemnify and hold harmless all Persons who are or were officers or directors of the Debtors on the Petition Date or thereafter on account of and with respect to any claim, cause of action, liability, judgment, settlement, cost or expense (including attorney’s fees) on account of claims or causes of action threatened or asserted by any third party against such officers or directors that seek contribution, indemnity, equitable indemnity, or any similar claim, based upon or as the result of the assertion of primary claims against such third party by any representative of the Debtors’ Estates.

3.	Limitation on Indemnification.

Notwithstanding anything to the contrary set forth in the Plan or elsewhere, the Reorganized Debtors shall not be obligated to indemnify and hold harmless any Person or Entity for any claim, cause of action, liability, judgment, settlement, cost or expense that results primarily from such Person’s or Entity’s bad faith, gross negligence or willful misconduct.

H.	Conditions to Confirmation and Effectiveness

Confirmation of the Plan shall not occur unless each of the following conditions has been satisfied or waived by the Plan Proponents. These conditions to confirmation, which are designed, among other things, to ensure that the Injunctions, releases and discharges set forth in Article IX of the Plan shall be effective, binding and enforceable, are as follows:

1.	Conditions To Confirmation.

The Bankruptcy Court and/or the District Court, as applicable, shall have made the following findings in substantially the following form:

(a) The Supplemental Injunction and the Third Party Injunction and the Asbestos Insurance Entity Injunction are to be implemented in connection with the Trust;

(b) As of the Petition Date, certain of the Debtors had been named as defendants in personal injury, wrongful death or property damage actions seeking recovery for damages allegedly caused by the presence of, or exposure to, asbestos or asbestos-containing products;

(c) Subject to Article IV of the Plan, upon Confirmation, the Trust shall assume the liabilities of the Debtors with respect to Asbestos Personal Injury Claims;

(d) The Trust will be funded in part by the Reorganized Federal-Mogul Class B Common Stock, and all rights to receive dividends or other distributions on account of such Class B Common Stock;

(e) On the Effective Date, the Trust will own a majority of the voting shares of Reorganized Federal-Mogul;

(f) The Trust will use its assets or income to pay Asbestos Personal Injury Claims;

(g) The Debtors are likely to be subject to substantial future Demands for payment arising out of the same or similar conduct or events that gave rise to the Asbestos Personal Injury Claims, that are addressed by the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction;

(h) The actual amounts, numbers and timing of future Demands cannot be determined;

(i) Pursuit of Asbestos Personal Injury Claims, including Demands, outside the procedures prescribed by the Plan is likely to threaten the Plan’s purpose to deal equitably with Claims and future Demands;

(j) The terms of the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction, including any provisions barring actions against third parties, are set out in conspicuous language in the Plan and in the Disclosure Statement;

(k) Pursuant to court orders or otherwise, the Trust shall operate through mechanisms such as structured, periodic or supplemental payments, Pro Rata distributions, matrices or periodic review of estimates of the numbers and values of Asbestos Personal Injury Claims or other comparable mechanisms that provide reasonable assurance that the Trust will value, and be in a financial position to pay, present Asbestos Personal Injury Claims and future Asbestos Personal Injury Claims and Demands that involve similar Claims in substantially the same manner;

(l) The Future Claimants Representative was appointed by the Bankruptcy Court as part of the proceedings leading to the issuance of the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction for the purpose of, among other things, protecting the rights of persons that might subsequently assert Demands of the kind that are addressed in the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction, and transferred to and assumed by the Trust;

(m) The inclusion of each Debtor or beneficiary within the protection afforded by each of the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction, as applicable, is fair and equitable with respect to the persons that might subsequently assert Demands against each such Debtor or beneficiary in light of the benefits provided, or to be provided, to the Trust on behalf of such Debtor or such beneficiary;

(n) The Plan complies with Section 524(g) of the Bankruptcy Code in all respects;

(o) The receipt of Trust Assets in accordance with Article IV of the Plan does not violate any obligation of the Debtors or breach any terms, obligations, or duties under any applicable Asbestos Insurance Policy, including any obligation of the

Debtors to cooperate, any management of claims provisions, any consent to assignment provisions, or any consent to settlement in provision any Asbestos Insurance Policy;

(p) The assignment of rights under the Asbestos Insurance Policies to the Trust does not materially increase any Asbestos Insurance Company’s risk in providing coverage for Asbestos Personal Injury Claims compared to the risk that was otherwise being borne by the Asbestos Insurance Companies prior to the Effective Date;

(q) Upon confirmation and consummation of the Plan, the Trust shall have access to the Asbestos Insurance Policies for the purpose of meeting the Trust’s obligations to defend, resolve, and satisfy Asbestos Personal Injury Claims and to satisfy existing or future obligations of the Trust for Asbestos Personal Injury Claims in the same manner the Debtors have had access to the Asbestos Insurance Polices to respond to Asbestos Personal Injury Claims prior to the Effective Date; and

(r) The Supplemental Injunction, the Third-Party Injunction and the Asbestos Insurance Entity Injunction are essential to the Plan and the Debtors’ reorganization efforts.

It is a condition to Confirmation that the Bankruptcy Court and/or the District Court, as applicable, shall have made such findings and determinations regarding the Plan as shall enable the entry of the Confirmation Order and any other order entered in conjunction therewith, in form and substance acceptable to the Plan Proponents. It is also a condition to Confirmation that the Debtors shall have obtained a binding commitment(s) for the Exit Facilities on terms reasonably acceptable to the Plan Proponents.

2.	Conditions To Effectiveness.

Notwithstanding any other provision of the Plan or the Confirmation Order, the Effective Date of the Plan shall not occur unless and until each of the following conditions has been satisfied or waived by the Plan Proponents:

(a) The Confirmation Order shall have been issued or affirmed by the District Court, and the Confirmation Order shall have become a Final Order; provided, however, that the Effective Date may occur at a point in time when the Confirmation Order is not a Final Order at the sole option of the Plan Proponents unless the effectiveness of the Confirmation Order has been stayed or vacated, in which case the Effective Date may be, again at the sole option of the Plan Proponents, the first Business Day immediately following the expiration or other termination of any stay of effectiveness of the Confirmation Order.

(b) The Trust Assets shall have been transferred to, vested in and assumed by the Trust in accordance with Section 4.3 of the Plan, other than any Trust Assets to be transferred to, vested in and assumed by the Trust after the Effective Date.

(c) The Trust Documents and the other applicable corporate documents necessary or appropriate to implement the Plan shall have been executed, delivered and, where applicable, filed with the appropriate governmental authorities.

(d) The fees of the United States Trustee then owing by the Debtors shall have been paid in full.

(e) If and to the extent that the Plan Proponents determine that there should be a Scheme of Arrangement in respect of all or any of the U.K. Debtors, (i) the U.K. Court shall have sanctioned the Scheme(s) of Arrangement, and an office copy of the Order of the U.K. Court sanctioning the Scheme(s) of Arrangement shall have been delivered for registration to the Registrar of Companies as required by Section 425(3) of the Companies Act 1985 of Great Britain; and (ii) all of the conditions to such Scheme(s) of Arrangement shall have been satisfied in accordance with the terms of the respective Scheme(s) of Arrangement except with respect to any conditions relating to the effectiveness of the Plan, provided, however, in respect of any or all of the U.K. Debtors, if the relevant Scheme of Arrangement fails to be sanctioned in accordance with the provisions set out above, the Plan Proponents shall have the right to waive this provision in its entirety or in relation to any individual U.K. Debtor.

(f) If and to the extent that the Plan Proponents determine that there should be a Voluntary Arrangement in respect of all or any of the U.K. Debtors, (i) the requisite approval for the Voluntary Arrangement (in accordance with the IA 1986 and the IR 1986), if applicable, shall have been obtained, the chairperson of the relevant meetings shall have reported the results of the meetings to the U.K. Court pursuant to Section 4(6) of the IA 1986 and, within the period of 28 days beginning with the first day on which such reports are made to the U.K. Court, no challenge or appeal shall have been made against the decision of the chairperson of the relevant meetings under Rule 1.17 of the IR 1986 or against the Voluntary Arrangement under Section 6 of the IA 1986 and (ii) all conditions to such Voluntary Arrangement(s) have been satisfied in accordance with the terms of the relevant Voluntary Arrangement, except with respect to any conditions relating to the effectiveness of the Plan, provided, however, that with respect to any or all of the U.K. Debtors, if the relevant Voluntary Arrangement fails to be approved in accordance with the provisions set forth above, the Plan Proponents shall have the right to waive this provision in its entirety or in relation to any such individual U.K. Debtor.

(g) The Plan Proponents shall have obtained tax rulings, decisions, opinions or other assurances regarding certain tax consequences of the Plan, as they deem satisfactory.

(h) The Reorganized Debtors shall have entered into agreements with respect to the Exit Facilities and the Closing Date, as to be defined in the Exit Facilities, has occurred.

VII.

THE ASBESTOS PERSONAL INJURY TRUST AND DISTRIBUTION PROCEDURES

A.	The Trust.

1.	Establishment and Purpose of the Trust.

On the Effective Date, the Trust shall be established pursuant to Section 524(g) of the Bankruptcy Code, the Plan, and the Asbestos Personal Injury Trust Agreement (the “Trust Agreement”) and shall thereafter, except as otherwise provided in Section 4.5 of the Plan as to the Reorganized Hercules-Protected Entities, assume exclusive liability for all Asbestos Personal Injury Claims and Demands. Following the Effective Date, the Trustees will hold and administer the Trust Assets and implement and administer the Trust pursuant to the terms of the Trust Documents, including the Asbestos Personal Injury Trust Distribution Procedures (the “TDP”), the goals and structure of which are discussed in detail in Section VII(B) below. The Trust is intended to qualify as a “qualified settlement fund” within the meaning of Section 468B of the IRC and the regulations promulgated thereunder.

The TDP provides, among other things, for the allowance and payment, or disallowance, of Asbestos Personal Injury Claims pursuant to the terms of the TDP (except as otherwise provided in Section 4.5 of the Plan), and that resolution of an Asbestos Personal Injury Claim by the Trust will result in a full release of such Claim against the Trust. The Trust shall pay Allowed Asbestos Personal Injury Claims at the rate or rates of the Payment Percentages applicable thereto, as defined in the TDP. While Indirect Asbestos Personal Injury Claims against the Debtors may be disallowed pursuant to Section 502(e)(1)(B) of the Bankruptcy Code, any right of a holder of such disallowed Claim under applicable non-bankruptcy law to setoff payments by the Trust against such holder’s liability to an asbestos personal injury claimant shall be preserved.

Additionally, the Trust shall advocate in any and all actions and proceedings brought against the Debtors and/or Reorganized Debtors which involve Asbestos Personal Injury Claims, that Asbestos Personal Injury Claims, as defined in the Plan, shall be channeled to the Trust, and the Trust Documents shall provide that the Trust shall cooperate with the Debtors and/or Reorganized Debtors in any and all such actions and proceedings.

2.	Receipt of Trust Assets.

On the Effective Date, all Trust Assets shall be automatically and without further act or deed, transferred to, vested in and assumed by the Trust. To the extent that certain Trust Assets, because of their nature or because such assets will accrue or become transferable subsequent to the Effective Date, cannot be transferred to, vested in and assumed by the Trust on the Effective Date, such Trust Assets shall be automatically and without further act or deed, transferred to, vested in and assumed by the Trust as soon as practicable after the Effective Date.

As of the date of this Disclosure Statement, the Trust Assets are not in the form of Cash and also may not be in the form of Cash as of the Effective Date. Certain of the Trust Assets, however, may be converted to Cash prior to or after the Effective Date. The Trust shall allocate any assets it receives subsequent to its creation, including insurance proceeds, to the PI Trust Fund (as described below) liable to pay PI Trust Claims against those assets.

3.	Discharge of Liabilities To Holders of Asbestos Personal Injury Claims.

Except as provided in Section 4.5 of the Plan with respect to the Reorganized Hercules-Protected Entities and Sections 9.3.1(b)(v) and 9.3.2(b)(v) of the Plan with respect to non-Debtor Affiliates, the transfer to, vesting in and assumption by the Trust of the Trust Assets as contemplated by the Plan shall, as of the Effective Date, discharge all obligations and liabilities of and bar recovery or any action against the Released Parties and their respective estates, Affiliates and subsidiaries, for or in respect of all Asbestos Personal Injury Claims and Demands, including, but not limited to, all Indirect Asbestos Personal Injury Claims and Demands, against the Debtors, the Reorganized Debtors, and their respective Estates, Affiliates and subsidiaries. Except as provided in Section 4.5 of the Plan with respect to the Reorganized Hercules-Protected Entities, the Trust shall assume sole and exclusive responsibility and liability for all Asbestos Personal Injury Claims, including, but not limited to, Indirect Asbestos Personal Injury Claims against the Debtors, the Reorganized Debtors, and their respective Estates, Affiliates and subsidiaries and such Claims, to the extent Allowed, shall be paid solely by the Trust from the Trust Assets.

4.	Special Provisions Applicable to T&N and the Other Hercules-Protected Entities that are Debtors.

As described in Section IV(J)(1)(b), the Hercules Policy is a £500 million policy that was purchased to cover asbestos liabilities of T&N Limited and the other Hercules-Protected Entities. Article IV of the Plan is designed to allow T&N and the other Hercules-Protected Entities to emerge from the Reorganization Cases and administration proceedings without a resolution of the rights under the Hercules Policy and to do so in a manner that complies with applicable law and/or the provisions of the Hercules Policy.

a.	Assignment of Asbestos Personal Injury Claims to the Trust in Exchange for Trust Claims

The holder of each Asbestos Personal Injury Claim against the Reorganized Hercules-Protected Entities will be deemed to have assigned to the Trust the proceeds of those claims. Similarly, all holders of Asbestos Personal Injury Claims will be deemed to have assigned to (i) Reorganized T&N, any rights respecting the Hercules Policy, and (ii) the Trust, any rights respecting the EL Coverage, in each case being rights transferred to him or her by operation of law under the Third Parties (Rights Against Insurers) Act 1930 of the United Kingdom. In consideration for such assignment, the Trust will confer upon such holder a Trust Claim which will entitle the holder to payment from the Trust in accordance with the TDP and the other Trust Documents. As a corollary, the Trust will assume all liability for Asbestos Personal Injury Claims against the Reorganized Hercules-Protected Entities in excess of both (i) the £690 million self-insured retention (i.e. the deductible) and the £500 million layer of coverage provided by the Hercules Policy and (ii) all other sums as are attributable to or otherwise represent the Hercules Insurance Recoveries to the extent such amounts exceed the £500 million layer of coverage; provided, however, that the Trust shall not assume liability for Asbestos Personal Injury Claims to the extent such claims are covered by the indemnity provisions of the EL Coverage.

From and after the Hercules Policy Expiry Date, the Trust will assume sole and exclusive liability for all remaining Asbestos Personal Injury Claims against the Reorganized Hercules-Protected Entities other than Claims covered by the indemnity provisions of the EL Coverage, and the Reorganized Hercules-Protected Entities shall be discharged and released from any and all liability with respect to Asbestos Personal Injury Claims other than Claims covered by the indemnity provisions of the EL Coverage. From and after the Hercules Policy Expiry Date, all rights of the Reorganized Hercules-Protected Entities to assert any defenses, counterclaims, offsets, or similar rights and remedies for the purpose of reducing or defeating any Asbestos Personal Injury Claim other than Claims covered by the indemnity provisions of the EL Coverage shall be transferred from the Reorganized Hercules-Protected Entities to the Trust.

b.	Trust to Pursue The Assigned Asbestos Personal Injury Claims Against the Hercules-Protected Entities

The Trust will pursue the Asbestos Personal Injury Claims as agent of the claimants against the Reorganized Hercules-Protected Entities which will defend and/or settle such Asbestos Personal Injury Claims in accordance with the requirements of the Hercules Policy, including any claims handling rights to which the applicable insurers may have under the Hercules Policy. When a Reorganized Hercules-Protected Entity pays an Asbestos Personal Injury Claim, such payment will count toward the £690 million self-insured retention under the Hercules Policy (i.e. the deductible), of which the Debtors assert they have paid in excess of £387 million as of December 31, 2003. Payments by a Reorganized Hercules-Protected Entity once the self-insured retention is satisfied will result in payments by the Hercules Insurers to the applicable Reorganized Hercules-Protected Entity until the £500 million layer of coverage provided by the Hercules Policy has been exhausted and any additional Hercules Insurance Recoveries have been paid.

c.	Payment of Asbestos Personal Injury Claims Asserted by the Trust Against the Hercules-Protected Entities

In order to facilitate the payment of Asbestos Personal Injury Claims covered by the Hercules Policy, the Trust shall subscribe for 72% of the Reorganized Federal-Mogul Class B Common Stock for a price of £361,802,160. Following receipt of the stock by the Trust, Reorganized Federal-Mogul shall be deemed to have assigned to Reorganized T&N (by way of a capital contribution) all of its right to payment for such stock from the Trust (the “Stock Repayment Obligation”). Once an Asbestos Personal Injury Claim is “established” by the Trust against Reorganized T&N or any other Reorganized Hercules-Protected Entity, the liability for such established claim to the Trust may be satisfied as follows: (i) at the option of the Trust or Reorganized T&N, setting off against that liability an equivalent amount of the Stock Repayment Obligation (and for this purpose Reorganized T&N will be deemed, if necessary, to have assigned to the applicable Reorganized Hercules-Protected

Entity an amount of the Stock Repayment Obligation necessary to set off such Reorganized Hercules-Protected Entity’s liability to the Trust on the claim to the Trust); (ii) by the Trust repaying that part of the Stock Repayment Obligation necessary for Reorganized T&N to satisfy, or arrange for the relevant Hercules-Protected Entity to satisfy the liability to the Trust; (iii) by payment by Reorganized T&N or the other applicable Reorganized Hercules-Protected Entity out of funds made available, by loan or otherwise, for the specific purpose of satisfying Asbestos Personal Injury Claims by the Trust; or (iv) by payment by Reorganized T&N or the relevant Hercules-Protected Entity out of funds received under the Hercules Policy.

The Asbestos Personal Injury Claims to be asserted by the Trust against the Reorganized Hercules-Protected Entities shall only be recourse to the extent of the Stock Repayment Obligation, the proceeds recovered on or related to the Hercules Policy, and any sums provided to such Reorganized Hercules-Protected Entity by the Trust or other person, whether by loan or otherwise, for the purpose of enabling Asbestos Personal Injury Claims to be paid, and shall otherwise be non-recourse. Once the Stock Repayment Obligation has been satisfied and the proceeds recovered on or related to the Hercules Policy have been paid by the Hercules Insurers in accordance with the various provisions of Article IV of the Plan, the Reorganized Hercules-Protected Entities shall have absolutely no liability for any Asbestos Personal Injury Claims (other than with respect to Claims covered by the indemnity provisions of the EL Coverage and for which indemnity is actually recoverable under the EL Coverage, to the extent so recoverable).

d.	Special Provisions Relating to the EL Coverage.

Article IV of the Plan also sets forth special provisions pertaining to the EL Coverage of T&N Limited and certain other of the U.K. Debtors. The EL Coverage arises from certain insurance policies held on account of the Employers Liability Act 1969 of the United Kingdom, as amended from time to time. The policies may afford T&N Limited and certain other U.K. Debtors with rights of indemnity or insurance coverage with respect to Asbestos Personal Injury Claims asserted by an employee or former employee relating to exposure to asbestos during the course of such individual’s employment. T&N Limited and the other applicable U.K. Debtors will not be discharged and released from Asbestos Personal Injury Claims covered by the indemnity provisions of the EL Coverage unless and until those obligations are commuted by agreement between the applicable U.K. Debtors and the EL Insurers, or otherwise cease to have effect. As of the Effective Date, however, recourse to T&N Limited and the applicable U.K. Debtors for Asbestos Personal Injury Claims covered by the indemnity provisions of the EL Coverage shall be limited to the extent set forth in Section 4.5.3 of the Plan.

5.	Funds and Investment Guidelines.

Pursuant to Section 3.2 of the Trust Agreement, all monies held in the Trust shall be invested, subject to the investment limitations and provisions enumerated in the Trust Agreement, and shall not be limited to the types of investments described in Section 345 of the Bankruptcy Code.

6.	Trust Expenses.

The Trust shall pay all expenses of the Trust from the Trust Assets, which shall include proceeds of applicable Asbestos Insurance Policies. Neither the Plan Proponents, the Debtors’ Estates nor the Reorganized Debtors or their affiliates shall have any obligation to pay any expenses of the Trust or any other liabilities of the Trust. The Trust shall allocate its expenses between and among the PI Trust Funds (as described below) on a reasonable basis to be determined with the consent of the Trust Advisory Committee (“TAC”) and the Future Claimants Representative. Any PI Trust Fund may advance any other PI Trust Fund monies with which to pay the expenses of the latter Fund, including the expenses of insurance coverage litigation, provided that the PI Trust Fund that receives the advance reimburses the PI Trust Fund that made the advance as soon as the monies become available.

7.	Advising The Trust.

The TAC will be established pursuant to the Trust Agreement. The TAC will have four (4) members and have the functions, duties and rights provided in the Trust Agreement. On or before the Confirmation Date, the four initial members of the TAC shall be selected by the Asbestos Claimants Committee. Each member of the Trust Advisory Committee shall serve in accordance with the terms and conditions contained in the Trust Agreement. From and after the Effective Date, the Future Claimants Representative shall also continue to serve in that capacity as an advisor to the Trust and to the TAC.

As described in Section VII.B, below, one of the categories of claims that may be asserted against the Trust are T&N/U.K. Claims, which are based on exposure within the U.K. to asbestos or asbestos-containing products manufactured or distributed by T&N. Liquidation of these claims under the TDP will require knowledge of how such claims would be resolved in the U.K. tort system. Accordingly, the Trust Agreement requires the Trustees to retain U.K. legal advisers, who will include at least one expert in English law and one expert in Scottish law, and to consult with such advisers with respect to issues involving those aspects of U.K. law that would affect the processing, liquidation or payment of U.K. claims. The Trust will select its initial U.K. legal advisers in consultation with the Administrators, and shall consult thereafter with the Chairman of the Personal Injury Bar Association with respect to the replacement of the English law expert and the Chairman of the Advocates Personal Injury Group with respect to the replacement of the Scottish law expert.

8.	Selection of The Initial Trustees and Successor Trustees.

The three (3) initial Trustees of the Trust shall be the persons identified in the Trust Agreement. At the first meeting of the Trustees, they will designate one of their number to serve as Managing Trustee of the Trust. The initial Trustees shall serve staggered terms of three, four and five years, respectively, while subsequent Trustees will serve five-year terms. The initial Trustees will serve until the earlier of the expiration of their term, death, resignation, removal, or termination of the Trust.

In the event that one of the Trustee positions becomes vacant, the remaining Trustees will have the power to fill the vacant position by unanimous vote following consultation with the TAC and the Future Claimants’ Representative, unless the majority of the TAC or the Future Claimants’ Representative veto the selection. In the event that the remaining Trustees cannot agree on a successor Trustee, or if the TAC or the Future Claimants’ Representative veto the selection of a Trustee, the Bankruptcy Court shall appoint the successor Trustee.

9.	Termination of the Trust.

The Trust will automatically terminate ninety (90) days after the first to occur of any of the following events:

➢	The Trustees decide to terminate the Trust because (a) they deem it unlikely that new Asbestos Personal Injury Claims will be filed against the Trust, (b) all Asbestos Personal Injury Claims duly filed with the Trust have been liquidated and paid or disallowed by a final, non-appealable order, and (c) twelve (12) consecutive months have elapsed during which no new Asbestos Personal Injury Claim has been filed with the Trust; or

➢	If the Trustees have procured and have in place irrevocable insurance policies and have established claims handling agreements and other necessary arrangements with suitable third parties adequate to discharge all expected remaining obligations and expenses of the Trust in a manner consistent with the Trust Agreement and the TDP, the date on which the Bankruptcy Court order approving such insurance and other arrangements becomes a Final Order; or

➢	To the extent that any rule against perpetuities shall be deemed applicable to the Trust, twenty-one years less ninety-one days pass after the death of the last survivor of all of the descendants of Joseph P. Kennedy, Sr., of Massachusetts, father of the late President John F. Kennedy, living on the date of the Trust Agreement.

To the extent there are any assets remaining in the Trust as such time as the Trust is terminated, such excess assets will be donated to charity. The Trustees will have reasonable discretion to select the charity or charities to receive the assets, provided that if practicable, the charity or charities shall be related to the treatment of, research on, or the relief of suffering of individuals suffering from asbestos-related lung disorders.

10.	Trust Indemnity Obligations.

The Plan provides that the Trust shall indemnify the Reorganized Debtors and/or their non-Debtor Affiliates if, on or after the Effective Date, the Reorganized Debtors and/or their non-Debtor Affiliates are held liable for Asbestos Personal Injury Claims that are not successfully channeled to the Trust in accordance with the terms of the Plan. As set forth in Section 4.11 of the Plan, the amount of the indemnity depends upon, among other things, the nature of the Claim and the entity against which the Claim is asserted. Notwithstanding the foregoing, however, the Reorganized Hercules-Protected

Entities shall not receive any such indemnity from Trust until and after the later of (a) the Hercules Policy Expiry Date and (b) the EL Coverage Expiry Date; provided, however, that Reorganized Federal-Mogul shall be conclusively deemed to have suffered a loss in the amount of any indemnity payments that would have come due to the Reorganized Hercules-Protected Entities pending the later of such two dates, and the Trust shall indemnify Reorganized Federal-Mogul for any and all such losses pursuant to the Plan.

Further, the Trust shall indemnify Reorganized Federal-Mogul in respect of certain fees, costs and expenses incurred by the Reorganized Hercules-Protected Entities in defending against Asbestos Personal Injury Claims, and any fees, costs, expenses, indemnity payments, reimbursement amounts, additional premiums or other amounts paid by the Hercules-Protected Entities related to the Hercules Policy or the EL Coverage. The Plan also provides that the Trust shall indemnify the Reorganized Debtors and/or any of their non-Debtor affiliates in respect of Non-Debtor Asbestos Claims to the extent set out in Section 4.11 of the Plan.

The Trust shall also indemnify Reorganized Federal-Mogul on an after-tax basis for all and any adverse tax consequences suffered by any of the Hercules-Protected Entities arising (either directly or indirectly) as a result of or attributable to the implementation of Article IV of the Plan. For that purpose, Reorganized Federal-Mogul shall be conclusively deemed to have suffered a loss in an amount equal to the adverse tax consequences suffered by the relevant Hercules-Protected Entity.

B.	The Trust Distribution Procedures.

1.	Trust Goals.

The Trustees will implement and administer the Trust pursuant to the TDP, which is an exhibit to the Trust Agreement attached to the Plan as Exhibit 1.1.154. The goal of the Trust is to provide fair, equitable, and substantially similar treatment for all claims channeled to the Trust that may presently exist or may arise in the future. To that end, the TDP sets forth procedures for processing and paying claims generally on an impartial, first-in-first-out (“FIFO”) basis, with the intention of enabling each claimant against the Trust to receive a payment from the Trust of the Debtors’ several share of the unpaid portion of the liquidated value of Asbestos Personal Injury Claims that is at a level proportionate to other claimants and that is calculated by reference to the level of settlements, verdicts or judgments which claimants have historically received in their respective tort systems.

The TDP establishes a schedule of eight (8) different asbestos-related diseases (“Disease Levels”), seven (7) of which have presumptive medical and exposure requirements (“Medical/Exposure Criteria”), and seven (7) of which (all save Lung Cancer 2) have specific liquidated values (“Scheduled Values”), anticipated average values (“Average Values”), and caps on their liquidated values (“Maximum Values”). The Disease Levels, Medical/Exposure Criteria, Scheduled Values, Average Values, and Maximum Values have all been selected and derived with the intention of achieving a fair allocation of the Trust funds as among claimants suffering from different disease processes in light of the best available information considering the settlement history of the Debtors and the rights claimants would have in the tort system absent the bankruptcy.

2.	Trust Funds.

In recognition of the six historical “streams” of asbestos liability faced by Federal-Mogul and certain of its subsidiaries (as discussed in detail in Section IV above), the TDP provides for four (4) separate Trust Funds to compensate the holders of Asbestos Personal Injury Claims (collectively, the “PI Trust Funds”). One such fund will be the T&N Worldwide Fund, which will be liable for five (5) separate streams of asbestos-related personal injury liabilities, based on (i) exposure within the United States or Canada to asbestos and asbestos-containing products produced, marketed, distributed, sold, or utilized by T&N (“T&N/U.S. Claims”); (ii) exposure within the United Kingdom to asbestos and asbestos-containing products produced, marketed, distributed, sold or utilized by T&N (“T&N/U.K. Claims”); (iii) exposure throughout the rest of the world (i.e., other than in the United States, United Kingdom, or Canada) to asbestos and asbestos-containing products produced, marketed, distributed, sold or utilized by T&N (“T&N/R.O.W. Claims”); (iv) exposure within or outside the United States to asbestos-containing products produced, marketed, distributed, sold, or utilized by Gasket Holdings Inc. (“T&N Flexitallic Claims”); and (v) exposure within or outside the United States to asbestos-containing products produced, marketed, distributed, sold or utilized by Ferodo America, Inc. (“T&N Ferodo Claims”). The assets of the T&N Worldwide Fund will consist principally of stock of Reorganized Federal-Mogul and the rights to obtain indemnity payments and costs of defense pursuant to various insurance policies. Claims asserted against the T&N Worldwide Fund will be liquidated, processed and paid by the Trust pursuant to the terms of the TDP. As a result, such claims are also referred to as “TDP Valued Claims.”

The other three PI Trust Funds will be the FMP Fund, the Fel-Pro Fund, and the Vellumoid Fund, which shall be liable for asbestos-related personal injury liabilities based on exposure within or outside the United States to asbestos-containing products produced, marketed, distributed, sold or utilized by FMP, Fel-Pro, and Vellumoid, respectively. Claims against the FMP Fund, the Fel-Pro Fund and the Vellumoid Fund (collectively, the “Insured PI Trust Funds”) shall be paid from the proceeds of insurance policies providing coverage for the asbestos-related liabilities payable from such Funds. The assets of these three PI Trust Funds will consist principally of rights to obtain indemnity payments and costs of defense from such insurance policies.

Unlike claims asserted against the T&N Worldwide Fund and the FMP Fund, claims asserted against the Fel-Pro Fund and the Vellumoid Fund (“Insured PI Trust Claims”) will initially be liquidated in the tort system (subject to the rights of the Trust later to establish Disease Levels and matrix values for such claims), and any final judgments against the applicable PI Trust Fund arising from such claims will be paid by that PI Trust Fund pursuant to the terms of the TDP. Claims against the FMP Fund shall be liquidated pursuant to the terms of the TDP, and thus FMP Claims are also referred to as TDP Valued Claims.

Notwithstanding the foregoing, the Trust may, in appropriate circumstances and with the approval of the TAC and the Future Claimants Representative, establish Disease Levels, Medical/Exposure Criteria and Scheduled, Average and/or Maximum Values for the PI Trust Claims payable from either of the Fel-Pro and/or Vellumoid Funds.

A claimant may assert separate Asbestos Personal Injury Claims against more than one of the PI Trust Funds based on exposure to asbestos or asbestos-containing products manufactured, sold, utilized, or distributed by more than one of the Debtors identified above (“Multiple Exposure Claims”). To the extent any of the PI Trust Funds have separate liabilities to a single claimant based on Multiple Exposure Claims, each PI Trust Fund shall pay the claimant its several share of the liquidated value of the separate claim or claims for which it is liable, subject to the applicable Payment Percentage, Maximum Annual Payment, Maximum Available Payment, and Claims Payment Ratio limitations described below.

3.	Disease Levels, Scheduled Values and Presumptive Medical/Exposure Criteria Set Forth in the TDP.

The eight (8) Disease Levels covered by the TDP, together with the presumptive Medical/Exposure Criteria for each and the Scheduled Values for the seven (7) Disease Levels eligible for Expedited Review (as defined below), are set forth below. These Disease Levels, Scheduled Values, and Medical/Exposure Criteria will apply to all PI Trust Claims (as defined in the TDP) filed with the Trust on or before the Initial Trust Claims Filing Date (defined below). Thereafter, with the consent of the TAC and the Future Claimants Representative, the Trustees may (i) add to, change, or eliminate Disease Levels, Scheduled Values, or Medical/Exposure Criteria, (ii) develop subcategories of Disease Levels, Scheduled Values or Medical/Exposure Criteria, or (iii) determine that a novel or exceptional Asbestos Personal Injury Claim is compensable even though it does not meet the Medical/Exposure Criteria for any of the then-current Disease Levels.

Disease Level	Presumptive Medical/Exposure Criteria
Mesothelioma (Level VIII)	(1) Diagnosis of mesothelioma by a qualified physician (as set forth in the TDP); and (2) meaningful and credible evidence of exposure to asbestos or asbestos-containing products supplied, specified, manufactured, installed, maintained, or repaired by the relevant Debtor and/or any entity (including any contracting unit) for which the particular Debtor has legal responsibility (“Federal Mogul Exposure”) prior to December 31, 1982.

Disease Level	Presumptive Medical/Exposure Criteria
Lung Cancer 1 (Level VII)	(1) Diagnosis of a primary lung cancer plus evidence of an underlying Bilateral Asbestos-Related Nonmalignant Disease (as defined in the TDP), (2) six months Federal Mogul Exposure prior to December 31, 1982, (3) employment for a cumulative period of at least five years (with a minimum of two years prior to December 31, 1982, in an industry and an occupation in which the claimant (a) handled raw asbestos fibers on a regular basis, (b) fabricated asbestos-containing products so that the claimant in the fabrication process was exposed on a regular basis to raw asbestos fibers, (c) altered, repaired or otherwise worked with an asbestos-containing product such that the claimant was exposed on a regular basis to asbestos fibers, or (d) was employed in an industry and occupation such that the claimant worked on a regular basis in close proximity to workers engaged in the activities described in items (a), (b) or (c) (“Significant Occupational Exposure”), and (4) supporting medical documentation establishing asbestos exposure as a contributing factor in causing the lung cancer in question.

Lung Cancer 2 (Level VI)

(1) Diagnosis of a primary lung cancer; (2) Federal Mogul Exposure prior to December 31, 1982, and (3) supporting medical documentation establishing asbestos exposure as a contributing factor in causing the lung cancer in question.

Lung Cancer 2 (Level VI) claims are claims that do not meet the more stringent medical and/or exposure requirements of Lung Cancer 1 (Level VII) claims. All claims in this Disease Level will be evaluated through the Individual Review process described below.

Level VI claims that show no evidence of either an underlying Bilateral Asbestos-Related Nonmalignant Disease or Significant Occupational Exposure may be individually evaluated, although it is not expected that such claims will be treated as having any significant value, especially if the claimant is also a Smoker (i.e., has smoked during any portion of the twelve (12) years immediately prior to the diagnosis of the lung cancer). In any event, no presumption of validity will be available for any claims in this category.

Other Cancer (Level V)	(1) Diagnosis of a primary colo-rectal, laryngeal, esophageal, pharyngeal, or stomach cancer, plus evidence of an underlying Bilateral Asbestos-Related Nonmalignant Disease, (2) six months Federal Mogul Exposure prior to December 31, 1982, (3) Significant Occupational Exposure to asbestos, and (4) supporting medical documentation establishing asbestos exposure as a contributing factor in causing the other cancer in question.

Severe Asbestosis (Level IV)	(1) Diagnosis of asbestosis with ILO of 2/1 or greater based on X-rays read by a certified B-reader (or in the case of U.K. claimants, X-rays read by a consultant chest physician or radiologist), or asbestosis determined by pathological evidence of asbestos, plus either (i) TLC less than 65%, or
(ii) FVC less than 65% and FEV1/FVC ratio greater than 65%, (2) six months Federal Mogul Exposure prior to December 31, 1982, (3) Significant Occupational Exposure to asbestos, and (4) supporting medical documentation establishing asbestos exposure as a contributing factor in causing the pulmonary disease in question.

Asbestosis/Pleural Disease (Level III)	(1) Diagnosis of a Bilateral Asbestos-Related Nonmalignant Disease, plus (a) TLC less than 80%, or (b) FVC less than 80% and FEV1/FVC ratio greater than or equal to 65%, and (2) six months Federal Mogul Exposure prior to December 31, 1982 (3) Significant Occupational Exposure to asbestos, and (4) supporting medical documentation establishing asbestos exposure as a contributing factor in causing the pulmonary disease in question.

Disease Level	Presumptive Medical/Exposure Criteria

Asbestosis/Pleural Disease (Level II)	(1) Diagnosis of a Bilateral Asbestos-Related Nonmalignant Disease, (2) six months Federal Mogul Exposure prior to December 31, 1982, and (3) five years cumulative occupational exposure to asbestos.

Other Asbestos Disease (Level I)	(1) Diagnosis of a Bilateral Asbestos-Related Nonmalignant Disease or an asbestos-related malignancy other than mesothelioma, and (2) Federal Mogul Exposure prior to December 31, 1982.

4.	Claims Liquidation Procedures.

When a claim is filed with the Trust, it will be placed in a FIFO Processing Queue (as defined below) to be established pursuant to the Trust Distribution Procedures. If a claimant so elects, the Trust will liquidate TDP Valued Claims that meet the presumptive Medical/Exposure Criteria of Disease Levels I-V, VII and VIII using the Expedited Review process described below. Claims involving Disease Levels I-V, VII and VIII that do not meet the presumptive Medical/Exposure Criteria for the relevant Disease Level may undergo the Trust’s Individual Review process described below. In such a case, notwithstanding that the claim does not meet the presumptive Medical/Exposure Criteria for the relevant Disease Level, the Trust can offer the claimant an amount up to the Scheduled Value for that Disease Level if the Trust is satisfied that the claimant has presented a claim that would be cognizable and valid in the relevant tort system.

Claimants holding TDP Valued Claims involving Disease Levels II through VIII may also seek to establish a liquidated value for their claims that is greater than the Scheduled Value for such claims by electing the Trust’s Individual Review process. However, the liquidated value of a TDP Valued Claim that undergoes the Trust’s Individual Review process for valuation purposes may be determined by the Trust to be less than such claim’s Scheduled Value, and in any event may not exceed the Maximum Value for the relevant Disease Level, unless the claim qualifies as an Extraordinary Claim (as defined below), in which case its liquidated value cannot exceed the Maximum Value specified in that provision for such claim. Level VI (Lung Cancer 2) claims and T&N/R.O.W. Claims may only be liquidated pursuant to the Trust’s Individual Review process.

At the conclusion of the Individual Review process, and following an evaluation or mediation (except with respect to T&N/U.K. Claims), a number of unresolved disputes, including those concerning a claimant’s medical condition, exposure history and/or the liquidated value of the claim, will be subject to a binding or non-binding arbitration at the election of the claimant. TDP Valued Claims that are the subject of a dispute with the Trust that cannot be resolved by non-binding arbitration may enter the tort system. However, if and when a claimant obtains a judgment in the tort system, the judgment will be payable from the Trust subject to the Payment Percentage, Maximum Available Payment, and Claims Payment Ratio provisions and other limitations set forth below.

5.	Payment Percentage.

After the liquidated value of a TDP Valued Claim, other than a claim involving Other Asbestos Disease (Disease Level I—Cash Discount Payment), is determined by the Trust, the claimant will receive a pro rata share of that value based on a payment percentage (the “Payment Percentage”).

Following the establishment of the PI Trust, the Trustees, with the consent of the TAC and the Future Claimants Representative, will set an initial Payment Percentage or Percentages (the “Initial Payment Percentage(s)”) for the T&N Worldwide Fund and the FMP Fund when sufficient information concerning the assets and liabilities of each such Fund becomes available. The Initial Payment Percentage(s) will apply to all PI Trust Voting Claims asserted against the relevant Fund that are accepted as valid by the Trust, unless the Initial Payment Percentage is subsequently adjusted by the Trust pursuant to the consent of the TAC and the Future Claimants’ Representative. PI Trust Voting Claims include (i) Pre-Petition Liquidated Claims (as defined below), (ii) claims filed against one or more of the Debtors in the tort system or actually submitted to one or more of the Debtors pursuant to an administrative settlement agreement prior to the Petition Date, and (iii) all claims filed against another defendant in the tort system prior to March 6, 2003, the date that the original Plan was filed with the Bankruptcy Court (the “Plan Filing Date”); provided, however, that the holder of any such claim actually voted to accept or reject the Plan and/or the corresponding Voluntary Arrangement and/or Scheme of Arrangement for the U.K.

Debtors pursuant to the voting procedures established by the Bankruptcy Court and/or the U.K. Court, as applicable, and provided further that the claim was subsequently filed with the Trust by the Trust’s Initial Claims Filing Date (defined below). The Initial Payment Percentage(s) has/have been calculated on the assumption that the Average Values will be achieved with respect to existing present claims and projected future claims involving Disease Levels II—VIII.

The Payment Percentage for any PI Trust Fund may be adjusted upwards or downwards from time to time by the Trust, with the consent of the TAC and the Future Claimants Representative, to ensure that the Trust will be in a financial position to pay holders of unliquidated and/or unpaid claims, as well as present and future claims against any of the Trust Funds, in substantially the same manner. In making any adjustment, the Trust will take into account then-current estimates of the Trust’s assets and liabilities, as well as the then-estimated value of then-pending and future claims. Because there is uncertainty in predicting both the number and severity of future claims, and the amount of the Trust’s assets, no guarantee can be made of any Payment Percentage for any TDP Valued Claims. However, in the event of a substantial insurance recovery, the Payment Percentage may be adjusted upwards and supplemental payments may be made to claimants who received payments in prior periods based on a lower Payment Percentage.

Because it is anticipated that the insurance available to the Fel-Pro Fund and the Vellumoid Fund will be adequate to pay the claims against those funds in full, no Initial Payment Percentage for such claims has been set. However, the Trust may subsequently, with the consent of the TAC and the Future Claimants Representative, adopt a Payment Percentage for one or both funds in the event circumstances warrant.

6.	Maximum Annual Payment and Maximum Available Payment.

The Trust will estimate or model the amount of cash flow anticipated to be necessary over its entire life to ensure that funds will be available to treat all holders of present and future T&N and FMP Claims as similarly as possible. In each year, the Trust will be empowered to pay out all of the interest earned during the year by the T&N Worldwide and FMP Funds, together with a portion of its principal, calculated so that the application of the assets of the T&N Worldwide Fund and FMP Fund, respectively, over their lives will correspond with the needs created by the anticipated flow of claims (the “Maximum Annual Payment”). The Trust’s distributions from the T&N Worldwide and FMP Funds to all holders of claims against those funds in a given year may not exceed the Maximum Annual Payment determined for that year.

In distributing the Maximum Annual Payment from the T&N Worldwide and FMP Funds, the Trust will first allocate the amount in question to outstanding Pre-Petition Liquidated Claims (as defined below) payable from the fund, and to liquidated T&N and FMP Claims involving Disease Level I (Cash Discount Payment), in proportion to the aggregate value of each group of claims. The remaining portion of the Maximum Annual Payment (the “Maximum Available Payment”), if any, will then be allocated and used to satisfy all other previously liquidated T&N and FMP Claims, subject to the Claims Payment Ratio (discussed below). Because the insurance assets and cash flows available to the Insured PI Trust Funds are estimated to be sufficient to pay the full liquidated value of the claims as those claims are liquidated in the tort system, the PI Trust does not anticipate setting a Maximum Annual Payment or Maximum Available Payment for those funds, though such limitations may be set in the event the insurance assets or cash flows of one or more of the funds prove insufficient to meet such fund’s liabilities as they come due.

7.	Claims Payment Ratios.

Based upon the Debtors’ settlement history and analysis of present and future claims, Claims Payment Ratios have been determined for the T&N Worldwide Fund and FMP Fund, which ratios, as of the Effective Date, will be set at 60% and 79% for Category A claims against the T&N Worldwide and FMP Funds, respectively, which consist of T&N and FMP Claims involving severe asbestosis and malignancies (Disease Levels IV—VIII) that were unliquidated as of the Petition Date, and at 40% and 21% for Category B claims against the T&N Worldwide and FMP Funds, respectively, which are T&N and FMP Claims involving non-malignant asbestosis or pleural disease (Disease Levels II and III) that were similarly unliquidated as of the Petition Date. The Claims Payment Ratio will not apply to any Pre-Petition Liquidated Claims or to any claims for Other Asbestos Disease (Disease Level I).

The 60%/40% and the 79%/21% Claims Payment Ratios will apply to all T&N and FMP Claims, respectively, and will not be amended until the fifth anniversary of the Effective Date. Thereafter, the Claims Payment Ratio will be continued

absent circumstances, such as a significant change in law or medicine, which would necessitate amendment to avoid a manifest injustice. No amendment to the Claims Payment Ratio may be made without the consent of the TAC and the Future Claimants’ Representative. However, the Trustees, with the consent of the TAC and the Future Claimants’ Representative, may offer the option of a reduced Payment Percentage to holders of claims in either Category A or Category B in return for prompter payment (the “Reduced Payment Option”).

No Claims Payment Ratio has been set for the Fel-Pro and Vellumoid Funds because the assets and cash flows available to those funds are anticipated to be sufficient to pay the full value of the claims expected to be asserted against them as those claims are liquidated in the tort system. However, a Claims Payment Ratio may be set for either or both of such funds in the event that the assets and cash flows of any or all of the funds prove insufficient to meet such fund’s or funds’ liabilities as they come due.

8.	Indemnity and Contribution Claims.

Indirect Asbestos Personal Injury Claims for indemnity and contribution (“Indirect PI Trust Claims”) will be treated as presumptively valid and will be paid by the Trust, subject to the applicable Payment Percentage, if the following conditions are met: (i) the claim was filed prior to the bar date of March 3, 2003 for the filing of such claims, (ii) the claim has not been disallowed pursuant to Section 502(e) of the Bankruptcy Code, (iii) the claimant establishes that he or she has paid in full the Trust’s obligations to the direct claimant that otherwise would have had a claim against the Trust, (iv) both the indirect claimant and the direct claimant release the Trust fully and forever from all liability to the direct claimant, and (v) the claim is not otherwise barred by a statute of limitation or repose or other applicable law.

If these requirements cannot be met, the indirect claimant may request that the Trust review the applicable Indirect PI Trust Claim individually to determine whether the indirect claimant can establish that it has paid a liability or obligation that the Trust would otherwise have to a direct claimant. If the indirect claimant can make such a showing, the Trust will reimburse the indirect claimant for the amount of the liability or obligation so paid, multiplied by the then-applicable Payment Percentage. However, in no event will such reimbursement to the indirect claimant be greater than the amount to which the direct claimant would have been entitled. Further, the liquidated value of any Indirect PI Trust Claim paid by the Trust to an indirect claimant will be treated as an offset to or reduction of the full liquidated value of any PI Trust Claim that might be subsequently asserted by the direct claimant against the Trust.

The Trust shall also process, liquidate and pay Indirect PI Trust Claims based on contract or other legal theories that have been specifically channeled to the Trust based on express provisions of the Plan. In such a case, the Trust shall consider the particular contract or other legal basis upon which the claim has been asserted, as well as whether the claim has been channeled to the Trust under the terms of the Plan. If the Trust determines that the claim is valid, the Trust shall pay the holder of the Indirect PI Trust Claim the full liquidated value of the claim, multiplied by the applicable Payment Percentage.

Any dispute between the Trust and the indirect claimant over whether the indirect claimant has a right to reimbursement will be subject to alternative dispute resolution procedures to be adopted by the Trustees with the consent of the TAC and the Future Claimants Representative. If such a dispute cannot be resolved through the ADR procedures, the indirect claimant may litigate the dispute in the tort system as provided in the TDP.

Nothing in the TDP is intended to preclude a Trust to which asbestos-related liabilities are channeled from asserting an Indirect PI Trust Claim against the Trust subject to the requirements set forth in the TDP.

9.	Ordering of Claims.

The Trust will, as a general matter, order claims that are sufficiently complete to be reviewed for processing purposes on a first-in, first-out (or FIFO) basis (the “FIFO Processing Queue”). For all claims filed on or before the date six (6) months after the Effective Date (the “Initial Claims Filing Date”), a claimant’s position in the FIFO Processing Queue will be determined as of the earlier of (i) the date prior to the Petition Date (if any) that the specific claim was either filed against any of the Debtors in the relevant tort system or was actually submitted to one or more of the Debtors pursuant to an administrative settlement agreement, (ii) the date before the Petition Date that a claim was filed against another defendant in the relevant tort system if at the time the claim was subject to a tolling agreement with any of the Debtors, (iii) the date after the Petition Date (if any) but before the Effective Date that the claim was filed against another defendant in the relevant tort system, (iv) the date a proof of claim on account of such claim was filed in any of the Debtors’ Chapter 11 Cases, (v) the date a ballot was submitted by the claimant or his or her agent for the purpose of voting on the Plan and/or Scheme of Arrangement and/or Voluntary Arrangement, or (vi) the date after the Effective Date but on or before the Initial Claims Filing Date that the claim was filed with the Trust.

Following the Initial Claims Filing Date, a claimant’s position in the FIFO Processing Queue will be determined by the date the claim was filed with the Trust.

10.	Effect of Statutes of Limitation and Repose.

To be eligible for a place in the FIFO Processing Queue, a claim must meet either (i) for claims filed first in the relevant tort system against any of the Debtors prior to the Petition Date, the applicable federal, state, and/or foreign statute of limitation and repose that was in effect at the time of the filing of the claim in the relevant tort system, or (ii) for claims not filed against any of the Debtors in the relevant tort system prior to the Petition Date, the applicable statute of limitation that was in effect at the time of the filing of the claim with the Trust. The Trust shall consult with its U.K. legal advisers concerning the applicability of any U.K. statute of limitation or repose on T&N/U.K. claims.

However, the running of the relevant statute of limitation will be tolled as of the earliest of (a) the actual filing of the claim against any of the Debtors prior to the Petition Date, whether in the tort system or by submission of the claim to any of the Debtors pursuant to an administrative settlement agreement, (b) the filing of the claim against another defendant in the relevant tort system prior to the Petition Date if the claim was tolled against one or more of the Debtors at the time by an agreement or otherwise, (c) the filing of a claim after the Petition Date but prior to the Effective Date against another defendant in the relevant tort system, (d) the filing of a proof of claim in the Chapter 11 Cases, (e) the submission of a ballot by the claimant or his or her agent for the purpose of voting on the Plan and/or Scheme of Arrangement and/or Voluntary Arrangement, or (f) the filing of a proof of claim with the requisite supporting documentation with the Trust after the Effective Date.

If an Asbestos Personal Injury Claim meets any of the tolling provisions described in the preceding sentence and the claim was not barred by the applicable statute of limitation at the time of the tolling event, it will be treated by the Trust as if it is actually filed with the Trust within three (3) years after the Effective Date. In addition, any claims that were first diagnosed after the Petition Date, irrespective of the application of any relevant statute of limitation or repose, may be filed with the Trust within three (3) years after the date of diagnosis or within three (3) years after the Effective Date, whichever occurs later. However, the processing of any Asbestos Personal Injury Claim by the Trust may be deferred at the election of the claimant.

11.	Payment of Claims.

TDP Valued Claims that have been liquidated by the Expedited Review process (as described below), by arbitration, or by litigation in the tort system, will be paid in FIFO order based on the date their liquidation became final (the “FIFO Payment Queue”), subject to the applicable Payment Percentages, the Maximum Available Payment, and the Claims Payment Ratio. Insured PI Trust Claims liquidated in the tort system shall also be placed into FIFO Payment Queues for payment.

12.	Resolution of Pre-Petition Liquidated Asbestos Personal Injury Claims.

As soon as practicable after the Effective Date, the Trust will pay, upon submission by the claimant of the applicable proof of claim form together with all documentation required thereunder, all Asbestos Personal Injury Claims that were liquidated by (i) a binding settlement agreement for the particular claim entered into prior to the Petition Date with one or more of the Debtors (or an agent thereof) that is judicially enforceable by the claimant, (ii) a jury verdict or non-final judgment in the relevant tort system obtained against one or more of the Debtors prior to the Petition Date, or (iii) by a judgment that became final and non-appealable prior to the Petition Date (collectively, the “Pre-Petition Liquidated Claims”). Such claims will be paid from the applicable PI Trust Fund.

The liquidated value of a Pre-Petition Liquidated Claim will be the unpaid portion of the amount agreed to in the binding settlement agreement, the unpaid portion of the amount awarded by the jury verdict or non-final judgment, or the unpaid portion of the amount of the final judgment, as the case may be, plus interest, if any, that has accrued on that amount in accordance with the terms of the agreement, if any, or under applicable state or foreign law for settlements or judgments as of the Petition Date; however, the liquidated value of a Pre-Petition Liquidated Claim will not include any punitive or exemplary damages except as otherwise provided in the TDP for judgments or claims arising under the Alabama Wrongful Death Statute. In the absence of a final order of the Bankruptcy Court determining whether a settlement agreement is binding and judicially enforceable, a dispute between the claimant and the Trust over this issue will be resolved pursuant to the same procedures that are provided in the TDP for resolving the validity and/or liquidated value of an Asbestos Personal Injury Claim.

Pre-Petition Liquidated Claims that are T&N or FMP Claims will be processed and paid by the Trust from the T&N Worldwide Fund and/or the FMP Fund, respectively, in accordance with their order in a separate FIFO queue to be established by the Trust based on the date the Trust received a completed proof of claim form with all required documentation for the particular claim. The amounts payable with respect to such claims will not be subject to or taken into account in consideration of the Claims Payment Ratio, but will be subject to the Maximum Annual Payment and Payment Percentage provisions set forth above. Pre-Petition Liquidated Claims payable from one of the Insured PI Trust Funds shall be tendered to the relevant insurer or insurers for payment.

13.	Resolution of Unliquidated Asbestos Personal Injury Claims.

a.	TDP Valued Claims.

Within six (6) months after the establishment of the Trust, the Asbestos PI Trustees, with the consent of the TAC and the Future Claimants’ Representative, will adopt procedures for reviewing and liquidating all unliquidated TDP Valued Claims, which will include deadlines for processing such claims. Such procedures will also require claimants seeking resolution of unliquidated TDP Valued Claims to first file a proof of claim form, together with the required supporting documentation. The proof of claim form will require the claimant to assert his or her claim for the highest Disease Level for which the claim qualifies at the time of filing.

After the filing of a proof of claim form and the required supporting documentation, the Trust will provide the claimant with six (6) months’ notice of the date it expects to reach the claim in the FIFO Queue. The claimant must then advise the Trust whether the claim should be liquidated under the Expedited Review process or the Individual Review process (each of which is described below), provide the Trust with any additional medical or exposure evidence not included with the proof of claim form, and advise the Trust of any change in the claimant’s Disease Level. In the event such a response is not received from the claimant, the Trust will process and liquidate the claim under the Expedited Review process based on the medical/exposure evidence previously submitted by the claimant, although the claimant will retain the right to request Individual Review for such claim.

(1)	Expedited Review Process—General.

The Trust’s Expedited Review process (“Expedited Review”) is designed primarily to provide an expeditious, efficient and inexpensive method for liquidating all TDP Valued Claims (except those involving Disease Level VI—Lung Cancer 2 and T&N/R.O.W. Claims, which shall all be subject to Individual Review) where the claim can easily be verified by the Trust as meeting the presumptive Medical/Exposure Criteria for the relevant Disease Level. Claimants holding T&N Multiple Exposure Claims may also elect Expedited Review for one or more of those claims. Expedited Review is intended to provide claimants with a substantially less burdensome process for pursuing TDP Valued Claims than the Individual Review process, as well as a fixed and certain claims payment.

Because TDP Valued Claims of individuals exposed in Canada who were resident in Canada when such claims were filed were routinely litigated and resolved in the courts of the U.S., and because the resolution history of these claims has been included in developing the Expedited Review Process for T&N/U.S. and FMP Claims, such claims will be eligible for liquidation under the Expedited Review process and for the matrix values provided for T&N/U.S. and FMP Claims. Accordingly, the definitions of T&N/U.S. Claims and FMP Claims, respectively, set forth in the TDP expressly include claims with respect to which the claimant’s exposure to an asbestos-containing product for which T&N has legal responsibility occurred in Canada, and the definition of T&N/R.O.W. Claims described in the TDP expressly excludes claims based on such Canadian exposure.

TDP Valued Claims that undergo Expedited Review and meet the presumptive Medical/Exposure Criteria for the relevant Disease Level will be paid the Scheduled Value for such Disease Level applicable to the relevant T&N entity, as described in Section (2), below. However, except for claims involving Other Asbestos Disease (Disease Level I), all claims liquidated by Expedited Review will be subject to the applicable Payment Percentage, the Maximum Available Payment, and the Claims Payment Ratio limitations set forth above. Claimants holding claims that cannot be liquidated by Expedited Review because they do not meet the presumptive Medical/Exposure Criteria for the relevant Disease Level may elect the Trust’s Individual Review process.

(2)	Claims Processing Under Expedited Review.

All claimants seeking liquidation of TDP Valued Claims pursuant to Expedited Review must file the Trust’s proof of claim form. As a proof of claim form is reached in the FIFO Processing Queue, the Trust will determine whether the claim described therein meets the Medical/Exposure Criteria for one of the seven Disease Levels eligible for Expedited Review, and will advise the claimant of its determination. If a Disease Level is determined, the Trust will tender to the claimant an offer of payment from the T&N Worldwide Fund of the Scheduled Value in the relevant matrix for the relevant Disease Level multiplied by the applicable Payment Percentage, together with a form of release approved by the Trust. If the claimant accepts the Scheduled Value (as adjusted by the Payment Percentage), and returns the release properly executed, the claim shall be placed in the T&N Worldwide Fund’s FIFO Payment Queue, and the Trust will disburse payment subject to the limitations of the Maximum Annual Payment, the Maximum Available Payment, and the Claims Payment Ratio, if any.

(3)	Individual Review Process—General.

The Trust’s Individual Review process provides a claimant with an opportunity for individual consideration and evaluation of a TDP Valued Claim or Claims that fail to meet the presumptive Medical/Exposure Criteria for Disease Levels I-V, VII and VIII. In addition, medical and exposure evidence relating to all T&N/R.O.W. claims and Lung Cancer 2—Disease Level VI claims shall be subject to Individual Review. In any such case, the Trust will either deny the claim, or, if the Trust is satisfied that the claimant has presented a claim that would be cognizable and valid in the relevant tort system, the Trust can offer the claimant a liquidated value amount up to the Scheduled Value for that Disease Level, unless the claim qualifies as an Extraordinary Claim (discussed below), in which case its liquidated value cannot exceed the Maximum Value for such a claim (generally up to five (5) times its Scheduled Value). Claimants holding TDP Valued Claims involving Disease Levels II—VIII will also be eligible to seek Individual Review of the liquidated value of their claims.

In valuing T&N/R.O.W. Claims under Individual Review, the Trust shall take into account all relevant procedural and substantive legal rules to which the claims would be subject in the claimant’s jurisdiction, and shall determine the liquidated value of such claims based on historical settlements and verdicts in such jurisdiction, as well as other valuation factors described in the TDP. In addition, the Trust may establish a separate valuation matrix for claims in a particular foreign jurisdiction at such time as sufficient historical settlement, verdict, and other valuation data are available for that jurisdiction.

The Individual Review process is intended to result in payments equal to the full liquidated value for each claim multiplied by the Payment Percentage; however, the liquidated value of any TDP Valued Claim that undergoes Individual Review may be determined to be less than the Scheduled Value the claimant would have received under Expedited Review. Moreover, the liquidated value for a claim involving Disease Levels II—VIII will not exceed the Maximum Value for the relevant Disease Level, unless the claim meets the requirements of an Extraordinary Claim, in which case its liquidated value cannot exceed the separate Maximum Value set forth in that provision for such claims. Because the detailed examination and valuation process pursuant to Individual Review will require substantial time and effort, claimants electing to undergo the Individual Review process will necessarily be paid the liquidated value of their TDP Valued Claims later than would have been the case had the claimant elected Expedited Review.

The Trust will also administer Individual Review for Disease Levels II and III so that it does not reduce payments to claimants electing the Scheduled Value for TDP Valued Claims under Expedited Review.

(4)	Individual Review Process—Valuation Factors to be Considered.

The Trust will liquidate the value of each TDP Valued Claim that undergoes Individual Review based on the historic liquidated values of other similarly situated claims in the relevant tort system for the same Disease Level. The Trust will thus take into consideration the factors that affect the severity of damages and values within the tort system including, but not limited to (i) the degree to which the characteristics of a claim differ from the presumptive Medical/Exposure Criteria for the Disease Level in question; (ii) factors such as the claimant’s age, disability, employment status, disruption of household, family or recreational activities, dependencies, special damages, and pain and suffering; (iii) evidence that the claimant’s damages were (or were not) caused by asbestos exposure, including exposure to an asbestos-containing product of any of the Debtors prior to December 31, 1982 (for example, alternative causes and/or the strength of documentation of injuries); (iv) the industry of exposure; (v) settlements, verdicts and the claimant’s and other law firms’ experience in the claimant’s jurisdiction with respect to similarly-situated claims; and (vi) in the case of T&N/U.K. Claims, valuation factors uniquely relevant in the U.K. tort system, including whether the claim is subject to English or Scottish law and whether the claimant was living or dead at the time the claim was filed.

(5)	Scheduled, Average and Maximum Values for T&N/U.S. Claims, T&N Flexitallic Claims, and T&N Ferodo Claims.

The Scheduled, Average, and Maximum Values for all TDP Valued Claims, except T&N/U.K. Claims and T&N/R.O.W. Claims are as follows:

T&N/U.S. Claims (including Canadian claims):

Scheduled Disease	Scheduled Value	Average Value	Maximum Value
Mesothelioma (Level VIII)	$200,000	$250,000	$600,000
Lung Cancer 1 (Level VII)	$42,500	$60,000	$125,000
Lung Cancer 2 (Level VI)	None	$12,000	$40,000
Other Cancer (Level V)	$14,750	$19,500	$90,000
Severe Asbestosis (Level IV)	$42,500	$54,500	$125,000
Asbestosis/Pleural Disease (Level III)	$12,700	$13,500	$25,000
Asbestosis/Pleural Disease (Level II)	$5,700	$5,800	$8,000
Other Asbestos Disease (Level I)	$400	None	None

T&N Flexitallic (GHI) Claims and T&N Ferodo Claims:

Scheduled Disease	Scheduled Value	Average Value	Maximum Value
Mesothelioma (Level VIII)	$50,000	$62,500	$150,000
Lung Cancer (Level VII)	$10,625	$15,000	$31,250
Lung Cancer (Level VI)	None	$3,000	$10,000
Other Cancer (Level V)	$3,700	$4,900	$22,500
Severe Asbestosis (Level IV)	$10,625	$13,625	$31,250
Asbestosis/Pleural Disease (Level III)	$3,175	$3,375	$6,250
Asbestosis/Pleural Disease (Level II)	$1,425	$1,450	$2,000
Other Asbestos Disease (Level I)	$100	None	None

FMP (Wagner) Claims:

Scheduled Disease	Scheduled Value	Average Value	Maximum Value
Mesothelioma (Level VIII)	$100,000	$125,000	$300,000
Lung Cancer (Level VII)	$21,250	$30,000	$62,500
Lung Cancer (Level VI)	None	$6,000	$20,000
Other Cancer (Level V)	$7,375	$9,750	$45,000
Severe Asbestosis (Level IV)	$21,250	$27,250	$62,500
Asbestosis/Pleural Disease (Level III)	$4,000	$4,250	$7,000
Asbestosis/Pleural Disease (Level II)	$2,000	$2,100	$2,500
Other Asbestos Disease (Level I)	$150	None	None

These Scheduled Values, Average Values, and Maximum Values will apply to all T&N/U.S. Claims, T&N Flexitallic Claims, T&N Ferodo Claims and FMP Claims filed with the Trust on or before the Initial Claims Filing Date. Thereafter, the Trust, with the consent of the TAC and the Future Claimants’ Representative, may change these valuation amounts for good cause and consistent with other restrictions on the amendment power.

(6)	Scheduled, Average and Maximum Values for T&N/U.K. Claims.

The Scheduled, Average and Maximum Values for all T&N/U.K. Claims are as set forth in this paragraph. T&N/U.K. Claims are divided into two categories, which take into account (i) the settlement history in the United Kingdom tort system of (a) T&N/U.K. Claims with respect to which the claimant’s exposure to T&N asbestos-containing products was ninety percent (90%) or more of the claimant’s total exposure to asbestos or asbestos-containing products (“T&N-Only U.K. Claims”) and (b) T&N/U.K. Claims with respect to which the claimant’s exposure to T&N asbestos-containing products was less than ninety percent (90%) of the claimant’s total exposure to asbestos or asbestos-containing products (“T&N Shared Liability U.K. Claims”), (ii) other applicable valuation factors under relevant U.K. law, and (iii) a twenty percent (20%) increase in these values to make provision for attorneys’ fees and costs under the U.K. legal system.

T&N-Only U.K. Claims:

Scheduled Disease	Scheduled Value	Average Value	Maximum Value
Mesothelioma (Level VIII)	£106,750	£118,100	£190,000
Lung Cancer 1 (Level VII)	£78,500	£84,200	£139,500
Lung Cancer 2 (Level VI)	None	£44,500	£80,000
Other Cancer (Level V)	£52,500	£64,600	£95,000
Severe Asbestosis (Level IV)	£80,000	£99,450	£142,500
Asbestosis/Pleural Disease (Level III)	£36,500	£45,200	£71,250
Asbestosis/Pleural Disease (Level II)	£17,000	£17,600	£26,250
Other Asbestos Disease (Level I)	£500	None	None

T&N Shared Liability U.K. Claims:

Scheduled Disease	Scheduled Value	Average Value	Maximum Value
Mesothelioma (Level VIII)	£42,700	£47,200	£76,000
Lung Cancer (Level VII)	£31,400	£35,300	£55,800
Lung Cancer (Level VI)	None	£17,800	£32,000
Other Cancer (Level V)	£21,000	£25,400	£38,000
Severe Asbestosis (Level IV)	£32,000	£36,200	£57,000
Asbestosis/Pleural Disease (Level III)	£14,600	£17,500	£28,500
Asbestosis/Pleural Disease (Level II)	£6,800	£7,400	£10,500
Other Asbestos Disease (Level I)	£200	None	None

b.	Insured PI Trust Claims.

Claimants holding Insured PI Trust Claims (i.e., Fel-Pro Claims and Vellumoid Claims) shall submit proofs of claim to the Trust in a manner similar to that for TDP Valued Claims. If a claimant wishes to assert both an Insured PI Trust Claim and a TDP Valued Claim, the Insured PI Trust Claim must be submitted at the same time as the TDP Valued Claim.

Once filed, the Trust will place a claimant asserting an Insured PI Trust Claim into its FIFO Processing Queue, and will promptly tender the Insured PI Trust Claim or Claims to the insurer or insurers who have liability for the claim. The insurer(s) will then serve the function of the Trustees related to the determination of the liquidated value of the claim, and will also undertake the defense of the claim if the claimant chooses to litigate the claim in the tort system as provided under the TDP. Upon agreement between the insurer(s) handling the tendered claim and the claimant as to the value of a covered Insured PI Trust Claim, the insurer(s) will pay the liquidated value of the claim to the Trust, subject to the terms of the applicable insurance policy. Such payment will satisfy all of such insurer(s)’ obligations under its policy or policies to the claimant and will constitute payment of the entire claim by the insurer regardless of the actual payment received by the claimant from the Trust. The Trust will then pay the claimant either the full amount received from the insurer(s) or such other amount as may be due to the claimant under the TDP. Insurers having coverage obligations to the Trust and/or an insured Debtor will determine among themselves the applicable insured Debtor’s liability for an Insured PI Trust Claim.

The Trust will be entitled to recover from the claimant its reasonable costs of prosecuting the claim against any insurer(s) as well as reasonable administrative expenses, whether or not the claim is ultimately paid by one or more insurer(s).

14.	Extraordinary Claims and Exigent Hardship Claims.

Certain TDP Valued Claims (other than T&N/U.K. Claims) may be classified by the Trust as Extraordinary Claims. An “Extraordinary Claim” is a TDP Valued Claim that otherwise satisfies the Medical Criteria for Disease Levels II—VIII and is held by a claimant whose exposure to asbestos (1) occurred predominantly as the result of working in a manufacturing facility of a T&N Entity during a period in which such T&N Entity was manufacturing asbestos-containing products at that facility, or (2) was at least 75% the result of exposure to asbestos or an asbestos-containing product manufactured by a T&N Entity, and there is little likelihood of a substantial recovery elsewhere. All such Extraordinary Claims will be presented for Individual Review and, if valid, will be entitled to an award of up to a Maximum Value of five (5) times the Scheduled Value for claims qualifying for Disease Levels II—V, VII and VIII, and five (5) times the Average Value for claims in Disease Level VI, multiplied by the applicable Payment Percentage. An Extraordinary Claim, following its liquidation, will be placed in the T&N Worldwide Fund’s FIFO Payment Queue ahead of all other liquidated claims payable from that fund except Pre-Petition Liquidated Claims, Disease Level I (Other Asbestos Disease) Claims and Exigent Hardship Claims, which in that order will be first in such queue and will be subject to the Maximum Available Payment and Claims Payment Ratio described above.

T&N/U.K. Claims are not eligible to be treated as Extraordinary Claims. This determination is based on the fact that the holders of such claims whose exposure was primarily (i.e., 90% or greater) to asbestos-containing products manufactured by a T&N entity are subject to the higher Scheduled and Maximum Values in the matrix for T&N-Only U.K. Claims described above, which matrix already takes into account the substantially higher values historically received by such claims in the U.K. tort system.

At any time the Trust may liquidate and pay TDP Valued Claims that qualify as “Exigent Hardship Claims.” Such claims may be considered separately by the Trust no matter what the order of processing otherwise would have been under the TDP. An Exigent Hardship Claim, following its liquidation, will be placed first in the FIFO Payment Queue for the T&N Worldwide Fund, ahead of all other liquidated claims payable from the fund except Pre-Petition Liquidated Claims and Disease Level I (Other Asbestos Disease) Claims, which will be paid first in that order, subject to the Maximum Available Payment and Claims Payment Ratio described above. A TDP Valued Claim qualifies for payment as an Exigent Hardship Claim if the claim involves Severe Asbestosis (Disease Level IV) or an asbestos-related malignancy (Disease Levels V—VIII), and the Trust, in its sole discretion, determines (a) that the claimant needs financial assistance on an immediate basis based on the claimant’s expenses and all sources of available income, and (b) that there is a causal connection between the claimant’s dire financial condition and the claimant’s asbestos-related disease.

15.	Secondary Exposure Claims.

If a claimant asserting a TDP Valued Claim alleges an asbestos-related disease resulting solely from exposure to an occupationally exposed person, such as a family member, the claimant may seek either Expedited Review or Individual Review of his or her claim. If the claimant elects Expedited Review, he or she must establish that the occupationally exposed person would have met the presumptive exposure requirements under the TDP that would have been applicable if the occupationally exposed person had filed a direct claim against the Trust, and that the claimant with secondary exposure is suffering from one of the eight Disease Levels described above. If the claimant elects Individual Review, he or she must satisfy the Trust that his or her claim would be cognizable and valid in the relevant tort system.

In all cases, the claimant must show that his or her own exposure to the occupationally exposed person occurred within the same time frame as the occupationally exposed person was exposed to asbestos products produced by the relevant Federal-Mogul entity, and that such secondary exposure was a cause of the claimed disease.

The Trust’s proof of claim form will include a section for Secondary Exposure Claims. All liquidation and payment rights and limitations under the TDP are applicable to Secondary Exposure Claims.

16.	Evidentiary Requirements for TDP Valued Claims.

a.	Medical Evidence.

For TDP Valued Claims, all diagnoses of a Disease Level must be accompanied by either (a) a statement by the physician providing the diagnosis that at least ten (10) years have elapsed between the date of first exposure to asbestos or asbestos-containing products and the diagnosis, or (b) a history of the claimant’s exposure sufficient to establish a ten (10) year latency period. A finding by a physician after the Petition Date that a claimant’s disease is “consistent with” or “compatible with” asbestosis will not alone be treated by the Trust as a diagnosis. With respect to T&N/U.K. Claims, however, a certification from a U.K. medical board that administers the U.K. statutory workers compensation system that a claimant has an asbestos-related disease will be treated by the Trust as a presumptively valid diagnosis of the disease in question, although the Trust may rebut that presumption.

Disease Levels I-IV. Except for claims filed against T&N or any other asbestos defendant in the tort system prior to the Petition Date, all diagnoses of a non-malignant asbestos-related disease (Disease Levels I-IV) must be based, in the case of a claimant who was living at the time the claim was filed, upon a physical examination of the claimant by the physician providing the diagnosis of the asbestos-related disease. In addition, all living claimants must provide evidence of Bilateral Asbestos-Related Nonmalignant Disease (in the case of Disease Levels I-III), pulmonary function testing (in the case of Disease Levels III and IV), and an ILO reading of 2/1 or greater or pathological evidence of asbestosis (in the case of Disease Level IV). In the case of a claimant who was deceased at the time the claim was filed, a diagnosis of non-malignant asbestos-related disease must be based on either (i) a physical examination of the claimant by the physician providing the diagnosis, or (ii) pathological evidence of the non-malignant asbestos-related disease, or (iii) in the case of Disease Levels I-III, evidence of Bilateral Asbestos-Related Nonmalignant Disease, and, for Disease Level IV, either an ILO reading of 2/1 or greater or pathological evidence of asbestosis, and (iv) for either Disease Levels III or IV, pulmonary function testing.

Disease Levels V-VIII. All diagnoses of an asbestos-related malignancy (Disease Levels V-VIII) submitted to the Asbestos PI Trust must be based upon either (y) a physical examination of the claimant by the physician providing the diagnosis of the malignant asbestos-related disease, or (z) on a diagnosis of such a malignant Disease Level by a board-certified pathologist.

However, if a living holder of a PI Trust Claim involving Disease Levels I-III that was filed against T&N or any other defendant in the tort system prior to the Petition Date has not provided the Trust with a diagnosis of the asbestos-related disease by a physician who has conducted a physical examination of the holder as described above, but the holder has available such a diagnosis by an examining physician engaged by the holder, or if the holder has filed such a diagnosis with another asbestos-related personal injury settlement trust that requires such evidence, the holder shall provide such diagnosis to the Trust notwithstanding the exception described above.

b.	Credibility of Medical Evidence.

The Trust must have reasonable confidence that the medical evidence provided in support of a claim is credible and consistent with recognized medical standards before making any payment to a claimant on a TDP Valued Claim. Accordingly, the Trust may require the submission of X-rays, CT scans, detailed results of pulmonary function tests, laboratory tests, tissue samples, results of medical examination(s) or reviews of other medical evidence, and may require that medical evidence submitted comply with recognized medical standards regarding equipment, testing methods and procedure to assure that such evidence is reliable. Medical evidence (i) that is of a kind shown to have been received in evidence by a state or federal judge in a claimant’s jurisdiction, (ii) that is consistent with evidence submitted to one (or more) of the Debtors to settle for payment similar disease cases prior to the Petition Date, or (iii) a diagnosis by a physician shown to have previously qualified as a medical expert with respect to the asbestos-related disease in question before a state, federal or foreign judge, is presumed by the Trust to be reliable, although the Trust may seek to rebut the presumption.

In addition, claimants who otherwise meet the requirements of the TDP for payment of a TDP Valued Claim will be paid by the Trust irrespective of the results in any litigation at any time between the claimant and any other defendant(s) in the relevant tort system. However, any relevant evidence submitted in a proceeding in the relevant tort system involving another defendant, other than any findings of fact, a verdict, or a judgment, involving another defendant, may be introduced by either the claimant or the Trust in any Individual Review proceeding or any Extraordinary Claim proceeding conducted by the Trust.

c.	Exposure Evidence.

To qualify for any Disease Level, holders of TDP Valued Claims (including Multiple Exposure Claims) must demonstrate a minimum exposure to an asbestos-containing product manufactured or distributed by the particular Federal Mogul Entity (e.g., T&N Limited, Gasket Holdings Inc. (Flexitallic), Ferodo America, Inc., Federal-Mogul Products, Inc., etc.) to which the claim relates. Claims based on conspiracy theories that involve no such exposure are not compensable under the TDP. The specific exposure requirements for each Disease Level are set forth in Section VII.B.3 above. If the claimant cannot meet the relevant presumptive exposure requirements for a Disease Level eligible for Expedited Review, the claimant may seek Individual Review of his or her claim based on exposure to an asbestos-containing product manufactured or distributed by the relevant entity.

For a claimant seeking to provide meaningful and credible exposure evidence in order to satisfy the requirements of Federal Mogul Exposure (as described in Section VII.B.3 above), such evidence may be established by an affidavit of a living claimant; by an affidavit of a co-worker or the affidavit of a family member in the case of a deceased claimant (providing the Trust finds such evidence reasonably reliable); by invoices, employment, construction, or similar records; or by other credible evidence. The Trust may also require submission of other or additional evidence of exposure when it deems such to be necessary. The specific exposure information required by the Trust to process a claim under either Expedited Review or Individual Review is set forth on the proof of claim form to be used by the Trust.

17.	Second Disease (Malignancy) Claims.

The holder of an Asbestos Personal Injury Claim involving a non-malignant asbestos-related disease (Disease Levels I-IV) can assert a new Asbestos Personal Injury Claim against the Trust for a malignant disease (Disease Levels V-VIII) that is subsequently diagnosed. The Trust will not reduce any additional payments to which such claimant may be entitled with respect to such malignant asbestos-related disease by the amount paid for the non-malignant asbestos related disease, provided that the malignant disease had not been diagnosed at the time the claimant filed his or her original claim involving the non-malignant disease.

18.	Punitive Damages.

In determining the value of any TDP Valued Claim, punitive or exemplary damages, i.e., damages that are not compensatory damages, will not be considered or allowed, notwithstanding their availability in the relevant tort system. No punitive or exemplary damages will be payable with respect to any claim litigated against the Trust in the tort system, as described below. This prohibition against payment of punitive damages shall not apply, however, to any judgment arising in any action or cause of action, or to any unliquidated present or future claim to be valued under the Trust’s Individual Review process, with respect to which the applicable law of the Claimant’s Jurisdiction (as defined in the TDP) pursuant to Section 5.3(b)(2) of the TDP is determined to be the Alabama Wrongful Death Statute; provided, however, that damages based on wanton, reckless, gross, outrageous or intentional misconduct or acts shall be treated as punitive damages and shall not be paid. The only causes of action or claims recoverable under the Alabama Wrongful Death Statute pursuant to the TDP shall be negligence, product liability (the Alabama Extended Manufacturers Liability Doctrine) and breach of warranty. No jury or court shall be allowed to impose a multiplier for punitive damages against the Trust for these causes of action or claims under the Alabama Wrongful Death Act.

19.	Interest.

Interest will be paid on all Pre-Petition Liquidated Claims and on all TDP Valued Claims (except Disease Level I—Other Asbestos Disease claims) with respect to which the claimant has had to wait a year or more for payment; provided, however, that no claimant will receive interest for a period in excess of seven (7) years. The applicable interest rate is to be six percent (6%) simple interest per annum for the first five (5) years after the Effective Date; thereafter, the Trustees may change the annual interest rate with the consent of the TAC and the Future Claimants Representative.

Interest is payable on the Scheduled Value of any unliquidated TDP Valued Claim that meets the requirements of Disease Levels II–V, VII and VIII, whether the claim is liquidated under Expedited Review, Individual Review, or by arbitration. Interest on a TDP Valued Claim that meets the requirements of Disease Level VI will be based on the Average Value of such a claim. In the case of Insured PI Trust Claims liquidated in the tort system, interest will be paid only to the extent required by an applicable statute or by the express terms of a settlement agreement.

In the case of Pre-Petition Liquidated Claims liquidated by verdict or judgment, interest will be measured from the date of payment back to the date that is one year after the date that the verdict or judgment was entered. In the case of Pre-Petition Liquidated Claims liquidated by a binding, judicially enforceable settlement, interest will be measured from the date of payment back to the date that is one year after the Petition Date. In the case of TDP Valued Claims, interest will be measured from the date of payment back to the earliest of the date that is one year after the date on which (a) the claim was filed against one of the Debtors prior to the Petition Date, (b) the claim was filed against another defendant in the relevant tort system on or after the Petition Date but before the Effective Date, or (iii) the claim was filed with the Trust after the Effective Date.

20.	Arbitration of TDP Valued Claims

The Trust, with the consent of the TAC and the Future Claimants Representative, will institute binding and non-binding arbitration procedures in accordance with Alternative Dispute Resolution (“ADR”) procedures for T&N/U.S., Flexitallic, Ferodo and FMP Claims for resolving disputes concerning whether a pre-petition settlement agreement with or on behalf of any Federal Mogul Entity is binding and judicially enforceable, whether the Trust’s outright denial rejection or denial of a TDP Valued Claim was proper, or whether the claimant’s medical condition or exposure history meets the requirements of the TDP for purposes of categorizing a TDP Valued Claim involving Disease Levels II–VIII.

In the case of T&N/U.K. Claims, binding and non-binding arbitration procedures will be developed by the Trust in consultation with its U.K. legal advisers, and will provide for the arbitration of U.K. claims in the U.K. by U.K. arbitrators applying U.K. legal principles. The Trust will additionally have separate panels of English and Scottish arbitrators, if necessary, to resolve disputes concerning the proper treatment of PI Trust Claims held by English and Scottish claimants, respectively. The matters that may be resolved by binding and non-binding arbitration with respect to T&N/U.K. Claims are similar to those that may be submitted to U.S. arbitration proceedings by the holders of T&N/U.S., Flexitallic, Ferodo and FMP Claims; provided, however, that in the case of T&N/U.K. Claims, binding and non-binding arbitration procedures will also be available to resolve disputes over the liquidated value of a TDP Valued Claim involving Disease Levels II–VIII, as well as disputes over T&N’s share of the unpaid portion of a Pre-Petition Liquidated Claim or the validity of an Indirect PI Trust Claim. The ADR procedures for T&N/U.K. Claims may be modified by the Trust with the consent of the TAC and the Future Claimants Representative after consultation with the Trust’s U.K. legal advisers.

21.	Suits in the Tort System.

If the holder of a disputed TDP Valued Claim disagrees with the Trust’s determination regarding the Disease Level of the claim, the claimant’s exposure history, or the liquidated value of the claim, and if the holder has first submitted the claim to non-binding arbitration, the holder may file a lawsuit in the claimant’s jurisdiction. All defenses (including, with respect to the Trust, all defenses which could have been asserted by the applicable Debtor(s)) will be available to both sides at trial; however, the Trust may waive any defense and/or concede any issue of fact or law. If the claimant was alive at the time the initial pre-petition complaint was filed or on the date the proof of claim was filed the Trust, the case will be treated as a personal injury case with all personal injury damages to be considered even if the claimant has died during the pendency of the claim.

If and when a claimant obtains a judgment in the tort system, the claim will be placed in the FIFO Payment Queue established by the T&N Worldwide Fund or FMP Fund based on the date on which the judgment became final. Thereafter, the claimant will receive from that fund an initial payment (subject to the applicable Payment Percentage, the Maximum

Available Payment, and the Claims Payment Ratio provisions set forth above) of an amount equal to one hundred percent (100%) of the greater of (i) the Trust’s last offer to the claimant or (ii) the award that the claimant declined in non-binding arbitration. The claimant will receive the balance of the judgment, if any, in five (5) equal installments in years six (6) through ten (10) following the year of the initial payment (also subject to the applicable Payment Percentage, the Maximum Available Payment and the Claims Payment Ratio provisions above).

In the case of non-Extraordinary TDP Valued Claims involving Disease Levels II–VIII, the total amounts paid with respect to such claims may not exceed the Maximum Values for such Disease Levels. In the case of Extraordinary TDP Valued Claims, the total amounts paid with respect to such claims similarly may not exceed the relevant Maximum Values for such claims. Under no circumstances will interest be paid on any judgments obtained in the tort system with respect to TDP Valued Claims, nor will any punitive damages; i.e., damages that are not compensatory damages, be paid with respect to any claims liquidated in the tort system.

Settlements or final judgments against the Trust arising out of litigation in the tort system on account of Insured PI Trust Claims will be paid by the applicable Insured PI Trust Fund based on their place in such Fund’s FIFO Payment Queue. Payments of such settlements and final judgments will be made as insurance proceeds or other monies become available to the Fund in question, and are subject to those other provisions of the TDP that are applicable to that Fund.

22.	Amendments to the TDP.

Except as otherwise provided in the TDP, the Trustees may amend, modify, delete or add any provisions to the TDP to ensure that all PI Trust Claims are treated in accordance with the TDP’s core objective; provided that the right to amend the Claims Payment Ratio will be governed by Section 2.5 of the TDP and the right to adjust the Payment Percentage will be governed by Section 4.2 of the TDP.

In making any amendments, modifications, deletions or additions to the provisions of the TDP, the Trustees are required to first obtain the consent of the TAC and the Future Claimants Representative as set forth in the Trust Agreement. In addition, the Trustees will also consult with the Trust’s U.K. legal advisers concerning any amendments or other changes to the TDP to ensure that such amendments or changes do not prejudice the interests of U.K. claimants.

VIII.

CERTAIN FACTORS TO BE CONSIDERED

HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTORS SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH OR INCORPORATED BY REFERENCE, PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

THESE RISK FACTORS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS, AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, THE PRICES AT WHICH THE COMPANY CAN SELL ITS GOODS AND SERVICES, CURRENCY EXCHANGE RATE FLUCTUATIONS, THE DEVELOPMENT OF NEW TECHNOLOGIES, ECONOMIC DOWNTURN, NATURAL DISASTERS AND UNUSUAL WEATHER CONDITIONS, TERRORIST ACTIONS OR ACTS OF WAR, OPERATING EFFICIENCIES, LABOR RELATIONS, ACTIONS OF GOVERNMENTAL BODIES AND OTHER MARKET AND COMPETITIVE CONDITIONS. HOLDERS OF CLAIMS AND EQUITY INTERESTS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS. NO PARTY, INCLUDING, WITHOUT LIMITATION, THE DEBTORS OR THE OTHER PLAN PROPONENTS OR THE REORGANIZED DEBTORS, UNDERTAKES AN OBLIGATION TO UPDATE ANY SUCH STATEMENTS.

A.	Variances from Projections.

The Debtors have prepared the projected financial information contained in this Disclosure Statement relating to Reorganized Federal-Mogul, including the pro forma financial statements attached as Exhibit G to this Disclosure Statement (the “Projections”), in connection with the development of the Plan and in order to present the anticipated effects of the Plan and the transactions contemplated thereby. The Projections are intended to illustrate the estimated effects of the Plan and certain related transactions on the results of operations, cash flow and financial position of Reorganized Federal-Mogul for the periods indicated. The Projections are qualified by the introductory paragraphs thereto and the accompanying assumptions, and must be read in conjunction with such introductory paragraphs and assumptions, which constitute an integral part of the Projections. The Projections are based upon a variety of assumptions as set forth therein, and Reorganized Federal-Mogul’s future operating results are subject to and likely to be affected by a number of factors, including significant business, economic, regulatory, litigation and competitive uncertainties, many of which are beyond the control of Reorganized Federal-Mogul. In addition, unanticipated events and circumstances occurring subsequent to the date of this Disclosure Statement may affect the actual financial results of Reorganized Federal-Mogul’s operations. Accordingly, actual results may vary materially from those shown in the Projections, which may adversely affect the ability of Reorganized Federal-Mogul to pay the obligations owing to certain holders of Claims entitled to distributions under the Plan and other indebtedness incurred after Confirmation of the Plan.

Management believes that the industries in which Reorganized Federal-Mogul will be operating are volatile due to numerous factors, all of which make accurate forecasting very difficult. Although it is not possible to predict all risks associated with the Projections and their underlying assumptions, there are some risks which management is presently able to identify. The Projections assume that all aspects of the Plan will be successfully implemented on the terms set forth in this Disclosure Statement and that the publicity associated with the bankruptcy proceeding contemplated by the Plan will not adversely affect Reorganized Federal-Mogul’s operating results. There can be no assurance that these two assumptions are accurate, and the failure of the Plan to be successfully implemented, or adverse publicity, could have a materially detrimental effect on Reorganized Federal-Mogul’s business, results of operations, and financial condition.

Moreover, the Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Rather, the Projections were developed in connection with the planning, negotiation and development of the Plan. Reorganized Federal-Mogul does not undertake any obligation to update or otherwise revise the Projections to reflect events or circumstances existing or arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events. In management’s view, however, the Projections were prepared on a reasonable basis and represent a reasonable view of the expected future financial performance of Reorganized Federal-Mogul and its subsidiaries after the Effective Date. Nevertheless, the Projections should not be regarded as a representation, guaranty or other assurance by the Debtors or the other Plan Proponents, Reorganized Federal-Mogul or any other person that the Projections will be achieved and holders are therefore cautioned not to place undue reliance on the projected financial information contained in this Disclosure Statement.

B.	Risk Factors.

1.	Assumptions Regarding Value of the Debtors’ Assets.

It has been generally assumed in the preparation of the Projections that the historical book value of the Debtors’ assets approximates those assets’ fair value, except for specific adjustments. For financial reporting purposes, the fair value of the Debtors’ assets must be determined as of the Effective Date. This determination will be based on an independent valuation. Although the Debtors do not presently expect this valuation to result in values that are materially greater or less than the values assumed in the preparation of the Projections, Federal-Mogul can make no assurances with respect thereto.

2.	Non-Comparability of Historical Financial Information.

As a result of the consummation of the Plan and the transactions contemplated thereby, the financial condition and results of operations of Reorganized Federal-Mogul from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.

3.	Market and Business Risks.

In the normal course of business, the Debtors are subject to the following types of risks and variables, which the Debtors anticipate may materially affect their business performance following the Effective Date:

•	The Debtors’ ability to generate cost savings and manufacturing and operational efficiencies sufficient to achieve the financial performance set forth in the Projections, including, but not limited to, initiatives to offset or exceed contractually or competitively required price reductions, to obtain new business and to generate and manage working capital consistent with the Projections and the underlying assumptions thereto.

•	Legal actions and claims of undetermined merit and amount involving, among other things, product liability, warranty, recalls of products manufactured or sold by the Debtors and environmental and safety issues involving the Debtors’ products or facilities;

•	Variations in the financial or operational condition of the Debtors’ significant customers, particularly original equipment manufacturers of commercial and personal vehicles;

•	Material shortages, transportation systems delays or other difficulties in markets where the Debtors purchase supplies for the manufacturing of their products;

•	Significant work stoppages, disputes or any other difficulties in labor markets where the Debtors obtain materials necessary for the manufacturing of their products or where their products are manufactured, distributed or sold;

•	Increased development of fuel cells, hybrid-electric or other non-combustion engine technologies that may represent competitive alternatives to the Debtors’ products;

•	The Debtors’ ability to obtain cash adequate to fund their needs, including the borrowings available under the Exit Facilities;

•	New or expanded litigation activity regarding alleged asbestos claims against subsidiaries of the Company not included in either the U.S. Chapter 11 or the U.K. Administration proceedings (the risk of which will be mitigated by Section 4.11 of the Plan, pursuant to which the Trust provides a partial indemnity in favor of the Reorganized Debtors and their non-Debtor Affiliates against such claims).

•	Fluctuations in the global securities markets which directly impact the funding payments required by, and the valuation of assets supporting, the Debtors’ pension plans;

•	Various worldwide economic and political factors, changes in economic conditions, currency fluctuations and devaluations, credit risks in emerging markets or political instability in foreign countries where the Debtors and the Affiliates have significant manufacturing operations or suppliers;

•	Physical damage to or loss of significant manufacturing or distribution property, plant and equipment due to fire, weather or other factors beyond the Debtors’ control;

•	Legislative activities of governments, agencies and similar organizations, both in the United States and in foreign countries, that may affect the operations of the Debtors and their Affiliates;

•	The Debtors’ ability to comply with government regulations, including public market disclosure requirements such as those contained within the Sarbanes-Oxley Act; and

•	Possible terrorist attacks or acts of aggression or war, which could exacerbate other risks such as slowed vehicle production or interruptions in the transportation system.

In the normal course of business, the Debtors are also subject to market exposure from changes in foreign exchange rates, interest rates and raw material prices. The Debtors do not hold or issue derivative financial instruments for trading purposes. To manage a portion of these inherent risks, however, the Debtors purchase various derivative financial instruments and commodity futures contracts. Financial losses incurred through the Debtors’ use of such instruments and contracts could have a negative effect on the Debtors’ financial condition.

a.	Foreign Currency Risk

The Debtors are subject to the risk of changes in foreign currency exchange rates due to its global operations. The Debtors manufacture and sell their products in North America, South America, Asia, Europe and Africa. As a result, the Debtors’ financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which the Debtors manufacture and distribute their products. The Debtors’ operating results are primarily exposed to changes in exchange rates between the U.S. dollar and European currencies.

As currency exchange rates change, translation of the statements of operations of the Debtors’ international businesses into United States dollars affects year-over-year comparability of operating results. The Debtors do not generally hedge operating translation risks because cash flows from international operations are generally reinvested locally. Changes in foreign currency exchange rates are generally reported as a component of stockholders’ equity for the Debtors’ foreign subsidiaries reporting in local currencies and as a component of income for their foreign subsidiaries using the U.S. dollar as the functional currency.

As of December 31, 2003, the Debtors’ net current assets (defined as current assets less current liabilities) subject to foreign currency translation risk were $933.2 million. The potential decrease in net current assets from a hypothetical 10% adverse change in quoted foreign currency exchange rates was $93.3 million. The sensitivity analysis presented assumes a parallel shift in foreign currency exchange rates. Exchange rates rarely move in the same direction. This assumption may overstate the impact of changing exchange rates on individual assets and liabilities denominated in a foreign currency.

The Debtors manage certain aspects of their foreign currency activities and larger transactions through the use of foreign currency options or forward contracts. The Debtors generally try to utilize natural hedges within their foreign currency activities, including the matching of revenues and costs. The Debtors had two contracts outstanding with a combined notional value of $10.4 million at December 31, 2003.

b.	Interest Rate Risk

The current capital structure of the Federal-Mogul entities contains certain variable interest rate debt, particularly the debt governed by the Bank Credit Agreement, which is sensitive to changes in the overall level of global market interest rates. Once the Reorganization Cases are concluded, the Debtors’ variable interest rate debt, and consequently their total variable interest expense, will be subject to periodic market-based adjustment in accordance with the terms of the relevant post-confirmation credit agreements. Moreover, if the Plan is confirmed, the Reorganized Debtors’ capital structure will be more sensitive to interest rate movement than it was prior to the Petition Date since the Note Debt, which constituted more than $2.1 billion of fixed rate debt in the prepetition capital structure, is all being converted into equity in the Reorganized Debtors, leaving the variable rate Bank Credit Agreement as the principal debt component of the Reorganized Debtors’ capital structure. To address this increased sensitivity to market interest rate fluctuations, the Reorganized Debtors may choose to enter into interest rate hedging transactions.

c.	Commodity Price Risk

The Federal-Mogul Entities are dependent upon the supply of certain raw materials in the production process that are exposed to price fluctuations on the open market. The Federal-Mogul Entities use swaps and forward contracts to hedge against the changes in certain specific commodity prices of the purchase commitments outstanding. The principal raw materials hedged include natural gas, copper, lead, nickel, lead, high-grade aluminum and aluminum alloy. At December 31, 2003, the Federal-Mogul Entities had two forward contracts outstanding with a combined notional value of $9.2 million.

4.	Ability to Attract and Retain Employees.

Among the Debtors’ most valuable assets are their highly skilled professionals who have the ability to leave the Debtors and so deprive the Debtors of valuable skills and knowledge that contribute substantially to their business operations. Although the Debtors have taken steps to retain their key personnel through the pendency of the Reorganization Cases, the Debtors cannot assure you that they will ultimately be able to do so and, if not, that they will be able to replace such personnel with comparable personnel. In addition, the Debtors cannot assure you that such key personnel will not leave after consummation of the Plan and emergence from Chapter 11. Further attrition may hinder the Debtors’ ability to operate efficiently, which could have a material adverse effect on their results of operations and financial condition.

5.	Government Regulation.

The Debtors are subject to various foreign, federal, state and local laws and regulations that affect the conduct of their operations. The Debtors cannot assure you that compliance with these laws and regulations or the adoption of modified or additional laws and regulations will not require large expenditures by the Debtors or otherwise have a significant effect on the Debtors’ financial condition or results of operations. A change in the tax laws of the United States or the United Kingdom could materially affect the consequences of the Plan as described herein to the Debtors and the holders of Claims and Equity Interests. See Article XIII, entitled “Certain Tax Consequences of the Plan.”

6.	Post-Petition Interest Expense.

As of December 31, 2003, Federal-Mogul has taken federal income tax deductions attributable to interest accrued on Noteholder Claims following the Petition Date (“Post-Petition Interest”) totaling approximately $421 million. Federal-Mogul has been able to benefit from these deductions by carrying back losses to prior taxable years and obtaining federal tax refunds totaling approximately $9.3 million. Federal-Mogul intends to continue its practice of deducting Post-Petition Interest and anticipates obtaining additional tax benefits in the future. Federal-Mogul believes that its deduction of Post-Petition Interest is supported by existing authorities, including a recent holding of the Bankruptcy Court for the Eastern District of Michigan, which is the most recent authority regarding Post-Petition Interest. However, it is not clear whether the IRS will agree with Federal-Mogul’s position. The IRS has notified Federal-Mogul that one of the items the IRS will be reviewing in connection with its audit of Federal-Mogul’s 2001 taxable year is how Federal-Mogul handled interest for post-petition periods. If the IRS were to challenge successfully Federal-Mogul’s practice of deducting Post-Petition Interest, Federal-Mogul would be required to pay back the refunds noted above plus interest. The Plan provides that the Bankruptcy Court will retain jurisdiction over any dispute with a taxing authority involving Federal-Mogul’s deduction of Post-Petition Interest.

C.	Certain Bankruptcy Considerations.

1.	Failure to Confirm the Plan.

Section 1129 of the Bankruptcy Code requires, among other things, a showing that confirmation of the plan will not be followed by liquidation or the need for further financial reorganization of the Debtors, and that the value of distributions to dissenting holders of Claims and Equity Interests may not be less than the value such holders would receive if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. Although the Debtors believe that the Plan will meet these tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

The Bankruptcy Code also requires that a plan must provide the same treatment for each Claim or Equity Interest in a particular class, unless a holder agrees to a less favorable treatment of its particular Claim or Equity Interest. The Debtors believe that they have complied with the requirements of the Bankruptcy Code by their classification and treatment of various holders of Claims and Equity Interests under the Plan. However, if a member of a Class objects to its treatment, or if the Bankruptcy Court finds that the Plan does not comply with the requirements of the Bankruptcy Code, confirmation of the Plan could be delayed or prevented. In addition, each class of impaired Claims and Equity Interests that will (or may) be entitled to receive property under the Plan will have the opportunity to vote to accept or reject the Plan. If an impaired Class of Claims or Equity Interests rejects the Plan, the Debtors may request confirmation of the Plan pursuant to the “cramdown” provisions of the Bankruptcy Code. Even if the requirements for “cramdown” are met, the Bankruptcy Court, which, as a court of equity, may exercise substantial discretion, may choose not to confirm the Plan. See “Requirements for Confirmation of the Plan.”

2.	Failure To Consummate The Plan.

Consummation of the Plan is conditioned upon, among other things, entry of the Confirmation Order and the negotiation and execution of certain definitive agreements. As of the date of this Disclosure Statement, there can be no assurance that any or all of the foregoing conditions will be met (or waived) or that the other conditions to consummation, if any, will be satisfied. Accordingly, even if the Bankruptcy Court confirms the Plan, there can be no assurance that the Plan will be consummated. If a liquidation or protracted reorganization were to occur, there is a substantial risk that the value of the Debtors’ enterprise would be substantially eroded to the detriment of all stakeholders.

3.	Non-Occurrence of the Effective Date.

The Plan provides that there are several conditions precedent to the occurrence of the Effective Date. The Plan Proponents cannot assure you as to the timing of the Effective Date. Additionally, if the conditions precedent to the Effective Date are not satisfied or waived, the Bankruptcy Court may vacate the Confirmation Order. In that event, the Plan would be deemed null and void and the Plan Proponents may propose or solicit votes on an alternative reorganization plan that may not be as favorable to parties in interest as the Plan.

D.	Factors Affecting the Value of Securities to be Issued Under the Plan.

1.	No Established Market for Reorganized Federal-Mogul Common Stock; Volatility Is Possible.

No established market will exist for the Reorganized Federal-Mogul Class A Common Stock on the Effective Date, and there can be no assurance that the Reorganized Debtors will be successful in their efforts to obtain a listing for the Reorganized Federal-Mogul Class A Common Stock on a national securities exchange or automated interdealer quotation system. Moreover, there can be no assurance as to the degree of price volatility in any market for the Reorganized Federal-Mogul Class A Common Stock that does develop. Also, the Reorganized Federal-Mogul Class A Common Stock will be issued pursuant to the Plan to holders of Noteholder Claims, and some of these holders may prefer to liquidate their investment rather than to hold it on a long-term basis. Finally, the Trust will receive a substantial number of shares of Reorganized Federal-Mogul Class B Common Stock, which are convertible into an equal number of shares of Reorganized Federal-Mogul Class A Common Stock and which may be sold to satisfy the funding obligations of the Trust under the Plan. Accordingly, it is anticipated that the market for the Reorganized Federal-Mogul Class A Common Stock may be volatile.

The valuation of Reorganized Federal-Mogul Class A Common Stock contained in this Disclosure Statement is not an estimate of the prices at which the Reorganized Federal-Mogul Class A Common Stock may trade in the market, and the Debtors have not attempted to make any such estimate in connection with the development of the Plan. In addition, the market price of the Reorganized Federal-Mogul Class A Common Stock may be subject to significant fluctuations in response to numerous factors, including variations in Reorganized Federal-Mogul’s consolidated annual or quarterly financial results or those of its competitors, changes by financial analysts in their estimates of the future earnings of Reorganized Federal-Mogul, conditions in the markets for bank, bond or equity financing, the economy in general or in the manufacturing industry in particular or unfavorable publicity. The stock market also has, from time to time, experienced significant price and volume fluctuations that have been unrelated to the operating performance of companies with publicly-traded securities. No assurance can be given as to the market prices for Reorganized Federal-Mogul Class A Common Stock that will prevail following the Effective Date.

2.	Dividends Are Not Anticipated; Payment of Dividends Is Subject to Restriction.

Reorganized Federal-Mogul does not anticipate paying any dividends on the Reorganized Federal-Mogul Common Stock in the foreseeable future. In addition, covenants in certain debt instruments to which Reorganized Federal-Mogul will be a party may restrict the ability of Reorganized Federal-Mogul to pay dividends and make certain other payments. Further, such restrictions on dividends may have an adverse impact on the market demand for Reorganized Federal-Mogul Class A Common Stock as certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Reorganized Federal-Mogul Class A Common Stock.

E.	Position of the Administrators on the Plan

The Administrators believe that a consensual reorganization of the U.K. Debtors would be likely to deliver the best results for creditors of the U.K. Debtors and other interested parties. As noted above in Section I.E of this Disclosure Statement, the Administrators are the only persons with authority to recommend and propose Schemes of Arrangement and/or Voluntary Arrangements in the pending U.K. administration proceedings. At this time, the Administrators have not agreed to recommend Schemes of Arrangement and Voluntary Arrangements that parallel the terms of the Plan because they are concerned that the Plan will not yield creditors of the U.K. Debtors a greater return on their Claims than they would receive on a structured disposal of the U.K. assets and businesses over a period of time and because they are concerned that creditors of the U.K. Debtors will not receive adequate dividends on account of their Claims against the U.K. Debtors. As a result, at this time, for the reasons set forth below, the Administrators believe that, absent a revision to the Plan delivering a better return to creditors of the U.K. Debtors, it may be in the best interests of creditors of the U.K. Debtors to liquidate certain or all of the assets and businesses of the U.K. Debtors and distribute the proceeds to creditors in satisfaction of their Claims. The Plan Proponents strongly disagree with the Administrators and believe (but the Administrators disagree) that the reorganization contemplated by the Plan is in the best interests of all creditors, including creditors of the U.K. Debtors. Indeed, the Plan Proponents believe that any liquidation of the U.K. Debtors would result in the loss of thousands of jobs and substantially lesser distributions to creditors of the U.K. Debtors.

In an attempt to resolve these differences, the Administrators have agreed to undertake, and currently are engaged in, further review and analysis on several issues including, without limitation, the following: (a) the proposed enterprise value of the Reorganized Debtors and hence the value of the proposed distribution of Reorganized Federal-Mogul Class B Common Stock for the benefit of certain creditors of the U.K. Debtors; (b) the Asbestos Claimants Committee’s estimation of Asbestos Personal Injury Claims and Demands against the U.K. Debtors; and (c) the value of the businesses and assets of certain of the U.K. Debtors. In connection therewith, the Administrators have retained and are in consultation with several independent specialists, including, without limitation, numerous financial, actuarial and legal advisors. The Plan Proponents believe that the Administrators have had sufficient time to conduct any such review and analysis regarding the Debtors and the Plan as these cases have been pending for more than two and half years. The Administrators insist, however, that such additional review and analysis is necessary in order for them to complete a final and definitive view of the Plan.

1 .	Specific Concerns Relating to the Plan

The Administrators have advised the Plan Proponents that they have the following specific concerns relating to the Plan.

The Administrators are concerned that the central deal described in Section V.U. of this Disclosure Statement gives too much of the Reorganized Federal-Mogul Common Stock to the holders of Noteholder Claims and not enough to the holders of Asbestos Personal Injury Claims and, as a consequence thereof, delivers too high of a dividend to the holders of Unsecured Claims against the U.S. Debtors and too low of a dividend to the holders of Unsecured Claims against the U.K. Debtors. Specifically, the Administrators have advised the Plan Proponents that they are concerned that that the Plan provides greater distributions to the holders of Class D Noteholder Claims, Class H Unsecured Claims and Class J Asbestos Personal Injury Claims against the U.S. Debtors than the holders of similar Claims against the U.K. Debtors given the information appearing from the Liquidation Analysis. In the opinion of the Plan Proponents, all of these distributions differ, however, for a number of reasons, including, without limitation, the following: (a) the Asbestos Personal Injury Claims and Demands against the U.K. Debtors relative to the value of the assets of such U.K. Debtors are significantly greater that the Asbestos Personal Injury Claims and Demands against the U.S. Debtors relative to the value of the assets of such U.S. Debtors; (b) the Asbestos Personal Injury Claims and Demands against the U.S. Debtors are more adequately covered by applicable insurance; and (c) the assets of the U.S. Debtors are more valuable than the assets of the U.K. Debtors. The Administrators are also concerned about the allocation and distribution of the Reorganized Federal-Mogul Common Stock among the holders of Noteholder Claims and Asbestos Personal Injury Claims. Again, however, these distributions merely reflect the nature and extent of the assets and liabilities of the Debtors against whom these Claims are asserted and the deal as negotiated among the holders of Noteholder Claims and Asbestos Personal Injury Claims (as described more fully in Section V.U of the Disclosure Statement).

Additionally, as noted above, the Administrators also contend that they cannot yet conclude, based on their current information, that the reorganization contemplated by the Plan is better for creditors of the U.K. Debtors than a “controlled realisation” of all of some of the U.K. Debtors. Specifically, the Administrators believe that they may be able to achieve greater distributions for creditors of the U.K. Debtors by not reorganizing, but instead through a sale or other liquidation of the U.K. Debtors. The reasons given by the Administrators to the Plan Proponents for these concerns, conclusions and beliefs include the following: (i) the Plan is based on unproven asset values and, as a result, the value of the Reorganized Federal-Mogul Common Stock to be distributed to certain creditors of the U.K. Debtors is allegedly speculative and uncertain; (ii) the liquidation of T&N Limited would enable faster and more certain distributions to holders of Asbestos Personal Injury Claims against T&N Limited because of the Cash on hand at T&N Limited and (iii) the Administrators would be more successful in seeking the reduction and/or disallowance of Asbestos Personal Injury Claims (specifically Asbestos Personal Injury Claims held by U.S. claimants) by subjecting them to an alleged “rigorous” claims adjudication process in the United Kingdom.

The Plan Proponents strongly disagree with all of the foregoing concerns, conclusions and beliefs. First, the asset values are neither unproven nor speculative. Each of the Plan Proponents have employed experienced and sophisticated financial advisors in connection with the preparation of the valuation and liquidation analyses discussed, referenced and/or attached to this Disclosure Statement. As set forth elsewhere in this Disclosure Statement, moreover, the Plan Proponents all believe that the value of the portion of the Reorganized Federal-Mogul Common Stock to be distributed to the Trust on account of holders of Asbestos Personal Injury Claims is approximately $800 million and that this amount is far greater than any distribution that could be achieved in any liquidation of the U.K. Debtors conducted by the Administrators. The Plan Proponents also strongly believe that the Administrators are over-estimating the liquidation value of the assets and businesses of the U.K. Debtors and greatly under-estimating the costs of any such liquidation process (including, without limitation, the costs associated with liquidating hundreds of thousands of contested Asbestos Personal Injury Claims). Finally, the Plan Proponents do not believe that the Administrators could timely and successfully liquidate and process all of the Asbestos Personal Injury Claims in the United Kingdom. The Plan Proponents, moreover, also believe that the proceeds of any liquidation would be greatly reduced and depleted by the costs and expenses of liquidating hundreds of thousands of contested Asbestos Personal Injury Claims. In sum, the Plan Proponents believe that any sale or other liquidation conducted by the Administrators would result in materially lower and more uncertain distributions to creditors of the U.K. Debtors. The Plan Proponents have communicated these views to the Administrators and have urged them to consider these views in connection with their further due diligence and analysis.

As a final matter, the Administrators have also advised the Plan Proponents that they do not agree with the Asbestos Personal Injury Trust Distribution Procedures attached to the Plan. Specifically, the Administrators believe that the Asbestos Personal Injury Trust Distribution Procedures treat U.K. asbestos creditors unfairly. The Plan Proponents disagree and assert that the Asbestos Personal Injury Trust Distribution Procedures treat all holders consistent with applicable tort system values.

2.	The Proposed Course of Action for the Administrators

The Administrators have advised the Plan Proponents that they intend to complete their additional review and analysis as quickly as possible. If, upon the completion of that work, the concerns of the Administrators as articulated above are not resolved, the Administrators have advised the Plan Proponents that they will seek directions from the U.K. Court on whether it would be appropriate for them to propose Schemes of Arrangement and/or Voluntary Arrangements under such circumstances. If, on the other hand, the concerns of the Administrators are resolved following the completion of such work, then the Administrators have advised the Plan Proponents that they would work with the Plan Proponents with a view towards proposing Schemes of Arrangement and Voluntary Arrangements that parallel the Plan.

The Administrators have also advised the Plan Proponents that they think it will be necessary (assuming an agreement is ultimately reached among the Administrators and Plan Proponents) to seek directions from the U.K. Court at an appropriate stage in relation to various procedural matters concerning the presentation of Schemes of Arrangement and/or Voluntary Arrangements.

3.	The Response of the Administrators to Sections 6.6, 8.1 and 8.16 of the Plan

The Administrators have advised the Plan Proponents that upon receipt of any request to convene meetings of creditors, as well as the passage of any resolutions in connection therewith to either direct the Administrators to file Schemes of Arrangement and Voluntary Arrangements and/or to seek the discharge of the U.K. administration proceedings, pursuant to Section 6.6 of the Plan, the Administrators would seek directions from the U.K. Court on whether to proceed in accordance with any such requests, directions and/or resolutions. At such time, the Administrators would make their views as to the Plan known to the U.K. Court. The Administrators further believe that it is uncertain whether the U.K. Court would require the Administrators to carry out any such resolutions. The Administrators also assert that a U.K. Court might refuse to approve the Plan with respect to the U.K. Debtors as a matter of comity as set forth in Section 8.1.1 of the Plan. Notwithstanding the foregoing, however, the Plan Proponents believe that the U.K. Court will listen to and take into account the votes, directions and resolutions of the creditors. Additionally, in the event that an agreement cannot be reached between the Administrators and the Plan Proponents and if the directions given pursuant to Section 6.6 of the Plan are not effective, Section 8.16.3 of the Plan provides for certain non-consensual marketing procedures that would be used to permit the Confirmation of the Plan and resolution of these Reorganization Cases.

IX.

VOTING PROCEDURES AND REQUIREMENTS

The following section describes in summary fashion the procedures and requirements that have been established for voting on the Plan. Those procedures and requirements establish, among other things, the place to send completed ballots, in the form approved by the Bankruptcy Court in the Voting Procedures Order, used in voting on the Plan (a “Ballot”), together with the deadline for returning completed Ballots for voting on the Plan and the deadline for objecting to the Plan. The Voting Procedures Order, the Voting Procedures, the notice of the Confirmation Hearing, and the instructions attached to your Ballot should be read in connection with this section of this Disclosure Statement as they set forth these procedures and deadlines in detail. If you are a holder of a Claim or Equity Interest who is entitled to vote on the Plan and did not receive a ballot, received a damaged Ballot or lost your Ballot, please call the Voting Agent, The Garden City Group, Inc. at (888) 212-5571, or visit the Federal-Mogul reorganization website at http://www.fmoplan.com.

If you are entitled to vote on the Plan, a form of Ballot appropriate for your Claim has been included in the Solicitation Package with this Disclosure Statement. If you are entitled to vote on the Plan for one of the U.K. Debtors, your Ballot also affords you the opportunity to determine whether to direct the Administrators to summon meetings of creditors pursuant to Section 17(3) of the IA 1986 for the purposes of considering and voting on the following resolutions (the “Resolutions”):

•	that the Administrators propose Schemes of Arrangement and/or Voluntary Arrangements substantially similar to the forms attached to the Disclosure Statement and take all necessary steps to summon meetings of creditors and members to consider and vote on such Schemes of Arrangement and/or Voluntary Arrangements; or apply to the U.K. Court for discharge of the U.K. administration orders and give the Plan Proponents fourteen (14) days’ notice of such application; and

•	that the expenses of summoning and holding any such meetings of creditors are to be payable out of the estates of the U.K. Debtors as an expense of the administration proceedings.

In addition, the holders of Claims against the U.K. Debtors will also vote on whether to appoint Joseph F. Rice or, in the alternative, Steven Kazan, to be the agent and proxy holder of such holders of Claims at the meetings of creditors or at any adjournment of those meetings to vote in favor of the Resolutions or any modifications with respect thereto that the agent and proxy holder deems appropriate. The Plan Proponents shall also be authorized, as agents of the holders of Claims voting in favor of making the demand set forth above, to take all steps that the Plan Proponents consider necessary or desirable in order to facilitate the Consensual Marketing Procedures, including, without limitation, issuing proceedings and/or making applications to the U.K. Court.

Holders of Claims against the U.K. Debtors that vote to accept the Plan will also vote in favor of summoning meetings of creditors of the U.K. Debtors, the Resolutions, and the other matters set forth above. Holders of Claims against the U.K. Debtors that vote to reject the Plan will also vote against summoning meetings of creditors of the U.K. Debtors, the Resolutions, and the other matters set forth above.

The Plan Proponents have prepared, and the Bankruptcy Court has approved, detailed procedures governing the solicitation and return of Ballots (the “Voting Procedures”). You should refer to the Voting Procedures sent with this Disclosure Statement to determine precisely those procedures that apply with respect to the return of your Ballot.

A.	Voting Deadline.

TO BE CONSIDERED FOR PURPOSES OF ACCEPTING OR REJECTING THE PLAN, ALL BALLOTS MUST BE RECEIVED BY THE VOTING AGENT NO LATER THAN THE VOTING DEADLINE OF 4:00 P.M. PREVAILING EASTERN TIME (9:00 P.M. LONDON TIME) ON NOVEMBER 3, 2004 (THE “VOTING DEADLINE”). ONLY THOSE BALLOTS ACTUALLY RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE WILL BE COUNTED AS EITHER ACCEPTING OR REJECTING THE PLAN.

B.	Holders of Claims and Equity Interests Entitled to Vote.

Under Section 1124 of the Bankruptcy Code, a class of claims or equity interests is deemed to be “impaired” under a plan unless (1) the plan leaves unaltered the legal, equitable and contractual rights to which such claim or equity interest entitles the holder thereof or (2) notwithstanding any legal right to an accelerated payment of such claim or equity interest, the plan (a) cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy), (b) reinstates the maturity of such claim or equity interest as it existed before the default, (c) compensates the holder of such claim or equity interest for any damages from such holder’s reasonable reliance on such legal right to an accelerated payment and (d) does not otherwise alter the legal, equitable or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

Holders of claims and equity interests in impaired classes are generally entitled to vote to accept or reject a plan. However, if the holder of an impaired claim or equity interest will not receive any distribution under the plan in respect of such claim or equity interest, the Bankruptcy Code deems such holder to have rejected the plan and provides that the holder of such claim or equity interest is not entitled to vote. If the claim or equity interest is not impaired, the Bankruptcy Code conclusively presumes that the holder of such claim or equity interest has accepted the plan and provides that the holder is not entitled to vote.

Exhibit B to this Disclosure Statement sets forth those Classes of Claims and Equity Interests that are not impaired by the Plan. Holders of Claims and Equity Interests in such Classes are accordingly not entitled to vote on the Plan. Exhibit C to this Disclosure Statement sets forth those Classes of Claims and Equity Interests that are impaired by the Plan. Holders of Claims and Equity Interests in such Classes are entitled to vote on the Plan in all cases save the holders of Claims in Class 2N (Subordinated Securities Claims against FMPRI) and Equity Interests in Class 2P (Equity Interests in FMPRI), which Claims and Equity Interests are to receive no distributions under the Plan and accordingly are conclusively presumed to reject the Plan.

If the Debtors have objected to a Claim seeking to expunge such Claim prior to June 11, 2004, the holder of such Claim will not be entitled to vote on the Plan on account of such Claim, unless such holder files a motion to have such Claim temporarily Allowed for voting purposes on or before August 11, 2004.

C.	Vote Required for Acceptance by a Class.

1.	Class of Claims.

A Class of Claims shall have accepted the Plan if it is accepted by at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the Allowed Claims in such Class that have voted on the Plan in accordance with the Voting Procedures Order.

2.	Class of Equity Interests.

A Class of Interests shall have accepted the Plan if it is accepted by at least two-thirds (2/3) in amount of the Allowed Interests in such Class that have voted on the Plan in accordance with the Voting Procedures Order.

3.	Class of Asbestos Personal Injury Claims.

Pursuant to Section 524(g)(2)(B)(ii)(IV)(bb) of the Bankruptcy Code a Class of Asbestos Personal Injury Claims shall have accepted the Plan only if the holders of at least 75 percent of the Allowed Claims actually voting in such Classes have voted to accept the Plan in accordance with the Voting Procedures Order.

D.	Voting Procedures.

1.	Ballots.

All votes to accept or reject the Plan with respect to any Class of Claims or Equity Interests must be cast by properly submitting the duly completed and executed form of Ballot designated for such Class. Holders of impaired Claims and

Equity Interests voting on the Plan should complete and sign the Ballot in accordance with the instructions thereon, being sure to check the appropriate box entitled “Accept the Plan” or “Reject the Plan.” For holders of Claims against the U.K. Debtors, the Ballots will also be used to vote in favor of directing the Administrators to hold a meeting of creditors within the time specified by the IR 1986 and to grant a proxy in favor of the Resolutions to be proposed at that meeting.

Holders of Claims against the U.K. Debtors must vote in favor of the Plan and the Resolutions or against the Plan and the Resolutions, and may not split their vote. All holders of Claims and Equity Interests must vote the full amount of their Claims or Equity Interests to accept or reject the Plan, and may not split their vote in amount.

Ballots must be delivered to the Voting Agent, at its address set forth above, and received by the Voting Deadline. THE METHOD OF SUCH DELIVERY IS AT THE ELECTION AND RISK OF THE VOTER. If such delivery is by mail, it is recommended that voters use an air courier with a guaranteed next day delivery or registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

In most cases, each Ballot enclosed with this Disclosure Statement has been encoded with the amount of the Allowed Claim for voting purposes (if the Claim is a contested Claim, this amount may not be the amount ultimately allowed for purposes of Distribution) and the Class into which the Claim has been placed under the Plan.

If you are entitled to vote and you did not receive a Ballot, received a damaged Ballot or lost your Ballot, please contact the Voting Agent in the manner set forth in this Disclosure Statement.

A vote on the Plan may be disregarded if the Bankruptcy Court determines, pursuant to Section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. The Voting Procedures Order also sets forth assumptions and procedures for tabulating ballots that are not completed fully or correctly.

2.	Withdrawal or Change of Votes on the Plan.

A Ballot may be withdrawn by delivering a written notice of withdrawal to the Voting Agent, so that the Voting Agent receives the notice prior to the voting deadline. Thereafter, withdrawal may be effected only with the approval of the Bankruptcy Court.

In order to be valid, a notice of withdrawal must (a) specify the name of the holder who submitted the ballot to be withdrawn, (b) contain a description of the Claim(s) or Equity Interest(s) to which it relates and (c) be signed by the holder in the same manner as on the ballot. The Plan Proponents expressly reserve the right to contest the validity of any such withdrawals of votes on the Plan.

Any holder who has submitted to the Voting Agent prior to the voting deadline a properly completed Ballot may change its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent properly completed Ballot for acceptance or rejection of the Plan. If more than one timely, properly completed Ballot is received with respect to the same Claim or Equity Interest, the Ballot that will be counted for purposes of determining whether sufficient acceptances required to confirm the Plan have been received will be the Ballot that the Voting Agent determines was the last to be received.

X.

CONFIRMATION OF THE PLAN

Under the Bankruptcy Code, the following steps must be taken to confirm the Plan.

A.	Confirmation Hearing.

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of a plan. By order of the Bankruptcy Court, the Confirmation Hearing has been scheduled for December 9, 2004, at 10:00 a.m. (prevailing Eastern Time), at the Clarkson S. Fisher U.S. Courthouse, 402 East State Street, Courtroom 4, Trenton, New Jersey 08608. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement made at the Confirmation Hearing or any adjournment thereof.

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan. Any objection to confirmation of the Plan must be in writing, conform to the Federal Rules of Bankruptcy Procedure and the Local Rules of the Bankruptcy Court, set forth the name of the objector, the nature and amount of the Claim or Interest held or asserted by the objector against the Debtors’ estates or property, the basis for the objection and the specific grounds therefor. The objection, together with proof of service thereof, must then be filed with the Bankruptcy Court, with a copy to chambers, and served upon Bankruptcy Counsel to the Debtors so as to be received no later than 4:00 p.m. (prevailing Eastern Time), on November 3, 2004.

Objections to confirmation of the Plan are governed by Rule 9014 of the Bankruptcy Rules. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY AND PROPERLY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

B.	Requirements for Confirmation of the Plan.

At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of Section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation are that the Plan (i) is accepted by all impaired Classes of Claims and Equity Interests or, if rejected by an impaired Class, that the Plan “does not discriminate unfairly” and is “fair and equitable” as to such Class, (ii) is feasible and (iii) is in the “best interests” of holders of Claims and Equity Interests impaired under the Plan.

1.	Acceptance.

Claims and Equity Interests set forth in Exhibit C of this Disclosure Statement are impaired under the Plan, and, therefore, must accept the Plan in order for it to be confirmed without application of the “fair and equitable test,” described below, to such Classes. There are impaired Classes of Claims and Equity Interests with respect to each of the Debtors. As stated above, impaired Classes of Claims and Equity Interests will have accepted the Plan if the Plan is accepted by at least two-thirds in dollar amount and a majority in number of the Claims or Equity Interests (as applicable) of each such Class (other than any Claims of creditors designated under Section 1126(e) of the Bankruptcy Code) that have voted to accept or reject the Plan.

Except for Class 2N Subordinated Securities Claims and Class 2P Equity Interests, the Claims and Equity Interests set forth in Exhibit C of this Disclosure Statement are impaired under, and the holders of such Claims and Equity Interests are entitled to vote on, the Plan. The holders of Claims and Equity Interests set forth on Exhibit C (except Classes 2N and 2P) must therefore accept the Plan in order for it to be confirmed without application of the “fair and equitable test,” described below, to such Classes. As stated above, Classes of Claims and Equity Interests will have accepted the Plan if the Plan is accepted by at least two-thirds in amount of the Allowed Interests in such Class (other than the votes of any holders of Equity Interests designated under Section 1126(e) of the Bankruptcy Code) that have voted to accept or reject the Plan.

Classes 2N (Subordinated Securities Claims against Federal-Mogul Piston Rings, Inc.) and 2P (Equity Interests in Federal-Mogul Piston Rings, Inc.) are impaired and the holders of such Claims and Equity Interests (as applicable) will not receive or retain any property under the Plan. Accordingly, Classes 2N and 2P are deemed not to have accepted the Plan and confirmation of the Plan will require application of the “fair and equitable test,” described below, to Classes 2N and 2P.

2.	Fair and Equitable Test.

The Plan Proponents will seek to confirm the Plan notwithstanding the non-acceptance or deemed non-acceptance of the Plan by any impaired Class of Claims or Equity Interests. To obtain such confirmation, it must be demonstrated that the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such dissenting impaired Class. A plan does not discriminate unfairly if the legal rights of a dissenting class are treated in a manner consistent with the treatment of other classes whose legal rights are substantially similar to those of the dissenting class and if no class receives more than it is entitled to on account of its claims or interests. The Plan Proponents believe that the Plan satisfies these requirements.

The Bankruptcy Code establishes different “fair and equitable” tests for secured claims, unsecured claims and equity interests, as follows:

a.	Secured Claims.

Either the plan must provide (i) that the holders of such claims retain the liens securing such claims, whether the property subject to such liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of such claims, and each holder of a claim receives deferred cash payments totaling at least the allowed amount of such claim, of a value, as of the effective date of the plan, of at least the value of such holder’s interest in the estate’s interest in such property; (ii) for the sale of any property that is subject to the liens securing such claims, free and clear of such liens, with such liens to attach to the proceeds of such sale; or (iii) for the realization by such holders of the indubitable equivalent of such claims.

b.	Unsecured Claims.

Either (i) each holder of an impaired unsecured claim receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

c.	Equity Interests.

Either (i) each interest holder will receive or retain under the plan property of a value equal to the greater of (x) the fixed liquidation preference or redemption price, if any, of such stock or (y) the value of the stock or (ii) the holders of interests that are junior to that interest holder will not receive any property under the Plan.

THE DEBTORS BELIEVE THAT THE PLAN MAY BE CONFIRMED ON A NONCONSENSUAL BASIS (PROVIDED AT LEAST ONE IMPAIRED CLASS OF CLAIMS VOTES TO ACCEPT THE PLAN). ACCORDINGLY, THE DEBTORS WILL DEMONSTRATE AT THE CONFIRMATION HEARING THAT THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(b) OF THE BANKRUPTCY CODE AS TO ANY NON-ACCEPTING CLASS.

3.	Feasibility.

The Bankruptcy Code also requires as a condition to confirmation of a plan of reorganization that the confirmation of the plan is not likely to be followed by liquidation or the need for further financial reorganization of the debtor. For purposes of determining whether the Plan meets this requirement, the financial advisors of each of the Plan Proponents have analyzed the Debtors’ ability to meet their obligations under the Plan. As part of that analysis, Federal-Mogul Corporation has prepared consolidated projected financial results for each of the years ending December 31, 2004 through 2007. These financial projections, and the assumptions on which they are based, are included in the Projections annexed hereto as Exhibit G. Based upon the Projections, the Plan Proponents believe that the Reorganized Debtors will be able to make all payments required pursuant to the Plan, and therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization. The Plan Proponents also believe that Reorganized Federal-Mogul Corporation will be able to repay or refinance any and all of the indebtedness under the Plan at or prior to the maturity of such indebtedness.

The Projections consist of the following:

•	Projected Consolidated Balance Sheets of Reorganized Federal-Mogul as of December 31, 2004 (which reflects the projected accounting effects of consummation of the Plan and the application of “fresh start” accounting principles) and at December 31 for each of the years from 2005 though 2007.

•	Projected Consolidated Statements of Income of Reorganized Federal-Mogul for each of the years ending December 31, 2004 through 2007.

•	Projected Consolidated Statements of Cash Flow of Reorganized Federal-Mogul for each of the years ending December 31, 2004 through 2007.

The Projections are based upon the assumption that the Plan will be confirmed, and for projection purposes, that the Effective Date and the initial distributions take place as of December 31, 2004. Although the Projections are based upon a December 2004 Effective Date, the Plan Proponents believe that an actual Effective Date as late as January 31, 2005 would not have any material adverse effect on the Projections.

Federal-Mogul Corporation has prepared the Projections based upon certain assumptions that it believes to be reasonable under the current circumstances. Those assumptions considered to be significant are described in the notes which are part of the Projections. The Projections have not been examined or compiled by independent accountants. Many of the assumptions on which the Projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize, and unanticipated events and circumstances may affect the actual financial results. Therefore the actual results achieved throughout the period covered by the Projections may vary from the projected results, and the variations may be material. All holders of Claims and Interests that are entitled to vote to accept to reject the Plan are urged to examine carefully all of the assumptions on which the Projections are based in evaluating the Plan.

4.	“Best Interests” Test.

The “Best Interests Test” under Section 1129 of the Bankruptcy Code requires as a condition to confirmation of a plan of reorganization that each holder of impaired claims or impaired interests receive property with a value not less than the amount such holder would receive in a Chapter 7 liquidation. As indicated above, the Plan Proponents believe that under the Plan, holders of impaired Claims and impaired Equity Interests will receive property with a value equal to or in excess of the value such holders would receive in a liquidation of the Debtors under Chapter 7 of the Bankruptcy Code. The Chapter 7 liquidation analysis set forth below demonstrates that the Plan satisfies the requirements of the “Best Interests Test.”

To estimate potential returns to holders of Claims and Equity Interests in a Chapter 7 liquidation, the Debtors determined, as might a Bankruptcy Court conducting such an analysis, the amount of liquidation proceeds that might be available for distribution (net of liquidation-related costs) and the allocation of such proceeds among the Classes of Claims and Equity Interests based on their relative priority as set forth in the Bankruptcy Code. The Debtors considered many factors and data and have assumed that the liquidation of all assets would be conducted in an orderly manner and, as such, the bids received for the Debtors’ significant assets would be, at most, materially no different from the bids that the Debtors have received from sales and inquiries in recent months. The liquidation proceeds available for distribution to holders of Claims against and Equity Interests in the Debtors would consist of the net proceeds from the disposition of the Debtors’ assets, augmented by any other cash that the Debtors held and generated during the assumed holding period stated in the Plan and after deducting the incremental expenses of operating the business pending disposition.

In general, as to each entity, liquidation proceeds would be allocated in the following priority:

•	first, to the Claims of secured creditors to the extent of the value of their collateral;

•	second, to the costs, fees and expenses of the liquidation, as well as other administrative expenses of the Debtors’ Chapter 7 cases, including tax liabilities;

•	third, to the unpaid Administrative Claims;

•	fourth, to Priority Tax Claims and other Claims entitled to priority in payment under the Bankruptcy Code;

•	fifth, to Unsecured Claims; and

•	sixth, to Equity Interests.

The Debtors’ liquidation costs in a Chapter 7 case would include the compensation of a bankruptcy trustee, as well as compensation of counsel and other professionals retained by such trustee, asset disposition expenses, applicable taxes, litigation costs, Claims arising from the Debtors’ operation during the pendency of the Chapter 7 cases and all unpaid Administrative Claims that are allowed in the Chapter 7 case. The liquidation itself might trigger certain Priority Claims, such as Claims for severance pay, and would likely accelerate Claims or, in the case of taxes, make it likely that the Internal Revenue Service would assert all of its claims as Priority Tax Claims rather than asserting them in due course as is expected to occur under the Reorganization Cases. These Priority Claims would be paid in full out of the net liquidation proceeds, after payment of secured Claims, Chapter 7 costs of administration and other Administrative Claims, and before the balance would be made available to pay Unsecured Claims or to make any distribution in respect of Equity Interests.

The following Chapter 7 liquidation analysis is provided solely to discuss the effects of a hypothetical Chapter 7 liquidation of the Debtors and is subject to the assumptions set forth below. The Debtors cannot assure you that these assumptions would be accepted by a Bankruptcy Court. The Chapter 7 liquidation analysis has not been independently audited or verified.

5.	Liquidation Value of the Debtors.

A liquidation analysis prepared with respect to each of the 49 non-dormant Debtors is attached to this Disclosure Statement as Exhibit J (the “Liquidation Analysis”). This analysis is based upon a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, many of which would be beyond the Debtors’ control. Accordingly, while the analyses contained in the Liquidation Analysis are necessarily presented with numerical specificity, the Debtors cannot assure you that the values assumed would be realized if the Debtors were in fact liquidated, nor can the Debtors assure you that the Bankruptcy Court would accept this analysis or concur with these assumptions in making its determinations under Section 1129(a) of the Bankruptcy Code. ACTUAL LIQUIDATION PROCEEDS COULD BE MATERIALLY LOWER OR HIGHER THAN THE AMOUNTS SET FORTH BELOW. NO REPRESENTATION OR WARRANTY CAN OR IS BEING MADE WITH RESPECT TO THE ACTUAL PROCEEDS THAT COULD BE RECEIVED IN A CHAPTER 7 LIQUIDATION OF THE DEBTORS. THE LIQUIDATION VALUATIONS HAVE BEEN PREPARED SOLELY FOR PURPOSES OF ESTIMATING PROCEEDS AVAILABLE IN A CHAPTER 7 LIQUIDATION OF THE DEBTORS’ ESTATES AND DO NOT REPRESENT VALUES THAT MAY BE APPROPRIATE FOR ANY OTHER PURPOSE. NOTHING CONTAINED IN THESE VALUATIONS IS INTENDED TO OR MAY BE ASSERTED TO CONSTITUTE A CONCESSION OR ADMISSION OF THE DEBTORS FOR ANY OTHER PURPOSE.

The Liquidation Analysis is based upon the Debtors’ balance sheets as of December 31, 2003, and assumes that the actual December 31, 2003 balance sheets are conservative proxies for the balance sheets that would exist at the time the Chapter 7 liquidation would commence.

Under Section 704 of the Bankruptcy Code, a Chapter 7 trustee must, among other duties, collect and convert the property of a debtor’s estate to Cash and close the estate as expeditiously as is compatible with the best interests of the parties-in-interest. Consistent with these requirements, it is assumed for purposes of the Liquidation Analysis that a liquidation of the Debtors would commence under the direction of a Chapter 7 trustee appointed by the Bankruptcy Court and would continue for a period of nine (9) months, during which time all of the Debtors’ major assets would either be sold or conveyed to their respective lien holders, and the Cash proceeds of such sales, net of liquidation-related costs, would then be distributed to the Debtors’ creditors. Although the liquidation of some assets might not require nine months to accomplish, other assets would be more difficult to collect or sell and hence would require a liquidation period substantially longer than nine months. Accordingly, the Debtors believe that one (1) year’s worth of carrying costs for tangible assets is a reasonable estimate of the liquidation costs associated with holding such assets, and have used this assumption for purposes of fashioning the Liquidation Analysis.

As set forth in detail on the attached Liquidation Analysis at Exhibit J, the Plan Proponents believe that the Plan will produce a greater recovery for the holders of Claims and Equity Interests than would be achieved in a Chapter 7 liquidation. Consequently, the Plan Proponents believe that the Plan, which provides for the continuation of the Debtors’ businesses, will provide a substantially greater ultimate return to the holders of Claims and Equity Interests than would a Chapter 7 liquidation. Indeed, and as set forth in Exhibit J, the Plan Proponents believe that holders of Equity Interests in the Debtors could receive no distributions at all under a hypothetical Chapter 7 liquidation.

XI.

PROJECTED FINANCIAL INFORMATION AND REORGANIZATION VALUE

A.	Projected Financial Information.

The Debtors have prepared certain consolidated projected financial results, which are attached to this Disclosure Statement as Exhibit G. The Projections include (A) a pro-forma reorganized balance sheet as of December 31, 2004, including estimated reorganization and fresh-start adjustments; (B) projected balance sheets as of December 31, 2005, 2006 and 2007; (C) projected income statements for the fiscal years ending December 31, 2004, 2005, 2006, and 2007; and (D) projected statements of cash flows for the fiscal years ending December 31, 2004, 2005, 2006 and 2007.

The Debtors prepared the Projections based upon, among other things, the anticipated future financial condition and results of operations of Reorganized Federal-Mogul. The Debtors do not generally publish their business plans and strategies or make external projections of their anticipated financial position or results of operations. Accordingly, after the Effective Date, Reorganized Federal-Mogul does not intend to update or otherwise revise the Projections to reflect circumstances existing since their preparation in March 2004 or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Reorganized Federal-Mogul does not intend to update or revise the Projections to reflect changes in general economic or industry conditions. However, Reorganized Federal-Mogul’s regular quarterly and annual financial statements, and the accompanying discussion and analysis, contained in Reorganized Federal-Mogul’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, will contain disclosure concerning Reorganized Federal-Mogul’s actual financial condition and results of operations during the periods covered by these reports.

THE PROJECTIONS ATTACHED TO THIS DISCLOSURE STATEMENT AS EXHIBIT G WERE NOT PREPARED TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE COMPANY’S INDEPENDENT ACCOUNTANTS HAVE NEITHER EXAMINED NOR COMPILED THE ACCOMPANYING PROJECTIONS AND ACCORDINGLY DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS, ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS. EXCEPT FOR PURPOSES OF THIS DISCLOSURE STATEMENT, THE COMPANY DOES NOT PUBLISH PROJECTIONS OF ITS ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THESE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE OF THIS DISCLOSURE STATEMENT OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY BELIEVES THAT THE PROJECTIONS ARE BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE REASONABLE. THE ESTIMATES AND ASSUMPTIONS MAY NOT BE REALIZED, HOWEVER, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE COMPANY’S CONTROL. NO REPRESENTATIONS CAN BE OR ARE MADE AS TO WHETHER THE ACTUAL RESULTS WILL BE WITHIN THE RANGE SET FORTH IN ITS PROJECTIONS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED, OR MAY BE UNANTICIPATED, AND THEREFORE MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. SEE SECTION VIII, “CERTAIN FACTORS TO BE CONSIDERED.”

B.	Reorganization Value.

Jefferies & Company, Inc. (“Jefferies”), the financial advisor to the Unsecured Creditors Committee, performed an analysis with respect to the reorganization value of Reorganized Federal-Mogul on a going concern basis. The purpose of the reorganization value analysis was to determine the value available to distribute to holders of Claims and Interests pursuant to the Plan and to analyze the relative recoveries to holders of Claims and Interests thereunder. This analysis was based on the

Debtors’ financial projections, as well as current market conditions and statistics. The values are as of an assumed Effective Date of December 31, 2004, and are based upon information available to and analyses undertaken by Jefferies through May 6, 2004. All Plan Proponents believe that Jefferies’ analysis is reasonable and appropriate.

The reorganization value of Reorganized Federal-Mogul was assumed for the purposes of the Plan, based on the analysis by Jefferies, to be between approximately $4.0 billion to $4.4 billion.

In performing its analysis, Jefferies used discounted cash flow, comparable companies trading multiples and comparable transaction multiples methodologies to arrive at the reorganization value of the Debtors’ business. The valuation techniques used by Jefferies reflect both a market-based view of the Debtors’ business plan and operations, as well as a longer-term focus on the intrinsic value of the cash flow projections in the Debtors’ business plan. The discount rates used by Jefferies in its discounted cash flow analysis were based on general capital market conditions and the public market valuation and financial performance of selected companies deemed generally comparable to the Debtors’ operating businesses. In selecting such comparable companies, Jefferies considered factors such as the focus of the comparable companies’ businesses as well as such companies’ current operating performance relative to the Debtors. Given Federal-Mogul’s distinctive product and market segment mix, Jefferies believes that there is no single publicly traded company that is purely comparable to Federal-Mogul.

The foregoing valuations are based on a number of measured assumptions, including a successful reorganization of the Debtors’ business and finances in a timely manner, the achievement of the forecasts reflected in the financial projections, the availability of certain tax attributes, the outcome of certain expectations regarding market conditions, and the Plan becoming effective in accordance with its terms. The estimates of value represent hypothetical reorganization values of the Reorganized Debtors as the continuing operator of their business and assets, and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. The value of an operating business such as the Debtors’ business is subject to uncertainties and contingencies that are difficult to predict, and will fluctuate with changes in factors affecting the financial condition and prospects of such a business.

In preparing a range of the estimated reorganization value of Reorganized Federal-Mogul and the reorganization value of the Debtors’ business, Jefferies: (i) reviewed certain historical financial information of the Debtors for recent years and interim periods; (ii) reviewed certain internal financial and operating data of the Debtors, including financial and operational projections developed by management relating to its business and prospects; (iii) met with certain members of senior management of the Debtors to discuss operations and future prospects; (iv) reviewed publicly available financial data and considered the market values of public companies deemed generally comparable to the operating business of the Debtors; (v) considered relevant precedent transactions in the automotive and vehicle parts industry, (vi) considered certain economic and industry information relevant to the operating business; and (vii) conducted such other analyses as Jefferies deemed appropriate. Although Jefferies conducted a review and analysis of the Debtors’ business, operating assets and liabilities and business plan, Jefferies assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtors as well as that of all publicly available information which Jefferies accessed regarding the Debtors. Jefferies’ valuation assumes that operating results projected by the Debtors will be achieved in all material respects. To the extent that the valuation is dependent upon the Debtors’ achievement of the Business Plan, the valuation must be considered speculative. It should be understood that, although subsequent developments may affect Jefferies’ conclusions, Jefferies does not have any obligation to update, revise or reaffirm its estimates.

The summary set forth above does not purport to be a complete description of the analyses performed by Jefferies. The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description. In performing their analyses, Jefferies made numerous assumptions with respect to industry performance, business and economic conditions and other matters. In addition, the Debtors also made numerous assumptions with respect to industry performance, business and economic conditions, and other matters. The analyses performed by Jefferies are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

At least fourteen (14) business days prior to the Voting Deadline, the Plan Proponents shall file with the Court a valuation report in support of the valuation set forth in this subsection.

XII.

ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

If the Plan is not confirmed, the alternatives include (a) continuation of the Reorganization Cases and formulation of an alternative plan or plans of reorganization or (b) liquidation of the Debtors under Chapter 7 or Chapter 11 of the Bankruptcy Code. In addition, it is possible that whether or not the Plan is confirmed, the United States Congress might pass legislation that would materially affect the manner in which the Debtors’ asbestos-related liabilities in the United States are treated. Each of these possibilities is discussed in turn below.

A.	Continuation of the Reorganization Cases.

If the Debtors remain in Chapter 11, the Debtors could continue to operate their businesses and manage their properties as Debtors-in-Possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether the Debtors could continue as viable going concerns in protracted Chapter 11 cases. The Debtors could have difficulty operating with the high costs, operating financing and the eroding confidence of their customers and trade vendors, if the Debtors remained in Chapter 11. It is highly unlikely that the Debtors would be able to find alternative bank financing if the DIP Facility were terminated. If the Debtors were able to obtain financing and continue as a viable going concern, the Debtors (or other parties in interest) could ultimately propose another plan or attempt to liquidate the Debtors under Chapter 7 or Chapter 11. Such plans might involve either a reorganization and continuation of the Debtors’ businesses, or an orderly liquidation of their assets, or a combination of both.

B.	Liquidation Under Chapter 7 or Chapter 11.

If the Plan is not confirmed, the Debtors’ Reorganization Cases could be converted to liquidation cases under Chapter 7 of the Bankruptcy Code. In Chapter 7, a trustee would be appointed to promptly liquidate the assets of the Debtors.

The Debtors believe that in a liquidation under Chapter 7, before creditors received any distributions, additional administrative expenses involved in the appointment of a trustee and attorneys, accountants, and other professionals to assist such trustee, along with an increase in expenses associated with an increase in the number of unsecured claims that would be expected, would cause a substantial diminution in the value of the estates. The assets available for distribution to creditors and equity holders would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of the Debtors’ operations and the failure to realize the greater going concern value of the Debtors’ assets.

The Debtors could also be liquidated pursuant to the provisions of a Chapter 11 plan of reorganization. In a liquidation under Chapter 11, the Debtors’ assets could be sold in a more orderly fashion over a longer period of time than in a liquidation under Chapter 7. Thus, Chapter 11 liquidation might result in larger recoveries than in a Chapter 7 liquidation, but the delay in distributions could result in lower present values being received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. Any distributions to the holders of Claims or Equity Interests under a Chapter 11 liquidation plan probably would be delayed substantially.

C.	Pending Asbestos-Related Legislation before the U.S. Congress.

Since April 2003, the U.S. Congress has actively considered legislation to reform the tort system with respect to claims arising from exposure to asbestos in the United States. The leading legislative vehicle under consideration in 2003 was S. 1125, the “Fairness in Asbestos Injury Resolution Act of 2003” (“S. 1125” or the “FAIR Act”), which was introduced in the Senate on May 22, 2003 and approved by the Senate Judiciary Committee on July 10, 2003. The principal focus of the FAIR Act is to replace the existing state and federal tort systems as means of compensating asbestos-related personal injury claimants with a no-fault mandatory federal compensation scheme. The FAIR Act envisions the creation of an Office of Asbestos Injury Claims Resolution to administer an Asbestos Injury Claims Resolution Fund (the “Fund”) and make payments from the Fund to claimants who are determined to be eligible for compensation. Under the proposed legislation, claimants would not be required to trace exposure to a specific, responsible defendant. Instead, compensation would be based on eligibility categories defined by diagnostic, medical, exposure and latency criteria. The Fund would be funded by annual, mandatory contributions from asbestos-defendant companies and insurance companies over a 27-year period. Payments that would be due from the Debtors under the S. 1125 would be substantial; namely, in excess of $1.5—$2.2 billion (depending on whether certain “step-downs” provided in S. 1125 occur), with more than $415 million of that amount payable during the first five (5) years after the S. 1125’s passage.

The FAIR Act, if approved, would also prohibit defendant companies from discharging their asbestos liabilities pursuant to Section 524(g) of the Bankruptcy Code, as envisioned by the Plan. In other words, companies that had been named as defendants in asbestos-related litigation that had not confirmed a chapter 11 plan containing an injunction pursuant to Section 524(g) of the Bankruptcy Code (or a similar injunction) as of the effective date of the FAIR Act would only be able to resolve their asbestos-related liabilities through contributions to the Fund in the amounts specified in the FAIR Act.

Following the Senate’s failure to approve the S. 1125 during 2003, Senate-sponsored negotiations with stakeholders from insurance, business and organized labor were initiated in 2004. On April 7, 2004, a new version of the FAIR Act—S. 2290, the “Fairness in Asbestos Injury Resolution Act of 2004”—was introduced in the Senate. The principal modification in S. 2290 of concern to the Debtors is an increased payment allocation for asbestos-defendant companies, with over $2.2 billion due from the Debtors over the projected 27-year life of the Fund. A failed effort to end a filibuster on April 22, 2004, prevented Senate consideration of S. 2290 and, on May 6, 2004, negotiations between stakeholders mediated by Chief Judge Emeritus Edward Becker of the 3rd Circuit Court of Appeals were terminated.

There is significant uncertainty as to whether or not the S. 2290 will become law, either in 2004 or thereafter. There is also significant uncertainty as to whether any version of the FAIR Act that may ultimately be enacted will contain all of the material provisions outlined above that are in S. 2290.

The Plan Proponents believe that the Plan provides a superior and more comprehensive resolution of the Debtors’ asbestos-related liabilities than the FAIR Act. Indeed, the Plan Proponents all believe that the FAIR Act, in its current form, would have a significant negative impact on the Debtors if it were to become law. Among other things, the FAIR Act would not address asbestos claims asserted against the Debtors outside of the United States. Such foreign claims (i.e., claims asserted in the United Kingdom against Debtor T&N Limited and its subsidiaries and affiliates) are, as noted elsewhere in this Disclosure Statement, a significant source of the Debtors’ asbestos-related liabilities. The FAIR Act, moreover, may also jeopardize certain insurance assets of the Debtors that may otherwise be available to satisfy asbestos-related claims that may be asserted against them outside of the United States.

In sum, the FAIR Act, if approved in its current form, would require the Debtors to make substantial contributions to the Fund, yet would not relieve the Debtors of all of their asbestos-related liabilities. The Plan, in contrast, has been carefully designed both to address the Debtors’ significant non-U.S. asbestos personal injury liabilities and to ensure that the Debtors, or the Trust, are able to gain the maximum available benefit from applicable insurance assets. Moreover, as set forth above, it is impossible to predict what action, if any, Congress will ultimately take with respect to the FAIR Act. For all of these reasons, the Plan Proponents do not believe that the possible approval by Congress of the FAIR Act or similar asbestos-related legislation at some point in the future is a reason to either modify the Plan or to delay seeking approval of the Plan.

XIII.

CERTAIN TAX CONSEQUENCES OF THE PLAN

The following discussion is a summary of certain tax consequences of the Plan to the Debtors and to U.S. holders of Claims and Equity Interests. With respect to any U.S. federal income tax consequences described below, this discussion is based on the Internal Revenue Code of 1986, as amended (the “IRC”), Treasury Regulations promulgated and proposed thereunder (the “Treasury Regulations”), judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service (the “IRS”) as in effect on the date hereof. With respect to any U.K. tax consequences described below, the discussion is based on U.K. tax law as applied by the English courts at the date hereof and the generally published practice of the U.K. Inland Revenue and HM Customs & Excise applying as at the date hereof. This discussion is subject to significant uncertainties because of the complexity of certain aspects of the Plan, the lack of legal precedents for many of the tax issues described below, the possibility of changes in the law, the potential for disputes with taxing authorities as to certain legal and factual matters, and the fact that many substantial tax consequences of the Plan depend upon facts which will not be known until after the Effective Date of the Plan. In addition, the tax consequences described below may or may not reflect the position taken by the Debtors on any tax return. No legal opinions have been requested from counsel with respect to any of the tax aspects of the Plan and (except as indicated below) no rulings have been or will be requested from the taxing authorities with respect to any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, that could affect the accuracy of the statements and conclusions set forth below as well as the tax consequences to the Debtors and the holders of Claims and Equity Interests.

This discussion does not purport to address all aspects of tax that may be relevant to the Debtors or the U.S. holders of Claims or Equity Interests in light of their personal circumstances, nor does the discussion address tax consequences for taxpayers subject to special treatment under the U.S. federal income tax laws and/or U.K. tax rules (including, for example, banks, governmental authorities or agencies, pass-through entities, brokers and dealers in securities who elect to apply a mark-to-market method of accounting, insurance companies, financial institutions, tax-exempt organizations, small business investment companies, regulated investment companies, foreign taxpayers, and persons who hold Claims as part of a “straddle,” a “hedge against currency risk” or a “conversion transaction”). Except as expressly set forth below, no aspect of foreign, state, local or estate and gift taxation is addressed. Finally, this discussion includes certain financial data and estimates that are based on preliminary information that is subject to further review. No assurance can be given that actual results will not differ materially.

THE FOLLOWING SUMMARY IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE PERSONAL CIRCUMSTANCES OF EACH HOLDER OF A CLAIM OR EQUITY INTEREST. EACH HOLDER OF A CLAIM OR EQUITY INTEREST IS URGED TO CONSULT WITH SUCH HOLDER’S TAX ADVISORS CONCERNING THE U.S. FEDERAL, U.K., STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PLAN.

A.	U.S. Federal Income Tax Considerations of the Debtors.

1.	Cancellation of Indebtedness.

a.	General Rules.

In general, a taxpayer must include in gross income the amount by which indebtedness discharged exceeds any consideration (i.e., the amount of cash or the fair market value of property including stock of the taxpayer) given in exchange for such discharge (“COD Income”). IRC Section 108 provides two relevant exceptions to this general rule: first, COD Income from the cancellation of indebtedness is not included in gross income to the extent the payment of such indebtedness would have given rise to a deduction (the “Deductible Payment Exception”) and second, any COD Income realized may be excluded from gross income if the cancellation occurs in a case under the Bankruptcy Code (except with respect to certain discharged intercompany debt which is described below), but only if the taxpayer is under the jurisdiction of a bankruptcy court and the cancellation is granted by the court or is pursuant to a plan approved by the court (the “Bankruptcy Exception”).

Any COD Income excluded from gross income under the Bankruptcy Exception must be applied to reduce certain tax attributes of the taxpayer in the following order: any net operating loss (“NOL”) for the taxable year of the discharge and any

NOL carryover to such taxable year, general business credit carryovers to or from the taxable year of discharge, minimum tax credits available as of the beginning of the first tax year following the year of discharge, any net capital loss for the taxable year of discharge and any capital loss carryover to such year, the tax basis of assets, and any foreign tax credit carryovers to or from the taxable year of discharge. General business credit carryovers, minimum tax credits, and foreign tax credit carryovers to or from the taxable year of discharge are reduced 33 1/3 cents for each dollar of excluded COD Income. The tax basis of the taxpayer’s assets is reduced subject to ordering rules provided in the applicable Treasury Regulations. Generally, the reduction in the tax basis of assets cannot exceed the excess of the total tax bases of the taxpayer’s property held immediately after the debt discharge over the total liabilities of the taxpayer immediately after the discharge (the “Floor Rule”). The Floor Rule does not apply if an election is made to reduce the tax basis of depreciable assets before reducing NOLs. While the application of the attribute reduction rules remains under study, Federal-Mogul does not currently anticipate making this election.

In the case of a group of corporations filing a consolidated U.S. federal income tax return, such as Federal-Mogul and its U.S. subsidiaries, recently issued temporary regulations (the “Consolidated Attribute Reduction Regulations”) require the tax attributes attributable to the debtor member of the consolidated group to be reduced as described above. If the debtor member’s basis in the stock of a lower-tier member of the group is reduced, the lower-tier member is required to reduce its tax attributes as provided in the Consolidated Attribute Reduction Regulations. Any COD Income remaining is then applied to reduce certain consolidated tax attributes of the group, including NOLs.

As described in XIII(A)(4) below, IRC Section 382 applies to attributes of the Debtors, even after they are reduced under IRC Section 108. IRC Section 382 may further limit utilization of the Debtors’ attributes.

b.	Application to the Plan.

(1)	Other Secured Claims, On-Site Environmental Claims Against U.S. Debtors, Employee Benefit Claims Against U.S. Debtors, and Bonded Claims.

Under the Plan, Other Secured Claims, On-Site Environmental Claims against U.S. Debtors, Employee Benefit Claims against U.S. Debtors, and Bonded Claims will not be Impaired and therefore the Debtors should recognize no COD Income with respect to these Claims (except to the extent that interest previously accrued and deducted by the Debtors is not required to be paid).

(2)	Secured Surety Claims and Asbestos Personal Injury Claims

The Debtors’ satisfaction of the Asbestos Personal Injury Claims generally should not give rise to COD Income because payment of such Claims generally would have given rise to a deduction to the Debtors under the Deductible Payment Exception.

The portion of the Surety Claims, if any, that is determined as a result of the CCR Litigation, the Avoidance Litigation and/or the Valuation Proceedings to constitute Allowed Secured Surety Claims will receive Secured Surety Notes and Junior Secured Surety PIK Notes with principal amounts, collectively, equal to the Allowed Secured Surety Claims. The Surety Claims arose under an indemnity contract between the Sureties and certain Debtors to fund the payment of certain asbestos-related claims, none (or a small fraction, if any) of which have been paid to date. The Debtors’ satisfaction of the Surety Claims generally should not give rise to COD Income under the Deductible Payment Exception because the Surety Claims are based upon, arose under, or are attributable to, asbestos personal injuries.

(3)	Affiliate Claims Against U.S. Debtors and Affiliate Claims Against U.K. Debtors

Certain Affiliate Claims against U.S. Debtors may be discharged under the Plan. Under applicable Treasury Regulations involving debt instruments of consolidated group members, the U.S. Debtors should recognize ordinary income on the discharge of Affiliate Claims against U.S. Debtors held by members of the Federal-Mogul U.S. consolidated group without the relief normally afforded by IRC Section 108, while the U.S. creditor Affiliate should recognize a matching ordinary loss at the same time, resulting in offsetting income and loss in the U.S. consolidated tax return. The discharge of Affiliate Claims Against U.S. Debtors between a U.S. Debtor as the borrower and a lower tier foreign Affiliate as the creditor may result in either (i) COD Income to the U.S. Debtor that is excluded from income but that requires a reduction in tax attributes; or (ii) a distribution that is includable in the U.S. Debtor’s income as a dividend out of earnings and profits to the extent such earnings exist, but that would not result in attribute reduction to the extent not so included in the U.S. Debtor’s income. The discharge of Affiliate Claims against U.K. Debtors in which the creditor is a U.S. Debtor may give rise to a loss to the U.S. Debtor.

Under the Plan, certain Affiliate Claims against U.S. Debtors may be subordinated in legal right and priority to non-Affiliate Claims against U.S. Debtors, while under the Subordination Deed, certain Affiliate Claims and Interests against U.K. Debtors may be subordinated in legal right and priority to non-Affiliate Claims against U.K. Debtors. Under Treasury Regulations, the modification of a debt instrument, if it is significant, will result in an exchange of the old debt instrument for a new debt instrument for U.S. federal income tax purposes such that gain or loss is realized in the same manner as any other taxable exchange of property. The subordination of a debt instrument will be considered significant if it results in a change in payment expectations. Presently, Federal-Mogul does not expect that the subordination of such Claims under the terms of the Subordination Deed or upon Confirmation of the Plan will result in a change in payment expectations. Accordingly, the holders of such Claims whose interests are subordinated should recognize no gain or loss with respect to the subordination of their Claims and should have the same adjusted tax basis and holding period in such Claims as immediately before the subordination, and should also continue to report interest in the same manner as before.

(4)	Bank Claims, Noteholder Claims, Unsecured Claims Against U.S. Debtors, Convertible Subordinated Debenture Claims, and Subordinated Securities Claims

The Debtors are likely to incur COD Income as a result of the discharge or partial satisfaction of the Bank Claims, Noteholder Claims, Unsecured Claims against U.S. Debtors, Convertible Subordinated Debenture Claims, and Subordinated Securities Claims.

c.	Tax Consequences to the Debtors.

(1)	U.S. Tax Consequences to the Debtors.

As a result of the foregoing, the Federal-Mogul U.S. consolidated group believes that, upon Confirmation of the Plan, it will realize COD Income of approximately $2.1 billion for U.S. federal income tax purposes, assuming the Reorganized Federal-Mogul Common Stock is valued consistently with the valuation assumption utilized in Section XI.B of this Disclosure Statement. Uncertainty may exist in determining the fair market value of the Reorganized Federal-Mogul Common Stock because, although value is often based on the mean price between the high and low trading price on a given date, in certain circumstances trading value is not a true reflection of actual value. It is anticipated that the Reorganized Federal-Mogul Common Stock will be publicly traded as of the Effective Date (or as soon as administratively practical after the Effective Date), but more than 50% of such stock will be subject to the Lockup Agreement. Accordingly, the value of the Reorganized Federal-Mogul Common Stock for purposes of determining the amount of COD Income realized may be more or less than the value obtained using the valuation assumption utilized in Section XI.B of this Disclosure Statement. Pursuant to the Bankruptcy Exception, this COD Income will not be recognized, but the Debtor that realizes the COD Income will have to reduce its tax attributes after calculating the tax for the taxable year of discharge.

It is expected that most of the COD Income will be attributable to Federal-Mogul. As described more fully below, it is anticipated that the COD Income that Federal-Mogul will realize will exceed significantly the consolidated NOL belonging to the Federal-Mogul U.S. consolidated group. Under the Consolidated Attribute Reduction Regulations described in (A)(1)(a) of this Article, above, Federal-Mogul will first reduce its tax attributes starting with consolidated NOLs attributable to Federal-Mogul. Any COD Income in excess of the amount of NOLs attributable to Federal-Mogul will then be applied primarily against its tax basis in assets. It is expected that a significant portion of this reduction in tax basis will be with respect to Federal-Mogul’s non-depreciable assets, such as stock in subsidiary corporations. As provided in the Consolidated Attribute Reduction Regulations, a basis reduction in the stock of a U.S. subsidiary corporation will require such subsidiary corporation to reduce its tax attributes in the amount by which the parent corporation reduced its stock basis in that subsidiary corporation, subject to certain limitations. Any COD Income remaining after Federal-Mogul and other U.S. Debtors who recognize COD Income have reduced their tax attributes will then reduce certain consolidated tax attributes (such as NOLs) attributable to other members of Federal-Mogul’s U.S. consolidated group. Presently, Federal-Mogul does not expect to make the election described in Section XIII(A)(1)(a) above to reduce the tax bases of depreciable property first before reducing NOLs. As a result of the application of these rules, it is expected that any NOLs of the Federal-Mogul U.S. consolidated group that are not absorbed in the calculation of tax for the year of discharge and that cannot be carried back to an earlier taxable year will be eliminated and therefore not available to offset income of the group after the Effective Date. Further, it is expected that a significant portion of the group’s tax basis in depreciable assets, and possibly even current assets (e.g., accounts receivable and inventory), will be reduced, thereby resulting in the group having to pay U.S. federal income taxes sooner and in a greater amount than if its attributes were not required to be reduced under the foregoing rules.

(2)	Certain Non-U.S. Tax Consequences to the Debtors.

The Debtors are currently seeking a ruling from the appropriate tax authorities in the Netherlands regarding the tax consequences of the discharge of Affiliate Claims and Interests between Federal-Mogul subsidiaries that are organized in the Netherlands and those Federal-Mogul subsidiaries that are organized in the United States and the United Kingdom. The Debtors do not reasonably believe that the discharge of such Affiliate Claims and Interests should have an adverse U.S. tax consequence.

2.	Deductibility of Payments to the Trust.

It is anticipated that the Trust will be a “qualified settlement fund” within the meaning of IRC Section 468B and the Treasury Regulations promulgated thereunder. Such Treasury Regulations provide that a fund, account, or trust will be a qualified settlement fund if three conditions are met. First, the fund, account, or trust must be established pursuant to an order of or be approved by a government authority, including a court, and must be subject to the continuing jurisdiction of that government authority. A court order giving preliminary approval to a fund, account, or trust will satisfy this requirement even though the order is subject to review or revision. Second, the fund, account, or trust must be established to resolve or satisfy one or more contested or uncontested claims that have resulted or may result from an event (or related series of events) that has occurred and that has given rise to at least one claim asserting liability arising, among other things, out of a tort. Third, the fund, account, or trust must be a trust under applicable state law or have its assets physically segregated from the other assets of the transferor and persons related to the transferor. The Trust has been established with the express purpose of satisfying the requirements of a qualified settlement fund and will be treated as a separate taxable entity. Its modified gross income, which will consist generally of investment earnings on amounts on deposit in the Trust (less administrative fees and related costs), will generally be subject to U.S. federal income tax at the highest rate applicable to estates and trusts (currently 35%). For purposes of determining the Trust’s modified gross income, payments to the Trust and payments from the Trust to Asbestos Personal Injury Claimants in settlement of their Claims will not be taken into account.

As contemplated by the Plan, 50.1% of the Reorganized Federal-Mogul Common Stock will be transferred, directly or indirectly, to the Trust on the Effective Date of the Plan. Although no authority appears to exist on the qualification of a trust as a qualified settlement fund where a non-U.S. transferor who is not subject to the jurisdiction of the United States makes a transfer to the trust (or on whose behalf a transfer is made), there appears to be no requirement that the transferor be organized under U.S. laws in order for it to be considered a transferor within the meaning of Treasury Regulations Section 1.468B-1. If, as expected, the Trust is a qualified settlement fund, the Federal-Mogul U.S. consolidated group will be entitled to a deduction for U.S. federal income tax purposes to the extent that the Reorganized Federal-Mogul Common Stock and the Warrants, if any, transferred to the Trust are deemed, for U.S. federal income tax purposes, to have been transferred to the Trust by a U.S. Debtor to satisfy its Asbestos Personal Injury Claims. For these purposes, (i) it is expected that a significant portion of the Reorganized Federal-Mogul Common Stock transferred to the Trust will be attributable to Claims against Federal-Mogul’s non-U.S. subsidiaries (including T&N) and thus will not give rise to a U.S. deduction, and (ii) even to the extent a portion of the Reorganized Federal-Mogul Common Stock transferred to the Trust is attributable to a U.S. Debtor, there may be some uncertainty as to whether the stock transferred to the Trust will be considered a transfer that gives rise to an immediate deduction for U.S. federal income tax purposes. Federal-Mogul currently intends to treat any stock so transferred as giving rise to an immediate deduction to the extent attributable to liabilities against a U.S. Debtor. Although it is not likely, the IRS may disagree with this treatment, however, and assert that any such deduction is delayed (e.g., to such time as an Asbestos Personal Injury Claim is established against the U.S. Debtor) or possibly eliminated.

Assuming Federal-Mogul’s intended treatment is correct, the Federal-Mogul U.S. consolidated group will be entitled to a deduction equal to the fair market value of the Reorganized Federal-Mogul Common Stock and the Warrants, if any,

transferred to the Trust at the time of transfer, reduced by amounts attributable to Claims against Federal-Mogul’s non-U.S. subsidiaries. Although the Reorganized Federal-Mogul Common Stock will be publicly traded as of the Confirmation of the Plan, to support a deduction of the fair market value of such stock upon the transfer to the Trust, Federal-Mogul anticipates having to obtain a qualified appraisal of such stock within the meaning of Treasury Regulations Section 1.468B-3(b) because of transferability restrictions under the Lockup Agreement between the Trust and certain Noteholders. Subject to the “built-in” deduction rules described in Section XIII(A)(4)(a) below, the Federal-Mogul U.S. consolidated group may utilize any such deduction to offset any taxable income arising in the taxable year that includes the Effective Date of the Plan.

3.	Net Operating Losses.

As of December 31, 2003, the Federal-Mogul U.S. consolidated group had an estimated consolidated NOL carryforward of approximately $530 million. The amount of such NOL carryforward remains subject to adjustment by the IRS. In general, NOLs may be carried back two years and carried forward twenty years to offset taxable income in such years. However, for NOLs arising in taxable years ending in 2001 and 2002, a five-year carryback instead of a two-year carryback period applies. NOLs that constitute specified liability losses may be carried back ten years.

An NOL is a specified liability loss to the extent it is comprised of specified liability expenses. Specified liability expenses include product liability expenses and expenses incurred in the investigation or settlement of, or opposition to, claims against the taxpayer on account of product liability. As previously discussed, the Federal-Mogul U.S. consolidated group is expecting to claim a U.S. federal income tax deduction equal to the fair market value of the Reorganized Federal-Mogul Common Stock transferred to the Trust (based on a qualified appraisal of such stock within the meaning of Treasury Regulations Section 1.468B-3(b)) to the extent that the transfer satisfies Asbestos Personal Injury Claims against U.S. Debtors. Because Asbestos Personal Injury Claims are product liability claims, deductions related to the satisfaction of Asbestos Personal Injury Claims against U.S. Debtors should constitute specified liability expenses. If the Federal-Mogul U.S. consolidated group has a consolidated NOL in the taxable year that the Reorganized Federal-Mogul Common Stock and the Warrants, if any, are transferred to the Trust in satisfaction of Asbestos Personal Injury Claims against U.S. Debtors, all or a portion of the NOL should be eligible for a ten-year carryback. In other words, if the sum of the U.S. federal income tax deduction generated by the transfer to the Trust and any other specified liability expenses exceeds the Federal-Mogul U.S. consolidated group’s consolidated NOL, all of the consolidated NOL should be eligible for a ten-year carryback. On the other hand, if the Federal-Mogul U.S. consolidated group’s consolidated NOL exceeds its specified liability expenses, including any U.S. federal income tax deduction generated by the transfer to the Trust, the portion of the consolidated NOL attributable to the deduction created by the transfer to the Trust or to any other specified liability expense should be eligible for a ten-year carryback.

As noted in Section XIII(A)(1)(c) above, the consolidated NOL that is not absorbed in the calculation of tax for the year of discharge and that is not carried back and used in an earlier taxable year is expected to be eliminated as a result of the attribute write-down required by IRC Section 108. Even if some of the NOLs remain after attribute reduction, Federal-Mogul’s ability to utilize such NOLs may be limited by IRC Section 382 as described in Section XIII(A)(4)(a) below.

4.	Possible Limitations on “Built-In” Losses and Deductions.

a.	Overview of IRC Section 382.

Under IRC Section 382, if a corporation with NOLs (a “loss corporation”) undergoes an “ownership change,” the amount of its pre-change NOLs that may be utilized to offset future taxable income is, in general, subject to an annual limitation (the “Section 382 Limitation”) equal to the product of the applicable long-term tax-exempt rate (a rate published monthly by the Treasury Department which is 4.31% for ownership changes that occur during April 2004) and the value of the loss corporation. In general, for the purpose of calculating the Section 382 Limitation, the value of the loss corporation is the value of the stock of the loss corporation immediately before the ownership change (with certain adjustments). Generally, IRC Section 382 and the Section 382 Limitation are applied to a consolidated group as though the group were a single corporation. Generally, if a loss corporation does not continue its historic business or use a significant portion of its business assets in a new business for two years after the ownership change, the annual limitation would be zero.

The Section 382 Limitation applies to pre-change losses. Pre-change losses include NOL carryforwards to the taxable year that includes the ownership change and the NOL of the loss corporation for the year of the ownership change to the extent it is allocable to the period on or before the change date. The Section 382 Limitation does not limit the use of NOLs carried forward into the taxable year in which the ownership change occurs to offset taxable income allocable to the pre-ownership-change portion of that taxable year. The Section 382 Limitation is prorated for the year of the ownership change based on the remaining portion of such year and applies to income recognized after an ownership change. Taxable income or net operating loss for the taxable year in which the ownership change occurs is allocated ratably to the pre-change and post-change periods of that year unless a closing of the books election is made. Federal-Mogul does not currently expect to make a closing of the books election. Notwithstanding the foregoing, an NOL incurred in the year of an ownership change, even though attributable to the pre-ownership change portion of the year, generally can be used, without limitation, to offset capital gain arising in the taxable year of the ownership change.

In addition to limiting a corporation’s ability to utilize NOLs, the Section 382 Limitation may also apply to certain losses or deductions which are “built-in” as of the date of the ownership change and that are subsequently recognized. If a loss corporation has a net unrealized built-in loss at the time of an ownership change (taking into account all items of “built-in” income and deduction), then any built-in losses or deductions (which for this purpose includes a portion of the depreciation or amortization of depreciable or amortizable assets that have a built-in loss) that are recognized during the following five years (up to the amount of the original net built-in loss) generally will be treated as a pre-change loss and similarly will be subject to the Section 382 Limitation. Conversely, if the loss corporation has a net unrealized built-in gain at the time of an ownership change, any built-in gains recognized (or deemed recognized) during the following five years (up to the amount of the original net built-in gain) generally will increase the Section 382 Limitation in the year recognized, such that the loss corporation would be permitted to use its pre-change losses against such built-in gain income in addition to its regular annual allowance. In a recent notice, the IRS announced that it is studying, among other things, how COD Income and any resulting attribute reduction affect these calculations. The notice gives taxpayers two alternative methods of treatment, both of which Federal-Mogul is analyzing. Under both alternative methods, COD Income that is includable in income and tax basis adjustments arising under the attribute reduction rules of IRC Section 108 are taken into account for purposes of measuring recognized built-in items. Under one of the methods, a deduction arising during the recognition period is treated as “built-in” if, subject to certain exceptions, an accrual method taxpayer would have been allowed a deduction before the date of the ownership change.

IRC Section 382(1)(5) provides an exception to the application of the Section 382 Limitation for loss corporations under the jurisdiction of a court in a bankruptcy case (the “Section 382(1)(5) Bankruptcy Exception”). The Section 382(1)(5) Bankruptcy Exception applies if the historic shareholders and creditors that held certain “qualified indebtedness” (as defined by the Treasury Regulations) prior to the ownership change own at least 50% of the total voting power and total value of the loss corporation’s stock after such ownership change. If the Section 382(1)(5) Bankruptcy Exception applies, the loss corporation’s ability to utilize its NOLs arising prior to the ownership change and built-in losses and deductions (if any) recognized after such date will not be limited as described above. The Section 382(1)(5) Bankruptcy Exception would, however, reduce the loss corporation’s pre-change NOLs that may be carried over to a post-change year for any interest paid or accrued on notes in respect of which stock is issued during the taxable year in which the notes are exchanged and the three preceding taxable years. The Section 382(1)(5) Bankruptcy Exception also provides that a second ownership change occurring during the two-year period immediately following the first ownership change would reduce the Section 382 Limitation to zero. There is no clear interpretation as to whether and how the Section 382(1)(5) Bankruptcy Exception applies to a consolidated group; i.e., whether “qualified creditors” (as defined in XIII(A)(4)(b) below) of a parent corporation who satisfy the ownership test prevent the other members of the consolidated group from experiencing an ownership change, or whether qualified creditors of consolidated subsidiaries may be treated as qualified creditors of the parent corporation.

If a loss corporation does not qualify for the Section 382(1)(5) Bankruptcy Exception or elects out of the Section 382(1)(5) Bankruptcy Exception, a special rule under IRC Section 382(1)(6) applicable to corporations under the jurisdiction of a bankruptcy court will apply in calculating the loss corporation’s Section 382 Limitation. Under this special rule, the limitation will be calculated by reference to the lesser of (a) the value of the loss corporation’s stock (with certain adjustments) immediately after the ownership change (as opposed to immediately before the ownership change as discussed above), or (b) the value of the loss corporation’s assets determined without regard to liabilities immediately before the ownership change.

b.	Application to the Debtors.

It is anticipated that the Federal-Mogul U.S. consolidated group will undergo an ownership change as a result of the implementation of the Plan. As a result, the ability of the Debtors to utilize NOLs, if any, that remain after the reduction of tax attributes under IRC Section 108 as a result of the implementation of the Plan may be subject to the Section 382 Limitation, as described above. Further, to the extent the Federal-Mogul U.S. consolidated group has a net unrealized built-in loss, its ability to utilize certain subsequently recognized built-in losses and deductions may be limited. Assuming an enterprise value consistent with that used in Section XI.B of this Disclosure Statement, the Federal-Mogul U.S. consolidated group anticipates that immediately before the ownership change, it will have a net unrealized built-in loss in its assets rather than a net unrealized built-in gain. If a net unrealized built-in loss exists, any built-in losses and deductions recognized after the ownership change will be subject to the Section 382 Limitation unless the Section 382(1)(5) Bankruptcy Exception applies.

It is unclear whether the Federal-Mogul U.S. consolidated group will meet the requirements for the Section 382(1)(5) Bankruptcy Exception. In order to so qualify, at least 50% of the Reorganized Federal-Mogul Common Stock must be owned by “qualified creditors” of Federal-Mogul immediately following implementation of the Plan. The Treasury Regulations define a “qualified creditor” as a person who owns debt that (i) has been owned by the same beneficial owner since the date that is 18 months before the date of the filing of the title 11 case, or (ii) arose in the ordinary course of the trade or business of Federal-Mogul and has been owned at all times by the same beneficial owner. The IRS has ruled in other contexts that asbestos claimants may be qualified creditors under the second part of this definition notwithstanding the interposition of a trust. Nevertheless, because no definitive guidance exists on the application of this definition to a group of corporations, it is unclear whether asbestos claimants against Federal-Mogul’s subsidiaries (in particular, its non-U.S. subsidiaries) would be considered qualified creditors. Further, Federal-Mogul has limited information on whether the holders of Noteholder Claims will meet the qualified creditor definition.

Assuming the Section 382(1)(5) Bankruptcy Exception does not apply, the Section 382 Limitation will be determined under the special rule of IRC Section 382(1)(6) described above. Assuming a post-reorganization equity value for the Debtors consistent with that used in Section XI.B of this Disclosure Statement and a long-term tax-exempt rate of approximately 4.31% (for ownership changes occurring in April 2004), the Section 382 Limitation would be in the range of approximately $80 million to approximately $95 million per year. The Section 382 Limitation for the taxable year in which the Plan is implemented would be pro-rated (i.e., the limitation for that particular year would be equal to the product of the Section 382 Limitation and the fraction of the remaining portion of the year over the full year).

As noted in subsection (A)(2) above under the heading “Deductibility of Payments to the Trust,” the Federal-Mogul U.S. consolidated group expects to deduct approximately $250 million as a result of the transfer of the Reorganized Federal-Mogul Common Stock and the Warrants, if any, to the Trust. Based on the IRS notice described in Section XIII(A)(4)(a) above, Federal-Mogul does not intend to treat this payment as a built-in deduction as described above. To the extent not carried back to prior taxable years as a specified liability loss, Federal-Mogul intends to use this expense to offset any income recognized during the year of ownership change. If the payment does constitute a built-in deduction (or is otherwise unavailable as described above) and the Section 382(1)(5) Bankruptcy Exception does not apply, the ability of the Federal-Mogul U.S. consolidated group to utilize this deduction to offset income in the taxable year that includes the Effective Date of the Plan will be limited as described above. Further, the Federal-Mogul U.S. consolidated group’s ability to utilize any other built-in deductions will be similarly limited.

5.	Consensual Marketing Procedures for the U.K. Debtors

In the event a sale by T&N Limited of its assets occurs in connection with the performance of the Consensual Marketing Procedures, based on current estimates, no adverse U.S. tax consequences to the U.S. Debtors are expected to result therefrom.

B.	Certain U.K. Tax Consequences of the Plan.

1.	Consequences to Debtors.

a.	Cancellation of Indebtedness.

(1)	Applicable Law.

Cancellation of indebtedness can give rise to a taxable receipt for a United Kingdom taxpayer debtor where the indebtedness cancelled: (a) represents an expense which the debtor has previously claimed as a deduction in computing its trading profit (loss) for United Kingdom corporation tax purposes; or (b) constitutes a loan relationship. Each of these potential occasions of charge is subject to the exceptions set forth below. In this description of certain United Kingdom tax consequences of the Plan, the Income and Corporation Taxes Act 1988 is referred to as the Taxes Act.

(a) Indebtedness Represents a Trading Deduction.

This potential charge is imposed by statute (Section 94 Taxes Act). It is specifically provided that the charge does not arise where the relevant debt is released as part of a “relevant arrangement or compromise”. For these purposes, a “relevant arrangement or compromise” is defined to mean a voluntary arrangement which has taken effect under or by virtue of the Insolvency Act 1986 (which includes a Voluntary Arrangement) or a compromise or arrangement which has taken effect under Section 425 Companies Act 1985.

Section 94 on its terms is restricted to a release of a debt. A United Kingdom Revenue Interpretation dated December 2001 (RI238) states the United Kingdom Revenue view that a write-back of any “trade debt” (that is a debt which has been allowed as a deduction in computing trading profit (loss) for United Kingdom tax purposes) which falls short of an actual release of the relevant debt will also give rise to recognition of a taxable receipt for the debtor. This reflects an apparent change in interpretation by the United Kingdom Revenue. The revised interpretation as stated in RI238 will be applied to all accounting periods commencing after 31 December 2001. Per RI238, the release of debt must involve a contractual agreement. Where this is under seal no consideration is necessary. All other releases must involve the debtor giving consideration for the release. In the case of such a write-back which falls short of a release and in contrast to the position in respect of such a release, there appears to be no equivalent protection to that contained within Section 94 for a “relevant arrangement or compromise”.

(b) Indebtedness Constitutes a Loan Relationship.

A loan relationship is broadly a money debt which actually arises or is treated for the purposes of the loan relationship code as arising from a transaction for the lending of money. It would, for example, include intra-group debt where the relevant creditor group company advanced money to the relevant debtor group company by way of a loan. Broadly, credits and debits (equivalent to receipts and expenses) arising in respect of a loan relationship are taxed in accordance with the authorized accounting treatment. The release of a debtor company from its obligations under a loan relationship would normally give rise to recognition of a receipt for accounting purposes and, accordingly, a credit in accordance with the loan relationship code.

There are four specific exceptions to the recognition of such a credit. All of these exceptions apply where the debtor company is released from its liability to pay any amount under the relevant loan relationship and the release takes place in an accounting period for which the debtor company uses an authorized accruals basis of accounting in respect of the relevant loan relationship. Subject to the satisfaction of both those conditions, the four exceptions are: (a) the release is part of a “relevant arrangement or compromise” (which has the same meaning as it does for the purposes of the Section 94 Taxes Act discussed above); (b) the creditor company and debtor company are “connected” for the purposes of the loan relationship legislation; (c) the creditor company is either in insolvent liquidation, insolvent administration, insolvent administrative receivership, insolvent provisional liquidation, or a foreign equivalent of any of the foregoing and immediately before but not immediately after so becoming the debtor company and the creditor company were “connected” for the purposes of the loan relationship legislation; or (d) the debtor company is either in insolvent liquidation, insolvent administration, insolvent administrative receivership, provisional liquidation or a foreign equivalent of any of the foregoing and the creditor company and the debtor company were not “connected” for the purposes of the loan relationship legislation. The exceptions referred to at (c) and (d) above are, however, contained in provisions of the Finance Bill 2004 and, accordingly, remain subject to enactment of the relevant provisions in the Finance Act 2004.

(c) Reopening Earlier Tax Computation.

In addition to the rules described above, release of indebtedness could possibly also give rise to a charge to United Kingdom tax for the debtor company in the following circumstance. A deduction in respect of a claimed indebtedness may have been allowed in a tax computation of the debtor company (for example, by way of a provision) where there was a material uncertainty in respect of the claim (whether as to the existence or quantum of such a claim). Where that uncertainty has subsequently been resolved in a later period wholly or partly in favor of the taxpayer debtor company, the United Kingdom courts have sometimes permitted the United Kingdom Revenue to reopen the computation for the earlier period and reduce the amount claimed in that computation to an amount equal to the amount ultimately found to be payable by the debtor company.

(2)	Application to the Plan.

(a) Asbestos Personal Injury Claims.

To the extent that the assumption by the Trust of liability for Asbestos Personal Injury Claims and the consequential release of liability of the United Kingdom Federal-Mogul Entities in respect of such Claims takes effect pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA, Section 94 Taxes Act will not apply to impose a charge on the United Kingdom Federal-Mogul Entities so released from liability in respect of such release.

In any event, the Federal-Mogul United Kingdom group companies have not generally claimed a tax deduction in respect of such Asbestos Related Claims on a provisions basis. At most, such companies may have claimed a tax deduction in respect of some settled claims where the quantum of liability was agreed prior to the relevant accounting period end but the actual payment was to be made after the end of the accounting period. Accordingly, even if a Section 94 charge were not excluded by the “relevant arrangement or compromise” exception, any such charge would be restricted to those limited claims in respect of which a tax deduction had previously been claimed but the agreed payment was not subsequently made. It is expected that any such instances will be limited. Because the existing Asbestos Related Claims against the Federal-Mogul United Kingdom group companies are expected to be released under the Plan, there should be no scope for the application of RI238.

As the Federal-Mogul United Kingdom companies have not claimed a tax deduction for Asbestos Related Claims on a provision basis, there is no scope for the United Kingdom Revenue to re-open earlier tax computations for accounting periods for which such a provision may have been made in the accounts of a group company to reflect the subsequent release of the liability in respect of which such provision had been claimed.

(b) Other Claims.

The tax treatment of the cancellation (in whole or in part) of any other Claims owed by United Kingdom Federal-Mogul Entities will depend on whether (a) the Claim constitutes a loan relationship (b) the Claim is cancelled pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA and (c) the Claim is treated as a write-back rather than a release of debt.

To the extent that the relevant Claim constitutes a loan relationship and is cancelled pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA the relevant United Kingdom Federal-Mogul Entity will not be required to recognize a credit in accordance with the loan relationship code. However, even to the extent that such a Claim is not cancelled pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA, the relevant United Kingdom Federal-Mogul Entity should not be required to recognize a credit in accordance with the loan relationship code if the relevant United Kingdom Federal-Mogul Entity is either (a) “connected” with the creditor company or (b) in insolvent administration. The exclusion referred to in (b) is, however, contained in the Finance Bill 2004 and, accordingly, remains subject to enactment of the relevant provisions in the Finance Act 2004. Further, there is some uncertainty regarding the application of this exclusion in circumstances where the relevant debtor company is in administration under Part 2 of the Insolvency Act 1986 as opposed to an administration under the new rules contained in Schedule B1 of that Act. The Plan Proponents consider, however, that the exclusion should be read in such a way so as to include an administration under Part 2 of the Insolvency Act 1986 and are in the process of attempting to clarify this issue with the Inland Revenue.

It is expected that the relevant United Kingdom Federal-Mogul Entities will be in administration under Part 2 of the Insolvency Act 1986 and/or “connected” with the relevant creditor company at the time of the cancellation of any Claim. Accordingly, the cancellation of any Claims which constitute loan relationships should not generate a credit for the relevant United Kingdom Federal-Mogul Entity in accordance with the loan relationship code.

To the extent that the relevant Claim does not constitute a loan relationship but represents an expense which the debtor has previously claimed as a deduction in computing its trading profit (loss) for United Kingdom corporation tax purposes, a release (as opposed to a write-back) will not generate a taxable receipt for the relevant United Kingdom Federal-Mogul Entity as long as the Claim is released pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA. A taxable receipt will, however, be generated to the extent that the Claim is not released pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA.

To the extent that the relevant Claim does not constitute a loan relationship but represents an expense which the debtor has previously claimed as a deduction in computing its trading profit (loss) for United Kingdom corporation tax purposes a write-back (as opposed to a release) will generate a taxable receipt for the relevant United Kingdom Federal-Mogul Entity whether or not the write-back takes place pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA. The Plan Proponents understand, however, that to the extent that the Claim is dealt with pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA there will be a release and not a mere write-back of the Claim. Accordingly, it is only in circumstances where a write-back takes place otherwise than pursuant to a Section 425 Companies Act 1985 scheme or to a CVA where a taxable receipt could be generated for the relevant United Kingdom Federal-Mogul Entity.

b.	Deductibility of Payments to the Trust.

No deduction for United Kingdom corporation tax purposes will be available to any of the Federal–Mogul United Kingdom group companies in respect of the proposed issue and distribution to the Trust of 50.1% of Reorganized Federal Mogul Common Stock as part of the consideration to be paid for the assumption by the Trust of the Asbestos Personal Injury Claims.

c.	Trading Losses.

(1)	Applicable Law.

As of December 31, 2003, the Federal–Mogul United Kingdom group companies had aggregate unused trading losses of approximately £204.7 million (of which £177.4 million relates to T&N Limited). These amounts of aggregate unused trading losses reflect the estimated outcome of the application of the agreement in principle with the U.K. Inland Revenue in respect of certain matters outstanding for tax accounting periods of U.K. group companies up to and including December 1998. It is expected that the detailed computations giving effect to such agreement in principle will be finalized and agreed with the U.K. Inland Revenue within the next six months. The totals include losses in 2002 and 2003 which are based solely on US GAAP provisions. Therefore, they do not take account of any adjustments that may be made once the 2002 and 2003 U.K. GAAP accounts are finalized and computations for the years ended 31 December 2002 and 2003 are submitted to the Inland Revenue. It should be noted that not all of the 2001 U.K. GAAP accounts have been finalized, and some 2000 UK GAAP accounts will not be finalized. However trading and other losses are not expected to change materially as a result of this alone.

The most significant of the issues resolved by such agreement in principle is in relation to correspondence on T&N Limited with the Inland Revenue Shares Valuation Division regarding the March 1982 valuations proposed in respect of the base cost for chargeable assets disposed of in 1996. The resolution of this issue has determined the quantum of capital losses available for carry forward against chargeable gains in 1998. Under the “worst case” analysis, and after taking into account the impact of capital losses, there was potential exposure in 1998 in respect of chargeable gains of £81 million. Based on such agreement in principle and the use of T&N Limited trading losses (see above), that potential exposure for chargeable gains for 1998 will be reduced to zero.

In general, trading losses may be carried back and set off against general profits of the company in which the loss was incurred for the period of 12 months prior to the accounting period in which the loss was incurred. Trading losses may be carried forward without limitation of time by the relevant company and set off in later accounting periods against trading income of the same trade in the course of which the loss was incurred.

The ability of any relevant Federal–Mogul group company to utilize trading losses for United Kingdom corporation tax purposes (either by carry back or carry forward as described above) is subject to the potential application of the anti-

avoidance provisions of Sections 768 (carry forward) and 768A (carry back) Taxes Act. These sections apply where there is both: (a) a change in the ownership of a company with trading losses; and (b)(i) within any period of three years of such change (whether earlier, later or at the same time as such change in ownership) a major change in the nature or conduct of a trade carried on by that company or (ii) the change in ownership takes place at any time after the scale of the activities in a trade carried on by that company has become small or negligible but before any considerable revival of that trade.

A change in ownership is defined within Section 769 (1) Taxes Act and occurs if: (a) a single person acquires more than half the ordinary share capital of a company; or (b) two or more persons each acquire 5 per cent or more of the ordinary share capital of a company, and those holdings together amount to more than half of the company’s ordinary share capital. It is possible for there to be no change in ownership where more than half of a company’s shares change hand if they are held by a number of unconnected persons, each of whom holds less than 5 per cent. For these purposes, a “major change in the nature or conduct of a trade” is described to include a major change in any of the type of property dealt in, the services or facilities provided in, or the customers, outlets or markets of the trade. There can be a relevant major change for these purposes where the change is a result of a gradual process which began outside the three year period referred to in the preceding paragraph.

Where Section 768 applies, a trading loss incurred in an accounting period commencing prior to the change of ownership cannot be carried forward and set off against trading income of the same trade in an accounting period ending after the change in ownership. Where that change in ownership occurs during the course of an accounting period, the accounting period is effectively split into two separate accounting periods for these purposes.

Where Section 768A applies, a trading loss arising in an accounting period ending after the change of ownership cannot be carried back and set against profits of an accounting period beginning before the change in ownership. Again, where the change of ownership occurs during the course of an accounting period, the accounting period is effectively split into two separate accounting periods for these purposes.

(2)	Application to the Plan.

In this case, the proposed acquisition by the Trust of more than 50% of the Reorganized Federal Mogul Common Stock is very likely to constitute a change of ownership for the purposes of both Sections 768 and 768A. As described above, change of ownership is not sufficient in itself for these sections to apply. One or other of the “major change in the nature or conduct of the trade” or “small or negligible activities” tests described above must also apply.

As described above, trading losses can only be carried forward and set against trading income in later accounting periods of the same trade as that in which the loss was incurred. Accordingly, cessation of trade will generally cause unutilized trading losses existing as of the date of cessation to be lost.

Any sale by T&N Limited of its trade in connection with the Consensual Marketing Procedures (see subsection (j), below) would result in a cessation of trade by T&N Limited. Carry forward trading losses of T&N Limited which were not utilized on such sale or, in the case of a sale pursuant to an F-M Bid, were not successfully transferred to the purchaser, would be lost immediately following such sale.

d.	Surplus Advance Corporation Tax (“Surplus ACT”).

(1)	Applicable Law.

As of December 31, 2003, the Federal-Mogul United Kingdom group had aggregate surplus ACT of approximately £41.3 million (of which approximately £40 million relates to T&N Limited and approximately £1.3 million relates to surplus ACT surrendered by T&N Limited to its subsidiaries). The amount of surplus ACT remains subject to possible adjustment, and is based on US GAAP provisions as of December 31, 2003.

In general, surplus ACT can be carried forward and set off (subject to certain restrictions) against the mainstream corporation tax liability of the company in which such surplus ACT arose or, where such surplus ACT has been surrendered by the company in which such Surplus ACT arose to a subsidiary of that company, that subsidiary without limitation in time. In general, the maximum amount that may be set-off in one accounting period is 20% of a company’s corporation tax profit for that period. Following the abolition of ACT in 1999, utilization of carry forward surplus ACT is subject to what is generally described as the “Shadow ACT” regime. Broadly, this further limits the amount of mainstream corporation tax of each relevant company against which such carry forward Surplus ACT can be offset by amounts equal to notional (shadow) ACT treated as payable in respect of distributions made by such relevant company.

The ability of any relevant Federal-Mogul group company to utilize surplus ACT for United Kingdom corporation tax purposes is subject to the potential application of the anti-avoidance provisions of regulation 15(2) and regulations 16 to 18 of the Corporation Tax (Treatment of Unrelieved Surplus Advance Corporation Tax) Regulations 1999.

Regulation 15(2) applies where: (a) surplus ACT has been surrendered by a company to another company which was a 51% subsidiary (as defined) of the surrendering company; and (b) the subsidiary company ceases to be a 51% subsidiary of the surrendering company. Where Regulation 15(2) applies, the subsidiary company will be denied relief for any unrelieved amount of the surplus ACT so surrendered to it for any accounting period during the whole or part of which it was not a 51% subsidiary of either: (a) the relevant surrendering company; or (b) another company of which both it and the relevant surrendering company were each a 51% subsidiary.

Regulation 16 applies where there is both: (a) a change in the ownership of a company (as defined in Section 769 (1) Taxes Act) with surplus ACT; and (b) (i) within any period of three years of such change (whether earlier, later or at the same time as such change), a major change in the nature or conduct of a trade or business carried on by that company or (ii) the change in ownership takes place at any time after the scale of activities in a trade or business carried on by that company has become small or negligible but before any considerable revival of that trade or business.

This test is very similar to the test which applies for the purposes of Sections 768 and 768A (described above) in relation to trading losses. The difference is that because surplus ACT can arise in a company which carries on a business other than a trade (for example an investment business) the test is applied not solely in relation to a trade but also in relation to a business. For the same reason, the definition of a “major change in the nature or conduct of a trade or business” is extended beyond the definition which applies for the purposes of Sections 768 and 768A to include additionally: (a) a change whereby the relevant company ceases to be a trading company (as defined) and becomes an investment company (again as defined) or vice versa; and (b) where the company is an investment company, a major change in the nature of the investments held by the company. As in the case of Sections 768 and 768A, such a major change in the nature or conduct of the trade or business can arise where the change is the result of a gradual process which began outside the relevant three-year period.

Where Regulation 16 applies in relation to a particular company, no unrelieved surplus ACT of that company may be set off against the company’s mainstream corporation tax liability for any accounting period ending after the relevant change of ownership. Where the change of ownership occurs during the course of an accounting period, that accounting period is effectively split into two separate accounting periods for these purposes. Regulation 16 applies equally to a company that incurred the surplus ACT as to a subsidiary company to which surplus ACT has been surrendered.

Regulation 17 applies where there is a change in the ownership of a subsidiary company to which surplus ACT has been surrendered and within the period of six years beginning three years before such change, there is a major change in the nature or conduct of a trade or business of the company which surrendered such surplus ACT to that first company. Where Regulation 17 applies, the consequences are similar to those of Regulation 16 (as described above).

Regulation 18 applies where: (a) there is a change in the ownership of a company (as defined in Section 769 (1) Taxes Act); (b) after that change, the company acquires a chargeable asset from another group company on an intra-group no gain: no loss transfer; and (c) within a period of three years beginning with the relevant change in ownership, the company realizes a chargeable gain on the disposal of that asset. It is not a requirement of the application of Regulation 18 that the “major change in the nature or conduct of the trade or business” or “small or negligible activities” tests are also satisfied. Where Regulation 18 applies, the company is not able to set off surplus ACT against any mainstream corporation tax attributable to the chargeable gain described above.

(2)	Application to the Plan.

The Plan does not anticipate that any company to which surplus ACT has been surrendered by another Federal-Mogul group company will cease to qualify as a 51% subsidiary of such company (or of another relevant group company) for the purposes of Regulation 15(2). Accordingly, Regulation 15(2) should not apply to deny relief for any such surrendered surplus ACT.

As in the case of Sections 768 and 768A, the proposed acquisition by the Trust of more than 50% of the Reorganized Federal-Mogul Common Stock is very likely to constitute a change of ownership for the purposes of Regulations 16 to 18. Again, as in the case of Sections 768 and 768A, change in ownership is not sufficient in itself to trigger any of Regulations 16 to 18. In the case of Regulations 16 and 17, one or other of the “major change in the nature or conduct of the trade or business” or “small or negligible activities” tests described above must also apply. In the case of Regulation 18, all three requirements of Regulation 18 described above must apply.

In the event of a sale by T&N Limited in connection with the Consensual Marketing Procedures (see subsection (j) below), any surplus ACT of T&N Limited which was not utilized on such sale would cease to be available to T&N Limited. Accordingly, any surplus ACT of any subsidiaries of T&N Limited would correspondingly cease to be available to such subsidiaries.

e.	Non Trading Loan Relationship Deficits.

(1)	Applicable Law.

As of December 31, 2003, the Federal-Mogul United Kingdom group companies had aggregate non-trading loan relationship deficits of approximately £100.8 million (all of which relates to Federal-Mogul Global Growth Ltd.). This includes deficits in 2002 and 2003 which are based solely on US GAAP provisions. Therefore, they do not take account of any adjustments that may be made once the 2002 and 2003 U.K. GAAP accounts are finalized and computations for the years ended 31 December 2002 and 2003 are submitted to the Inland Revenue. It should be noted that not all of the 2001 U.K. GAAP accounts have been finalized, and some 2000 UK GAAP accounts will not be finalized. However trading and other losses are not expected to change materially as a result of this alone.

In general, a non-trading loan relationship deficit may be carried back by the relevant company and set off against non-trading profits and gains arising from that company’s loan relationships for the period of 12 months prior to the accounting period of the relevant company in which the non-trading loan relationship deficit was incurred. A non-trading loan relationship deficit may also be carried forward without limitation of time and set off against non-trading profits of the relevant company (that is non-trading income and chargeable gains (but not trading income) and not just profits or gains arising from loan relationships) for future accounting periods.

The ability of any relevant Federal-Mogul group company to utilize non-trading loan relationship deficits against non-trading profits of future accounting periods as described above is subject to the potential application of the anti-avoidance provisions of Sections 768B and 768C Taxes Act 1988.

Section 768B applies where there is: (a) a change in the ownership of an investment company (as defined in Section 769 (1) Taxes Act) with a carry forward non-trading loan relationship deficit; and (b) (i) after such change in ownership there is a significant increase in the amount of the company’s capital, (ii) within the period of six years beginning three years before such change in ownership there is a major change in the nature or conduct of the business carried on by the company or (iii) the change in ownership occurs at any time after the scale of the activities in the business carried on by the company has become small or negligible and before any considerable revival of the business. There are detailed rules which determine whether there is a “significant increase in the amount of a company’s capital” for the purposes of (b)(i) at paragraph • above. A “major change in the nature or conduct of the business” is described to include a major change in the nature of the investments held by the company including a change which is the result of a gradual process which began before the six year period referred to in (b)(ii) at paragraph • above.

Where Section 768B applies, a non-trading loan relationship deficit in respect of a debtor relationship of the relevant company which falls to be brought into account on an authorized accruals basis of accounting and which relates to an amount which accrued before the change in ownership cannot be carried forward and set off against non-trading profits of that relevant company for any accounting period commencing after the change in ownership. This disallowance extends to a non-trading debit which relates to interest which accrues prior to the change of ownership but which is only allowed as a debit under the loan relationship rules when the interest is paid (for example, interest paid to a connected creditor company more than 12 months after the end of the accounting period in which the interest accrued).

Section 768C applies where there is: (a) a change in ownership of an investment company (as defined in Section 769 (1) Taxes Act); (b) none of conditions (b)(i) to (iii) in relation to Section 768B applies; (c) after the change in ownership, the company acquires a chargeable asset on an intra-group no gain: no loss transfer; and (d) a chargeable gain accrues to the company on the disposal of that asset within a period of three years beginning with the change in ownership. For these purposes an “investment company” means any company whose business consists wholly or mainly in the making of investments and the principal part of whose income is derived therefrom. Where Section 768C applies, non-trading loan relationship debits which cannot be carried forward for the purposes of Section 768B as described above, equally cannot be set off against the chargeable gain so arising.

(2)	Application to the Plan.

The proposed acquisition by the Trust of more than 50% of the Reorganized Federal Mogul Common Stock is very likely to constitute a change of ownership for the purposes of both Sections 768B and 768C. A change in ownership is not sufficient in itself to trigger Sections 768B or 768C. In the case of Section 768B, it is necessary in addition that one of the three further conditions described above is satisfied in connection with such change. In the case of Section 768C, each of the four conditions described above must be satisfied for that section to apply.

f.	Capital Losses.

As of December 31, 2003, the Federal-Mogul United Kingdom group companies had aggregate unused capital losses of approximately £14.3 million (of which approximately £6.1 million are unrestricted). This number is based on the latest corporation tax computations and includes assumptions in respect of disposals of chargeable assets which occurred in 2002 and 2003 based on US GAAP provisions. Therefore, it does not take account of any adjustments that may be made once the 2002 and 2003 U.K. GAAP accounts are finalized and computations for the years ended 31 December 2002 and 2003 are submitted to the Inland Revenue. This takes into account the estimated adjustment referred to in Section (c) above (“Trading Losses”), resulting from correspondence with the Inland Revenue Shares Valuation Division. It should be noted that not all of the 2001 U.K. GAAP accounts have been finalized, and some 2000 UK GAAP accounts will not be finalized. However trading and other losses are not expected to change materially as a result of this alone.

Of the approximate total of capital losses of £14.3 million, approximately £8.2 million of such losses are restricted. This means that the losses arise from transactions between connected persons. Under the applicable rules, such capital losses can only be used against chargeable gains arising on a transaction between the Federal Mogul group company which incurred the capital loss and the same connected person which was party to that loss-making transaction.

Subject to that restriction, capital losses may be carried forward without limitation of time and set off against chargeable gains accruing to the company which incurred the loss. As a result of a change introduced in 2002, subject to certain conditions, it is possible to elect that a gain arising on a disposal of a chargeable asset to a person who is not a member of the Federal-Mogul corporation tax group (for these purposes, the group includes group companies which are not within the charge to United Kingdom corporation tax) should be treated as arising to another member of the Federal-Mogul United Kingdom group (for example a group company with capital losses which could be set off against that gain).

In relation to capital losses, there are no rules equivalent to the change of ownership rules described above in relation to trading losses, surplus ACT and non-trading loan relationship deficits.

g.	Unpaid Corporation Tax.

A change in ownership of a company which has been assessed to corporation tax which remains unpaid more than six months after the date of assessment may entitle the United Kingdom Revenue to collect that unpaid tax from certain other persons as described below.

Section 767A Taxes Act applies where: (a) there has been a change in ownership of a company (as defined in Section 769 (1) Taxes Act); (b) corporation tax assessed on that company for an accounting period beginning before the change remains unpaid more than 6 months after the date of assessment; and (c) any one of three specified conditions is satisfied. Those three specified conditions are: (i) at any during the period of three years before the change in ownership, the activities of a trade or business of the relevant company cease or the scale of those activities becomes small or negligible and there is no significant revival of those activities before the change in ownership occurs; (ii) at any time after the change in ownership of the relevant company, but under arrangements made before that change, the activities of a trade or business of the company cease or the scale of those activities becomes small or negligible; or (iii) at any time during the period of six years beginning three years before the change in ownership of the relevant company, there is a major change in the nature or conduct of a trade or business of that company which broadly is attributable to transfer of assets of the relevant company to a person or company described in the next following paragraph and such transfers occur during the period of three years before the change in ownership of the relevant company or, if after that change, under arrangements made before that change.

Where each of conditions (a) and (b) and any one of the conditions specified in (c)(i)-(iii) above are satisfied, the unpaid corporation tax of the relevant company may be claimed from any person who, broadly in the period up to three years prior to the relevant change controlled the relevant company as well as any company which has been controlled by any such person at any time within that period of up to three years.

The proposed acquisition by the Trust of more than 50% of the Reorganized Federal-Mogul Common Stock is very likely to constitute a change of ownership for the purposes of Section 767A. In practice, however, even if condition (b) and any of conditions (c)(i)-(iii) (as described above) are satisfied, given the wide ownership of the ultimate Federal-Mogul group holding company it is unlikely that any shareholder would be regarded as controlling any Federal-Mogul United Kingdom group company for the purposes of Sections 767A.

Accordingly, exposure would be limited to Federal-Mogul group companies. In the event that United Kingdom corporation tax were due and payable by any Federal-Mogul group company subject to United Kingdom corporation tax, it would be reasonable to suppose that to the extent that funds were available, that corporation tax would be duly discharged, (if necessary by funding from other group companies) so as to avoid any exposure for other group companies under this section.

Section 767AA imposes secondary liability for unpaid corporation tax relating to an accounting period of a company ending on or after a relevant change in ownership. For that reason, the scope of Section 767AA is not further described in this Disclosure Statement.

h.	Insurance against Asbestos Claims.

The Plan contemplates an issue of stock in Reorganized Federal-Mogul to the Trust in exchange for a subscription price that will be left outstanding and so owed to Reorganized Federal-Mogul (the “Receivable”). The Receivable would than be assigned to Reorganized T&N Limited for no consideration. In addition, the rights to the proceeds of Claims would be assigned to the Trust. Up to the balance of the retention under the Policy, Reorganized T&N Limited would satisfy such Claims (now owed by Reorganized T&N Limited to the Trust) by setting off the amount of such Claims against or out of the proceeds of repayment of the Receivable (now owed by the Trust to Reorganized T&N Limited). Claims arising against entities other than Reorganized T&N Limited would be funded by Reorganized T&N Limited assigning (or being deemed to assign) a proportion of the Receivable to that entity so that it may also satisfy such Claims by setting them off against or out of the proceeds of repayment of the Receivable.

This aspect of the Plan raises the question whether the assignment of the Receivable to Reorganized T&N Limited would cause a tax charge for Reorganized T&N Limited at the time the Receivable is assigned. If so, there would be significant tax costs to this aspect of the Plan since tax would be due before any corresponding deduction is available for the payment of the Claims. In addition, where Reorganized T&N Limited has assigned a proportion of the Receivable to other entities liable for Claims, no corresponding deduction would be available for Reorganized T&N Limited so there would be a permanent tax cost. Neither case law nor statute provides a conclusive answer to this question. In consequence, an approach was made to the Inland Revenue under the procedure detailed in its Code of Practice 10 for a binding ruling on how the Inland Revenue would seek to tax this aspect of the Plan. The conclusion of the guidance provided was that it suggests any tax charges arising should be matched at the same time by a corresponding tax deduction. Subsequent to the receipt of such guidance, the possibility of a sale by T&N Limited of its assets in connection with the performance of the Consensual Marketing Procedures has arisen. It is intended both that the precise basis for the conclusion of the guidance be clarified and the application of that conclusion to T&N Limited in the event that it were so to sell its assets and, consequently, cease to carry on its trade be confirmed with the Inland Revenue.

If the Stock Repayment Obligation were to exceed the retention under the Policy, there is some uncertainty as to the tax treatment of any such excess on receipt by T&N Limited and the deductibility of the corresponding obligation of T&N Limited to pay an amount equal to such excess to the Trust. On the basis of current case law we think the better view is that there should be no tax mismatch but there is some uncertainty.

There is some uncertainty as to whether any recovery by T&N Limited under the Hercules Policy which is contributed by T&N Limited to a Hercules-Protected Entity (other than Ferodo or GHI) so that such Hercules-Protected Entity can discharge an Asbestos Personal Injury Claim against that Hercules-Protected Entity may be brought into charge to corporation tax on income on T&N Limited without a corresponding deduction for the amount so contributed by T&N Limited to the relevant Hercules-Protected Entity.

In relation to the Code of Practice 10 application (referred to in subsection (h) above) the Inland Revenue agreed that receipts from the Stock Repayment Obligation contributed by T&N Limited to a Hercules-Protected Entity so that such Hercules-Protected Entity can discharge an Asbestos Personal Injury Claim against that Hercules-Protected Entity would not be brought into charge to corporation tax as trading receipts of T&N Limited. Similar arguments can be made to the effect that any recovery by T&N Limited under the Hercules Policy which is contributed by T&N Limited to a Hercules-Protected Entity for the same purpose should not be brought into charge to corporation tax as a trading receipt of T&N Limited.

It is intended that in the next stage of the Code of Practice 10 application, the Inland Revenue will be asked to confirm a treatment which will exclude any such charge to tax on T&N Limited. On the basis of the Inland Revenue response to the first stage of the Code of Practice 10 application, it is hoped that such confirmation will be given but no certainty as to the outcome can be provided as of the date of this Disclosure Statement.

As referred to in subsection j.(3) below, T&N Limited would acquire a base cost in the Stock Repayment Obligation equal to the market value of that Stock Repayment Obligation on its acquisition by T&N Limited. For the reasons explained in that subsection, such market value base cost may equate to the face value of the Stock Repayment Obligation. If, for the reasons also explained in that subsection, such market value base cost were to be at a discount to the face value of the Stock Repayment Obligation, then, to the extent that a receipt from the Stock Repayment Obligation were not brought into charge to corporation tax as income on T&N Limited, then a chargeable gain could be generated which would be brought into charge to corporation tax on chargeable gains on T&N Limited.

i.	Impact of Plan on Inherent Deferred Gains.

There are estimated inherent deferred chargeable gains of £365 million which have been held over into loan notes currently owned by T&N Limited. Until the loan notes are repaid, unless action is taken that constitutes an actual or deemed disposal of such loan notes for the purposes of corporation tax on chargeable gains, such as a transfer outside the UK corporate tax group, no crystallization of these inherent gains should arise.

In the event of a sale by T&N Limited in connection with the Consensual Marketing Procedures (see subsection (j) below) to a non-affiliated purchaser, such inherent deferred chargeable gains would be crystallized. The computation and possible mitigation of that liability is discussed further in subsection (j) below.

j.	Consensual Marketing Procedures for the U.K. Debtors

A sale by T&N Limited of its assets in connection with the performance of the Consensual Marketing Procedures would give rise to charges to United Kingdom tax and loss of United Kingdom tax attributes as described below.

(1)	Sale to Federal-Mogul Corporation

The purchaser on a sale by T&N Limited would be likely be a company within the same United Kingdom tax group as T&N Limited. As such, the sale would benefit from various reliefs for intra-group transfers under United Kingdom tax rules. This should result in no transactional taxes on the sale other than a charge to United Kingdom stamp duty land tax at rates up to 4% on the sale of land and buildings and United Kingdom stamp duty (or stamp duty reserve tax) at a rate of 0.5% on the sale of shares and certain securities in United Kingdom companies.

As a result of the amount of retained liabilities of T&N Limited immediately following any such sale, it is very unlikely that any carry forward trading losses of T&N Limited (estimated as of December 31, 2003 to be £177.4 million, as described in subsection (c) above) could successfully be transferred to the purchaser. Such a sale would be very likely to result in a loss to T&N Limited of such carry forward trading losses and a loss of surplus ACT by T&N Limited (estimated as of December 31, 2003 to be approximately £40 million) and by subsidiaries of T&N Limited (estimated as of December 31, 2003 to be approximately £1.3 million), as described in more detail in subsection (d) above).

A disposal of trading stock (inventory) and trade receivables should not give rise to any taxable profit provided that such assets were sold at a price no higher than book value.

Specific Treasury Consent may be required for any such sale.

(2)	Sale to Non-Affiliated Purchaser

In contrast to a sale to a company within the same United Kingdom tax group as T&N Limited, a sale to a party outside such tax group (such as a third party) would not benefit from the intra-group reliefs. Accordingly, depending on the amount and allocation of the sale price as between the assets the subject of any such sale, a charge to corporation tax on chargeable gains could arise for T&N Limited.

Additionally, the estimated inherent deferred chargeable gains of £365 million which have been held over into loan notes currently owned by T&N Limited (see subsection (i) above) would be crystallized by this sale. Based on that estimated value of £365 million, at the current rate of corporation tax of 30%, the charge to tax would be £109.5 million.

Provided that any such sale were to take place prior to any change in ownership of T&N Limited and, subject to the application of the rules of the United Kingdom shadow ACT scheme which regulate the manner in which surplus ACT can be utilised, surplus ACT of T&N Limited should be available to reduce that liability. Based on an estimated amount of surplus ACT of T&N Limited of £40 million, the potential liability would reduce from £109.5 million to £69.5 million.

Carry forward trading losses of T&N Limited would not be available further to offset such potential charge. Any loss arising to T&N Limited on the sale of the loan notes would not give rise to an allowable loss for United Kingdom tax purposes.

Any such sale would potentially give rise to balancing charges (recovery of capital allowances previously claimed) but carry forward trading losses of T&N Limited should be available to offset any such balancing charges provided that the sale were to take place prior to any change in ownership of T&N Limited.

Any carry forward trading losses and surplus ACT of T&N Limited which were not utilized on the sale would cease to be available to T&N Limited. Surplus ACT of subsidiaries of T&N Limited would also cease to be available to such subsidiaries.

Disposals of trading stock (inventory), trade receivables and loan relationship assets should not give rise to any taxable profit provided that such assets were sold at a price no higher than book value.

As in the case of any sale to an entity in the same United Kingdom tax group as T&N Limited, a charge to stamp duty land tax and stamp duty (or stamp duty reserve tax) would arise although, under the terms of the sale, such liability may be assumed by the purchaser.

Specific Treasury Consent may be required for any such sale.

(3)	Impact on Insurance Against Asbestos Claims

In the event that T&N Limited were to sell its assets (whether pursuant to a F-M Bid or otherwise) and, accordingly, permanently discontinue its trade, there is some uncertainty as to whether receipts from the Stock Repayment Obligation would be brought into charge to corporation tax on income as post-cessation receipts arising from the carrying on of the trade during any period before the discontinuance. If so brought into charge, there should be a corresponding deduction for any Asbestos Personal Injury Claim against T&N Limited discharged from such post-cessation receipt so that there would be no net taxable profit. In relation to any Asbestos Personal Injury Claim against a Hercules-Protected Entity (other than Ferodo or GHI), see below.

If receipts from the Stock Repayment Obligation are not so brought into charge to corporation tax as post-cessation receipts, the likely alternative treatment would be that such receipts would be brought into charge to corporation tax on chargeable gains of T&N Limited. If so, a taxable chargeable gain could arise for T&N Limited.

T&N Limited would acquire a base cost in the Stock Repayment Obligation equal to the market value of that Stock Repayment Obligation on its acquisition by T&N Limited. The Stock Repayment Obligation carries no interest. To the extent that the Stock Repayment Obligation would be exhausted over a relatively short period, that market value base cost may equate to the face value of the Stock Repayment Obligation. To the extent that such base cost is at a discount to the face value of the Stock Repayment Obligation, the amount of such discount less indexation relief would give rise to chargeable gains which would be brought into charge to tax on T&N Limited over the term of the Stock Repayment Obligation. No valuation of the Stock Repayment Obligation has been made for these purposes.

There is some uncertainty as to whether any recovery by T&N Limited under the Hercules Policy which is contributed by T&N Limited to a Hercules-Protected Entity (other than Ferodo or GHI) so that such Hercules-Protected Entity can discharge an Asbestos Personal Injury Claim against that Hercules-Protected Entity may be brought into charge to corporation tax on income on T&N Limited as a post-cessation receipt without a corresponding deduction for the amount so contributed by T&N Limited to the relevant Hercules-Protected Entity.

The same uncertainty would apply to a receipt from the Stock Repayment Obligation so contributed by T&N Limited to a Hercules-Protected Entity in the event that receipts from the Stock Repayment Obligation were generally brought into charge to tax as post-cessation receipts (see above).

In relation to the Code of Practice 10 application (referred to in subsection (h) above), the Inland Revenue have apparently agreed that in a case where T&N Limited is trading, receipts from the Stock Repayment Obligation contributed by T&N Limited to a Hercules-Protected Entity so that such Hercules-Protected Entity can discharge an Asbestos Personal Injury Claim against that Hercules-Protected Entity would not be brought into charge to corporation tax as trading receipts of T&N Limited.

In a case where T&N Limited has permanently discontinued its trade, similar arguments can be made to the effect that any recovery by T&N Limited under the Hercules Policy and, to the extent that receipts from the Stock Repayment Obligation are generally brought into charge to tax as post-cessation receipts, any such receipts which are contributed by T&N Limited to a Hercules-Protected Entity for the same purpose should not be brought into charge to corporation tax as post-cessation receipts on T&N Limited.

It is intended that in the next stage of the Code of Practice 10 application, the Inland Revenue will be asked to confirm a treatment which will exclude any such charge to tax on T&N Limited. On the basis of the Inland Revenue response to the first stage of the Code of Practice 10 application, it is hoped that such confirmation will be given but no certainty as to the outcome can be provided as of the date of this Disclosure Statement.

If the Inland Revenue do confirm that any receipts from the Stock Repayment Obligation are not brought into charge to corporation tax as post-cessation receipts on T&N Limited then for the reasons set out in the last paragraph of subsection h. above, such receipts could give rise to a chargeable gain which would be brought into charge to corporation tax on chargeable gains on T&N Limited.

In the event that receipts from the Stock Repayment Obligation were generally brought into charge to tax as post-cessation receipts (see above), the same uncertainty as to the tax treatment of any excess of the Stock Repayment Obligation over the retention under the Policy described in the third paragraph of subsection h. arises.

k.	Pension Payments.

Should the T&N Pension Plan Trustees vote in favor of the Plan and the Voluntary Arrangements, Reorganized T&N shall have the right to terminate the T&N Pension Plan at any time on or after April 30, 2012. If Reorganized T&N exercises this right, a cash payment will be required to be paid at the time of exercise by Reorganized T&N into the T&N Pension Plan. Should the FM Ignition Pension Plan Trustees vote in favor of the Plan and the Voluntary Arrangements and elect the “Let it Run” treatment, similar arrangements will apply for Reorganized FM Ignition. Accordingly, the statements set out below apply equally in relation to Reorganized FM Ignition and the FM Ignition Pension Plan.

On the basis that, any such payment (if made at all) would not be paid until on or after April 30, 2012 the analysis of this payment for United Kingdom tax purposes is subject to a variety of factors including (a) the possibility that there will be changes in relevant law and Inland Revenue practice by the date of the relevant payment(s); (b) the possibility that the T&N Pension Plan may have ceased to qualify as Inland Revenue exempt approved schemes by the date of the relevant payment; (c) the way in which the payment is ultimately documented and (d) the possibility that Reorganized T&N may have ceased to qualify as a trading company by the date of the relevant payment.

On the assumption, however, that (a) no changes are made to relevant law and Inland Revenue practice by the date of the relevant payment; (b) the T&N Pension Plan does not cease to qualify as an Inland Revenue exempt approved scheme by the date of the relevant payment; and (c) Reorganized T&N has not ceased to qualify as a trading company by the date of the relevant payment, then the payment could be treated in any of the following ways. If the payment is not regarded as a payment made “by way of contribution under the scheme” (which may, in part, depend on how the payment is ultimately documented) it is possible that the payment will not be allowed as a trading deduction for Reorganized T&N. If, however, the payment is properly regarded as a payment made “by way of contribution under the scheme” the payment should, to the extent that it is regarded as constituting an “ordinary annual contribution”, be allowed as a trading deduction in the accounting period in which it is paid. To the extent, however, that such payment is properly regarded as constituting a “special contribution” the tax deduction is likely to be spread over a number of accounting periods.

Should the FM Ignition Pension Plan Trustees vote in favor of the Plan and the Voluntary Arrangements and elect for the alternate “Payout” treatment Reorganized FM Ignition will makes payments to the scheme sufficient to (a) “purchase annuities to secure the benefits of all participants retired and receiving pension payments immediately before the Voluntary Arrangement Effective Date”; and (b) provide “actuarially equivalent transfer values” to non-pensioner participants. Such payments are likely to be subject to the same rules as described above.

2.	Consequences to Holders of Claims and Equity Interests.

a.	UK Tax Consequences for the Holders of Claims and Equity Interests.

The following description is a summary of certain UK tax consequences of the Plan for the Holders of Claims and Equity Interests who are the beneficial owners of Claims and Equity Interests, is not comprehensive, applies only in the circumstances described below and except where noted applies only where the holder of such a Claim or Equity interest is within the charge to UK corporation tax. Further, the description below is generally based upon the provisions of UK tax laws and UK Inland Revenue practice as at the date hereof and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those described below.

(1)	Noteholder Claims.

Under the Plan, the holders of Allowed Noteholder Claims will be entitled to receive a pro rata proportion of the Reorganized Federal-Mogul Class A Common Stock in return for which the relevant Noteholder Claims shall be discharged.

There should be no UK tax consequences for the holders of Allowed Noteholder Claims unless the Note in question is held by a company resident in the UK for tax purposes or is held by a UK permanent establishment of a company resident outside the UK in connection with that company’s trade in the UK. If so, the Noteholder may be entitled to claim bad debt relief in line with the statutory accounting treatment of that discharge provided that such relief has not already been claimed and the Noteholder is not connected with Federal-Mogul Corporation and the accounting treatment is in accordance with a mark to market or accruals basis which is authorized for tax purposes.

(2)	Convertible Subordinated Debenture Claims.

Under the Plan, the holders of Allowed Convertible Subordinated Debenture Claims will be entitled to receive a proportion of the Reorganized Federal-Mogul Class A Common Stock in return for which the relevant Convertible Subordinated Debenture Claim shall be discharged.

There should be no UK tax consequences for the holders of Allowed Convertible Subordinated Debenture Claims unless the Note in question is held by a company resident in the UK for tax purposes or is held by a UK permanent establishment of a company resident outside the UK in connection with that company’s trade in the UK. If so, the position should be as follows. The discharge of the principal amount of the loan should be treated as a capital disposal and the relevant Noteholder may realize a capital loss if the acquisition cost of the Convertible Subordinated Debenture is greater than the value of the total consideration received for the discharge, including the value of the Reorganized Federal-Mogul Class A Common Stock. Any accrued interest outstanding should represent a loan relationship and the holder of the Convertible Subordinated Debenture Claim may be entitled to claim bad debt relief in line with the statutory accounting treatment of that discharge provided that such relief has not already been claimed and the Noteholder is not connected with Federal-Mogul Corporation and the accounting treatment is in accordance with a mark to market or an accruals basis which is authorized for tax purposes.

(3)	Transfer of Warrants to Subordinated Securities Claims and/or Equity Interests.

Under the Plan, the holders of Noteholder Claims may receive Warrants that they must transfer to Class 1M, 1N and/or 1O depending upon which of those classes votes to accept the Plan.

There should be no UK tax consequences arising on any transfer of the Warrants unless the holder of the Noteholder Claims receiving and then transferring the particular Warrant is resident in the UK for tax purposes or is a UK permanent establishment of a company resident outside the UK holding the Warrant in connection with its trade in the UK. If so, the transfer of the Warrants should not trigger a charge to corporation tax on chargeable gains provided that either no consideration is received or deemed to be received for the Warrant and the transfer is not deemed to be made at market value (by virtue of the transferee and the transferor being connected) or the market value of the Warrants transferred is nil. Otherwise, the Warrant will be a chargeable asset on which a chargeable gain may arise.

(4)	Bank Claims.

Under the Plan, the Bank Claims will be discharged. There should be no UK tax consequences for the holders of Allowed Bank Claims unless the loan in question is made by a company resident in the UK for tax purposes or is made by a UK permanent establishment of a company resident outside the UK in connection with that company’s trade in the UK. If so, and provided the Bank Claims are not trade debts but loan relationships (for the purposes of chapter II of the UK’s Finance Act 1996), the holders of the Bank Claims may be entitled to claim bad debt relief in line with the statutory accounting treatment of that discharge provided that such relief has not already been claimed and the holder of the Bank Claims is not connected with Federal-Mogul Corporation and the accounting treatment is in accordance with a mark to market or an accruals basis which is authorized for tax purposes.

(5)	Holders of Equity Interests.

Under the Plan, all Equity Interests in class 1N and 1O will be extinguished. There should be no UK tax consequences when the Equity Interests are extinguished unless the holder of the Equity Interest is resident in the UK for tax purposes or is a UK permanent establishment of a company resident outside the UK holding the Equity Interest in connection with its trade in the UK. If so, the holder of the Equity Interest will (provided the Equity Interest is not held as trading stock) realize a gain or loss when the Equity Interest is extinguished by reference to its cost of acquisition and the total consideration received by the Holder for the Equity Interest.

(6)	Foreign Exchange Gains and Losses.

It may be that a holder of Noteholder Claims or Convertible Subordinated Debenture Claims suffers foreign exchange losses or makes foreign exchange gains in connection with the implementation of the Plan. Broadly, where such a loss or gain is made by a holder of Noteholder Claims or Convertible Subordinated Debenture Claims within the charge to UK corporation tax such losses or gains will be relieved or taxed in accordance with the accounting treatment of that loss or gain.

(7)	Stamp Duty.

No stamp duty or stamp duty reserve tax should arise in respect of the aspects of the Plan discussed in paragraphs (1) to (6) above.

b.	Holders of Affiliate Claims.

(1)	Cancellation of Indebtedness.

(a) Applicable Law.

(i)	Indebtedness constitutes a loan relationship.

Paragraph 5(1) Schedule 9 FA 1996 sets out the circumstances in which relief for bad and doubtful debts is allowed under the loan relationship rules.

It provides that when applying an accruals basis of accounting to certain debts it is permissible to write off sums due to the extent the debt is a bad debt, a doubtful debt is estimated to be bad or liability to pay any amount is released.

Bad debt relief is not, however, available in respect of debts between “connected” parties (paragraph 6 Schedule 9 FA 1996) unless the creditor company is in (1) insolvent liquidation, (2) insolvent administration, (3) (assuming that the Finance Bill 2004 is enacted in its current form) insolvent administrative receivership, (4) insolvent provisional liquidation or (5) overseas proceedings equivalent to any of the above.

As a result, unless any creditor company which is “connected” with the debtor company is in one of the above listed insolvency proceedings at the time of the releases or write-off, any release or write-off of sums due will not result in tax relief for the creditor company.

(ii)	Indebtedness does not constitute a loan relationship.

Section 74(1)(j) Taxes Act sets out the circumstances in which relief for bad and doubtful debts is allowed otherwise than under the loan relationship rules and in circumstances where the debt has arisen in the course of its trade.

It provides that no bad debt relief will be available except to the extent the debt is (1) a bad debt, (2) released by the creditor wholly and exclusively for the purposes of its trade as part of a “relevant arrangement or compromise” (which has the same meaning as it does for the purposes of the Section 94 Taxes Act discussed in Section XIII B.1.a.(1)(a)) or (3) a doubtful debt which is estimated to be bad which means, in the case of the bankruptcy or insolvency of the debtor, the debt except to the extent that any amounts may reasonably be expected to be received on the debt.

(b) Application to the Plan.

The tax treatment of the cancellation (in whole or in part) of any Affiliate Claims owed to United Kingdom Federal-Mogul Entities will depend on whether (a) the Claim constitutes a loan relationship and (b) the Claim is cancelled pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA.

(i)	Indebtedness constitutes a loan relationship.

It is expected that the holders of Affiliate Claims will either (a) be “connected” with the relevant debtor companies but be in administration under Part 2 of the Insolvency Act 1986 at the time of the cancellation of any Affiliate Claims or (b) not be “connected” with the relevant debtor companies as a result of the administration proceedings (for example, where a dormant company not in administration has an amount owing by a company in administration). Accordingly the relevant holders of Affiliate Claims may be entitled to claim bad debt relief to the extent that the Claim is released if it can be demonstrated that the amount became bad after the commencement of the administration.

(ii)	Indebtedness does not constitute a loan relationship.

To the extent that the relevant Affiliate Claim does not constitute a loan relationship the relevant holder of the Affiliate Claim may be able to claim bad debt relief if the debt arose in the course of its trade and either (1) the Affiliate Claim is released pursuant to either a Section 425 Companies Act 1985 scheme or to a CVA or (2) the debt can otherwise be shown to be bad or doubtful.

In order to obtain bad debt relief under either (1) or (2) above, it may be necessary to demonstrate that the Affiliate Claim balance has been treated in the same manner as similar balances with non-Affiliates.

c.	Holders of Asbestos Personal Injury Claims.

(1)	Applicable Law.

Sums paid to an individual claimant in settlement of a claim for personal injury should not be subject to UK income tax. No UK income tax should apply because the “source” of the income is the injury, pain or suffering of that person. This “source” is not covered by any of the UK income tax “Schedules” (statutory categories of taxable income for UK income tax purposes).

Similarly, compensation for personal injury, pain or suffering which is received by a person other than the individual who suffered the injury, such as a relative or personal representative of a deceased person, should not be chargeable to UK income tax.

Under section 51 (2) Taxation of Chargeable Gains Act 1992, compensation payments for any wrong or injury suffered by an individual in his person, profession or vocation are not chargeable to UK capital gains tax.

However, damages and settlement awards may nevertheless be taxed as a chargeable gain on the basis that a right to sue constitutes an asset for UK capital gains tax purposes and damages awarded in settlement of such claim is a disposal of that asset. This is the case law position based on Zim Properties v Procter [1985] STC 90.

By concession, the UK Inland Revenue will not apply the Zim principle to individuals if the underlying cause of action is a personal injury claim within section 51(2) Taxation of Chargeable Gains Act 1992 (paragraphs 7 and 12 Inland Revenue Extra Statutory Concession D33). As such, sums received in settlement of such claims should not be liable to UK capital gains tax.

The exemption in section 51(2) Taxation of Chargeable Gains Act 1992 (and the Zim concession outlined above) also extend to compensation for personal injury, pain or suffering which is received by a person other than the individual who suffered injury, such as relatives or personal representatives of a deceased person.

Except in limited circumstances (where, for example, interest is awarded by a court) interest paid on damages for personal injury, pain or suffering is generally subject to UK income tax for relevant individuals.

(2)	Application to the Plan.

Payments under the Plan to Asbestos Personal Injury Claimants with respect to damages on account of personal injuries or sickness should not be liable to UK income tax. Nor should such sums be chargeable to UK capital gains tax.

The payment of interest under the Plan to Asbestos Personal Injury Claimants is likely to be subject to UK income tax for individual claimants resident or ordinarily resident in the UK for tax purposes.

C.	U.S. Federal Income Tax Consequences to Holders of Claims.

The U.S. federal income tax consequences of the Plan to a holder of a Claim will depend upon several factors, including but not limited to: (i) the origin and nature of the holder’s Claim, (ii) whether the holder is a resident of the United States for tax purposes (or falls into any of the special classes of taxpayers excluded from this discussion as noted above), (iii) whether the holder reports income on the accrual or cash basis method, (iv) whether the holder has taken a bad debt deduction or worthless security deduction with respect to the Claim and (v) whether the holder receives distributions under the Plan in more than one taxable year. HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX TREATMENT UNDER THE PLAN OF THEIR PARTICULAR CLAIMS.

1.	In General.

a.	Overall Categorization and Treatment of Claims.

(1)	Contingent Liability Claims.

In general, the Claims can be divided into two broad categories for U.S. federal income tax purposes. The first category consists of Claims that are not treated as debt for U.S. federal income tax purposes (“Contingent Liability Claims”). Most of the Asbestos Personal Injury Claims, for example, are included in this category. The holder of a Contingent Liability Claim generally should not recognize any income, gain or loss, if at all, until actual receipt of consideration under the Plan (in the case of a cash basis taxpayer) or at such time as the holder’s right to consideration under the Plan becomes fixed and determinable (in the case of an accrual basis taxpayer). In either case, the holder generally should be treated no differently for U.S. federal income tax purposes than had the consideration been received with respect to the holder’s original Claim.

(2)	Debt Claims.

The second category of Claims consists of Claims that are treated as debt obligations for U.S. federal income tax purposes (“Debt Claims”). This category would include, among other Claims, Bank Claims and Noteholder Claims. The exchange or discharge of a Debt Claim under the Plan will be treated as one of three possible transactions for U.S. federal income tax purposes: a continuation of the Debt Claim, a “recapitalization” or a fully taxable transaction.

(a) Continuation of the Debt Claim.

A holder of a Debt Claim who receives (or maintains) an obligation of the Debtors under the Plan that does not differ significantly from the original Claim generally should not have a taxable event for U.S. federal income tax purposes. Treasury Regulations under IRC Section 1001 define with more specificity when a modification to a Debt Claim constitutes a significant modification. Examples of significant modifications include, but are not limited to, changes in the yield of a debt instrument by more than a certain threshold; changes in the timing of payments if it results in a material deferral of scheduled payments; substitution of a new obligor or a change in payment expectations in certain circumstances; and certain changes in the nature of a debt instrument. See also the discussion in XIII(A)(1)(b)(3) above.

(b) Recapitalization.

Recapitalization treatment will apply to any Debt Claim that constitutes a “security” for U.S. federal income tax purposes (a “Tax Security”) that is exchanged in whole or in part for another Tax Security or for Reorganized Federal-Mogul Common Stock and Warrants, if any. There is no precise definition under the U.S. tax law of a Tax Security and all facts and circumstances pertaining to the origin and character of the claim are relevant to the determination. Courts have generally held that corporate debt obligations evidenced by written instruments with original terms to maturity of ten years or more constitute Tax Securities, while corporate debt obligations with original terms to maturity of five years or less generally do not. The cases are unsettled with respect to corporate debt obligations with original terms to maturity between five and ten years. While the term of a note is an important factor, it is not necessarily determinative. Other relevant factors include the degree of participation and continuing interest, and the extent of proprietary interest as opposed to the similarity of the obligation to a cash payment. Thus, debt obligations with maturities of more or less than five years may constitute Tax Securities if they represent a continuing interest in the enterprise, or, if at issuance, payment on the obligation is sufficiently uncertain.

A Holder of a Tax Security subject to recapitalization treatment (i) will not be entitled to recognize any loss realized as a result of the exchange of the Tax Security, including the Warrants and (ii) will recognize any gain realized, but only to the extent of any “boot” received. “Boot” for these purposes includes any cash and the fair market value of any property other than Reorganized Federal-Mogul Common Stock and Warrants and new Tax Securities (but only to the extent the principal amount of the new Tax Security does not exceed the principal amount of the Tax Security surrendered). Further, nonrecognition will not apply to the extent Reorganized Federal-Mogul Common Stock and Warrants or new Tax Securities are received for accrued interest. As described below under the heading “Distributions in Discharge of Accrued but Unpaid Interest”, there is no assurance that the IRS will respect the allocation of distributions in respect of Allowed Claims first to principal. The determination of the amount of gain or loss realized is described below in Section XIII (C)(1)(b), “Amount Realized; Issue Price of New Debt Obligations.”

A Holder’s initial aggregate tax basis in Reorganized Federal-Mogul Common Stock and Warrants and any new Tax Securities received in the exchange will be equal to such Holder’s adjusted tax basis in the Tax Securities exchanged therefor, increased by any gain recognized on the exchange, and decreased by the amount of cash and boot received. In general, the Holder’s holding period for the Reorganized Federal-Mogul Common Stock and the Warrants and any new Tax Securities received will include the Holder’s holding period for the Tax Securities exchanged, except to the extent the Reorganized Federal-Mogul Common Stock and the Warrants or Tax Securities were received in respect of a claim for accrued interest.

(c) Fully Taxable Transaction.

If a Debt Claim is exchanged or discharged under the Plan other than through a continuation of the Debt Claim or a recapitalization as described above, the exchange or discharge will generally constitute a fully taxable transaction to the holder and any gain or loss realized as a result of the exchange or discharge will be recognized. The determination of the amount of gain or loss realized is described below in Section XIII(C)(1)(b), “Amount Realized; Issue Price of New Debt Obligations.”

A holder’s aggregate tax basis for any consideration received in a fully taxable transaction will generally equal the amount realized in the exchange (less any amount allocable to interest as described below). A holder’s holding period for any non-cash consideration received under the Plan will generally begin on the day following the receipt of such consideration.

b.	Amount Realized; Issue Price of New Debt Obligations.

A holder whose Debt Claim is exchanged or discharged pursuant to a recapitalization or a fully taxable transaction (including a deemed exchange resulting from a significant modification) will realize gain or loss equal to the difference between (i) the “amount realized” in respect of the Claim and (ii) the holder’s tax basis therein. The amount realized generally will equal the sum of the cash, the “issue price” of any new debt instruments and the fair market value of any other property (including Reorganized Federal-Mogul Common Stock and Warrants), less any amounts allocable to interest. For a discussion of the fair market value of the Reorganized Federal-Mogul Common Stock, see Section XIII(A)(1)(c)(1) above. As noted above, a holder whose exchange or discharge constitutes a recapitalization will not recognize any loss realized and will only recognize any gain realized to the extent of boot received.

The “issue price” of a debt instrument is generally equal to its stated principal amount if neither the debt instrument nor the Debt Claim for which it is exchanged is considered to be “publicly traded” within the meaning of the original issue discount (“OID”) rules of the IRC within a short period before or after the Effective Date of the Plan. Otherwise, such issue price will be its actual fair market value, as determined by such public trading. The OID rules of the IRC define “publicly traded” to include (i) listing on a major securities exchange; (ii) trading in an interbank market; (iii) appearance on a quotation medium that provides a reasonable basis to determine fair market value by dissemination of either recent price quotations of identified brokers, dealers or traders, or actual prices of recent sales transactions; or (iv) in certain circumstances, being readily quotable by dealers, brokers or traders.

c.	Distributions in Discharge of Accrued but Unpaid Interest.

Pursuant to the Plan, distributions received in respect of Allowed Claims will be allocated first to the principal amount of such Allowed Claims, with any excess allocated to accrued but unpaid interest. However, there is no assurance that the

IRS will respect such allocation for U.S. federal income tax purposes. Holders of Allowed Claims not previously required to include in their taxable income any accrued but unpaid interest on an Allowed Claim may be treated as receiving taxable interest, to the extent any consideration received under the Plan is allocable to such accrued but unpaid interest. Holders previously required to include in their taxable income any accrued but unpaid interest on an Allowed Claim may be entitled to recognize a deductible loss, to the extent that such accrued but unpaid interest is not satisfied under the Plan. Holders should consult their own tax advisors concerning the allocation of consideration received in satisfaction of their Allowed Claims and the U.S. federal income tax treatment of accrued but unpaid interest.

d.	Character of Gain or Loss.

The character of any gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss recognized by a holder of Allowed Claims under the Plan will be determined by a number of factors, including, but not limited to, the status of the holder, the nature of the Allowed Claim in such holder’s hands, the purpose and circumstances of its acquisition, the holder’s holding period of the Allowed Claim, the extent to which the holder previously claimed a loss, bad debt deduction or charge to a reserve for bad debts with respect to the Allowed Claim, whether the Allowed Claim is subject to mark-to-market accounting in the hands of the holder and whether the holder is deemed to receive any consideration with respect to such Claim. In this regard, IRC Section 582(c) provides that the sale or exchange of a bond, debenture, note or certificate, or other evidence of indebtedness by a bank or certain other financial institutions, will not be considered the sale or exchange of a capital asset. Accordingly, any gain recognized by such creditors as a result of the implementation of the Plan will be ordinary income.

In general, if a creditor holds a Debt Claim as a capital asset, any gain recognized with respect to such Claim should be classified as capital gain, except to the extent of interest (including accrued market discount, if any, as described below), and any loss required to be recognized should be classified as capital loss. Such gain or loss will be treated as long-term capital gain with respect to Debt Claims for which the creditor’s holding period is more than one year. There is a favorable tax rate applied to long-term capital gains for non-corporate holders. Any capital losses realized generally may be used by a corporate holder only to offset capital gains, and by an individual holder only to the extent of capital gains plus $3,000 of other income.

e.	Bad Debt and/or Worthless Securities Deduction.

A holder who under the Plan receives no consideration in respect of its Claim (such as a holder of a Subordinated Securities Claim) may be entitled in the year of receipt or in an earlier year to a bad debt deduction under IRC Section 166(a) (generally in the case of a holder that is a financial institution) or a worthless securities deduction under IRC Section 165(g). However, the Treasury Regulations under IRC Section 165(g) do not permit a deduction for partial worthlessness of securities held as a capital asset. In the case of Debt Claims satisfied with Reorganized Federal-Mogul Common Stock, a subsequent disposition of such stock generally requires the recognition of ordinary income to the extent of any previous bad debt deduction taken under IRC Section 166 under a recapture rule.

f.	Market Discount.

Generally, a “market discount” bond is one acquired after its original issuance for less than the issue price of such bond plus the aggregate amount, if any, of OID includable in the income of all holders of such bond before such acquisition, provided the amount of market discount is not de minimis. Generally, gain realized on the disposition of a market discount bond (or on the disposition of property acquired in exchange for such bond in certain non-taxable exchanges) will be treated as ordinary income to the extent of “accrued market discount” at the time of such disposition (determined using either constant interest or ratable daily accrual). The market discount rules will also apply in the case of stock or a Tax Security acquired pursuant to a non-taxable exchange of a market discount obligation. Under these rules, any accrued market discount not treated as ordinary income upon an exchange of a Debt Claim in a recapitalization should carry over to the Reorganized Federal-Mogul Common Stock, the Warrants, or Tax Security received in the exchange. For example, on the disposition of such Reorganized Federal-Mogul Common Stock, any gain recognized generally would be treated as ordinary income to the extent of the amount of accrued market discount carried over to such stock.

g.	Interest.

The taxation of interest on a debt instrument depends on whether the interest is “qualified stated interest” (as defined below). Interest that is qualified stated interest is includable in a holder’s income as ordinary income when actually or constructively received (if such holder uses the cash method of accounting for U.S. federal income tax purposes) or when accrued (if such holder uses an accrual method of accounting for U.S. federal income tax purposes). Interest that is not qualified stated interest is includable in a holder’s income under the rules governing OID noted in Section XIII(C)(1)(b) above and described more fully below, regardless of such holder’s method of accounting.

Interest is “qualified stated interest” if the interest is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or at a single qualified floating rate or single objective rate. If a floating rate debt instrument that qualifies as a “variable rate debt instrument” (as defined in applicable Treasury Regulations) provides for interest other than at a single qualified floating rate or single objective rate, special rules apply to determine the portion of such interest that is treated as though it were qualified stated interest. A floating rate debt instrument that is not a variable rate debt instrument will be taxable under the rules applicable to contingent payment debt instruments (the “Contingent Payment Debt Regulations”).

h.	OID.

OID is the excess of a debt instrument’s “stated redemption price at maturity” over its issue price (as determined in Section XIII(C)(1)(b) above) by more than a statutory de minimis amount. A debt instrument’s “stated redemption price at maturity” is the sum of all payments provided by the debt instrument (whether designated as interest or as principal) other than payments of qualified stated interest as described in Section XIII(C)(1)(g) above.

Holders of debt instruments with OID generally will be required to include such OID in income as it accrues in accordance with a constant yield method, regardless of their regular method of tax accounting. As a result, holders of debt instruments with OID generally will recognize taxable income in advance of the receipt of cash payments attributable to such income.

i.	Installment Method.

IRC Section 453 permits a taxpayer to report gain on the sale of property on the installment method (including, apparently, accrued market discount that would be characterized as ordinary income when payments are received), provided at least one payment is received after the year in which the taxable exchange occurs and the taxpayer is not considered a dealer in such property, unless the taxpayer elects to report the gain currently. Installment reporting, however, would not be available if either the Debt Claim sold (or deemed sold) or the new Debt Claim received is publicly traded. Even if a taxpayer may defer recognized gain under the installment method, the resulting deferred tax liability may be subject to a special interest charge under IRC Section 453A. Holders of Claims considering the use of the installment method with respect to consideration received pursuant to the Plan should consult their tax advisor.

2.	Holders of Specific Claims.

a.	Noteholder Claims.

The tax consequences of the Plan to a holder of a Noteholder Claim will depend, in part, on whether the Claim constitutes a Tax Security as described in Section XIII(C)(1)(a)(2)(b) above. Federal-Mogul’s 7.875% Notes due in 2010 should be considered Tax Securities because their term is longer than ten years. Federal-Mogul’s 8.8% Senior Notes due in 2007, 7.5% Notes due in 2009, and 7.75% Notes due in 2006 have maturities ranging from eight to ten years, while Federal-Mogul’s 7.5% Notes due in 2004 and 7.375% Notes due in 2006 have terms of six and seven years, respectively. The Medium-Term Notes have terms ranging from five to ten years. Other factors besides the term of a debt instrument, including factors of risk, control, and degree of participation and continuing interest in the business, are relevant in determining whether debt instruments with maturities of between five and ten years constitute securities. Based on applicable authority and all the facts and circumstances surrounding their issuance, Federal-Mogul’s Notes with maturities ranging from eight to ten years (which includes the 8.8% Senior Notes due in 2007, 7.5% Notes due in 2009, 7.75% Notes due in 2006, and certain Medium-Term Notes) should likely be treated as Tax Securities for U.S. federal income tax purposes. Federal-Mogul’s Notes with terms of less than eight years (which includes the 7.5% Notes due in 2004, 7.375% Notes due in 2006, and certain Medium-Term Notes) may or may not constitute Tax Securities.

Under the Plan, holders of Convertible Subordinated Debentures will be entitled to receive a pro rata portion of the Reorganized Federal-Mogul Common Stock; however, due to previously agreed to contractual subordination provisions governing the Convertible Subordinated Debentures, such stock will be distributed directly to, and for the sole benefit of, the holders of Noteholder Claims. Thus, the holders of Convertible Subordinated Debentures will retain no consideration under the Plan, and for purposes of the discussion herein, the Convertible Subordinated Debentures are considered to have been extinguished for no consideration.

Pursuant to the Plan, the holders of Noteholder Claims and the holders of Asbestos Personal Injury Claims will receive Warrants and will subsequently transfer the Warrants to the holders of Subordinated Securities Claims in Class 1N and/or to the holders of Equity Interests in Class 1M or 1O, subject to certain voting requirements. Also, under the Plan, the holders of Noteholder Claims will receive newly issued stock in Federal-Mogul Piston Rings, Inc. and will immediately thereafter transfer such stock to Federal-Mogul Powertrain, Inc. whose Equity Interests in Class 2P will be extinguished on the Effective Date.

The U.S. federal income tax consequences to the holders of Noteholder Claims of the receipt and subsequent transfer of the Warrants and stock in Federal-Mogul Piston Rings, Inc. is uncertain. Because the holders of Noteholders Claims will have momentary ownership of the stock in Federal-Mogul Piston Rings, Inc. and such momentary ownership has a business purpose that is not inconsistent with the fact that Federal Mogul Powertrain, Inc. never relinquished beneficial ownership of Federal Mogul Piston Rings, Inc., it is likely that the receipt of such property by the holders of Noteholder Claims will be disregarded under U.S. tax law as having no independent economic significance. On the other hand, the momentary ownership of the Warrants by the holders of Noteholder Claims (assuming Class 1M, 1N and/or 1O vote to accept the Plan) is not likely to be disregarded because such transitory ownership (i.e., receipt and immediate subsequent transfer) reflects a transaction that has independent economic significance. The discussion below assumes that such tax treatments are appropriate, but there can be no assurance that the IRS will not take a contrary position. Holders of Noteholder Claims should consult their tax advisors with respect to the federal income tax treatment of the receipt of Warrants and stock in Federal-Mogul Piston Rings, Inc.

(1)	Allocation of Consideration.

As noted in Section XIII(C)(1)(c) above, under the Plan, the allocation of consideration received in respect of Allowed Claims (including Noteholder Claims) will be made first to principal and then to accrued but unpaid interest. Holders of Noteholder Claims receiving Reorganized Federal-Mogul Common Stock and the Warrants, if any, as consideration for accrued but unpaid interest on such Claims who have not previously included such interest in income would recognize ordinary interest income equal to the fair market value of such stock and the Warrants, if any, while those holders who had previously included such interest in income would receive the Reorganized Federal-Mogul Common Stock and the Warrants, if any, tax-free and have a simultaneous offsetting ordinary bad debt deduction to the extent such accrued but unpaid interest is not satisfied.

(2)	Noteholder Claims Constituting Tax Securities.

To the extent that consideration is not attributable to accrued but unpaid interest, holders of Noteholder Claims constituting Tax Securities who receive Reorganized Federal-Mogul Common Stock and the Warrants, if any, in satisfaction of such Claims under the Plan generally will recognize no gain and will not be permitted to recognize any loss on the exchange. Any accrued market discount attributable to such Claims and not previously included in income would carry over to the Reorganized Federal-Mogul Common Stock and the Warrants received and will be treated as ordinary income upon disposition of such interests. A holder’s aggregate tax basis in the Reorganized Federal-Mogul Common Stock and the Warrants received under the Plan in respect of such a Claim will generally equal the holder’s adjusted basis in such Claim. The holding period for the Reorganized Federal-Mogul Common Stock and Warrants received will generally include the holding period of the Claim surrendered therefor.

(3)	Noteholder Claims Not Constituting Tax Securities.

To the extent that consideration is not attributable to accrued but unpaid interest, holders of Noteholder Claims not constituting Tax Securities will recognize gain or loss equal to the amount realized under the Plan in respect of their Claims, less their respective tax bases in their Claims. The amount realized for this purpose will generally be equal to the fair market value of the Reorganized Federal-Mogul Common Stock and the Warrants, if any, received under the Plan in respect of their Claims.

The holder’s aggregate tax bases in the Reorganized Federal-Mogul Common Stock and the Warrants, if any, received under the Plan will generally equal the amount realized and the holding period for such interests will generally begin on the day following receipt of such interests. For a discussion of the character of any recognized gain or loss on such taxable exchange, see Section XIII(C)(1)(d) above.

(4)	Transfer of Warrants to Subordinated Securities Claims and/or Equity Interests.

If the holders of Subordinated Securities Claims in Class 1N and/or the holders of Equity Interests in Class 1M or 1O vote to accept the Plan, the holders of the Noteholder Claims will receive Warrants which they must thereafter transfer to Class 1M, 1N and/or 1O, as appropriate, depending upon which of those classes has voted to accept the Plan. Such transfer may be treated as a taxable exchange for the holders of the Noteholder Claims. If the holders of Noteholder Claims acquired Warrants in exchange for Noteholder Claims that did not constitute Tax Securities (see Section XIII(C)(2)(a)(3) above), such holders should not recognize any additional gain or loss on the subsequent transfer of Warrants. If the holders of Noteholder Claims acquired the Warrants in exchange for Noteholder Claims that did constitute Tax Securities (see Section XIII(C)(2)(a)(2) above), such holders may recognize a taxable capital gain to the extent the value of the Warrants, determined as of the Effective Date, exceeds such holders’ tax basis in the Warrants determined as set forth in Section XIII(C)(2)(a)(2) above. In addition, if such holders’ tax basis in the Warrants exceeds the value of such Warrants as of the Effective Date, the holder may not claim an immediate capital loss, but such realized loss would likely be added to the adjusted tax basis that the holder has in the Reorganized Federal-Mogul Common Stock.

b.	Bank Claims.

Holders of Bank Claims receiving consideration for accrued but unpaid interest on such Claims who have not previously included such interest in income would recognize ordinary interest income, while those holders who had previously included such interest in income would receive such consideration tax-free and have a simultaneous offsetting ordinary bad debt deduction to the extent such accrued but unpaid interest is not satisfied.

To the extent that consideration is not attributable to accrued but unpaid interest, holders of Bank Claims (which do not constitute Tax Securities) will recognize gain or loss equal to the amount realized under the Plan in respect of their Claims less their respective tax bases in their Claims. The amount realized for this purpose will generally equal the sum of the cash, the issue price of new debt and the fair market value of any other consideration received under the Plan in respect of their Claims. For a discussion of the character of any recognized gain or loss on such taxable exchange, see Section XIII(C)(1)(d) above.

(1)	Term Loans.

The Bank Claims and the Reorganized Federal-Mogul Secured Term Loans issued in partial satisfaction of such Claims are likely to be treated as publicly traded property within the meaning of Treasury Regulation Section 1.1273-2. Accordingly, the issue price of the Reorganized Federal-Mogul Secured Term Loans is expected to be their fair market value. Assuming the Reorganized Federal-Mogul Secured Term Loans are valued consistently with the valuation analysis of the Reorganized Federal-Mogul Secured Term Loans performed by Jefferies, the issue price of such Term Loans will be less than their stated redemption price at maturity, such that the Reorganized Federal-Mogul Secured Term Loans will be treated as having OID. Moreover, based on the facts at the relevant time, the Reorganized Federal-Mogul Secured Term Loans could become subject to the applicable high yield discount obligation (“AHYDO”) provisions of IRC Section 163(e)(5), affecting the timing and amount of interest deductions by the Debtor. Holders of the Reorganized Federal-Mogul Secured Term Loans generally will be required to include OID in income to the extent the yield to maturity of the Reorganized Federal-Mogul Secured Term Loans for the relevant period multiplied by their adjusted issue price exceeds the “qualified stated interest” for the relevant period. See Sections XIII(C)(1)(b) and (h) above.

Reorganized Federal-Mogul will be entitled to redeem all or a portion of the Reorganized Federal-Mogul Secured Term Loans at any time. In addition, the Reorganized Federal-Mogul Secured Term Loans provide for interest to be paid quarterly at a rate equal to the London Interbank Offered Rate (“LIBOR”) plus a percentage spread above LIBOR that increases periodically beginning January 1, 2007. (Dates used in this discussion are based on the assumption that the Effective Date will occur not later than March 31, 2005.) Treasury Regulations under the OID rules generally define a variable rate debt instrument (“VRDI”) to include a debt instrument that has stated interest that is payable unconditionally at least annually at one or more qualified floating rates. A qualified floating rate generally includes a designated interest index, such as LIBOR, plus percentage points. It appears that the Reorganized Federal-Mogul Secured Term Loans bear interest at multiple qualified floating rates and consequently should qualify as VRDIs for U.S. federal income tax purposes.

For purposes of determining whether a VRDI has OID, the OID rules generally applicable to fixed rate debt instruments apply. For this purpose, “qualified stated interest” with respect to a qualified floating rate on a VRDI is determined by assuming that the variable rate is a fixed rate equal to the value of the qualified floating rate on the issue date. The amount of qualified stated interest and OID accruals on the Reorganized Federal-Mogul Secured Term Loans are determined by constructing an equivalent fixed rate debt instrument and substituting an appropriate fixed rate (in the manner described in the immediately preceding sentence) for each variable rate provided for under its terms. If necessary, adjustments are made for the actual variable rates during the applicable accrual period. The application of these rules to the Reorganized Federal-Mogul Secured Term Loans generally should result in the increases to the fixed amount of interest beginning January 1, 2007 being treated as producing OID (in addition to the OID attributable to the issue price being less than the principal amount of the Reorganized Federal-Mogul Secured Term Loans), with the remaining interest payable on the Reorganized Federal-Mogul Secured Term Loans being treated as qualified stated interest. Thus, a holder of the Reorganized Federal-Mogul Secured Term Loans may be required to report interest (OID plus qualified stated interest) in amounts exceeding the stated interest paid on the Reorganized Federal-Mogul Secured Term Loans.

The OID rules also provide special rules for determining the yield and maturity of a debt instrument with “alternative payment schedules” arising, for example, from an issuer call right. Under these rules, an issuer is deemed to exercise or not exercise any call rights in a manner that minimizes the yield on the debt instrument as among the possible alternative payment schedules. It is presumed that Reorganized Federal-Mogul would not exercise its call rights prior to January 1, 2007, because this presumption has the effect of minimizing the yield on the Reorganized Federal-Mogul Secured Term Loans due mainly to the amount of OID on the Reorganized Federal-Mogul Secured Term Loans.

(2)	Reorganized Federal-Mogul Junior Secured PIK Notes.

Because the Reorganized Federal-Mogul Junior Secured PIK Notes will be issued in partial satisfaction of the Bank Claims, which are likely to be treated as publicly traded, and because the Reorganized Federal-Mogul Junior Secured PIK Notes are likely to be treated as publicly traded, the issue price of the Reorganized Federal-Mogul Junior Secured PIK Notes is expected to be their fair market value. Assuming the Reorganized Federal-Mogul Junior Secured PIK Notes are valued consistently with the valuation analysis of the Reorganized Federal-Mogul Junior Secured PIK Notes performed by Jefferies, the issue price of such PIK Notes will be less than their stated redemption price at maturity, such that the Reorganized Federal-Mogul Junior Secured PIK Notes will be treated as having OID. As set forth below, Reorganized Federal-Mogul intends to report such OID plus stated interest under the Contingent Payment Debt Regulations.

The Reorganized Federal-Mogul Junior Secured PIK Notes provide for interest to be paid both in cash and in-kind until the earlier of December 31, 2009 or the end of any fiscal quarter in which certain financial targets are achieved, after which interest at a lower rate would be paid solely in cash. Because the amount and timing of payments to be made under the Reorganized Federal-Mogul Junior Secured PIK Notes are contingent and because the Bank Claims (for which the Reorganized Federal-Mogul Junior Secured PIK Notes are issued in partial satisfaction) are likely to be treated as publicly traded property, Federal-Mogul intends to treat the Reorganized Federal-Mogul Junior Secured PIK Notes as debt instruments subject to the “noncontingent bond method” of the Contingent Payment Debt Regulations, using the comparable yield (as defined below) compounded semiannually and the projected payment schedule (as defined below) determined by Federal-Mogul. The remainder of this discussion assumes that this treatment is correct.

The Plan Proponents believe the Reorganized Federal-Mogul Junior Secured PIK Notes issued in partial satisfaction of the Bank Claims will constitute AHYDOs for United States federal income tax purposes. A debt instrument is an AHYDO if, among other requirements, its yield to maturity is at least five percentage points above the applicable federal rate (“AFR”) as of the Effective Date and it has significant OID (in general, where there is unamortized OID at the end of any accrual period ending after the fifth year from the Effective Date that exceeds interest paid plus an amount equal to the yield to maturity multiplied by the issue price). If the Reorganized Federal-Mogul Junior Secured PIK Notes are treated as AHYDOs, (i) a portion of the interest deduction otherwise allowable as OID would be disallowed, (ii) corporate holders of the Federal-Mogul Junior Secured PIK Notes should receive a dividend received deduction equal to the disqualified portion of the OID (provided, however, that a dividend received deduction will only be allowed if Reorganized Federal-Mogul has sufficient earnings and profits), and (iii) the balance of such interest deduction would be deferred until actually paid. For this purpose, the issuance of additional Federal-Mogul Junior Secured PIK Notes will not be treated as the actual payment of OID.

Neither the AHYDO rules nor the Contingent Payment Debt Regulations contain any guidance as to how the AHYDO rules apply to a contingent payment debt instrument, however Federal-Mogul intends to take the position that the AHYDO rules apply to the Federal-Mogul Junior Secured PIK Notes. Accordingly, Reorganized Federal-Mogul will not deduct for United States federal income tax purposes OID accrued on the Reorganized Federal-Mogul Junior Secured PIK Notes until such time as it actually pays such OID, and a portion of the interest deduction otherwise allowable as OID may be permanently disallowed.

In accordance with the rules set forth in the Contingent Payment Debt Regulations, holders of the Reorganized Federal-Mogul Junior Secured PIK Notes will be required to include OID in income as follows, regardless of their regular method of tax accounting, which may exceed the stated interest paid on the Reorganized Federal-Mogul Junior Secured PIK Notes. Moreover, the distribution by Reorganized Federal-Mogul of additional debt instruments pursuant to the terms of the Reorganized Federal-Mogul Junior Secured PIK Notes will not be considered a payment on the original debt instrument.

First, Reorganized Federal-Mogul is required to determine, as of the issue date, the comparable yield for the contingent payment debt instrument. The comparable yield is generally the yield at which Reorganized Federal-Mogul would issue a fixed rate debt instrument with terms and conditions similar to those of the contingent payment debt instrument (including the level of subordination, term, timing of payments and general market conditions) but not taking into consideration the risk of the contingencies or the liquidity of the contingent payment debt instrument. Further, the comparable yield may not be less than the AFR. Based on information current as of the date of this Disclosure Statement (which may change by the time the Reorganized Federal-Mogul Junior Secured PIK Notes as issued), Reorganized Federal-Mogul intends to take the position that the comparable yield for the Reorganized Federal-Mogul Junior Secured PIK Notes is approximately 12.25%, compounded semiannually. The precise manner of calculating the comparable yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could differ materially from the comparable yield provided above.

Second, solely for tax purposes, Reorganized Federal-Mogul constructs a projected schedule of payments determined under the Contingent Payment Debt Regulations for the contingent payment debt instrument (the “Schedule”). The Schedule is determined as of the issue date and generally remains in place throughout the term of the contingent payment debt instrument. If a right to a contingent payment is based on market information, the amount of the projected payment is the forward price of the contingent payment. If a contingent payment is not based on market information, the amount of the projected payment is the expected value of the contingent payment as of the issue date. The Schedule must produce the comparable yield determined as set forth above. Otherwise, the Schedule must be adjusted under the rules set forth in the Contingent Payment Debt Regulations.

Third, under the usual rules applicable to debt instruments issued with OID and based on the Schedule, the interest income on the contingent payment debt instrument for each accrual period is determined by multiplying the comparable yield of the contingent payment debt instrument (adjusted for the length of the accrual period) by the contingent payment debt instrument’s adjusted issue price at the beginning of the accrual period (determined under rules set forth in the Contingent Payment Debt Regulations). The amount so determined is then allocated on a ratable basis to each day in the accrual period that the holder held the contingent payment debt instrument. The adjusted issue price of a debt instrument at the beginning of the first accrual period is its issue price. Thereafter, the adjusted issue price of the debt instrument is its issue price, increased by the amount of OID previously includable in the gross income of any beneficial owner and decreased by the amount of any payment previously made on the debt instrument other than a payment of qualified stated interest.

Fourth, appropriate adjustments are made to the interest income determined under the foregoing rules to account for any differences between the Schedule and actual contingent payments. Under the rules set forth in the Contingent Payment Debt Regulations, interest income is generally increased (or decreased) if the actual contingent payment is more (or less) than the projected payment. Differences between the actual amounts of any contingent payments made in a calendar year and the projected amounts of such payments are generally aggregated and taken into account, in the case of a positive difference, as additional interest income, or, in the case of a negative difference, first as a reduction in interest income for such year and thereafter, subject to certain limitations, as ordinary loss.

The Contingent Payment Debt Regulations require Reorganized Federal-Mogul to provide each beneficial owner of a contingent payment debt instrument with the Schedule. If Reorganized Federal-Mogul does not create the Schedule or the Schedule is unreasonable, a holder must set its own projected payment schedule and explicitly disclose the fact that the holder’s schedule is being used and the reason therefor. Unless otherwise prescribed by the IRS, the holder must make such disclosure on a statement attached to the holder’s timely filed U.S. federal income tax return for the taxable year in which the contingent payment debt instrument was acquired. The comparable yield and the Schedule are not determined for any purpose other than for the determination of a holder’s interest accruals and adjustments thereof in respect of the Reorganized Federal-Mogul Junior Secured PIK Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Reorganized Federal-Mogul Junior Secured PIK Notes.

The application of the Contingent Payment Debt Regulations to the Reorganized Federal-Mogul Junior Secured PIK Notes is uncertain in several respects, and, as a result, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the Reorganized Federal-Mogul Junior Secured PIK Notes. In particular, a holder might be required to accrue interest income at a higher or lower rate and might have an adjusted tax basis in the Reorganized Federal-Mogul Junior Secured PIK Notes that is materially different than discussed herein. Holders should consult their tax advisors concerning the tax treatment of holding and disposing of the Reorganized Federal-Mogul Junior Secured PIK Notes.

c.	Subordinated Securities Claims.

Assuming the Subordinated Securities Claims arise from securities that the holder previously sold and the securities were held as a capital asset by the holder, the holder should generally recognize a capital gain equal to the amount realized under the Plan. Subject to the risk set forth below, the amount realized for this purpose will generally equal the fair market value of the Warrants received plus the amount of the insurance proceeds. The IRS could assert that the fair market value of the Warrants is not attributable to the exchange of the Claims but is attributable to acquiring the vote of Class 1N which is an ordinary income asset. As a result, a holder of these Claims would recognize ordinary income in the amount of the fair market value of the Warrants and recognize a capital gain with respect to the transfer of Claims taking into account insurance proceeds as the only amount realized.

d.	Asbestos Personal Injury Claims.

Payments under the Plan to Asbestos Personal Injury Claimants with respect to damages on account of personal injuries or sickness will not be includable in such Asbestos Personal Injury Claimants’ gross income under IRC Section 104. However, to the extent payments under the Plan to an Asbestos Personal Injury Claimant are attributable to interest or medical expense deductions allowed under IRC Section 213 for a prior taxable year, such payments will be taxable as ordinary income to such Claimant.

If the holders of Subordinated Securities Claims in Class 1N and/or the holders of Equity Interests in Class 1M or 1O vote to accept the Plan, the holders of the Asbestos Personal Injury Claims will receive Warrants which they must thereafter transfer to Class 1M, 1N and/or 1O, as appropriate, depending upon which of those classes voted to accept the Plan. The Trust should have no adverse U.S. federal tax consequences on the transfer of the Warrants to Class 1M, 1N, and/or 1O.

e.	Reinstated Claims.

Holders should not generally recognize gain, loss, or other taxable income or deduction upon the reinstatement of their Claims under the Plan. Taxable income may, however, be recognized by such holders if they are considered to receive interest, damages, or other income in connection with the reinstatement of their Claims, or if such reinstatement is considered for tax purposes to be a significant modification of the Claim. This category of claims includes Other Secured Claims, Environmental Claims, Employee Benefit Claims and Bonded Non-Asbestos Claims.

D.	U.S. Tax Consequences to Holders of Equity Interests.

Pursuant to the Plan, all Equity Interests in Classes 1M and 1O will be extinguished. If, among other things, Class 1M (holders of existing preferred stock of Federal-Mogul) and/or Class 1O (holders of existing common stock of Federal-Mogul) vote to accept the Plan, the holders of Noteholder Claims and the holders of Asbestos Personal Injury Claims will receive Warrants and will thereafter transfer such Warrants to Class 1M and/or 1O, as appropriate, depending upon whether one or both Classes voted in favor of the Plan.

The tax consequences of the receipt of Warrants by the holder of an Equity Interest in Federal-Mogul are uncertain. As described in Section XIII(C)(2)(a) above, it is likely that the IRS would take the position that the Warrants are received by the holders of Noteholder Claims and Asbestos Personal Injury Claims in an independent transaction and then transferred to each holder of an Equity Interest in exchange for a favorable vote on the Plan. Under this approach, (i) the fair market value of the Warrants received by a holder of an Equity Interest would be required to be included as ordinary income by such holder, (ii) the holder’s basis in the Warrants would be the fair market value of the Warrants at the time received, (iii) the holder’s holding period for the Warrants would begin on the date the Warrants are received and (iv) the holder would be entitled to a loss with respect to such holder’s Equity Interest as described in the last paragraph of this section.

It is also possible that the momentary ownership of the Warrants by the holders of Noteholder Claims and Asbestos Personal Injury Claims may be ignored and the Warrants may be treated as having been received by each holder in exchange for such holder’s Equity Interest. Under this view, a holder of an Equity Interest will recognize gain or loss equal to the difference between the fair market value of the Warrants received by such holder and the holder’s tax basis in the existing Federal-Mogul common or preferred stock. In general, if the holder held the Equity Interest as a capital asset, the gain or loss will be treated as a loss from the sale or exchange of such capital asset and will be long-term if the Equity Interest was held by the holder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate holder only to offset capital gains, and by an individual holder only to the extent of capital gains plus $3,000 of other income.

If Class 1M or Class 1O rejects the Plan, the Class not casting a favorable vote will receive nothing in exchange for its shares. In such event, a holder of an Equity Interest generally should recognize a loss equal to the holder’s tax basis in the existing Federal-Mogul common or preferred stock extinguished under the Plan unless the holder previously claimed a loss with respect to such stock under its regular method of accounting. Except in the case of a holder that is a financial institution, if the holder held the Equity Interest as a capital asset, the loss will be treated as a loss from the sale or exchange of such capital asset. Capital loss will be long-term if the Equity Interest was held by the holder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate holder only to offset capital gains, and by an individual holder only to the extent of capital gains plus $3,000 of other income.

E.	U.S. Withholding Tax.

All Distributions to holders of Allowed Claims under the Plan (including payments and distributions by the Trust to Asbestos Personal Injury Claimants) are subject to any applicable withholding, including employment tax withholding. The Trust, the Debtors and/or the Post-Confirmation Estate will withhold appropriate employment taxes with respect to payments to a holder of an Allowed Claim which constitutes a payment for compensation. In addition, the Trust, the Debtors and/or the Post-Confirmation Estate, if payors of interest (including OID), dividends, and certain other reportable payments may be required to backup withhold a portion of such payments to a holder of an Allowed Claim at the current rate of 28% if such holder (i) fails to furnish the correct social security number or other taxpayer identification number (“TIN”) of such holder, (ii) furnishes an incorrect TIN, (iii) is informed by the IRS that it failed to report properly any interest or dividends in the past or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is the correct number and that such holder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions. For this purpose, payments made directly to the Trust are treated as payments to a corporation.

AS INDICATED ABOVE, THE FOREGOING IS INTENDED TO BE A SUMMARY ONLY AND NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE PLAN ARE COMPLEX AND, IN SOME CASES, UNCERTAIN. ACCORDINGLY, EACH HOLDER OF A CLAIM OR INTEREST IS URGED TO CONSULT SUCH HOLDER’S TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

XIV.

CONCLUSION AND RECOMMENDATION

The Plan Proponents believe that the Plan is in the best interests of all holders of Claims and Equity Interests and urge all holders of impaired Claims and Equity Interests in Classes entitled to vote on the Plan to vote to accept the Plan and to evidence such acceptance by returning their Ballots so that they will be actually received on or before 4:00 p.m. (prevailing Eastern Time), on November 3, 2004.

Dated: Southfield, Michigan June 4, 2004

FEDERAL-MOGUL CORPORATION (for itself and on behalf of the Affiliated Debtors, as Debtors and Debtors in Possession)

	By:	/S/ DAVID M. SHERBIN
David M. Sherbin Senior Vice President, General Counsel and Secretary

OFFICIAL COMMITTEE OF UNSECURED CREDITORS

	By:	/S/ NEIL SUBIN

OFFICIAL COMMITTEE OF ASBESTOS CLAIMANTS

	By:	/S/ JOSEPH F. RICE

JPMORGAN CHASE BANK, AS ADMINISTRATIVE AGENT

	By:	/S/ ANN KURINSKAS

OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS

	By:	/S/ ROBERT V. SHANNON

ERIC D. GREEN, as THE FUTURE CLAIMANTS REPRESENTATIVE

	By:	/S/ EDWIN J. HARRON

Counsel for the Plan Proponents

COUNSEL FOR THE DEBTORS:

SIDLEY AUSTIN BROWN & WOOD LLP

James F. Conlan, Esq.

Larry J. Nyhan, Esq.

Kenneth P. Kansa, Esq.

Bank One Plaza

10 South Dearborn Street

Chicago, IL 60603

Telephone: (312) 853-7000

Facsimile: (312) 853-7036

SIDLEY AUSTIN BROWN & WOOD LLP Richard T. Peters, Esq. Kevin T. Lantry, Esq. 555 West Fifth Street, Suite 4000 Los Angeles, CA 90013 Telephone: (213) 896-6000 Facsimile: (213) 896-6600

PACHULSKI, STANG, ZIEHL, YOUNG, JONES & WEINTRAUB P.C.

Laura Davis Jones, Esq.

James E. O’Neill, Esq.

919 North Market Street, 16th floor

Wilmington, DE 19801

Telephone: (302) 652-4100

Facsimile: (302) 652-4400

COUNSEL FOR THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS:

SONNENSCHEIN NATH & ROSENTHAL LLP Peter D. Wolfson, Esq. John A. Bicks, Esq. 1221 Avenue of the Americas New York, NY 10020-1089 Telephone: (212) 768-6700 Facsimile: (212) 768-6800	SONNENSCHEIN NATH & ROSENTHAL LLP Robert B. Millner, Esq. Thomas A. Labuda, Jr., Esq. 8000 Sears Tower Chicago, IL 60606 Telephone: (312) 876-8000 Facsimile: (312) 876-7934	THE BAYARD FIRM Charlene D. Davis, Esq. Eric Sutty, Esq. 222 Delaware Avenue, Suite 900 Wilmington, DE 19801 Telephone: (302) 655-5000 Facsimile: (302) 658-6395

COUNSEL FOR THE ASBESTOS CLAIMANTS COMMITTEE:

CAPLIN & DRYSDALE, CHARTERED Elihu Inselbuch, Esq. 399 Park Avenue New York, NY 10022 Telephone: (212) 319-7125 Facsimile: (212) 644-6755	CAPLIN & DRYSDALE, CHARTERED Peter Van N. Lockwood, Esq. One Thomas Circle, N.W. Washington, D.C. 20005 Telephone: (202) 862-5000 Facsimile: (202) 429-3301	CAMPBELL & LEVINE, LLC Marla Eskin, Esq. Chase Manhattan Centre, 15th Floor 1201 N. Market Street Wilmington, DE 19801 Telephone: (302) 426-1900 Facsimile: (302) 426-9947

COUNSEL FOR THE ADMINISTRATIVE AGENT:

SIMPSON THACHER & BARTLETT LLP Steven M. Fuhrman, Esq. 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	RICHARDS, LAYTON & FINGER, P.A. Mark Collins, Esq. One Rodney Square P.O. Box 551 Wilmington, DE 19899 Telephone: (302) 651-7700 Facsimile: (302) 658-6548

COUNSEL FOR THE FUTURE CLAIMANTS REPRESENTATIVE:

YOUNG CONAWAY STARGATT & TAYLOR, LLP James L. Patton, Jr., Esq. Edwin J. Harron, Esq. 1100 N. Market Street, 11th Floor Wilmington, DE 19899-0391 Telephone: (302) 571-6600 Facsimile: (302) 571-1253

COUNSEL FOR THE OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS:

BELL, BOYD & LLOYD David Heroy, Esq. 70 West Madison Street Three First National Plaza Suite 3300 Chicago, IL 60602 Telephone: (312) 807-4315 Facsimile: (312) 827-8010	BIFFERATO BIFFERATO & GENTILOTTI Connor Bifferato, Esq. Megan N. Harper, Esq. Buckner Building 1308 Delaware Avenue Wilmington, DE 19806 Telephone: (302) 429-1900 Facsimile: (302) 429-8600

TABLE OF EXHIBITS

Exhibit	Description
Exhibit A	Third Amended Joint Plan of Reorganization

Exhibit B	Claims and Equity Interests Not Impaired by the Plan

Exhibit C	Claims and Equity Interests Impaired by the Plan

Exhibit D	Forms of Schemes of Arrangement for the UK Debtors

Exhibit E	Form of Voluntary Arrangement Proposal for the UK Debtors

Exhibit F	Pending Commercial Litigation Against the Debtors

Exhibit G	Pro Forma Financial Statements and Notes

Exhibit H	Administrators of U.K. Debtors

Exhibit I	Creditors Committees Appointed in Administrations of U.K. Debtors

Exhibit J	Liquidation Analysis

Exhibit K	[Intentionally omitted]

Exhibit L	Projected Asset Values, Liabilities, and Estimated Distributions to Holders of Unsecured Claims Against U.K. Debtors from Application of Company Specific Distribution Ratio and Small Company Specific Distribution Ratio

Exhibit M	Locations of U.S. Environmental Sites

Exhibit N	Federal-Mogul Corporation’s Form 10-K for the Year Ended December 31, 2003

GLOSSARY OF DEFINED TERMS

The capitalized terms set forth herein share the meanings ascribed to them in the Plan or the Bankruptcy Code, unless otherwise noted by an *, in which case the defined term is used solely for purposes of the Disclosure Statement.

1997 Flexitallic Asset Purchase Agreement

means that certain Asset Purchase Agreement, dated as of April 11, 1997, by and among T&N plc, Flexitallic Limited, Flexitallic Sealing Materials Ltd., Flexitallic, Inc., Goetze Vermogenswerwaltungs, GmbH, Flexitallic Canada Ltd., Ferodo a.s., Dan=Loc Corporation, Dan=Loc Limited, Delta 72 Unternehmenswerwaltungs GmbH, Frederique s.r.o., Dan=Loc (Canada) Ltd. and Dan=Loc Transitional, L.P.

Administrative Agent	means JPMorgan Chase Bank (formerly The Chase Manhattan Bank) as administrative agent under the Bank Credit Agreement.

Administration Claim	means, in relation to a U.K. Debtor, any Claim that ranks in the administration of that U.K. Debtor under the laws of the relevant part of the United Kingdom as an administration expense, including, without limitation, (a) the remuneration and expenses of the Administrators properly incurred by them as administrators of that U.K. Debtor as referred to in subsection 19(4) of the IA 1986; (b) any sums payable in respect of debts or liabilities incurred, while they were Administrators, under contracts entered into by them in carrying out their functions as administrators of that U.K. Debtor as referred to in subsection 19(5) of the IA 1986; and (c) any sums payable in respect of liabilities incurred, while they were Administrators, under contracts of employment adopted by the Administrators of that U.K. Debtor in carrying out their functions as administrators, to the extent that the liabilities are qualifying liabilities, for the purposes of subsection 19(6) of the IA 1986.

Administrative Claim	means any Claim for the payment of an Administrative Expense.

Administrative Expense	means (a) any cost or expense of administration of the Reorganization Cases under Section 503(b) of the Bankruptcy Code including, but not limited to (1) any actual and necessary postpetition cost or expense of preserving the Estates or operating the businesses of the Debtors, (2) any payment to be made under the Plan to cure a default on an assumed executory contract or unexpired lease, (3) any postpetition cost, indebtedness or contractual obligation duly and validly incurred or assumed by the Debtors in the ordinary course of business, (4) any valid and allowed reclamation claims in accordance with Section 546(c) of the Bankruptcy Code, (5) compensation or reimbursement of expenses of professionals to the extent allowed by the Bankruptcy Court under Sections 328, 330(a) or 331 of the Bankruptcy Code, (6) the Indenture Trustee fees and expenses under the terms of the respective Indentures and pursuant to Section 8.15.6 of the Plan; (7) all Claims arising under the DIP Facility; and (8) all Claims for adequate protection authorized and entitled to administrative expense status pursuant to the DIP Facility; and (b) any fee or charge assessed against the Estates under 28 U.S.C. § 1930.

Administrators	means, in relation to a U.K. Debtor, the administrators appointed by the U.K. Court from time to time in respect of that U.K. Debtor.

Affiliate	shall have the meaning ascribed to such term in Section 101(2) of the Bankruptcy Code, and when used with reference to any Debtor, shall include, but not be limited to, each of the entities listed in Exhibit 1.1.7 to the Plan.

Affiliate Claims	means all prepetition Claims against any of the Debtors held by a Debtor or non-debtor Affiliate, or any interest held by such entities in any property of the Debtors, but excluding Equity Interests and the Convertible Subordinated Debentures.

Affiliated Subsidiaries	means the subsidiaries of the Debtors or their Affiliates in which the Debtors or their Affiliates own greater than 5% but less than 20% of the outstanding voting securities of such entity, each of which is listed in Exhibit 1.1.9 of the Plan.

Allowed

means:

With respect to any Claim (other than an Administrative Claim, an Administration Claim, an Asbestos Personal Injury Claim, a Bonded Claim or an Other U.K. Claim), (a) any Claim that is specifically designated as Allowed under the Plan, (b) any Claim that has been, or hereafter is, listed in the Schedules as liquidated in amount and not disputed or contingent or (c) any Claim, proof of which was timely filed in a liquidated non-contingent amount with the Bankruptcy Court or its duly appointed claims agent, or, in compliance with any order of the Bankruptcy Court regarding the filing of a proof of claim and with respect to which either (i) no objection to the allowance thereof has been filed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court or (ii) the Claim has been allowed by a Final Order (but only to the extent so allowed).

With respect to an Asbestos Personal Injury Claim other than a Bonded Claim, the amount of any such Claim that is determined pursuant to the procedures set forth in the Asbestos Personal Injury Trust Distribution Procedures or, if applicable, pursuant to a Final Order of the Bankruptcy Court or the U.K. Court. An Asbestos Personal Injury Claim that is Allowed in accordance with the foregoing, shall be, and be deemed to be, a judgment determining the legal liability against the Trust in the Allowed Amount of such Asbestos Personal Injury Claim.

With respect to any Bonded Claim, any Claim that qualifies as a Bonded Claim under the applicable definitions of the Plan, with respect to which the Bankruptcy Court or other court of competent jurisdiction determines by Final Order, or the applicable Debtor or Reorganized Debtor and the holder of such Claim agree, that such holder is entitled to some or all of the proceeds of the applicable supersedeas bond or other payment assurance (but only to the extent so ordered or agreed). A Bonded Claim that is “Allowed” shall constitute a final, non-appealable judgment determining the legal liability of the Debtors or their Estates, as applicable.

With respect to any Claim that is asserted to constitute an Administrative Expense (a) a Claim that represents an actual and necessary expense of preserving the estate or operating the business of the Debtors, to the extent such Claim is determined by the Plan Proponents to constitute an

Administrative Expense; (b) other than with respect to a Claim of a professional person employed under Sections 327, 328 or 1103 of the Bankruptcy Code that is required to apply to the Bankruptcy Court for the allowance of compensation and reimbursement of expenses pursuant to Section 330 of the Bankruptcy Code, a Claim that the Plan Proponents do not believe constitutes an Administrative Expense, and such Claim is allowed in whole or in part by a Final Order of the Bankruptcy Court and only to the extent that such allowed portion is determined pursuant to a Final Order to constitute a cost or expense of administration under Sections 503(b) and 507(a)(1) of the Bankruptcy Code; or (c) that represents a Claim of a professional person employed under Sections 327, 328 or 1103 of the Bankruptcy Code that is required to apply to the Bankruptcy Court for the allowance of compensation or reimbursement of expenses pursuant to Section 330 of the Bankruptcy Code, to the extent such Claim is allowed by a Final Order of the Bankruptcy Court under Section 330 of the Bankruptcy Code.

With respect to any Claim that is asserted to constitute an Administration Claim, a Claim that is non-contingent and (i) is properly and reasonably accepted as an Administration Claim by the Administrators or (ii) to the extent that it is determined to be an Administration Claim by a Final Order of the U.K. Court having competent jurisdiction over the matter.

With respect to any Other U.K. Claim, the amount of such Claim that is non-contingent and (i) is properly and reasonably accepted by the Administrators or Voluntary Arrangement Supervisors, as applicable, of the relevant U.K. Debtor as owing by that U.K. Debtor, (ii) is accepted by the relevant Reorganized U.K. Debtor as owing by that U.K. Debtor or (iii) that is determined to be such by Final Order of the U.K. Court pursuant to the terms of the Scheme of Arrangement and/or Voluntary Arrangement, as applicable, for such U.K. Debtor.

With respect to any Equity Interest, the shares of common and/or preferred stock of the Debtors held by any Person as of the Record Date.

Allowed Amount	means, with respect to any Claim, the amount in which that Claim is Allowed, denominated in dollars (in the case of a U.S. Debtor) or pounds sterling (in the case of a U.K. Debtor).

Asbestos Claimants Committee	means the Official Committee of Asbestos Claimants appointed in the Reorganization Cases by the United States Trustee.

Asbestos In-Place Insurance Coverage	means any insurance coverage available for the payment or reimbursement of liability, indemnity or defense costs arising from or related to Asbestos Personal Injury Claims or Trust Expenses under any Asbestos Insurance Policy or any Asbestos Insurance Settlement Agreement.

Asbestos Insurance Action	means any claim, cause of action, or right of the Debtors or any of them, under the laws of any jurisdiction, against any Asbestos Insurance Company, arising from or related to: (a) any such Asbestos Insurance Company’s failure to provide or pay under Asbestos In-Place Insurance Coverage, (b) the refusal of any Asbestos Insurance Company to compromise and settle any Asbestos Personal Injury Claim under or pursuant to any Asbestos Insurance Policy, or (c) the interpretation or enforcement of the terms of any Asbestos Insurance Policy with respect to any Asbestos Personal Injury Claim; provided, however, Asbestos Insurance Action shall not include any claim, cause of action, or right of the Debtors or any of them, under the laws of any jurisdiction against any Asbestos Insurance Company for reimbursement, indemnity, breach of contract for insurance, statutory and common law bad faith or otherwise arising from or relating to any payments made by the Debtors on account of Asbestos Personal Injury Claims prior to the Petition Date.

Asbestos Insurance Action Recoveries	means (a) Cash derived from and paid pursuant to Asbestos Insurance Settlement Agreements entered into prior to the Confirmation Hearing, (b) the right to receive proceeds of Asbestos In-Place Insurance Coverage and (c) the right to receive the proceeds or benefits of any Asbestos Insurance Action.

Asbestos Insurance Company	means any insurance company, insurance broker or syndicate insurance broker, guaranty association or any other Entity with liability under an Asbestos Insurance Policy, including any reinsurers with respect to claims covered by an Asbestos Insurance Policy.

Asbestos Insurance Entity Injunction	means the injunction described in Section 9.3.3 of the Plan.

Asbestos Insurance Policy	means (a) any insurance policy (other than the Hercules Policy and the EL Policy) in effect at any time on or before the Effective Date naming the Debtors (or any predecessor, subsidiary, or past or present Affiliate of the Debtors) as an insured, or otherwise affording the Debtors indemnity or insurance coverage, upon which any claim has been or may be made with respect to any Asbestos Personal Injury Claim or (b) any reinsurance agreement relating to an Asbestos Insurance Policy as defined in (a) above to which an Asbestos Insurance Company is a party.

Asbestos Insurance Settlement Agreement	means any settlement agreement with a Settling Asbestos Insurance Company relating to any Asbestos Personal Injury Claim.

Asbestos Personal Injury Claim	means a liquidated or unliquidated claim against one or more of the Debtors or their non-Debtor Affiliates, or their present or former officers, directors or employees of any of them, whether asserted by agents or employees of the Debtors or their non-Debtor Affiliates or any other Person or Entity, whether in the nature of or sounding in tort, contract, warranty, employer liability or any other theory of law, equity or admiralty, whatsoever, for, attributable to or arising under the laws of any jurisdiction, by reason of, directly or indirectly, physical, emotional or other personal injuries or other damages caused, or allegedly caused, in whole or in part, directly or indirectly, by the presence of, or exposure to, asbestos – including, but not limited to, asbestos-containing products, automotive or industrial parts and components, equipment, manufacturing processes, improvements to real property or materials manufactured, sold, supplied, produced, specified, selected, distributed or in any way marketed by one or more of the Debtors or their non-Debtor Affiliates or the predecessors of any of them – and arising or allegedly arising, directly or indirectly, from acts or omissions of one or more of the Debtors, their non-Debtor Affiliates or the predecessors of any of them, including, but not limited to, all claims, debts, obligations or liabilities for compensatory damages (such as, without limitation, loss of consortium, medical monitoring, personal or bodily injury, wrongful death, survivorship, proximate, consequential, general and special damages) and punitive damages. Asbestos Personal Injury Claims shall include, without limitation, (i) Indirect Asbestos Personal Injury Claims, (ii) Asbestos Personal Injury Demands, (iii) any Claim or Demand based upon, arising under or attributable to an asbestos personal injury settlement agreement or protocol entered into by CCR on behalf of one or more of the Debtors, (iv) any Claims asserted by CCR against the Debtors or their non-Debtor Affiliates excluding any Claim asserted by the CCR for postpetition fees and expenses incurred in connection with these bankruptcy cases and (v) any Claim or Demand by an EL Insurer or Hercules Insurer or any of their reinsurers for premium, indemnity, reimbursement, contribution, fees, expenses or otherwise in connection with their respective policies or Asbestos Personal Injury Claims. Notwithstanding the foregoing, Asbestos Personal Injury Claims shall not include Bonded Asbestos Personal Injury Claims or the CCR Bond Claim, but shall include the unsecured deficiency, if any, of any Bonded Asbestos Personal Injury Claim or the CCR Bond Claim. For purposes of this definition only, the term non-Debtor Affiliates shall mean Affiliates of the Debtors on or prior to the Effective Date that are not Debtors.

Asbestos Personal Injury Demand or Demand

means a demand as such term is used and defined in Section 524(g)(5) of the Bankruptcy Code, including a demand for payment, present or future, that (i) was not a Claim prior to the Effective Date; (ii) arises out of the same or similar conduct or events that gave rise to an Asbestos Personal Injury Claim or the Claims addressed by the Supplemental Injunction, the Third Party Injunction or the Asbestos Insurance Entity Injunction; and (iii) pursuant to the Plan, is to be satisfied exclusively by the Trust.

Asbestos Personal Injury Expenses	means all costs, taxes and expenses of or imposed on the Trust attributable or allocable to Asbestos Personal Injury Claims, including, but not limited to, trustee compensation, employee compensation, insurance premiums, legal, accounting and other professional fees and expenses, overhead, disbursements, and expenses relating to the implementation of the Asbestos Personal Injury Trust Distribution Procedures, but excluding payments to holders of Asbestos Personal Injury Claims on account of such Claims or Demands, or reimbursements of such payments.

Asbestos Personal Injury Trust Distribution Procedures	means the Asbestos Personal Injury Trust Distribution Procedures substantially in the form attached to the Trust Agreement, or as subsequently modified or amended.

Asbestos Property Damage Claim	means a liquidated or unliquidated Claim against, or any debt, obligation or liability of one or more of the Debtors, arising under the laws of any jurisdiction, whether in the nature of or sounding in tort, contract, warranty or any other theory of law, equity or admiralty, for, attributable to or arising by reason of, directly or indirectly, property damages, including, but not limited to, diminution in the value thereof, or environmental damage or economic loss caused or allegedly caused, directly or indirectly, by asbestos - including, but not limited to, asbestos-containing products, automotive or industrial parts and components, equipment, manufacturing processes, improvements to real property or materials manufactured, sold, supplied, produced, specified, selected, distributed or in any way marketed by one or more of the Debtors or their predecessors – and arising or allegedly arising, directly or indirectly, from acts or omissions of one or more of the Debtors, or their predecessors, including, but not limited to, all claims, debts, obligations or liabilities for compensatory and punitive damages, and also including, without limitation, any claim for contribution, reimbursement, subrogation or indemnity, whether contractual or implied by law, attributable to Asbestos Property Damage Claims. Asbestos Property Damage Claims shall exclude all Asbestos Personal Injury Claims.

Asbestos Property Damage Claimants Committee	means the Official Committee of Asbestos Property Damage Claimants appointed in the Reorganization Cases by the United States Trustee.

Avoidance Litigation	means the adversary proceeding filed or to be filed which seeks or will seek to, among other things, avoid the Liens securing the Surety Claims.

Bank Claims	means any and all obligations, rights, claims or interests, whether secured or unsecured, matured or unmatured, fixed or contingent, including, but not limited to, principal, accrued and unpaid interest, charges, costs, breakage fees, counsel fees, contingent reimbursement obligations under unfunded or partially drawn letters of credit, and any and all other rights to payment of money arising under, based upon or related to the Bank Credit Agreement.

Bank Credit Agreement	means that certain Fourth Amended and Restated Credit Agreement and related Loan Documents as therein defined, dated as of December 29, 2000, as such Agreement has been amended, supplemented or otherwise modified from time to time thereafter among Federal-Mogul Corporation, certain Affiliate Debtors and non-Debtor Affiliates, a syndicate of lenders and the Administrative Agent.

Bankruptcy Code	means title 11 of the United States Code, 11 U.S.C. §§ 101, et seq., as in effect on the Petition Date, together with all amendments and modifications thereto that were subsequently made applicable to the Reorganization Cases.

Bankruptcy Court	means the United States Bankruptcy Court for the District of Delaware.

Bankruptcy Rules	means the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as in effect on the Petition Date, together with all amendments and modifications thereto that were subsequently made applicable to the Reorganization Cases.

Bonded Asbestos Personal Injury Claim	means an Asbestos Personal Injury Claim evidenced by a judgment as to which, but only to the extent that, a supersedeas bond or equivalent form of payment assurance was posted by a Debtor as security for such Claim, and only to the extent that the Bankruptcy Court or other court of competent jurisdiction determines by Final Order, or the applicable Reorganized Debtor and the holder of such Bonded Asbestos Personal Injury Claim agree, that such holder is entitled to some or all of the proceeds of the supersedeas bond or other payment assurance. Bonded Asbestos Personal Injury Claims shall not include the CCR Bond Claim.

Bonded Claim	means any Bonded Asbestos Personal Injury Claim, Bonded Non-Asbestos Claim or the CCR Bond Claim, but shall not include the unsecured deficiency, if any, of any such Claims.

Bonded Non-Asbestos Claim	means any Claim, other than an Asbestos Personal Injury Claim or a CCR Bond Claim, evidenced by a judgment as to which, but only to the extent that, a supersedeas bond or equivalent form of payment assurance was posted by a Debtor as security for such Claim, and only to the extent that the Bankruptcy Court or other court of competent jurisdiction determines by Final Order, or the applicable Reorganized Debtor and the holder of such Bonded Non-Asbestos Claim agree, that such holder is entitled to some or all of the proceeds of the supersedeas bond or other payment assurance.

Business Day	means any day other than a Saturday, Sunday or legal holiday (as such term is defined in Bankruptcy Rule 9006(a)) or any public holiday in the U.K.

Cash	means lawful currency of the United States of America and its equivalents as to the U.S. Debtors, and pounds sterling and its equivalents as to the U.K. Debtors.

CCR	means the Center for Claims Resolution, a Delaware non-profit corporation.

CCR Bond Claim	means any claim in favor of CCR as obligee under or with respect to the CCR Surety Bonds, but only to the extent that the Bankruptcy Court or other court of competent jurisdiction determines by Final Order, or the applicable Debtors or Reorganized Debtors, CCR and the Plan Proponents agree that CCR is entitled to some or all of the proceeds of the CCR Surety Bonds.

CCR Litigation	means Adversary Proceeding 01-8885 and the claims asserted therein to, among other things, determine the CCR’s rights, if any, to draw on the CCR Surety Bonds.

CCR Surety Bonds	means Performance Bond No. 6066092 issued by Safeco in favor of CCR, Performance Bond Nos. 103529126 and 103529229 REL issued by Travelers in favor of CCR, and Performance Bond No. 929182983 issued by National Fire in favor of CCR.

Claim	shall have the meaning ascribed to such term in Section 101(5) of the Bankruptcy Code, and shall include, but not be limited to, Asbestos Personal Injury Claims and interests other than Equity Interests.

Class	means a category of Claims or Equity Interests pursuant to the Plan, as such term is used and described in Section 1122 of the Bankruptcy Code.

Collateral Trustee	means the Persons serving as trustees of collateral pledged as security for the Bank Claims, Noteholder Claims and Surety Claims, as applicable, pursuant to, among other things, the Bank Credit Agreement and related documents.

Company Specific Distribution Ratio	means, with respect to a U.K. Debtor, a ratio, the numerator of which shall be: (i) the value of the referenced U.K. Debtor’s assets as estimated on Exhibit L of the Disclosure Statement if the Consensual Marketing Procedures are not performed for the referenced U.K. Debtor or (ii) the Market Value of the referenced U.K. Debtor’s assets if the Consensual Marketing Procedures are performed for the referenced U.K. Debtor, and the denominator of which shall be the tort system value (as reflected in the Asbestos Personal Injury Trust Distribution Procedures) of all Asbestos Personal Injury Claims against the referenced U.K. Debtor and the Allowed Amount of all other Claims against the referenced U.K. Debtor.

Confirmation or Confirmation of the Plan	means the entry of an order approving the Plan in accordance with Section 1129 of the Bankruptcy Code.

Confirmation Date	means the date on which the Confirmation Order is entered on the docket of the Bankruptcy Court.

Confirmation Hearing	means the hearing(s) which will be held before the Bankruptcy Court and/or District Court, as applicable, in which the Plan Proponents will seek Confirmation of the Plan.

Confirmation Order	means the order confirming the Plan pursuant to Section 1129 and other applicable sections of the Bankruptcy Code.

Consensual Marketing Procedures	means the process by which Federal-Mogul Corporation, by agreement with the Administrators, shall retain those businesses and/or assets of the U.K. Debtors that are valuable to Federal-Mogul Corporation and its customers and by which those businesses and/or assets of the U.K. Debtors that are not valuable to Federal-Mogul Corporation and its customers may be marketed and sold to third-party purchasers as more fully described in Section 8.16.1 of the Plan.

Convertible Subordinated Debentures	means the 7% Convertible Junior Subordinated Debentures due 2027 in the original aggregate principal amount of $575,000,000 issued by Federal-Mogul Corporation on December 1, 1997, and sold to Federal-Mogul Financing Trust, the indenture trustee for which is currently The Bank of New York.

CRU	means the Compensation Recovery Unit under the U.K. Social Security (Recovery of Benefits) Act 1997.

Dan=Loc Deed of Guarantee	means that certain Deed of Guarantee, dated as of April 11, 1997, by and among T&N plc, and Dan=Loc Corporation, Dan=Loc, Inc., Dan=Loc Limited, Delta 72 Unternehmenswerwaltungs GmbH, Frederique s.r.o., Dan=Loc (Canada) Ltd., Dan=Loc Investments, Inc. and Dan=Loc Transitional, L.P.

Dan=Loc Deed of Special Indemnity	means that certain Deed of Special Indemnity, dated as of April 11, 1997, by and among T&N plc, Flexitallic Limited, Flexitallic Sealing Materials Ltd., Flexitallic, Inc., Goetze Vermogenswerwaltungs, GmbH, Flexitallic Canada Ltd., Ferodo a.s., Dan=Loc Corporation, Dan=Loc Limited, Delta 72 Unternehmenswerwaltungs GmbH, Frederique s.r.o., Dan=Loc (Canada) Ltd. and Dan=Loc Transitional, L.P.

Dan=Loc Group	means Dan=Loc Corporation and its subsidiaries or affiliates and their respective successors, including but not limited to, The Flexitallic Group, Inc. and its subsidiaries and affiliates.
Dan=Loc Indemnified Indirect Asbestos Personal Injury Claims and Demands

means any Asbestos Personal Injury Claim or Demand that is both: (A)(i) based upon exposure, occurring at any time, to an asbestos containing product which was manufactured, distributed, or sold prior to April 11, 1997 by GHI or any other Debtor, that has been, is or could be asserted against the Dan=Loc Group or (ii) based upon exposure, prior to April 11, 1997, to asbestos present in the internal or external fabric of any building owned or leased by GHI or any other Debtor and which was acquired or leased by the

Dan=Loc Group from GHI or any other Debtor under the terms of the 1997 Flexitallic Asset Purchase Agreement, that has been, is or could be asserted against the Dan=Loc Group; and (B) is an “Asbestos Related Claim” (as such term is defined in the Dan=Loc Deed of Special Indemnity) subject to indemnification by GHI under Section 2.2 of the Dan=Loc Deed of Special Indemnity and Section 2.2 of the Dan=Loc Deed of Guarantee (copies of which are attached hereto as Exhibit 1.1.55). Dan=Loc/GHI Indemnified Asbestos Personal Injury Claims and Demands shall also include any Asbestos Personal Injury Claims and Demands asserted in connection with any asbestos containing product manufactured, distributed or sold by GHI or any other Debtor prior to April 11, 1997, which Asbestos Personal Injury Claim also alleges exposure to any asbestos containing product manufactured, distributed or sold by the Dan=Loc Group on or after April 11, 1997, and which Asbestos Personal Injury Claim is based upon exposure to asbestos from such product during a period of time both prior to and after April 11, 1997, but only to the extent of the percentage allocable to GHI or any other Debtor pursuant to and in accordance with the sharing provisions set forth in Section 2.5 of the Dan=Loc Deed of Special Indemnity; provided, however, that in no event shall Dan=Loc Indemnified Indirect Asbestos Personal Injury Claims and Demands include any Claims or Demands made against the Dan=Loc Group at any time after April 11, 2024.

Debtors	means Federal-Mogul Corporation and its affiliated U.S. Debtors and U.K. Debtors (or any of them as the context may require).

Debtors in Possession	means the Debtors (or any of them as the context may require) in their capacities as debtors in possession in the Reorganization Cases.

DIP Facility	means that certain Revolving Credit, Term Loan and Guaranty Agreement, by, between and among the U.S. Debtors and a syndicate of lenders, with The Chase Manhattan Bank as administrative agent, and those certain Tranche C Loans (as defined in the Final Order approving the DIP Facility), which the Bankruptcy Court authorized through a Final Order issued on November 21, 2001, and as amended and restated on or about August 7, 2003.

Disbursing Agent	means Reorganized Federal-Mogul or any Person selected by Reorganized Federal-Mogul (with approval of the Bankruptcy Court) to hold and distribute the consideration to be distributed to the holders of Allowed Claims (other than Allowed Asbestos Personal Injury Claims) or Allowed Equity Interests under the Plan. Disbursing Agent does not include any Indenture Trustee relating to the Notes or the Indentures.

Discharge Injunction	means the injunction described in Section 1141 of the Bankruptcy Code and contained in Section 9.1.2 of the Plan.

Disclosure Statement	means the Disclosure Statement Describing Third Amended Joint Plan Of Reorganization, dated June 4, 2004, including all exhibits, appendices, schedules and annexes attached thereto, as submitted by the Plan Proponents pursuant to Section 1125 of the Bankruptcy Code and approved by the Bankruptcy Court, as such Disclosure Statement may be further amended, supplemented or modified from time to time.

Distribution Date	when used with respect to an Allowed Claim (other than an Asbestos Personal Injury Claim that is not a Bonded Asbestos Personal Injury Claim), means the date which is as soon as reasonably practicable after the later of: (a) the Effective Date, and (b) the first Business Day of the next calendar quarter after the date upon which the Claim becomes Allowed, unless the Claim becomes Allowed within fifteen Business Days before the first Business Day of the next calendar quarter, in which case the Distribution Date shall be the first Business Day of the next succeeding calendar quarter.

District Court	means the United States District Court for the District of Delaware, or the unit thereof having jurisdiction over the matter in question.

Effective Date	means, and shall occur on, the first Business Day immediately following the first day upon which all of the conditions precedent to occurrence of the Effective Date contained in Article 7.2 of the Plan have been satisfied or waived, and on which date all acts, events, terms and conditions contemplated under the Plan to occur on the Effective Date or as soon as practicable thereafter shall be deemed to have occurred simultaneously.

EL Coverage	means insurance policies held on account of the ELA that afford or may afford T&N Limited and any applicable U.K. Debtors with rights of indemnity or insurance coverage with respect to, among other things, any Asbestos Personal Injury Claim asserted by an employee or former employee relating to exposure to asbestos in the course of such individual’s employment.

EL Coverage Expiry Date	has the meaning set forth in Section 4.5.1 of the Plan (but subject to Section 8.16.3).

EL Insurer	means any insurer with respect to the EL Coverage.

EL Policy	means any insurance policy with respect to EL Coverage.

ELA	means the Employers Liability Act 1969 of the United Kingdom, as amended from time to time.

Employee Benefit Plan	means any employment, compensation, pension, healthcare (including, but not limited to, medical, surgical, hospital, dental and counseling), bonus, incentive compensation, sick leave and other leaves (including, but not limited to, jury duty, child-bearing and military service), vacation pay, expense reimbursement, dependent care, retirement, savings, workers compensation, life insurance, disability, dependent care, dependent healthcare, education, car allowance, miscellaneous executive benefits, severance or other benefit plan or arrangement for the benefit of the directors, officers or employees (whether salaried or hourly, active or retired) of the applicable Debtor, but excluding (i) the New Employment Agreements and (ii) that portion of the Debtors’ non-tax qualified pension plans giving rise to Excluded Non-Qualified Pension Claims.

Entity	means any Person, estate, trust, Governmental Unit, or the United States Trustee.

Environmental Claim	means any Claim, other than an Asbestos Personal Injury Claim, asserted by any Governmental Unit or Person, arising out of, related to, or based upon any Environmental Law, including, but not limited to, any Claim (a) to restrict or enjoin, or recover damages, costs or expenses to remedy any release or threatened release of any environmental pollution, contamination or nuisance or to require the Debtors or their non-debtor Affiliates to remedy or to reimburse, pay or incur costs to remedy any release or threatened release of any environmental pollution, contamination or any nuisance; (b) to remedy, reimburse, compensate or pay any damage, penalty, fine or forfeiture for, or to restrict or enjoin any violation of, or alleged violation of, any Environmental Law; (c) to pay any contractual claim with respect to any Environmental Law; or (d) to pay or reimburse any such Entity for personal injury (including workers compensation, sickness, disease or death), tangible or intangible property damage or natural resource damage arising out of, relating to, or based upon any release or threatened release of any environmental pollution, contamination or nuisance, whether or not contemplated in subsections (a) through (c) above, including, but not limited to, any related Asbestos Property Damage Claim. For purposes of the Plan, prepetition Environmental Claims fall into one of two categories – (x) Claims arising from or related to property either never owned or occupied, or formerly but no longer owned or occupied by the Debtors (“Off-Site Environmental Claims”), and (y) Claims arising from or related to property currently owned or occupied, and that will continue to be owned or occupied by the Debtors after Confirmation of the Plan, excluding, however, any Claims arising from or relating to wastes or other materials which were shipped or were arranged to be shipped for disposal to a site that was never owned or occupied, or was formerly owned or occupied but is no longer owned or occupied by the Debtors (“On-Site Environmental Claims”). A schedule of all known On-Site Environmental Claims is set forth in Exhibit 1.1.72 to the Plan.

Environmental Laws	means (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C., §§ 9601, et seq., (b) the Resource Conservation and Recovery Act, as amended by the Hazardous and Solid Waste Amendment of 1984, 42 U.S.C. §§ 6901, et seq., (c) the Clean Air Act, 42 U.S.C. §§ 7401, et seq., (d) the Clean Water Act of 1977, 33 U.S.C. §§ 1251, et seq., (e) the Toxic Substances Control Act, 15 U.S.C. §§ 2601, et seq., (f) the Environmental Protection Act of 1990, the Environment Act 1995, the Control of Pollution Act 1974, the Planning (Hazardous Substances) Act 1990, the Radioactive Substances Act 1993, the Clean Air Act 1993, the Water Resources Act 1991, the Water Industry Act 1991, the Health and Safety at Work, etc. Act 1974 and the Public Health Act 1936 (all of the United Kingdom) as the same may from time to time be amended or reenacted, and all orders and regulations from time to time made thereunder, (g) all statutes, laws, rules or regulations issued or promulgated by any Governmental Unit or court (including, without limitation, the common law), as they may be amended from time to time, relating to the protection and/or prevention of harm, contamination or pollution of or to the environment (including, without limitation, ecological systems and living organisms including humans and the following media whether alone or in combination: air (including air within buildings), water (including water under or within land or in pipe or sewage systems), land, buildings and soil) and (h) the ordinances, rules, regulations, orders, notices of violation, requests, demands and requirements issued or promulgated by any Governmental Unit in connection with such statutes or laws.

Equity Committee	means the Official Committee of Equity Security Holders of Federal-Mogul Corporation appointed in the Reorganization Cases by the United States Trustee.

Equity Interest	means any equity interest in the Debtors represented by (a) existing Federal-Mogul common or preferred stock as classified in Classes 1M and 1O below or (b) shares of capital stock in the remaining Debtors, whether or not issued.

Estate	means, as to each Debtor, the estate created for that Debtor under Section 541 of the Bankruptcy Code upon the commencement of its Reorganization Case.

Excluded Non-Qualified Pension Claims	means any Claims based upon or arising out of the Debtors’ non-tax qualified pension plans in which the existing or prior employee was entitled to receive more than $3,500 per month, but for which such employee has received or will receive only $3,500 per month pursuant to the Bankruptcy Court’s order entered on April 30, 2002 (Docket No. 1655), all of which Claims shall be classified and treated as Unsecured Claims; provided, however, that the claims of James Zamoyski, Wilhelm Schmelzer and Richard Randazzo, respectively, based upon the Supplemental Key Executive Pension Plan of Federal-Mogul Corporation shall not be subject to the aforementioned $3,500 per month limitation as provided in the Bankruptcy Court’s order entered on August 9, 2002 (Docket No. 582591721).

Exit Facilities	means the agreements described in Section 8.12 below providing for one or more credit facilities in an amount not to exceed $1 billion, exclusive of amounts used, if any, to refinance the Tranche C portion of the DIP Facility including, without limitation, amounts on any draws prior to the Effective Date on letters of credit outstanding under the Tranche C Loans, which shall be used to repay obligations under the DIP Facility on the Effective Date, make cash payments required under the Plan and/or provide working capital for the business operations of the Reorganized Debtors.

Final Order	means an order or judgment of any court of competent jurisdiction, the implementation, operation or effect of which has not been stayed and as to which order (or any revision, modification or amendment thereof) the time to appeal or seek review, rehearing or writ of certiorari has expired and as to which no appeal or petition for review, rehearing or certiorari has been taken and is pending.

FM Ignition Pension Plan	means the pension scheme known as the Champion Pension Scheme, a defined benefit plan operated by Federal-Mogul Ignition (U.K.) Limited for eligible employees.

FM Ignition Pension Plan Trustees	means the trustees for the time being of the FM Ignition Pension Plan and, as of the date hereof, being Ann Hearn Associates Limited, Joseph Breitenbeck, Ian Emery, Christine Goffogg, Nigel Reid and Richard Green.

Future Claimants Representative	means Eric D. Green (or any court-appointed successor) who was appointed by the Bankruptcy Court in the Reorganization Cases pursuant to an Order dated February 11, 2002 as the legal representative of any and all persons described in Section 524(g)(4)(B)(i) of the Bankruptcy Code who may assert demands for asbestos-related personal injuries, as that term is defined in Section 524(g)(5) of the Bankruptcy Code.

GHI	means Gasket Holdings Inc. (f/k/a Flexitallic, Inc.).

Governmental Unit	means any domestic, foreign, provincial, federal, state, local or municipal (a) government, or (b) governmental agency, commission, department, bureau, ministry or other governmental entity.

Hercules Insurance Recoveries	means all such amounts as are referred to in clauses (b) and (c) of the definition of “Hercules Policy Expiry Date”.

Hercules Insurers	means Curzon Insurance Limited in its capacity as insurer under the Hercules Policy.

Hercules Policy	means the Asbestos Liability Policy number CZ 7/96 ASB/096 dated December 30, 1996 and made among T&N Limited (then known as “T&N plc”) and Curzon Insurance Limited.

Hercules Policy Expiry Date	means (subject to Section 8.16.3) the date that is the earlier of (i) the date that (a) the £690 million retention has been satisfied, (b) the £500 million layer of coverage under the Hercules Policy has been exhausted or is otherwise determined by agreement, judicial proceedings or otherwise, to be unavailable and (c) all other amounts under or with respect to the Hercules Policy including, without limitation, amounts recoverable as a result of any breach by the Hercules Insurers of their obligations under or with respect to the Hercules Policy, to the extent they exceed the £500 million layer of coverage, are recovered or are otherwise determined to be unavailable, or (ii) the date that the Hercules Policy ceases to have effect, whether by commutation or otherwise.

Hercules-Protected Entities	means (a) Reorganized T&N Limited, (b) the Debtors listed as subsidiaries or subsidiary undertakings of T&N Limited in Schedule B to the Hercules Policy as reorganized under and pursuant to the Plan and (c) the non-Debtor companies listed as subsidiaries or subsidiary undertakings of T&N Limited in Schedule B to the Hercules Policy. Reorganized Hercules-Protected Entities means the companies identified in (a) and (b) above and Non-Debtor Hercules-Protected Entities means the companies identified in (c) above.

IA 1986	means the Insolvency Act 1986 of the United Kingdom, as amended from time to time.

Inactive Debtor Subsidiaries	means the affiliated Debtors listed on Exhibit 1.1.91 to the Plan, which may, at the discretion of their respective boards of directors and corporate parent companies, be liquidated, dissolved, wound-up, struck off and/or left in existence after Confirmation.

Indenture Trustees	means the Persons serving as trustees under the Indentures for the Notes and for the Convertible Subordinated Debentures.

Indentures	means the indenture agreements entered into between and among Federal-Mogul Corporation, the Indenture Trustees and certain other parties relating to each series of Notes and to the Convertible Subordinated Debentures, as amended, modified or supplemented from time to time.

Indirect Asbestos Personal Injury Claim	means any Asbestos Personal Injury Claim for contribution, reimbursement, subrogation or indemnity, whether contractual or implied by law (as those terms are defined by the applicable non-bankruptcy law of the relevant jurisdiction), and any other derivative or indirect Asbestos Personal Injury Claim of any kind whatsoever, whether in the nature of or sounding in contract, tort, warranty or any other theory of law, equity or admiralty, whatsoever. Without limitation, Indirect Asbestos Personal Injury Claims include (i) Claims or Demands held or asserted by CCR against the Debtors or their Affiliates on its own behalf or on behalf of current or former members of CCR with respect to Asbestos Personal Injury Claims; (ii) Claims or Demands held or asserted by current or former members of CCR with respect to Asbestos Personal Injury Claims; (iii) Claims or Demands with respect to asbestos personal injury claims arising from or attributable to the 1998 acquisition by Federal-Mogul Products, Inc. (“F-M Products”) of the stock of Moog Automotive, Inc. from Cooper Industries, Inc. (“Cooper”), and F-M Products’ assumption of Cooper’s pre-existing indemnity obligation in favor of Pneumo Abex Corporation in connection with such acquisition; (iv) Dan=Loc Indemnified Indirect Asbestos Personal Injury Claims and Demands; (v) Claims or Demands held or asserted by any EL Insurer or the Hercules Insurers or any of their reinsurers; and (vi) Claims or Demands held or asserted by the CRU.

Injunctions	means the Discharge Injunction, the Supplemental Injunction, the Third Party Injunction, the Asbestos Insurance Entity Injunction and any other injunctions entered by Order of the Bankruptcy Court in the Reorganization Cases.

IR 1986	means the Insolvency Rules 1986 of the United Kingdom, as amended from time to time.

IRC	means the Internal Revenue Code of 1986, as amended.

Lien	means, with respect to any asset or property, any mortgage, lien, pledge, charge, security interest, encumbrance or other security device of any kind pertaining to or affecting such asset or property.

Market Value	means the value of certain or all of the U.K. Debtors as may be determined in accordance with the Consensual Marketing Procedures.

New Employment Agreements	means collectively, the new employment agreements and/or equity-based compensation and pension plans to be implemented by the Reorganized Debtors on and after the Effective Date.

Non-Priority Employee Benefit Claim	means any Claim that (i) arises from or relates to an Employee Benefit Plan or otherwise to the performance of service by an employee to the Debtors and (ii) is neither secured nor entitled to priority or preference to other Claims under the Bankruptcy Code or U.K. insolvency laws. For the avoidance of doubt, Non-Priority Employee Benefit Claims include claims described in Section 1114 of the Bankruptcy Code, except to the extent such retiree benefit claims (a) are entitled to priority under Section 503 of the Bankruptcy Code or (b) arise in connection with the termination or modification of any retiree benefit plan in accordance with Section 1114 of the Bankruptcy Code. Non-Priority Employee Benefit Claims shall not include: (w) Excluded Non-Qualified Pension Claims, (x) Non-Priority T&N Pension Plan Employee Benefit Claims, (y) Non-Priority FM Ignition Pension Plan Employee Benefit Claims or (z) any Claims arising out of the rejection of a collective bargaining agreement in accordance with Section 1113 of the Bankruptcy Code.

Non-Priority FM Ignition Pension Plan Employee Benefit Claim

means any Claim that arises from or relates to the FM Ignition Pension Plan and is neither secured nor entitled to priority or preference to other Claims under the Bankruptcy Code or U.K. insolvency laws. For the avoidance of doubt, Non-Priority FM Ignition Employee Benefit Claims include claims described in Section 1114 of the Bankruptcy Code except to the extent such retiree benefit claim is entitled to priority under Section 503 of the Bankruptcy Code.

Non-Priority T&N Pension Plan Employee Benefit Claim

means any Claim that arises from or relates to the T&N Pension Plan and is neither secured nor entitled to priority or preference to other Claims under the Bankruptcy Code or U.K. insolvency laws. For the avoidance of doubt, Non-Priority T&N Pension Plan Employee Benefit Claims include claims described in Section 1114 of the Bankruptcy Code except to the extent such retiree benefit claim is entitled to priority under Section 503 of the Bankruptcy Code.

Noteholder	means each Person holding or having a beneficial interest in any of the Notes as of the Record Date.

Noteholder Claims	means all Claims of the Noteholders against Federal-Mogul Corporation arising under or evidenced by the Notes or the Indentures for the Notes and related documents. Notwithstanding the foregoing, Noteholder Claims shall not include any Convertible Subordinated Debenture Claims or Subordinated Securities Claims.

Notes	means Federal-Mogul Corporation’s 7.5% Notes due 2009, 7.375% Notes due 2006, 7.75% Notes due 2006, 7.875% Notes due 2010, 7.5% Notes due 2004, 8.8% Senior Notes due 2007, 8.37% Medium Term Notes due 2001, 8.25% Medium Term Notes due 2005, 8.33% Medium Term Notes due 2001, 8.12% Medium Term Notes due 2003, 8.16% Medium Term Notes due 2003 and 8.46% Medium Term Notes due 2002.

Official Committees	means the Asbestos Claimants Committee, the Unsecured Creditors Committee, the Asbestos Property Damage Claimants Committee and the Equity Committee (or, in the singular, any of them).

Other U.K. Claim	means Asbestos Property Damage Claims, if any, and any other Claims asserted against a U.K. Debtor other than an Administrative Claim, an Administration Claim, an Asbestos Personal Injury Claim, Bank Claims, Noteholder Claims and any Secured portion of the Surety Claims.

Person	means any person, individual, partnership, corporation, limited liability company, joint venture company, association or other entity or being of whatever kind, whether or not operating or existing for profit, including, but not limited to, any “person” as such term is defined in Section 101(41) of the Bankruptcy Code, but excluding any Governmental Unit.

Petition Date	means October 1, 2001 for all of the Debtors; provided, however, that for purposes of determining Administration Claims in the administration of T&N Investments Limited, or under such Debtor’s Scheme of Arrangement and/or Voluntary Arrangement, Petition Date shall mean April 5, 2002.

PIK Notes Trustee	means, as the context requires, the trustee or trustees under those certain Indentures of Trust pursuant to which the Reorganized Federal-Mogul Junior Secured PIK Notes and/or Junior Secured Surety PIK Notes are to be issued.

Plan	means the Third Amended Joint Plan of Reorganization filed by the Plan Proponents, as the same may be amended or modified from time to time pursuant to Section 1127 of the Bankruptcy Code.

Plan Documents	means all documents, attachments and exhibits related to the Plan, including, but not limited to, the Trust Documents, that aid in effectuating the Plan, which documents, attachments and exhibits shall be filed by the Plan Proponents with the Bankruptcy Court on or before the Plan Documents Filing Date.

Plan Documents Repository	means the offices of Sidley Austin Brown & Wood LLP, counsel to the Debtors, at the address set forth in Section 1.4 of the Plan, at which any party in interest may review all of the Plan Documents after such Plan Documents have been filed with the Bankruptcy Court.

Plan Documents Filing Date	means the date for the filing of the Plan Documents (or any of them) which shall be either (a) the date, as determined by the Plan Proponents, that is as soon as practicable, but in no event later than 14 Business Days before the deadline for filing objections to Confirmation of the Plan or (b) such other date (or dates) as determined by the Bankruptcy Court.

Plan Proponents	means, collectively, the Debtors, the Unsecured Creditors Committee, the Asbestos Claimants Committee, the Future Claimants Representative, the Administrative Agent and the Equity Committee.

Preferential Claims	means, with respect to each U.K. Debtor, all Claims and liabilities which would have been preferential under Section 386 of and schedule 6 to the IA 1986, had an order for the compulsory winding-up of the Debtor been made on the Petition Date. To the extent that a Priority Tax Claim against a U.K. Debtor is included within the definition of Preferential Claims, such Claim or portion thereof, shall be treated as a Preferential Claim.

Priority Claim	means any Claim (other than an Administrative Claim or a Priority Tax Claim) to the extent such Claim is entitled to a priority in payment under Section 507(a) of the Bankruptcy Code.

Priority Tax Claim	means any Claim to the extent that such Claim is entitled to a priority in payment under Section 507(a)(8) of the Bankruptcy Code.

Pro Rata	means the proportion that a Claim in a particular Class bears to the aggregate amount of all Claims in such Class except in cases where Pro Rata is used in reference to multiple classes in which case Pro Rata means the proportion that a Claim in a particular Class bears to the aggregate amount of all Claims in such multiple Classes.

Proof of Claim	means any proof of claim filed with the Bankruptcy Court or its duly appointed claims agent with respect to the Debtors pursuant to Bankruptcy Rules 3001 or 3002, unless and to the extent that the Bankruptcy Court has ordered the use of a special or customized form for the particular type of claim at issue, and in such case, the special or customized form proof of claim.

Protected Party

means any and all of the following parties:

the Debtors, their non-Debtor Affiliates (excluding, however, any person or Entity that may qualify as an Affiliate, but that is not commonly owned or controlled by the Debtors), the Affiliated Subsidiaries, Reorganized Federal-Mogul and the other Reorganized Debtors and all of their respective past and present officers, directors and employees;

the Noteholders and the holders of Bank Claims, together with their respective successors, past and present officers, directors and employees;

any Entity which, pursuant to the Plan or after the Effective Date, becomes a direct or indirect transferee of, or successor to, any assets of the Debtors, Reorganized Federal-Mogul or the Trust, but only to the extent that a claim or liability is asserted against such Entity on account of its status as such transferee or successor;

any Entity that, pursuant to the Plan or after the Effective Date, makes a loan to the Debtors, Reorganized Federal-Mogul, or the Trust, or to a successor to, or transferee of, any assets of the Debtors, Reorganized Federal-Mogul, or the Trust, but only to the extent that liability is asserted to exist by reason of such lending relationship or to the extent any Lien created in connection with such a loan is sought to be challenged or impaired;

each Settling Asbestos Insurance Company named in the Confirmation Order and each contributor of funds, proceeds or other consideration to the Trust, but only to the extent specified in the Confirmation Order; and

the Dan=Loc Group, but only to the extent specified in the Confirmation Order.

Record Date	means the date that is five business days after the entry of the Bankruptcy Court’s order approving the Disclosure Statement with respect to the Plan.

Released Party	means each of (a) the Debtors, their non-Debtor Affiliates (excluding, however, any person or Entity that may qualify as an Affiliate, but that is not commonly owned or controlled by the Debtors), the Affiliated Subsidiaries, the Reorganized Debtors, and their respective present and former agents, attorneys, accountants, financial advisors, restructuring consultants and investment bankers (but specifically excluding Rothschild Inc.) and their respective successors or assigns, (b) the officers and directors of the Debtors, their non-Debtor Affiliates (excluding, however, any person or Entity that may qualify as an Affiliate, but that is not commonly owned or controlled by the Debtors), and the Affiliated Subsidiaries, who were serving as officers or directors on or after the Petition Date, (c) the Official Committees and their respective members, agents, attorneys, accountants, financial advisors, restructuring consultants and investment bankers, (d) the Future Claimants Representative and his agents, attorneys, accountants, financial advisors, restructuring consultants and investment bankers and (e) the holders of Noteholder Claims, holders of Bank Claims and the Administrative Agent, together in each case with all of their respective successors, officers, directors, employees, agents, attorneys, accountants, financial advisors, restructuring consultants and investment bankers.

Reorganization Cases	means the cases currently pending under Chapter 11 of the Bankruptcy Code of Federal-Mogul Corporation and its affiliated Debtors before the Bankruptcy Court.

Reorganized Federal-Mogul	means Federal-Mogul Corporation on and after the Effective Date, as reorganized pursuant to the Plan.

Reorganized Debtor or Reorganized [name of Debtor]

shall have the same meaning with reference to the particular Debtor identified. In each instance, and unless a successor entity is specified, the Reorganized Debtor shall consist of the same legal entity as the corresponding Debtor, but subject to the terms and conditions of the Plan, including, without limitation, the discharge, release and Injunctions under Article IX of the Plan, and, except as provided in Article IV of the Plan, each Reorganized Debtor shall have and incur no successor liability with respect to Claims or Demands that may have existed prior to Confirmation of the Plan.

Reorganized Federal-Mogul Class A Common Stock	shall have the meaning set forth in the Amended and Restated Certificate of Incorporation of Federal-Mogul Corporation which is attached as Exhibit 8.3.9(1) to the Plan.

Reorganized Federal-Mogul Class B Common Stock	shall have the meaning set forth in the Amended and Restated Certificate of Incorporation of Federal-Mogul Corporation which is attached as Exhibit 8.3.9(1) to the Plan.

Reorganized Federal-Mogul Common Stock	means the shares of Reorganized Federal-Mogul Class A Common Stock and Reorganized Federal-Mogul Class B Common Stock to be distributed pursuant to the Plan.

Reorganized Federal-Mogul Junior Secured PIK Notes

means the junior secured PIK notes to be issued by Reorganized Federal-Mogul pursuant to the Plan on account of the Allowed Class B Bank Claims, in the original principal amount of $300,000,000.00. The principal terms and conditions of the Reorganized Federal-Mogul Junior Secured PIK Notes are set forth in Exhibit 1.1.130 to the Plan.

Reorganized Federal-Mogul Secured Term Loan Agreement

means the loan agreement among Reorganized Federal-Mogul, the holders of Allowed Class 1B Bank Claims and the Administrative Agent, in the principal amount of (i) $1,303,897,117.90 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars) plus the amount of any draws prior to the Effective Date on letters of credit outstanding under the Bank Credit Agreement and (ii) the amount, if any, of the Tranche C portion of the DIP Facility restructured pursuant to Section 2.2 of the Plan. The principal terms and conditions of the Reorganized Federal-Mogul Secured Term Loan Agreement are set forth in Exhibit 1.1.131 of the Plan. A form of the Reorganized Federal-Mogul Secured Term Loan Agreement shall be filed with the Bankruptcy Court prior to the hearing on the adequacy of Disclosure Statement.

Schedules	means the Schedules, Statements and Lists filed by the Debtors with the Bankruptcy Court pursuant to Bankruptcy Rule 1007, as they have been and may be amended or supplemented from time to time.

Scheme of Arrangement	means the Section 425 Scheme or Section 425 Schemes relating to those of the U.K. Debtors that are listed in Exhibit 1.1.133, together with any modifications thereof which are approved by the U.K. Court.

Section 425 Scheme	means any scheme of arrangement under Section 425 of the Companies Act 1985 of the United Kingdom.

Secured	means, with respect to any Claim, including, without limitation, Bank Claims and Surety Claims, a Claim that is (a) secured in whole or in part as of the Petition Date, by a Lien which is valid, perfected and enforceable under applicable law and is not subject to avoidance under the Bankruptcy Code, the IA 1986 or other applicable law, or (b) subject to setoff under Section 553 of the Bankruptcy Code or other applicable law, but, with respect to both (a) and (b) above, only to the extent of the value of the holder of such Claim’s interest in the particular Estate’s interest in the property securing any such Claim or the amount subject to setoff, as the case may be.

Secured Surety Notes and Junior Secured Surety PIK Notes

means the secured notes and junior secured PIK notes, if any, to be issued by Reorganized Federal-Mogul pursuant to the Plan on account of Allowed Surety Claims. The principal terms and conditions of the Secured Surety Notes and Junior Secured Surety PIK Notes are set forth in Exhibit 1.1.136. The Secured Surety Notes, Junior Secured Surety PIK Notes and any related documents will be filed with the Bankruptcy Court on or before the earlier of (i) 30 days before the deadline for casting votes on the Plan or (ii) 45 days before the deadline for filing objections to confirmation of the Plan.

Settling Asbestos Insurance Company	means any Asbestos Insurance Company that enters into an Asbestos Insurance Settlement Agreement that is sufficiently comprehensive in the determination of the Plan Proponents.

Small Company	means a U.K. Debtor with assets having a value, as set forth in Exhibit L to the Disclosure Statement, of less than £1,000,000 or liabilities to unaffiliated creditors (excluding holders of Asbestos Personal Injury Claims other than those that have been asserted in lawsuits filed in the United Kingdom on or before the date the Plan was filed with the Bankruptcy Court) having a value of less than £1,000,000.

Small Company Specific Distribution Ratio

means, with respect to a Small Company, a ratio, the numerator of which shall be (i) the value of the referenced Small Company’s assets as estimated on Exhibit L to the Disclosure Statement if the Consensual Marketing Procedures are not performed or (ii) the Market Value of the referenced U.K. Debtor’s assets if the Marketing Procedures are performed and the denominator of which shall be the Allowed Claims against the referenced U.K. Debtor excluding Asbestos Personal Injury Claims other than those that have been asserted in lawsuits filed in the United Kingdom on or before April 22, 2004.

Stock Repayment Obligation	shall have the meaning set forth in Section 4.5.2 to the Plan.

Subordinated Securities Claim	means a Claim subject to subordination under Section 510(b) of the Bankruptcy Code, including, without limitation, any Claim that arises from the rescission of a purchase or sale of a security of any of the Debtors (including, without limitation, the Notes and the existing Federal-Mogul common and preferred stock classified below in Classes 1M and 1O), or for damages arising from the purchase or sale of such a security, or for reimbursement, indemnification, or contribution allowed under Section 502 of the Bankruptcy Code on account of such Claim.

Subordination Deed	means an agreement wherein certain of the Debtors or their Affiliates holding Affiliate Claims against a U.K. Debtor consensually agree to (i) subordinate their Claims so that the legal right and priority of payment on their Claim is subordinate to all non-Affiliate Claims against the applicable U.K. Debtor, (ii) extinguish and discharge their Claims in whole or in part or (iii) leave unaltered the legal, equitable and contractual rights to which such Claims entitled the holder; provided, however, that prior to such discharge and extinguishment such Affiliate Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Plan Proponents. The Subordination Deed shall be filed with the Bankruptcy Court at least 30 days prior to the deadline for casting votes on the Plan.

Supersedeas Bond Action	means any rights, defenses, counterclaims or affirmative causes of action of the Debtors, Reorganized Federal-Mogul, or the other Reorganized Debtors with respect to a Bonded Claim, or with respect to any supersedeas bond or other form of security or payment assurance issued in connection with a Bonded Claim, or against the issuer or insurer of any payment assurance issued in connection with a Bonded Claim.

Supplemental Injunction	means the injunction described in Section 9.3.1 of the Plan.

Sureties	means Travelers Casualty and Surety Company of America (“Travelers”), SAFECO Insurance Company of America (“Safeco”) and National Fire Insurance Company of Hartford and Continental Casualty Company (“National Fire”) as issuers of the CCR Surety Bonds.

Surety Claims	means the secured, unsecured (as in the cases of T&N Limited, Gasket Holdings, Inc. and their respective Estates), or partially secured and unsecured contingent reimbursement obligations arising under and related to any indemnity contract or guarantee between certain of the Debtors signatory thereto and the Sureties relating to the CCR Surety Bonds issued by the Sureties in favor of CCR.

T&N Distribution Ratio 1	means a ratio, the numerator of which shall be 79% of the value of the Reorganized Federal-Mogul Class B Common Stock as determined at the Confirmation Hearing and the denominator of which shall be the tort system value (as reflected in the Asbestos Personal Injury Trust Distribution Procedures) of all Asbestos Personal Injury Claims against T&N Limited.

T&N Distribution Ratio 2	means a ratio, the numerator of which shall be the value of T&N Limited’s assets as determined at the Confirmation Hearing either in accordance with the Consensual Marketing Procedures or as otherwise determined by the Court and the denominator of which shall be the sum of (i) the tort system value (as reflected in the Asbestos Personal Injury Trust Distribution

Procedures) of all Asbestos Personal Injury Claims against T&N Limited and (ii) the Allowed Amount of all other Claims against T&N Limited including, without limitation, Affiliate Claims against T&N Limited.

T&N Pension Plan	means the T&N Retirement Benefits Scheme (1989), a defined benefit plan operated by certain of the U.K. Debtors for eligible employees.

T&N Pension Plan Trustees	means the trustees for the time being of the T&N Pension Plan and, as of the date hereof, being Alexander Forbes Trustee Services Limited and T&N Pension Trustee Limited.

Third Party Injunction	means the injunction described in Section 9.3.2 of the Plan.

Trust	means the trust or trusts established pursuant to the Trust Agreement and in accordance with Section 524(g) of the Bankruptcy Code, which is a “qualified settlement fund” pursuant to Section 468B of the IRC and the regulations issued pursuant thereto.

Trust Advisory Committee or TAC	means that committee appointed and serving in accordance with Section 4.10.1 of the Plan and having the powers, duties and obligations set forth in the Trust Agreement.

Trust Agreement	means that certain Asbestos Personal Injury Trust Agreement, effective as of the Confirmation of the Plan, substantially in the form of Exhibit 1.1.154 to the Plan.

Trust Assets	means the following assets and any income, profits and proceeds derived from such assets subsequent to the transfer of such assets to the Trust: (a) the Reorganized Federal-Mogul Class B Common Stock to be distributed to the Trust pursuant to the Plan, (b) the Asbestos Insurance Actions and the Asbestos Insurance Action Recoveries attributable to any Asbestos Personal Injury Claims, (c) the Asbestos Insurance Settlement Agreements attributable to any Asbestos Personal Injury Claims, other than such agreements attributable to the Hercules Policy, (d) the Trust Causes of Action and (e) any and all other funds, proceeds or other consideration otherwise contributed to the Trust pursuant to the Confirmation Order.

Trust Causes of Action	means any and all of the actions, claims, rights, defenses, counterclaims, suits and causes of action of the Debtors (other than, prior to the Hercules Policy Expiry Date, the Hercules-Protected Entities and other than any such actions, claims, rights, defenses, counterclaims, suits and causes of action with respect to the EL Coverage), whether known or unknown, in law, at equity or otherwise, whenever and wherever arising under the laws of any jurisdiction attributable to: (a) all defenses to any Asbestos Personal Injury Claim, including, but not limited to, all defenses under Section 502 of the Bankruptcy Code, (b) with respect to any Asbestos Personal Injury Claim, all rights of setoff, recoupment, contribution, reimbursement, subrogation or indemnity (as those terms are defined by the non-bankruptcy law of any relevant jurisdiction) and any other indirect claim of any kind whatsoever, whenever and wherever arising or asserted, and (c) subject to the provisions of the Plan, any other claims or rights with respect to Asbestos Personal Injury Claims that the Debtors (other than, prior to the Hercules Policy Expiry Date, the Hercules-Protected Entities and other than any such claims or rights with respect to the EL Coverage) would have had under applicable law if the

Reorganization Cases had not occurred and the holder of such Asbestos Personal Injury Claim had asserted it by initiating civil litigation against any such Debtor. Notwithstanding the foregoing, Trust Assets and Trust Causes of Action shall not include (x) any of the Debtors’ rights arising under or attributable to the Supersedeas Bond Actions (y) the property, rights or assets, if any, of the Debtors which were previously used to secure or obtain a supersedeas bond with respect to any Allowed Bonded Claim and which are recoverable or recovered by the Debtors after the full satisfaction of such claim or (z) any claim, cause of action, or right of the Debtors or any of them, under the laws of any jurisdiction, for reimbursement, indemnity, contribution, breach of contract or otherwise arising from or relating to any payments made by the Debtors on account of Asbestos Personal Injury Claims prior to the Petition Date.

Trust Claim	shall have the meaning set forth in Section 4.5.4 of the Plan.

Trust Documents	means the Trust Agreement, the Asbestos Personal Injury Trust Distribution Procedures and all other agreements, instruments and documents governing the establishment, administration and operation of the Trust, which shall be substantially in the form set forth in the Plan, as they may be amended or modified from time to time in accordance with the Plan and the Trust Agreement.

Trust Expenses	means any Asbestos Personal Injury Expenses and any other liabilities, costs or expenses of, or imposed upon, or in respect of, the Trust (except for payments to holders of Asbestos Personal Injury Claims on account of such Claims). Trust Expenses shall also expressly include (a) any and all liabilities, costs and expenses incurred subsequent to the Confirmation of the Plan in connection with any and all Asbestos Insurance Actions, or any similar claim, cause of action or right of Reorganized T&N against the Hercules Insurers, or of the Trust against the EL Insurers, in each case whether or not any such action results in a recovery for the Trust and (b) any and all liabilities, costs and expenses incurred by the Reorganized Debtors in taking any action on behalf of or at the direction of the Trustees, if any, including, without limitation, any costs and expenses incurred by the Reorganized Debtors in being named as a defendant in any Asbestos Insurance Action or other actions relating to the Hercules Policy or any EL Policy.

Trustees	means the Persons appointed pursuant to Section 4.9 of the Plan for the purpose of acting as trustees of the Trust in accordance with the terms and conditions contained in the Trust Documents, the Plan and the Confirmation Order.

U.K. Court	means any court of competent jurisdiction in any part of the United Kingdom.

U.K. Debtors	means those Debtors so listed in footnote 1 of the Plan.

United States Trustee	means the Office of the United States Trustee for the District of Delaware.

Unsecured Claim	means any Claim (regardless of whether such Claim is covered by insurance), not specifically included in a separately identified Class of Claims or Equity Interests, and to the extent that such Claim is neither secured nor entitled to priority under applicable law. Unsecured Claims shall expressly include, without limitation, (a) any claim arising from the rejection of an executory contract or unexpired lease under Section 365 of the Bankruptcy Code, (b) any portion of a Claim to the extent the value of the holder’s interest in the applicable Estate’s interest in the property securing such Claim is less than the amount of the Claim, or to the extent that the amount of the Claim subject to setoff is less than the amount of the Claim, as determined pursuant to Section 506(a) of the Bankruptcy Code, (c) Surety Claims against T&N Limited and/or Gasket Holdings Inc., (d) Other U.K. Claims (including, specifically, Off-Site Environmental Claims and Asbestos Property Damage Claims against any U.K. Debtors to the extent that the Allowed Amounts of such Claims are not otherwise satisfied by any applicable insurance coverage), (e) any unsecured deficiency claims held by the holders of Bonded Non-Asbestos Claims and/or Surety Claims, (f) Asbestos Property Damage Claims against any U.S. Debtors to the extent that the Allowed Amounts of such Claims are not otherwise satisfied by any applicable insurance coverage, and to the extent that such Claims are not Bonded Claims; (g) Excluded Non-Qualified Pension Claims, (h) Off-Site Environmental Claims, (i) Claims arising from the provision of goods or services to the Debtors prior to the Petition Date, including the Claims of commercial trade creditors and (j) Affiliate Claims against the U.K. Debtors which are not subject to the Subordination Deed. Unless otherwise specifically provided in an applicable provision of the Plan, Unsecured Claims shall not include (i) Administrative Claims, (ii) Administration Claims, (iii) Priority Claims, (iv) Preferential Claims, (v) Secured Bank Claims, (vi) Secured Surety Claims, (vii) Noteholder Claims, (viii) Other Secured Claims, (ix) On-Site Environmental Claims, (x) Non-Priority Employee Benefit Claims, (xi) Asbestos Personal Injury Claims, (xii) Bonded Claims, (xiii) Affiliate Claims against U.K. Debtors which are subject to the Subordination Deed and (xiv) Equity Interests.

Unsecured Creditors Committee	means the Official Committee of Unsecured Creditors of the Debtors appointed in the Reorganization Cases by the United States Trustee.

U.S. Debtors	means those Debtors so listed in footnote 1 of the Plan.

Valuation Proceedings	means the contested matter to be initiated, if necessary, under Section 506(a) of the Bankruptcy Code and Rule 3012 of the Federal Rules of Bankruptcy Procedure for the purpose of determining the Allowed Amount of the Secured portions of the Surety Claims.

Voluntary Arrangement	means the company voluntary arrangement or company voluntary arrangements proposed under Part I of the IA 1986 and Part I of the IR 1986 relating to those of the U.K. Debtors that are listed in Exhibit 1.1.168 to the Plan and any modifications thereto which may be approved by the requisite proportion of creditors of the relevant U.K. Debtor.

Voluntary Arrangement Supervisors	means, in relation to a U.K. Debtor, the joint supervisors of the Voluntary Arrangement over the U.K. Debtor or their duly appointed successors.

Warrants	means the warrants for the purchase of Reorganized Federal-Mogul Common Stock which are to be issued by Reorganized Federal-Mogul pursuant to the Plan and the warrant agreement attached hereto as Exhibit 1.1.170 to the Plan.

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	) )	Chapter 11
FEDERAL-MOGUL GLOBAL INC., T&N LIMITED, et al.,[1]	) )	Case No. 01-10578 (RTL) (Jointly Administered)
Debtors.	) )

THIRD AMENDED JOINT PLAN OF REORGANIZATION

ARTICLE IX OF THIS PLAN PROVIDES FOR THE ISSUANCE OF A CHANNELING

INJUNCTION UNDER SECTIONS 105(a) AND 524(g) OF THE BANKRUPTCY CODE

THAT PERMANENTLY ENJOINS ALL PERSONS HOLDING ASBESTOS PERSONAL

INJURY CLAIMS FROM PURSUING A REMEDY AGAINST THE PROTECTED PARTIES

AND CHANNELS THEM TO THE TRUST FOR RESOLUTION AND PAYMENT

[1]	The U.S. Debtors (collectively, the “U.S. Debtors”) are Carter Automotive Company, Inc., Federal-Mogul Corporation, Federal-Mogul Dutch Holdings Inc., Federal-Mogul FX, Inc., Federal-Mogul Global Inc., Federal-Mogul Global Properties, Inc., Federal-Mogul Ignition Company, Federal-Mogul Machine Tool, Inc., Federal-Mogul Mystic, Inc., Federal-Mogul Piston Rings, Inc., Federal-Mogul Powertrain, Inc., Federal-Mogul Products, Inc., Federal-Mogul Puerto Rico, Inc., Federal-Mogul U.K. Holdings, Inc., Federal-Mogul Venture Corporation, Federal-Mogul World Wide, Inc., Felt Products Manufacturing Co., FM International LLC, Ferodo America, Inc., Gasket Holdings Inc., J.W.J. Holdings, Inc., McCord Sealing, Inc., and T&N Industries Inc.

The U.K. Debtors (collectively, the “U.K. Debtors”) are AE Dayton Services Limited, AE Group Machines Limited, AE Holdings Limited, AE International Limited, AE Limited, AE Piston Products Limited, AE Sales (Africa) Limited, Aeroplane & Motor Aluminium Castings Limited, Amber Supervision Limited, Ashburton Road Services Limited, Associated Engineering Group Limited, Awncast Limited, Bearings (North-Western) Limited, Brake Linings Limited, Colvan Rubber Co. Limited, Contact 100 Limited, Cosmid Limited, Cranhold Limited, Dealings Limited, Dumplington Services Limited, Duron Limited, E W Engineering Limited, Edmunds, Walker & Co. Limited, Engineering Components Limited, Federal-Mogul Acquisition Company Limited, Federal-Mogul Aftermarket UK Limited, Federal-Mogul Bradford Limited, Federal-Mogul Brake Systems Limited, Federal-Mogul Bridgwater Limited, Federal-Mogul Camshaft Castings Limited, Federal-Mogul Camshafts Limited, Federal-Mogul Engineering Limited, Federal-Mogul Eurofriction Limited, Federal-Mogul Export Services Limited, Federal-Mogul Friction Products Limited, Federal-Mogul Global Growth Limited, Federal-Mogul Ignition (U.K.) Limited, Federal-Mogul Powertrain Systems International Limited, Federal-Mogul Sealing Systems (Cardiff) Limited, Federal-Mogul Sealing Systems (Rochdale) Limited, Federal-Mogul Sealing Systems (Slough) Limited, Federal-Mogul Sealing Systems Limited, Federal-Mogul Shoreham Limited, Federal–Mogul Sintered Products Limited, Federal-Mogul Systems Protection Group Limited, Federal-Mogul Technology Limited, Federal–Mogul U.K. Limited, Ferodo Caernarfon Limited, Ferodo Limited, FHE Technology Limited, Fleetside Investments Limited, F-M UK Holding Limited, FP Diesel Limited, Friction Materials Limited, G.B. Tools & Components Exports Limited, Genthope Limited, Greet Limited, Halls Gaskets Limited, Hepworth & Grandage Limited, High Precision Equipment Limited, Inblot Limited, Instantwonder Limited, J.W. Roberts Limited, Kings Park Housing Limited, Lalton Limited, Lanoth Limited, Lanoth Precision Equipment Limited, Leeds Piston Ring & Engineering Co. Limited, M.T.A. (Kettering) Limited, Mantro Engineering Co. Limited, Mobile Distributing (Spares) Limited, Moores Plastic Units Limited, Newalls Insulation Company Limited, Ontall Limited, Payen (Europe) Limited, Pecal Limited, Presswork-Components Limited, Sintration Limited, Sourcelook Limited, Specialloid, Limited, STS (1996) Limited, TAF International Limited, T&N Holdings Limited, T&N International Limited, T&N Investments Limited, T&N Limited, T&N Materials Research Limited, T&N Piston Products Group Limited, T&N Properties Limited, T&N Shelf Eight Limited, T&N Shelf Eighteen Limited, T&N Shelf Fifteen Limited, T&N Shelf Five Limited, T&N Shelf Four Limited, T&N Shelf Fourteen Limited, T&N Shelf Nine Limited, T&N Shelf Nineteen Limited, T&N Shelf One Limited, T&N Shelf Seven Limited, T&N Shelf Six Limited, T&N Shelf Sixteen Limited, T&N Shelf Ten Limited, T&N Shelf Thirteen Limited, T&N Shelf Thirty Limited, T&N Shelf Thirty-One Limited, T&N Shelf Thirty-Three Limited, T&N Shelf Three Limited, T&N Shelf Twenty Limited, T&N Shelf Twenty-Eight Limited, T&N Shelf Twenty-Five Limited, T&N Shelf Twenty-Four Limited, T&N Shelf Twenty-Nine Limited, T&N Shelf Twenty-One Limited, T&N Shelf Twenty-Six Limited, T&N Shelf Twenty-Two Limited, T&N Shelf Two Limited, T&N Trade Marks Limited, T&N Welfare Trust Limited, TBA Belting Limited, TBA Belting (Residual) Limited, TBA Industrial Products Limited, Telford Rubber Processors Limited, Telford Technology Supplies Limited, The British Piston Ring Company Limited, The Washington Chemical Company Limited, Tinblo Limited, Touchdown Adhesive Products Limited, Turner & Newall Limited, Turner Brothers Asbestos Company Limited, Tynoda Limited, Vanwall Cars Limited, Wellworthy Limited, Wellworthy Property Developments Limited, and William C. Jones (Polymers) Limited. Unlike all the other U.K. Debtors, T&N Investments Limited is a Scottish rather than English company and commenced administration in Scotland in April 2002.

		Page
ARTICLE VI—ACCEPTANCE OR REJECTION OF THE PLAN		66
6.1.	Each Impaired Class Entitled To Vote Separately	66
6.2.	Acceptance By Impaired Classes Of Claims	66
6.3.	Acceptance Pursuant To Section 524 Of The Bankruptcy Code	66
6.4.	Presumed Acceptance Of Plan	67
6.5.	Presumed Rejection Of Plan	67
6.6.	Votes With Respect to U.K. Debtors	67
6.7.	Confirmability And Severability Of The Plan.	67

ARTICLE VII—CONDITIONS TO CONFIRMATION AND EFFECTIVENESS		68
7.1.	Conditions To Confirmation	68
7.2.	Conditions To Effectiveness	69

ARTICLE VIII—IMPLEMENTATION OF THE PLAN		70
8.1.	Matters Involving U.K. Debtors	70
8.2.	Continued Corporate Existence	70
8.3.	Federal-Mogul Corporation Securities and Corporate Governance	70
8.4.	Ownership and Management of Affiliated Debtors	73
8.5.	Dissolution Of Inactive Debtor Subsidiaries	73
8.6.	Corporate Action	73
8.7.	Vesting of Assets	73
8.8.	Preservation of Rights Of Action	73
8.9.	Setoffs.	73
8.10.	Reorganized Federal-Mogul Secured Term Loan Agreement.	73
8.11.	Issuance of Reorganized Federal-Mogul Junior Secured PIK Notes.	74
8.12.	Exit Facilities.	74
8.13.	Issuance of Secured Surety Notes, Junior Secured Surety PIK Notes and Related Guarantees	74
8.14.	Effectuating Documents And Further Transactions.	74
8.15.	Distributions Under the Plan	74
8.16.	The Administrators, Possible Marketing Procedures with Respect to Certain U.K. Businesses/Assets and Claims Against and Equity Interests in the U.K. Debtors.	76
8.17.	Distributions to Holders of Unsecured Claims Against U.S. Debtors and F-M UK Holding Limited.	77
8.18.	Implementation of Federal-Mogul Bradford Limited Plan.	78
8.19.	Objections to Claims.	78
8.20.	Release by Dan=Loc Group	78

ARTICLE IX—INJUNCTIONS, RELEASES AND DISCHARGE		79
9.1.	Discharge	79
9.2.	Releases	79
9.3.	The Supplemental Injunction, The Third Party Injunction and The Asbestos Insurance Entity Injunction	80
9.4.	Reservation Of Rights	83
9.5.	Disallowed Claims And Disallowed Equity Interests	83
9.6.	Exculpation	84

ARTICLE X—MATTERS INCIDENT TO PLAN CONFIRMATION		84
10.1.	No Liability For Tax Claims	84
10.2.	No Successor Liability	84
10.3.	Asbestos Insurance Actions	84
10.4.	Supersedeas Bond Actions	85
10.5.	Institution And Maintenance Of Legal And Other Proceedings	85
10.6.	Retention And Enforcement Of Trust Causes Of Action	86
10.7.	Preservation Of Insurance Claims	86

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iii

Pursuant to 11 U.S.C. § 1121, the Debtors, the Unsecured Creditors Committee, the Asbestos Claimants Committee, the Future Claimants Representative, the Administrative Agent and the Equity Committee hereby jointly propose the following Third Amended Joint Plan of Reorganization in accordance with the provisions of Chapter 11, Title 11 of the United States Code:

ARTICLE I

DEFINITIONS, CONSTRUCTION OF TERMS, AND EXHIBITS

1.1. As used herein, the following terms shall have the respective meanings specified below, unless the context otherwise requires:

1.1.1. 1997 Flexitallic Asset Purchase Agreement means that certain Asset Purchase Agreement, dated as of April 11, 1997, by and among T&N plc, Flexitallic Limited, Flexitallic Sealing Materials Ltd., Flexitallic, Inc., Goetze Vermogenswerwaltungs, GmbH, Flexitallic Canada Ltd., Ferodo a.s., Dan=Loc Corporation, Dan=Loc Limited, Delta 72 Unternehmenswerwaltungs GmbH, Frederique s.r.o., Dan=Loc (Canada) Ltd. and Dan=Loc Transitional, L.P.

1.1.2. Administrative Agent means JPMorgan Chase Bank (formerly The Chase Manhattan Bank) as administrative agent under the Bank Credit Agreement.

1.1.3. Administration Claim means, in relation to a U.K. Debtor, any Claim that ranks in the administration of that U.K. Debtor under the laws of the relevant part of the United Kingdom as an administration expense, including, without limitation, (a) the remuneration and expenses of the Administrators properly incurred by them as administrators of that U.K. Debtor as referred to in subsection 19(4) of the IA 1986; (b) any sums payable in respect of debts or liabilities incurred, while they were Administrators, under contracts entered into by them in carrying out their functions as administrators of that U.K. Debtor as referred to in subsection 19(5) of the IA 1986; and (c) any sums payable in respect of liabilities incurred, while they were Administrators, under contracts of employment adopted by the Administrators of that U.K. Debtor in carrying out their functions as administrators, to the extent that the liabilities are qualifying liabilities, for the purposes of subsection 19(6) of the IA 1986.

1.1.4. Administrative Claim means any Claim for the payment of an Administrative Expense.

1.1.5. Administrative Expense means (a) any cost or expense of administration of the Reorganization Cases under Section 503(b) of the Bankruptcy Code including, but not limited to (1) any actual and necessary postpetition cost or expense of preserving the Estates or operating the businesses of the Debtors, (2) any payment to be made under the Plan to cure a default on an assumed executory contract or unexpired lease, (3) any postpetition cost, indebtedness or contractual obligation duly and validly incurred or assumed by the Debtors in the ordinary course of business, (4) any valid and allowed reclamation claims in accordance with Section 546(c) of the Bankruptcy Code, (5) compensation or reimbursement of expenses of professionals to the extent allowed by the Bankruptcy Court under Sections 328, 330(a) or 331 of the Bankruptcy Code, (6) the Indenture Trustee fees and expenses under the terms of the respective Indentures and pursuant to Section 8.15.6 of this Plan; (7) all Claims arising under the DIP Facility; and (8) all Claims for adequate protection authorized and entitled to administrative expense status pursuant to the DIP Facility; and (b) any fee or charge assessed against the Estates under 28 U.S.C. § 1930.

1.1.6. Administrators means, in relation to a U.K. Debtor, the administrators appointed by the U.K. Court from time to time in respect of that U.K. Debtor.

1.1.7. Affiliate shall have the meaning ascribed to such term in Section 101(2) of the Bankruptcy Code, and when used with reference to any Debtor, shall include, but not be limited to, each of the entities listed in Exhibit 1.1.7 to the Plan.

1.1.8. Affiliate Claims means all prepetition Claims against any of the Debtors held by a Debtor or non-debtor Affiliate, or any interest held by such entities in any property of the Debtors, but excluding Equity Interests and the Convertible Subordinated Debentures.

1.1.9. Affiliated Subsidiaries means the subsidiaries of the Debtors or their Affiliates in which the Debtors or their Affiliates own greater than 5% but less than 20% of the outstanding voting securities of such entity, each of which is listed in Exhibit 1.1.9 of the Plan.

1.1.10. Allowed means:

1.1.10.1. With respect to any Claim (other than an Administrative Claim, an Administration Claim, an Asbestos Personal Injury Claim, a Bonded Claim or an Other U.K. Claim), (a) any Claim that is specifically designated as Allowed under this Plan, (b) any Claim that has been, or hereafter is, listed in the Schedules as liquidated in amount and not disputed or contingent or (c) any Claim, proof of which was timely filed in a liquidated non-contingent amount with the Bankruptcy Court or its duly appointed claims agent, or, in compliance with any order of the Bankruptcy Court regarding the filing of a proof of claim and with respect to which either (i) no objection to the allowance thereof has been filed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court or (ii) the Claim has been allowed by a Final Order (but only to the extent so allowed).

1.1.10.2. With respect to an Asbestos Personal Injury Claim other than a Bonded Claim, the amount of any such Claim that is determined pursuant to the procedures set forth in the Asbestos Personal Injury Trust Distribution Procedures or, if applicable, pursuant to a Final Order of the Bankruptcy Court or the U.K. Court. An Asbestos Personal Injury Claim that is Allowed in accordance with the foregoing, shall be, and be deemed to be, a judgment determining the legal liability against the Trust in the Allowed Amount of such Asbestos Personal Injury Claim.

1.1.10.3. With respect to any Bonded Claim, any Claim that qualifies as a Bonded Claim under the applicable definitions of the Plan, with respect to which the Bankruptcy Court or other court of competent jurisdiction determines by Final Order, or the applicable Debtor or Reorganized Debtor and the holder of such Claim agree, that such holder is entitled to some or all of the proceeds of the applicable supersedeas bond or other payment assurance (but only to the extent so ordered or agreed). A Bonded Claim that is “Allowed” shall constitute a final, non-appealable judgment determining the legal liability of the Debtors or their Estates, as applicable.

1.1.10.4. With respect to any Claim that is asserted to constitute an Administrative Expense (a) a Claim that represents an actual and necessary expense of preserving the estate or operating the business of the Debtors, to the extent such Claim is determined by the Plan Proponents to constitute an Administrative Expense; (b) other than with respect to a Claim of a professional person employed under Sections 327, 328 or 1103 of the Bankruptcy Code that is required to apply to the Bankruptcy Court for the allowance of compensation and reimbursement of expenses pursuant to Section 330 of the Bankruptcy Code, a Claim that the Plan Proponents do not believe constitutes an Administrative Expense, and such Claim is allowed in whole or in part by a Final Order of the Bankruptcy Court and only to the extent that such allowed portion is determined pursuant to a Final Order to constitute a cost or expense of administration under Sections 503(b) and 507(a)(1) of the Bankruptcy Code; or (c) that represents a Claim of a professional person employed under Sections 327, 328 or 1103 of the Bankruptcy Code that is required to apply to the Bankruptcy Court for the allowance of compensation or reimbursement of expenses pursuant to Section 330 of the Bankruptcy Code, to the extent such Claim is allowed by a Final Order of the Bankruptcy Court under Section 330 of the Bankruptcy Code.

1.1.10.5. With respect to any Claim that is asserted to constitute an Administration Claim, a Claim that is non-contingent and (i) is properly and reasonably accepted as an Administration Claim by the Administrators or (ii) to the extent that it is determined to be an Administration Claim by a Final Order of the U.K. Court having competent jurisdiction over the matter.

1.1.10.6. With respect to any Other U.K. Claim, the amount of such Claim that is non-contingent and (i) is properly and reasonably accepted by the Administrators or Voluntary Arrangement Supervisors, as applicable, of the relevant U.K. Debtor as owing by that U.K. Debtor, (ii) is accepted by the relevant Reorganized U.K. Debtor as owing by that U.K. Debtor or (iii) that is determined to be such by Final Order of the U.K. Court pursuant to the terms of the Scheme of Arrangement and/or Voluntary Arrangement, as applicable, for such U.K. Debtor.

1.1.10.7. With respect to any Equity Interest, the shares of common and/or preferred stock of the Debtors held by any Person as of the Record Date.

1.1.11. Allowed Amount means, with respect to any Claim, the amount in which that Claim is Allowed, denominated in dollars (in the case of a U.S. Debtor) or pounds sterling (in the case of a U.K. Debtor).

1.1.12. Asbestos Claimants Committee means the Official Committee of Asbestos Claimants appointed in the Reorganization Cases by the United States Trustee.

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1.1.13. Asbestos In-Place Insurance Coverage means any insurance coverage available for the payment or reimbursement of liability, indemnity or defense costs arising from or related to Asbestos Personal Injury Claims or Trust Expenses under any Asbestos Insurance Policy or any Asbestos Insurance Settlement Agreement.

1.1.14. Asbestos Insurance Action means any claim, cause of action, or right of the Debtors or any of them, under the laws of any jurisdiction, against any Asbestos Insurance Company, arising from or related to: (a) any such Asbestos Insurance Company’s failure to provide or pay under Asbestos In-Place Insurance Coverage, (b) the refusal of any Asbestos Insurance Company to compromise and settle any Asbestos Personal Injury Claim under or pursuant to any Asbestos Insurance Policy, or (c) the interpretation or enforcement of the terms of any Asbestos Insurance Policy with respect to any Asbestos Personal Injury Claim; provided, however, Asbestos Insurance Action shall not include any claim, cause of action, or right of the Debtors or any of them, under the laws of any jurisdiction against any Asbestos Insurance Company for reimbursement, indemnity, breach of contract for insurance, statutory and common law bad faith or otherwise arising from or relating to any payments made by the Debtors on account of Asbestos Personal Injury Claims prior to the Petition Date.

1.1.15. Asbestos Insurance Action Recoveries means (a) Cash derived from and paid pursuant to Asbestos Insurance Settlement Agreements entered into prior to the Confirmation Hearing, (b) the right to receive proceeds of Asbestos In-Place Insurance Coverage and (c) the right to receive the proceeds or benefits of any Asbestos Insurance Action.

1.1.16. Asbestos Insurance Company means any insurance company, insurance broker or syndicate insurance broker, guaranty association or any other Entity with liability under an Asbestos Insurance Policy, including any reinsurers with respect to claims covered by an Asbestos Insurance Policy.

1.1.17. Asbestos Insurance Entity Injunction means the injunction described in Section 9.3.3 of the Plan.

1.1.18. Asbestos Insurance Policy means (a) any insurance policy (other than the Hercules Policy and the EL Policy) in effect at any time on or before the Effective Date naming the Debtors (or any predecessor, subsidiary, or past or present Affiliate of the Debtors) as an insured, or otherwise affording the Debtors indemnity or insurance coverage, upon which any claim has been or may be made with respect to any Asbestos Personal Injury Claim or (b) any reinsurance agreement relating to an Asbestos Insurance Policy as defined in (a) above to which an Asbestos Insurance Company is a party.

1.1.19. Asbestos Insurance Settlement Agreement means any settlement agreement with a Settling Asbestos Insurance Company relating to any Asbestos Personal Injury Claim.

1.1.20. Asbestos Personal Injury Claim means a liquidated or unliquidated claim against one or more of the Debtors or their non-Debtor Affiliates, or their present or former officers, directors or employees of any of them, whether asserted by agents or employees of the Debtors or their non-Debtor Affiliates or any other Person or Entity, whether in the nature of or sounding in tort, contract, warranty, employer liability or any other theory of law, equity or admiralty, whatsoever, for, attributable to or arising under the laws of any jurisdiction, by reason of, directly or indirectly, physical, emotional or other personal injuries or other damages caused, or allegedly caused, in whole or in part, directly or indirectly, by the presence of, or exposure to, asbestos—including, but not limited to, asbestos-containing products, automotive or industrial parts and components, equipment, manufacturing processes, improvements to real property or materials manufactured, sold, supplied, produced, specified, selected, distributed or in any way marketed by one or more of the Debtors or their non-Debtor Affiliates or the predecessors of any of them—and arising or allegedly arising, directly or indirectly, from acts or omissions of one or more of the Debtors, their non-Debtor Affiliates or the predecessors of any of them, including, but not limited to, all claims, debts, obligations or liabilities for compensatory damages (such as, without limitation, loss of consortium, medical monitoring, personal or bodily injury, wrongful death, survivorship, proximate, consequential, general and special damages) and punitive damages. Asbestos Personal Injury Claims shall include, without limitation, (i) Indirect Asbestos Personal Injury Claims, (ii) Asbestos Personal Injury Demands, (iii) any Claim or Demand based upon, arising under or attributable to an asbestos personal injury settlement agreement or protocol entered into by CCR on behalf of one or more of the Debtors, (iv) any Claims asserted by CCR against the Debtors or their non-Debtor Affiliates excluding any Claim asserted by the CCR for postpetition fees and expenses incurred in connection with these bankruptcy cases and (v) any Claim or Demand by an EL Insurer or Hercules Insurer or any of their reinsurers for premium, indemnity, reimbursement, contribution, fees, expenses or otherwise in connection with their respective policies or Asbestos Personal Injury Claims. Notwithstanding the foregoing, Asbestos Personal Injury Claims shall not include Bonded

3

Asbestos Personal Injury Claims or the CCR Bond Claim, but shall include the unsecured deficiency, if any, of any Bonded Asbestos Personal Injury Claim or the CCR Bond Claim. For purposes of this Section 1.1.20 only, the term non-Debtor Affiliates shall mean Affiliates of the Debtors on or prior to the Effective Date that are not Debtors.

1.1.21. Asbestos Personal Injury Demand or Demand means a demand as such term is used and defined in Section 524(g)(5) of the Bankruptcy Code, including a demand for payment, present or future, that (i) was not a Claim prior to the Effective Date; (ii) arises out of the same or similar conduct or events that gave rise to an Asbestos Personal Injury Claim or the Claims addressed by the Supplemental Injunction, the Third Party Injunction or the Asbestos Insurance Entity Injunction; and (iii) pursuant to the Plan, is to be satisfied exclusively by the Trust.

1.1.22. Asbestos Personal Injury Expenses means all costs, taxes and expenses of or imposed on the Trust attributable or allocable to Asbestos Personal Injury Claims, including, but not limited to, trustee compensation, employee compensation, insurance premiums, legal, accounting and other professional fees and expenses, overhead, disbursements, and expenses relating to the implementation of the Asbestos Personal Injury Trust Distribution Procedures, but excluding payments to holders of Asbestos Personal Injury Claims on account of such Claims or Demands, or reimbursements of such payments.

1.1.23. Asbestos Personal Injury Trust Distribution Procedures means the Asbestos Personal Injury Trust Distribution Procedures substantially in the form attached to the Trust Agreement, or as subsequently modified or amended.

1.1.24. Asbestos Property Damage Claim means a liquidated or unliquidated Claim against, or any debt, obligation or liability of one or more of the Debtors, arising under the laws of any jurisdiction, whether in the nature of or sounding in tort, contract, warranty or any other theory of law, equity or admiralty, for, attributable to or arising by reason of, directly or indirectly, property damages, including, but not limited to, diminution in the value thereof, or environmental damage or economic loss caused or allegedly caused, directly or indirectly, by asbestos—including, but not limited to, asbestos-containing products, automotive or industrial parts and components, equipment, manufacturing processes, improvements to real property or materials manufactured, sold, supplied, produced, specified, selected, distributed or in any way marketed by one or more of the Debtors or their predecessors—and arising or allegedly arising, directly or indirectly, from acts or omissions of one or more of the Debtors, or their predecessors, including, but not limited to, all claims, debts, obligations or liabilities for compensatory and punitive damages, and also including, without limitation, any claim for contribution, reimbursement, subrogation or indemnity, whether contractual or implied by law, attributable to Asbestos Property Damage Claims. Asbestos Property Damage Claims shall exclude all Asbestos Personal Injury Claims.

1.1.25. Asbestos Property Damage Claimants Committee means the Official Committee of Asbestos Property Damage Claimants appointed in the Reorganization Cases by the United States Trustee.

1.1.26. Avoidance Litigation means the adversary proceeding filed or to be filed which seeks or will seek to, among other things, avoid the Liens securing the Surety Claims.

1.1.27. Bank Claims means any and all obligations, rights, claims or interests, whether secured or unsecured, matured or unmatured, fixed or contingent, including, but not limited to, principal, accrued and unpaid interest, charges, costs, breakage fees, counsel fees, contingent reimbursement obligations under unfunded or partially drawn letters of credit, and any and all other rights to payment of money arising under, based upon or related to the Bank Credit Agreement.

1.1.28. Bank Credit Agreement means that certain Fourth Amended and Restated Credit Agreement and related Loan Documents as therein defined, dated as of December 29, 2000, as such Agreement has been amended, supplemented or otherwise modified from time to time thereafter among Federal-Mogul Corporation, certain Affiliate Debtors and non-Debtor Affiliates, a syndicate of lenders and the Administrative Agent.

1.1.29. Bankruptcy Code means title 11 of the United States Code, 11 U.S.C. §§ 101, et seq., as in effect on the Petition Date, together with all amendments and modifications thereto that were subsequently made applicable to the Reorganization Cases.

1.1.30. Bankruptcy Court means the United States Bankruptcy Court for the District of Delaware.

1.1.31. Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, as in effect on the Petition Date, together with all amendments and modifications thereto that were subsequently made applicable to the Reorganization Cases.

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1.1.32. Bonded Asbestos Personal Injury Claim means an Asbestos Personal Injury Claim evidenced by a judgment as to which, but only to the extent that, a supersedeas bond or equivalent form of payment assurance was posted by a Debtor as security for such Claim, and only to the extent that the Bankruptcy Court or other court of competent jurisdiction determines by Final Order, or the applicable Reorganized Debtor and the holder of such Bonded Asbestos Personal Injury Claim agree, that such holder is entitled to some or all of the proceeds of the supersedeas bond or other payment assurance. Bonded Asbestos Personal Injury Claims shall not include the CCR Bond Claim.

1.1.33. Bonded Claim means any Bonded Asbestos Personal Injury Claim, Bonded Non-Asbestos Claim or the CCR Bond Claim, but shall not include the unsecured deficiency, if any, of any such Claims.

1.1.34. Bonded Non-Asbestos Claim means any Claim, other than an Asbestos Personal Injury Claim or a CCR Bond Claim, evidenced by a judgment as to which, but only to the extent that, a supersedeas bond or equivalent form of payment assurance was posted by a Debtor as security for such Claim, and only to the extent that the Bankruptcy Court or other court of competent jurisdiction determines by Final Order, or the applicable Reorganized Debtor and the holder of such Bonded Non-Asbestos Claim agree, that such holder is entitled to some or all of the proceeds of the supersedeas bond or other payment assurance.

1.1.35. Business Day means any day other than a Saturday, Sunday or legal holiday (as such term is defined in Bankruptcy Rule 9006(a)) or any public holiday in the U.K.

1.1.36. Cash means lawful currency of the United States of America and its equivalents as to the U.S. Debtors, and pounds sterling and its equivalents as to the U.K. Debtors.

1.1.37. CCR means the Center for Claims Resolution, a Delaware non-profit corporation.

1.1.38. CCR Bond Claim means any claim in favor of CCR as obligee under or with respect to the CCR Surety Bonds, but only to the extent that the Bankruptcy Court or other court of competent jurisdiction determines by Final Order, or the applicable Debtors or Reorganized Debtors, CCR and the Plan Proponents agree that CCR is entitled to some or all of the proceeds of the CCR Surety Bonds.

1.1.39. CCR Litigation means Adversary Proceeding 01-8885 and the claims asserted therein to, among other things, determine the CCR’s rights, if any, to draw on the CCR Surety Bonds.

1.1.40. CCR Surety Bonds means Performance Bond No. 6066092 issued by Safeco in favor of CCR, Performance Bond Nos. 103529126 and 103529229 REL issued by Travelers in favor of CCR, and Performance Bond No. 929182983 issued by National Fire in favor of CCR.

1.1.41. Claim shall have the meaning ascribed to such term in Section 101(5) of the Bankruptcy Code, and shall include, but not be limited to, Asbestos Personal Injury Claims and interests other than Equity Interests.

1.1.42. Class means a category of Claims or Equity Interests pursuant to the Plan, as such term is used and described in Section 1122 of the Bankruptcy Code.

1.1.43. Collateral Trustee means the Persons serving as trustees of collateral pledged as security for the Bank Claims, Noteholder Claims and Surety Claims, as applicable, pursuant to, among other things, the Bank Credit Agreement and related documents.

1.1.44. Company Specific Distribution Ratio means, with respect to a U.K. Debtor, a ratio, the numerator of which shall be: (i) the value of the referenced U.K. Debtor’s assets as estimated on Exhibit L of the Disclosure Statement if the Consensual Marketing Procedures are not performed for the referenced U.K. Debtor or (ii) the Market Value of the referenced U.K. Debtor’s assets if the Consensual Marketing Procedures are performed for the referenced U.K. Debtor, and the denominator of which shall be the tort system value (as reflected in the Asbestos Personal Injury Trust Distribution Procedures) of all Asbestos Personal Injury Claims against the referenced U.K. Debtor and the Allowed Amount of all other Claims against the referenced U.K. Debtor.

1.1.45. Confirmation or Confirmation of the Plan means the entry of an order approving the Plan in accordance with Section 1129 of the Bankruptcy Code.

1.1.46. Confirmation Date means the date on which the Confirmation Order is entered on the docket of the Bankruptcy Court.

1.1.47. Confirmation Hearing means the hearing(s) which will be held before the Bankruptcy Court and/or District Court, as applicable, in which the Plan Proponents will seek Confirmation of the Plan.

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1.1.48. Confirmation Order means the order confirming the Plan pursuant to Section 1129 and other applicable sections of the Bankruptcy Code.

1.1.49. Consensual Marketing Procedures means the process by which Federal-Mogul Corporation, by agreement with the Administrators, shall retain those businesses and/or assets of the U.K. Debtors that are valuable to Federal-Mogul Corporation and its customers and by which those businesses and/or assets of the U.K. Debtors that are not valuable to Federal-Mogul Corporation and its customers may be marketed and sold to third-party purchasers as more fully described in Section 8.16.1 of the Plan.

1.1.50. Convertible Subordinated Debentures means the 7% Convertible Junior Subordinated Debentures due 2027 in the original aggregate principal amount of $575,000,000 issued by Federal-Mogul Corporation on December 1, 1997, and sold to Federal-Mogul Financing Trust, the indenture trustee for which is currently The Bank of New York.

1.1.51. CRU means the Compensation Recovery Unit under the U.K. Social Security (Recovery of Benefits) Act 1997.

1.1.52. Dan=Loc Deed of Guarantee means that certain Deed of Guarantee, dated as of April 11, 1997, by and among T&N plc, and Dan=Loc Corporation, Dan=Loc, Inc., Dan=Loc Limited, Delta 72 Unternehmenswerwaltungs GmbH, Frederique s.r.o., Dan=Loc (Canada) Ltd., Dan=Loc Investments, Inc. and Dan=Loc Transitional, L.P.

1.1.53. Dan=Loc Deed of Special Indemnity means that certain Deed of Special Indemnity, dated as of April 11, 1997, by and among T&N plc, Flexitallic Limited, Flexitallic Sealing Materials Ltd., Flexitallic, Inc., Goetze Vermogenswerwaltungs, GmbH, Flexitallic Canada Ltd., Ferodo a.s., Dan=Loc Corporation, Dan=Loc Limited, Delta 72 Unternehmenswerwaltungs GmbH, Frederique s.r.o., Dan=Loc (Canada) Ltd. and Dan=Loc Transitional, L.P.

1.1.54. Dan=Loc Group means Dan=Loc Corporation and its subsidiaries or affiliates and their respective successors, including but not limited to, The Flexitallic Group, Inc. and its subsidiaries and affiliates.

1.1.55. Dan=Loc Indemnified Indirect Asbestos Personal Injury Claims and Demands means any Asbestos Personal Injury Claim or Demand that is both: (A)(i) based upon exposure, occurring at any time, to an asbestos containing product which was manufactured, distributed, or sold prior to April 11, 1997 by GHI or any other Debtor, that has been, is or could be asserted against the Dan=Loc Group or (ii) based upon exposure, prior to April 11, 1997, to asbestos present in the internal or external fabric of any building owned or leased by GHI or any other Debtor and which was acquired or leased by the Dan=Loc Group from GHI or any other Debtor under the terms of the 1997 Flexitallic Asset Purchase Agreement, that has been, is or could be asserted against the Dan=Loc Group; and (B) is an “Asbestos Related Claim” (as such term is defined in the Dan=Loc Deed of Special Indemnity) subject to indemnification by GHI under Section 2.2 of the Dan=Loc Deed of Special Indemnity and Section 2.2 of the Dan=Loc Deed of Guarantee (copies of which are attached hereto as Exhibit 1.1.55). Dan=Loc/GHI Indemnified Asbestos Personal Injury Claims and Demands shall also include any Asbestos Personal Injury Claims and Demands asserted in connection with any asbestos containing product manufactured, distributed or sold by GHI or any other Debtor prior to April 11, 1997, which Asbestos Personal Injury Claim also alleges exposure to any asbestos containing product manufactured, distributed or sold by the Dan=Loc Group on or after April 11, 1997, and which Asbestos Personal Injury Claim is based upon exposure to asbestos from such product during a period of time both prior to and after April 11, 1997, but only to the extent of the percentage allocable to GHI or any other Debtor pursuant to and in accordance with the sharing provisions set forth in Section 2.5 of the Dan=Loc Deed of Special Indemnity; provided, however, that in no event shall Dan=Loc Indemnified Indirect Asbestos Personal Injury Claims and Demands include any Claims or Demands made against the Dan=Loc Group at any time after April 11, 2024.

1.1.56. Debtors means Federal-Mogul Corporation and its affiliated U.S. Debtors and U.K. Debtors (or any of them as the context may require).

1.1.57. Debtors in Possession means the Debtors (or any of them as the context may require) in their capacities as debtors in possession in the Reorganization Cases.

1.1.58. DIP Facility means that certain Revolving Credit, Term Loan and Guaranty Agreement, by, between and among the U.S. Debtors and a syndicate of lenders, with The Chase Manhattan Bank as administrative agent, and those certain Tranche C Loans (as defined in the Final Order approving the DIP Facility), which the Bankruptcy Court authorized through a Final Order issued on November 21, 2001, and as amended and restated on or about August 7, 2003.

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1.1.59. Disbursing Agent means Reorganized Federal-Mogul or any Person selected by Reorganized Federal-Mogul (with approval of the Bankruptcy Court) to hold and distribute the consideration to be distributed to the holders of Allowed Claims (other than Allowed Asbestos Personal Injury Claims) or Allowed Equity Interests under the Plan. Disbursing Agent does not include any Indenture Trustee relating to the Notes or the Indentures.

1.1.60. Discharge Injunction means the injunction described in Section 1141 of the Bankruptcy Code and contained in Section 9.1.2 of the Plan.

1.1.61. Disclosure Statement means the Disclosure Statement Describing Third Amended Joint Plan Of Reorganization, dated June 4, 2004, including all exhibits, appendices, schedules and annexes attached thereto, as submitted by the Plan Proponents pursuant to Section 1125 of the Bankruptcy Code and approved by the Bankruptcy Court, as such Disclosure Statement may be further amended, supplemented or modified from time to time.

1.1.62. Distribution Date when used with respect to an Allowed Claim (other than an Asbestos Personal Injury Claim that is not a Bonded Asbestos Personal Injury Claim), means the date which is as soon as reasonably practicable after the later of: (a) the Effective Date, and (b) the first Business Day of the next calendar quarter after the date upon which the Claim becomes Allowed, unless the Claim becomes Allowed within fifteen Business Days before the first Business Day of the next calendar quarter, in which case the Distribution Date shall be the first Business Day of the next succeeding calendar quarter.

1.1.63. District Court means the United States District Court for the District of Delaware, or the unit thereof having jurisdiction over the matter in question.

1.1.64. Effective Date means, and shall occur on, the first Business Day immediately following the first day upon which all of the conditions precedent to occurrence of the Effective Date contained in Article 7.2 of the Plan have been satisfied or waived, and on which date all acts, events, terms and conditions contemplated under the Plan to occur on the Effective Date or as soon as practicable thereafter shall be deemed to have occurred simultaneously.

1.1.65. EL Coverage means insurance policies held on account of the ELA that afford or may afford T&N Limited and any applicable U.K. Debtors with rights of indemnity or insurance coverage with respect to, among other things, any Asbestos Personal Injury Claim asserted by an employee or former employee relating to exposure to asbestos in the course of such individual’s employment.

1.1.66. EL Coverage Expiry Date has the meaning set forth in Section 4.5.1 of the Plan (but subject to Section 8.16.4).

1.1.67. EL Insurer means any insurer with respect to the EL Coverage.

1.1.68. EL Policy means any insurance policy with respect to EL Coverage.

1.1.69. ELA means the Employers Liability Act 1969 of the United Kingdom, as amended from time to time.

1.1.70. Employee Benefit Plan means any employment, compensation, pension, healthcare (including, but not limited to, medical, surgical, hospital, dental and counseling), bonus, incentive compensation, sick leave and other leaves (including, but not limited to, jury duty, child-bearing and military service), vacation pay, expense reimbursement, dependent care, retirement, savings, workers compensation, life insurance, disability, dependent care, dependent healthcare, education, car allowance, miscellaneous executive benefits, severance or other benefit plan or arrangement for the benefit of the directors, officers or employees (whether salaried or hourly, active or retired) of the applicable Debtor, but excluding (i) the New Employment Agreements and (ii) that portion of the Debtors’ non-tax qualified pension plans giving rise to Excluded Non-Qualified Pension Claims.

1.1.71. Entity means any Person, estate, trust, Governmental Unit, or the United States Trustee.

1.1.72. Environmental Claim means any Claim, other than an Asbestos Personal Injury Claim, asserted by any Governmental Unit or Person, arising out of, related to, or based upon any Environmental Law, including, but not limited to, any Claim (a) to restrict or enjoin, or recover damages, costs or expenses to remedy any release or threatened release of any environmental pollution, contamination or nuisance or to require the Debtors or their non-debtor Affiliates to remedy or to reimburse, pay or incur costs to remedy any release or threatened release of any environmental pollution, contamination or any nuisance; (b) to remedy, reimburse, compensate or pay any damage, penalty, fine or forfeiture for, or to restrict or enjoin any violation of, or alleged violation of, any Environmental Law; (c) to pay any contractual claim with respect to any Environmental Law; or (d) to pay or reimburse any such Entity for personal injury (including workers compensation, sickness, disease or death), tangible or intangible property damage or

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natural resource damage arising out of, relating to, or based upon any release or threatened release of any environmental pollution, contamination or nuisance, whether or not contemplated in subsections (a) through (c) above, including, but not limited to, any related Asbestos Property Damage Claim. For purposes of the Plan, prepetition Environmental Claims fall into one of two categories—(x) Claims arising from or related to property either never owned or occupied, or formerly but no longer owned or occupied by the Debtors (“Off-Site Environmental Claims”), and (y) Claims arising from or related to property currently owned or occupied, and that will continue to be owned or occupied by the Debtors after Confirmation of the Plan, excluding, however, any Claims arising from or relating to wastes or other materials which were shipped or were arranged to be shipped for disposal to a site that was never owned or occupied, or was formerly owned or occupied but is no longer owned or occupied by the Debtors (“On-Site Environmental Claims”). A schedule of all known On-Site Environmental Claims is set forth in Exhibit 1.1.72 to the Plan.

1.1.73. Environmental Laws means (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C., §§ 9601, et seq., (b) the Resource Conservation and Recovery Act, as amended by the Hazardous and Solid Waste Amendment of 1984, 42 U.S.C. §§ 6901, et seq., (c) the Clean Air Act, 42 U.S.C. §§ 7401, et seq., (d) the Clean Water Act of 1977, 33 U.S.C. §§ 1251, et seq., (e) the Toxic Substances Control Act, 15 U.S.C. §§ 2601, et seq., (f) the Environmental Protection Act of 1990, the Environment Act 1995, the Control of Pollution Act 1974, the Planning (Hazardous Substances) Act 1990, the Radioactive Substances Act 1993, the Clean Air Act 1993, the Water Resources Act 1991, the Water Industry Act 1991, the Health and Safety at Work, etc. Act 1974 and the Public Health Act 1936 (all of the United Kingdom) as the same may from time to time be amended or reenacted, and all orders and regulations from time to time made thereunder, (g) all statutes, laws, rules or regulations issued or promulgated by any Governmental Unit or court (including, without limitation, the common law), as they may be amended from time to time, relating to the protection and/or prevention of harm, contamination or pollution of or to the environment (including, without limitation, ecological systems and living organisms including humans and the following media whether alone or in combination: air (including air within buildings), water (including water under or within land or in pipe or sewage systems), land, buildings and soil) and (h) the ordinances, rules, regulations, orders, notices of violation, requests, demands and requirements issued or promulgated by any Governmental Unit in connection with such statutes or laws.

1.1.74. Equity Committee means the Official Committee of Equity Security Holders of Federal-Mogul Corporation appointed in the Reorganization Cases by the United States Trustee.

1.1.75. Equity Interest means any equity interest in the Debtors represented by (a) existing Federal-Mogul common or preferred stock as classified in Classes 1M and 1O below or (b) shares of capital stock in the remaining Debtors, whether or not issued.

1.1.76. Estate means, as to each Debtor, the estate created for that Debtor under Section 541 of the Bankruptcy Code upon the commencement of its Reorganization Case.

1.1.77. Excluded Non-Qualified Pension Claims means any Claims based upon or arising out of the Debtors’ non-tax qualified pension plans in which the existing or prior employee was entitled to receive more than $3,500 per month, but for which such employee has received or will receive only $3,500 per month pursuant to the Bankruptcy Court’s order entered on April 30, 2002 (Docket No. 1655), all of which Claims shall be classified and treated as Unsecured Claims; provided, however, that the claims of James Zamoyski, Wilhelm Schmelzer and Richard Randazzo, respectively, based upon the Supplemental Key Executive Pension Plan of Federal-Mogul Corporation shall not be subject to the aforementioned $3,500 per month limitation as provided in the Bankruptcy Court’s order entered on August 9, 2002 (Docket No. 582591721).

1.1.78. Exit Facilities means the agreements described in Section 8.12 below providing for one or more credit facilities in an amount not to exceed $1 billion, exclusive of amounts used, if any, to refinance the Tranche C portion of the DIP Facility including, without limitation, amounts on any draws prior to the Effective Date on letters of credit outstanding under the Tranche C Loans, which shall be used to repay obligations under the DIP Facility on the Effective Date, make cash payments required under the Plan and/or provide working capital for the business operations of the Reorganized Debtors.

1.1.79. Final Order means an order or judgment of any court of competent jurisdiction, the implementation, operation or effect of which has not been stayed and as to which order (or any revision, modification or amendment thereof) the time to appeal or seek review, rehearing or writ of certiorari has expired and as to which no appeal or petition for review, rehearing or certiorari has been taken and is pending.

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1.1.80. FM Ignition Pension Plan means the pension scheme known as the Champion Pension Scheme, a defined benefit plan operated by Federal-Mogul Ignition (U.K.) Limited for eligible employees.

1.1.81. FM Ignition Pension Plan Trustees means the trustees for the time being of the FM Ignition Pension Plan and, as of the date hereof, being Ann Hearn Associates Limited, Joseph Breitenbeck, Ian Emery, Christine Goffogg, Nigel Reid and Richard Green.

1.1.82. Future Claimants Representative means Eric D. Green (or any court-appointed successor) who was appointed by the Bankruptcy Court in the Reorganization Cases pursuant to an Order dated February 11, 2002 as the legal representative of any and all persons described in Section 524(g)(4)(B)(i) of the Bankruptcy Code who may assert demands for asbestos-related personal injuries, as that term is defined in Section 524(g)(5) of the Bankruptcy Code.

1.1.83. GHI means Gasket Holdings Inc. (f/k/a Flexitallic, Inc.).

1.1.84. Governmental Unit means any domestic, foreign, provincial, federal, state, local or municipal (a) government, or (b) governmental agency, commission, department, bureau, ministry or other governmental entity.

1.1.85. Hercules Insurance Recoveries means all such amounts as are referred to in clauses (b) and (c) of the definition of “Hercules Policy Expiry Date”.

1.1.86. Hercules Insurers means Curzon Insurance Limited in its capacity as insurer under the Hercules Policy.

1.1.87. Hercules Policy means the Asbestos Liability Policy number CZ 7/96 ASB/096 dated December 30, 1996 and made among T&N Limited (then known as “T&N plc”) and Curzon Insurance Limited.

1.1.88. Hercules Policy Expiry Date means (subject to Section 8.16.4) the date that is the earlier of (i) the date that (a) the £690 million retention has been satisfied, (b) the £500 million layer of coverage under the Hercules Policy has been exhausted or is otherwise determined by agreement, judicial proceedings or otherwise, to be unavailable and (c) all other amounts under or with respect to the Hercules Policy including, without limitation, amounts recoverable as a result of any breach by the Hercules Insurers of their obligations under or with respect to the Hercules Policy, to the extent they exceed the £500 million layer of coverage, are recovered or are otherwise determined to be unavailable, or (ii) the date that the Hercules Policy ceases to have effect, whether by commutation or otherwise.

1.1.89. Hercules-Protected Entities means (a) Reorganized T&N Limited, (b) the Debtors listed as subsidiaries or subsidiary undertakings of T&N Limited in Schedule B to the Hercules Policy as reorganized under and pursuant to the Plan and (c) the non-Debtor companies listed as subsidiaries or subsidiary undertakings of T&N Limited in Schedule B to the Hercules Policy. Reorganized Hercules-Protected Entities means the companies identified in (a) and (b) above and Non-Debtor Hercules-Protected Entities means the companies identified in (c) above.

1.1.90. IA 1986 means the Insolvency Act 1986 of the United Kingdom, as amended from time to time.

1.1.91. Inactive Debtor Subsidiaries means the affiliated Debtors which may, at the discretion of their respective boards of directors and corporate parent companies, be liquidated, dissolved, wound-up, struck off and/or left in existence after Confirmation.

1.1.92. Indenture Trustees means the Persons serving as trustees under the Indentures for the Notes and for the Convertible Subordinated Debentures.

1.1.93. Indentures means the indenture agreements entered into between and among Federal-Mogul Corporation, the Indenture Trustees and certain other parties relating to each series of Notes and to the Convertible Subordinated Debentures, as amended, modified or supplemented from time to time.

1.1.94. Indirect Asbestos Personal Injury Claim means any Asbestos Personal Injury Claim for contribution, reimbursement, subrogation or indemnity, whether contractual or implied by law (as those terms are defined by the applicable non-bankruptcy law of the relevant jurisdiction), and any other derivative or indirect Asbestos Personal Injury Claim of any kind whatsoever, whether in the nature of or sounding in contract, tort, warranty or any other theory of law, equity or admiralty, whatsoever. Without limitation, Indirect Asbestos Personal Injury Claims include (i) Claims or Demands held or asserted by CCR against the Debtors or their Affiliates on its own behalf or on behalf of current or former members of CCR with respect to Asbestos Personal Injury Claims; (ii) Claims or Demands held or asserted by current or former members of CCR with respect to Asbestos Personal Injury Claims; (iii) Claims or Demands with respect to asbestos personal injury claims arising from or attributable to the 1998 acquisition by Federal-Mogul Products, Inc. (“F-M Products”) of the stock of Moog Automotive, Inc. from Cooper Industries, Inc. (“Cooper”), and

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F-M Products’ assumption of Cooper’s pre-existing indemnity obligation in favor of Pneumo Abex Corporation in connection with such acquisition; (iv) Dan=Loc Indemnified Indirect Asbestos Personal Injury Claims and Demands; (v) Claims or Demands held or asserted by any EL Insurer or the Hercules Insurers or any of their reinsurers; and (vi) Claims or Demands held or asserted by the CRU based on Asbestos Personal Injury Claims.

1.1.95. Injunctions means the Discharge Injunction, the Supplemental Injunction, the Third Party Injunction, the Asbestos Insurance Entity Injunction and any other injunctions entered by Order of the Bankruptcy Court in the Reorganization Cases.

1.1.96. IR 1986 means the Insolvency Rules 1986 of the United Kingdom, as amended from time to time.

1.1.97. IRC means the Internal Revenue Code of 1986, as amended.

1.1.98. Lien means, with respect to any asset or property, any mortgage, lien, pledge, charge, security interest, encumbrance or other security device of any kind pertaining to or affecting such asset or property.

1.1.99. Market Value means the value of certain or all of the U.K. Debtors as may be determined in accordance with the Consensual Marketing Procedures.

1.1.100. New Employment Agreements means collectively, the new employment agreements and/or equity-based compensation and pension plans to be implemented by the Reorganized Debtors on and after the Effective Date.

1.1.101. Non-Priority Employee Benefit Claim means any Claim that (i) arises from or relates to an Employee Benefit Plan or otherwise to the performance of service by an employee to the Debtors and (ii) is neither secured nor entitled to priority or preference to other Claims under the Bankruptcy Code or U.K. insolvency laws. For the avoidance of doubt, Non-Priority Employee Benefit Claims include claims described in Section 1114 of the Bankruptcy Code, except to the extent such retiree benefit claims (a) are entitled to priority under Section 503 of the Bankruptcy Code or (b) arise in connection with the termination or modification of any retiree benefit plan in accordance with Section 1114 of the Bankruptcy Code. Non-Priority Employee Benefit Claims shall not include: (w) Excluded Non-Qualified Pension Claims, (x) Non-Priority T&N Pension Plan Employee Benefit Claims, (y) Non-Priority FM Ignition Pension Plan Employee Benefit Claims or (z) any Claims arising out of the rejection of a collective bargaining agreement in accordance with Section 1113 of the Bankruptcy Code.

1.1.102. Non-Priority FM Ignition Pension Plan Employee Benefit Claim means any Claim that arises from or relates to the FM Ignition Pension Plan and is neither secured nor entitled to priority or preference to other Claims under the Bankruptcy Code or U.K. insolvency laws. For the avoidance of doubt, Non-Priority FM Ignition Employee Benefit Claims include claims described in Section 1114 of the Bankruptcy Code except to the extent such retiree benefit claim is entitled to priority under Section 503 of the Bankruptcy Code.

1.1.103. Non-Priority T&N Pension Plan Employee Benefit Claim means any Claim that arises from or relates to the T&N Pension Plan and is neither secured nor entitled to priority or preference to other Claims under the Bankruptcy Code or U.K. insolvency laws. For the avoidance of doubt, Non-Priority T&N Pension Plan Employee Benefit Claims include claims described in Section 1114 of the Bankruptcy Code except to the extent such retiree benefit claim is entitled to priority under Section 503 of the Bankruptcy Code.

1.1.104. Noteholder means each Person holding or having a beneficial interest in any of the Notes as of the Record Date.

1.1.105. Noteholder Claims means all Claims of the Noteholders against Federal-Mogul Corporation arising under or evidenced by the Notes or the Indentures for the Notes and related documents. Notwithstanding the foregoing, Noteholder Claims shall not include any Convertible Subordinated Debenture Claims or Subordinated Securities Claims.

1.1.106. Notes means Federal-Mogul Corporation’s 7.5% Notes due 2009, 7.375% Notes due 2006, 7.75% Notes due 2006, 7.875% Notes due 2010, 7.5% Notes due 2004, 8.8% Senior Notes due 2007, 8.37% Medium Term Notes due 2001, 8.25% Medium Term Notes due 2005, 8.33% Medium Term Notes due 2001, 8.12% Medium Term Notes due 2003, 8.16% Medium Term Notes due 2003 and 8.46% Medium Term Notes due 2002.

1.1.107. Official Committees means the Asbestos Claimants Committee, the Unsecured Creditors Committee, the Asbestos Property Damage Claimants Committee and the Equity Committee (or, in the singular, any of them).

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1.1.108. Other U.K. Claim means Asbestos Property Damage Claims, if any, and any other Claims asserted against a U.K. Debtor other than an Administrative Claim, an Administration Claim, an Asbestos Personal Injury Claim, Bank Claims, Noteholder Claims and any Secured portion of the Surety Claims.

1.1.109. Person means any person, individual, partnership, corporation, limited liability company, joint venture company, association or other entity or being of whatever kind, whether or not operating or existing for profit, including, but not limited to, any “person” as such term is defined in Section 101(41) of the Bankruptcy Code, but excluding any Governmental Unit.

1.1.110. Petition Date means October 1, 2001 for all of the Debtors; provided, however, that for purposes of determining Administration Claims in the administration of T&N Investments Limited, or under such Debtor’s Scheme of Arrangement and/or Voluntary Arrangement, Petition Date shall mean April 5, 2002.

1.1.111. PIK Notes Trustee means, as the context requires, the trustee or trustees under those certain Indentures of Trust pursuant to which the Reorganized Federal-Mogul Junior Secured PIK Notes and/or Junior Secured Surety PIK Notes are to be issued.

1.1.112. Plan means this Third Amended Joint Plan of Reorganization filed by the Plan Proponents, as the same may be amended or modified from time to time pursuant to Section 1127 of the Bankruptcy Code.

1.1.113. Plan Documents means all documents, attachments and exhibits related to the Plan, including, but not limited to, the Trust Documents, that aid in effectuating the Plan, which documents, attachments and exhibits shall be filed by the Plan Proponents with the Bankruptcy Court on or before the Plan Documents Filing Date.

1.1.114. Plan Documents Repository means the offices of Sidley Austin Brown & Wood LLP, counsel to the Debtors, at the address set forth in Section 1.4 of the Plan, at which any party in interest may review all of the Plan Documents after such Plan Documents have been filed with the Bankruptcy Court.

1.1.115. Plan Documents Filing Date means the date for the filing of the Plan Documents (or any of them) which shall be either (a) the date, as determined by the Plan Proponents, that is as soon as practicable, but in no event later than 14 Business Days before the deadline for filing objections to Confirmation of the Plan or (b) such other date (or dates) as determined by the Bankruptcy Court.

1.1.116. Plan Proponents means, collectively, the Debtors, the Unsecured Creditors Committee, the Asbestos Claimants Committee, the Future Claimants Representative, the Administrative Agent and the Equity Committee.

1.1.117. Preferential Claims means, with respect to each U.K. Debtor, all Claims and liabilities which would have been preferential under Section 386 of and schedule 6 to the IA 1986, had an order for the compulsory winding-up of the Debtor been made on the Petition Date. To the extent that a Priority Tax Claim against a U.K. Debtor is included within the definition of Preferential Claims, such Claim or portion thereof, shall be treated as a Preferential Claim.

1.1.118. Priority Claim means any Claim (other than an Administrative Claim or a Priority Tax Claim) to the extent such Claim is entitled to a priority in payment under Section 507(a) of the Bankruptcy Code.

1.1.119. Priority Tax Claim means any Claim to the extent that such Claim is entitled to a priority in payment under Section 507(a)(8) of the Bankruptcy Code.

1.1.120. Pro Rata means the proportion that a Claim in a particular Class bears to the aggregate amount of all Claims in such Class except in cases where Pro Rata is used in reference to multiple classes in which case Pro Rata means the proportion that a Claim in a particular Class bears to the aggregate amount of all Claims in such multiple Classes.

1.1.121. Proof of Claim means any proof of claim filed with the Bankruptcy Court or its duly appointed claims agent with respect to the Debtors pursuant to Bankruptcy Rules 3001 or 3002, unless and to the extent that the Bankruptcy Court has ordered the use of a special or customized form for the particular type of claim at issue, and in such case, the special or customized form proof of claim.

1.1.122. Protected Party means any and all of the following parties:

1.1.122.1 the Debtors, their non-Debtor Affiliates (excluding, however, any person or Entity that may qualify as an Affiliate, but that is not commonly owned or controlled by the Debtors), the Affiliated Subsidiaries, Reorganized Federal-Mogul and the other Reorganized Debtors and all of their respective past and present officers, directors and employees;

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1.1.122.2 the Noteholders and the holders of Bank Claims, together with their respective successors, past and present officers, directors and employees;

1.1.122.3 any Entity which, pursuant to the Plan or after the Effective Date, becomes a direct or indirect transferee of, or successor to, any assets of the Debtors, Reorganized Federal-Mogul or the Trust, but only to the extent that a claim or liability is asserted against such Entity on account of its status as such transferee or successor;

1.1.122.4 any Entity that, pursuant to the Plan or after the Effective Date, makes a loan to the Debtors, Reorganized Federal-Mogul, or the Trust, or to a successor to, or transferee of, any assets of the Debtors, Reorganized Federal-Mogul, or the Trust, but only to the extent that liability is asserted to exist by reason of such lending relationship or to the extent any Lien created in connection with such a loan is sought to be challenged or impaired;

1.1.122.5 each Settling Asbestos Insurance Company named in the Confirmation Order and each contributor of funds, proceeds or other consideration to the Trust, but only to the extent specified in the Confirmation Order; and

1.1.122.6 the Dan=Loc Group, but only to the extent specified in the Confirmation Order.

1.1.123. Record Date means the date that is five business days after the entry of the Bankruptcy Court’s order approving the Disclosure Statement with respect to the Plan.

1.1.124. Released Party means each of (a) the Debtors, their non-Debtor Affiliates (excluding, however, any person or Entity that may qualify as an Affiliate, but that is not commonly owned or controlled by the Debtors), the Affiliated Subsidiaries, the Reorganized Debtors, and their respective present and former agents, attorneys, accountants, financial advisors, restructuring consultants and investment bankers (but specifically excluding Rothschild Inc.) and their respective successors or assigns, (b) the officers and directors of the Debtors, their non-Debtor Affiliates (excluding, however, any person or Entity that may qualify as an Affiliate, but that is not commonly owned or controlled by the Debtors), and the Affiliated Subsidiaries, who were serving as officers or directors on or after the Petition Date, (c) the Official Committees and their respective members, agents, attorneys, accountants, financial advisors, restructuring consultants and investment bankers, (d) the Future Claimants Representative and his agents, attorneys, accountants, financial advisors, restructuring consultants and investment bankers and (e) the holders of Noteholder Claims, holders of Bank Claims and the Administrative Agent, together in each case with all of their respective successors, officers, directors, employees, agents, attorneys, accountants, financial advisors, restructuring consultants and investment bankers.

1.1.125. Reorganization Cases means the cases currently pending under Chapter 11 of the Bankruptcy Code of Federal-Mogul Corporation and its affiliated Debtors before the Bankruptcy Court.

1.1.126. Reorganized Federal-Mogul means Federal-Mogul Corporation on and after the Effective Date, as reorganized pursuant to the Plan. Reorganized Debtor or Reorganized [name of Debtor] shall have the same meaning with reference to the particular Debtor identified. In each instance, and unless a successor entity is specified, the Reorganized Debtor shall consist of the same legal entity as the corresponding Debtor, but subject to the terms and conditions of the Plan, including, without limitation, the discharge, release and Injunctions under Article IX of the Plan, and, except as provided in Article IV of the Plan, each Reorganized Debtor shall have and incur no successor liability with respect to Claims or Demands that may have existed prior to Confirmation of the Plan.

1.1.127. Reorganized Federal-Mogul Class A Common Stock shall have the meaning set forth in the Amended and Restated Certificate of Incorporation of Federal-Mogul Corporation which is attached as Exhibit 8.3.9(1) to the Plan.

1.1.128. Reorganized Federal-Mogul Class B Common Stock shall have the meaning set forth in the Amended and Restated Certificate of Incorporation of Federal-Mogul Corporation which is attached as Exhibit 8.3.9(1) to the Plan.

1.1.129. Reorganized Federal-Mogul Common Stock means the shares of Reorganized Federal-Mogul Class A Common Stock and Reorganized Federal-Mogul Class B Common Stock to be distributed pursuant to the Plan.

1.1.130. Reorganized Federal-Mogul Junior Secured PIK Notes means the junior secured PIK notes to be issued by Reorganized Federal-Mogul pursuant to the Plan on account of the Allowed Class B Bank Claims, in the original principal amount of $300,000,000.00. The principal terms and conditions of the Reorganized Federal-Mogul Junior Secured PIK Notes are set forth in Exhibit 1.1.130 to the Plan.

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1.1.131. Reorganized Federal-Mogul Secured Term Loan Agreement means the loan agreement among Reorganized Federal-Mogul, the holders of Allowed Class 1B Bank Claims and the Administrative Agent, in the principal amount of (i) $1,303,897,117.90 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars) plus the amount of any draws prior to the Effective Date on letters of credit outstanding under the Bank Credit Agreement and (ii) the amount, if any, of the Tranche C portion of the DIP Facility restructured pursuant to Section 2.2 of the Plan. The principal terms and conditions of the Reorganized Federal-Mogul Secured Term Loan Agreement are set forth in Exhibit 1.1.131 of the Plan. A form of the Reorganized Federal-Mogul Secured Term Loan Agreement shall be filed with the Bankruptcy Court prior to the hearing on the adequacy of Disclosure Statement.

1.1.132. Schedules means the Schedules, Statements and Lists filed by the Debtors with the Bankruptcy Court pursuant to Bankruptcy Rule 1007, as they have been and may be amended or supplemented from time to time.

1.1.133. Scheme of Arrangement means the Section 425 Scheme or Section 425 Schemes relating to those of the U.K. Debtors that are listed in Exhibit 1.1.133, together with any modifications thereof which are approved by the U.K. Court.

1.1.134. Section 425 Scheme means any scheme of arrangement under Section 425 of the Companies Act 1985 of the United Kingdom.

1.1.135. Secured means, with respect to any Claim, including, without limitation, Bank Claims and Surety Claims, a Claim that is (a) secured in whole or in part as of the Petition Date, by a Lien which is valid, perfected and enforceable under applicable law and is not subject to avoidance under the Bankruptcy Code, the IA 1986 or other applicable law, or (b) subject to setoff under Section 553 of the Bankruptcy Code or other applicable law, but, with respect to both (a) and (b) above, only to the extent of the value of the holder of such Claim’s interest in the particular Estate’s interest in the property securing any such Claim or the amount subject to setoff, as the case may be.

1.1.136. Secured Surety Notes and Junior Secured Surety PIK Notes means the secured notes and junior secured PIK notes, if any, to be issued by Reorganized Federal-Mogul pursuant to the Plan on account of Allowed Surety Claims. The principal terms and conditions of the Secured Surety Notes and Junior Secured Surety PIK Notes are set forth in Exhibit 1.1.136. The Secured Surety Notes, Junior Secured Surety PIK Notes and any related documents will be filed with the Bankruptcy Court on or before the earlier of (i) 30 days before the deadline for casting votes on the Plan or (ii) 45 days before the deadline for filing objections to confirmation of the Plan.

1.1.137. Settling Asbestos Insurance Company means any Asbestos Insurance Company that enters into an Asbestos Insurance Settlement Agreement that is sufficiently comprehensive in the determination of the Plan Proponents.

1.1.138. Small Company means a U.K. Debtor with assets having a value, as set forth in Exhibit L to the Disclosure Statement, of less than £1,000,000 or liabilities to unaffiliated creditors (excluding holders of Asbestos Personal Injury Claims other than those that have been asserted in lawsuits filed in the United Kingdom on or before April 22, 2004) having a value of less than £1,000,000.

1.1.139. Small Company Specific Distribution Ratio means, with respect to a Small Company, a ratio, the numerator of which shall be (i) the value of the referenced Small Company’s assets as estimated on Exhibit L to the Disclosure Statement if the Consensual Marketing Procedures are not performed or (ii) the Market Value of the referenced U.K. Debtor’s assets if the Marketing Procedures are performed and the denominator of which shall be the Allowed Claims against the referenced U.K. Debtor excluding Asbestos Personal Injury Claims other than those that have been asserted in lawsuits filed in the United Kingdom on or before April 22, 2004.

1.1.140. Stock Repayment Obligation shall have the meaning set forth in Section 4.5.2.

1.1.141. Subordinated Securities Claim means a Claim subject to subordination under Section 510(b) of the Bankruptcy Code, including, without limitation, any Claim that arises from the rescission of a purchase or sale of a security of any of the Debtors (including, without limitation, the Notes and the existing Federal-Mogul common and preferred stock classified below in Classes 1M and 1O), or for damages arising from the purchase or sale of such a security, or for reimbursement, indemnification, or contribution allowed under Section 502 of the Bankruptcy Code on account of such Claim.

1.1.142. Subordination Deed means an agreement wherein certain of the Debtors or their Affiliates holding Affiliate Claims against a U.K. Debtor consensually agree to (i) subordinate their Claims so that the legal right and

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priority of payment on their Claim is subordinate to all non-Affiliate Claims against the applicable U.K. Debtor, (ii) extinguish and discharge their Claims in whole or in part or (iii) leave unaltered the legal, equitable and contractual rights to which such Claims entitled the holder; provided, however, that prior to such discharge and extinguishment such Affiliate Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Plan Proponents. The Subordination Deed shall be filed with the Bankruptcy Court at least 30 days prior to the deadline for casting votes on the Plan.

1.1.143. Supersedeas Bond Action means any rights, defenses, counterclaims or affirmative causes of action of the Debtors, Reorganized Federal-Mogul, or the other Reorganized Debtors with respect to a Bonded Claim, or with respect to any supersedeas bond or other form of security or payment assurance issued in connection with a Bonded Claim, or against the issuer or insurer of any payment assurance issued in connection with a Bonded Claim.

1.1.144. Supplemental Injunction means the injunction described in Section 9.3.1 of the Plan.

1.1.145. Sureties means Travelers Casualty and Surety Company of America (“Travelers”), SAFECO Insurance Company of America (“Safeco”) and National Fire Insurance Company of Hartford and Continental Casualty Company (“National Fire”) as issuers of the CCR Surety Bonds.

1.1.146. Surety Claims means the secured, unsecured (as in the cases of T&N Limited, Gasket Holdings, Inc. and their respective Estates), or partially secured and unsecured contingent reimbursement obligations arising under and related to any indemnity contract or guarantee between certain of the Debtors signatory thereto and the Sureties relating to the CCR Surety Bonds issued by the Sureties in favor of CCR.

1.1.147. T&N Distribution Ratio 1 means a ratio, the numerator of which shall be 79% of the value of the Reorganized Federal-Mogul Class B Common Stock as determined at the Confirmation Hearing and the denominator of which shall be the tort system value (as reflected in the Asbestos Personal Injury Trust Distribution Procedures) of all Asbestos Personal Injury Claims against T&N Limited.

1.1.148. T&N Distribution Ratio 2 means a ratio, the numerator of which shall be the value of T&N Limited’s assets as determined at the Confirmation Hearing either in accordance with the Consensual Marketing Procedures or as otherwise determined by the Court and the denominator of which shall be the sum of (i) the tort system value (as reflected in the Asbestos Personal Injury Trust Distribution Procedures) of all Asbestos Personal Injury Claims against T&N Limited and (ii) the Allowed Amount of all other Claims against T&N Limited including, without limitation, Affiliate Claims against T&N Limited.

1.1.149. T&N Pension Plan means the T&N Retirement Benefits Scheme (1989), a defined benefit plan operated by certain of the U.K. Debtors for eligible employees.

1.1.150. T&N Pension Plan Trustees means the trustees for the time being of the T&N Pension Plan and, as of the date hereof, being Alexander Forbes Trustee Services Limited and T&N Pension Trustee Limited.

1.1.151. Third Party Injunction means the injunction described in Section 9.3.2 of the Plan.

1.1.152. Trust means the trust or trusts established pursuant to the Trust Agreement and in accordance with Section 524(g) of the Bankruptcy Code, which is a “qualified settlement fund” pursuant to Section 468B of the IRC and the regulations issued pursuant thereto.

1.1.153. Trust Advisory Committee or TAC means that committee appointed and serving in accordance with Section 4.10.1 of the Plan and having the powers, duties and obligations set forth in the Trust Agreement.

1.1.154. Trust Agreement means that certain Asbestos Personal Injury Trust Agreement, effective as of the Confirmation of the Plan, substantially in the form of Exhibit 1.1.154 to the Plan.

1.1.155. Trust Assets means the following assets and any income, profits and proceeds derived from such assets subsequent to the transfer of such assets to the Trust: (a) the Reorganized Federal-Mogul Class B Common Stock to be distributed to the Trust pursuant to the Plan, (b) the Asbestos Insurance Actions and the Asbestos Insurance Action Recoveries attributable to any Asbestos Personal Injury Claims, (c) the Asbestos Insurance Settlement Agreements attributable to any Asbestos Personal Injury Claims, other than such agreements attributable to the Hercules Policy, (d) the Trust Causes of Action and (e) any and all other funds, proceeds or other consideration otherwise contributed to the Trust pursuant to the Confirmation Order.

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1.1.156. Trust Causes of Action means any and all of the actions, claims, rights, defenses, counterclaims, suits and causes of action of the Debtors (other than, prior to the Hercules Policy Expiry Date, the Hercules-Protected Entities and other than any such actions, claims, rights, defenses, counterclaims, suits and causes of action with respect to the EL Coverage), whether known or unknown, in law, at equity or otherwise, whenever and wherever arising under the laws of any jurisdiction attributable to: (a) all defenses to any Asbestos Personal Injury Claim, including, but not limited to, all defenses under Section 502 of the Bankruptcy Code, (b) with respect to any Asbestos Personal Injury Claim, all rights of setoff, recoupment, contribution, reimbursement, subrogation or indemnity (as those terms are defined by the non-bankruptcy law of any relevant jurisdiction) and any other indirect claim of any kind whatsoever, whenever and wherever arising or asserted, and (c) subject to the provisions of the Plan, any other claims or rights with respect to Asbestos Personal Injury Claims that the Debtors (other than, prior to the Hercules Policy Expiry Date, the Hercules-Protected Entities and other than any such claims or rights with respect to the EL Coverage) would have had under applicable law if the Reorganization Cases had not occurred and the holder of such Asbestos Personal Injury Claim had asserted it by initiating civil litigation against any such Debtor. Notwithstanding the foregoing, Trust Assets and Trust Causes of Action shall not include (x) any of the Debtors’ rights arising under or attributable to the Supersedeas Bond Actions (y) the property, rights or assets, if any, of the Debtors which were previously used to secure or obtain a supersedeas bond with respect to any Allowed Bonded Claim and which are recoverable or recovered by the Debtors after the full satisfaction of such claim or (z) any claim, cause of action, or right of the Debtors or any of them, under the laws of any jurisdiction, for reimbursement, indemnity, contribution, breach of contract or otherwise arising from or relating to any payments made by the Debtors on account of Asbestos Personal Injury Claims prior to the Petition Date.

1.1.157. Trust Claim shall have the meaning set forth in Section 4.5.4.

1.1.158. Trust Documents means the Trust Agreement, the Asbestos Personal Injury Trust Distribution Procedures and all other agreements, instruments and documents governing the establishment, administration and operation of the Trust, which shall be substantially in the forms attached to the Plan, as they may be amended or modified from time to time in accordance with the Plan and the Trust Agreement.

1.1.159. Trust Expenses means any Asbestos Personal Injury Expenses and any other liabilities, costs or expenses of, or imposed upon, or in respect of, the Trust (except for payments to holders of Asbestos Personal Injury Claims on account of such Claims). Trust Expenses shall also expressly include (a) any and all liabilities, costs and expenses incurred subsequent to the Confirmation of the Plan in connection with any and all Asbestos Insurance Actions, or any similar claim, cause of action or right of Reorganized T&N against the Hercules Insurers, or of the Trust against the EL Insurers, in each case whether or not any such action results in a recovery for the Trust and (b) any and all liabilities, costs and expenses incurred by the Reorganized Debtors in taking any action on behalf of or at the direction of the Trustees, if any, including, without limitation, any costs and expenses incurred by the Reorganized Debtors in being named as a defendant in any Asbestos Insurance Action or other actions relating to the Hercules Policy or any EL Policy.

1.1.160. Trustees means the Persons appointed pursuant to Section 4.9 of the Plan for the purpose of acting as trustees of the Trust in accordance with the terms and conditions contained in the Trust Documents, the Plan and the Confirmation Order.

1.1.161. U.K. Court means any court of competent jurisdiction in any part of the United Kingdom.

1.1.162. U.K. Debtors means those Debtors so listed in footnote 1 of the Plan.

1.1.163. United States Trustee means the Office of the United States Trustee for the District of Delaware.

1.1.164. Unsecured Claim means any Claim (regardless of whether such Claim is covered by insurance), not specifically included in a separately identified Class of Claims or Equity Interests, and to the extent that such Claim is neither secured nor entitled to priority under applicable law. Unsecured Claims shall expressly include, without limitation, (a) any claim arising from the rejection of an executory contract or unexpired lease under Section 365 of the Bankruptcy Code, (b) any portion of a Claim to the extent the value of the holder’s interest in the applicable Estate’s interest in the property securing such Claim is less than the amount of the Claim, or to the extent that the amount of the Claim subject to setoff is less than the amount of the Claim, as determined pursuant to Section 506(a) of the Bankruptcy Code, (c) Surety Claims against T&N Limited and/or Gasket Holdings Inc., (d) Other U.K. Claims (including, specifically, Off-Site Environmental Claims and Asbestos Property Damage Claims against any U.K. Debtors to the extent that the Allowed Amounts of such Claims are not otherwise satisfied by any applicable insurance coverage),

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(e) any unsecured deficiency claims held by the holders of Bonded Non-Asbestos Claims and/or Surety Claims, (f) Asbestos Property Damage Claims against any U.S. Debtors to the extent that the Allowed Amounts of such Claims are not otherwise satisfied by any applicable insurance coverage, and to the extent that such Claims are not Bonded Claims; (g) Excluded Non-Qualified Pension Claims, (h) Off-Site Environmental Claims, (i) Claims arising from the provision of goods or services to the Debtors prior to the Petition Date, including the Claims of commercial trade creditors and (j) Affiliate Claims against the U.K. Debtors which are not subject to the Subordination Deed. Unless otherwise specifically provided in an applicable provision of the Plan, Unsecured Claims shall not include (i) Administrative Claims, (ii) Administration Claims, (iii) Priority Claims, (iv) Preferential Claims, (v) Secured Bank Claims, (vi) Secured Surety Claims, (vii) Noteholder Claims, (viii) Other Secured Claims, (ix) On-Site Environmental Claims, (x) Non-Priority Employee Benefit Claims, (xi) Asbestos Personal Injury Claims, (xii) Bonded Claims, (xiii) Affiliate Claims against U.K. Debtors which are subject to the Subordination Deed and (xiv) Equity Interests.

1.1.165. Unsecured Creditors Committee means the Official Committee of Unsecured Creditors of the Debtors appointed in the Reorganization Cases by the United States Trustee.

1.1.166. U.S. Debtors means those Debtors so listed in footnote 1 of the Plan.

1.1.167. Valuation Proceedings means the contested matter to be initiated, if necessary, under Section 506(a) of the Bankruptcy Code and Rule 3012 of the Federal Rules of Bankruptcy Procedure for the purpose of determining the Allowed Amount of the Secured portions of the Surety Claims.

1.1.168. Voluntary Arrangement means the company voluntary arrangement or company voluntary arrangements proposed under Part I of the IA 1986 and Part I of the IR 1986 relating to those of the U.K. Debtors that are listed in Exhibit 1.1.168 to the Plan and any modifications thereto which may be approved by the requisite proportion of creditors of the relevant U.K. Debtor.

1.1.169. Voluntary Arrangement Supervisors means, in relation to a U.K. Debtor, the joint supervisors of the Voluntary Arrangement over the U.K. Debtor or their duly appointed successors.

1.1.170. Warrants means the warrants for the purchase of Reorganized Federal-Mogul Common Stock which are to be issued by Reorganized Federal-Mogul pursuant to the Plan and the warrant agreement attached hereto as Exhibit 1.1.170 to the Plan.

1.2. Other Terms. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine and neuter. The word “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan as a whole and are not limited to any particular article, section, subsection, or clause contained in the Plan. Any capitalized term used herein that is not defined herein shall have the meaning ascribed to such term, if any, in the Bankruptcy Code, unless the context shall otherwise require. The rules of construction set forth in Section 102 of the Bankruptcy Code shall also apply in construing and interpreting the provisions of the Plan.

1.3. Deemed Acts. Whenever an act or event is expressed under the Plan to have been deemed done or to have occurred, it shall be deemed to have been done or to have occurred without any further act by any party, by virtue of the Plan and the Confirmation Order.

1.4. Exhibits. All Plan Documents, to the extent not annexed hereto, shall be contained in a separate Appendix of Plan Documents, which shall be filed with the Clerk of the Bankruptcy Court not later than the Plan Documents Filing Date. The Plan Documents shall be made available for review, inspection, and copying at the expense of the party in interest, either (a) through posting on an appropriate website or (b) during normal business hours at the office of Debtors’ counsel, as follows:

Sidley Austin Brown & Wood LLP

10 South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

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ARTICLE II

TREATMENT OF ADMINISTRATIVE CLAIMS,

ADMINISTRATION CLAIMS AND PRIORITY TAX CLAIMS

2.1. Allowed Administrative Claims and Administration Claims. Except to the extent that any holder agrees to different treatment, on the Distribution Date, each holder of an Allowed Administrative Claim or an Allowed Administration Claim against any of the Debtors shall receive Cash equal to the Allowed Amount of its Administrative Claim, or, as the case may be, Administration Claim, in full satisfaction, settlement, release, extinguishment and discharge of such Claim; provided, however, that Allowed Administrative Claims or Allowed Administration Claims representing (a) liabilities incurred on or after the Petition Date in the ordinary course of business by the Debtors and (b) postpetition contractual liabilities arising under loans or advances to the Debtors, including, but not limited to the DIP Facility, whether or not incurred in the ordinary course of business, shall be paid by Reorganized Federal-Mogul or the applicable Reorganized Debtor, in accordance with the terms and conditions of the particular transactions relating to such liabilities and any agreements relating thereto, subject to the provisions set forth in Section 2.2 of the Plan. Each Allowed Administrative Claim or Allowed Administration Claim shall be paid from, and to the extent of available assets of, the respective Debtor’s Estate to which such Claim applies or has been allocated, and thereafter to the extent of any insufficiency, from funds advanced to the relevant Debtor by the Estate of Federal-Mogul Corporation. To the extent that an Administrative Claim or Administration Claim is Allowed against the Estate of more than one Debtor, there shall be only a single recovery on account of such Allowed Claim.

2.2. Treatment of Tranche C Portion of DIP Facility. On the Effective Date, the Tranche C Loans portion of the DIP Facility consisting of (a) loans in the approximate amount of $328.1 million plus (b) the amount of any draws prior to the Effective Date on letters of credit outstanding under the Tranche C Loans portion of the DIP Facility shall either be refinanced, in whole or in part, as part of the Exit Facilities or, for any non-refinanced portion, if any, restructured on market terms as a separate tranche of (and secured by liens senior to the liens securing the balance of the obligations to be evidenced by) the Reorganized Federal-Mogul Secured Term Loan Agreement; provided, however, the Debtors shall use their reasonable best efforts to seek to refinance the Tranche C Loans portion of the DIP Facility as part of the Exit Facilities.

2.3. Priority Tax Claims. Except to the extent that any holder agrees to different treatment, each holder of an Allowed Priority Tax Claim shall receive on account of such Claim deferred cash payments, over a period not exceeding six years after the date of assessment of each such Claim, of a value, as of the Effective Date of the Plan, equal to the Allowed amount of such Priority Tax Claim. Each Allowed Priority Tax Claim shall be paid from, and to the extent of available assets of, the respective Debtor’s Estate against which such Claim is asserted, and thereafter to the extent of any insufficiency, from funds advanced to the relevant Debtor by the Estate of Federal-Mogul Corporation; provided, however, the Estate of Federal-Mogul Corporation shall not be obligated to advance funds for the payment of Priority Tax Claims, if any, of any of the Inactive Debtor Subsidiaries.

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ARTICLE III

CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

Summary. Pursuant to Sections 1122 and 1123 of the Bankruptcy Code, Claims and Equity Interests are classified for all purposes, including, without express or implied limitation, voting, confirmation and distribution pursuant to the Plan, as set forth herein below. A Claim or Equity Interest shall be deemed classified in a particular Class only to the extent that the Claim or Equity Interest qualifies within the description of that Class, and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Equity Interest qualifies within the description of such different Class. A Claim or Equity Interest is in a particular Class only to the extent that such Claim or Equity Interest is Allowed in that Class and has not been paid or otherwise settled prior to the Effective Date. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE PLAN, NO RATIO WHICH IS TO BE CALCULATED AS PROVIDED HEREIN FOR THE PURPOSES OF DETERMINING DISTRIBUTIONS TO HOLDERS OF CLAIMS OR EQUITY INTERESTS SHALL BE GREATER THAN 1.0 TO 1.

THE PLAN PROPONENTS RESERVE THE RIGHT TO SEEK AT OR PRIOR TO THE CONFIRMATION HEARING TO HAVE THE ESTATES OF THE DEBTORS OBLIGATED ON THE SURETY CLAIMS (EXCLUDING T&N LIMITED) SUBSTANTIVELY CONSOLIDATED FOR PLAN CLASSIFICATION, TREATMENT, VOTING AND CONFIRMATION PURPOSES ONLY. IF THE PLAN PROPONENTS DO NOT ELECT TO SEEK TO HAVE THE ESTATES OF SUCH DEBTORS SUBSTANTIVELY CONSOLIDATED, THEN NONE OF THE DEBTORS’ ESTATES SHALL BE SUBSTANTIVELY CONSOLIDATED FOR PLAN PURPOSES OR OTHERWISE.

TO THE EXTENT THAT THE ESTATES OF ANY DEBTORS ARE NOT SUBSTANTIVELY CONSOLIDATED PURSUANT TO THE PLAN, ALLOWED CLAIMS HELD AGAINST ONE DEBTOR WILL BE SATISFIED SOLELY FROM THE CASH AND ASSETS OF SUCH DEBTOR AND ITS ESTATE, PROVIDED THAT, TO THE EXTENT OF ANY INSUFFICIENCY, FUNDS MAY BE ADVANCED TO THE RELEVANT DEBTORS BY THE ESTATE OF FEDERAL-MOGUL CORPORATION. EXCEPT AS SPECIFICALLY SET FORTH HEREIN, NOTHING IN THE PLAN OR THE DISCLOSURE STATEMENT SHALL CONSTITUTE OR BE DEEMED TO CONSTITUTE AN ADMISSION THAT ANY ONE OF THE DEBTORS IS SUBJECT TO OR LIABLE FOR ANY CLAIM AGAINST ANY OTHER DEBTOR. A CLAIM AGAINST MULTIPLE DEBTORS, TO THE EXTENT ALLOWED IN EACH DEBTOR’S CASE, WILL BE TREATED AS A SEPARATE CLAIM AGAINST EACH DEBTOR’S ESTATE FOR ALL PURPOSES (INCLUDING, BUT NOT LIMITED TO, VOTING AND DISTRIBUTION, PROVIDED, HOWEVER, THAT THERE SHALL BE ONLY A SINGLE RECOVERY ON ACCOUNT OF SUCH CLAIMS AND ANY DISTRIBUTION FROM A DEBTOR ON ACCOUNT OF SUCH CLAIMS SHALL TAKE INTO ACCOUNT THE DISTRIBUTIONS TO BE MADE BY OTHER DEBTORS ON ACCOUNT OF SUCH CLAIMS PURSUANT TO THE PLAN), AND SUCH CLAIMS WILL BE ADMINISTERED AND TREATED IN THE MANNER PROVIDED IN THE PLAN.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE PLAN, ALL DISTRIBUTIONS ON ACCOUNT OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE U.K. DEBTORS SHALL BE SUBJECT TO SECTION 8.16 OF THE PLAN, INCLUDING, WITHOUT LIMITATION, SUBSECTIONS 8.16.3, 8.16.4 AND 8.16.5 OF THE PLAN.

The classification and treatment of Claims against and Equity Interests in the primary five (5) U.S. Debtors and fifteen (15) U.K. Debtors that are contemplated to have ongoing business operations after Confirmation of the Plan are set forth in detail in the text of the Plan which follows. For purposes of brevity and convenience, but with the same legal force and effect as if set forth at length herein, the classification and treatment of Claims against and Equity Interests in all remaining U.S. Debtors and U.K. Debtors is set forth in Exhibit 3.21 to the Plan and the explanatory notes accompanying Exhibit 3.21.2

[2]	One of the fifteen U.K. Debtors listed in this Article III of the Plan is TBA Industrial Products Limited (“TBA-IP”). TBA-IP's assets were sold during the course of these Reorganization Cases and, as a result, TBA no longer has any material operations. Due to the timing of these events, however, TBA remains classified as Debtor 19 in Article III of the Plan and has not been moved to Exhibit 3.21 of the Plan.

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3.1. Federal-Mogul Corporation (Classes 1A through 1O)

3.1.1. Class 1A—Priority Claims.

(a) Classification: Class 1A consists of all Priority Claims against Federal-Mogul Corporation.

(b) Treatment: On the Distribution Date, each holder of a Class 1A Allowed Priority Claim shall receive either (I) Cash equal to the Allowed Amount of such Priority Claim or (II) such other treatment as may be agreed upon in writing by such holder and Reorganized Federal-Mogul.

(c) Voting: Class 1A is impaired and each holder of an Allowed Class 1A Claim is entitled to vote to accept or reject the Plan.

3.1.2. Class 1B—Secured Bank Claims.

(a) Classification: Class 1B consists of all Secured Bank Claims against Federal-Mogul Corporation.

(b) In full and complete satisfaction of the Allowed Class 1B Claims, including, without limitation, any subordination or turnover rights relating to the Convertible Subordinated Debentures, the holders of such Claims shall receive the following treatment:

(i) Claims arising under the Bank Credit Agreement (including certain letter of credit obligations) shall be deemed fully Secured and Allowed in the amount of $1,646,681,464.00 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars);

(ii) Reorganized Federal-Mogul shall (y) enter into, execute and deliver the Reorganized Federal-Mogul Secured Term Loan Agreement which shall provide for, among other things, the issuance to the holders of Allowed Class 1B Claims, in accordance with each such holder’s rights under the Bank Credit Agreement, of term loans in the aggregate principal amount of (A) $1,303,897,117.90 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars) plus the amount of any draws prior to the Effective Date on letters of credit outstanding under the Bank Credit Agreement and (B) the amount, if any, of the Tranche C portion of the DIP Facility restructured pursuant to Section 2.2 of the Plan and (z) replace with the Exit Facilities any letters of credit not drawn as of the Effective Date;

(iii) Reorganized Federal-Mogul shall issue and deliver to the PIK Notes Trustee, for ultimate distribution to the holders of Allowed Class 1B Claims in accordance with each such holder’s rights under the Bank Credit Agreement, the Reorganized Federal-Mogul Junior Secured PIK Notes in the amount of $300,000,000.00; and

(iv) All adequate protection payments to the holders of Bank Claims authorized under the Final Order approving the DIP Facility shall continue until and cease on the Effective Date and all accrued and unpaid adequate protection payments as of the Effective Date will be paid in Cash on the Effective Date. The holders of Bank Claims shall retain all adequate protection payments made during these Reorganization Cases without any diminution of the treatment set forth above.

All Claims arising under the Bank Credit Agreement are deemed fully Secured. As a result, there are no unsecured Bank Claims and the holders of Bank Claims do not have or hold any Class H Unsecured Claims against any of the Debtors.

(c) Voting: Class 1B is impaired and each holder of an Allowed Class 1B Claim is entitled to vote to accept or reject the Plan.

3.1.3. Class 1C—Secured Surety Claims

(a) Classification: Class 1C consists of all Secured Surety Claims against Federal-Mogul Corporation.

(b) Treatment: All Claims and interests arising under and related to any indemnity contract or guarantee between Federal-Mogul Corporation and the Sureties relating to the CCR Surety Bonds, and all Liens on any property of Federal-Mogul Corporation in favor of the Sureties shall be released, extinguished and discharged, and the following shall occur:

(i) On account of that portion of the Surety Claims that is determined, as a result of the CCR Litigation, the Avoidance Litigation and/or the Valuation Proceedings, to constitute Allowed Secured Surety Claims, the holders

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of Surety Claims shall receive the Secured Surety Notes and Junior Secured Surety PIK Notes that (x) shall have principal amounts, collectively, equal to the amount of the Allowed Secured Surety Claims, (y) are secured by Liens on the same property that secured the Allowed Secured Surety Claims prior to the Petition Date (subject to the liens securing the Exit Facilities) and (z) provide deferred cash payments, collectively, of a present value, as of the Effective Date, equal to the Allowed Amount of the Allowed Secured Surety Claims; and

(ii) On account of that portion of the Surety Claims that is determined, as a result of the CCR Litigation, the Avoidance Litigation and/or the Valuation Proceedings, not to constitute Allowed Secured Surety Claims, the holders of Surety Claims shall hold an Allowed Unsecured Claim against Federal-Mogul Corporation and the other Debtors, if any, obligated on the Allowed Surety Claims; or

(iii) Such other treatment as agreed to by the Sureties and the Plan Proponents or as otherwise required to obtain confirmation of the Plan over the objection of the Sureties.

(c) Adequate Protection Payments: All adequate protection payments to the Sureties authorized under the Final Order approving the DIP Facility shall cease on the Effective Date. If the amount of the Allowed Surety Claims exceeds the value, as of the Confirmation Date, of all non-avoidable collateral securing such Claims, then the amount of the adequate protection payments paid to the Sureties during these Reorganization Cases shall be offset against and reduce the amounts to be distributed to the Sureties pursuant to the Plan on account of the Allowed Surety Claims. If, however, the amount of the Allowed Surety Claims is less than the value, as of the Confirmation Date, of all non-avoidable collateral securing such Claims, then (i) the Sureties shall retain the adequate protection payments, if any, up to the amount by which the value of the non-avoidable collateral exceeds the amount of the Allowed Surety Claims without any diminution of the treatment set forth above and (ii) the amount of any additional adequate protection payments shall be offset against and reduce the amounts to be distributed to the Sureties pursuant to the Plan.

(d) Voting: Class 1C is impaired, and each holder of an Allowed Class 1C Claim is entitled to vote to accept or reject the Plan.

3.1.4. Class 1D—Noteholder Claims.

(a) Classification: Class 1D consists of all secured and unsecured Noteholder Claims against Federal-Mogul Corporation, which shall be deemed Allowed as follows:

(1) Claims arising under Federal-Mogul Corporation’s 7.5% Notes due 2009 shall be deemed Allowed in the aggregate amount of $572,812,500.00;

(2) Claims arising under Federal-Mogul Corporation’s 7.375% Notes due 2006 shall be deemed Allowed in the aggregate amount of $401,069,010.50;

(3) Claims arising under Federal-Mogul Corporation’s 7.75% Notes due 2006 shall be deemed Allowed in the aggregate amount of $399,595,000.10;

(4) Claims arising under Federal-Mogul Corporation’s 7.875% Notes due 2010 shall be deemed Allowed in the aggregate amount of $347,713,437.50;

(5) Claims arising under Federal-Mogul Corporation’s 7.5% Notes due 2004 shall be deemed Allowed in the aggregate amount of $244,500,000.00;

(6) Claims arising under Federal-Mogul Corporation’s 8.8% Senior Notes due 2007 shall be deemed Allowed in the aggregate amount of $107,663,379.80;

(7) Claims arising under Federal-Mogul Corporation’s 8.37% Medium Term Notes due 2001 shall be deemed Allowed in the aggregate amount of $32,788,640.00;

(8) Claims arising under Federal-Mogul Corporation’s 8.25% Medium Term Notes due 2005 shall be deemed Allowed in the aggregate amount of $15,364,375.00;

(9) Claims arising under Federal-Mogul Corporation’s 8.33% Medium Term Notes due 2001 shall be deemed Allowed in the aggregate amount of $12,294,326.67;

(10) Claims arising under Federal-Mogul Corporation’s 8.12% Medium Term Notes due 2003 shall be deemed Allowed in the aggregate amount of $10,239,088.89;

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(11) Claims arising under Federal-Mogul Corporation’s 8.16% Medium Term Notes due 2003 shall be deemed Allowed in the aggregate amount of $10,240,266.67;

(12) Claims arising under Federal-Mogul Corporation’s 8.46% Medium Term Notes due 2002 shall be deemed Allowed in the aggregate amount of $5,124,550.00.

(b) Treatment: On the Distribution Date, the Disbursing Agent shall issue and deliver to the indenture trustees for the Notes, to be allocated Pro Rata among those indenture trustees based upon the deemed Allowed Amounts of the Claims in Class 1D as set forth above, and for ultimate distribution to or for the account of each Person holding an Allowed Class 1D Claim in accordance with such holder’s rights and interests under the applicable Notes and their respective indentures, a Pro Rata portion of the Reorganized Federal-Mogul Class A Common Stock. Such Pro Rata portion to be distributed to each particular indenture trustee shall be determined by multiplying the total number of shares representing such Class A Common Stock times a fraction, the numerator of which equals the Allowed Amount of all Class 1D Claims represented by a particular indenture pertaining to the Notes, and the denominator of which equals the Allowed Amount of all Class 1D and 1F Claims. If Classes 1D and 1J vote to accept the Plan, and at least one of Classes 1M, 1N or 1O votes to accept the Plan, then Class 1D shall also receive 50% of the Warrants to be issued and distributed under the Plan; provided, however, Class 1D has agreed to distribute any and all such Warrants to the holders of Class 1M, 1N and/or 1O Claims and/or interests in accordance with Sections 3.1.13, 3.1.14 and 3.1.15 of the Plan; provided, further, however, the distribution of the Warrants shall be subject to the requirements of Section 8.3.5 of the Plan.

(c) Adequate Protection Payments: All adequate protection payments to the holders of Class 1D Noteholder Claims authorized under the Final Order approving the DIP Facility shall continue until and cease on the Effective Date and any such adequate protection payments that are unpaid as of the Effective Date will be paid in Cash on the Effective Date. The holders of Class 1D Noteholder Claims shall retain any and all such adequate protection payments made and/or authorized in connection with the DIP Facility without any diminution of the treatment set forth above.

(d) Voting: Class 1D is impaired and each holder of an Allowed Class 1D Claim is entitled to vote to accept or reject the Plan.

3.1.5. Class 1E—Other Secured Claims

(a) Classification: Class 1E consists of all Secured Claims other than Bank Claims, Surety Claims, Noteholder Claims or Bonded Claims. Each Secured Claim shall constitute a separate sub-class (designated, for example, as Class 1E-1) for purposes of voting and distribution.

(b) Treatment: At the option of the Debtor or the Reorganized Debtor and in accordance with Section 1124 of the Bankruptcy Code, all Allowed Secured Claims in Class 1E, and each sub-class thereof, will be treated pursuant to one of the following alternatives: (I) the Plan will leave unaltered the legal, equitable and contractual rights to which each Secured Claim in Class 1E entitles the holder; (II) the Debtor shall cure any default that occurred before or after the Petition Date; the maturity of such Secured Claim shall be reinstated as such maturity existed prior to any such default; the holder of such Secured Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the holder on any right to accelerate its claim; and the legal, equitable and contractual rights of such holder will not otherwise be altered; (III) an Allowed Secured Claim shall receive such other treatment as the Debtor and the holder shall agree; or (IV) all of the collateral for such Secured Claim will be surrendered by the Debtor to the holder of such Claim on the Effective Date or as soon as practicable thereafter.

(c) Voting: To the extent any Allowed Secured Claims are treated in the manner set forth in clauses (I), (II), (III) or (IV) of the immediately preceding subsection, Class 1E or the particular sub-class is unimpaired and such holders are not entitled to vote to accept or reject the Plan.

3.1.6. Class 1F—Convertible Subordinated Debenture Claims

(a) Classification: Class 1F consists of all Allowed Claims arising under, evidenced by, or based upon the Convertible Subordinated Debentures, which shall be deemed Allowed in the total amount of $211,042,367.00; provided, however, to the extent that holders of Convertible Subordinated Debentures convert such securities to Federal-Mogul Corporation common stock on or before the Record Date or are deemed to have so converted such securities pursuant to Section 8.3.2, then such holders will be treated as holders of Class 1O Federal-Mogul Corporation common stock and receive the distribution, if any, to be made on account of such Class 1O Equity Interests under the Plan.

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(b) Treatment: On the Distribution Date, in full and complete satisfaction of the Allowed Class 1F Claims (including, without limitation, any guarantees related to or arising from the Convertible Subordinated Debentures) the Disbursing Agent shall issue and deliver to the indenture trustee for the Convertible Subordinated Debentures, a Pro Rata portion of the Reorganized Federal-Mogul Class A Common Stock, which portion shall be determined by multiplying the total number of shares representing such Class A Common Stock times a fraction, the numerator of which equals the Allowed Amount of all Class 1F Claims, and the denominator of which equals the Allowed Amount of all Class 1D and 1F Claims, provided, however, to the extent necessary to comply with the contractual subordination provisions in the indentures for the Convertible Subordinated Debentures, the Disbursing Agent shall hold in trust and cause all distributions allocable to the Allowed Convertible Subordinated Debenture Claims to be paid directly to the applicable Indenture Trustees on behalf of the Allowed Class 1D Noteholder Claims in accordance with the formula set forth in Section 3.1.4.(b). Solely for purposes of the Declaration of Trust of Federal-Mogul Financing Trust regarding the Convertible Subordinated Debentures, the bankruptcy of Federal-Mogul Corporation shall be deemed to have occurred on the Effective Date, and the Federal-Mogul Financing Trust shall thereupon be deemed dissolved as provided in such Declaration of Trust.

(c) Voting. Class 1F is impaired and each holder of an Allowed Class 1F Claim is entitled to vote to accept or reject the Plan.

3.1.7. Class 1G—On-Site Environmental Claims

(a) Classification: Class 1G consists of all On-Site Environmental Claims against Federal-Mogul Corporation.

(b) Treatment: Each holder of an Allowed On-Site Environmental Claim in Class 1G shall retain unaltered, the legal, equitable and contractual rights to which such Allowed On-Site Environmental Claim entitles the holder.

(c) Voting: Class 1G is unimpaired and holders of Class 1G Claims are thus not entitled to vote to accept or reject the Plan.

3.1.8. Class 1H—Unsecured Claims

(a) Classification: Class 1H consists of all Unsecured Claims against Federal-Mogul Corporation, other than any unsecured portion of Noteholder Claims, any unsecured portion of Bonded Asbestos Personal Injury Claims, the Convertible Subordinated Debenture Claims or other Claims specifically included in any other Class.

(b) Treatment: Subject to Section 8.17 of the Plan, each holder of an Allowed Class 1H Unsecured Claim shall receive a total Cash payment equal to 35% of such holder’s Allowed Unsecured Claim, with such total amount to be paid in three equal, annual installments, the first of which shall be paid on the Distribution Date and the second and third on the first and second anniversaries of the Distribution Date, respectively.

(c) Voting: Class 1H is impaired and each holder of an Allowed Class 1H Claim is entitled to vote to accept or reject the Plan.

3.1.9. Class 1I—Non-Priority Employee Benefit Claims

(a) Classification: Class 1I consists of all Non-Priority Employee Benefit Claims against Federal-Mogul Corporation.

(b) Treatment: On the Effective Date, Reorganized Federal-Mogul shall continue, automatically and without further act, deed or Court order, the Employee Benefit Plans maintained by Federal-Mogul Corporation, and each holder of an Allowed Non-Priority Employee Benefit Claim shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Non-Priority Employee Benefit Claim entitles such holder.

(c) Voting: Class 1I is unimpaired and holders of Class 1I Claims are thus not entitled to vote to accept or reject the Plan.

3.1.10. Class 1J—Asbestos Personal Injury Claims

(a) Classification: Class 1J consists of all Asbestos Personal Injury Claims against Federal-Mogul Corporation.

(b) Treatment: As of the Effective Date, liability for all Class 1J Asbestos Personal Injury Claims shall be automatically and without further act, deed or Court order, transferred to, vested in and assumed by the Trust. Each

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Asbestos Personal Injury Claim in Class 1J shall be addressed (i.e., Allowed or disallowed, and if Allowed, then paid) solely by the Trust pursuant to and in accordance with the Asbestos Personal Injury Trust Distribution Procedures. If Classes 1D and 1J vote to accept the Plan, and at least one of Classes 1M, 1N or 1O votes to accept the Plan, then Class 1J shall also receive 50% of the Warrants to be issued and distributed under the Plan; provided, however, Class 1J has agreed to distribute any and all such Warrants to the holders of Class 1M, 1N and/or 1O Claims and/or interests in accordance with Sections 3.1.13 , 3.1.14 and 3.1.15 of the Plan; provided, further, however, the distribution of the Warrants shall be subject to the requirements of Section 8.3.5 of the Plan.

(c) Voting: Class 1J is impaired and each holder of an Allowed Class 1J Claim is entitled to vote to accept or reject the Plan.

3.1.11. Class 1K—Bonded Claims

(a) Classification: Class 1K consists of all Bonded Claims against Federal-Mogul Corporation.

(b) Treatment: Each holder of an Allowed Bonded Claim in Class 1K shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Bonded Claim entitles the holder.

(c) Voting: Class 1K is unimpaired and holders of Class 1K Claims are thus not entitled to vote to accept or reject the Plan.

3.1.12. Class 1L—Affiliate Claims

(a) Classification: Class 1L consists of all Affiliate Claims against Federal-Mogul Corporation.

(b) Treatment: On the Effective Date, at the option of the Plan Proponents, all Affiliate Claims in Class 1L shall either be (a) reinstated, in full or in part, or (b) discharged and extinguished, in full or in part, in which case such discharged and extinguished portion shall be eliminated and the holders thereof shall not be entitled to, and shall not receive or retain, any property or interest on account of such portion under the Plan; provided, however, that prior to such discharge and extinguishment such Affiliate Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Plan Proponents. If any such Class 1L Claim is reinstated, in full or in part, such reinstated Claim may, at the option of the Plan Proponents, be subordinated in legal right and priority of payment to all non-Affiliate Claims against Federal-Mogul Corporation. Any and all Class 1L Claims, or portions thereof, being reinstated and, to the extent, if any, that such Claims are being subordinated to non-Affiliate Claims, are set forth in Exhibit 3.1.12.

(c) Voting: Class 1L is impaired and each holder of an Allowed Class 1L Claim is entitled to vote to accept or reject the Plan.

3.1.13. Class 1M—Federal-Mogul Corporation Preferred Stock

(a) Classification: Class 1M consists of all shares of the Series C ESOP Convertible Preferred Stock of Federal-Mogul Corporation, having a liquidation preference of $63.75 per share, of which there are 439,937 shares outstanding.

(b) Treatment: All existing shares of outstanding Federal-Mogul Corporation preferred stock and all rights related to such stock shall be cancelled, annulled and extinguished on the Effective Date. If Classes 1D, 1J and 1M all vote to accept the Plan, then each holder of Class 1M interest shall receive, in exchange for and in full satisfaction of its Class 1M interest, Warrants calculated as follows: for each outstanding share of Federal-Mogul Corporation preferred stock held as of the Record Date, the holder shall receive Warrants in an amount equal to (A)(i) two, divided by (ii) the sum of (a) two times the total number of outstanding shares of Federal-Mogul Corporation preferred stock plus (b) the total number of shares of Federal-Mogul Corporation common stock deemed held by holders of Allowed Class 1N Claims (but only if Class 1N accepts the Plan) plus (c) the total number of outstanding shares of Federal-Mogul Corporation common stock, including any shares deemed issued pursuant to Section 8.3.2 (but only if Class 1O accepts the Plan), times (B) the total number of Warrants. If Class 1M rejects the Plan, then no distributions shall be made on account of Class 1M interests. Notwithstanding the foregoing or anything to the contrary in this Plan, the distribution of the Warrants shall be subject to the requirements of Section 8.3.5 of the Plan.

(c) Voting: Class 1M is impaired and each holder of an allowed Class 1M Equity Interest is entitled to vote to accept or reject the Plan.

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3.1.14. Class 1N—Subordinated Securities Claims

(a) Classification: Class 1N consists of all Subordinated Securities Claims, if any, against Federal-Mogul Corporation.

(b) Treatment: If Classes 1D, IJ and 1N all vote to accept the Plan, each holder of a Subordinated Securities Claim shall receive, in exchange for and in full satisfaction of its Class 1N Subordinated Securities Claim, its Pro Rata share of any applicable insurance and, with respect to any deficiency, the holder shall receive Warrants calculated as follows: for each share of Federal-Mogul Corporation common stock deemed held, the holder shall receive Warrants in an amount equal to (A)(i) one, divided by (ii) the sum of (a) two times the total number of outstanding shares of Federal-Mogul Corporation preferred stock (but only if Class 1M accepts the Plan) plus (b) the total number of shares of Federal-Mogul Corporation common stock deemed held by holders of Allowed Class 1N Claims plus (c) the total number of outstanding shares of Federal-Mogul Corporation common stock, including any shares deemed issued pursuant to Section 8.3.2 (but only if Class 1O accepts the Plan), times (B) the total number of Warrants. For purposes of calculating such distributions of Warrants, the holder of a Subordinated Securities Claim shall be deemed to hold one share of Federal-Mogul Corporation common stock for each $28.00 of (i) its Subordinated Securities Claim minus (ii) any insurance proceeds actually received in respect of such Subordinated Securities Claim. If, however, Class 1N rejects the Plan, then no distributions of Warrants shall be made on account of such Class 1N Claims. Notwithstanding the foregoing or anything to the contrary in this Plan, the distribution of the Warrants shall be subject to the requirements of Section 8.3.5 of the Plan.

(c) Voting: Class 1N is impaired and each holder of an allowed Class 1N Subordinated Securities Claim is entitled to vote to accept or reject the Plan.

3.1.15. Class 1O—Federal-Mogul Corporation Common Stock

(a) Classification: Class 1O consists of all outstanding shares of Federal-Mogul common stock, of which there were 87,131,298 shares outstanding as of November 3, 2003, and shall also include up to 4,097,910 additional shares which may be deemed to be issued pursuant to Section 8.3.2.

(b) Treatment: All existing shares of outstanding Federal-Mogul Corporation common stock and all rights related to such stock shall be cancelled, annulled and extinguished on the Effective Date. If Classes 1D, 1J, and 1O all vote to accept the Plan, then each holder of a Class 1O interest shall receive, in exchange for and in full satisfaction of its Class 1O interest, Warrants calculated as follows: for each outstanding share of Federal-Mogul common stock held as of the Record Date, the holder shall receive Warrants in an amount equal to (A)(i) one, divided by (ii) the sum of (a) two times the total number of outstanding shares of Federal-Mogul Corporation preferred stock (but only if Class 1M accepts the Plan) plus (b) the total number of shares of Federal-Mogul Corporation common stock deemed held by holders of Allowed Class 1N Claims (but only if Class 1N accepts the Plan) plus (c) the total number of outstanding shares of Federal-Mogul Corporation common stock, including shares deemed issued pursuant to 8.3.2, times (B) the total number of Warrants. If Class 1O rejects the Plan, then no distribution shall be made on account of Class 1O interests. Notwithstanding the foregoing or anything to the contrary in this Plan, the distribution of the Warrants shall be subject to the requirements of Section 8.3.5 of the Plan.

(c) Voting: Class 1O is impaired and each holder of an Allowed Class 1O Equity Interest is entitled to vote to accept or reject the Plan.

3.2. Federal-Mogul Piston Rings, Inc. (“FMPRI”) (Classes 2A through 2P)

3.2.1. Class 2A—Priority Claims

(a) Classification: Class 2A consists of all Priority Claims against FMPRI.

(b) Treatment: On the Distribution Date, each holder of a Class 2A Allowed Priority Claim shall receive either (I) Cash equal to the Allowed Amount of such Priority Claim or (II) such other treatment as may be agreed upon in writing by such holder and Reorganized FMPRI.

(c) Voting: Class 2A is impaired and the each holder of an Allowed Class 2A Claim is entitled to vote to accept or reject the Plan.

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3.2.2. Class 2B—Secured Bank Claims

(a) Classification: Class 2B consists of all Secured Bank Claims against FMPRI.

(b) Treatment: In full and complete satisfaction of all Allowed Class 2B Claims, Claims arising under the Bank Credit Agreement (including certain letter of credit obligations) shall be deemed Allowed in the amount of $1,646,681,464.00 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars) and FMPRI shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations under (y) the Reorganized Federal-Mogul Secured Term Loan Agreement and (z) the Reorganized Federal-Mogul Junior Secured PIK Notes.

(c) Voting: Class 2B is impaired and each holder of an Allowed Class 2B Claim is entitled to vote to accept or reject the Plan.

3.2.3. Class 2C—Secured Surety Claims

(a) Classification: Class 2C consists of all Secured Surety Claims against FMPRI.

(b) Treatment: On the Effective Date, all Claims and interests arising under and related to any indemnity contract or guarantee between FMPRI and any of the Sureties relating to the CCR Surety Bonds, if any, and all Liens on any property of FMPRI in favor of the Sureties, shall be released, extinguished and discharged. In full and complete satisfaction of all such Class 2C Claims, FMPRI shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations, if any, under the Secured Surety Notes and Junior Secured Surety PIK Notes.

(c) Voting: Class 2C is impaired and each holder of an Allowed Class 2C Claim is entitled to vote to accept or reject the Plan.

3.2.4. Class 2D—Noteholder Claims

(a) Classification: Class 2D consists of all secured and unsecured Noteholder Claims against FMPRI.

(b) Treatment: In full and complete satisfaction of all Class 2D Noteholder Claims, the holders of Class 2D Noteholder Claims shall receive 100 percent of the equity of Reorganized FMPRI; provided, however, in consideration of the treatment accorded to Noteholder Claims elsewhere in this Plan, the holders of Class 2D Noteholder Claims shall be deemed to have automatically transferred 100 percent of the common stock of Reorganized FMPRI to Reorganized Federal-Mogul Powertrain, Inc. as of the Effective Date.

(c) Voting: Class 2D is impaired and each holder of an Allowed Class 2D Claim is entitled to vote to accept or reject the Plan.

3.2.5. Class 2E—Other Secured Claims

(a) Classification: Class 2E consists of all Secured Claims against FMPRI, other than Bank Claims, Surety Claims, Noteholder Claims or Bonded Claims. Each Secured Claim shall constitute a separate sub-class (designated, for example, as Class 2E-1) for purposes of voting and distribution.

(b) Treatment: At the option of the Debtor or the Reorganized Debtor and in accordance with Section 1124 of the Bankruptcy Code, all Allowed Secured Claims in Class 2E, and each sub-class thereof, will be treated pursuant to one of the following alternatives: (I) the Plan will leave unaltered the legal, equitable and contractual rights to which each Secured Claim in Class 2E entitles the holder; (II) the Debtor shall cure any default that occurred before or after the Petition Date; the maturity of such Secured Claim shall be reinstated as such maturity existed prior to any such default; the holder of such Secured Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the holder on any right to accelerate its claim; and the legal, equitable and contractual rights of such holder will not otherwise be altered; (III) an Allowed Secured Claim shall receive such other treatment as the Debtor and the holder shall agree; or (IV) all of the collateral for such Secured Claim will be surrendered by the Debtor to the holder of such Claim on the Effective Date or as soon as practicable thereafter.

(c) Voting: To the extent any Allowed Secured Claims are treated in the manner set forth in clauses (I), (II), (III) or (IV) of the immediately preceding subsection, Class 2E or the particular sub-class is unimpaired and such holders are not entitled to vote to accept or reject the Plan.

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3.2.6. Class 2G—On-Site Environmental Claims

(a) Classification: Class 2G consists of all On-Site Environmental Claims against FMPRI.

(b) Treatment: Each holder of an Allowed On-Site Environmental Claim in Class 2G shall retain unaltered, the legal, equitable and contractual rights to which such Allowed On-Site Environmental Claim entitles the holder.

(c) Voting: Class 2G is unimpaired and holders of Class 2G Claims are thus not entitled to vote to accept or reject the Plan.

3.2.7. Class 2H—Unsecured Claims

(a) Classification: Class 2H consists of all Unsecured Claims against FMPRI, other than any unsecured portion of Noteholder Claims, any unsecured portion of Bonded Asbestos Personal Injury Claims or other Claims specifically included in any other Class.

(b) Treatment: Subject to Section 8.17 of the Plan, each holder of an Allowed Class 2H Unsecured Claim shall receive a total Cash payment equal to 35% of such holder’s Allowed Unsecured Claim, with such total amount to be paid in three equal, annual installments, the first of which shall be paid on the Distribution Date and the second and third on the first and second anniversaries of the Distribution Date, respectively.

(c) Voting: Class 2H is impaired and each holder of an Allowed Class 2H Claim is entitled to vote to accept or reject the Plan.

3.2.8. Class 2I—Non-Priority Employee Benefit Claims

(a) Classification: Class 2I consists of all Non-Priority Employee Benefit Claims against FMPRI.

(b) Treatment: On the Effective Date, Reorganized FMPRI shall continue, automatically and without further act, deed or Court order, the Employee Benefit Plans maintained by FMPRI, and each holder of an Allowed Class 2I Non-Priority Employee Benefit Claim shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Non-Priority Employee Benefit Claim entitles such holder.

(c) Voting: Class 2I is unimpaired and holders of Class 2I Claims are thus not entitled to vote to accept or reject the Plan.

3.2.9. Class 2K—Bonded Claims

(a) Classification: Class 2K consists of all Bonded Claims against FMPRI.

(b) Treatment: Each holder of an Allowed Bonded Claim in Class 2K shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Bonded Claim entitles the holder.

(c) Voting: Class 2K is unimpaired and holders Class 2K Claims are thus not entitled to vote to accept or reject the Plan.

3.2.10. Class 2L—Affiliate Claims

(a) Classification: Class 2L consists of all Affiliate Claims against FMPRI.

(b) Treatment: On the Effective Date, at the option of the Plan Proponents, all Affiliate Claims in Class 2L shall either be (a) reinstated, in full or in part, or (b) discharged and extinguished, in full or in part, in which case such discharged and extinguished portion shall be eliminated and the holders thereof shall not be entitled to, and shall not receive or retain, any property or interest on account of such portion under the Plan; provided, however, that prior to such discharge and extinguishment such Affiliate Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Plan Proponents. If any such Class 2L Claim is reinstated, in full or in part, such reinstated Claim may, at the option of the Plan Proponents, be subordinated in legal right and priority of payment to all non-Affiliate Claims against FMPRI. Any and all Class 2L Claims, or portions thereof, being reinstated and, to the extent, if any, that such Claims are being subordinated to non-Affiliate Claims, are set forth in Exhibit 3.1.12.

(c) Voting: Class 2L is impaired and each holder of an Allowed Class 2L Claim is entitled to vote to accept or reject the Plan.

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3.2.11. Class 2N—Subordinated Securities Claims

(a) Classification: Class 2N consists of all Subordinated Securities Claims against FMPRI.

(b) Treatment: No distributions shall be made on account of Subordinated Securities Claims against FMPRI. All such Claims against FMPRI shall be discharged and extinguished on the Effective Date.

(c) Voting: Class 2N is impaired and does not receive or retain any Property under the Plan. Accordingly, the holders of Class 2N Claims are conclusively presumed to reject this Plan and the votes of such holders will not be solicited.

3.2.12. Class 2P—Equity Interests

(a) Classification: Class 2P consists of all Equity Interests in FMPRI.

(b) Treatment: No distributions shall be made on account of Equity Interests in FMPRI. All Equity Interests in FMPRI shall be cancelled, annulled and extinguished on the Effective Date.

(c) Voting: Class 2P is impaired and does not receive or retain any Property under the Plan. Accordingly, the holders of Class 2P Equity Interests are conclusively presumed to reject this Plan and the votes of such holders will not be solicited.

3.3. Federal-Mogul Powertrain, Inc. (“FMPI”) (Classes 3A through 3P)

3.3.1. Class 3A—Priority Claims

(a) Classification: Class 3A consists of all Priority Claims against FMPI.

(b) Treatment: On the Distribution Date, each holder of a Class 3A Allowed Priority Claim shall receive either (I) Cash equal to the Allowed Amount of such Priority Claim or (II) such other treatment as may be agreed upon in writing by such holder and Reorganized FMPI.

(c) Voting: Class 3A is impaired and each holder of an Allowed Class 3A Claim is entitled to vote to accept or reject the Plan.

3.3.2. Class 3B—Secured Bank Claims

(a) Classification: Class 3B consists of all Secured Bank Claims against FMPI.

(b) In full and complete satisfaction of the Allowed Class 3B Claims, Claims arising under the Bank Credit Agreement (including certain letter of credit obligations) shall be deemed Allowed in the amount of $1,646,681,464.00 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars) and FMPI shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations under (y) the Reorganized Federal-Mogul Secured Term Loan Agreement and (z) the Reorganized Federal-Mogul Junior Secured PIK Notes.

(c) Voting: Class 3B is impaired and each holder of an Allowed Class 3B Claim is entitled to vote to accept or reject the Plan.

3.3.3. Class 3C—Secured Surety Claims

(a) Classification: Class 3C consists of all Secured Surety Claims against FMPI.

(b) Treatment: On the Effective Date, all Claims and interests arising under and related to any indemnity contract or guarantee between FMPI and any of the Sureties relating to the CCR Surety Bonds, if any, and all Liens on any property of FMPI in favor of the Sureties, shall be released, extinguished and discharged. In full and complete satisfaction of all such Class 3C Claims, FMPI shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations, if any, under the Secured Surety Notes and Junior Secured Surety PIK Notes.

(c) Voting: Class 3C is impaired and each holder of an Allowed Class 3C Claim is entitled to vote to accept or reject the Plan.

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3.3.4. Class 3D—Noteholder Claims

(a) Classification: Class 3D consists of all secured and unsecured Noteholder Claims against FMPI.

(b) Treatment: On the Distribution Date, all Claims arising under FMPI’s Guaranty of the Noteholder Claims shall be released, extinguished and discharged. In consideration of the treatment accorded Class 1D, holders of Class 3D Noteholder Claims shall receive no additional distribution under the Plan on account of such Class 3D Noteholder Claims.

(c) Voting: Class 3D is impaired and each holder of an Allowed Class 3D is entitled to vote to accept or reject the Plan.

3.3.5. Class 3E—Other Secured Claims

(a) Classification: Class 3E consists of all Secured Claims against FMPI, other than Bank Claims, Surety Claims, Noteholder Claims or Bonded Claims. Each Secured Claim shall constitute a separate sub-class (designated, for example, as Class 3E-1) for purposes of voting and distribution.

(b) Treatment: At the option of the Debtor or the Reorganized Debtor and in accordance with Section 1124 of the Bankruptcy Code, all Allowed Secured Claims in Class 3E, and each sub-class thereof, will be treated pursuant to one of the following alternatives: (I) the Plan will leave unaltered the legal, equitable and contractual rights to which each Secured Claim in Class 3E entitles the holder; (II) the Debtor shall cure any default that occurred before or after the Petition Date; the maturity of such Secured Claim shall be reinstated as such maturity existed prior to any such default; the holder of such Secured Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the holder on any right to accelerate its claim; and the legal, equitable and contractual rights of such holder will not otherwise be altered; (III) an Allowed Secured Claim shall receive such other treatment as the Debtor and the holder shall agree; or (IV) all of the collateral for such Secured Claim will be surrendered by the Debtor to the holder of such Claim on the Effective Date or as soon as practicable thereafter.

(c) Voting: To the extent any Allowed Secured Claims are treated in the manner set forth in clauses (I), (II), (III) or (IV) of the immediately preceding subsection, Class 3E or the particular sub-class is unimpaired and such holders are not entitled to vote to accept or reject the Plan.

3.3.6. Class 3G—On-Site Environmental Claims

(a) Classification: Class 3G consists of all On-Site Environmental Claims against FMPI.

(b) Treatment: Each holder of an Allowed On-Site Environmental Claim in Class 3G shall retain unaltered, the legal, equitable and contractual rights to which such Allowed On-Site Environmental Claim entitles the holder.

(c) Voting: Class 3G is unimpaired and holders of Class 3G Claims are thus not entitled to vote to accept or reject the Plan.

3.3.7. Class 3H—Unsecured Claims

(a) Classification: Class 3H consists of all Unsecured Claims against FMPI, other than any unsecured portion of Noteholder Claims, any unsecured portion of Bonded Asbestos Personal Injury Claims, or other Claims specifically included in any other Class.

(b) Treatment: Subject to Section 8.17 of the Plan, each holder of an Allowed Class 3H Unsecured Claim shall receive a total Cash payment equal to 35% of such holder’s Allowed Unsecured Claim, with such total amount to be paid in three equal, annual installments, the first of which shall be paid on the Distribution Date and the second and third on the first and second anniversaries of the Distribution Date, respectively.

(c) Voting: Class 3H is impaired and each holder of an Allowed Class 3H Claim is entitled to vote to accept or reject the Plan.

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3.3.8. Class 3I—Non-Priority Employee Benefit Claims

(a) Classification: Class 3I consists of all Non-Priority Employee Benefit Claims against FMPI.

(b) Treatment: On the Effective Date, Reorganized FMPI shall continue, automatically and without further act, deed or Court order, the Employee Benefit Plans maintained by FMPI, and each holder of an Allowed Class 3I Non-Priority Employee Benefit Claim shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Non-Priority Employee Benefit Claim entitles such holder.

(c) Voting: Class 3I is unimpaired and holders of Class 3I Claims are thus not entitled to vote to accept or reject the Plan.

3.3.9. Class 3K—Bonded Claims

(a) Classification: Class 3K consists of all Bonded Claims against FMPI.

(b) Treatment: Each holder of an Allowed Bonded Claim in Class 3K shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Bonded Claim entitles the holder.

(c) Voting: Class 3K is unimpaired and holders of Class 3K Claims are thus not entitled to vote to accept or reject the Plan.

3.3.10. Class 3L—Affiliate Claims

(a) Classification: Class 3L consists of all Affiliate Claims against FMPI.

(b) Treatment: On the Effective Date, at the option of the Plan Proponents, all Affiliate Claims in Class 3L shall either be (a) reinstated, in full or in part, or (b) discharged and extinguished, in full or in part, in which case such discharged and extinguished portion shall be eliminated and the holders thereof shall not be entitled to, and shall not receive or retain, any property or interest on account of such portion under the Plan; provided,  however, that prior to such discharge and extinguishment such Affiliate Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Plan Proponents. If any such Class 3L Claim is reinstated, in full or in part, such reinstated Claim may, at the option of the Plan Proponents, be subordinated in legal right and priority of payment to all non-Affiliate Claims against FMPI. Any and all Class 3L Claims, or portions thereof, being reinstated and, to the extent, if any, that such Claims are being subordinated to non-Affiliate Claims, are set forth in Exhibit 3.1.12.

(c) Voting: Class 3L is impaired and each holder of an Allowed Class 3L Claim is entitled to vote to accept or reject the Plan.

3.3.11. Class 3P—Equity Interests

(a) Classification: Class 3P consists of all Equity Interests in FMPI.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 3P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 3P is unimpaired and holders of Class 3P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.4. Federal-Mogul Ignition Company (“FMIC”) (Classes 4A through 4P)

3.4.1. Class 4A—Priority Claims

(a) Classification: Class 4A consists of all Priority Claims against FMIC.

(b) Treatment: On the Distribution Date, each holder of a Class 4A Allowed Priority Claim shall receive either (I) Cash equal to the Allowed Amount of such Priority Claim or (II) such other treatment as may be agreed upon in writing by such holder and Reorganized FMIC.

(c) Voting: Class 4A is impaired and each holder of an Allowed Class 4A Claim is entitled to vote to accept or reject the Plan.

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3.4.2. Class 4B—Secured Bank Claims

(a) Classification: Class 4B consists of all Secured Bank Claims against FMIC.

(b) In full and complete satisfaction of all Allowed Class 4B Claims, Claims arising under the Bank Credit Agreement (including certain letter of credit obligations) shall be deemed Allowed in the amount of $1,646,681,464.00 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars) and FMIC shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations under (y) the Reorganized Federal-Mogul Secured Term Loan Agreement and (z) the Reorganized Federal-Mogul Junior Secured PIK Notes.

(c) Voting: Class 4B is impaired and each holder of an Allowed Class 4B Claim is entitled to vote to accept or reject the Plan.

3.4.3. Class 4C—Secured Surety Claims

(a) Classification: Class 4C consists of all Secured Surety Claims against FMIC.

(b) Treatment: On the Effective Date, all Claims and interests arising under and related to any indemnity contract or guarantee between FMIC and any of the Sureties relating to the CCR Surety Bonds, if any, and all Liens on any property of FMIC in favor of the Sureties, shall be released, extinguished and discharged. In full and complete satisfaction of all such Class 4C Claims, FMIC shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations, if any, under the Secured Surety Notes and Junior Secured Surety PIK Notes.

(c) Voting: Class 4C is impaired and each holder of an Allowed Class 4C Claim is entitled to vote to accept or reject the Plan.

3.4.4. Class 4D—Noteholder Claims

(a) Classification: Class 4D consists of all secured and unsecured Noteholder Claims against FMIC.

(b) Treatment: On the Distribution Date, all Claims arising under FMIC’s Guaranty of the Noteholder Claims shall be released, extinguished and discharged. In consideration of the treatment accorded Class 1D, holders of Class 4D Noteholder Claims shall receive no additional distribution under the Plan on account of such Class 4D Noteholder Claims.

(c) Voting: Class 4D is impaired and each holder of an Allowed Class 4D Claim is entitled to vote to accept or reject the Plan.

3.4.5. Class 4E—Other Secured Claims

(a) Classification: Class 4E consists of all Secured Claims against FMIC, other than Bank Claims, Surety Claims, Noteholder Claims or Bonded Claims. Each Secured Claim shall constitute a separate sub-class (designated, for example, as Class 4E-1) for purposes of voting and distribution.

(b) Treatment: At the option of the Debtor or the Reorganized Debtor and in accordance with Section 1124 of the Bankruptcy Code, all Allowed Secured Claims in Class 4E, and each sub-class thereof, will be treated pursuant to one of the following alternatives: (I) the Plan will leave unaltered the legal, equitable and contractual rights to which each Secured Claim in Class 4E entitles the holder; (II) the Debtor shall cure any default that occurred before or after the Petition Date; the maturity of such Secured Claim shall be reinstated as such maturity existed prior to any such default; the holder of such Secured Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the holder on any right to accelerate its claim; and the legal, equitable and contractual rights of such holder will not otherwise be altered; (III) an Allowed Secured Claim shall receive such other treatment as the Debtor and the holder shall agree; or (IV) all of the collateral for such Secured Claim will be surrendered by the Debtor to the holder of such Claim on the Effective Date or as soon as practicable thereafter.

(c) Voting: To the extent any Allowed Secured Claims are treated in the manner set forth in clauses (I), (II), (III) or (IV) of the immediately preceding subsection, Class 4E or the particular sub-class is unimpaired and such holders are not entitled to vote to accept or reject the Plan.

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3.4.6. Class 4G—On-Site Environmental Claims

(a) Classification: Class 4G consists of all On-Site Environmental Claims against FMIC.

(b) Treatment: Each holder of an Allowed On-Site Environmental Claim in Class 4G shall retain unaltered, the legal, equitable and contractual rights to which such Allowed On-Site Environmental Claim entitles the holder.

(c) Voting: Class 4G is unimpaired and holders of Class 4G Claims are thus not entitled to vote to accept or reject the Plan.

3.4.7. Class 4H—Unsecured Claims

(a) Classification: Class 4H consists of all Unsecured Claims against FMIC, other than any unsecured portion of Noteholder Claims, any unsecured portion of Bonded Asbestos Personal Injury Claims, or other Claims specifically included in any other Class.

(b) Treatment: Subject to Section 8.17 of the Plan, each holder of an Allowed Class 4H Unsecured Claim shall receive a total Cash payment equal to 35% of such holder’s Allowed Unsecured Claim, with such total amount to be paid in three equal, annual installments, the first of which shall be paid on the Distribution Date and the second and third on the first and second anniversaries of the Distribution Date, respectively.

(c) Voting: Class 4H is impaired and each holder of an Allowed Class 4H Claim is entitled to vote to accept or reject the Plan.

3.4.8. Class 4I—Non-Priority Employee Benefit Claims

(a) Classification: Class 4I consists of all Non-Priority Employee Benefit Claims against FMIC.

(b) Treatment: On the Effective Date, Reorganized FMIC shall continue, automatically and without further act, deed or Court order, the Employee Benefit Plans maintained by FMIC, and each holder of an Allowed Class 4I Non-Priority Employee Benefit Claim shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Non-Priority Employee Benefit Claim entitles such holder.

(c) Voting: Class 4I is unimpaired and holders of Class 4I Claims are thus not entitled to vote to accept or reject the Plan.

3.4.9. Class 4K—Bonded Claims

(a) Classification: Class 4K consists of all Bonded Claims against FMIC.

(b) Treatment: Each holder of an Allowed Bonded Claim in Class 4K shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Bonded Claim entitles the holder.

(c) Voting: Class 4K is unimpaired and holders of Class 4K Claims are thus not entitled to vote to accept or reject the Plan.

3.4.10. Class 4L—Affiliate Claims

(a) Classification: Class 4L consists of all Affiliate Claims against FMIC.

(b) Treatment: On the Effective Date, at the option of the Plan Proponents, all Affiliate Claims in Class 4L shall either be (a) reinstated, in full or in part, or (b) discharged and extinguished, in full or in part, in which case such discharged and extinguished portion shall be eliminated and the holders thereof shall not be entitled to, and shall not receive or retain, any property or interest on account of such portion under the Plan; provided, however, that prior to such discharge and extinguishment such Affiliate Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Plan Proponents. If any such Class 4L Claim is reinstated, in full or in part, such reinstated Claim may, at the option of the Plan Proponents, be subordinated in legal right and priority of payment to all non-Affiliate Claims against FMIC. Any and all Class 4L Claims, or portions thereof, being reinstated and, to the extent, if any, that such Claims are being subordinated to non-Affiliate Claims, are set forth in Exhibit 3.1.12.

(c) Voting: Class 4L is impaired and each holder of an Allowed Class 4L Claim is entitled to vote to accept or reject the Plan.

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3.4.11. Class 4P—Equity Interests

(a) Classification: Class 4P consists of all Equity Interests in FMIC.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 4P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 4P is unimpaired and holders of Class 4K Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.5. Federal-Mogul Products, Inc. (“F-M Products”) (Classes 5A through 5P)

3.5.1. Class 5A—Priority Claims

(a) Classification: Class 5A consists of all Priority Claims against F-M Products.

(b) Treatment: On the Distribution Date, each holder of a Class 5A Allowed Priority Claim shall receive either (I) Cash equal to the Allowed Amount of such Priority Claim or (II) such other treatment as may be agreed upon in writing by such holder and Reorganized F-M Products.

(c) Voting: Class 5A is impaired and each holder of an Allowed Class 5A Claim is entitled to vote to accept or reject the Plan.

3.5.2. Class 5B—Secured Bank Claims

(a) Classification: Class 5B consists of all Secured Bank Claims against F-M Products.

(b) In full and complete satisfaction of all Allowed Class 5B Bank Claims, Claims arising under the Bank Credit Agreement (including certain letter of credit obligations) shall be deemed Allowed in the amount of $1,646,681,464.00 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars) and F-M Products shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations under (y) the Reorganized Federal-Mogul Secured Term Loan Agreement and (z) the Reorganized Federal-Mogul Junior Secured PIK Notes.

(c) Voting: Class 5B is impaired and each holder of an Allowed Class 5B Claim is entitled to vote to accept or reject the Plan.

3.5.3. Class 5C—Secured Surety Claims

(a) Classification: Class 5C consists of all Secured Surety Claims against F-M Products.

(b) Treatment: On the Effective Date, all Claims and interests arising under and related to any indemnity contract or guarantee between F-M Products and any of the Sureties relating to the CCR Surety Bonds, if any, and all Liens on any property of F-M Products in favor of the Sureties, shall be released, extinguished and discharged. In full and complete satisfaction of all such Class 5C Claims, F-M Products shall guarantee on a secured basis Reorganized Federal-Mogul’s obligations, if any, under the Secured Surety Notes and Junior Secured Surety PIK Notes.

(c) Voting: Class 5C is impaired and each holder of an Allowed Class 5C Claim is entitled to vote to accept or reject the Plan.

3.5.4. Class 5D—Noteholder Claims

(a) Classification: Class 5D consists of all secured and unsecured Noteholder Claims against F-M Products.

(b) Treatment: On the Distribution Date, all Claims arising under FM Product’s Guaranty of the Noteholder Claims shall be released, extinguished and discharged. In consideration of the treatment accorded Class 1D, holders of Class 5D Noteholder Claims shall receive no additional distribution under the Plan on account of such Class 5D Noteholder Claims.

(c) Voting: Class 5D is impaired and each holder of an Allowed Class 5C Claim is entitled to vote to accept or reject the Plan.

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3.5.5. Class 5E—Other Secured Claims

(a) Classification: Class 5E consists of all Secured Claims against FM Products, other than Bank Claims, Surety Claims, Noteholder Claims or Bonded Claims. Each Secured Claim shall constitute a separate sub-class (designated, for example, as Class 5E-1) for purposes of voting and distribution.

(b) Treatment: At the option of the Debtor or the Reorganized Debtor and in accordance with Section 1124 of the Bankruptcy Code, all Allowed Secured Claims in Class 5E, and each sub-class thereof, will be treated pursuant to one of the following alternatives: (I) the Plan will leave unaltered the legal, equitable and contractual rights to which each Secured Claim in Class 5E entitles the holder; (II) the Debtor shall cure any default that occurred before or after the Petition Date; the maturity of such Secured Claim shall be reinstated as such maturity existed prior to any such default; the holder of such Secured Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the holder on any right to accelerate its claim; and the legal, equitable and contractual rights of such holder will not otherwise be altered; (III) an Allowed Secured Claim shall receive such other treatment as the Debtor and the holder shall agree; or (IV) all of the collateral for such Secured Claim will be surrendered by the Debtor to the holder of such Claim on the Effective Date or as soon as practicable thereafter.

(c) Voting: To the extent any Allowed Secured Claims are treated in the manner set forth in clauses (I), (II), (III) or (IV) of the immediately preceding subsection, Class 5E or the particular sub-class is unimpaired and such holders are not entitled to vote to accept or reject the Plan.

3.5.6. Class 5G—On-Site Environmental Claims

(a) Classification: Class 5G consists of all On-Site Environmental Claims against F-M Products.

(b) Treatment: Each holder of an Allowed On-Site Environmental Claim in Class 5G shall retain unaltered, the legal, equitable and contractual rights to which such Allowed On-Site Environmental Claim entitles the holder.

(c) Voting: Class 5G is unimpaired and holders of Class 5G Claims are thus not entitled to vote to accept or reject the Plan.

3.5.7. Class 5H—Unsecured Claims

(a) Classification: Class 5H consists of all Unsecured Claims against F-M Products, other than any unsecured portion of Noteholder Claims, any unsecured portion of Bonded Asbestos Personal Injury Claims or other Claims specifically included in any other Class.

(b) Treatment: Subject to Section 8.17 of the Plan, each holder of an Allowed Class 5H Unsecured Claim shall receive a total Cash payment equal to 35% of such holder’s Allowed Unsecured Claim, with such total amount to be paid in three equal, annual installments, the first of which shall be paid on the Distribution Date and the second and third on the first and second anniversaries of the Distribution Date, respectively.

(c) Voting: Class 5H is impaired and each holder of an Allowed Class 5H Claim is entitled to vote to accept or reject the Plan.

3.5.8. Class 5I—Non-Priority Employee Benefit Claims

(a) Classification: Class 5I consists of all Non-Priority Employee Benefit Claims against F-M Products.

(b) Treatment: On the Effective Date, Reorganized F-M Products shall continue, automatically and without further act, deed or Court order, the Employee Benefit Plans maintained by F-M Products, and each holder of an Allowed Class 5I Non-Priority Employee Benefit Claim shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Non-Priority Employee Benefit Claim entitles such holder.

(c) Voting: Class 5I is unimpaired and holders of Class 5I Claims are thus not entitled to vote to accept or reject the Plan.

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3.5.9. Class 5J—Asbestos Personal Injury Claims

(a) Classification: Class 5J consists of all Asbestos Personal Injury Claims against F-M Products.

(b) Treatment: As of the Effective Date, liability for all Class 5J Asbestos Personal Injury Claims shall be automatically and without further act, deed or Court order, transferred to, vested in and assumed by the Trust. Each Asbestos Personal Injury Claim in Class 5J shall be addressed (i.e., Allowed or disallowed, and if Allowed, then paid) solely by the Trust pursuant to and in accordance with the Asbestos Personal Injury Trust Distribution Procedures.

(c) Voting: Class 5J is impaired and each holder of an Allowed Class 5J Claim is entitled to vote to accept or reject the Plan.

3.5.10. Class 5K—Bonded Claims

(a) Classification: Class 5K consists of all Bonded Claims against F-M Products.

(b) Treatment: Each holder of an Allowed Bonded Claim in Class 5K shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Bonded Claim entitles the holder.

(c) Voting: Class 5K is unimpaired and holders of Class 5K Claims are thus not entitled to vote to accept or reject the Plan.

3.5.11. Class 5L—Affiliate Claims

(a) Classification: Class 5L consists of all Affiliate Claims against F-M Products.

(b) Treatment: On the Effective Date, at the option of the Plan Proponents, all Affiliate Claims in Class 5L shall either be (a) reinstated, in full or in part, or (b) discharged and extinguished, in full or in part, in which case such discharged and extinguished portion shall be eliminated and the holders thereof shall not be entitled to, and shall not receive or retain, any property or interest on account of such portion under the Plan; provided, however, that prior to such discharge and extinguishment such Affiliate Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Plan Proponents. If any such Class 5L Claim is reinstated, in full or in part, such reinstated Claim may, at the option of the Plan Proponents, be subordinated in legal right and priority of payment to all non-Affiliate Claims against F-M Products. Any and all Class 5L Claims, or portions thereof, being reinstated and, to the extent, if any, that such Claims are being subordinated to non-Affiliate Claims, are set forth in Exhibit 3.1.12.

(c) Voting: Class 5L is impaired and each holder of an Allowed Class 5L Claim is entitled to vote to accept or reject the Plan.

3.5.12. Class 5P—Equity Interests

(a) Classification: Class 5P consists of all Equity Interests in F-M Products.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 5P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 5P is unimpaired and holders of Class 5P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.6. T&N Limited (“T&N”) (Classes 6A—6P)

3.6.1. Class 6A—Priority and Preferential Claims

(a) Classification: Class 6A consists of all Priority and Preferential Claims against T&N. Class 6A Priority and Preferential Claims shall include, without limitation, all Priority and Preferential Claims against other U.K. Debtors for which T&N is liable under applicable non-bankruptcy law as a result of agency agreements entered into with such Affiliate prior to the Petition Date; provided, however, to ensure that there shall be no double recovery to any holder on account of the inclusion in Class 6A of any Priority or Preferential Claim against T&N as a result of such agency agreements, such holder shall be required to make an election as to whether such Priority or Preferential Claim shall be asserted against T&N as principal, or against the relevant Affiliate of T&N which was acting as the agent of T&N.

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(b) Treatment: Each holder of a Class 6A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 6A is unimpaired and holders of Class 6A Claims are thus not entitled to vote to accept or reject the Plan.

3.6.2. Class 6E—Other Secured Claims

(a) Classification: Class 6E consists of all Secured Claims against T&N, other than Bonded Claims. Each Secured Claim shall constitute a separate sub-class (designated, for example, as Class 6C-1) for purposes of Voting and distribution.

(b) Treatment: In accordance with Section 1124 of the Bankruptcy Code, the Plan will leave unaltered the legal, equitable and contractual rights to which each Allowed Secured Claim in Class 6E entitles the holder.

(c) Voting: Class 6E or the particular sub-class is unimpaired, and holders of Claims in such Class or sub-class are thus not entitled to vote to accept or reject the Plan.

3.6.3. Class 6H—Unsecured Claims

(a) Classification: Class 6H consists of all Unsecured Claims against T&N other than any Claims that are specifically included in any other Class. Class 6H shall expressly include, without limitation, all Surety Claims against T&N. Class 6H shall also expressly include, without limitation, all Unsecured Claims against other U.K. Debtors or non-Debtor Affiliates of T&N for which T&N is liable under applicable non-bankruptcy law as a result of agency agreements entered into with such Affiliate prior to the Petition Date; provided that, to ensure that there shall be no double recovery to any holder on account of the inclusion in Class 6H of any Claim against T&N as a result of such agency agreements, such holder shall be required to make an election as to whether such Claim shall be asserted against T&N as principal, or against the relevant Affiliate of T&N which was acting as the agent of T&N. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 6H shall also include all Class 6I Non-Priority T&N Pension Plan Employee Benefit Claims against T&N.

(b) Treatment: Each holder of an Allowed Class 6H Claim shall receive, on the Distribution Date, a Cash payment equal to the Allowed Amount of such holder’s Class 6H Claim multiplied by: (i) T&N Distribution Ratio 1 if the Consensual Marketing Procedures have not been performed or (ii) T&N Distribution Ratio 2 if the Consensual Marketing Procedures have been performed.

(c) Voting: Class 6H is impaired and each holder of an Allowed Class 6H Claim is entitled to vote to accept or reject the Plan.

3.6.4. Class 6I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 6I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against T&N.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the following shall occur in full satisfaction of all Non-Priority T&N Pension Plan Employee Benefit Claims.

(i) The T&N Pension Plan shall continue as modified herein.

(ii) The T&N Pension Plan contribution rate from the Effective Date to April 30, 2012 shall be limited to the annual maintenance cost with respect to services rendered after the Effective Date by current active employees and participants of T&N and other U.K. Debtors with obligations under or relating to the T&N Pension Plan that choose to remain in the T&N Pension Plan (provided such amount is lower than the current annual funding). No annual contributions will be made to the T&N Pension Plan to amortize the underfunding that relates to prior service by retired, deferred, current and active members.

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(iii) To moderate the impact of post-Effective Date redundancies on the T&N Pension Plan, T&N shall pay an amount—over a period of not more than two years after a redundancy action—equal to the additional liability crystallized by each redundancy action (job elimination of less than twenty people at a given site in any one year will be disregarded).

(iv) Reorganized T&N shall have the right to terminate the T&N Pension Plan at any time on and after April 30, 2012. If Reorganized T&N does so terminate the T&N Pension Plan, then the T&N Pension Plan Trustees shall receive a Cash payment equal to the Allowed Amount of the Non-Priority T&N Pension Plan Employee Benefit Claims against all U.K. Debtors calculated as of the Petition Date multiplied by T&N Distribution Ratio 1 plus interest at market rate from the Effective Date through the date the T&N Pension Plan is terminated. Such treatment shall be in full and complete satisfaction of all Non-Priority T&N Pension Plan Employee Benefit Claims against all U.K. Debtors having obligations under or relating to the T&N Pension Plan.

(v) The contingent obligation of Reorganized T&N to pay the dividend set forth above will be embodied in either, at the option of the Plan Proponents, a contingent promissory note from Reorganized T&N or an amendment to the Trust Deed of the T&N Pension Plan. The note will be delivered to the T&N Pension Plan Trustee or, if applicable, the amendment to the Trust Deed shall take effect on the Effective Date.

(vi) The T&N Pension Plan Trustees shall, to the extent permitted by applicable law, continue the current investment strategy in consultation with Reorganized T&N and shall not change such investment strategy without approval of Reorganized T&N.

(vii) As an alternative to (i) through (vi) above, such other treatment as may be agreed to by the T&N Pension Plan Trustees and the Plan Proponents.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan shall be compromised and discharged and all Class 6I Non-Priority T&N Pension Plan Employee Benefit Claims shall be included with and treated as Class 6H Claims.

(d) Voting: Class 6I is impaired and each holder of an Allowed Class 6I Claim is entitled to vote to accept or reject the Plan.

3.6.5. Class 6J—Asbestos Personal Injury Claims

(a) Classification: Class 6J consists of all Asbestos Personal Injury Claims against T&N, and shall also include, without limitation, all Asbestos Personal Injury Claims against other U.K. Debtors or non-Debtor Affiliates of T&N for which T&N is liable under applicable non-bankruptcy law as a result of agency agreements entered into with such Affiliates before the Petition Date, to the extent that the holders of such Claims against the Affiliates of T&N so elect. To ensure that there shall be no double recovery to any holder on account of the inclusion in Class 6J of any Asbestos Personal Injury Claim against T&N as a result of such agency agreements, each holder of such Claim against a T&N Affiliate shall be required to make an election as to whether such Asbestos Personal Injury Claim shall be asserted against T&N as principal, or against the relevant Affiliate of T&N which was acting as the agent of T&N.

(b) Treatment: As of the Effective Date, liability for all Class 6J Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of Reorganized T&N for each Class 6J Claim shall continue but recourse to the assets of Reorganized T&N in respect of such liability shall, by operation of the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date and/or the EL Coverage Expiry Date, Reorganized T&N shall be, without further order of Court, released and discharged from Class 6J Asbestos Personal Injury Claims in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan.

(c) Voting: Class 6J is impaired and each holder of an Allowed Class 6J Claim is entitled to vote to accept or reject the Plan.

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3.6.6. Class 6L—Affiliate Claims

(a) Classification: Class 6L consists of all Affiliate Claims against T&N which are subject to the Subordination Deed. Class 6L Affiliate Claims shall include, without limitation, all Affiliate Claims against other U.K. Debtors or non-Debtor Affiliates of T&N which are subject to the Subordination Deed and for which T&N is liable under applicable non-bankruptcy law as a result of agency agreements entered into with such Affiliate prior to the Petition Date; provided that, to ensure that there shall be no double recovery to any holder on account of the inclusion in Class 6L of any Affiliate Claim against T&N as a result of such agency agreements, such holder shall be required to make an election as to whether such Affiliate Claim shall be asserted against T&N as principal, or against the relevant Affiliate of T&N which was acting as the agent of T&N.

(b) Treatment: All Affiliate Claims in Class 6L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 6L is unimpaired and holders of Class 6L Claims are thus not entitled to vote to accept or reject the Plan.

3.6.7. Class 6P—Equity Interests

(a) Classification: Class 6P consists of all Equity Interests in T&N.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 6P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 6P is unimpaired and holders of Class 6P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.7. Federal-Mogul Ignition (U.K.) Limited (“FM Ignition”)(Classes 7A—7P)

3.7.1. Class 7A—Priority and Preferential Claims

(a) Classification: Class 7A consists of all Priority and Preferential Claims against FM Ignition.

(b) Treatment: Each holder of a Class 7A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 7A is unimpaired and holders of Class 7A Claims are thus not entitled to vote to accept or reject the Plan.

3.7.2. Class 7H—Unsecured Claims

(a) Classification: Class 7H consists of all Unsecured Claims against FM Ignition other than any Claims that are specifically included in any other Class. Additionally, if the FM Ignition Pension Plan Trustees do not vote in favor of acceptance of the Plan for FM Ignition and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangement for FM Ignition and/or if the Consensual Marketing Procedures are performed with respect to FM Ignition, then Class 7H shall also include all Class 7I Non-Priority FM Ignition Pension Plan Employee Benefit Claims against FM Ignition.

(b) Treatment: Each holder of an Allowed Class 7H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of (i) the Allowed Amount of such holder’s Class 7H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed and (ii) the Allowed Amount of such holder’s Class 7H Claim multiplied by the Company Specific Distribution Ratio for FM Ignition.

(c) Voting: Class 7H is impaired and each holder of an Allowed Class 7H Claim is entitled to vote to accept or reject the Plan.

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3.7.3. Class 7I—Non-Priority FM Ignition Pension Plan Employee Benefit Claims

(a) Classification: Class 7I consists of all Non-Priority FM Ignition Pension Plan Employee Benefit Claims against FM Ignition.

(b) Treatment A: If the FM Ignition Pension Plan Trustees vote in favor of acceptance of the Plan for FM Ignition and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangement for FM Ignition and if the Consensual Marketing Procedures are not performed with respect to FM Ignition, then the FM Ignition Pension Plan Trustee may elect either the “Let It Run” treatment or the “Alternate Payout” treatment, each as described below.

1. The following shall occur if the FM Ignition Pension Plan Trustees elect the “Let It Run” Treatment:

(A) The FM Ignition Pension Plan shall continue as modified herein. Current active employees who are part of the FM Ignition Pension Plan shall be offered a choice with respect to pension benefits relating to services performed post-Effective Date.

(B) The FM Ignition contribution rate from the Effective Date to April 30, 2012 shall be limited to the annual maintenance cost with respect to services rendered after the Effective Date by current active employee participants of the FM Ignition Pension Plan that choose to remain in the FM Ignition Pension Plan (provided such amount is lower than the current annual funding). No annual contributions will be made to the FM Ignition Pension Plan to amortize the underfunding that relates to prior service by retired, deferred, current and active members.

(C) Reorganized FM Ignition shall have the right to elect to terminate the FM Ignition Pension Plan at any time on and after April 30, 2012. If Reorganized FM Ignition does so terminate the FM Ignition Pension Plan, then the FM Ignition Pension Plan Trustees shall receive a Cash Payment equal to the Allowed Amount of the Non-Priority FM Ignition Pension Plan Employee Benefit Claims calculated as of the Petition Date multiplied by the greater of T&N Distribution Ratio 1 and the Company Specific Distribution Ratio plus interest at market rate from the Effective Date through the date the FM Ignition Pension Plan is terminated. Such treatment shall be in full and complete satisfaction of all Non-Priority FM Ignition Pension Plan Employee Benefit Claims.

(D) The contingent obligation of Reorganized FM Ignition to pay the dividend set forth above will be embodied in either, at the option of the Plan Proponents, a contingent promissory note from Reorganized FM Ignition or an amendment to the Trust Deed for the FM Ignition Pension Plan. The note will be delivered to the FM Ignition Pension Trustee or, if applicable, the amendment to the Trust Deed shall take effect on the Effective Date.

(E) The FM Ignition Pension Plan Trustees shall, to the extent permitted by applicable law, continue the current investment strategy in consultation with Reorganized FM Ignition and shall not change such investment strategy without approval from Reorganized FM Ignition.

2. The following shall occur if the FM Ignition Pension Plan Trustees elect the “Alternate Payout” treatment:

(A) On the Effective Date, the FM Ignition Pension Plan shall pay the FM Ignition Pension Plan Trustees an amount sufficient to purchase annuities to secure the benefits of all participants retired and currently receiving pension payments.

(B) Actuarially equivalent transfer values would be provided to non-pensioner participants (assuming no cost of living adjustments). Actuarial assumptions will be the same as used in that certain August 2003 Transfer Value change assumption calculation.

(C) Contributions by Reorganized FM Ignition to fund (A) and (B) above shall be limited to no more than £9 million.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the FM Ignition Pension Plan shall be compromised and discharged and all Class 7I Non-Priority FM Ignition Pension Plan Employee Benefit Claims shall be included with and treated as Class 7H Claims.

(d) Voting: Class 7I is impaired and each holder of an Allowed Class 7I Claim is entitled to vote to accept or reject the Plan.

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3.7.4. Class 7J—Asbestos Personal Injury Claims

(a) Classification: Class 7J consists of all Asbestos Personal Injury Claims against FM Ignition as to which the holder has not made an election to assert such Claim against T&N as principal and to have such Claim included in Class 6J.

(b) Treatment: As of the Effective Date, liability for all Class 7J Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of Reorganized FM Ignition for each Class 7J Claim shall continue but recourse to the assets of Reorganized FM Ignition in respect of such liability shall, by operation of the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date and/or the EL Coverage Expiry Date, Reorganized FM Ignition shall be, without further order of Court, released and discharged from Class 7J Asbestos Personal Injury Claims in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan.

(c) Voting: Class 7J is impaired and each holder of an Allowed Class 7J Claim is entitled to vote to accept or reject the Plan.

3.7.5. Class 7L—Affiliate Claims

(a) Classification: Class 7L consists of all Affiliate Claims against FM Ignition which are subject to the Subordination Deed.

(b) Treatment: All Affiliate Claims in Class 7L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 7L is unimpaired and holders of Class 7L Claims are thus not entitled to vote to accept or reject the Plan.

3.7.6. Class 7P—Equity Interests

(a) Classification: Class 7P consists of all Equity Interests in FM Ignition.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 7P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 7P is unimpaired and holders of Class 7P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.8. Federal-Mogul Systems Protection Group Limited (FMSPG”) (Classes 8A—8P)

3.8.1. Class 8A—Priority and Preferential Claims

(a) Classification: Class 8A consists of all Priority and Preferential Claims against FMSPG other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 8A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 8A is unimpaired and holders of Class 8A Claims are thus not entitled to vote to accept or reject the Plan.

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3.8.2. Class 8H—Unsecured Claims

(a) Classification: Class 8H consists of all Unsecured Claims against FMSPG other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 8H shall also include all Class 8I Non-Priority T&N Pension Plan Employee Benefit Claims against FMSPG.

(b) Treatment: Each holder of an Allowed Class 8H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 8H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 8H Claim multiplied by the Company Specific Distribution Ratio for FMSPG; or (iii) if FMSPG is a Small Company, the Allowed Amount of such holder’s Class 8H Claim multiplied by the Small Company Specific Distribution Ratio for FMSPG.

(c) Voting: Class 8H is impaired and each holder of an Allowed Class 8H Claim is entitled to vote to accept or reject the Plan.

3.8.3. Class 8I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 8I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against FMSPG.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 8I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 8I Non Priority T&N Pension Plan Employee Benefit Claims against FMSPG shall be included in and treated as Class 8H Claims.

(d) Voting: Class 8I is impaired and each holder of an Allowed Class 8I Claim is entitled to vote to accept or reject the Plan.

3.8.4. Class 8L—Affiliate Claims

(a) Classification: Class 8L consists of all Affiliate Claims against FMSPG which are subject to the Subordination Deed, other than any such Affiliate Claims in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 8L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 8L is unimpaired and holders of Class 8L Claims are thus not entitled to vote to accept or reject the Plan.

3.8.5. Class 8P—Equity Interests

(a) Classification: Class 8P consists of all Equity Interests in FMSPG.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 8P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 8P is unimpaired and holders of Class 8P Equity Interests are thus not entitled to vote to accept or reject the Plan.

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3.9. Federal-Mogul Aftermarket UK Limited (“FMAUK”)(Classes 9A—9P)

3.9.1. Class 9A—Priority and Preferential Claims

(a) Classification: Class 9A consists of all Priority and Preferential Claims against FMAUK other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 9A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 9A is unimpaired and holders of Class 9A Claims are thus not entitled to vote to accept or reject the Plan.

3.9.2. Class 9H—Unsecured Claims

(a) Classification: Class 9H consists of all Unsecured Claims against FMAUK other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 9H shall also include all Class 9I Non-Priority T&N Pension Plan Employee Benefit Claims against FMAUK.

(b) Treatment: Each holder of an Allowed Class 9H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 9H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 9H Claim multiplied by the Company Specific Distribution Ratio for FMAUK; or (iii) if FMAUK is a Small Company, the Allowed Amount of such holder’s Class 9H Claim multiplied by the Small Company Specific Distribution Ratio for FMAUK.

(c) Voting: Class 9H is impaired and each holder of an Allowed Class 9H Claim is entitled to vote to accept or reject the Plan.

3.9.3. Class 9I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 9I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against FMAUK.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 9I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 9I Non Priority T&N Pension Plan Employee Benefit Claims against FMAUK shall be included in and treated as Class 9H Claims.

(d) Voting: Class 9I is impaired and each holder of an Allowed Class 9I Claim is entitled to vote to accept or reject the Plan.

3.9.4. Class 9L—Affiliate Claims

(a) Classification: Class 9L consists of all Affiliate Claims against FMAUK which are subject to the Subordination Deed, other than any such Affiliate Claims in respect of which the holder has elected to assert the Claim against T&N, as principal, under Class 6L.

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(b) Treatment: All Affiliate Claims in Class 9L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 9L is unimpaired and holders of Class 9L Claims are thus not entitled to vote to accept or reject the Plan.

3.9.5. Class 9P—Equity Interests

(a) Classification: Class 9P consists of all Equity Interests in FMAUK.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 9P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 9P is unimpaired and holders of Class 9P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.10. Federal-Mogul Sintered Products Limited (“FMSP”) (Classes 10A—10P)

3.10.1. Class 10A—Priority and Preferential Claims

(a) Classification: Class 10A consists of all Priority and Preferential Claims against FMSP, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 10A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 10A is unimpaired and holders of Class 10A Claims are thus not entitled to vote to accept or reject the Plan.

3.10.2. Class 10H—Unsecured Claims

(a) Classification: Class 10H consists of all Unsecured Claims against FMSP other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 10H shall also include all Class 10I Non-Priority T&N Pension Plan Employee Benefit Claims against FMSP.

(b) Treatment: Each holder of an Allowed Class 10H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 10H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 10H Claim multiplied by the Company Specific Distribution Ratio for FMSP; or (iii) if FMSP is a Small Company, the Allowed Amount of such holder’s Class 10H Claim multiplied by the Small Company Specific Distribution Ratio for FMSP.

(c) Voting: Class 10H is impaired and each holder of an Allowed Class 10H Claim is entitled to vote to accept or reject the Plan.

3.10.3. Class 10I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 10I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against FMSP.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary

42

Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 10I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 10I Non Priority T&N Pension Plan Employee Benefit Claims against FMSP shall be included in and treated as Class 10H Claims.

(d) Voting: Class 10I is impaired and each holder of an Allowed Class 10I Claim is entitled to vote to accept or reject the Plan.

3.10.4. Class 10L—Affiliate Claims

(a) Classification: Class 10L consists of all Affiliate Claims against FMSP which are subject to the Subordination Deed, other than any such Affiliate Claim in respect of which the holder has made an election to assert the Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 10L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 10L is unimpaired and holders of Class 10L Claims are thus not entitled to vote to accept or reject the Plan.

3.10.5. Class 10P—Equity Interests

(a) Classification: Class 10P consists of all Equity Interests in FMSP.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 10P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 10P is unimpaired and holders of Class 10P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.11. Federal-Mogul Sealing Systems (Slough) Limited (“FMSS-Slough”) (Classes 11A—11P)

3.11.1. Class 11A—Priority and Preferential Claims

(a) Classification: Class 11A consists of all Priority and Preferential Claims against FMSS-Slough, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 11A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 11A is unimpaired and holders of Class 11A Claims are thus not entitled to vote to accept or reject the Plan.

3.11.2. Class 11G—On-Site Environmental Claims

(a) Classification: Class 11G consists of all On-Site Environmental Claims against FMSS-Slough.

(b) Treatment: Each holder of an Allowed On-Site Environmental Claim in Class 11G shall retain unaltered, the legal, equitable and contractual rights to which such Allowed On-Site Environmental Claim entitles the holder.

(c) Voting: Class 11G is unimpaired and holders of Class 11G Claims are thus not entitled to vote to accept or reject the Plan.

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3.11.3. Class 11H—Unsecured Claims

(a) Classification: Class 11H consists of all Unsecured Claims against FMSS-Slough other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 11H shall also include all Class 11I Non-Priority T&N Pension Plan Employee Benefit Claims against FMSS-Slough.

(b) Treatment: Each holder of an Allowed Class 11H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 11H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 11H Claim multiplied by the Company Specific Distribution Ratio for FMSS-Slough; or (iii) if FMSS-Slough is a Small Company, the Allowed Amount of such holder’s Class 11H Claim multiplied by the Small Company Specific Distribution Ratio for FMSS-Slough.

(c) Voting: Class 11H is impaired and each holder of an Allowed Class 11H Claim is entitled to vote to accept or reject the Plan.

3.11.4. Class 11I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 11I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against FMSS-Slough.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 11I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 11I Non Priority T&N Pension Plan Employee Benefit Claims against FMSS-Slough shall be included in and treated as Class 11H Claims.

(d) Voting: Class 11I is impaired and each holder of an Allowed Class 11I Claim is entitled to vote to accept or reject the Plan.

3.11.5. Class 11J—Asbestos Personal Injury Claims

(a) Classification: Class 11J consists of all Asbestos Personal Injury Claims against FMSS-Slough as to which the holder has not made an election to assert such Claim against T&N as principal and to have such Claim included in Class 6J.

(b) Treatment: As of the Effective Date, liability for all Class 11J Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of Reorganized FMSS-Slough for each Class 11J Claim shall continue but recourse to the assets of Reorganized FMSS-Slough in respect of such liability shall, by operation of the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date and/or the EL Coverage Expiry Date, Reorganized FMSS-Slough shall be, without further order of Court, released and discharged from Class 11J Asbestos Personal Injury Claims in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan.

(c) Voting: Class 11J is impaired and each holder of an Allowed Class 11J Claim is entitled to vote to accept or reject the Plan.

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3.11.6. Class 11L—Affiliate Claims.

(a) Classification: Class 11L consists of all Affiliate Claims against FMSS-Slough which are subject to the Subordination Deed, other than any such Affiliate Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 11L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 11L is unimpaired and holders of Class 11L Claims are thus not entitled to vote to accept or reject the Plan.

3.11.7. Class 11P—Equity Interests

(a) Classification: Class 11P consists of all Equity Interests in FMSS-Slough.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 11P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 11P is unimpaired and holders of Class 11P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.12. Federal-Mogul Friction Products Limited (“FMFP”) (Classes 12A—12P)

3.12.1. Class 12A—Priority and Preferential Claims

(a) Classification: Class 12A consists of all Priority and Preferential Claims against FMFP, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 12A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 12A is unimpaired and holders of Class 12A Claims are thus not entitled to vote to accept or reject the Plan.

3.12.2. Class 12G—On-Site Environmental Claims

(a) Classification: Class 12G consists of all On-Site Environmental Claims against FMFP.

(b) Treatment: Each holder of an Allowed On-Site Environmental Claim in Class 12G shall retain unaltered, the legal, equitable and contractual rights to which such Allowed On-Site Environmental Claim entitles the holder.

(c) Voting: Class 12G is unimpaired and holders of Class 12G Claims are thus not entitled to vote to accept or reject the Plan.

3.12.3. Class 12H—Unsecured Claims

(a) Classification: Class 12H consists of all Unsecured Claims against FMFP other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 12H shall also include all Class 12I Non-Priority T&N Pension Plan Employee Benefit Claims against FMFP.

(b) Treatment: Each holder of an Allowed Class 12H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 12H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the

45

Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 12H Claim multiplied by the Company Specific Distribution Ratio for FMFP; or (iii) if FMFP is a Small Company, the Allowed Amount of such holder’s Class 12H Claim multiplied by the Small Company Specific Distribution Ratio for FMFP.

(c) Voting: Class 12H is impaired and each holder of an Allowed Class 12H Claim is entitled to vote to accept or reject the Plan.

3.12.4. Class 12I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 12I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against FMFP.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 12I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 12I Non Priority T&N Pension Plan Employee Benefit Claims against FMFP shall be included in and treated as Class 12H Claims.

(d) Voting: Class 12I is impaired and each holder of an Allowed Class 12I Claim is entitled to vote to accept or reject the Plan.

3.12.5. Class 12J—Asbestos Personal Injury Claims

(a) Classification: Class 12J consists of all Asbestos Personal Injury Claims against FMFP as to which the holder has not made an election to assert such Claim against T&N as principal and to have such Claim included in Class 6J.

(b) Treatment: As of the Effective Date, liability for all Class 12J Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of Reorganized FMFP for each Class 12J Claim shall continue but recourse to the assets of Reorganized FMFP in respect of such liability shall, by operation of the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date and/or the EL Coverage Expiry Date, Reorganized FMFP shall be, without further order of Court, released and discharged from Class 12J Asbestos Personal Injury Claims in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan.

(c) Voting: Class 12J is impaired and each holder of an Allowed Class 12J Claim is entitled to vote to accept or reject the Plan.

3.12.6. Class 12L—Affiliate Claims

(a) Classification: Class 12L consists of all Affiliate Claims against FMFP which are subject to the Subordination Deed, other than any such Affiliate Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 12L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 12L is unimpaired and holders of Class 12L Claims are thus not entitled to vote to accept or reject the Plan.

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3.12.7. Class 12P—Equity Interests

(a) Classification: Class 12P consists of all Equity Interests in FMFP.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 12P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 12P is unimpaired and holders of Class 12P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.13. Federal-Mogul Sealing Systems (Rochdale) Limited (“FMSS-Rochdale”) (Classes 13A—13P)

3.13.1. Class 13A—Priority and Preferential Claims

(a) Classification: Class 13A consists of all Priority and Preferential Claims against FMSS-Rochdale, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 13A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 13A is unimpaired and holders of Class 13A Claims are thus not entitled to vote to accept or reject the Plan.

3.13.2. Class 13H—Unsecured Claims

(a) Classification: Class 13H consists of all Unsecured Claims against FMSS-Rochdale other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 13H shall also include all Class 13I Non-Priority T&N Pension Plan Employee Benefit Claims against FMSS-Rochdale.

(b) Treatment: Each holder of an Allowed Class 13H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 13H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 13H Claim multiplied by the Company Specific Distribution Ratio for FMSS-Rochdale; or (iii) if FMSS-Rochdale is a Small Company, the Allowed Amount of such holder’s Class 13H Claim multiplied by the Small Company Specific Distribution Ratio for FMSS-Rochdale.

(c) Voting: Class 13H is impaired and each holder of an Allowed Class 13H Claim is entitled to vote to accept or reject the Plan.

3.13.3. Class 13I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 13I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against FMSS-Rochdale.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 13I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

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(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 13I Non Priority T&N Pension Plan Employee Benefit Claims against FMSS-Rochdale shall be included in and treated as Class 13H Claims.

(d) Voting: Class 13I is impaired and each holder of an Allowed Class 13I Claim is entitled to vote to accept or reject the Plan.

3.13.4. Class 13J—Asbestos Personal Injury Claims

(a) Classification: Class 13J consists of all Asbestos Personal Injury Claims against FMSS-Rochdale as to which the holder has not made an election to assert such Claim against T&N as principal and to have such Claim included in Class 6J.

(b) Treatment: As of the Effective Date, liability for all Class 13J Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of Reorganized FMSS-Rochdale for each Class 13J Claim shall continue but recourse to the assets of Reorganized FMSS-Rochdale in respect of such liability shall, by operation of the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date and/or the EL Coverage Expiry Date, Reorganized FMSS-Rochdale shall be, without further order of Court, released and discharged from Class 13J Asbestos Personal Injury Claims in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan.

(c) Voting: Class 13J is impaired and each holder of an Allowed Class 13J Claim is entitled to vote to accept or reject the Plan.

3.13.5. Class 13L—Affiliate Claims

(a) Classification: Class 13L consists of all Affiliate Claims against FMSS-Rochdale which are subject to the Subordination Deed, other than any such Affiliate Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 13L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 13L is unimpaired and holders of Class 13L Claims are thus not entitled to vote to accept or reject the Plan.

3.13.6. Class 13P—Equity Interests

(a) Classification: Class 13P consists of all Equity Interests in FMSS-Rochdale.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 13P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 13P is unimpaired and holders of Class 13P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.14. Federal-Mogul Camshaft Castings Limited (“FMCC”) (Classes 14A—14P)

3.14.1. Class 14A—Priority and Preferential Claims

(a) Classification: Class 14A consists of all Priority and Preferential Claims against FMCC, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

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(b) Treatment: Each holder of a Class 14A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 14A is unimpaired and holders of Class 14A Claims are thus not entitled to vote to accept or reject the Plan.

3.14.2. Class 14H—Unsecured Claims

(a) Classification: Class 14H consists of all Unsecured Claims against FMCC other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 14H shall also include all Class 14I Non-Priority T&N Pension Plan Employee Benefit Claims against FMCC.

(b) Treatment: Each holder of an Allowed Class 14H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 14H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 14H Claim multiplied by the Company Specific Distribution Ratio for FMCC; or (iii) if FMCC is a Small Company, the Allowed Amount of such holder’s Class 14H Claim multiplied by the Small Company Specific Distribution Ratio for FMCC.

(c) Voting: Class 14H is impaired and each holder of an Allowed Class 14H Claim is entitled to vote to accept or reject the Plan.

3.14.3. Class 14I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 14I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against FMCC.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 14I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 14I Non Priority T&N Pension Plan Employee Benefit Claims against FMCC shall be included in and treated as Class 14H Claims.

(d) Voting: Class 14I is impaired and each holder of an Allowed Class 14I Claim is entitled to vote to accept or reject the Plan.

3.14.4. Class 14J—Asbestos Personal Injury Claims

(a) Classification: Class 14J consists of all Asbestos Personal Injury Claims against FMCC as to which the holder has not made an election to assert such Claim against T&N as principal and to have such Claim included in Class 6J.

(b) Treatment: As of the Effective Date, liability for all Class 14J Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of Reorganized FMCC for each Class 14J Claim shall continue but recourse to the assets of Reorganized FMCC in respect of such liability shall, by operation of the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including

49

specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date and/or the EL Coverage Expiry Date, Reorganized FMCC shall be, without further order of Court, released and discharged from Class 14J Asbestos Personal Injury Claims in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan.

(c) Voting: Class 14J is impaired and each holder of an Allowed Class 14J Claim is entitled to vote to accept or reject the Plan.

3.14.5. Class 14L—Affiliate Claims

(a) Classification: Class 14L consists of all Affiliate Claims against FMCC which are subject to the Subordination Deed, other than any such Affiliate Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 14L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 14L is unimpaired and holders of Class 14L Claims are thus not entitled to vote to accept or reject the Plan.

3.14.6. Class 14P—Equity Interests

(a) Classification: Class 14P consists of all Equity Interests in FMCC.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 14P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 14P is unimpaired and holders of Class 14P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.15. Federal-Mogul Bradford Limited (“Bradford”) (Classes 15A—15P)

3.15.1. Class 15A—Priority and Preferential Claims

(a) Classification: Class 15A consists of all Priority and Preferential Claims against Bradford, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 15A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 15A is unimpaired and holders of Class 15A Claims are thus not entitled to vote to accept or reject the Plan.

3.15.2. Class 15H—Unsecured Claims

(a) Classification: Class 15H consists of all Unsecured Claims against Bradford other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 15H shall also include all Class 15I Non-Priority T&N Pension Plan Employee Benefit Claims against Bradford.

(b) Treatment: Each holder of an Allowed Class 15H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 15H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the

50

Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 15H Claim multiplied by the Company Specific Distribution Ratio for Bradford; or (iii) if Bradford is a Small Company, the Allowed Amount of such holder’s Class 15H Claim multiplied by the Small Company Specific Distribution Ratio for Bradford.

(c) Voting: Class 15H is impaired and each holder of an Allowed Class 15H Claim is entitled to vote to accept or reject the Plan.

3.15.3. Class 15I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 15I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against Bradford.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 15I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 15I Non Priority T&N Pension Plan Employee Benefit Claims against Bradford shall be included in and treated as Class 15H Claims.

(d) Voting: Class 15I is impaired and each holder of an Allowed Class 15I Claim is entitled to vote to accept or reject the Plan.

3.15.4. Class 15J—Asbestos Personal Injury Claims

(a) Classification: Class 15J consists of all Asbestos Personal Injury Claims against Bradford as to which the holder has not made an election to assert such Claim against T&N as principal and to have such Claim included in Class 6J.

(b) Treatment: As of the Effective Date, liability for all Class 15J Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of Reorganized Bradford for each Class 15J Claim shall continue but recourse to the assets of Reorganized Bradford in respect of such liability shall, by operation of the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date and/or the EL Coverage Expiry Date, Reorganized Bradford shall be, without further order of Court, released and discharged from Class 15J Asbestos Personal Injury Claims in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan.

(c) Voting: Class 15J is impaired and each holder of an Allowed Class 15J Claim is entitled to vote to accept or reject the Plan.

3.15.5. Class 15L—Affiliate Claims

(a) Classification: Class 15L consists of all Affiliate Claims against Bradford which are subject to the Subordination Deed, other than any such Affiliate Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 15L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 15L is unimpaired and holders of Class 15L Claims are thus not entitled to vote to accept or reject the Plan.

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3.15.6. Class 15P—Equity Interests

(a) Classification: Class 15P consists of all Equity Interests in Bradford.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 15P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 15P is unimpaired and holders of Class 15P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.16. Federal-Mogul Camshafts Limited (“FM Camshafts”) (Classes 16A—16P)

3.16.1. Class 16A—Priority and Preferential Claims

(a) Classification: Class 16A consists of all Priority and Preferential Claims against FM Camshafts, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 16A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 16A is unimpaired and holders of Class 16A Claims are thus not entitled to vote to accept or reject the Plan.

3.16.2. Class 16H—Unsecured Claims

(a) Classification: Class 16H consists of all Unsecured Claims against FM Camshafts other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 16H shall also include all Class 16I Non-Priority T&N Pension Plan Employee Benefit Claims against FM Camshafts.

(b) Treatment: Each holder of an Allowed Class 16H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 16H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 16H Claim multiplied by the Company Specific Distribution Ratio for FM Camshafts; or (iii) if FM Camshafts is a Small Company, the Allowed Amount of such holder’s Class 16H Claim multiplied by the Small Company Specific Distribution Ratio for FM Camshafts.

(c) Voting: Class 16H is impaired and each holder of an Allowed Class 16H Claim is entitled to vote to accept or reject the Plan.

3.16.3. Class 16I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 16I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against FM Camshafts.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 16I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 16I Non Priority T&N Pension Plan Employee Benefit Claims against FM Camshafts shall be included in and treated as Class 16H Claims.

(d) Voting: Class 16I is impaired and each holder of an Allowed Class 16I Claim is entitled to vote to accept or reject the Plan.

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3.16.4. Class 16L—Affiliate Claims

(a) Classification: Class 16L consists of all Affiliate Claims against FM Camshafts which are subject to the Subordination Deed, other than any such Affiliate Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 16L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 16L is unimpaired and holders of Class 16L Claims are thus not entitled to vote to accept or reject the Plan.

3.16.5. Class 16P—Equity Interests

(a) Classification: Class 16P consists of all Equity Interests in FM Camshafts.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 16P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 16P is unimpaired and holders of Class 16P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.17. Federal-Mogul Eurofriction Limited (“FMEL”) (Classes 17A—17P)

3.17.1. Class 17A—Priority and Preferential Claims

(a) Classification: Class 17A consists of all Priority and Preferential Claims against FMEL, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 17A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 17A is unimpaired and holders of Class 17 Claims are thus not entitled to vote to accept or reject the Plan.

3.17.2. Class 17G—On-Site Environmental Claims

(a) Classification: Class 17G consists of all On-Site Environmental Claims against FMEL.

(b) Treatment: Each holder of an Allowed On-Site Environmental Claim in Class 17G shall retain unaltered, the legal, equitable and contractual rights to which such Allowed On-Site Environmental Claim entitles the holder.

(c) Voting: Class 17G is unimpaired and holders of Class 17G Claims are thus not entitled to vote to accept or reject the Plan.

3.17.3. Class 17H—Unsecured Claims

(a) Classification: Class 17H consists of all Unsecured Claims against FMEL other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 17H shall also include all Class 17I Non-Priority T&N Pension Plan Employee Benefit Claims against FMEL.

(b) Treatment: Each holder of an Allowed Class 17H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 17H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the

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Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 17H Claim multiplied by the Company Specific Distribution Ratio for FMEL; or (iii) if FMEL is a Small Company, the Allowed Amount of such holder’s Class 17H Claim multiplied by the Small Company Specific Distribution Ratio for FMEL.

(c) Voting: Class 17H is impaired and each holder of an Allowed Class 17H Claim is entitled to vote to accept or reject the Plan.

3.17.4. Class 17I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 17I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against FMEL.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 17I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 17I Non Priority T&N Pension Plan Employee Benefit Claims against FMEL shall be included in and treated as Class 17H Claims.

(d) Voting: Class 17I is impaired and each holder of an Allowed Class 17I Claim is entitled to vote to accept or reject the Plan.

3.17.5. Class 17J—Asbestos Personal Injury Claims

(a) Classification: Class 17J consists of all Asbestos Personal Injury Claims against FMEL as to which the holder has not made an election to assert such Claim against T&N as principal and to have such Claim included in Class 6J.

(b) Treatment: As of the Effective Date, liability for all Class 17J Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of Reorganized FMEL for each Class 17J Claim shall continue but recourse to the assets of Reorganized FMEL in respect of such liability shall, by operation of the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date and/or the EL Coverage Expiry Date, Reorganized FMEL shall be, without further order of Court, released and discharged from Class 17J Asbestos Personal Injury Claims in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan.

(c) Voting: Class 17J is impaired and each holder of an Allowed Class 17J Claim is entitled to vote to accept or reject the Plan.

3.17.6. Class 17L—Affiliate Claims

(a) Classification: Class 17L consists of all Affiliate Claims against FMEL which are subject to the Subordination Deed, other than any such Affiliate Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 17L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 17L is unimpaired and holders of Class 17L Claims are thus not entitled to vote to accept or reject the Plan.

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3.17.7. Class 17P—Equity Interests

(a) Classification: Class 17P consists of all Equity Interests in FMEL.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 17P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 17P is unimpaired and holders of Class 17P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.18. Federal-Mogul Powertrain Systems International Limited (“Powertrain”) (Classes 18A—18P)

3.18.1. Class 18A—Priority and Preferential Claims

(a) Classification: Class 18A consists of all Priority and Preferential Claims against Powertrain, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 18A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 18A is unimpaired and holders of Class 18A Claims are thus not entitled to vote to accept or reject the Plan.

3.18.2. Class 18H—Unsecured Claims

(a) Classification: Class 18H consists of all Unsecured Claims against Powertrain other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 18H shall also include all Class 18I Non-Priority T&N Pension Plan Employee Benefit Claims against Powertrain.

(b) Treatment: Each holder of an Allowed Class 18H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 18H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 18H Claim multiplied by the Company Specific Distribution Ratio for Powertrain; or (iii) if Powertrain is a Small Company, the Allowed Amount of such holder’s Class 18H Claim multiplied by the Small Company Specific Distribution Ratio for Powertrain.

(c) Voting: Class 18H is impaired and each holder of an Allowed Class 18H Claim is entitled to vote to accept or reject the Plan

3.18.3. Class 18I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 18I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against Powertrain.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 18I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 18I Non Priority T&N Pension Plan Employee Benefit Claims against Powertrain shall be included in and treated as Class 18H Claims.

(d) Voting: Class 18I is impaired and each holder of an Allowed Class 18I Claim is entitled to vote to accept or reject the Plan.

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3.18.4. Class 18L—Affiliate Claims

(a) Classification: Class 18L consists of all Affiliate Claims against Powertrain which are subject to the Subordination Deed, other than such Affiliate Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 18L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 18L is unimpaired and holders of Class 18L Claims are thus not entitled to vote to accept or reject the Plan.

3.18.5. Class 18P—Equity Interests

(a) Classification: Class 18P consists of all Equity Interests in Powertrain.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 18P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 18P is unimpaired and holders of Class 18P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.19. TBA Industrial Products Limited (“TBA-IP”) (Classes 19A—19P)

3.19.1. Class 19A—Priority and Preferential Claims

(a) Classification: Class 19A consists of all Priority and Preferential Claims against TBA-IP, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 19A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 19A is unimpaired and holders of Class 19A Claims are thus not entitled to vote to accept or reject the Plan.

3.19.2. Class 19H—Unsecured Claims.

(a) Classification: Class 19H consists of all Unsecured Claims against TBA-IP other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H. Additionally, if the T&N Pension Plan Trustees do not vote in favor of acceptance of all of the Plans for the U.K. Debtors that have obligations under or relating to the T&N Pension Plan and have not given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote in favor of approving any relevant Voluntary Arrangements for such U.K. Debtors and/or if the Consensual Marketing Procedures are performed with respect to T&N, then Class 19H shall also include all Class 19I Non-Priority T&N Pension Plan Employee Benefit Claims against TBA-IP.

(b) Treatment: Each holder of an Allowed Class 19H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 19H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 19H Claim multiplied by the Company Specific Distribution Ratio for TBA-IP; or (iii) if TBA-IP is Small Company, the Allowed Amount of such holder’s Class 19H Claim multiplied by the Small Company Specific Distribution Ratio for TBA-IP.

(c) Voting: Class 19H is impaired and each holder of an Allowed Class 19H Claim is entitled to vote to accept or reject the Plan.

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3.19.3. Class 19I—Non-Priority T&N Pension Plan Employee Benefit Claims

(a) Classification: Class 19I consists of all Non-Priority T&N Pension Plan Employee Benefit Claims against TBA-IP.

(b) Treatment A: If the T&N Pension Plan Trustees vote in favor of acceptance of all of the Plans of the U.K. Debtors that have any obligations under or relating to the T&N Pension Plan and have given an irrevocable undertaking at least 14 Business Days before the Confirmation Hearing that they will vote to approve any relevant Voluntary Arrangements for such U.K. Debtors and if the Consensual Marketing Procedures are not performed with respect to T&N, then the Class 19I Claims shall be deemed fully satisfied by virtue of the treatment afforded to the Non-Priority T&N Pension Plan Employee Benefit Claims in Class 6I.

(c) Treatment B: If the conditions for Treatment A as set forth above are not met, then all obligations with respect to the T&N Pension Plan will be compromised and discharged and all Class 19I Non Priority T&N Pension Plan Employee Benefit Claims against TBA-IP shall be included in and treated as Class 19H Claims.

(d) Voting: Class 19I is impaired and each holder of an Allowed Class 19I Claim is entitled to vote to accept or reject the Plan.

3.19.4. Class 19J—Asbestos Personal Injury Claims

(a) Classification: Class 19J consists of all Asbestos Personal Injury Claims against TBA-IP as to which the holder has not made an election to assert such Claim against T&N as principal and to have such Claim included in Class 6J.

(b) Treatment: As of the Effective Date, liability for all Class 19J Asbestos Personal Injury Claims shall automatically and without further act, deed or Court order, be assumed by the Trust in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Additionally, on the Effective Date, the liability of Reorganized TBA-IP for each Class 19J Claim shall continue but recourse to the assets of Reorganized TBA-IP in respect of such liability shall, by operation of the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement and the Confirmation Order, be limited in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan and the provisions relating to the Hercules Policy and any EL Policy. Upon the Hercules Policy Expiry Date and/or the EL Coverage Expiry Date, Reorganized TBA-IP shall be, without further order of Court, released and discharged from Class 19J Asbestos Personal Injury Claims in accordance with and to the extent set forth in Article IV of the Plan, including specifically, without limitation, Section 4.5 of the Plan.

(c) Voting: Class 19J is impaired and each holder of an Allowed Class 19J Claim is entitled to vote to accept or reject the Plan.

3.19.5. Class 19L—Affiliate Claims

(a) Classification: Class 19L consists of all Affiliate Claims against TBA-IP which are subject to the Subordination Deed, other than any such Affiliate Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 19L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 19L is unimpaired and holders of Class 19L Claims are thus not entitled to vote to accept or reject the Plan.

3.19.6. Class 19P—Equity Interests

(a) Classification: Class 19P consists of all Equity Interests in TBA-IP.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 19P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 19P is unimpaired and holders of Class 19P Equity Interests are thus not entitled to vote to accept or reject the Plan.

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3.20. Federal-Mogul Export Services Limited (“FM Export”) (Classes 20A—20P)

3.20.1. Class 20A—Priority and Preferential Claims

(a) Classification: Class 20A consists of all Priority and Preferential Claims against FM Export, other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6A.

(b) Treatment: Each holder of a Class 20A Allowed Claim shall retain unaltered the legal, equitable and contractual rights to which such Claim entitles the holder.

(c) Voting: Class 20A is unimpaired and holders of Class 20A Claims are thus not entitled to vote to accept or reject the Plan.

3.20.2. Class 20H—Unsecured Claims.

(a) Classification: Class 20H consists of all Unsecured Claims against FM Export other than any Claims that are specifically included in any other Class and other than any Claim in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6H.

(b) Treatment: Each holder of an Allowed Class 20H Claim shall receive, on the Distribution Date, a Cash payment equal to the greater of: (i) the Allowed Amount of such holder’s Class 20H Claim multiplied by either (y) T&N Distribution Ratio 1 if the Consensual Marketing Procedures are not performed or (z) T&N Distribution Ratio 2 if the Consensual Marketing Procedures are performed; (ii) the Allowed Amount of such holder’s Class 20H Claim multiplied by the Company Specific Distribution Ratio for FM Export; or (iii) if FM-Export is a Small Company, the Allowed Amount of such holder’s Class 20H Claim multiplied by the Small Company Specific Distribution Ratio for FM-Export.

(c) Voting: Class 20H is impaired and each holder of an Allowed Class 20H Claim is entitled to vote to accept or reject the Plan.

3.20.3. Class 20L—Affiliate Claims

(a) Classification: Class 20L consists of all Affiliate Claims against FM Export which are subject to the Subordination Deed, other than any such Affiliate Claims in respect of which the holder has made an election to assert such Claim against T&N, as principal, under Class 6L.

(b) Treatment: All Affiliate Claims in Class 20L shall be subject to the Subordination Deed which shall become effective on the Effective Date, but not as a result of the provisions of the Plan, the Confirmation Order, the Voluntary Arrangement and/or the Scheme of Arrangement or the order of the U.K. Court sanctioning the Scheme of Arrangement.

(c) Voting: Class 20L is unimpaired and holders of Class 20L Claims are thus not entitled to vote to accept or reject the Plan.

3.20.4. Class 20P—Equity Interests

(a) Classification: Class 20P consists of all Equity Interests in FM Export.

(b) Treatment: Each holder of an Allowed Equity Interest in Class 20P shall retain unaltered, the legal, equitable and contractual rights to which such Allowed Equity Interest entitles the holder.

(c) Voting: Class 20P is unimpaired and holders of Class 20P Equity Interests are thus not entitled to vote to accept or reject the Plan.

3.21. Remaining Debtors

The remaining U.S. Debtors and U.K. Debtors not listed above in Sections 3.1 through 3.20, inclusive, of the Plan, are either holding companies or Inactive Debtor Subsidiaries. Accordingly, in the interest of brevity and convenience, the Classification of Claims against and Equity Interests in such remaining Debtors, as well as the treatment of such claims and interests, are set forth in summary fashion in Exhibit 3.21 to the Plan with the same legal force and effect as if such Classification and Treatment terms and provisions were set forth at length herein.

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ARTICLE IV

THE TRUST

4.1. Establishment Of Trust. On the Effective Date, the Trust shall be established pursuant to Section 524(g) of the Bankruptcy Code. The provisions of Sections 4.2, 4.3 and 4.4 hereof which follow shall take effect subject to, and only to the extent not inconsistent with, the provisions of Section 4.5 hereof.

4.2. Purpose of Trust. The Trust shall on the Effective Date assume liability for all Asbestos Personal Injury Claims. The Trust shall, in accordance with the Trust Documents, hold and administer the Trust Assets, liquidate such Claims, and make distributions to holders of Allowed Asbestos Personal Injury Claims from the Trust Assets. The Trust is a “qualified settlement fund” within the meaning of Section 468B of the IRC and the regulations promulgated thereunder. The Asbestos Personal Injury Trust Distribution Procedures provide, among other things, for the allowance and payment, or disallowance, of Asbestos Personal Injury Claims pursuant to the terms of the Trust Documents, and that resolution of an Asbestos Personal Injury Claim by the Trust will result in a full release of such Claim against the Trust. The Trust shall pay Allowed Asbestos Personal Injury Claims in accordance with the Trust Documents. While Indirect Asbestos Personal Injury Claims against the Debtors may be disallowed pursuant to Section 502(e)(1)(B) of the Bankruptcy Code, any right of a holder of such disallowed Claim under applicable non-bankruptcy law, to setoff payments by the Trust against such holder’s liability to an asbestos personal injury claimant, shall be preserved. Additionally, the Trust shall advocate in any and all actions and proceedings brought against the Debtors and/or Reorganized Debtors which involve Asbestos Personal Injury Claims, that Asbestos Personal Injury Claims shall be channeled to the Trust, and the Trust Documents shall provide that the Trust shall cooperate with the Debtors and/or Reorganized Debtors in any and all such actions and proceedings.

4.3. Receipt Of Trust Assets. On the Effective Date, all Trust Assets shall be automatically and without further act or deed, transferred to, vested in and assumed by the Trust, subject to the notification requirements contained in Sections 10.3 and 10.5 of the Plan; provided, however, that to the extent that certain Trust Assets, because of their nature or because such assets will accrue or become transferable subsequent to the Effective Date, cannot be transferred to, vested in and assumed by the Trust on the Effective Date, such Trust Assets shall be automatically, and without further act or deed, transferred to, vested in and assumed by the Trust as soon as practicable after the Effective Date.

4.4. Discharge Of Liabilities To Holders Of Asbestos Personal Injury Claims. Except as provided in the Plan (including, without limitation, the exceptions provided in Section 4.5 hereof and Sections 9.3.1(b)(v) and 9.3.2(b)(v) of the Plan concerning non-Debtor Affiliates), the transfer to, vesting in and assumption by the Trust of the Trust Assets as contemplated by the Plan shall, as of the Effective Date, discharge all obligations and liabilities of and bar recovery or any action against the Released Parties and their respective estates, Affiliates and subsidiaries, for or in respect of all Asbestos Personal Injury Claims and Demands, including, but not limited to, all Indirect Asbestos Personal Injury Claims and Demands, against the Debtors, the Reorganized Debtors, and their respective Estates, Affiliates and subsidiaries (and the Confirmation Order shall so provide for such discharge). Except as provided in Section 4.5 hereof, the Trust shall as of the Effective Date assume sole and exclusive responsibility and liability for all Asbestos Personal Injury Claims, including, but not limited to, Indirect Asbestos Personal Injury Claims, against the Debtors, the Reorganized Debtors, and their respective Estates, Affiliates and subsidiaries and such Claims, to the extent Allowed, shall be paid solely by the Trust from the Trust Assets. Additionally, the Trust shall indemnify and hold the Reorganized Debtors and their non-Debtor Affiliates harmless from and against any and all Asbestos Personal Injury Claims, as well as all associated costs and expenses, to the extent set forth in Section 4.11 below; provided,  however, any indemnity by the Trust in favor of the Hercules-Protected Entities shall only apply after the later of (a) the Hercules Policy Expiry Date and (b) the EL Coverage Expiry Date; provided,  further, however, pending the occurrence of the later of such two dates, Reorganized Federal-Mogul shall be conclusively deemed to have suffered a loss in the amount of indemnity that would have come due to the Reorganized Hercules-Protected Entities under Section 4.11 of the Plan but for the immediately preceding provision and the Trust shall indemnify Reorganized Federal-Mogul in respect of such loss to the extent set forth in Section 4.11 below. Additionally, notwithstanding the foregoing and anything to the contrary in the Plan or the Trust Documents, Reorganized Federal-Mogul shall also be conclusively deemed to have suffered a loss (y) in the amount of any and all fees, costs and expenses incurred by the Reorganized Hercules-Protected Entities in defending against Asbestos Personal Injury Claims (to the extent such fees, costs and expenses are not recovered by the Hercules-Protected Entities from the Hercules Insurers under the Hercules Policy) and (z) in the amount of any fees, costs, expenses, indemnity payments, reimbursement amounts, additional premiums or other amounts paid by the Hercules-Protected Entities related to the Hercules Policy or the EL Coverage and the Trust shall

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indemnify Reorganized Federal-Mogul in respect of such loss in full (without regard to any limitation in Section 4.11 below) on a semi-annual basis in Cash or more frequently as may be reasonably requested by Reorganized Federal-Mogul.

4.5. Special Provisions Applicable to the Reorganized Debtors that are Hercules-Protected Entities. Notwithstanding any other provisions of the Plan to the contrary, the following provisions regarding the Trust and certain Asbestos Personal Injury Claims shall apply to the Reorganized Debtors that are Hercules-Protected Entities.

4.5.1. On the Effective Date, the Trust will assume all liability for Asbestos Personal Injury Claims against the Reorganized Hercules-Protected Entities in excess of both (i) the £690 million retention and the £500 million layer of coverage under the Hercules Policy and (ii) all other sums as are attributable to or otherwise represent the Hercules Insurance Recoveries to the extent such amounts exceed the £500 million layer of coverage; provided,  however, the Trust shall not assume liability for Asbestos Personal Injury Claims to the extent such Claims are covered by the indemnity provisions of the EL Coverage. From and after the Hercules Policy Expiry Date, the Trust will assume sole and exclusive liability for all remaining Asbestos Personal Injury Claims against the Reorganized Hercules-Protected Entities (other than Claims covered by the indemnity provisions of the EL Coverage, to the extent so covered) and the Reorganized Hercules-Protected Entities shall be discharged and released from any and all liability with respect to Asbestos Personal Injury Claims (other than Claims covered by the indemnity provisions of the EL Coverage, to the extent so covered). From and after the Hercules Policy Expiry Date, all rights of the Reorganized Hercules-Protected Entities to assert any defenses, counterclaims, offsets, rights of contribution or similar rights and remedies for the purpose of reducing or defeating any Asbestos Personal Injury Claim (other than Claims covered by the indemnity provisions of the EL Coverage, to the extent so covered) shall be transferred from the Reorganized Hercules-Protected Entities to the Trust. From and after the date on which all of the obligations of the EL Insurers with respect to all Asbestos Personal Injury Claims cease to have effect, whether by commutation or otherwise (the “EL Coverage Expiry Date”), the Trust will assume sole and exclusive liability for all remaining Asbestos Personal Injury Claims against the Reorganized Hercules-Protected Entities in excess of both (i) the £690 million retention and the £500 million layer of coverage under the Hercules Policy and (ii) all other sums as are attributable to or otherwise represent the Hercules Insurance Recoveries to the extent such amounts exceed the £500 million layer of coverage, and the Reorganized Hercules-Protected Entities shall be discharged and released from any and all liability with respect to Asbestos Personal Injury Claims in excess of both (i) the £690 million retention and the £500 million layer of coverage under the Hercules Policy and (ii) all other sums as are attributable to or otherwise represent the Hercules Insurance Recoveries to the extent such amounts exceed the £500 million layer of coverage. Upon the occurrence of the later of (i) the EL Coverage Expiry Date and (ii) the Hercules Policy Expiry Date, all rights of the Reorganized Hercules-Protected Entities to assert any defenses, counterclaims, offsets, rights of contribution, or similar rights and remedies for the purpose of reducing or defeating any Asbestos Personal Injury Claim shall be transferred from the Reorganized Hercules-Protected Entities to the Trust.

4.5.2. On the Effective Date, the Trust will subscribe for 72% of the Reorganized Federal-Mogul Class B Common Stock for the subscription price of £361,802,160.00, such sum being left outstanding as a debt owing by the Trust to Reorganized Federal-Mogul. Immediately following such subscription and the issue to the Trust (specifically, the T&N Worldwide Fund within the Trust), Reorganized Federal-Mogul shall be deemed to have assigned and transferred to Reorganized T&N by way of capital contribution all of its right, title and interest in and to such debt (the “Stock Repayment Obligation”). The Stock Repayment Obligation shall be payable by offset, in whole or in part, as provided in Section 4.5.7 hereof, upon notice by Reorganized T&N to the Trust, or otherwise payable 20 years after the Effective Date.

4.5.3. Subject to Section 4.5.8 hereof, the Hercules Policy and the EL Coverage shall remain in full force and effect following the Effective Date. On and from the Effective Date, the liability of the Reorganized Hercules-Protected Entities for Asbestos Personal Injury Claims and for any costs and interest awarded in relation thereto shall continue in full, but recourse to the assets of the respective Reorganized Debtors in respect of such liability shall, automatically and by operation of the Plan, the Scheme of Arrangement and/or Voluntary Arrangement and the Confirmation Order, be limited in and to (i) all amounts actually recovered by Reorganized T&N under or with respect to the Hercules Policy (including all amounts actually recovered to the extent of the £500m layer of coverage under the Hercules Policy), (ii) the outstanding amount of the Stock Repayment Obligation and (iii) such sums as may have been provided to the relevant Reorganized Hercules-Protected Entity by the Trust or any other person, whether by loan or otherwise, for the purpose of enabling Asbestos Personal Injury Claims to be paid, and shall otherwise be without recourse as to the applicable Reorganized Hercules-Protected Entities and all of their property and interests in property. From and after the Hercules Policy Expiry Date, the discharge of T&N Limited and the other Debtors that are Hercules-Protected Entities

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under Article IX of the Plan shall automatically and without further order of Court become full and complete (other than with respect to Claims covered by the indemnity provisions of the EL Coverage and for which indemnity is actually recoverable under the EL Coverage, to the extent so recoverable).

4.5.4. On the Effective Date, and pursuant to the Plan, the Scheme of Arrangement and/or the Voluntary Arrangement, each holder of an Asbestos Personal Injury Claim will be deemed to have assigned to the Trust his/her rights to the proceeds of his/her Asbestos Personal Injury Claim. Similarly, on the Effective Date, each holder of an Asbestos Personal Injury Claim will be deemed to have assigned to (i) Reorganized T&N, any rights respecting the Hercules Policy, and (ii) the Trust any rights respecting the EL Coverage, in each case being rights transferred to him/her by operation of law under the Third Parties (Rights Against Insurers) Act 1930 of the United Kingdom. For the avoidance of doubt, no such holder will be entitled after the Effective Date to commence or continue any proceedings against the Hercules Insurers or the EL Insurers in exercise or purported exercise of its rights under the Third Parties (Rights Against Insurers) Act 1930 of the United Kingdom. Reorganized T&N shall hold the benefit of this undertaking on trust for itself and for the Hercules Insurers and the Trust shall hold the benefit of this undertaking on trust for itself and for the relevant EL Insurers such that the Hercules Insurers or the relevant EL Insurers (as the case may be) shall be entitled to enforce this undertaking directly against each of such holders. In consideration of the assignments deemed to have been made by the holder of each Asbestos Personal Injury Claim pursuant to this Section 4.5.4 and the appointment and undertaking contained in Section 4.5.5 hereof, such holder shall be entitled to a claim against the Trust (a “Trust Claim”) which shall be separate and distinct from the Asbestos Personal Injury Claim itself (which, subject to Section 4.5.1 hereof, is a claim against the relevant Reorganized Hercules-Protected Entity). The Trust Claim shall confer on the holder thereof the right to elect either (i) to receive any payment that is offered by the Trust in satisfaction of the Trust Claim or (ii) to pursue alternative remedies against the Trust in respect of the Trust Claim in either case in accordance with and subject to the terms of the Asbestos Personal Injury Trust Distribution Procedures and the other Trust Documents. The Trust Claim shall be a sum payable by the Trust for the right to assert, as the agent of the relevant asbestos personal injury claimant, Asbestos Personal Injury Claims against the Reorganized Hercules-Protected Entities and for the right of the claimant to assert claims under the Third Parties (Rights Against Insurers) Act 1930 of the United Kingdom against the EL Insurers.

4.5.5. From and after the Effective Date, each holder of an Asbestos Personal Injury Claim irrevocably appoints the Trust as its agent, in the name of such holder or otherwise, to assert such Asbestos Personal Injury Claim against the Reorganized Hercules-Protected Entities in any appropriate forum, and such holder shall not be entitled to assert such Asbestos Personal Injury Claim except through the agency of the Trust (unless the Trust otherwise agrees). The Trust shall indemnify each holder of an Asbestos Personal Injury Claim against any costs that may be awarded against such holder in any legal proceedings brought by the Trust on behalf of such holder. The Trust Claim shall be separate and distinct from the Asbestos Personal Injury Claim. Accordingly, if the holder of an Asbestos Personal Injury Claim against the Reorganized Hercules-Protected Entity elects to receive any payment that is offered by the Trust in satisfaction of the Trust Claim, or elects to pursue alternative remedies against the Trust in respect of the Trust Claim in accordance with the terms of the Asbestos Personal Injury Trust Distribution Procedures and the other Trust Documents as mentioned in Section 4.5.4 hereof, such process shall be separate and distinct from and without prejudice to the Trust’s assertion on behalf of the claimant of his/her rights against the applicable Reorganized Hercules-Protected Entity in respect of that claimant’s particular Asbestos Personal Injury Claim, and no sum received in respect of a Trust Claim shall reduce or extinguish the liability of the applicable Reorganized Hercules-Protected Entity in respect of the Asbestos Personal Injury Claim. Subject to the claims handling rights of the Hercules Insurers (whatever they may be), the Reorganized Hercules-Protected Entities shall retain the right to assert any defenses, counterclaims, offsets, rights of contribution or similar rights and remedies for the purpose of reducing or defeating their liability on any Asbestos Personal Injury Claim; provided,  however, that none of the Reorganized Hercules-Protected Entities shall assert a defense to a claim based upon the Trust’s prosecution of such claim as an agent of the holder of the Asbestos Personal Injury Claim or based upon the assignment of the rights to the proceeds of any such claim as provided in Section 4.5.4 hereof. In recognition of the Hercules Insurers’ asserted claim handling rights: (i) the Reorganized Hercules-Protected Entities will, to the extent required by the Hercules Policy, refer Asbestos Personal Injury Claims to the Hercules Insurers or their appointed claims handling designee for their further administration, defense and disposition and the Hercules Insurers will be entitled to exercise all claims handling rights under the Hercules Policy in relation to such proceedings, including defense or settlement of the Claim; and (ii) the claimant’s action against the Reorganized Hercules-Protected Entities shall be allowed to proceed to judgment or settlement, but the claimant will not be permitted to enforce any judgment or settlement except in accordance with the provisions of this Section 4.5 hereof, including the claimant’s assignment of his/her rights to proceeds from such claim to the Trust. The rights of the holder of an Asbestos

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Personal Injury Claim to payment from the Trust in respect of a Trust Claim shall be determined solely under and in accordance with the Asbestos Personal Injury Trust Distribution Procedures and other Trust Documents.

4.5.6. An Asbestos Personal Injury Claim is established for the purpose of this Section 4.5 when it is established as owing by a Reorganized Hercules-Protected Entity by final judgment or award of a court or arbitrator of competent jurisdiction or when (to the extent required by the Hercules Policy, with the consent of the Hercules Insurers) an agreement is entered into between the claimant and the applicable Reorganized Hercules-Protected Entity under which the Asbestos Personal Injury Claim is so established.

4.5.7. Once an Asbestos Personal Injury Claim has been established as set forth in Section 4.5.6, the liability of any Reorganized Hercules-Protected Entity concerned in respect of that Claim, if and to the extent not recovered from an EL Insurer under an EL Policy, may be satisfied and discharged by payment or deemed payment to the Trust as agent of the holder of the Claim, as follows: (a) (at the option of either the Trust or Reorganized T&N, and notwithstanding that the obligation to the Trust is in its capacity as agent of the holder of that Claim against the Hercules-Protected Entity) by setting off against that liability an equivalent amount of the Stock Repayment Obligation (and for this purpose Reorganized T&N shall be deemed, if necessary, to have assigned, for no consideration at the time the option is exercised, to the applicable Reorganized Hercules-Protected Entity an equivalent amount of the Stock Repayment Obligation); (b) by the Trust repaying part of the Stock Repayment Obligation to Reorganized T&N for the purpose of enabling Reorganized T&N to satisfy, or arrange for the relevant Hercules-Protected Entity to satisfy, the liability (any such sum to be received and held by Reorganized T&N in trust for that purpose), (c) by payment by Reorganized T&N out of funds received under the Hercules Policy or (d) by payment by Reorganized T&N or the relevant Reorganized Hercules-Protected Entity out of funds made available, by loan or otherwise, for the specific purpose of satisfying Asbestos Personal Injury Claims, by the Trust, Reorganized T&N or any third party. To the extent that any Asbestos Personal Injury Claim has been established and is payable to the Trust in a currency other than British Pounds Sterling, and that liability is to be satisfied by setting off the sum due against the outstanding Stock Repayment Obligation, such Asbestos Personal Injury Claim shall be converted at the London Spot Mid-Point Rate prevailing on the date when the set-off is made or, if such date is not a business day, on the previous business day, as published in the Financial Times of London. Any loan made by the Trust to a Reorganized Hercules-Protected Entity shall be free of interest and recourse to that Reorganized Hercules-Protected Entity in respect of such loan shall be limited to 94.25% of the amount recovered in respect of the relevant Asbestos Personal Injury Claim under the Hercules Policy (disregarding for this purpose any reduction in that amount caused by the Hercules Insurers setting off any sum to which they are entitled from Reorganized T&N under any other agreement).

4.5.8. Reorganized T&N will hold any amount received from the Hercules Insurers in respect of an established Asbestos Personal Injury Claim (including any amount received by virtue of the reassignment to it of the holder’s rights under the Third Parties (Rights Against Insurers) Act 1930 of the United Kingdom pursuant to Section 4.5.4 hereof) in trust to meet any claims handling costs or expenses incurred by or on behalf of Reorganized T&N or any other Reorganized Hercules Protected Entity. Subject to that, Reorganized T&N will hold all amounts received from the Hercules Insurers in respect of an Asbestos Personal Injury Claim in trust to repay to the Trust the amount borrowed by Reorganized T&N or other Reorganized Hercules-Protected Entity to fund the payment of that Asbestos Personal Injury Claim pursuant to Section 4.5.7 hereof. Reorganized T&N will hold any balance of the amounts received from the Hercules Insurers in trust, at the direction of the Trust, to pay further Asbestos Personal Injury Claims established by settlement or judgment. Until the Hercules Policy Expiry Date, all such amounts received from the Hercules Insurers under the Hercules Policy shall be kept in a separately designated bank account in the name of Reorganized T&N pending application in accordance with the trusts established under this Section 4.5.8. Upon (i) the occurrence of the Hercules Policy Expiry Date and (ii) satisfaction of the payments to be made under the foregoing trusts established under this Section 4.5.8, Reorganized T&N shall be entitled to any outstanding balance received from the Hercules Insurers absolutely; in that event Reorganized T&N will pay to the Trust a sum equivalent to the amount of the outstanding balance retained by Reorganized T&N (but without creating any trust affecting such outstanding balance). Any payment by the Hercules Insurers under the Hercules Policy or by any EL Insurer under an EL Policy to the holder of an Asbestos Personal Injury Claim pursuant to judgment or settlement of a Claim shall be held by the holder of the relevant Claim in trust for the sole and exclusive benefit of (in the case of a payment by the Hercules Insurers under the Hercules Policy) Reorganized T&N and (in the case of a payment by any EL Insurers under an EL Policy) the Trust (specifically, the T&N Worldwide Fund as defined within the Trust Documents), and paid to Reorganized T&N or, as the case may be, the Trust at its request, and the holder’s recovery against the Trust shall be determined solely under and in accordance with the Asbestos Personal Injury Trust Distribution Procedures and other Trust Documents.

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4.5.9. Notwithstanding anything to the contrary in this Plan or the Trust Documents, to the extent that any Non-Debtor Hercules-Protected Entity is sued or otherwise pursued on a liability or alleged liability for which coverage is provided under the Hercules Policy or any EL Policy, Reorganized T&N shall be entitled to seek and obtain coverage for such liability under or with respect to the Hercules Policy or any EL Policy and retain any and all proceeds, if any, paid on account of such liability by the Hercules Insurers or any EL Insurer.

4.6. Investment Guidelines. Pursuant to Section 3.2 of the Trust Agreement, all monies held in the Trust shall be invested, subject to the investment limitations and provisions enumerated in the Trust Agreement, and shall not be limited to the types of investments described in Section 345 of the Bankruptcy Code.

4.7. Excess Trust Assets. To the extent there are any Trust Assets remaining at such time as the Trust is terminated, such excess Trust Assets shall be transferred to such charitable purposes as the Trustees, in their reasonable discretion, shall determine, provided that, if practicable, the charity or charities to which such excess Trust Assets are transferred shall be related to the treatment of, research on, or the relief of suffering of individuals suffering from asbestos-related lung disorders.

4.8. Trust Expenses. The Trust shall pay all Trust Expenses from the Trust Assets, including proceeds of applicable Asbestos Insurance Policies. Neither the Debtors’ Estates nor the Reorganized Debtors shall have any obligation to pay any Trust Expenses. Additionally, the Trust shall promptly pay all Trust Expenses of Reorganized Debtors for any and all liabilities, costs or expenses incurred in taking any action on behalf of or at the direction of the Trustees.

4.9. Selection Of The Initial Trustees. The three initial Trustees of the Trust shall be the persons identified in the Trust Agreement. All successor Trustees shall be appointed in accordance with the terms of the Trust Agreement. For purposes of performing their duties and fulfilling their obligations under the Trust Agreement and the Plan, each Trustee shall be deemed to be (and the Confirmation Order shall so provide) a “party in interest” within the meaning of Section 1109(b) of the Bankruptcy Code.

4.10. Advising The Trust

4.10.1. The Trust Advisory Committee. The Trust Advisory Committee shall be established pursuant to the Trust Agreement. The TAC shall have four members and shall have the functions, duties and rights provided in the Trust Agreement. On or before the Confirmation Date, the four initial members of the TAC shall be selected by the Asbestos Claimants Committee.

4.10.2. Successor Committee Members. Each member of the Trust Advisory Committee shall serve in accordance with the terms and conditions contained in the Trust Agreement.

4.10.3. Future Claimants Representative. From and after the Effective Date, the Future Claimants Representative shall continue to serve in that capacity as an advisor to the Trust.

4.10.4. U.K. Legal Advisors. As required by the Trust Agreement, the Trustees shall retain U.K. legal advisors and consult with such advisors with respect to issues involving those aspects of U.K. law that would affect the processing, liquidation or payment of U.K. claims. Such U.K. legal advisors shall include at least one expert in English law and one expert in Scottish law.

4.11. Trust Indemnity Obligations. Notwithstanding anything to the contrary in the Trust Documents, the Trust shall have the indemnification obligations set forth in Article IV of the Plan, including, without limitation, the indemnification obligations set forth below.

4.11.1. Except as provided in 4.11.2 below with respect to Non-Debtor Asbestos Claims, if, on or after the Effective Date, the Reorganized Debtors and/or any of their non-Debtor Affiliates are held liable for any Asbestos Personal Injury Claim that is not successfully channeled to the Trust, for any reason, whether such Asbestos Personal Injury Claim is asserted in the U.S., the U.K. or anywhere else in the world, the Trust shall indemnify the Reorganized Debtors and/or any of their non-Debtor Affiliates, as applicable, in an amount equal to (i) the value of such Asbestos Personal Injury Claim as determined by settlement or judgment times (ii) the applicable payment percentage under the Asbestos Personal Injury Trust Distribution Procedures. For purposes of determining the amount of indemnification due under this Section 4.11 and only for such purpose, the value of such Asbestos Personal Injury Claim as set forth in

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(i) shall be the amount of any settlement or judgment plus all costs of defenses and expenses related to such Asbestos Personal Injury Claim. Notwithstanding anything to the contrary, if the Asbestos Personal Injury Claim for which indemnity is due under this Section 4.11 is an Other Asbestos Disease (Disease Level I—Cash Discount Payment) as defined in the Asbestos Personal Injury Trust Distribution Procedures, then the Trust shall indemnify the Reorganized Debtors and/or any of their non-Debtor Affiliates, as applicable, in an amount equal to the Scheduled Value for such Asbestos Personal Injury Claim.

4.11.2. If, on or after the Effective Date, the Reorganized Debtors and/or any of their non-Debtor Affiliates are held liable for any claim attributable to, directly or indirectly, injuries or other damages caused or allegedly caused by the presence of, or exposure to, asbestos and arising or allegedly arising, in whole or in part, directly or indirectly, from acts or omissions of one or more of the non-Debtor Affiliates, whether such claim is asserted in the U.S., the U.K. or anywhere else in the world (a “Non-Debtor Asbestos Claim”), the Trust shall indemnify the Reorganized Debtors and/or any of their non-Debtor Affiliates in an amount equal to the lesser of (i) the amount actually paid on such Non-Debtor Asbestos Claim by the Reorganized Debtors and/or the non-Debtor Affiliates, as applicable, plus fees and costs related to such Non-Debtor Asbestos Claim, times the applicable payment percentage under the Asbestos Personal Injury Trust Distribution Procedures and (ii) what the holder of such Non-Debtor Asbestos Claim would have received from the applicable sub-fund if the Non-Debtor Asbestos Claim had been channeled to the Trust and did not proceed to judgment. In the event the Asbestos Personal Injury Trust Distribution Procedures do not contain a matrix for any such Non-Debtor Asbestos Claim, the amount of indemnity due under this Section 4.11.2 shall be determined by using the T&N/U.K. Claims matrix set forth in the Asbestos Personal Injury Trust Distribution Procedures.

4.11.3. Notwithstanding Sections 4.11.1 and 4.11.2 above, if, on or after the Effective Date, the Reorganized Debtors and/or any of their non-Debtor Affiliates are sued on account of an Asbestos Personal Injury Claim or a Non-Debtor Asbestos Claim that relates to a stream of liability for which there is no applicable payment percentage and such Asbestos Personal Injury Claims and/or Non-Debtor Asbestos Claims may be tendered to an insurance company for handling and payment, the applicable Reorganized Debtor and/or non-Debtor Affiliate shall tender such Asbestos Personal Injury Claim or Non-Debtor Asbestos Claim, as applicable, to the Trust so the Trust can properly access any available insurance. The Trust shall use its best efforts to have such Asbestos Personal Injury Claim and/or Non-Debtor Asbestos Claim paid by any applicable insurance and, if the Trust obtains any insurance proceeds on account of such claims, the Trust shall remit such proceeds to the applicable Reorganized Debtor and/or non-Debtor Affiliate to the extent necessary to fully reimburse all such entities, in the aggregate, for amounts they paid with respect to all such unchanneled Asbestos Personal Injury Claims and Non-Debtor Asbestos Claims.

4.11.4. The Trust shall indemnify Reorganized Federal-Mogul on an after-tax basis for all and any adverse tax consequences suffered by any of the Hercules-Protected Entities arising (either directly or indirectly) as a result of or attributable to the implementation of Article IV of the Plan. For this purpose, Reorganized Federal-Mogul shall be conclusively deemed to have suffered a loss in an amount equal to the adverse tax consequences suffered by the relevant Hercules-Protected Entity.

4.11.5. Notwithstanding anything in the Trust Agreement, including, without limitation, Section 3.1 of the Trust Agreement, the Trust shall (i) be obligated to pay the indemnification as required under the Plan without regard to which stream of asbestos liability the indemnification relates to and (ii) pay such indemnification from any and all available assets in any of the Funds (as such term is defined in the Trust Agreement) without regard to which Fund or stream of asbestos liability such indemnification relates to.

4.11.6. For the avoidance of doubt, any indemnity due to the Hercules-Protected Entities under this Section 4.11 shall be subject to the limitations set forth in Section 4.4 above.

4.11.7. Notwithstanding anything to the contrary in the Plan or the Trust Documents, the Trust shall not assume any agency obligation with respect to any Asbestos Personal Injury Claims against the Reorganized Debtors on behalf of the EL Insurers, the Hercules Insurers and/or the CRU and these Entities may only assert any such Asbestos Personal Injury Claims they may hold, if any, against the Trust. Additionally, if the EL Insurers and/or the Hercules Insurers assert any Claim against the Reorganized Debtors and such Claim is not successfully channeled to the Trust, then the Trust shall indemnify the Reorganized Debtors the full amount of any and all damages, losses, fees and expenses incurred with respect to such Claim.

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ARTICLE V

EXECUTORY CONTRACTS AND UNEXPIRED LEASES

5.1. Assumption And Rejection Of Unexpired Leases And Executory Contracts

5.1.1. Assumption. All unexpired leases and executory contracts that (a) have not been expressly rejected by the U.S. Debtors with approval of the Bankruptcy Court on or prior to the Effective Date or (b) are not rejected pursuant to Section 5.1.2. below shall, as of the Effective Date (and subject to the occurrence of the Effective Date), be assumed by the Debtors. Not later than ninety (90) days prior to the scheduled date for the Confirmation Hearing, the Debtors will file with the Bankruptcy Court an exhibit (the “Cure Exhibit”) setting forth those unexpired leases and executory contracts which are being assumed by the U.S. Debtors and as to which the U.S. Debtors believe that cure amounts are owing, together with the respective cure amounts due for each such assumed lease or executory contract. With respect to any unexpired leases or executory contracts which are being assumed by the U.S. Debtors but as to which the U.S. Debtors contend that no cure amounts are due, such unexpired leases and executory contracts will not be included on the Cure Exhibit. The U.S. Debtors may modify, supplement or amend the Cure Exhibit up to and including the Confirmation Date. Not later than the earlier of (i) sixty (60) days prior to the scheduled Confirmation Hearing or (ii) if the proposed cure amount for any particular unexpired lease or executory contract is amended by any U.S. Debtor following the filing of the initial Cure Exhibit, thirty (30) days after such amendment is filed by the U.S. Debtors with the Bankruptcy Court, the non-Debtor party to any such unexpired lease or executory contract which the U.S. Debtors propose to assume may dispute the cure amount, if any, set forth by the U.S. Debtors with respect to the assumption of such unexpired lease or executory contract by filing an appropriate objection with the Bankruptcy Court.

5.1.2. Rejection. Notwithstanding Section 5.1.1 above, the U.S. Debtors shall reject each and all of the executory contracts and unexpired leases designated in the list of rejected contracts (as such list may be amended or supplemented up to and including the Confirmation Date) that will be included in Exhibit 5.1.2 of the Plan filed with the Bankruptcy Court prior to the Plan Confirmation hearing.

5.1.3. Reservation. Notwithstanding Sections 5.1.1 and 5.1.2 above, Section 5.2 shall not apply to any unexpired lease or executory contract that is specifically identified and dealt with otherwise under the Plan.

5.2. Rejected Unexpired Leases And Executory Contracts. Notwithstanding anything to the contrary set forth in Section 5.1 hereof, the U.S. Debtors hereby expressly reject, pursuant to Section 365 of the Bankruptcy Code, the following executory contracts and unexpired leases: (a) all product warranties, indemnity agreements and similar agreements of the U.S. Debtors (including any obligation of the U.S. Debtors to pay any costs or expenses related to such product warranties) which relate to asbestos or asbestos-related products that were made, mined, manufactured, produced, distributed, sold, marketed or supplied by the U.S. Debtors, whether or not the liabilities or obligations resulting thereunder constitute or will be treated as Asbestos Personal Injury Claims pursuant to the Plan; (b) all product warranties of the U.S. Debtors (including any obligation to pay any costs or expenses related to such warranties), which relate to products no longer made, manufactured, produced, distributed, sold, marketed or supplied by the U.S. Debtors; and (c) the Dan=Loc Deed of Special Indemnity and the Dan=Loc Deed of Guarantee except as set forth in Section 8.20 of the Plan.

5.3. Continuation Of Product Warranties. The Reorganized U.S. Debtors may elect to honor any product warranty as to non-asbestos products rejected pursuant to Section 5.2 of the Plan if honoring such product warranty would, in the judgment of the Reorganized U.S. Debtors confer a reasonably comparable benefit upon the Reorganized U.S. Debtors.

5.4. Collective Bargaining Agreements and Retiree Benefit Plans. Notwithstanding any other provisions of the Plan or of this Article V, the Plan Proponents reserve the right to seek to reject, modify and or terminate any collective bargaining agreements with respect to which any of the Debtors is a party in accordance with Section 1113 of the Bankruptcy Code, any retiree benefit plans of any or all of the Debtors in accordance with Section 1114 of the Bankruptcy Code and any other employee benefit programs in accordance with applicable law.

5.5. Damages Upon Rejection. The Bankruptcy Court shall determine the dollar amount, if any, of the Claim of the non-Debtor party for damages resulting from the rejection of any executory contract or unexpired lease; provided, however, that any such Entity that holds or asserts a Claim against a U.S. Debtor or its Estate, must file a Proof of Claim with the Bankruptcy Court within thirty (30) calendar days following the Confirmation Date, or as otherwise ordered by the

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Bankruptcy Court. To the extent any such Claim is Allowed by the Bankruptcy Court by Final Order, such Claim shall become, and shall be treated for all purposes under the Plan as an Unsecured Claim, or, as applicable, an Asbestos Personal Injury Claim, in the Reorganization Case of the particular U.S. Debtor which is a party to such contract or lease, and the holder thereof shall receive distributions under the Plan as a holder of an Allowed Unsecured Claim or Asbestos Personal Injury Claim. The Plan shall constitute notice to Entities which may assert a Claim for damages from the rejection of an executory contract or unexpired lease of the bar date for filing a Proof of Claim in connection therewith; provided, however, that the U.S. Debtors shall have no obligation to notify such Entities that Confirmation has occurred.

5.6. Corporate Indemnities

5.6.1. Prepetition Indemnification and Reimbursement Obligations. For purposes of the Plan, the respective obligations of Federal-Mogul and its Affiliated Debtors to indemnify and reimburse Persons who are or were directors, officers or employees of the Debtors on the Petition Date or at any time thereafter, against and for any obligations pursuant to the articles of incorporation, codes of regulation, bylaws (including, without limitation, the obligations of Federal-Mogul Corporation pursuant to Article IV of the By-Laws of Federal-Mogul Corporation), applicable state or non-bankruptcy law, or specific agreement or any combination of the foregoing, shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged under Section 1141 of the Bankruptcy Code, irrespective of whether indemnification or reimbursement is owed in connection with any event occurring before, on or after the Petition Date. In furtherance of, and to implement the foregoing, the Reorganized Debtors shall maintain insurance (also referred to as tail coverage) for the benefit of each and all of the above-indemnified directors, officers and employees, at levels no less favorable than those existing as of the date of entry of the Confirmation Order, and for a period of no less than three years following the Effective Date.

5.6.2. Plan Indemnity. In addition to the matters set forth in Section 5.5.1 and not by way of limitation thereof, the Reorganized Debtors shall indemnify and hold harmless all Persons who are or were officers or directors of the Debtors on the Petition Date or thereafter on account of and with respect to any claim, cause of action, liability, judgment, settlement, cost or expense (including attorney’s fees) on account of claims or causes of action threatened or asserted by any third party against such officers or directors that seek contribution, indemnity, equitable indemnity, or any similar claim, based upon or as the result of the assertion of primary claims against such third party by any representative of the Debtors’ Estates.

5.6.3. Limitation on Indemnification. Notwithstanding anything to the contrary set forth in this Plan or elsewhere, the Reorganized Debtors shall not be obligated to indemnify and hold harmless any Person or Entity for any claim, cause of action, liability, judgment, settlement, cost or expense that results primarily from such Person’s or Entity’s bad faith, gross negligence or willful misconduct.

ARTICLE VI

ACCEPTANCE OR REJECTION OF THE PLAN

6.1. Each Impaired Class Entitled To Vote Separately. The holders of Claims or Equity Interests in each impaired Class of Claims or Equity Interests that receive or retain property pursuant to the Plan shall be entitled to vote separately to accept or reject the Plan; provided, however, holders of Claims in impaired Classes against multiple Debtors must vote the same way with respect to each Debtor.

6.2. Acceptance By Impaired Classes Of Claims. Pursuant to Section 1126(c) of the Bankruptcy Code, but subject to Section 6.3 below, an impaired Class of Claims shall have accepted the Plan if, after excluding any Claims held by any holder designated pursuant to Section 1126(e) of the Bankruptcy Code, (a) the holders of at least two-thirds in dollar amount of the Allowed Claims actually voting in such Class have voted to accept the Plan, and (b) more than one-half in number of such Allowed Claims actually voting in such Class have voted to accept the Plan.

6.3. Acceptance Pursuant To Section 524 Of The Bankruptcy Code. Pursuant to Section 524(g)(2)(B)(ii)(IV)(bb) of the Bankruptcy Code, the respective Classes of Asbestos Personal Injury Claims shall have accepted the Plan only if the holders of at least 75 percent of the Claims entitled to vote in such Classes have voted to accept the Plan.

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6.4. Presumed Acceptance Of Plan. Classes of Claims or Equity Interests designated as unimpaired are conclusively presumed to have voted to accept the Plan pursuant to Section 1126(f) of the Bankruptcy Code.

6.5. Presumed Rejection Of Plan. Impaired Classes of Claims or Equity Interests that do not receive or retain any property under the Plan are conclusively presumed to have voted to reject the Plan pursuant to Section 1126(g) of the Bankruptcy Code.

6.6. Votes With Respect to U.K. Debtors. In addition to voting on the Plan as set forth in Section 6.1 above, holders of Claims against the U.K. Debtors shall also determine whether to demand that the Administrators summon meetings of creditors of the U.K. Debtors pursuant to Section 17(3) of IA 1986 for the purposes of considering and voting on the following resolutions: (a) that the Administrators (i) immediately propose Schemes of Arrangement and/or Voluntary Arrangements substantially similar to the forms attached to the Disclosure Statement and take all necessary steps to summon meetings of creditors and members to consider and vote on such Schemes of Arrangement and/or Voluntary Arrangements or (ii) apply to the U.K. Court for discharge of the U.K. administration orders and give the Plan Proponents fourteen (14) days notice of such application; and (b) that the expenses of summoning and holding any such meetings of creditors are to be payable out of the estates of the U.K. Debtors as an expense of the administration proceedings (collectively, “the Resolutions”). The holders of Claims against the U.K. Debtors shall also be entitled to appoint [Joseph F. Rice] or in the alternative [Steven Kazan] to be the agent and proxy holder of such holders at the meetings of creditors or at any adjournment of those meetings to vote in favor of the Resolutions or any modifications with respect thereto that the agent and proxy holder deems appropriate. Additionally, the Plan Proponents shall be authorized, as agents of the holders of Claims voting in favor of making the demand set forth above, to take all steps that the Plan Proponents consider necessary or desirable in order to facilitate the Consensual Marketing Procedures including, without limitation, issuing proceedings and/or making applications to the U.K. Court.

6.7. Confirmability And Severability Of The Plan.

6.7.1. Consensual Confirmation. The Confirmation requirements of Section 1129(a) of the Bankruptcy Code must be satisfied separately with respect to each Debtor. Therefore, notwithstanding the combination of the separate plans of reorganization of all U.S. Debtors and U.K. Debtors in this Plan for purposes of, among other things, economy and efficiency, the Plan shall be deemed a separate Chapter 11 plan for each such Debtor.

6.7.2. Cramdown. With respect to any impaired Class of Claims or Equity Interests that fails to accept the Plan in accordance with Section 1129(a) of the Bankruptcy Code, including such classes as may be created pursuant to amendments to the Plan, the Plan Proponents request that the Court confirm the Plan in accordance with Section 1129(b) of the Bankruptcy Code with respect to such non-accepting classes, in which case or cases, the Plan shall constitute a motion for such relief.

6.7.3. Reservation of Rights

(a) The Plan Proponents reserve the right to modify or withdraw the Plan, any other plan, or the Plan in its entirety, for any reason, including, without limitation, in the event that any separate plan for a particular Debtor is not confirmed. In addition, should the Plan, or any individual Debtor’s plan, fail to be accepted by the requisite number and amount of Claims and Equity Interests voting, as required to satisfy Sections 524(g) (in the case of any Debtor subject to Asbestos Personal Injury Claims) and 1129 of the Bankruptcy Code, and notwithstanding any other provision of the Plan to the contrary, the Plan Proponents reserve the right to amend, modify or withdraw such plan or the Plan in its entirety. Also, in the event the Plan of a U.K. Debtor is confirmed over the objection of a Class of creditors of such U.K. Debtor pursuant to Section 1129(b) of the Bankruptcy Code but the Scheme of Arrangement and/or Voluntary Arrangement for such U.K. Debtor is not approved, the Plan Proponents reserve the right to seek the dismissal of the U.K. administration proceedings for such U.K. Debtor or to have the Confirmation Order recognized by the U.K. Court as a matter of comity.

(b) In the event that the conditions to effectiveness set out in Sections 7.2.5 and 7.2.6 are not satisfied in relation to all or any of the U.K. Debtors, the Plan Proponents may waive each of the conditions in whole or in part, and/or impose any new condition or conditions to the effectiveness of the Plan, and, in any such event, the Plan Proponents reserve the right to amend or modify the Plan and/or to propose any substitute Section 425 Scheme and/or Voluntary Arrangement.

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ARTICLE VII

CONDITIONS TO CONFIRMATION AND EFFECTIVENESS

7.1. Conditions To Confirmation. Confirmation of the Plan shall not occur unless each of the following conditions has been satisfied or waived by the Plan Proponents. These conditions to confirmation, which are designed, among other things, to ensure that the Injunctions, releases and discharges set forth in Article IX shall be effective, binding and enforceable, are as follows:

7.1.1. Findings of Fact. The Bankruptcy Court and/or the District Court, as applicable, shall have made the following findings in substantially the following form:

(a) The Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction are to be implemented in connection with the Trust;

(b) As of the Petition Date, certain of the Debtors had been named as defendants in personal injury, wrongful death or property damage actions seeking recovery for damages allegedly caused by the presence of, or exposure to, asbestos or asbestos-containing products;

(c) Subject to Article IV of the Plan, upon Confirmation, the Trust shall assume the liabilities of the Debtors with respect to Asbestos Personal Injury Claims;

(d) The Trust will be funded in part by the Reorganized Federal-Mogul Class B Common Stock, and all rights to receive dividends or other distributions on account of such Class B Common Stock;

(e) On the Effective Date, the Trust will own a majority of the voting shares of Reorganized Federal-Mogul;

(f) The Trust will use its assets or income to pay Asbestos Personal Injury Claims;

(g) The Debtors are likely to be subject to substantial future Demands for payment arising out of the same or similar conduct or events that gave rise to the Asbestos Personal Injury Claims, that are addressed by the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction;

(h) The actual amounts, numbers and timing of future Demands cannot be determined;

(i) Pursuit of Asbestos Personal Injury Claims, including Demands, outside the procedures prescribed by the Plan is likely to threaten the Plan’s purpose to deal equitably with Claims and future Demands;

(j) The terms of the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction, including any provisions barring actions against third parties, are set out in conspicuous language in the Plan and in the Disclosure Statement;

(k) Pursuant to court orders or otherwise, the Trust shall operate through mechanisms such as structured, periodic or supplemental payments, Pro Rata distributions, matrices or periodic review of estimates of the numbers and values of Asbestos Personal Injury Claims or other comparable mechanisms, that provide reasonable assurance that the Trust will value, and be in a financial position to pay, present Asbestos Personal Injury Claims and future Asbestos Personal Injury Claims and Demands that involve similar Claims in substantially the same manner;

(l) The Future Claimants Representative was appointed by the Bankruptcy Court as part of the proceedings leading to the issuance of the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction for the purpose of, among other things, protecting the rights of persons that might subsequently assert Demands of the kind that are addressed in the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction, and transferred to and assumed by the Trust;

(m) The inclusion of each Debtor or beneficiary within the protection afforded by the Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction, as applicable, is fair and equitable with respect to the persons that might subsequently assert Demands against each such Debtor or beneficiary in light of the benefits provided, or to be provided, to the Trust on behalf of such Debtor or such beneficiary;

(n) The Plan complies with Section 524(g) of the Bankruptcy Code in all respects;

(o) The receipt of Trust Assets in accordance with Article IV of the Plan does not violate any obligation of the Debtors or breach any terms, obligations, or duties under any applicable Asbestos Insurance Policy, including any obligation of the Debtors to cooperate, any management of claims provisions, any consent to assignment provisions, or any consent to settlement in any provision of any Asbestos Insurance Policy;

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(p) The assignment of rights under the Asbestos Insurance Policies to the Trust do not materially increase any Asbestos Insurance Company’s risk in providing coverage for Asbestos Personal Injury Claims compared to the risk that was otherwise being borne by the Asbestos Insurance Companies prior to the Effective Date;

(q) Upon confirmation and consummation of this Plan, the Trust shall have access to the Asbestos Insurance Policies for the purpose of meeting the Trust’s obligations to defend, resolve, and satisfy Asbestos Personal Injury Claims and to satisfy existing or future obligations of the Trust for Asbestos Personal Injury Claims in the same manner the Debtors have had access to the Asbestos Insurance Polices to respond to Asbestos Personal Injury Claims prior to the Effective Date; and

(r) The Supplemental Injunction, the Third Party Injunction and the Asbestos Insurance Entity Injunction are essential to this Plan and the Debtors’ reorganization efforts.

7.1.2. Confirmation Order. The Bankruptcy Court and/or District Court, as applicable, shall have made such findings and determinations regarding the Plan as shall enable the entry of the Confirmation Order and any other order entered in conjunction therewith in form and substance acceptable to the Plan Proponents.

7.1.3. Exit Facilities. The Debtors shall have obtained a binding commitment(s) for the Exit Facilities on terms reasonably acceptable to the Plan Proponents.

7.2. Conditions To Effectiveness. Notwithstanding any other provision of the Plan or the Confirmation Order, the Effective Date of the Plan shall not occur unless and until each of the following conditions has been satisfied or waived by the Plan Proponents:

7.2.1. Confirmation Order. The Confirmation Order shall have been issued or affirmed by the District Court, and the Confirmation Order shall have become a Final Order; provided, however, that the Effective Date may occur at a point in time when the Confirmation Order is not a Final Order at the sole option of the Plan Proponents unless the effectiveness of the Confirmation Order has been stayed or vacated, in which case the Effective Date may be, again at the sole option of the Plan Proponents, the first Business Day immediately following the expiration or other termination of any stay of effectiveness of the Confirmation Order.

7.2.2. Trust. The Trust Assets shall have been transferred to, vested in and assumed by the Trust in accordance with Section 4.3 of the Plan, other than any Trust Assets to be transferred to, vested in and assumed by the Trust after the Effective Date.

7.2.3. Corporate Documents. The Trust Documents and the other applicable corporate documents necessary or appropriate to implement the Plan shall have been executed, delivered and, where applicable, filed with the appropriate governmental authorities.

7.2.4. United States Trustee’s Fees. The fees of the United States Trustee then owing by the Debtors shall have been paid in full.

7.2.5. Sanctioning of Scheme of Arrangement. If and to the extent that the Plan Proponents determine that there should be a Scheme of Arrangement in respect of all or any of the U.K. Debtors, (i) the U.K. Court shall have sanctioned the Scheme(s) of Arrangement, and an office copy of the Order of the U.K. Court sanctioning the Scheme(s) of Arrangement shall have been delivered for registration to the Registrar of Companies as required by Section 425(3) of the Companies Act 1985 of the United Kingdom and (ii) all of the conditions to such Scheme(s) of Arrangement shall have been satisfied in accordance with the terms of the respective Scheme(s) of Arrangement except with respect to any conditions relating to the effectiveness of the Plan, provided however, in respect of any or all of the U.K. Debtors, if the relevant Scheme of Arrangement fails to be sanctioned in accordance with the provisions set out above, the Plan Proponents shall have the right to waive this provision in its entirety or in relation to any individual U.K. Debtor.

7.2.6. Approval of Voluntary Arrangement. If and to the extent that the Plan Proponents determine that there should be a Voluntary Arrangement in respect of all or any of the U.K. Debtors, (i) the requisite approval for the Voluntary Arrangement(s) (in accordance with the IA 1986 and the IR 1986), if applicable, shall have been obtained, the chairperson of the relevant meetings shall have reported the results of the meetings to the U.K. Court pursuant to Section 4(6) of the IA 1986 and, within the period of 28 days beginning with the first day on which such reports are made to the U.K. Court, no challenge or appeal shall have been made against the decision of the chairperson of the relevant meetings under Rule 1.17 of the IR 1986 or against the Voluntary Arrangement(s) under Section 6 of the IA

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1986 and (ii) all conditions to such Voluntary Arrangement(s) have been satisfied in accordance with the terms of the respective Voluntary Arrangement, except with respect to any conditions relating to the effectiveness of the Plan, provided, however, that with respect to any or all of the U.K. Debtors, if the relevant Voluntary Arrangement fails to be approved in accordance with the provisions set forth above, the Plan Proponents shall have the right to waive this provision in its entirety or in relation to any such individual U.K. Debtor.

7.2.7. Other Assurances. The Plan Proponents shall have obtained tax rulings, decisions, opinions or other assurances regarding certain tax consequences of the Plan, as they deem satisfactory.

7.2.8. Exit Facilities. The Reorganized Debtors shall have entered into agreements with respect to the Exit Facilities and the Closing Date, as to be defined in the Exit Facilities, shall have occurred.

ARTICLE VIII

IMPLEMENTATION OF THE PLAN

8.1. Matters Involving U.K. Debtors

8.1.1. Schemes of Arrangement and/or Voluntary Arrangements. Attached to the Disclosure Statement as Exhibits D and E thereto are forms of Schemes of Arrangement and/or Voluntary Arrangements that parallel, to the extent possible under English and/or Scottish law, the provisions of the Plan with respect to the classification and treatment of certain Claims against the U.K. Debtors listed in Exhibits 1.1.133 and 1.1.168 to the Plan. In the event the Administrators propose the Schemes of Arrangement and/or Voluntary Arrangements, the Administrators will seek approval of such Schemes of Arrangement and/or Voluntary Arrangements in accordance with English and/or Scottish insolvency laws. If the Administrators do not propose, or in the opinion of the Plan Proponents are unlikely to propose, the Schemes of Arrangement or Voluntary Arrangements, then the Plan Proponents will attempt to reach an agreement on Consensual Marketing Procedures with the Administrators in accordance with and as set forth in Section 8.16.1 of the Plan. In the event no agreement with the Administrators can be reached, then one or more of the following may occur with respect to each U.K. Debtor: (a) meetings of creditors shall be convened in accordance with the demands of creditors given pursuant to Section 6.6 of the Plan in order to resolve, pursuant to the proxies given pursuant to Section 6.6 of the Plan, that the Administrators either (i) propose Schemes of Arrangement and/or Voluntary Arrangements substantially similar to the forms attached to the Disclosure Statement and summon meetings of creditors and members to consider and vote on such Schemes of Arrangements and/or Voluntary Arrangements or (ii) seek the discharge of the U.K. administration orders so that the Schemes of Arrangement and/or Voluntary Arrangements can thereafter be proposed by the U.K. Debtors as appropriate; (b) the U.K. Debtors and the Plan Proponents may ask the U.K. Court to approve the Plan with respect to the U.K. Debtors as a matter of comity; or (c) the Non-Consensual Marketing Procedures set forth in Section 8.16.3 of the Plan may be performed.

8.1.2. Chapter 11 Plans of Reorganization. While Confirmation of the Plan is not conditioned upon sanctioning each Scheme of Arrangement by the U.K. Court and/or approval of each Voluntary Arrangement, the Effective Date of the Plan shall not occur unless and until the U.K. Court has sanctioned the applicable Schemes of Arrangement as set out in Section 7.2.5 and/or the conditions set out in Section 7.2.6 in relation to the applicable Voluntary Arrangements have been fulfilled, subject to the right of the Plan Proponents to waive these requirements as set forth in Section 6.7.3(b). Conversely, confirmation of the Plan is a condition precedent to effectiveness of the Schemes of Arrangement and/or Voluntary Arrangements, subject, however, to the right of the Plan Proponents to waive this condition.

8.2. Continued Corporate Existence. Each of the Reorganized Debtors, other than such Inactive Debtor Subsidiaries as may be dissolved, liquidated, wound-up and/or struck off, shall continue to exist after the Effective Date as a separate corporate entity in accordance with the applicable law in the jurisdiction in which it is incorporated, under its respective certificate of incorporation and bylaws or other organizational documents in effect before the Effective Date, except as its certificate of incorporation, bylaws or other organizational documents are amended by the Plan.

8.3. Federal-Mogul Corporation Securities and Corporate Governance

8.3.1. Cancellation Of Existing Stock In Federal-Mogul Corporation. On the Effective Date, the Federal-Mogul common and preferred stock classified in Classes 1M and 1O, and all unexercised rights, warrants and options relating

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to such stock and any other rights attached to the ownership of any equity securities of Federal-Mogul Corporation, shall be deemed cancelled and of no further force and effect. The holders of such cancelled instruments, securities and other documentation shall have no rights arising from or relating to such instruments, securities or other documentation or the cancellation thereof, except the rights provided pursuant to the Plan.

8.3.2. Conversion of Convertible Subordinated Debentures. On the Effective Date, all holders of Convertible Subordinated Debentures, except those who have affirmatively elected not do so in connection with their vote on the Plan, will be deemed to have exercised their rights to convert their Convertible Subordinated Debentures into Federal-Mogul common stock on the terms provided for in the indenture governing those debentures. For purposes of the classification and treatment of Claims and Equity Interests under the Plan, such conversion shall be deemed to have occurred on the Record Date, and the resulting common stock interests arising from such conversion shall be included in and treated as Equity Interests under Class 1O.

8.3.3. Cancellation of Notes, Other Debt Securities and Indentures. On the Effective Date, (i) the Notes, the Convertible Subordinated Debentures and any other debt securities issued by the Debtors shall be deemed cancelled and of no further force and effect and (ii) the obligations of the Debtors under any agreements governing such Notes, the Convertible Subordinated Debentures or other debt securities, including, without limitation, the Indentures, shall be cancelled and discharged. Except as provided in this section and the Plan, the holders of any such cancelled instruments, debt securities and related documentation shall have no rights arising from or relating to such instruments, securities or other documentation or the cancellation thereof. Notwithstanding the foregoing, each Indenture and Note shall continue in effect solely for the purposes of (a) allowing the Indenture Trustees to make distributions on account of Noteholder Claims under the Plan and (b) permitting the Indenture Trustees to maintain any rights or Liens they may have for unpaid fees, costs and expenses under such Indentures; provided, however, such rights and Liens are limited to the distributions, if any, to Noteholders. Notwithstanding the preceding sentence, clauses (a) and (b) of this section shall not represent exceptions to the discharge of the Debtors’ liabilities under the Bankruptcy Code and the Confirmation Order. Additionally, upon payment in full of the fees and expenses of the Indenture Trustees pursuant to Section 8.15.6 of the Plan, any such rights or Liens of the Indenture Trustees shall terminate.

8.3.4. Issuance Of Reorganized Federal-Mogul Common Stock. On the Effective Date, Reorganized Federal-Mogul shall issue 49.9 million shares of Reorganized Federal-Mogul Class A Common Stock and 50.1 million shares of Reorganized Federal-Mogul Class B Common Stock. Concurrently with such issuance, Reorganized Federal-Mogul shall distribute (i) all of the shares of the Class B Common Stock (less the shares of Class B Common Stock issued pursuant to Section 4.5 hereof) to the Trustees of the Trust as part of the consideration to be paid for the Trust’s assumption of all Asbestos Personal Injury Claims (which shall then be allocated to the sub-Trusts created under the Trust Documents as provided therein), (ii) the Class B Common Stock issued under Section 4.5 of the Plan to the Trustees of the Trust and (iii) all of the shares of the Class A Common Stock to the Disbursing Agent for further distribution Pro Rata to the holders of Allowed Noteholder Claims and Allowed Convertible Subordinated Debenture Claims. For the purpose of distributions to the holders of Allowed Noteholder Claims, the Indenture Trustee under each series of Notes shall be deemed to be the sole holder of the Allowed Noteholder Claim for all Allowed Noteholder Claims for such series of Notes. Accordingly, all distributions of Reorganized Federal-Mogul Class A Common Stock on account of Allowed Noteholder Claims shall be distributed to the Indenture Trustees for further distribution to the Noteholders pursuant to the terms of the respective Indentures. Distribution of such Reorganized Federal-Mogul Class A Common Stock shall be deemed complete upon delivery of one or more share certificates representing such shares to the Indenture Trustees, on behalf of the Noteholders. The Disbursing Agent shall not be entitled to vote any shares of Reorganized Federal-Mogul Class A Common Stock.

8.3.5. Issuance of Warrants

8.3.5.1. Subject to Section 8.3.5.2 below, on the Effective Date, if Classes 1D and 1J have both voted to accept the Plan, and if at least one of Classes 1M, 1N or 1O has also voted to accept the Plan, Reorganized Federal-Mogul shall issue Warrants for the purchase of shares of Reorganized Federal-Mogul Class A Common Stock in an amount calculated in accordance with Sections 3.1.13, 3.1.14 and/or 3.1.15, as applicable. Concurrently with such issuance, Reorganized Federal-Mogul shall distribute such warrants to the Disbursing Agent for further distribution consistent with the terms and provisions of the Plan. The Disbursing Agent shall not be entitled to exercise any of the Warrants.

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8.3.5.2. If the Bankruptcy Court and/or District Court, as applicable, holds, determines or rules that the Plan is not confirmable due to the gifting, issuance or distribution of the Warrants, then (a) no Warrants shall be issued or distributed pursuant to the Plan and (b) Classes 1M, 1N and 1O shall receive no distributions under the Plan.

8.3.6. Surrender of Securities or Instruments. On or before the Effective Date, or as soon as practicable thereafter, each holder of an instrument (a “Certificate”) evidencing the Notes, the Convertible Subordinated Debentures or any other debt securities (but excluding securities representing Bank Claims) shall surrender such Certificate to the Disbursing Agent, or, with respect to indebtedness that is governed by an Indenture, to the Indenture Trustee. The surrender of any global certificate held by an Indenture Trustee shall constitute surrender of the Notes or other debt securities pertaining to such global certificate for purposes of this provision. No distribution of property hereunder shall be made to or on behalf of any such holder unless and until such Certificate is received by the Disbursing Agent or the respective Indenture Trustee, or evidence of the loss, theft, mutilation or destruction of such Certificate is established to the reasonable satisfaction of the Disbursing Agent or the respective Indenture Trustee. Any such holder who fails to (a) surrender or cause to be surrendered such Certificate, or (b) execute and deliver an affidavit of loss, theft, mutilation or destruction and indemnity to the reasonable satisfaction of the Disbursing Agent or the respective Indenture Trustee prior to the second anniversary of the Effective Date, (i) shall be deemed to have forfeited all rights and Claims or interests in respect of such Certificate, (ii) shall not participate in any distribution hereunder, and (iii) all property in respect of such forfeited distribution, including interest accrued thereon, shall be distributed Pro Rata to and among holders of the same securities, and in accordance with legal rights and priorities of, those holders who properly surrendered such Certificates pursuant to the Plan.

8.3.7. Registration of Certain Reorganized Federal-Mogul Securities. On the Effective Date, Reorganized Federal-Mogul shall execute and deliver registration rights agreements substantially in the form set forth in Exhibit 8.3.7 hereto obligating Reorganized Federal-Mogul to register for resale, to the extent required by federal and state securities laws, the Reorganized Federal-Mogul Common Stock, the Reorganized Federal-Mogul Junior Secured PIK Notes and the Warrants under the Securities Act of 1933 in accordance with the terms set forth in such registration rights agreements. The holders of Reorganized Federal-Mogul Common Stock, Reorganized Federal-Mogul Junior Secured PIK Notes and Warrants entitled to enter into such registration rights agreements are those that (i) are issued 10% or more of the Reorganized Federal-Mogul Common Stock, (ii) would otherwise qualify as an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code or (iii) reasonably request to do so.

8.3.8. Transfer Restrictions. On the Effective Date, Reorganized Federal-Mogul, the Trust and certain Noteholders shall enter into a Lockup Agreement substantially in the form set forth in Exhibit 8.3.8 hereto. The Trust and such Noteholders shall be bound by certain restrictions on transfer of their shares of Reorganized Federal-Mogul Common Stock as set forth in such Lockup Agreement.

8.3.9. Certificate Of Incorporation and Bylaws. The Certificate of Incorporation of Reorganized Federal-Mogul shall, as of the Effective Date, be amended in its entirety substantially in the form set forth in Exhibit 8.3.9(1) hereto, and the Bylaws of Reorganized Federal-Mogul shall be amended in their entirety substantially in the form set forth in Exhibit 8.3.9(2) hereto. Consistent with Section 1123(a)(6) of the Bankruptcy Code, the amended Certificate of Incorporation of Reorganized Federal-Mogul shall, among other things, prohibit the issuance of non-voting equity securities. The amended Certificate of Incorporation of Reorganized Federal-Mogul shall provide that the board of directors of Reorganized Federal-Mogul shall consist of seven members, that the holders of Reorganized Federal-Mogul Class A Common Stock shall initially be entitled to nominate four directors and the holders of Reorganized Federal-Mogul Class B Common Stock shall initially be entitled to nominate three directors. Additionally, the amended Certificate of Incorporation shall provide that certain major transactions by Reorganized Federal-Mogul shall require the approval of a majority of both the directors elected by the holders of Reorganized Federal-Mogul Class A Common Stock and the directors elected by the holders of Reorganized Federal-Mogul Class B Common Stock.

8.3.10. Initial Board of Directors of Reorganized Federal-Mogul. On and after the Effective Date, the business and affairs of Reorganized Federal-Mogul shall become the general responsibility of its board of directors, subject to, and in accordance with, the Certificate of Incorporation and the Bylaws of Reorganized Federal-Mogul. The initial board of directors shall consist of the seven individuals identified in Exhibit 8.3.10 hereto.

8.3.11. New Employment Agreements. The New Employment Agreements shall be implemented by Reorganized Federal-Mogul on the Effective Date and shall become binding, effective and operative as of the Effective Date.

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8.4. Ownership and Management of Affiliated Debtors

8.4.1. Except as provided in 8.4.2 below, from and after the Effective Date, each Debtor shall retain its Equity Interest in any other Debtor. The boards of directors of the Affiliated Debtors shall be established by Reorganized Federal-Mogul. The initial boards of directors for the Affiliated Debtors are set forth in Exhibit 8.4.1 hereto.

8.4.2. On the Effective Date, all outstanding common stock of Debtor Federal-Mogul Piston Rings, Inc. and any other equity securities in, or claims of entitlement to, or rights attached to the ownership of, any equity securities of Federal-Mogul Piston Rings, Inc., shall be deemed cancelled and of no further force or effect. The holders of such cancelled securities, rights or claims shall not receive or retain under the Plan any property on account thereof or on account of the cancellation thereof. On the Effective Date, Reorganized Federal-Mogul Piston Rings, Inc. shall issue 1,000 shares of Reorganized Federal-Mogul Piston Rings, Inc. common stock and shall distribute such shares to Reorganized Federal-Mogul Powertrain, Inc., on account of the Noteholder Claims and as the deemed transferee of the holders of Allowed Class 2D Noteholder Claims, as provided in Section 3.2.4 of the Plan.

8.5. Dissolution Of Inactive Debtor Subsidiaries. On or subsequent to the Effective Date, in the discretion of the new board of directors, Reorganized Federal-Mogul, or the applicable parent company, may take such actions as may be necessary or appropriate to effect the liquidation, dissolution, winding-up, striking off, or other disposition, if any, of some or all of the Inactive Debtor Subsidiaries.

8.6. Corporate Action. All matters provided for under the Plan involving the corporate structure of the Debtors, or any corporate action to be taken by, or required of the Debtors, shall be deemed to have occurred and be effective as provided herein, and shall be authorized and approved in all respects without any requirement for further action or vote by the stockholders or directors of any of such entities.

8.7. Vesting of Assets. On the Effective Date, all property of the estate of each Debtor shall revest in the applicable Reorganized Debtor free and clear of all Claims, Liens, encumbrances and other interests, except as provided in the Plan and the Confirmation Order. As of the Effective Date, each Reorganized Debtor may operate its business, and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order.

8.8. Preservation of Rights Of Action. Except for the Trust Causes of Action and except as provided in Section 11.5 of the Plan or as otherwise provided in the Plan or the Confirmation Order, the Reorganized Debtors shall retain and have the exclusive right, in their sole discretion, to enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all claims, rights, causes of action, suits and proceedings, including rights and causes of action arising under the Bankruptcy Code which are commenced prior to the closing of the Reorganization Cases, that the Debtors or their Estates may hold against any Entity. Notwithstanding any other provision of the Plan to the contrary and without limiting the foregoing, the Reorganized Debtors, with the consent of the Trustees, may retain, prosecute and enforce any Asbestos Insurance Action in their own name, for the benefit of the Trust and the holders of Asbestos Personal Injury Claims, provided that any costs and expenses to be incurred by the Reorganized Debtors in any such Asbestos Insurance Action shall be reimbursed to the Reorganized Debtors by the Trust as Trust Expenses as soon as practically possible.

8.9. Setoffs. Each Reorganized Debtor (or the Trust to the extent it pertains to an Asbestos Personal Injury Claim) may, pursuant to the applicable provisions of the Bankruptcy Code, the IA 1986 or applicable non-bankruptcy law, setoff against any applicable Allowed Claim (before any distribution is made on account of such Claim) any and all claims, rights, causes of action, debts or liabilities of any nature that the applicable Reorganized Debtor (or the Trust to the extent it pertains to an Asbestos Personal Injury Claim) may hold against the holder of such Allowed Claim; provided, however, that the failure to effect such a setoff shall not constitute a waiver or release of any such claims, rights, causes of action, debts or liabilities.

8.10. Reorganized Federal-Mogul Secured Term Loan Agreement. On the Effective Date Reorganized Federal-Mogul, as borrower, the other Reorganized U.S. Debtors and F-M UK Holding Limited, as guarantors, the holders of Class 1B Bank Claims, as lenders, and JPMorgan Chase Bank, as Administrative Agent for the lenders, shall become parties to the Reorganized Federal-Mogul Secured Term Loan Agreement regardless of whether any such party actually executes the Reorganized Federal-Mogul Secured Term Loan Agreement. The Reorganized Federal-Mogul Secured Term Loan Agreement shall provide for, among other things, the issuance to the holders of Allowed Class 1B Bank Claims, in

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accordance with each such holder’s previously existing rights under the Bank Credit Agreement, of term loans in the principal amount of $1,303,897,117.90 (as adjusted as of the Effective Date to convert any foreign currencies to U.S. dollars) plus the amount of any draws prior to the Effective Date on letters of credit outstanding under the Bank Credit Agreement (but excluding draws prior to the Effective Date on letters of credit outstanding under the Tranche C Loans portion of the DIP Facility), repayable in periodic installments maturing six and a half years after the Effective Date, at a rate of interest based on rates in the London interbank market or, at Reorganized Federal-Mogul’s option, an alternate base rate. The obligations of the Reorganized U.S. Debtors with respect to the Reorganized Federal-Mogul Secured Term Loan Agreement shall be secured by Liens on substantially all domestic assets of the Reorganized U.S. Debtors and on 65% of the equity in the first tier foreign subsidiaries owned by the Reorganized U.S. Debtors and Reorganized F-M UK Holding Limited. Except as otherwise provided in the Reorganized Federal-Mogul Secured Term Loan Agreement, such Liens shall be junior only to the Liens securing the Exit Facilities and the portion, if any, of the Tranche C Loans restructured pursuant to Section 2.2 of the Plan, and shall be pari passu with the Liens that secure the Secured Surety Notes, if any.

8.11. Issuance of Reorganized Federal-Mogul Junior Secured PIK Notes. On the Effective Date, Reorganized Federal-Mogul shall issue and distribute to the PIK Notes Trustee, on behalf of all holders of Class 1B Bank Claims, and for ultimate distribution to each such holder in accordance with such holder’s previously existing rights under the Bank Credit Agreement, the Reorganized Federal-Mogul Junior Secured PIK Notes. The Federal-Mogul Junior Secured PIK Notes shall have an aggregate original principal amount of $300,000,000.00, shall mature on the eleventh anniversary of the Effective Date and shall bear interest at a fixed rate, initially payable partially in cash and partially in kind. The obligations of Reorganized Federal-Mogul with respect to the Reorganized Federal-Mogul Junior Secured PIK Notes shall be secured by Liens on substantially all domestic assets of the Reorganized U.S. Debtors and on 65% of the equity in foreign subsidiaries owned by the Reorganized U.S. Debtors and Reorganized F-M UK Holding Limited. Except as otherwise provided in the indenture for the Reorganized Federal-Mogul Junior Secured PIK Notes, such Liens shall be junior only to the Liens securing the Exit Facilities, the portion, if any, of the Tranche C Loans restructured pursuant to Section 2.2 of the Plan, the Reorganized Federal-Mogul Secured Term Loan Agreement and the Secured Surety Notes, if any, and shall be pari passu with the Liens securing the Junior Secured Surety PIK Notes, if any.

8.12. Exit Facilities. On the Effective Date, Reorganized Federal-Mogul shall enter into the Exit Facilities. The proceeds of the Exit Facilities shall be used to (a) repay obligations under the DIP Facility on the Effective Date, (b) make cash payments required under the Plan and/or (c) provide working capital for the business operations and general corporate purposes of the Reorganized Debtors.

8.13. Issuance of Secured Surety Notes, Junior Secured Surety PIK Notes and Related Guarantees. If and to the extent required under Section 3.1.3 of the Plan, Reorganized Federal-Mogul shall issue the Secured Surety Notes and Junior Secured Surety PIK Notes. If and as required under the applicable Surety Claims treatment sections of the Plan, and if the applicable guarantees or liens are not avoided as a result of the Avoidance Litigation, the Reorganized Debtors that were parties to any guarantee with any of the Sureties relating to the CCR Surety Bonds and that pledged any of their assets to secure their obligations under such agreements shall issue guarantees of Reorganized Federal-Mogul’s obligations under the Secured Surety Notes and Junior Secured Surety PIK Notes, if any, and grant Liens in favor of the Sureties to collateralize such guarantees on the same or substantially all of the collateral that secured their prepetition obligations under their respective agreements with the Sureties. The Liens securing the obligations under the Secured Surety Notes shall be pari passu with the Liens securing the Reorganized Federal-Mogul Secured Term Loan Agreement, and the Liens securing the Junior Secured Surety PIK Notes shall be pari passu with the Liens securing the Reorganized Federal-Mogul Junior Secured PIK Notes.

8.14. Effectuating Documents And Further Transactions. The Chief Executive Officer, President, or any Vice President of each Debtor shall be authorized to execute, deliver, file or record such contracts, instruments, releases and other agreements or documents and take or direct such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

8.15. Distributions Under the Plan

8.15.1. General Matters. The Disbursing Agent shall make all distributions required under the Plan (other than distributions to holders of Asbestos Personal Injury Claims). Distributions shall be made on the Distribution Date

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(unless otherwise provided herein or ordered by the Bankruptcy Court) with respect to all Claims except Asbestos Personal Injury Claims. Distributions with respect to Asbestos Personal Injury Claims shall be made in accordance with the Asbestos Personal Injury Trust Distribution Procedures. Distributions to be made on the Distribution Date shall be deemed actually made on the Distribution Date if made either (a) on the Distribution Date or (b) as soon as practicable thereafter, but in no event later than ten Business Days after the Distribution Date, except as otherwise provided for herein, or except as may be ordered by the Bankruptcy Court. Except where the Plan contemplates deferred payment or delivery of property or securities, payments to be made by the Disbursing Agent pursuant to the Plan shall be made in Cash or by check drawn on a domestic bank or by wire transfer from a domestic bank.

8.15.2. Withholding Of Taxes. The Disbursing Agent or the Trust, as applicable, shall withhold from any assets or property distributed under the Plan any assets or property which must be withheld for foreign, federal, state and local taxes payable with respect thereto or payable by the Person entitled to such assets to the extent required by applicable law.

8.15.3. Allocation of Consideration. To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, for tax purposes, be allocated to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

8.15.4. Unclaimed Property. Except as provided in Section 8.3.4 of the Plan with respect to distributions of Reorganized Federal-Mogul Class A Common Stock to or for the benefit of Noteholders, and Sections 8.3.3 and 8.10 of the Plan with respect to distributions on account of Bank Claims, any Cash, assets, and other property to be distributed under the Plan, but excluding any distributions from the Trust, that remain unclaimed (including by an Entity’s failure to negotiate a check issued to such Entity) or otherwise not deliverable to the Entity entitled thereto before the later of (a) one year after the Distribution Date, or (b) six months after an order allowing such Entity’s Claim becomes a Final Order, shall become vested in, and shall be transferred to, the applicable Reorganized Debtor whose Estate owed or paid the Claim, notwithstanding state or other escheat or similar laws to the contrary. In such event, such Entity’s Claim shall no longer be deemed to be Allowed and such Entity shall be deemed to have waived its rights to such payments or distributions under the Plan pursuant to Section 1143 of the Bankruptcy Code, shall have no further Claim in respect of such distribution and shall not participate in any further distributions under the Plan with respect to such Claim.

8.15.5. Transfer Taxes. Pursuant to Section 1146 of the Bankruptcy Code, and to the fullest extent permitted by law, no stamp tax, transfer tax or other similar tax shall be imposed or assessed by any taxing authority on account of (i) the issuance, transfer or exchange of any securities issued under the Plan; (ii) the transfer of any assets or property pursuant to the Plan, or (iii) the making or delivery of an instrument of transfer under the Plan.

8.15.6. Indenture Trustee Compensation. The Indenture Trustees shall receive reasonable compensation and reimbursement of actual and necessary expenses pursuant to the Indentures and pursuant to the procedures set forth herein.

8.15.6.1. Not later than five (5) days after the Confirmation Date, the Indenture Trustees shall submit to Reorganized Federal-Mogul reasonably detailed statements of the fees and expenses incurred by the Indenture Trustees through such date along with any estimated fees and expenses for services to be rendered after such date in effectuating the distribution of Reorganized Federal-Mogul Class A Common Stock to the Noteholders and the surrender and cancellation of the Notes as contemplated by the Plan (the “Statements”).

8.15.6.2. Reorganized Federal-Mogul shall pay all undisputed Statements submitted by the Indenture Trustees in Cash on the Effective Date. If Reorganized Federal-Mogul disputes any Statement, Reorganized Federal-Mogul shall notify the applicable Indenture Trustee of the basis for the dispute in writing on or prior to ten (10) days after the Effective Date. Such notice shall also set forth the amount Reorganized Federal-Mogul believes is due and owing, if any, to the applicable Indenture Trustee. If the applicable Indenture Trustee and Reorganized Federal-Mogul thereafter reach an agreement with regard to the disputed Statement, Reorganized Federal-Mogul shall promptly pay the agreed-upon amount to the applicable Indenture Trustee. If the parties are unable to reach an agreement as to any disputed Statement, the applicable Indenture Trustee shall file a request for allowance and payment of an Administrative Expense with the Bankruptcy Court on or before thirty (30) days after the Effective Date (the “Request”). If no Request is filed by such date, the applicable Indenture Trustee shall be deemed to have consented to the amount of fees and expenses agreed to by Reorganized Federal-Mogul. Reorganized Federal-Mogul shall be given

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notice and an opportunity to respond to any and all Requests. Upon the entry of a Final Order with respect to any Request, Reorganized Federal-Mogul shall pay the applicable Indenture Trustee the amount allowed in such Final Order in Cash.

8.15.6.3. Upon payment of the Indenture Trustees’ fees and expenses in accordance with the foregoing paragraphs, the charging liens of the Indenture Trustees upon distributions to the Noteholders, if any, will be discharged.

8.15.7. Record Ownership Date. Only Persons who hold Notes, Convertible Subordinated Debentures or Equity Interests of record as of the Record Date will be entitled to receive distributions payable on account of such Claims or Equity Interests under the Plan. The Disbursing Agent and any transfer or distribution agent shall be entitled to treat the record holder of a registered security as the sole holder of any Equity Interest evidenced thereby for purposes of all notices, payments or distributions under the Plan. No notice of any transfer of any such security shall be binding on the Disbursing Agent or any transfer or distribution agent unless such transfer has been properly registered in accordance with the provisions of the governing indenture or agreement at least ten Business Days prior to any Distribution Date. If there is any dispute regarding the identity of the Entity entitled to receive a distribution in respect of a Claim or Equity Interest under the Plan, no distribution need be made in respect of such Claim or Equity Interest until such dispute has been resolved.

8.15.8. Transfer of Claim. In the event that the holder of any Claim shall transfer such Claim on or after the Effective Date, it shall immediately advise the Disbursing Agent or the Trust, as the case may be, in writing of such transfer. The Disbursing Agent or the Trust, as the case may be, shall be entitled to assume that no transfer of any Claim has been made by any holder unless and until written notice of a transfer has been actually received by the Disbursing Agent or the Trust. Each transferee of any Claim shall take such Claim subject to the provisions of the Plan, and, except as provided in a notice of transfer, the Disbursing Agent or the Trust, as the case may be, shall be entitled to assume conclusively that the transferee named in any notice of transfer shall thereafter be vested with all rights and powers of the transferor of such Claim. The provisions of this Section 8.15.8 shall not apply to holders or transferees of Bank Claims or Noteholder Claims.

8.15.9. Cash Payments. Cash payments on account of Allowed Claims of creditors of the U.S. Debtors located in the United States of America shall be paid in U.S. dollars. Cash payments on account of Allowed Claims of creditors of the U.S. Debtors located outside the United States of America, and cash payments on account of Allowed Claims of the U.K. Debtors, shall be paid under the currency in which the Claim is denominated in the invoice or under the currency in which the Claim is otherwise payable under applicable non-bankruptcy law.

8.16. The Administrators, Possible Marketing Procedures with Respect to Certain U.K. Businesses/Assets and Claims Against and Equity Interests in the U.K. Debtors.

8.16.1. Efforts to Reach Agreement with the Administrators. The Administrators have not agreed to recommend the Schemes of Arrangement and Voluntary Arrangements that parallel the Plan. The Plan Proponents, however, are working towards an agreement with the Administrators to recommend parallel Schemes of Arrangement and Voluntary Arrangements. Alternatively, if such an agreement cannot be achieved, the Plan Proponents will work towards an agreement on Consensual Marketing Procedures with the Administrators to retain those U.K. businesses that are valuable to Federal-Mogul Corporation and its customers and to jointly market those U.K. businesses that are not valuable to Federal-Mogul Corporation and its customers (this process is similar to what Federal-Mogul Corporation has been doing for several years now as it integrates the acquisitions that it has accomplished over the last several years).

8.16.2. Directions to the Administrators. In case negotiations with the Administrators to reach an agreement as set forth in Section 8.16.1 above do not result in a consensual resolution, the Plan Proponents are, contemporaneously with soliciting votes on the Plan and conducting such negotiations with the Administrators, implementing the procedures described in Sections 6.6 and 8.1.1 of the Plan so as to be able, if necessary, to direct the Administrators to recommend the parallel Schemes of Arrangement and Voluntary Arrangements or discharge the U.K. administration proceedings.

8.16.3. Non-Consensual Marketing Procedures. If the Plan Proponents are not able to reach agreement with the Administrators either to recommend parallel Schemes of Arrangement and Voluntary Arrangements or on Consensual Marketing Procedures as discussed in Section 8.16.1 above, and if the efforts to direct the Administrators to recommend

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the parallel Schemes of Arrangement and Voluntary Arrangements or discharge the U.K. administration proceedings as set forth in Section 8.16.2 above are not successful, then Federal-Mogul Corporation shall bid for those U.K. businesses and assets that are valuable to Federal-Mogul Corporation and its customers. Additionally, Federal-Mogul Corporation and any actual or deemed transfer of businesses and/or assets to Federal-Mogul Corporation in connection therewith shall be entitled to the benefits and protections of the Injunctions and other provisions of the Plan, including, without limitation, the injunction pursuant to Section 524(g) of the Bankruptcy Code, and any and all Claims and Demands against Federal-Mogul Corporation and its Affiliates relating to such businesses and assets shall be channeled to the Trust to the extent set forth and in accordance with Article IV of the Plan. Any remaining assets shall be liquidated. If Federal-Mogul Corporation is not the successful bidder, the Injunctions and other protective provisions of the Plan shall not apply to the purchaser of any such assets and Claims and Demands against such purchaser shall not be transferred and channeled to the Trust.

8.16.4. Distributions on Account of Claims Against and Equity Interests in U.K. Debtors. In the event that Federal-Mogul Corporation bids and purchases some or all of the assets or businesses of the U.K. Debtors as provided in Section 8.16.3 above, then Federal-Mogul Corporation shall pay to the relevant U.K. Debtors only that portion of the bid that is to be distributed to holders of Claims against the U.K. Debtors other than holders of Asbestos Personal Injury Claims against the U.K. Debtors. In the event that the Non-Consensual Marketing Procedures set forth in section 8.16.3 above are implemented, then, notwithstanding anything to the contrary in the Plan, the holders of Claims against and Equity Interests in the U.K. Debtors, other than holders of Asbestos Personal Injury Claims, shall receive no distributions under the Plan, but instead shall receive any and all distributions on account of their respective Claims and/or Equity Interests pursuant to the U.K. administration proceedings in accordance with U.K. insolvency laws. Additionally, all of the Reorganized Federal-Mogul Class B Common Stock will, as provided in the Plan, be delivered to the Trust to fund distributions to the holders of Asbestos Personal Injury Claims in accordance with the Plan and the Asbestos Personal Injury Trust Distribution Procedures. If, however, Federal-Mogul Corporation is required to pay the full amount of its bid to the relevant U.K. Debtors, then all distributions to be paid to the holders of Asbestos Personal Injury Claims in, or arising out of, the U.K. administration proceedings shall be paid to the Trust and the Trust shall remit all such recoveries (other than insurance recoveries) to Federal-Mogul Corporation or Reorganized Federal-Mogul, as applicable. Any other distributions which are available to be paid to the holders of Asbestos Personal Injury Claims in, or arising out of, the U.K. administration proceedings shall also be paid to the Trust and the Trust shall also remit all such recoveries (other than insurance recoveries) to Federal-Mogul Corporation or Reorganized Federal-Mogul, as applicable. Neither the Hercules Policy Expiry Date nor the EL Coverage Expiry Date shall occur until all such distributions have been made. Additionally, notwithstanding anything to the contrary in this Plan, in the event the non-consensual marketing procedures set forth in this Section 8.16 of the Plan are implemented and Federal-Mogul Corporation is required to pay the full amount of any bid in connection therewith, neither the issuance of the Reorganized Federal-Mogul Class B Common Stock to the Trust nor any distributions made by the Trust to holders of Asbestos Personal Injury Claims against the U.K. Debtors shall relieve or otherwise limit the obligations of the U.K. Debtors on account of such Claims in the U.K. administration proceedings or any subsequent insolvency proceedings under applicable U.K. law.

8.16.5. Affiliate Claims Against the U.K. Debtors. If the Plan Proponents do not reach an agreement with the Administrators as set forth in 8.16.1 above and the procedures set forth in Sections 6.6 and 8.1.1 of the Plan do not result in approval of the Schemes of Arrangement and/or Voluntary Arrangements for the U.K. Debtors, then the U.S. Debtors shall assert any and all Affiliate Claims against the U.K. Debtors, including, without limitation, claims for reimbursement, indemnification and/or contribution with respect to Asbestos Personal Injury Claims, in the U.K. administration proceedings.

8.17. Distributions to Holders of Unsecured Claims Against U.S. Debtors and F-M UK Holding Limited. In the event that the total amount of Allowed Unsecured Claims against the U.S. Debtors and FM U-K Holding Limited is determined by the Plan Proponents or by the Reorganized Debtors, as applicable, to be in excess of $258.0 million, then the amount of the Cash distributions to holders of Allowed Unsecured Claims against such Debtors will be adjusted so that each such holder will receive, on account of its Allowed Unsecured Claim, total Cash payments equal to such holder’s Pro Rata portion of $90.3 million. In the event the Claims allowance and reconciliation process for Unsecured Claims against the U.S. Debtors and F-M UK Holding Limited is not completed on or prior to the second anniversary of the Distribution Date, then Reorganized Federal-Mogul shall make a determination as to whether it is likely that such Claims will exceed $258.0 million. If it is determined that such Claims will exceed $258.0 million, then Reorganized Federal-Mogul shall adjust all remaining payments to be made on account of such Claims so that the holders of such Claims will receive a Pro Rata portion

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of $90.3 million and Reorganized Federal-Mogul shall take any and all necessary steps to facilitate the distributions in accordance with this Section 8.17 including, without limitation, setting reasonable reserves, if necessary, and withholding portions of any distributions pending the completion of the Claims allowance and reconciliation process for the applicable Debtors.

8.18. Implementation of Federal-Mogul Bradford Limited Plan. The Plan, as it relates to Federal-Mogul Bradford Limited (“Bradford”), will be implemented in part pursuant to an agreement dated as of December 17, 2003, by and among T&N Limited, Bradford, the T&N Administrators, the Bradford Administrators, Federal-Mogul Gorzyce, S.A. (“F-M Gorzyce”) and Federal-Mogul Holding Deutschland GmbH, which agreement provides for (i) the lease of certain of Bradford’s plant, tooling and machinery and (ii) the license of certain of Bradford’s know-how utilized in its piston-manufacturing operations to F-M Gorzyce, a non-Debtor Affiliate of the Debtors located in Poland. That agreement further provides for the sale of such leased and licensed assets, together with Bradford’s customer goodwill, to F-M Gorzyce pursuant to a purchase option to be exercised by F-M Gorzyce through the Plan, pursuant to Section 524(g)(3)(A)(ii) of the Bankruptcy Code. Accordingly, the Confirmation Order shall provide that F-M Gorzyce shall exercise the purchase option described in this paragraph as part of the implementation of the Plan and that pursuant to Section 524(g)(3)(A)(ii) of the Bankruptcy Code F-M Gorzyce shall have no liability with respect to any Asbestos Personal Injury Claim or Demand that may be made against it by reason of its status as the transferee of and/or successor to the assets of Bradford.

8.19. Objections to Claims. After the Effective Date, only the applicable Reorganized Debtor against whose Estate a Claim was filed or deemed filed, or the Trust in the case of Asbestos Personal Injury Claims, may object to the allowance of any Claim, except that the Unsecured Creditors Committee, the Asbestos Claimants Committee and the Future Claimants Representative shall also have standing and capacity to object to (i) the Administrative Expense Claims of professionals employed or retained in these Reorganization Cases and (ii) the Secured or unsecured Surety Claims. After the Effective Date, the applicable Reorganized Debtor against whose Estate a Claim was filed or deemed filed, or the Trust in the case of Asbestos Personal Injury Claims, shall be accorded the power and authority to allow or settle and compromise any Claim, except for the Administrative Expense Claims of professionals employed by or on behalf of the Estates, without notice to any other party or approval of or notice to the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, and except as to any (a) late-filed Claims, or (b) Asbestos Personal Injury Claims, all objections to Claims against the U.S. Debtors shall be filed with the Bankruptcy Court on or before six months following the Effective Date. Objections to late-filed Claims against the U.S. Debtors shall be filed not later than the later of (a) six months following the Effective Date or (b) sixty (60) days after the Reorganized Debtor receives actual notice of the filing of such Claim. Objections to Asbestos Personal Injury Claims shall be handled by the Trust in accordance with the Asbestos Personal Injury Trust Distribution Procedures.

8.20. Release by Dan=Loc Group. On the Effective Date, each of the Dan=Loc Deed of Special Indemnity and the Dan=Loc Deed of Guarantee shall be deemed terminated by agreement and the Dan=Loc Group shall release any and all Claims, obligations and liabilities (including, but not limited to, Environmental Claims) whatsoever against any and all of the Debtors, their non-Debtor Affiliates and the Released Parties (i) under the Deed of Special Indemnity, (ii) under the Deed of Guarantee (iii) or otherwise, except that Asbestos Property Damage Claims against the Debtors that the Dan=Loc Group had under the Dan=Loc Deed of Special Indemnity and Dan=Loc Deed of Guarantee as of the Petition Date shall, to the extent that any such Claims are Allowed, be treated as Unsecured Claims under the Plan. In addition to releasing any Environmental Claims against the Debtors, Dan=Loc is also waiving and releasing any and all claims against four non-Debtor Affiliates that are parties to the 1997 Dan=Loc Asset Purchase Agreement.

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ARTICLE IX

INJUNCTIONS, RELEASES AND DISCHARGE

9.1. Discharge

9.1.1. Discharge of Claims and Termination of Interests

(a) As of the Effective Date, except as provided in the Plan or the Confirmation Order, the distributions and rights afforded under this Plan and the treatment of Claims and Interests under this Plan shall be in exchange for, and in complete satisfaction, discharge and release of, all Claims and satisfaction and termination of all Interests, including any interest accrued on Claims from and after the Petition Date. Accordingly, except as otherwise provided in the Plan or the Confirmation Order, Confirmation of the Plan shall, as of the Effective Date (i) discharge the Debtors from all Claims or other debts that arose before the Effective Date, and all debts of the kind specified in Sections 502(g) or 502(i) of the Bankruptcy Code, whether or not (x) a proof of claim based on such debt is filed or deemed filed pursuant to Section 501 of the Bankruptcy Code, (y) a Claim based on such debt is Allowed pursuant to Section 502 of the Bankruptcy Code, or (z) the holder of a Claim based on such debt has accepted the Plan; and (ii) satisfy, terminate or cancel all Interests and other rights of equity security holders in the Debtors.

(b) As of the Effective Date, except as provided in the Plan or the Confirmation Order, all Persons shall be precluded from asserting against the Debtors or the Reorganized Debtors, or their respective successors or property, any other or further Claims, Demands, debts, rights, causes of action, liabilities or equity interests based upon any act, omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date. In accordance with the foregoing, except as provided in the Plan or the Confirmation Order, the Confirmation Order shall constitute a judicial determination, as of the Effective Date, of the discharge of all such Claims and other debts and liabilities of the Debtors, pursuant to Sections 524 and 1141 of the Bankruptcy Code, and such discharge shall void and extinguish any judgment obtained against the Debtors or the Reorganized Debtors at any time, to the extent such judgment is related to a discharged Claim.

9.1.2. Discharge Injunction

(a) Except as provided in the Plan or the Confirmation Order, as of the Effective Date, all Persons that hold, have held, or may hold a Claim, Demand or other debt or liability that is discharged, or an Interest or other right of an equity security holder that is terminated pursuant to the terms of the Plan, are permanently enjoined from taking any of the following actions on account of, or on the basis of, such discharged Claims, debts or liabilities, or terminated Interests or rights: (i) commencing or continuing any action or other proceeding against the Debtors, the Reorganized Debtors, the Trust or their respective property; (ii) enforcing, attaching, collecting or recovering any judgment, award, decree or order against the Debtors, the Reorganized Debtors, the Trust or their respective property; (iii) creating, perfecting or enforcing any lien or encumbrance against the Debtors, the Reorganized Debtors, the Trust or their respective property; (iv) asserting any setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due the Debtors, the Reorganized Debtors, the Trust or their respective property; and (v) commencing or continuing any judicial or administrative proceeding, in any forum, that does not comply with or is inconsistent with the provisions of the Plan.

(b) Except as provided in the Plan or the Confirmation Order, as of the Effective Date all Persons that hold, have held, or may hold a Claim, Demand, or other debt, right, cause of action or liability that is released pursuant to the provisions of the Plan are permanently enjoined from taking any of the following actions on account of or based upon such released Claims, Demands, debts, rights, causes of action or liabilities: (i) commencing or continuing any action or other proceeding against the Released Parties or their respective property; (ii) enforcing, attaching, collecting or recovering any judgment, award, decree or order against the Released Parties or their respective property; (iii) creating, perfecting or enforcing any lien or encumbrance against the Released Parties or their respective property; (iv) asserting any setoff, right of subrogation or recoupment of any kind against any debt, liability or obligation due the Released Parties or against their respective property; and (v) commencing or continuing any judicial or administrative proceeding, in any forum, that does not comply with or is inconsistent with the provisions of the Plan.

9.2. Releases

9.2.1. Releases by Debtors and Estates. Except as otherwise expressly provided in the Plan or the Confirmation Order, on the Effective Date the Reorganized Debtors on their own behalf and as representatives of their respective

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estates, release unconditionally, and are hereby deemed to release unconditionally, each and all of (i) the Debtors’ and their non-Debtor Affiliates’ officers and directors who were serving in such capacity on or after the Petition Date, (ii) the attorneys, accountants, investment bankers, restructuring consultants and financial advisors of each of the Debtors (but specifically excluding Rothschild Inc.), (iii) the holders of Noteholder Claims, the holders of Bank Claims, and the Administrative Agent and their respective attorneys, accountants, investment bankers and advisers of and from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities of any nature whatsoever (including, without limitation, those arising under the Bankruptcy Code), whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, or otherwise, based in whole or in part upon any act, omission, transaction, event or other occurrence taking place before the Petition Date in connection with the Debtors or any of them, or their respective property. The releases contained in this Section shall not apply to or otherwise affect the obligations of any of Debtors’ officers or directors to repay loans or advances of money or other property owed to the Debtors or their Estates.

9.2.2. Releases by Holders of Claims and Interests. Except as otherwise expressly provided in the Plan or the Confirmation Order, on the Effective Date each holder of a Claim or Interest that has voted to accept the Plan, shall be deemed to have unconditionally released each and all of (i) the non-Debtor Affiliates, (ii) the Debtors’ and their non-Debtor Affiliates’ officers and directors who were serving in such capacity on or after the Petition Date, (iii) the attorneys, accountants, investment bankers, restructuring consultants and financial advisors of each of the Debtors (but specifically excluding Rothschild Inc.) and (iv) the holders of Noteholder Claims, the holders of Bank Claims and the Administrative Agent and their respective successors, attorneys, accountants, investment bankers and advisers of and from any and all claims, obligations, suits, judgments, damages, rights, causes of action and liabilities of any nature whatsoever (including, without limitation, those arising under the Bankruptcy Code), whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, or otherwise, based in whole or in part upon any act, omission, transaction, event or other occurrence taking place before the Petition Date in connection with the Debtors or any of them, or their respective property; provided, however, that each holder of a Claim or Interest that has voted on the Plan may elect, by checking the appropriate box on its Ballot, not to grant the releases set forth in this Section 9.2.2.

9.3. The Supplemental Injunction, The Third Party Injunction and The Asbestos Insurance Entity Injunction. In order to supplement the injunctive effect of the Discharge Injunction, and pursuant to Sections 524(g) and 105(a) of the Bankruptcy Code, the Confirmation Order shall provide for the following injunctions to take effect as of the Effective Date.

9.3.1. Supplemental Injunction

(a) Terms. In order to preserve and promote the settlements contemplated by and provided for in the Plan, and to supplement, where necessary, the injunctive effect of the discharge as provided in Sections 1141 and 524 of the Bankruptcy Code and as described in this Article, and further pursuant to the exercise of the equitable jurisdiction and power of the Bankruptcy Court under Sections 524(g) and 105(a) of the Bankruptcy Code, all Entities which have held or asserted, which hold or assert or which may in the future hold or assert any claim, demand or cause of action (including, but not limited to, any Asbestos Personal Injury Claim, or any claim or demand for or respecting any Trust Expense) against the Released Parties (or any of them) based upon, attributable to, or arising out of any Claim, Demand, or Equity Interest, whenever and wherever arising or asserted, whether in the U.S., the U.K. or anywhere else in the world, whether sounding in tort, contract, warranty or any other theory of law, equity or admiralty, shall be permanently stayed, restrained and enjoined from taking any action for the purpose of directly or indirectly collecting, recovering or receiving payments or recovery with respect to any such claim, demand or cause of action, including, but not limited to:

(i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such claim, demand or cause of action against any of the Released Parties, or against the property of any Released Party;

(ii) enforcing, attaching, collecting or recovering, by any manner or means, any judgment, award, decree or order against any of the Released Parties or against the property of any Released Party with respect to any such claim, demand or cause of action;

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(iii) creating, perfecting or enforcing any Lien of any kind against any Released Party or the property of any Released Party with respect to any such claim, demand or cause of action;

(iv) except as otherwise provided in the Plan, asserting, implementing or effectuating any setoff, right of subrogation, indemnity, contribution or recoupment of any kind against any obligation due any Released Party or against the property of any Released Party with respect to any such claim, demand or cause of action; and

(v) taking any act, in any manner, in any place whatsoever, that does not conform to, or comply with, the provisions of the Plan, the Plan Documents or the Trust Documents relating to such claim, demand or cause of action.

(b) Reservations. Notwithstanding anything to the contrary in Section 9.3.1(a), this Supplemental Injunction shall not apply to or otherwise affect the assertion against the Released Parties of any claim, demand or cause of action that is not released pursuant to the provisions of Sections 9.2.1 or 9.2.2 of this Plan, and shall further not impair:

(i) the rights of holders of Asbestos Personal Injury Claims to assert such Asbestos Personal Injury Claims solely against the Trust or the Trust Assets in accordance with the Asbestos Personal Injury Trust Distribution Procedures;

(ii) the rights of holders of Asbestos Personal Injury Claims to assert such Asbestos Personal Injury Claims solely against Hercules-Protected Entities in accordance with Article IV of the Plan;

(iii) the rights of Entities to assert any Claim, debt, obligation or liability for payment of Trust Expenses solely against the Trust or the Trust Assets;

(iv) the rights of the Trust or the Reorganized Debtors to prosecute any Asbestos Insurance Action or any similar claim, cause of action or right of Reorganized T&N against the Hercules Insurers or of the Trust against the EL Insurers; or

(v) the rights of any Entity to assert an Asbestos Personal Injury Claim against a non-Debtor Affiliate where such Claim is based upon exposure to asbestos or asbestos-containing products resulting solely from the acts, conduct or omissions of such non-Debtor Affiliate.

(c) Bankruptcy Rule 3016 Compliance. The Plan Proponents’ compliance with the formal requirements of Bankruptcy Rule 3016(c) shall not constitute an admission that the Plan provides for an injunction against conduct not otherwise enjoined under the Bankruptcy Code.

9.3.2. Third Party Injunction

(a) Terms. In order to preserve and promote the settlements contemplated by and provided for in the Plan and agreements previously or concurrently approved by the Bankruptcy Court, and pursuant to the exercise of the equitable jurisdiction and power of the Bankruptcy Court under Sections 524(g) and 105(a) of the Bankruptcy Code, all Entities which have held or asserted, which hold or assert or which may in the future hold or assert any claim, demand or cause of action (including, but not limited to, any Asbestos Personal Injury Claim or Demand, or any claim or demand for or respecting any Trust Expense) against the Protected Parties (or any of them) based upon, attributable to, or arising out of any Asbestos Personal Injury Claim or Demand, whenever and wherever arising or asserted, whether in the U.S., the U.K. or anywhere else in the world, whether sounding in tort, contract, warranty or any other theory of law, equity or admiralty (a “Third Party Claim”), shall be permanently stayed, restrained and enjoined, from taking any action for the purpose of directly or indirectly collecting, recovering or receiving payments or recovery with respect to any such Third Party Claim, including, but not limited to:

(i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Third Party Claim against any Protected Party or against the property of any Protected Party with respect to any such Third Party Claim;

(ii) enforcing, attaching, collecting or recovering, by any manner or means, any judgment, award, decree or order against any Protected Party or against the property of any Protected Party with respect to any such Third Party Claim;

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(iii) creating, perfecting or enforcing any Lien of any kind against any Protected Party or the property of any Protected Party on the basis of such Third Party Claim;

(iv) commencing any action or other proceeding of any kind or enforcing, attaching, collecting or recovering, by any manner or means, any judgment, award, decree or order, with respect to a Third Party Claim against a Protected Party that pursuant to the Plan or after the Effective Date makes a loan to any of the Released Parties, or challenging, upsetting or impairing any Lien granted in connection with such loan by reason of any such Third Party Claim;

(v) except as otherwise provided in the Plan, asserting, implementing or effectuating any setoff, right of subrogation or contribution or recoupment of any kind against any obligation due any Protected Party or against the property of any Protected Party with respect to any such Third Party Claim; and

(vi) taking any act relating to such Third Party Claim in any manner, and in any place whatsoever, that does not conform to, or comply with, the provisions of the Plan, the Plan Documents or the Trust Documents.

(b) Reservations. Notwithstanding anything to the contrary in Section 9.3.2(a) above, this Third Party Injunction shall not impair:

(i) the rights of holders of Asbestos Personal Injury Claims to assert such Asbestos Personal Injury Claims solely against the Trust or the Trust Assets in accordance with the Asbestos Personal Injury Trust Distribution Procedures;

(ii) the rights of holders of Asbestos Personal Injury Claims to assert such Asbestos Personal Injury Claims solely against Hercules-Protected Entities in accordance with Article IV of the Plan;

(iii) the rights of Entities to assert any Claim, debt, obligation or liability for payment of Trust Expenses solely against the Trust or the Trust Assets;

(iv) the rights of the Trust or the Reorganized Debtors to prosecute any Asbestos Insurance Action or any similar claim, cause of action or right of Reorganized T&N against the Hercules Insurers or of the Trust against the EL Insurers; or

(v) the rights of any Entity to assert an Asbestos Personal Injury Claim against a non-Debtor Affiliate where such Claim is based upon exposure to asbestos or asbestos-containing products resulting solely from the acts, conduct or omissions of such non-Debtor Affiliate.

(c) Bankruptcy Rule 3016 Compliance. The Plan Proponents’ compliance with the formal requirements of Bankruptcy Rule 3016(c) shall not constitute an admission that the Plan provides for an injunction against conduct not otherwise enjoined under the Bankruptcy Code.

9.3.3. Asbestos Insurance Entity Injunction

(a) Purpose. In order to protect the Trust and to preserve the Trust Assets, pursuant to the equitable jurisdiction and power of the Bankruptcy Court under Section 105(a) of the Bankruptcy Code, the Bankruptcy Court shall issue the Asbestos Insurance Entity Injunction; provided, however, that (i) the Trust shall have the sole and exclusive authority at any time to terminate, or reduce or limit the scope of, the Asbestos Insurance Entity Injunction with respect to any Asbestos Insurance Company upon express written notice to such Asbestos Insurance Company; and (ii) the Asbestos Insurance Entity Injunction is not issued for the benefit of any Asbestos Insurance Company, and no Asbestos Insurance Company is a third-party beneficiary of the Asbestos Insurance Entity Injunction.

(b) Terms. Subject to the provisions of 9.3.3.(a) of this Plan, all Entities (excluding, however, the Trust, the Asbestos Insurance Companies and the Reorganized Debtors to the extent they are permitted or required to pursue claims relating to the Hercules Policy, any EL Policy, any Asbestos Insurance Actions and/or the Asbestos Insurance Action Recoveries) that have held or asserted, that hold or assert, or that may in the future hold or assert any Claim, Demand or cause of action (including any Asbestos Personal Injury Claim or Demand or any Claim or Demand for or respecting any Trust Expense) against any Asbestos Insurance Company based upon, attributable to, arising out of, or in any way connected with any such Asbestos Personal Injury Claim or Demand, whenever and wherever arising or asserted, whether in the U.S., the U.K. or anywhere else in the world, whether sounding in tort, contract,

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warranty, or any other theory of law, equity, or admiralty, shall be stayed, restrained, and enjoined from taking any action for the purpose of directly or indirectly collecting, recovering, or receiving payments, satisfaction, or recovery with respect to any such Claim, Demand, or cause of action including, without limitation:

(i) commencing, conducting, or continuing, in any manner, directly or indirectly, any suit, action, or other proceeding of any kind (including a judicial, arbitration, administrative, or other proceeding) in any forum with respect to any such Claim, Demand, or cause of action against any Asbestos Insurance Company, or against the property of any Asbestos Insurance Company, with respect to any such Claim, Demand, or cause of action;

(ii) enforcing, levying, attaching, collecting, or otherwise recovering, by any means or in any manner, whether directly or indirectly, any judgment, award, decree, or other order against any Asbestos Insurance Company, or against the property of any Asbestos Insurance Company, with respect to any such Claim, Demand, or cause of action;

(iii) creating, perfecting, or enforcing in any manner, directly or indirectly, any encumbrance against any Asbestos Insurance Company, or the property of any Asbestos Insurance Company, with respect to any such Claim, Demand, or cause of action; and

(iv) except as otherwise specifically provided in this Plan, asserting or accomplishing any setoff, right of subrogation, indemnity, contribution, or recoupment of any kind, directly or indirectly, against any obligation of any Asbestos Insurance Company, or against the property of any Asbestos Insurance Company, with respect to any such Claim, Demand or cause of action;

provided, however, that (a) the Asbestos Insurance Entity Injunction shall not impair in any way any actions brought by the Trust and/or the Reorganized Debtors against any Asbestos Insurance Company; (b) the Trust shall have the sole and exclusive authority at any time to terminate, or reduce or limit the scope of, the Asbestos Insurance Entity Injunction with respect to any Asbestos Insurance Company upon express written notice to such Asbestos Insurance Company; and (c) the Asbestos Insurance Entity Injunction is not issued for the benefit of any Asbestos Insurance Company, and no Asbestos Insurance Company is a third-party beneficiary of the Asbestos Insurance Entity Injunction.

(c) Reservations. Notwithstanding anything to the contrary above, this Asbestos Insurance Entity Injunction shall not enjoin:

(i) the rights of Entities to the treatment accorded them under this Plan, as applicable, including the rights of holders of Asbestos Personal Injury Claims to assert such Claims, as applicable, in accordance with the Asbestos Personal Injury Trust Distribution Procedures;

(ii) the rights of Entities to assert any claim, debt, obligation, cause of action or liability for payment of Trust Expenses against the Trust;

(iii) the rights of the Trust, and the Reorganized Debtors (to the extent permitted or required under this Plan) to prosecute any action based on or arising from the Asbestos Insurance Policies; and

(iv) the rights of the Trust, and the Reorganized Debtors to assert any claim, debt, obligation, cause of action or liability for payment against an Asbestos Insurance Company based on or arising from the Asbestos Insurance Policies.

9.4. Reservation Of Rights. Notwithstanding any other provision of the Plan to the contrary, the satisfaction, release and discharge and the Injunctions set forth in this Article IX, shall not be deemed or construed to satisfy, discharge, release or enjoin claims by the Trust, the Reorganized Debtors, or (subject to Article IV) any other Entity, as the case may be, against (a) the Trust for payment of Allowed Asbestos Personal Injury Claims in accordance with the Asbestos Personal Injury Trust Distribution Procedures, (b) the Trust for the payment of Trust Expenses, (c) any Asbestos Insurance Company that has not performed under an Asbestos Insurance Policy or an Asbestos Insurance Settlement Agreement, (d) the Hercules Insurers under the Hercules Policy or any settlement agreement with the Hercules Insurers relating to any Asbestos Personal Injury Claim, (e) the EL Insurers under any EL Policy or any settlement agreement with the EL Insurers relating to any Asbestos Personal Injury Claim, or (f) the issuer of a Supersedeas Bond or other assurance of payment with respect to an Allowed Bonded Asbestos Claim that has not performed thereunder.

9.5. Disallowed Claims And Disallowed Equity Interests. On and after the Effective Date, the Debtors and the Reorganized Debtors shall be fully and finally discharged of any and all liability or obligation on a disallowed Claim or a

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disallowed Equity Interest, and any Order disallowing a Claim or an Equity Interest which is not a Final Order as of the Effective Date solely because of an Entity’s right to move for reconsideration of such Order pursuant to Section 502 of the Bankruptcy Code or Bankruptcy Rule 3008 shall nevertheless become and be deemed to be a Final Order on the Effective Date. The Confirmation Order, except as otherwise provided herein, shall constitute an Order: (a) in relation to each U.S. Debtor, disallowing all Claims (other than Asbestos Personal Injury Claims) and Equity Interests to the extent such Claims and Equity Interests are not allowable under any provision of Section 502 of the Bankruptcy Code, including, but not limited to, time-barred Claims and Equity Interests, and Claims for unmatured interest and (b) in relation to each U.S. Debtor, disallowing or subordinating to all other Claims, as the case may be, any Claims for penalties, punitive damages or any other damages not constituting compensatory damages.

9.6. Exculpation. None of the Debtors, the Reorganized Debtors, the members of the Unsecured Creditors Committee, the members of the Asbestos Claimants Committee, the Future Claimants Representative, the members of the Equity Committee, the Collateral Trustee, the holders of Noteholder Claims, the holders of Bank Claims, the Administrative Agent nor any of their respective successors, officers, directors, employees, members, agents, attorneys, accountants, investment bankers, financial advisors or restructuring professionals, nor any other professional Person employed by any of them, shall have or incur any liability to any Person or Entity for any act or omission in connection with, relating to, or arising out of the Reorganization Cases, the administration proceedings of the U.K. Debtors, the negotiation of the Plan, the Schemes of Arrangement or the Voluntary Arrangements, pursuit of confirmation of the Plan, sanction of the Schemes of Arrangement and/or approval of the Voluntary Arrangements, the administration, consummation and implementation of the Plan or Schemes of Arrangement and/or the Voluntary Arrangements or the property to be distributed under the Plan or the Schemes and/or the Voluntary Arrangements, the Disclosure Statement, the Plan Documents, the releases and Injunctions, or the management or operation of the Debtors (except for any liability that results primarily from such Person’s or Entity’s bad faith or willful misconduct); provided, however, that (i) with respect to officers and directors of the Debtors, this exculpation provision shall apply only to officers or directors who were serving in such capacity on or after the Petition Date and (ii) this exculpation provision shall not apply to Rothschild Inc. In all respects each and all of such Persons, firms and Entities shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under, or in connection with, the Reorganization Cases, the Plan, the Schemes of Arrangement, the Voluntary Arrangements, the administration proceedings of the U.K. Debtors, and the administration of each of them.

ARTICLE X

MATTERS INCIDENT TO PLAN CONFIRMATION

10.1. No Liability For Tax Claims. Unless a taxing authority in the United States has asserted a Claim against the Debtors prior to the bar date established therefor, no Claim of such authority shall be Allowed against the Debtors or the Reorganized Debtors for taxes, penalties, interest, additions to tax or other charges arising out of the failure, if any of the Debtors, or the non-Debtor Affiliates, or any other Entity to have paid tax or to have filed any tax return (including, but not limited to, any income tax return or franchise tax return) in or for any prior year or arising out of an audit of any return for a period before the Petition Date.

10.2. No Successor Liability. Except as otherwise expressly provided in the Plan, Reorganized Federal-Mogul and the other Reorganized Debtors do not, pursuant to the Plan or otherwise, assume, agree to perform, pay or indemnify any Entity, or otherwise have any responsibility for any liabilities or obligations of the Debtors relating to or arising out of the operations of or assets of the Debtors, whether arising prior to, on or after the Effective Date. Except as provided in Article IV of the Plan, neither the Plan Proponents, Reorganized Federal-Mogul, the other Reorganized Debtors nor the Trust is, or shall be deemed to be, a successor to any of the Debtors by reason of any theory of law or equity, and none shall have any successor or transferee liability of any kind or character; provided, however, Reorganized Federal-Mogul, the other Reorganized Debtors and the Trust shall assume and remain liable for their respective obligations specified in the Plan and the Confirmation Order.

10.3. Asbestos Insurance Actions. Any Asbestos Insurance Action, or the claims and causes of action asserted or to be asserted therein, shall be preserved for the benefit of the Trust, for prosecution either by Reorganized Federal-Mogul, the other applicable Reorganized Debtors, or the Trustees (as mutually agreed by such parties) subsequent to Confirmation of the Plan and in accordance with the Trust Agreement. As of the date subsequent to the Effective Date on which the Trustees

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confirm in writing to the Reorganized Debtors that the Trust is in a position to assume such responsibility, such actions, along with the rights and obligations of the Debtors and the Reorganized Debtors with respect to Asbestos Insurance Policies and claims thereunder, to the extent that such Policies and claims relate to Asbestos Personal Injury Claims but not as to any other claims covered thereby and subject to the assignability without prejudice of such claims and Policies, shall be assigned to and vested in the Trust as the representative of the Debtors’ Estates, each being appointed by the Bankruptcy Court in accordance with Section 1123(b)(3) of the Bankruptcy Code without any further action by the Debtors or Reorganized Debtors, the Trust or the Bankruptcy Court. Such Asbestos Insurance Actions shall be so vested free and clear of all Liens, security interests and other Claims or causes of action, except as otherwise provided in the Plan. Until such time as the Asbestos Insurance Actions have become vested in the Trust, Reorganized Federal-Mogul and the other Reorganized Debtors, as the case may be, shall be entitled to compromise or settle any Asbestos Insurance Action; provided, however, that any such compromise or settlement shall require the consent of the Future Claimants Representative and the Asbestos Claimants Committee or the Trust Advisory Committee, as applicable, and the approval of the Bankruptcy Court. Upon vesting in the Trust, the Asbestos Insurance Actions shall be governed by the Trust Documents. Notwithstanding anything to the contrary contained herein, the Trust shall not compromise or resolve insurance coverage under any Asbestos Insurance Policy except with respect to Asbestos Personal Injury Claims and Trust Expenses.

10.4. Supersedeas Bond Actions

10.4.1. Preserved Actions. All Supersedeas Bond Actions and the rights and claims asserted or to be asserted therein, shall be preserved and shall be prosecuted or defended, as the case may be, by the Reorganized Debtors subsequent to Confirmation of the Plan.

10.4.2. Assumption By The Trust. As of the Effective Date, the Trust shall assume, and shall have exclusive liability for, any unsecured portion of Bonded Asbestos Personal Injury Claims remaining after crediting any Supersedeas Bond proceeds or other payment assurances to which the holder of such Claim is determined by Final Order or agreement of the parties, to be entitled. To the extent that the Reorganized Debtors successfully prosecute or defend against a Supersedeas Bond Action resulting in the discharge or release of the Supersedeas Bond or other payment assurance provided in connection therewith, any such recoveries shall inure to the benefit of the Reorganized Debtors.

10.4.3. Reservation of Rights of Issuers and Insurers of Payment Assurances. Notwithstanding anything to the contrary contained herein, nothing in the Plan shall be deemed to impair, prejudice, compromise or otherwise affect any defense or counterclaim asserted by any issuer or insurer of payment assurances issued on behalf of the Debtors, or any other defendant in the Supersedeas Bond Actions, to any claim of the Debtors, including, but not limited to, any defense based upon an asserted right of setoff or recoupment, or other defense under applicable non-bankruptcy law. Any right of setoff or recoupment shall be satisfied out of the assets in the possession of the Bond Sureties/Insurers and any claims or liabilities including, but not limited to, claims for premiums for bonds provided by any such issuers or insurers.

10.4.4. Compromising and Settling. Reorganized Federal-Mogul and the other Reorganized Debtors shall be entitled to compromise or settle any Supersedeas Bond Actions; provided, however, that any such compromise or settlement shall require the consent of the Future Claimants Representative and the Asbestos Claimants Committee, to the extent the compromise or settlement results in there being any unsecured portion of the Bonded Asbestos Personal Injury Claim after applying any Supersedeas Bond proceeds or other payment assurances.

10.5. Institution And Maintenance Of Legal And Other Proceedings. As of the date subsequent to the Effective Date on which the Trustees confirm in writing to the Reorganized Debtors that the Trust is in a position to assume the responsibility, the Trust shall be empowered to initiate, prosecute, defend and resolve all legal actions and other proceedings related to any asset, liability or responsibility of the Trust, including Asbestos Insurance Actions, Indirect Asbestos Personal Injury Claims, or other Trust Causes of Action. The Trust shall be empowered to initiate, prosecute, defend and resolve all such actions in the name of Federal-Mogul Corporation, any other Debtor or any Reorganized Debtor if deemed necessary or appropriate by the Trust. The Trust shall be responsible for the payment of all damages, awards, judgments, settlements, expenses, costs, fees and other charges incurred subsequent to the Effective Date arising from or associated with any legal action or other proceeding which is the subject of this Section 10.5 and shall pay or reimburse all deductibles, retrospective premium adjustments or other charges (not constituting Indirect Asbestos Personal Injury Claims) which may arise from the receipt of any insurance proceeds by the Trust.

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10.6. Retention And Enforcement Of Trust Causes Of Action. Pursuant to Section 1123(b)(3)(B) of the Bankruptcy Code, except as otherwise provided in the Plan, the Trust shall retain and have the exclusive right to enforce against any Entity any and all of the Trust Causes of Action, with the proceeds of the recoveries of any such actions to be deposited in the Trust; provided, however, that nothing herein shall alter, amend or modify the Injunctions, Releases, discharges or Supersedeas Bond Action provisions contained elsewhere in the Plan.

10.7. Preservation Of Insurance Claims. The discharge and release of the Debtors, Reorganized Debtors and the Released Parties from all Claims, and the injunctive protection provided to the Debtors, Reorganized Debtors, Released Parties and Protected Parties with respect to Demands as provided herein shall neither diminish nor impair the enforceability of any of the Asbestos Insurance Policies. Except as provided in Article IV of the Plan, the Trust shall be deemed to be the successor to the applicable Debtors with respect to all Asbestos Personal Injury Claims and the indemnitee under any Asbestos Insurance Policy to the extent there is no prejudice to coverage under such Asbestos Insurance Policies. The opportunity to participate in the resolution and defense of such Claim shall be in all respects subject to the Asbestos Personal Injury Trust Distribution Procedures provided for in the Trust Agreement and limited to contentions that the Claim should not be Allowed or should be Allowed in a lesser amount under such procedures. Except as provided in Article IV of the Plan, an Allowed Asbestos Personal Injury Claim shall be, and shall be deemed to be, a judgment against the Trust (as successor for all purposes to the liabilities of the applicable Debtors in respect of Asbestos Personal Injury Claims) in the Allowed Amount of such Claim for purposes of determining the liability of any insurer or indemnitor in respect of such Allowed Asbestos Personal Injury Claim.

ARTICLE XI

MISCELLANEOUS

11.1. Jurisdiction. Until the Reorganization Cases are closed, the Bankruptcy Court shall retain the fullest and most extensive jurisdiction that is permissible, including the jurisdiction necessary to ensure that the purposes and intent of the Plan are carried out. Except as otherwise provided in the Plan or the Trust Documents, the Bankruptcy Court shall retain jurisdiction to hear and determine all Claims against and Equity Interests in the Debtors, and to adjudicate and enforce the Asbestos Insurance Actions, the Supersedeas Bond Actions, and all other causes of action which may exist on behalf of the Debtors. Nothing contained herein shall prevent the Reorganized Debtors or the Trust from taking such action as may be necessary in the enforcement of any Asbestos Insurance Action, Supersedeas Bond Action or other cause of action which the Debtors have or may have and which may not have been enforced or prosecuted by the Debtors, which actions or other causes of action shall survive Confirmation of the Plan and shall not be affected thereby except as specifically provided herein. Nothing contained herein shall prejudice or affect the sole and exclusive jurisdiction and power of the U.K. Court in relation to the conduct of the administration of any U.K. Debtor under the laws of the relevant part of the United Kingdom and in relation to any Scheme of Arrangement or Voluntary Arrangement affecting any of the U.K. Debtors.

11.2. General Retention. Following Confirmation of the Plan, the administration of the Reorganization Cases will continue until the Reorganization Cases are closed by an Order of the Bankruptcy Court. The Bankruptcy Court shall also retain jurisdiction for the purpose of classification of any Claims and the re-examination of Claims which have been Allowed for purposes of voting, and the determination of such objections as may be filed with the Bankruptcy Court with respect to any Claims. The failure by the Plan Proponents to object to, or examine, any Claim for the purposes of voting, shall not be deemed a waiver of the rights of the Debtors, the Reorganized Debtors or the Trust, as the case may be, to object to or re-examine such Claim in whole or part.

11.3. Specific Purposes. In addition to the foregoing, the Bankruptcy Court shall retain jurisdiction for each of the following specific purposes after Confirmation of the Plan, which, in the case of the U.K. Debtors, shall be exercised subject to the concurrent jurisdiction of the U.K. Court:

11.3.1. to modify the Plan after Confirmation, pursuant to the provisions of the Bankruptcy Code and the Bankruptcy Rules, and, in the case of any U.K. Debtor, subject to corresponding modification, if necessary, of such Debtor’s Scheme of Arrangement and/or Voluntary Arrangement, as applicable, in accordance with applicable law;

11.3.2. to correct any defect, cure any omission, reconcile any inconsistency or make any other necessary changes or modifications in or to the Plan, the Trust Documents or the Confirmation Order as may be necessary to carry out the

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purposes and intent of the Plan, including the adjustment of the date(s) of performance under the Plan in the event the Effective Date does not occur as provided herein so that the intended effect of the Plan may be substantially realized thereby;

11.3.3. to assure the performance by the Disbursing Agent and the Trust of their respective obligations to make distributions under the Plan;

11.3.4. to enforce and interpret the terms and conditions of the Plan, the Plan Documents, and the Trust Documents; to enter such orders or judgments, including, but not limited to, injunctions (i) as are necessary to enforce the title, rights and powers of the Reorganized Debtors and the Trust, and (ii) as are necessary to enable holders of Claims to pursue their rights against any Entity that may be liable therefor pursuant to applicable law or otherwise, including, but not limited to, Court Orders;

11.3.5. to hear and determine any motions or contested matters involving taxes, tax refunds, tax attributes, tax benefits and similar or related matters, including without limitation contested matters involving the deduction of interest accrued after the Petition Date on Noteholder Claims, with respect to the Debtors, the Reorganized Debtors or the Trust arising on or prior to the Effective Date, arising on account of transactions contemplated by the Plan, or relating to the period of administration of the Reorganization Cases;

11.3.6. to hear and determine all applications for compensation of professionals and reimbursement of expenses under Sections 330, 331 or 503(b) of the Bankruptcy Code;

11.3.7. to hear and determine any causes of action arising during the period from the Petition Date through the Effective Date, or in any way related to the Plan or the transactions contemplated hereby, against the Debtors, the Reorganized Debtors, the Plan Proponents, the Trust, the Trustees, the Official Committees or the Future Claimants Representative and their respective officers, directors, stockholders, employees, members, attorneys, accountants, financial advisors, representatives and agents;

11.3.8. to determine any and all motions pending as of Confirmation for the rejection, assumption or assignment of executory contracts or unexpired leases and the allowance of any Claims resulting therefrom;

11.3.9. to determine such other matters and for such other purposes as may be provided in the Confirmation Order;

11.3.10. to determine the allowance and/or disallowance of any Claims against or Equity Interests in the Debtors or their Estates, including, without limitation, any objections to any such Claims and/or Equity Interests, and the compromise and settlement of any Claim against or Equity Interest in the Debtors or their Estates including, without limitation, any compromise or settlement of the Avoidance Litigation and the Valuation Proceedings;

11.3.11. to determine all questions and disputes regarding title to the assets of the Debtors or their Estates or the Trust;

11.3.12. to construe, enforce and resolve all questions and disputes relating to collective bargaining or employment agreements existing or approved by the Bankruptcy Court at or before Confirmation.

11.3.13. to hear and determine the Asbestos Insurance Actions, any similar claims, causes of action or rights of Reorganized T&N against the Hercules Insurers or rights of the Trust against the EL Insurers and the Supersedeas Bond Actions, to construe and take any action to enforce any Asbestos Insurance Settlement Agreement or any settlement with the Hercules Insurers or the EL Insurers or of any Supersedeas Bond Action and the releases executed and exchanged in connection therewith, and to issue such orders as may be necessary for the execution, consummation and implementation of any Asbestos Insurance Settlement Agreement or settlement of any Supersedeas Bond Action, and to determine all questions and issues arising thereunder;

11.3.14. to hear and determine any matters related to the Trust’s indemnification obligations under Article IV of the Plan and the Trust Documents;

11.3.15. to hear and determine any other matters related hereto, including the implementation and enforcement of all orders entered by the Bankruptcy Court in these Reorganization Cases; and

11.3.16. to enter in aid of implementation of the Plan such orders as are necessary, including but not limited to the implementation and enforcement of the Releases, the Injunctions and the other injunctions described herein.

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11.4. Interpretation of Certain Terms. When used in the Plan, the term “Claim” shall be broadly construed to include all manner and types of claim, whenever and wherever such claim may arise, anywhere in the world, and shall include, but not be limited to, Asbestos Personal Injury Claims. Likewise, when used in the Plan, the terms “Asbestos Personal Injury Claim” and “Asbestos Property Damage Claim” shall be broadly construed and shall include, but not be limited to, claims that may or may not presently constitute “claims” within the meaning of Section 101(5) of the Bankruptcy Code, and “demands” within the meaning of Section 524(g)(5) of the Bankruptcy Code.

11.5. The Official Committees And The Future Claimants Representative. Except as set forth below, the Official Committees and the Future Claimants Representative shall continue in existence until the Effective Date; the Administrators of the U.K. Debtors shall continue in office until orders are made by the U.K. Court discharging the Administration orders. The Debtors shall pay the reasonable fees and expenses incurred by the Official Committees and the Future Claimants Representative through the Effective Date, in accordance with the fee and expense procedures promulgated during the Reorganization Cases (but only to the extent such fees and expenses are not Trust Expenses, in which case those portions of such fees and expenses shall be paid as Trust Expenses in accordance with the Trust Agreement, with the remainder to be paid by the Debtors). After the Effective Date, the rights, duties and responsibilities of the Future Claimants Representative shall be as set forth in the Trust Agreement. On the Effective Date, the Official Committees shall be dissolved (except that the Unsecured Creditors Committee, the Asbestos Claimants Committee and the Future Claimants Representative shall continue in existence and have standing and capacity to (i) prosecute the Avoidance Litigation or otherwise object to the Surety Claims and/or seek to avoid and recover some portion or all of the security for the Surety Claims; (ii) commence and prosecute the Valuation Proceedings; (iii) prosecute their pre-Effective Date intervention in any other adversary proceedings; (iv) object to any proposed modification of the Plan; (v) object to or defend the Administrative Expense Claims of professionals employed by or on behalf of the Estates; (vi) participate in any appeals of the Confirmation Order; (vii) participate as a party in interest in any proceeding involving Section 524(g) of the Bankruptcy Code and (viii) participate as a party in interest in any proceeding relating to the Trust) and the members thereof released and discharged of and from all further authority, duties, responsibilities, liabilities and obligations related to, or arising from, the Reorganization Cases. The Administrators of the U.K. Debtors shall be discharged by order of the U.K. Court as soon as reasonably practicable after the Effective Date. The Reorganized Debtors shall pay the reasonable fees and expenses incurred by the Unsecured Creditors Committee, the Asbestos Claimants Committee and the Future Claimants Representative relating to any post-Effective Date activities authorized hereunder. Nothing in this Section 11.5 shall purport to limit or otherwise affect the rights of the United States Trustee under Section 502 of the Bankruptcy Code or otherwise to object to Claims or requests for allowance of Administrative Expenses.

11.6. Revocation Of Plan. The Plan Proponents reserve the right to revoke and withdraw the Plan as to any Debtor prior to entry of the Confirmation Order. If the Plan Proponents revoke or withdraw the Plan, or if Confirmation of the Plan as to such Debtor or Debtors does not occur, then, with respect to such Debtor or Debtors, the Plan shall be deemed null and void and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against such Debtor or Debtors, or any other Entity (including the Plan Proponents), or to prejudice in any manner the rights of such Debtor or Debtors, or such Entity (including the Plan Proponents) in any further proceedings involving such Debtor or Debtors.

11.7. Modification Of Plan. The Plan Proponents may propose amendments to or modifications of the Plan under Section 1127 of the Bankruptcy Code at any time prior to the Confirmation Date. After Confirmation, the Plan Proponents (or, as the case may be, the Reorganized Debtors after the Effective Date) may remedy any defects or omissions or reconcile any inconsistencies in the Plan, or the Confirmation Order or any other order entered for the purpose of implementing the Plan in such manner as may be necessary to carry out the purposes and intent of the Plan, so long as the interests of the holders of Allowed Claims are not materially and adversely affected thereby, and, in the case of the U.K. Debtors, make corresponding changes, reconciliations or modifications in the Scheme of Arrangement and/or Voluntary Arrangement, as applicable, for such Debtor if required. Anything in the Plan or in any Plan Document to the contrary notwithstanding, following Confirmation, no Plan Document shall be modified, supplemented, changed or amended in any material respect except with the consent of all Plan Proponents or, in the absence of such consent, with the approval of the Bankruptcy Court on notice to all Plan Proponents and such other Entities as the Bankruptcy Court may require and a hearing. In the event of a conflict between the terms or provisions of the Plan and the Trust Documents, the terms of the Plan shall control the Trust Documents.

11.8. Certain Provisions Regarding High River Limited Partnership. High River Limited Partnership or its affiliated designee shall have the same rights and powers that the Plan Proponents are provided under the Plan or Plan Documents,

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including, but not limited to, with respect to any modifications or amendments to the Plan or the Plan Documents, any waiver of conditions to confirmation or consummation of the Plan, the classification and/or treatment of any creditor or equity class in the U.S. and/or U.K. proceedings and any rights regarding the U.K. Debtors (including as to Schemes of Arrangement, Voluntary Arrangements, liquidation, the Administrators, and the T&N Limited and FM Ignition pension plans), the cramdown of the Plan, the Plan’s tax consequences, the corporate governance of Reorganized Federal-Mogul, the Exit Facilities and any and all other rights reserved for, or afforded to, the Plan Proponents under the Plan and Plan Documents (including as set forth in Section 6.7.3 of the Plan).

11.9. Modification Of Payment Terms. The Reorganized Debtors reserve the right to modify the treatment of any Allowed Claim, as provided in Section 1123(a)(4) of the Bankruptcy Code, at any time after the Effective Date upon the consent of the holder of such Allowed Claim.

11.10. Entire Agreement. The Plan Documents set forth the entire agreement and undertakings relating to the subject matter thereof and supersede all prior discussions, negotiations, understandings and documents. No Entity shall be bound by any terms, conditions, definitions, warranties, understandings, or representations with respect to the subject matter hereof, other than as expressly provided for in the Plan or the other Plan Documents or as may hereafter be agreed to by the affected parties in writing.

11.11. Headings. Headings are utilized in the Plan for convenience and reference only and shall not constitute a part of the Plan for any other purpose.

11.12. Administrative Claims Bar Date. Unless otherwise ordered by the Bankruptcy Court, except for Administrative Claims for amounts incurred by the U.S. Debtors in the ordinary course of business during these Reorganization Cases, the Confirmation Order shall operate to set a bar date for Administrative Claims against the U.S. Debtors (the “Administrative Claims Bar Date”), which bar date shall be the first Business Day that is at least 120 days after the Effective Date. Claimants holding Administrative Claims against the Debtors not paid prior to the Administrative Claims Bar Date may submit a Request for Payment of Administrative Expense on or before such bar date. The notice of Confirmation to be served and delivered pursuant to Bankruptcy Rules 2002 and 3020(c) will set forth such date and constitute notice of the Administrative Claims Bar Date. The Reorganized Debtors and any other party in interest will have ninety days after the Administrative Claims Bar Date to review and object to such Claims before a hearing for determination of such Administrative Claims is held by the Bankruptcy Court, provided that such ninety-day period of review may be extended by the Bankruptcy Court upon the request of any of the Plan Proponents. Nothing herein shall be deemed or construed to prejudice, or establish a bar date for, any Administrative Claim or Administration Claim against the U.K. Debtors or their Estates.

11.13. Governing Law. Except to the extent that federal law (including, but not limited to, the Bankruptcy Code and the Bankruptcy Rules) is applicable or where the Plan provides otherwise, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

11.14. No Interest. Except with respect to unimpaired Allowed Claims, or as expressly stated in the Plan or otherwise Allowed by Final Order of the Bankruptcy Court, no interest, penalty or late charge arising after the Petition Date shall be Allowed on any Claim or Equity Interest.

11.15. Limitation On Allowance. No attorneys’ fees, punitive damages, penalties, exemplary damages, or interest shall be paid with respect to any Claim or Equity Interest except as specified herein or as Allowed by a Final Order of the Bankruptcy Court.

11.16. Estimated Claims. To the extent any Claim is estimated for any purpose other than for voting, then in no event shall such Claim be Allowed in an amount greater than the estimated amount.

11.17. Consent To Jurisdiction. Upon default under the Plan, the Reorganized Debtors, the Trust and the Trustees, the Future Claimants Representative, and the Trust Advisory Committee, respectively, consent to the jurisdiction of the Bankruptcy Court, or any successor thereto, and agree that it shall be the preferred forum for all proceedings relating to any such default, except for matters pertaining solely to the U.K. Debtors or their Schemes of Arrangement and/or Voluntary Arrangements, as applicable, in which respect, all such parties consent to the jurisdiction of the U.K. Court.

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11.18. Successors And Assigns. The rights, duties and obligations of any Entity named or referred to in the Plan shall be binding upon, and shall inure to the benefit of, the successors and assigns of such Entity.

11.19. Non-Debtor Waiver of Rights. Non-debtor parties shall have the right to voluntarily waive any rights, benefits or protections that are afforded to them under the provisions of the Plan or any order issued in furtherance of the Plan, and such waiver shall supersede such rights, benefits or protections. Any such waiver shall only be effective if such party expressly and specifically waives in writing one or more of such rights, benefits or protections. Any such Entity which waives its rights under the Plan shall nonetheless remain subject to and bound by all other provisions of the Plan, including, but not limited to the discharge, the Releases, the Injunctions and all other injunctions thereunder.

11.20. Notices. All notices, requests and demands required or permitted to be provided to the Debtors, Reorganized Debtors or the Plan Proponents under the Plan, in order to be effective, shall be in writing, and unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, to the addresses set forth below:

THE DEBTORS:

FEDERAL-MOGUL CORPORATION

Attention: General Counsel

26555 Northwestern Highway

Southfield, MI 48034

Telephone: (248) 354-7055

Facsimile: (248) 354-8103

COUNSEL FOR THE DEBTORS:

SIDLEY AUSTIN BROWN &
WOOD LLP

James F. Conlan, Esq.

Larry J. Nyhan, Esq.

Kenneth P. Kansa, Esq.

Bank One Plaza

10 South Dearborn Street

Chicago, IL 60603

Telephone: (312) 853-7000

Facsimile: (312) 853-7036

SIDLEY AUSTIN BROWN & WOOD LLP Richard T. Peters, Esq. Kevin T. Lantry, Esq. 555 West Fifth Street, Suite 4000 Los Angeles, CA 90013 Telephone: (213) 896-6000 Facsimile: (213) 896-6600

PACHULSKI, STANG, ZIEHL, YOUNG, JONES &
WEINTRAUB P.C.

Laura Davis Jones, Esq.

James E. O’Neill, Esq.

919 North Market Street, 16th floor

Wilmington, DE 19801

Telephone: (302) 652-4100

Facsimile: (302) 652-4400

COUNSEL FOR THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS:

SONNENSCHEIN NATH & ROSENTHAL LLP Peter D. Wolfson, Esq. John A. Bicks, Esq. 1221 Avenue of the Americas New York, NY 10020-1089 Telephone: (212) 768-6700 Facsimile: (212) 768-6800	SONNENSCHEIN NATH & ROSENTHAL LLP Robert B. Millner, Esq. Thomas A. Labuda, Jr., Esq. 8000 Sears Tower Chicago, IL 60606 Telephone: (312) 876-8000 Facsimile: (312) 876-7934	THE BAYARD FIRM Charlene D. Davis, Esq. Eric Sutty, Esq. 222 Delaware Avenue, Suite 900 Wilmington, DE 19801 Telephone: (302) 655-5000 Facsimile: (302) 658-6395

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COUNSEL FOR THE ASBESTOS CLAIMANTS COMMITTEE:

CAPLIN & DRYSDALE, CHARTERED Elihu Inselbuch, Esq. 399 Park Avenue New York, NY 10022 Telephone: (212) 319-7125 Facsimile: (212) 644-6755	CAPLIN & DRYSDALE, CHARTERED Peter Van N. Lockwood, Esq. One Thomas Circle, N.W. Washington, D.C. 20005 Telephone: (202) 862-5000 Facsimile: (202) 429-3301	CAMPBELL & LEVINE, LLC Marla Eskin, Esq. Chase Manhattan Centre, 15th Floor 1201 N. Market Street Wilmington, DE 19801 Telephone: (302) 426-1900 Facsimile: (302) 426-9947

COUNSEL TO JPMORGAN CHASE BANK, AS ADMINISTRATIVE AGENT

SIMPSON THACHER & BARTLETT LLP Steven M. Fuhrman, Esq. 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	RICHARDS, LAYTON & FINGER, P.A. Mark Collins, Esq. One Rodney Square P.O. Box 551 Wilmington, DE 19899 Telephone: (302) 651-7700 Facsimile: (302) 658-6548

COUNSEL FOR THE FUTURE CLAIMANTS REPRESENTATIVE:

YOUNG CONAWAY STARGATT & TAYLOR, LLP James L. Patton, Jr., Esq. Edwin J. Harron, Esq. 1100 N. Market Street, 11th Floor Wilmington, DE 19899-0391 Telephone: (302) 571-6600 Facsimile: (302) 571-1253

COUNSEL FOR THE OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS:

BELL, BOYD & LLOYD David Heroy, Esq. 70 West Madison Street Three First National Plaza Suite 3300 Chicago, IL 60602 Telephone: (312) 807-4315 Facsimile: (312) 827-8010	BIFFERATO BIFFERATO & GENTILOTTI Connor Bifferato, Esq. Megan N. Harper, Esq. Buckner Building 1308 Delaware Avenue Wilmington, DE 19806 Telephone: (302) 429-1900 Facsimile: (302) 429-860

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ARTICLE XII

POTENTIAL COMPROMISE AND SETTLEMENT WITH PNEUMO ABEX PARTIES

12.1. Introduction and Contingent Nature of Provisions Contained in this Article XII. As set forth in this Article, the Plan may also implement, on the Effective Date, an agreement, if one is reached, between all of the Plan Proponents and the so-called Pneumo Abex Parties (the “Pneumo Abex Transaction”) that would result in the Pneumo Abex Parties receiving the benefits of an injunction pursuant to Sections 524(g) and 105 of the Bankruptcy Code channeling Pneumo Abex Asbestos Claims to a Pneumo Abex Subfund, which would be established within the FMP Fund, which FMP Fund comprises part of the Asbestos Personal Injury Trust Distribution Procedures. This Article XII contains a number of draft potential provisions that describe, and would, if accepted, effect the proposal made to the Plan Proponents by the Pneumo Abex Parties (the “Draft PA Transaction Proposal”).

The insertion of the provisions describing the Draft PA Transaction Proposal into this Article XII of the Plan is expressly conditioned upon, among other things, the waiver by Cooper Industries, Inc. (“Cooper”) of any objection to Confirmation of the Plan (including any rights Cooper may have as subrogee to the rights of the Pneumo Abex Parties). The Plan Proponents understand and understood such Confirmation objection waiver to have been made by Cooper on behalf of not just Cooper but all of the other Pneumo Abex Parties in all respects; Cooper and the other Pneumo Abex Parties dispute this understanding and contention and believe that the Confirmation objection waiver was solely on behalf of Cooper (including on behalf of Cooper as subrogee to the rights of the Pneumo Abex Parties).

As of the date of solicitation of votes on the Plan, the proposed Pneumo Abex Transaction has not been accepted by the Plan Proponents and there are aspects of the Draft PA Transaction Proposal with which the Plan Proponents do not agree. Inclusion of this Article XII in the Plan shall in no way constitute agreement with or admissions respecting any of the provisions thereof on the part of any of the Plan Proponents.

In the event agreement on the Pneumo Abex Transaction between each of the Plan Proponents and the Pneumo Abex Parties is not reached at least [30] days before the Bankruptcy Court-established deadline for voting on the Plan, or if such agreement is reached but approval of the Pneumo Abex Transaction by the required number of holders of Pneumo Abex Claims is not obtained by the Bankruptcy Court-established deadline for voting on the Plan, then none of the provisions of this Article XII of the Plan shall be effective, and such provisions shall be deemed removed from the Plan on the Confirmation Date; provided, however, that Cooper’s withdrawal of any objection to Confirmation (whether on its own behalf or as subrogee to the rights of any of the Pneumo Abex Parties) shall nonetheless remain effective.

Except as set forth in the preceding paragraph, and notwithstanding any provisions in this Plan to the contrary, changes or revisions to the Plan or Disclosure Statement relating to the provisions of the Draft PA Transaction Proposal and/or the Pneumo Abex Transaction must be approved in writing by all of the Plan Proponents.

12.2. Draft PA Transaction Proposal Provisions.

12.2.1. Section 1.1.20 of the Plan would be modified to include “(vi) any Pneumo Abex Asbestos Claim.”

12.2.2. The following definition would be added to the Plan: “Pneumo Abex means Pneumo Abex Corporation.”

12.2.3. The following definition would be added to the Plan: “Pneumo Abex Asbestos Claim means any and all asbestos-related personal/bodily injury claims and demands (as those terms are defined in the Bankruptcy Code), including contribution and indemnity claims, whenever or however asserted, against Pneumo Abex or any other Pneumo Abex Party, whether asserted by agents or employees of any of the Pneumo Abex Parties or any other person or entity, whether in the nature of or sounding in tort, contract, warranty, conspiracy or any other theory of law, equity or admiralty, whatsoever, for, attributable to or arising under the laws of any jurisdiction, by reason of, directly or indirectly, physical, emotional or other personal/bodily injuries (including death resulting therefrom) caused, or allegedly caused, in whole or in part, directly or indirectly, by Pneumo Abex, any of its predecessors, or any of the Pneumo Abex Parties on behalf of Pneumo Abex or any of its predecessors, and due to the presence of or exposure to asbestos or asbestos-containing products manufactured, sold, supplied, produced, specified, selected, distributed or in any way marketed by Pneumo Abex or any of its predecessors, or by any actions, omissions or activities, direct or indirect, of Pneumo Abex or any of its predecessors, including all claims or demands, debts, obligations or liabilities for

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compensatory damages (such as, without limitation, loss of consortium or support, medical monitoring, personal or bodily injury, wrongful death, survivorship, proximate, consequential, general and special damages) and punitive damages. A holder of a Pneumo Abex Asbestos Claim shall be referred to as a “Pneumo Abex Asbestos Claimant.””

12.2.4. The following definition would be added to the Plan: “Pneumo Abex Parties means Cooper Industries, Inc., Cooper Industries, Ltd., Pneumo Abex Corporation, and certain other entities that may be named with the consent of the Plan Proponents as part of the agreement by the Plan Proponents to the Pneumo Abex Transaction, together with any of their respective past, present or future affiliates, predecessors, successors or assigns, or the past, present or future officers, directors, employees, agents, affiliates, shareholders, lenders, attorneys, accountants, financial advisors, consultants or representatives of any of the foregoing.”

12.2.5. The following definition would be added to the Plan: “Pneumo Abex Transaction means a settlement between the Pneumo Abex Parties, on the one hand, and all of the Plan Proponents, on the other hand, as generally described in Section V.Y. of the Disclosure Statement, but only if and to the extent that such settlement is finalized and agreed to (as evidenced by definitive documentation) by all of the Plan Proponents and Pneumo Abex Parties at least [30] days prior to the Bankruptcy Court-established deadline for voting to accept or reject the Plan and approved by the requisite number of holders of Pneumo Abex Asbestos Claims no later than the Bankruptcy Court-established deadline for voting to accept or reject the Plan.”

12.2.6. The following definition would be added to the Plan: “Pneumo Abex Subfund means the segregated subtrust of the FMP Fund (which FMP Fund is established as part of the Asbestos Personal Injury Trust Distribution Procedures) to be established to pay Pneumo Abex Asbestos Claims if the Pneumo Abex Transaction is approved by all of the Plan Proponents and the Pneumo Abex Parties and is consummated.”

12.2.7. The following language would be added as Section 1.1.122.7: “if the Pneumo Abex Transaction is approved by all of the Plan Proponents and the Pneumo Abex Parties and is consummated, the Pneumo Abex Parties.”

12.2.8. The following language would be added to Section 1.1.155: “(f) if the Pneumo Abex Transaction is approved by all of the Plan Proponents and the Pneumo Abex Parties and is consummated, the cash, stock, insurance rights and proceeds, guarantees and other forms of financial assurances provided to the Pneumo Abex Subfund by the Pneumo Abex Parties.”

12.2.9. The following language would be added as a new Section 4.11.4 (and the remaining subsections in Section 4.11 would be renumbered accordingly): 4.11.4. “If the Pneumo Abex Transaction is approved by all of the Plan Proponents and the Pneumo Abex Parties and is consummated, Pneumo Abex and the Pneumo Abex Subfund will jointly and severally defend, indemnify and hold harmless the Pneumo Abex Parties and Reorganized Federal-Mogul Corporation and its affiliates (as well as their respective past, present or future affiliates, predecessors, successors or assigns, or past, present or future officers, directors, employees, agents, affiliates, shareholders, lenders, attorneys, accountants, financial advisors, consultants or representatives of any of the foregoing) from any and all claims, including without limitation, attorneys’ fees, arising from or on account of any Pneumo Abex Asbestos Claims.”

12.2.10. The following language would be added as a new Section 7.1.1(n) (and the remaining subsections in Section 7.1.1 would be renumbered accordingly): 7.1.1(n). “The Pneumo Abex Parties are alleged to be directly or indirectly liable for the Pneumo Abex Asbestos Claims for which the Pneumo Abex Parties allege F-M Products is liable and the Pneumo Abex Parties assert that such alleged liability of the Pneumo Abex Parties arises by reason of one or more of the reasons set forth in section 524(g)(4)(A)(ii) of the Bankruptcy Code.”

12.2.11. The following language would be added as a new Section 8.21:

“Subject to continued negotiations and approval by all of the Plan Proponents and the Pneumo Abex Parties, and provided that final documentation is executed, on the Effective Date, the Pneumo Abex Transaction will be consummated and the parties thereto will engage in the transactions contemplated therein.

Prior to the Confirmation Hearing, this Plan, and its incorporated Third Party Injunction, will be further modified as necessary to incorporate and implement the terms of the Pneumo Abex Transaction. In addition, the Asbestos Personal Injury Trust Distribution Procedures will be amended to create a matrix and claims resolution process for Pneumo Abex Asbestos Claims that will be similar to the matrix and claims resolution process applicable to the FMP (Wagner) Claims described in the Asbestos Personal Injury Trust Distribution Procedures. Pneumo Abex Asbestos Claims shall become “TDP Valued Claims” under the Asbestos Personal Injury Trust Distribution Procedures and

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claimants will be able to submit their claims for resolution via an administrative process and will not be required to liquidate the claims in the tort system (as would be the case in the absence of the implementation of the proposed transaction). The claims criteria and values for the Pneumo Abex Asbestos Claims will be similar to those set forth in the Asbestos Personal Injury Trust Distribution Procedures relative to the FMP (Wagner) Claims described therein.

IN THE EVENT THE PNEUMO ABEX TRANSACTION IS APPROVED AND THE PLAN IS CONFIRMED, THE PNEUMO ABEX PARTIES WILL BE BENEFICIARIES OF THE THIRD PARTY INJUNCTION AND THE SUPPLEMENTAL INJUNCTION CONTAINED IN THE PLAN.”

12.2.12. The following language would be added as the second sentence of Section 11.7 of the Plan: “If the proposed Pneumo Abex Transaction is approved by all of the Plan Proponents and the Pneumo Abex Parties and is documented, the Plan Proponents specifically reserve the right to incorporate in or attach to the Plan additional language or documents to implement the terms of that transaction.”

Dated: June 4, 2004

FEDERAL-MOGUL CORPORATION (for itself and on behalf of the Affiliated Debtors, as Debtors and Debtors in Possession)

By:	/s/ DAVID M. SHERBIN

OFFICIAL COMMITTEE OF UNSECURED CREDITORS

By:	/s/ NEIL SUBIN

OFFICIAL COMMITTEE OF ASBESTOS CLAIMANTS

By:	/s/ JOSEPH F. RICE

JPMORGAN CHASE BANK, AS ADMINISTRATIVE AGENT

By:	/s/ ANN KURINSKAS

ERIC D. GREEN, as THE FUTURE CLAIMANTS REPRESENTATIVE

By:	/s/ EDWIN J. HARRON

OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS

By:	/s/ ROBERT V. SHANNON

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COUNSEL FOR THE PLAN PROPONENTS

COUNSEL FOR THE DEBTORS:

SIDLEY AUSTIN BROWN &
WOOD LLP

James F. Conlan, Esq.

Larry J. Nyhan, Esq.

Kenneth P. Kansa, Esq.

Bank One Plaza

10 South Dearborn Street

Chicago, IL 60603

Telephone: (312) 853-7000

Facsimile: (312) 853-7036

SIDLEY AUSTIN BROWN & WOOD LLP Richard T. Peters, Esq. Kevin T. Lantry, Esq. 555 West Fifth Street, Suite 4000 Los Angeles, CA 90013 Telephone: (213) 896-6000 Facsimile: (213) 896-6600

PACHULSKI, STANG, ZIEHL, YOUNG, JONES &
WEINTRAUB P.C.

Laura Davis Jones, Esq.

James E. O’Neill, Esq.

919 North Market Street, 16th floor

Wilmington, DE 19801

Telephone: (302) 652-4100

Facsimile: (302) 652-4400

COUNSEL FOR THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS:

SONNENSCHEIN NATH & ROSENTHAL LLP Peter D. Wolfson, Esq. John A. Bicks, Esq. 1221 Avenue of the Americas New York, NY 10020-1089 Telephone: (212) 768-6700 Facsimile: (212) 768-6800	SONNENSCHEIN NATH & ROSENTHAL LLP Robert B. Millner, Esq. Thomas A. Labuda, Jr., Esq. 8000 Sears Tower Chicago, IL 60606 Telephone: (312) 876-8000 Facsimile: (312) 876-7934	THE BAYARD FIRM Charlene D. Davis, Esq. Eric Sutty, Esq. 222 Delaware Avenue, Suite 900 Wilmington, DE 19801 Telephone: (302) 655-5000 Facsimile: (302) 658-6395

COUNSEL FOR THE ASBESTOS CLAIMANTS COMMITTEE:

CAPLIN & DRYSDALE, CHARTERED Elihu Inselbuch, Esq. 399 Park Avenue New York, NY 10022 Telephone: (212) 319-7125 Facsimile: (212) 644-6755	CAPLIN & DRYSDALE, CHARTERED Peter Van N. Lockwood, Esq. One Thomas Circle, N.W. Washington, D.C. 20005 Telephone: (202) 862-5000 Facsimile: (202) 429-3301	CAMPBELL & LEVINE, LLC Marla Eskin, Esq. Chase Manhattan Centre, 15th Floor 1201 N. Market Street Wilmington, DE 19801 Telephone: (302) 426-1900 Facsimile: (302) 426-9947

COUNSEL TO JPMORGAN CHASE BANK, AS ADMINISTRATIVE AGENT

SIMPSON THACHER & BARTLETT LLP Steven M. Fuhrman, Esq. 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	RICHARDS, LAYTON & FINGER, P.A. Mark Collins, Esq. One Rodney Square P.O. Box 551 Wilmington, DE 19899 Telephone: (302) 651-7700 Facsimile: (302) 658-6548

COUNSEL FOR THE FUTURE CLAIMANTS REPRESENTATIVE:

YOUNG CONAWAY STARGATT & TAYLOR, LLP James L. Patton, Jr., Esq. Edwin J. Harron, Esq. 1100 N. Market Street, 11th Floor Wilmington, DE 19899-0391 Telephone: (302) 571-6600 Facsimile: (302) 571-1253

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COUNSEL FOR THE OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS:

BELL, BOYD & LLOYD David Heroy, Esq. 70 West Madison Street Three First National Plaza Suite 3300 Chicago, IL 60602 Telephone: (312) 807-4315 Facsimile: (312) 827-8010	BIFFERATO BIFFERATO & GENTILOTTI Connor Bifferato, Esq. Megan N. Harper, Esq. Buckner Building 1308 Delaware Avenue Wilmington, DE 19806 Telephone: (302) 429-1900 Facsimile: (302) 429-860

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EXHIBITS TO THE PLAN

1.1.7	Schedule of Affiliates

1.1.9	Schedule of Affiliated Subsidiaries

1.1.55	Dan=Loc Deed of Special Indemnity and Dan=Loc Deed of Guarantee

1.1.72	Schedule of Known On-Site Environmental Claims

1.1.130	Principal Terms and Conditions of the Reorganized Federal-Mogul Junior Secured PIK Notes

1.1.131	Principal Terms and Conditions of the Reorganized Federal-Mogul Secured Term Loan Agreement

1.1.133	Schedule of U.K. Debtors Subject to Schemes of Arrangement

1.1.136	Principal Terms and Conditions of the Secured Surety Notes and Junior Secured Surety PIK Notes

1.1.154	Form of Asbestos Personal Injury Trust Agreement and Asbestos Personal Injury Trust Distribution Procedures

1.1.168	Schedule of U.K. Debtors Subject to Voluntary Arrangements

1.1.170	Warrant Agreement

3.1.12	Schedule of Affiliate Claims Treatment

3.21	Classification and Treatment of Claims Against and Equity Interests in all Remaining U.S. Debtors and U.K. Debtors

5.1.2	Schedule of Rejected Contracts

8.3.7	Form of Registration Rights Agreement

8.3.8	Form of Lockup Agreement

8.3.9(1)	Proposed Certificate of Incorporation of Reorganized Federal-Mogul Corporation

8.3.9(2)	Proposed Bylaws of Reorganized Federal-Mogul Corporation

8.3.10	Initial Board of Directors of Reorganized Federal-Mogul Corporation

8.4.1	Initial Boards of Directors for the Affiliated Debtors of Reorganized Federal-Mogul Corporation

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